Form 20-F
period 2006-12-31
ENERGY EXPLORATION TECHNOLOGIES /
filed 2007-06-20
CIK 1009922

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[    ]

Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]

Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

OR

[    ]

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

[    ]

Shell company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report……………………For the transition period from ....................................... to ............................................

Commission file number 000-30678

Energy Exploration Technologies Inc.
(Exact Name of Registrant as Specified in its Charter)

Energy Exploration Technologies Inc.
(Translation of Registrant’s Name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, 505 – 3rd Street SW
Calgary AB, T2P 3E6 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:  Common shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

27,177,908 common shares and 10,000,000 preferred shares outstanding as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act

Yes	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes	No	X

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18	X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes	No

TABLE OF CONTENTS

GENERAL INFORMATION

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  4

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

  4

ITEM 3.

KEY INFORMATION

4

ITEM 4.

INFORMATION ON THE COMPANY

13

ITEM 4A.

UNRESOLVED STAFF COMMENTS

24

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

40

ITEM 8.

FINANCIAL INFORMATION

42

ITEM 9.

THE OFFER AND LISTING

67

ITEM 10.

ADDITIONAL INFORMATION

68

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

80

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

80

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

80

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE

     OF PROCEEDS

80

ITEM 15.

CONTROLS AND PROCEDURES

80

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

81

ITEM 16B.

CODE OF ETHICS

81

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

82

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

82

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

82

PART III

ITEM 17.

FINANCIAL STATEMENTS

82

ITEM 18.

FINANCIAL STATEMENTS

82

ITEM 19.

EXHIBITS

83

 FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  These statements also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions.  These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

These risks include:

•

customer satisfaction and quality issues;

•

competition;

•

technology risk;

•

our ability to achieve and execute internal business plans; and

•

other factors described herein under “Risk Factors.”

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.  Given these uncertainties, users of the information included in this Annual Report on Form 20-F, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements.  We do not intend to update the forward-looking statements included in this Annual Report on Form 20-F.

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, “we,” “our,” “us,” the “company,” and “NXT” refer to Energy Exploration Technologies Inc. and its subsidiaries.  All references to “fiscal” in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in United States dollars unless otherwise stated.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 3.

KEY INFORMATION

A.

Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document.  The consolidated statements of income data for each of the three years ended December 31, 2004, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document.  The consolidated statements of income data for each of the years ended December 31, 2002 and 2003 and selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited financial statements not included in this document.

Consolidated Statements of:	For the year ended December 31
LOSS & COMPREHENSIVE LOSS	2006	2005	2004	2003	2002
Revenues
Survey revenue	$ 1,063,645	$ -	$ -	$ -	$ -
Survey cost	144,643
	919,002	-	-	-	-
Oil and natural gas revenue	36,884	48,686	48,031	-	75,628
	955,886	48,686	48,031	-	75,628
Operating expenses
Oil and natural gas expenses	4,752	4,728	5,735	-	1,559
Administrative	2,482,663	2,742,734	2,370,380	1,782,952	1,442,477
Depletion and impairment of oil and natural gas properties	1,017,165	586,011	192,921	1,004,973	210,871
Amortization and depreciation	84,502	57,755	57,930	56,666	239,766
Research & development	-	3,000,000	-	-	152,862
Survey cost - non revenue	-	29,208	666,743	130,499	48,909
	3,589,082	6,420,436	3,293,709	2,975,090	2,096,444
	(2,633,196)	(6,371,750)	(3,245,678)	(2,975,090)	(2,020,816)
Other expense (income)
Interest expense (income)	(3,888)	58,424	531	(2,190)	(26,499)
Interest on debentures	1,137,296	1,418,557	-
Loss (gain) sale of properties	-	4,881	(30,294)	(12,003)	(42,046)
Other	854	-	-	12,742	1,636
	1,134,262	1,481,862	(29,763)	1,451	66,909
Net loss from continuing operations before income tax	(3,767,458)	(7,853,612)	(3,215,915)	(2,973,639)	(1,953,907)
Income tax benefit	-	17,134	-
Net loss from continuing operations	(3,767,458)	(7,836,478)	(3,215,915)
Gain from discontinued operations	-	-	33,494	159,765	(3,722,213)
Net loss	(3,767,458)	(7,836,478)	(3,182,421)	(2,813,874)	(5,676,120)
Other comprehensive loss:
Foreign currency adjustments	(87,193)	(3,672)	(12,107)	461,515	39,211
Comprehensive loss for the period	$ (3,854,651)	$ (7,840,150)	$ (3,194,528)	$ (2,352,359)	$ (5,636,909)
Basic and diluted net loss per share from continuing operations	$ (0.15)	$ (0.37)	$ (0.16)	$ (0.17)	$ (0.12)
Basic and diluted loss per share	$ (0.15)	$ (0.37)	$ (0.16)	$ (0.13)	$ (0.33)
Weighted average common shares outstanding	25,038,200	21,276,899	20,132,989	17,599,783	16,971,153

	As at December 31
BALANCE SHEET DATA:	2006	2005	2004	2003	2002
Working capital	$1,085,092	$(2,393,872)	$688,128	$563,857	$842,530
Current assets	2,562,685	1,230,215	1,319,714	1,250,908	991,563
Oil and natural gas properties, net	130,360	1,088,244	1,161,591	1,194,406	2,763,919
Other property and equipment, net	211,151	140,864	176,651	190,810	229,131
Total assets	2,904,196	2,459,323	2,657,956	2,636,124	4,018,825
Current liabilities	1,477,593	3,624,087	631,586	687,051	149,033
Long-term liabilities	-	207,625	233,253	-	-
Total liabilities	1,477,593	3,831,712	864,839	687,051	149,033
Shareholders’ equity (deficit)	$1,426,603	$(1,372,389)	$1,793,117	$1,949,073	$3,869,792

B.

Capitalized and indebtedness

Not applicable – The company is filing this Form 20-F as an annual report.

C.

Reasons for the offer and use of proceeds

Not applicable – The company is filing this Form 20-F as an annual report.

D.

Risk factors

Investing in our common shares involves a high degree of risk.  In addition to the other information included in this document, you should carefully consider the risks described below before purchasing our common shares.  If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer.  As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.

Our ability to continue operating is not certain and we may be forced to liquidate the company.

We have not become a commercially viable company.  Our future operation depends upon us successfully securing sufficient funds to sustain our operations.  If we are unable to generate sufficient cash from operating activities or secure an additional source of financing we may not be able to execute our business plan beyond one year and we may be forced to cease operations.

We are a small business with limited personnel and therefore have an inherent internal control weakness related to our inability to affect proper segregation of duties between administrative staff.

Certain duties that are most appropriately segregated between different employees are, due to our limited staff, assigned to one individual.  However, we believe our controls are reasonable given our limited staff resources.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments.  In the company often these incompatible functions cannot be allocated to separate individuals because of our small administrative staff.

The company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions.  For example, as a compensating control, the accountant does not have signing authority on the bank accounts and the accountant’s activities are actively supervised by our Chief Financial Officer.  If these alternative controls fail then this lack of separation of duties exposes the company to misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations.

Our rights to Stress Field Detection (“SFD”) technology may be challenged and we may need to defend our rights to the technology in the courts.

Our right to the SFD technology depends on our CEO and Director, Mr. Liszicasz, having a lawful right to sell to us the exclusive right to exploit the SFD technology for the exploration of hydrocarbons as agreed to in the Technical Transfer Agreement (“TTA”). (For a full history of the technology transfer see ITEM 4 History and development of the company - History of Technology Agreements included within this Form 20-F.)

Our rights to use our SFD technology initially arose from an agreement we entered into with Mr. Liszicasz on January 1, 1996.  Mr. Liszicasz was the inventor of the technology.  Mr. Liszicasz subsequently assigned his rights to this agreement to Momentum Resources Corporation (“Momentum”), a Corporation registered in Nassau, Bahamas on June 18, 1996 pursuant to a partnership agreement that Mr. Liszicasz had entered into with a third party partner on September 1, 1995.  Mr. Liszicasz owned 50% of Momentum and a 50% interest in the partnership.

Pursuant to this partnership agreement Mr. Liszicasz transferred to the partnership the original SFD sensor device as  enhanced to the date of transfer and Mr. Liszicasz’ know-how to locate hydrocarbons using the SFD detector.  On June 18, 1996 the partnership transferred this interest in the SFD Technology to Momentum.

All subsequent SFD development was undertaken and financed directly by NXT in conjunction with Mr. Liszicasz.

The Momentum agreement expired on December 31, 2005.

We retained a Canadian national law firm to evaluate the ownership of SFD theories, equipment and know-how based upon documentary evidence including various agreements entered into by Mr. Liszicasz, the Partnership, Momentum and NXT.  The legal opinion interpreted the agreements to have the following legal effect today:

1.

Momentum owns the original SFD sensor that was transferred to Momentum pursuant to the Partnership Agreement on September 1, 1995.

2.

The Partnership Agreement does not result in the transfer of “know-how” or the SFD Theories from Mr. Liszicasz to the Partnership.  “Know-how” is a personal skill and knowledge of Mr. Liszicasz that cannot be transferred.

3.

Mr. Liszicasz retains intellectual rights associated with his SFD Theories including any rights to his “know-how”.

4.

NXT owns any SFD sensors developed by NXT.

On December 31, 2006 we executed the Technical Transfer Agreement with Mr. Liszicasz whereby Mr. Liszicasz transferred all his rights to the SFD Technology for the purpose of hydrocarbon exploration to the company.

A risk does exist that the former partner of Mr. Liszicasz or some other unknown party may claim some legal entitlement to Mr. Liszicasz’ intellectual property, NXT’s rights to commercialize this intellectual property or NXT’s right to create SFD devices and processes.  However, we believe that such a claim would be without merit.

The SFD technology is an essential component of our business plan.  If a third party challenged our lawful entitlement to this technology we would vigorously defend our rights.  The legal defense of our right to the technology may be expensive.  A loss of our right to the SFD technology would have a material adverse effect on the company's business, financial condition and results of operations.

We changed our business strategy and this new strategy may not be successful.

We embarked on a new strategic direction in 2006 to provide SFD survey services to third parties for a fee.  There can be no assurance that the company will be commercially successful in adopting this new strategy or any other business strategy.  In 2006 we earned Cdn. $1.2 million (US $1.1 million) revenue from providing our services to customers.  The company must generate more revenue to be profitable and to generate a positive cash flow from operations.  We anticipate that this business strategy will become profitable and generate positive cash flows from operations but there is no assurance that we can secure contracts and execute the strategy as required to achieve this anticipated outcome.

As of the date of this report we have entered into two contracts for approximately Cdn. $3.0 million to provide SFD services in 2007.

Failure of the company for technical, commercial or other reasons to profitably execute our business plan would have a material adverse effect on the company’s business, financial condition and results of operations.

We rely on a limited number of SFD sensors and this limitation may affect our ability to conduct business.

We have a limited number of SFD sensors.  We are manufacturing additional sensors.  If the existing sensors are damaged, destroyed or stolen prior to us creating and testing additional sensors there is a risk that we will not be able to execute our business plan.

We require ongoing technology development otherwise we may not be able to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD Survey System to make it scaleable for growth and to respond to potential future competitive pressures.  These improvements require substantial time and resources.  Furthermore even if resources are available there can be no assurance that the company will be commercially or technically successful in enhancing the technology.  The company’s inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on the company's business, financial condition and results of operations.

We are dependent on key personnel; the loss of any of these key persons will impact our ability to conduct business.

The company's future success depends to a significant extent on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees.  The loss of the services of the company's employees or the company's failure to attract, retain and motivate qualified personnel could have a material adverse effect on the company's business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The company has employment agreements with all of its executive officers, including George Liszicasz, its President and Chief Executive Officer.

We are dependant on Mr. Liszicasz to perform most of the interpretation of the SFD data and to enhance our technology.  If Mr. Liszicasz is unable to perform these functions it may have an adverse effect on our ability to interpret the data from SFD surveys as required by survey contracts or to enhance our technology.

We could have demands put on our services that will exceed the capacity of our ability to deliver with our current personnel.  Although we have performed large scale SFD surveys in the past to third parties, we will require additional skilled personnel to successfully fulfill multiple fee-for-service contracts.  Within the province of Alberta the skilled personnel that we require is in short supply. These key people may be difficult to recruit into our company.  If we cannot hire these key personnel our ability to accept contracts or meet contract commitments may be adversely affected.

A single major shareholder who is also a Board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, beneficially owns, as of March 31, 2007, approximately 19% of the common shares outstanding and therefore has a substantial influence in all shareholder matters.  Additionally he owns 10,000,000 preferred shares that may be convertible into common shares subject largely to certain revenue performance conditions being met.  If all the preferred shares were converted and there was no other change in our share structure he would own 40% of common shares.  See Notes to the Financial Statements or Management Discussion and Analysis for additional information relating to the preferred shares.

This potential conflict of interest is mitigated by an independent Board of Director that protects the interest of all shareholders.  As well, Mr. Liszicasz is governed by a code of conduct and a fiduciary responsibility to ensure that the interests of all shareholders are protected.

If these conflict of interest controls are not effective there is an opportunity for decisions being made by the company that may advantage Mr. Liszicasz and negatively impact other shareholders.

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

There is a limited public market for our common shares on the OTC/Bulletin Board and the Frankfurt and Berlin Exchanges, and there is a risk that a broader or more active public trading market for our common shares will never develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time-to-time relative to our operating performance, drilling results, financing, advances in technology or other business developments.

Because we have a limited operating history and no profits to date, the market price for the common shares is more volatile than that of a seasoned issuer.  Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients.  No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Sales of substantial amounts of the common shares on the public market, or the perception that substantial sales could occur, could adversely affect the prevailing market prices for those shares and also, to the extent the prevailing market price for the common shares is reduced, adversely impact our ability to raise additional capital in the equity markets.  In addition, as of March 31, 2007, our employees, former employees, directors, consultants and shareholders hold 1,098,872 vested options and 4,612,368 of vested warrants entitling them to acquire 5,711,240 common shares.   Should these persons exercise these options, it is likely they would sell some or all of the underlying common shares on the public markets in order to generate cash to pay taxes or for other reasons.

You will be subject to the penny stock rules to the extent our stock price on the OTC Bulletin Board is less than $5.00.

Since the common shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, trading in the common shares on the OTC Electronic Bulletin Board is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules".  The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends in the foreseeable future.

We have never paid any cash dividends on our common stock, and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares.  Subject to compliance with applicable corporate and securities laws, we may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate.  Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares, including a substantial dilution in net tangible book value per share.

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

The company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property.

We have no immediate intentions of obtaining a patent for the SFD technology as we believe the risk and cost of seeking a patent exceed the benefits of a patent.  The patent protection process would require disclosure of the SFD technology to third parties and ultimately public disclosure.  This disclosure could significantly increase the risk of unlawful use of our technology by third parties.  Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our intellectual property in all or any jurisdiction within North America or other countries throughout the world.  If registered, there can be no assurance that it would be sufficiently broad to protect the company's technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted hereunder would provide meaningful protection or a competitive advantage to the company.  Finally, protection afforded by patents is limited by the financial resources available to legally defend intellectual property rights.  NXT currently does not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets.  Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD technology comes from restricting access to knowledge of the technology.  Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD technology and no one employee and only one officer has access or knowledge of all aspects of the SFD system.  Currently no third party has any significant knowledge of the technology.  As further protection, SFD equipment does not leave the direct control of NXT employees thereby preventing unauthorized replication of the equipment.

The company reassesses the appropriateness of its intellectual property protection strategy on an ongoing basis and seeks advice from intellectual property advisors.  We may seek patent protection of our technology if conditions change in the future.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the company's technology without authorization, develop similar technology independently or design around the company's secrets.  There can be no assurance that the steps taken by the company to prevent misappropriation or infringement of our intellectual property will be successful.  An inability to protect our intellectual property would make it possible for competitors to offer similar products and services.

Any failure by the company to protect its intellectual property could have a material adverse effect on its business, financial condition and results of operations.

We experience operational hazards in our flight operations that may subject us to potential claims in the event that an incident or accident occurs.

The flight operations of SFD surveys are subject to the hazards associated with general and low-level flight operations.  An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property.

Independent third parties provide all the services required to operate the aircraft in accordance with Transport Canada airworthiness standards; they bear the primary risks of flight operations.  These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures.  The aircraft operator employs the required pilots, aircraft maintenance engineers and support personnel and ensures that they operate within their Transport Canada operating certificate.  Our employees do not perform any airworthiness or flight safety operations.

We obtain insurance coverage to provide us with additional risk protection.  We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations.  In addition, we maintain general business insurance coverage.

Despite our policy not to operate the aircraft directly we cannot avoid all risks of flight operations.  In the event of an incident or accident we may be sued by injured parties and to the extent that our SFD equipment is damaged we may be unable to conduct future SFD surveys.

We operate in the oil and gas industry that may subject us to industry specific hazards that can result in unexpected costs to the company.

Any oil and natural gas exploration and development projects in which we might participate are subject to the usual hazards related to the drilling of oil and natural gas wells, including the risk of fire, explosion, blow-out, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases.  These hazards can cause personal injuries or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.

The project operator will, in accordance with prevailing industry practice, maintain insurance to protect any joint venture participant against some, but not all, of these risks.  The insurance maintained by the project operator generally would not cover claims relating to failure of title to oil and natural gas leases, trespass during survey acquisition or surface damage attributable to seismic operations, or business interruption, nor would it protect against loss of revenues due to well failure.  There can be no assurance that any insurance obtained by the project operator covering claims related to worker's compensation, comprehensive general liability for bodily injury and property damage, comprehensive automobile liability and pollution, cleanup, underground blowout and evacuation will be adequate to cover all losses or liabilities which may be incurred within projects in which we participate.  We also cannot predict the continued availability of insurance coverage or the availability of insurance at premium levels that justify its purchase.

In cases where we have direct liability as a result of our participation as a joint venture partner in a well, the failure or inability of the project operator to procure insurance at an acceptable cost or the occurrence of a significant adverse event not fully insured or indemnified against could have a direct material adverse effect on our business, financial condition and results of operations.  In these cases, our exposure will be commensurate with our participation percentage.

While we would have no direct liability in cases where our participation is limited to an overriding royalty interest, the failure or inability of the project operator to procure insurance at an acceptable cost or the occurrence of a significant adverse event not fully insured or indemnified against could have an indirect, adverse effect on our business, financial condition and results of operations to the extent it adversely affects the operator’s ability to complete projects where we have a beneficial interest.

We conduct business in foreign currencies thereby exposing us to currency exchange losses.

Our financial position will be affected by exchange rate fluctuations.  We hold cash in both Canadian and United States dollars.  We incur expenses in Canadian dollars yet report our financial results in United States dollars.  Furthermore we intend to enter into contracts to provide services in foreign countries and may conduct business in other currencies such as the Euro.  Changes in currency exchange rates could have a adverse effect on the company's business, financial condition and results of operations.

We are subject to financial penalties for an indeterminate length of time related to a registration rights agreement entered into with investors in our 2005 convertible debenture.  The penalty may be material.

In connection with the private placement completed in the fourth quarter of 2005, we agreed to file a resale registration statement.  In the event that this registration statement is not declared effective within 90 days, we are subject to a monthly penalty of 2% per month of the principal amount of the convertible debenture.  This monthly penalty shall continue to accrue until such date as a registration statement becomes effective by the SEC or the underlying shares otherwise become free trading.  We are currently in violation of our obligation to make the underlying shares free trading and the registration penalty obligation continues to grow monthly.  We are uncertain as to how large the penalty will become before we fulfill our registration obligations.

We may have violated Section 5 of the Securities Act of 1933 and may be subject to litigation and/or liability in connection with such potential violation.

Prior to NXT’s continuance from the State of Nevada to the Province of Alberta, NXT did not file a registration statement regarding the continuance. NXT has subsequently become aware that failure to file a registration statement in connection with the continuance appears to be a violation of Section 5 of the Securities Act of 1933 (the “Securities Act”) as changing an issuer’s domicile from one country to another country constitutes an offer and/or sale of a new security. NXT has also been advised that Rule 145, promulgated by the SEC under the Securities Act, embodies the SEC’s determination that such transactions are subject to the registration requirements of the Securities Act.

Section 12 of the Securities Act provides that anyone that offers or sells securities in violation of Section 5 of the Securities Act shall be liable to the person purchasing such security, who may sue either in any court of competent jurisdiction, to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security.  The time and expense defending such claims could distract management from operating the business and could have a material adverse impact on our financial condition.

We are a Canadian company and our nationality may impair the enforceability of judgment for any person resident outside Canada.

Since we are a Canadian company and most of our assets and key personnel are located in Canada, you may not be able to enforce a U.S. judgment for claims you may bring against us, our assets, our key personnel or many of the experts named in this document.  This may prevent you from receiving compensation to which you may otherwise have a claim.

We are organized under the laws of Alberta, Canada and most of our assets are located in Canada.  In addition, a majority of the members of our board of directors and our officers are residents of Canada.  As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws.  In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and development of the company

Summary

Our principal executive offices are located at 1400, 505 - 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020.  In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

We are a reporting issuer in Alberta under the Alberta Securities Commission.  We are a reporting company in the United States under the Securities Exchange Act of 1934 as a Foreign Private Issuer and our common shares trade publicly over-the-counter within the United States on the OTC Bulletin Board under the symbol "ENXTF" and in Europe on the Berlin and Frankfurt Exchanges under the symbol “EFW”.

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary Stress Field Detection (“SFD”) survey system.  The SFD system is a remote-sensing airborne survey technology comprised of SFD sensors, integrated electronic data acquisition, processing and interpretation subsystems.

The underlying technology employed by our SFD Survey System was invented by George Liszicasz, our CEO, President and largest shareholder.  The technology was licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements.  On December 31, 2006 the company acquired the technology through a Technology Transfer Agreement from Mr. Liszicasz and terminated the license agreement.

Our airborne SFD Survey System is offered to clients on a fee-for-service basis.  Under contract we survey large tracts of land then identify and prioritize oil and gas prospect areas (“Prospect Areas”) for our clients.  A Prospect Area is defined as an area having subsurface structural trapping mechanisms with significant potential for oil and gas accumulations.  Prospect Areas are generally further evaluated by clients using conventional exploration techniques, such as conducting a follow-up seismic survey prior to the client selecting a drilling location.  Our SFD Survey System is less expensive, quicker, less environmentally intrusive and potentially more effective than other existing wide-area reconnaissance survey systems.  These advantages can reduce finding costs and time required to identify oil and gas prospects for our clients.

The SFD Survey System is a proven technology that has successfully been field tested for clients and joint venture partners.  Several independent reports confirm the efficacy of the technology.  In 2006 the company conducted its first SFD surveys for a fee for two independent clients.  Prior to the end of 2006 the company entered into a contract with a third client to conduct an SFD survey in 2007.  In February 2007 the company entered into a contract with a fourth client to conduct an SFD survey.

Risk Factors

We are subject to a number of risks that you should be aware of before you decide to buy our common stock. These risks are discussed in the “RISK FACTORS” section of this prospectus.

Corporate History

NXT is a technology company focused on using its proprietary SFD technology for oil and gas exploration.  We were initially incorporated in the State of Nevada on September 27, 1994 under the name Auric Mining Corporation.  In January 1996 we acquired all of the common stock of NXT Energy USA (then known as Pinnacle Oil Inc.) from its stockholders in exchange for our common stock.  As a consequence of this acquisition, NXT Energy USA became our wholly-owned subsidiary and its stockholders acquired a 92% controlling interest in our common stock.

Prior to this transaction, we were a corporate shell conducting no active business, and NXT Energy USA was a development stage research and development enterprise holding world-wide rights to use the SFD technology for hydrocarbon exploration purposes through an agreement with our CEO, president and board member George Liszicasz. Mr. Liszicasz was the inventor of the technology.

Immediately after this transaction we changed our name to Pinnacle Oil International, Inc. and subsequently, on June 13, 2000 we changed our name to Energy Exploration Technologies.

Throughout the period from fiscal year 2000 through to 2005, NXT made capital investments for the purpose of developing oil and gas properties.  In this period NXT invested $10.1 million; $5.0 million of which was invested in Canada and $5.1 million which was invested in the United States (the United States investments were solely in the period 2000 through 2002).  There has been no significant capital expenditure on oil and gas properties in 2006 and we do not intend to make any material expenditure on oil and natural gas properties in the future.

Expenditures on oil and gas properties during this period were high risk in nature with $1.4 million invested into the acquisition of land and $8.6 million expended on exploration programs with the balance on development.  These expenditures were partially targeted towards land identified by SFD surveys.

We incurred these expenditures to provide evidence of the efficacy of the SFD survey system through direct exploitation of SFD-identified Prospect Areas.  This tactic, although partially effective, suffered because NXT lacked the capital base to exploit the technology independently.  To counter these capital deficiencies NXT entered into joint venture agreements with third parties to jointly exploit properties.  These joint venture obligations included non-SFD identified properties thereby diverting capital resources away from the prime SFD prospects.  This business model did not achieve its strategic objective.

In January 2003 we adopted a formal plan to divest our U.S. oil and gas properties.  On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for $1.5 million consisting of $720,000 in cash with the balance paid through the return to treasury of all outstanding preferred shares.

On October 24, 2003 at a special shareholders’ meeting, a majority of our shareholders approved the continuance of the company from the State of Nevada to the Province of Alberta, Canada.  At that time we continued or were re-incorporated in the Province of Alberta, Canada under the Business Corporations Act (Alberta) and we modified our name to Energy Exploration Technologies Inc.  Throughout 2004 and to the present we have conducted our business activities primarily through the company’s Canadian parent and subsidiaries.  Our wholly-owned subsidiaries located in the United States are currently inactive.  Our business is based in Calgary, Alberta, Canada.

Prior to NXT’s continuance from the State of Nevada to the Province of Alberta, NXT did not file a registration statement regarding the continuance.  NXT has subsequently become aware that failure to file a registration statement in connection with the continuance appears to be a violation of Section 5 of the Securities Act as changing an issuer’s domicile from one country to another country constitutes an offer and/or sale of a new security. NXT has also been advised that Rule 145, promulgated by the SEC under the Securities Act, embodies the SEC’s determination that such transactions are subject to the registration requirements of the Securities Act.

Section 12 of the Securities Act provides that anyone that offers or sells securities in violation of Section 5 of the Securities Act shall be liable to the person purchasing such security, who may sue either in any court of competent jurisdiction, to recover the consideration paid for such security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security.

The trading history of NXT stock does not appear to have been impacted by the continuation of the company to Alberta.  On October 23, 2003, the day prior to the effective date of the continuance, the closing price for NXT’s stock, as quoted on the OTC/BB was $1.90. For the twelve month period prior to the continuance, the closing price for NXT’s stock ranged from $0.07 to $1.90. For the twelve months after the continuance the closing sales price for the stock ranged from $0.55 to $1.90.  On April 30, 2007 the closing price for NXT’s stock was $2.25.  Additional information on closing prices is included within Item 9 of this Form 20-F.

To date, NXT has not received any complaints, statements of claims or other documents indicating that any investor alleges damages resulting from any potential violation of the Securities Act.

History of Technology Agreements

On January 1, 1996 our initial entitlement to use SFD technology was obtained through an agreement executed with Mr. George Liszicasz who is our CEO, president and director.  Pursuant to the terms of this agreement Mr. Liszicasz agreed to provide oil and gas prospects located by utilizing the SFD sensors (“SFD Device”) on an exclusive basis to NXT.  The agreement had a five year term that expired on December 31, 2000.  The agreement contemplated that NXT would conduct seismic surveys and acquire land “if commercially reasonable to make such acquisitions” over prospect areas and Mr. Liszicasz would be entitled to an overriding royalty interest on these lands.  NXT did not acquire any interest in the SFD Device.

On August 1, 1996 we entered into an agreement with Momentum Resources Corporation, Mr. Liszicasz and Mr. Dirk Stinson entitled the Restated Technology Agreement.  Momentum Resources was a Bahamas corporation directly owned and controlled by Messrs. George Liszicasz and R. Dirk Stinson.  Mr. Stinson is a past director and officer of NXT.  This agreement was deemed effective January 1, 1996 with a ten year term that ended on December 31, 2005 and superseded the prior agreement dated January 1, 1996.

The following summary outlines the major terms of the 1996 Restated Technology Agreement complete with a retrospective account of relevant subsequent events related to these terms.

●

Mr. Liszicasz was identified in the recitals as the inventor, developer and owner of the SFD Technology.  The recitals further discussed a contemplated transfer of the ownership of the SFD Technology to a corporation to be formed and owned jointly by Mr. Liszicasz and Mr. Stinson.

We are not aware of any subsequent documentation or representation by Mr. Stinson, Mr. Liszicasz or any other party that suggests that this transfer ever took place.

•	We hold the exclusive worldwide right to use SFD data for the identification and exploration of hydrocarbon.
•

Momentum Resources is obligated to conduct SFD surveys and to provide to us the SFD data. Momentum Resources further agreed to provide no less than 500 hours per year of trained manpower to generate the SFD data with respect to the selected areas.

Momentum Resources did not fulfill any of these obligations and these responsibilities were performed by NXT.  As evidenced by the actions of Mr. Liszicasz and Mr. Stinson, in their respective capacities as officers of NXT as well as owners of Momentum, all parties accepted a transfer of these duties to NXT from Momentum

•

NXT was to pay Momentum Resources contingent payments based upon profits generated by SFD data provided by Momentum.

There were no payments required or paid under these agreement terms as neither data was provided by Momentum to NXT nor were the profit thresholds reached.

•

NXT was to grant Momentum Resources performance options based upon the achievement of specified gross production from SFD prospects.

There were no performance options exercised as the gross production thresholds were not reached.

On April 3, 1998 we executed the Amendment to the Restated Technology Agreement with Momentum Resources, Mr. Liszicasz, and Mr. Dirk Stinson that amended the 1996 Restated Technology Agreement.  The only amendment pertains to section 5(a) from the 1996 agreement related to the “Payment of Fee to Momentum for Provision of SFD Data”.  All other terms remained unchanged from the 1996 agreement.  No fees became due and payable throughout the term of the agreement.

On November 4, 2004 we executed two agreements with Mr. Liszicasz regarding the ownership of, use of and access to the NXT.  These are the Interim Operating Agreement and a Technical Services Agreement.  The Interim Operating Agreement is effective as of August 25, 2004 and the Technical Services Agreement is effective as of January 1, 2006.

The Interim Operating Agreement states that NXT has an undivided and unencumbered title to the four SFD sensor devices engineered and constructed by Mr. Liszicasz subsequent to June 1, 1999 plus all subsequently manufactured sensors.  This agreement obliged Mr. Liszicasz to provide NXT with his know-how and technical expertise for the manufacturing, redesign and advancement of the sensors utilizing his new proprietary quantum theories as they apply to NXT’s use of the technology; plus to provide interpretation and analysis of data produced by surveys using SFD sensors.  The Interim Operating Agreement expired on December 31, 2005.

The Technical Services Agreement was amended prior to its effective date by the Amended and Restated Technical Services Agreement.

On December 31, 2005 NXT’s board of directors approved the “Amended and Restated Technical Services Agreement” with Mr. Liszicasz, NXT’S chief executive officer and president and director, that superseded the Interim Operating Agreement and the Technical Services Agreement.  The Agreement became effective December 31, 2005 and expires ten years thereafter.  In accordance with this agreement Mr. Liszicasz was to receive 10,000,000 preferred shares.

In accordance with this agreement Mr. Liszicasz granted to NXT an exclusive, world-wide license to the SFD Technology.  This license entitled NXT to rights to use, develop, copy and modify the existing sensors to the extent necessary and also the theories of quantum physics which are utilized in the operation of the sensors for use in the exploration of hydrocarbon reserves.  The SFD Technology remained the property of Mr. Liszicasz.

On December 31, 2006 we executed the Technical Transfer Agreement that superseded the 2005 Amended and Restated Technical Services Agreement.  Upon execution of the 2006 Technical Transfer Agreement Mr. Liszicasz transferred all his rights and entitlements to SFD Technology to NXT and accordingly the previous license as defined in the 2005 Amended and Restated Technical Services Agreement was terminated.  SFD Technology for the purposes of this agreement is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration.  The number of preferred shares issued to Mr. Liszicasz in accordance with the Amended and Restated Technical Services Agreement remained unchanged at 10,000,000 although certain attributes of these preferred shares were changed.  See Item 4B “Key Contract on Which We Rely” within this Form 20-F for more information on these contracts.

Patent

We have not patented our SFD technology, however, we understand we can obtain a worldwide patent in the future (see risk factors in this Form 20-F).  Our right to patent the SFD technology in the future is not compromised by our commercial use of the technology as it has never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain.

Business Development History

The business operations of the company can be divided into two discreet phases:

Phase I (the Technology development stage) until the end of 2005 wherein NXT was engaged in oil and gas exploration

Phase II (the commercialization stage) for the period after 2005 NXT initiated commercial operations as a service provider to the oil and gas industry.

Phase I from 1996 until the end of 2005 was characterized by the development of the SFD detectors and the testing of the detectors in various environments in North America and the Middle East and obtaining independent verification that collaborated managements assertions on the efficacy of the SFD system.  During this phase NXT participated in exploration programs and incurred capital expenditures to develop properties that may or may not have been identified by the SFD survey system.  This phase was completed in December 2005.

The company in this phase worked to develop the technology, gain sufficient field tests to prove the efficacy and to gain industry acceptance of the technology.  Throughout this period the company entered into several joint venture agreements with third party oil and gas exploration companies wherein NXT participated in oil and gas exploration activities.  The objectives of the company in participating as a joint venture partner were to:

•

obtain third party support to share cost for SFD survey programs;

•

maximize the kilometers surveyed by the SFD survey system;

•

gain industry acceptance of the SFD survey system through a demonstrated track record of successfully locating oil and gas reserves;  and

•

to directly benefit from successful oil and gas exploration of SFD located prospects.

In the period 2004 through 2005 NXT focused resources on obtaining third party support for the SFD technology.  Expert third parties were engaged to evaluate the effectiveness of the SFD survey system.  There were two main events in this period.

The first major event was an extensive survey conducted in Syria in 2004 over nearly one-third of the area of Syria.  Survey flights were defined and controlled by the Syrian Petroleum Company (“SPC”) wherein NXT conducted an SFD survey over extensive areas of Syria including both  seismically qualified (undrilled) subsurface structures; and structures with varied production.  The test was conducted blind as NXT personnel could only monitor the SFD sensors and otherwise had no other information to assess the land surveyed.  The Syrian test was documented in a report prepared by Dr. Nimr Arab in 2004

The second major event was the extensive “look-back” review conducted by GLJ Petroleum Consultants of Calgary on two large geographic areas that were subject of prior separate reports prepared by NXT following SFD surveys.  The GLJ report issued in 2005 assessed in hindsight the accuracy of the recommendation contained in these earlier reports.

Both the Dr. Nimir Arab and GLJ reports provided independent analyses of the effectiveness of the SFD survey system.  On the strength of these two reports and a growing list of industry professionals with direct experience utilizing SFD survey the company began phase II.

Phase II began in 2006 wherein the company began the process of providing services to clients on a fee-for-service basis.  NXT began actively seeking commercial agreements with oil and gas companies, governments of petroleum producing countries and other entities interested in assessing land for the potential of finding oil and natural reserves.  NXT’s standard service agreement includes a fixed fee from the client in consideration for NXT providing a survey followed by a report that identifies any Prospects within the survey area.  In addition NXT may negotiate a Gross Overriding Royalty or some other incentive fee, where applicable, on Prospects identified by the SFD survey.

Since the initiation of this Phase II the company has:

•

completed a Cdn. $1,200,000 SFD survey contract with two independent Alberta, Canada based oil and gas companies over an area in excess of 5,000 square kilometers;

•

executed and completed flight operations and initial interpretation on a Cdn. $3,000,000 contract with a third independent Alberta, Canada based oil and gas company; and

•

executed and completed flight operations and initial interpretation on a Cdn. $50,000 contract with a fourth independent Alberta, Canada based oil and gas company.

NXT began direct marketing of its SFD Survey System in 2006 through direct presentation of the technology to prospective clients and by attending trade shows and other industry events.  The targeted potential customers include exploration and productions companies, energy trusts, governments and other exploration and production service providers.

B.

Business overview

Corporate Objective for 2007

Our corporate objective is to become an industry leading service provider of SFD surveys to the oil and natural gas industry.  We intend to continue commercializing our proprietary SFD Survey System and to become the service provider of choice to clients desiring a technological advantage in the identification of prospective oil and gas properties over undeveloped land and in frontier regions throughout the world.

Business Strategy

We believe that we can enhance shareholder value best by pursuing contracts to provide SFD survey services to clients for a fee.  This focused strategy should result in increased revenues and a better use of management and financial resources.  NXT does not intend to participate either directly or as a joint venture partner in any future exploration or development wells but may retain its position in its existing production well.

Under our business strategy we will earn revenues from the following sources:

•

Conducting client specific flight surveys for a fee;

•

Earning royalty income or other incentive fees from successful prospects provided to clients;

•

Earn revenue from our one producing well as an non-operating joint venture partner; and

•

Selling NXT existing owned oil and gas properties.

We shall provide Prospect Areas to clients through customized surveys.  Clients may retain exclusive rights to SFD reports obtained from customized flights for a specific period of time as defined in the service contract; thereafter the SFD reports become available on a fee basis to any clients.  We may conduct flights over areas of interest to increase our data on lands for the purpose of identifying Prospect Areas for sale to clients.

We believe that we can become profitable by commercializing our SFD technology on a fee-for-service basis and retaining GORR (in North America).  We anticipate the cash flow that we can generate in 2007 will provide the necessary operating capital to sustain our future growth and enhance the SFD technology in accordance with our base assumptions.  We believe that our SFD Survey System, given its superior effectiveness and competitive price, has the potential to become an industry leader in locating Prospect Areas for the oil and gas industry.

Our business objectives are to:

•

generate cash flow from operating activities by entering into service contracts with oil and gas clients;

•

continue to build credibility and industry acceptance of the SFD technology;

•

enhance the SFD technology to ensure NXT maintains its position as the most effective oil and gas airborne survey company; and

•

develop our capability to meet the anticipated growth in client demands for our service.

Revenue, Net Income and Principal Markets

NXT earned Cdn. $1,200,000 of revenue from SFD surveys over the previous three years.  All of this revenue was recognized in Q4 of 2006.

We are scheduled to complete an additional two contracts in 2007 for total revenue of Cdn. $3,000,000.  We anticipate executing additional SFD survey contracts in 2007.

NXT has generated interest in its services from a wide number of prospective clients.  Our ability to generate revenue is not seasonal.  Contacts will be made directly by NXT personnel or in certain international markets through independent agents or large service providers.  The potential end clients include:

•

international, intermediate and junior oil and gas companies;

•

energy investment pools contemplating a business strategy utilizing the SFD survey system;

•

foreign governments in countries looking for a means to better exploit their natural resources; and

•

other service providers as general contractor to above potential clients.

Sources of Raw Material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute this plan or affect the company’s ability to conduct and/or expand its business.  In order to conduct our survey we require the following.

•

Survey aircraft: - Historically NXT has both owned its own aircraft and chartered aircraft from independent charter aircraft companies.  Although the aircraft types suitable for SFD flight operations are plentiful they may not be readily available for charter operations.  NXT may have to purchase an aircraft or enter into a long term charter agreement.

•

SFD sensors: - All the sensors are manufactured in-house.  Certain auxiliary machining is required by third party machine shops, with final assembly performed by our technical staff.  The sensors, once assembled, require extensive flight testing prior to being considered acceptable for operational use.  Not all sensors meet the performance criteria for operational use.  However, NXT has demonstrated its ability to manufacture new functional SFD sensors.

•

SFD assembly: - The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors.  We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (“STC”) for the installation of our SFD units in each aircraft we utilize for surveys.  The time to obtain an STC approval for the installation of our SFD units into any proposed aircraft type may require several months.

•

Computer hardware and software: - The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long-standing relationships.  The hardware we use in our SFD Survey Systems (other than the SFD unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

We are not dependent upon any other third party contract manufacturers or suppliers to satisfy our technology requirements.

Key Contract on Which We Rely

Upon execution of the 2006 Technical Transfer Agreement on December 31, 2006 Mr. Liszicasz transferred all his rights and entitlements to SFD Technology to the company and accordingly the 2005 Amended and Restated Technical Services Agreement executed on December 31, 2005 that previously licensed to us the SFD technology was terminated.

As consideration for Mr. Liszicasz selling the SFD technology to NXT we modified the conversion terms for the 10,000,000 preferred shares originally issued pursuant to the Amended and Restated Technical Services Agreement executed on December 31, 2005.  The following table summarizes these modifications:

Technical Services Agreement	Technical Transfer Agreement
Executed December 31, 2005	Executed December 31, 2006
2,000,000 preferred shares are immediately convertible to common shares	No change
2,000,000 preferred shares are convertible into common shares upon the company achieving gross revenue in any year of US $50 million	2,000,000 preferred shares are convertible into common shares upon the company achieving cumulative aggregate gross revenue of US $50 million
A further 2,000,000 preferred shares are convertible into common shares upon the company achieving gross revenue in any year of US $100 million	A further 2,000,000 preferred shares are convertible into common shares upon the company achieving cumulative aggregate gross revenue of US $100 million
A further 2,000,000 preferred shares are convertible into common shares upon the company achieving gross revenue in any year of US $250 million	A further 2,000,000 preferred shares are convertible into common shares upon the company achieving cumulative aggregate gross revenue of US $250 million
A further 2,000,000 preferred shares are convertible into common shares upon the company achieving gross revenue in any year of US $500 million	A further 2,000,000 preferred shares are convertible into common shares upon the company achieving cumulative aggregate gross revenue of US $500 million
At December 31, 2015, upon expiration of the license term, the SFD Technology will revert to Mr. Liszicasz	At December 31, 2015 the SFD Technology can be retained by the company by either:

(i) if the company earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD Technology by issuing Mr. Liszicasz an additional 1,000,000 common shares; or (ii) if the company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD Technology by immediately making any remaining preferred shares convertible; or

(iii) if NXT chooses not to retain the SFD Technology it can be acquired by Mr. Liszicasz for $10.00

See Note 8 to our Consolidated Financial Statements included with this Form 20-F for additional information on preferred shares.  For a further discussion of the history of the SFD Technology see Item 4 in this Form 20-F.

A Second Amended and Restated Technical Services Agreement was exercised on December 31, 2006 outlining the terms of Mr. Liszicasz’ employment agreement with the company. This Service Agreement has a term ending December 31, 2015 or until this Services Agreement is terminated by the company or the Executive and establishes Mr. Liszicasz’ entitlement to normal employee remuneration such as salary, benefits, bonus and options and identifies grounds for termination of this agreement..

This agreement is included by reference as Exhibit 4.36 in this Form 20-F.

Competitive Position

Our SFD airborne survey service is based upon a proprietary technology.  It is capable of remotely, from a survey aircraft, identifying subsurface structural anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems.  To our knowledge there is no other company employing technology similar or comparable to our SFD Survey System for oil and natural gas exploration.

Seismic is the standard technology used by the industry to image subsurface structures.  It is our view that the SFD Survey System is a complimentary rather than a competitive exploration technique to seismic.  Our system is intended to focus seismic and other resources upon those areas that have the highest potential for oil and gas.  Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations.  The seismic industry is very competitive with many international and regional service providers.

The industry uses other technologies for wide-area oil and natural gas reconnaissance exploration such as aeromagnetic, gravity surveys and satellite surveys.  Although aeromag and aerogravity provide regional geological information such as basement depth, sedimentary thickness and faulting, neither of these techniques is capable of identifying potential hydrocarbon systems and prospect areas.  None of these alternative airborne surveys provide information that is comparable to SFD generated information.

Governmental & Environmental Regulation

i)

SFD Survey Flight Operations

The operation of our business, namely, conducting aerial SFD surveys and interpreting SFD data, is not subject to material governmental or environmental regulation with the exception of flight rules issued by Transport Canada governing the use of private aircraft, including rules relating to low altitude flights.  Other countries may require permits to perform SFD surveys in their airspace.

ii)

Oil and Gas Exploration and Development Projects

The oil and natural gas industry in general is subject to extensive controls and regulations imposed by various levels of the federal and provincial governments in Canada.  In particular, oil and natural gas exploration and production is subject to laws and regulations governing environmental quality and pollution control, limits on allowable rates of production by well or proration unit, and other similar regulations.  Laws and regulations are generally intended to prevent the waste of oil and natural gas, to protect rights to produce oil and natural gas between owners in a common reservoir, to control the amount of oil and natural gas produced by assigning allowable rates of production, and to reduce contamination of the environment.  Environmental regulations can affect our operations.  Drilling in certain areas has been opposed by environmental groups and, in certain areas, has been restricted.  We believe that the trend to stricter environmental legislation and regulations will continue.

We do not expect that any of these government controls or regulations will affect projects in which we participate.

C.

Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	Percentage of each Class of Shares owned/controlled by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
NXT Aero Canada, Inc.	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	Unlimited common	1 common	Inactive	100%
NXT Energy Canada, Inc.	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	Unlimited common	1,000 common	Oil and Gas Operations	100%

D.

Description of property, plant and equipment

Oil and Natural Gas Properties

Alberta, Canada

•	Ardenode —We hold a 22.5% working interest in 640 acres. The producing well [11-18-25-27w4] was drilled and completed in 2003 and tied into the production system in February 2004.
•	Carbon — We hold a 5% net overriding royalty interest in this 640 acre exploration block located in the Carbon area of southwestern Alberta. The well ceased production in February 2005.
•	Wildwood — We hold a 20% working interest in 640 acres. In December 2004, a partner drilled and suspended a well on this property.

British Columbia, Canada

•

South Adsett — This land was purchased in August 2002 and was drilled in late 2003. Although there were significant gas shows, the well was deemed non-commercial and abandoned in late February 2004.   We hold a 26.7 % interest in 9,607 acres.

•	Tenaka — This land was purchased in August 2003 and we hold a 33% interest in 2,735 acres.
•	Ladyfern — We held a 20% working interest in 703 acres as at December 31, 2006. This interest was subsequently sold on March 21, 2007 for Cdn. $35,000.

Summary of Acreage

As of December 31, 2006 we held positions in 13,685 (2005 – 18,725) gross acres in Alberta and British Columbia.  Our net position is 4,920 (2005 – 3,754) acres.

	As at December 31,
	2006	2006	2005	2005
	Gross Acres	Net Acres	Gross Acres	Net Acres
Alberta, Canada	5,040	1,166	5,680	1,294
British Columbia, Canada	13,045	3,626	13,045	3,626
Total	13,685	3,754	18,725	4,920

Summary of Proven Reserves

We have proven producing reserves at Centrica Ardenode 11-18-25-27w4.  The total net production in 2006 was 6,600 mcf.  The reserves have been assigned in a Geological Report prepared by Reliance Engineering Group Ltd. dated March 12, 2007.  In this report they estimated our total proven reserves at 15,000 mcf of natural gas with a cumulative future cash flow discounted to the present at a 10% discount rate (“NPV 10%”) of CDN $53,000 [confirm].

NXT does not have significant oil and gas producing activities for 2007 in accordance with the significance test as outlined in the Statement of Financial Accounting Standards No. 69 “Disclosure about Oil and Gas Producing Activities” and accordingly does not include SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS PRODUCING ACTIVITIES within ITEM 8 - FINANCIAL INFORMATION included in this Form 20-F.  This disclosure is provided for 2006 and 2005.

Facilities

We operate from a 4,800 square foot leased office, research and development facility located at Suite 1400, 505-3rd Street SW, Calgary, Alberta T2P 3E6.  The six year lease was entered into on November 1, 2006 and expires on October 31, 2012.  Our combined obligations for base lease payments and building operating cost and other pass-through items under this lease are approximately CDN $18,020 per month for the first three years and $19,600 per month for the remaining three years.

Equipment

Our SFD technology is comprised of the following components, which we collectively refer to as our SFD Survey System, used for the following functions:

•

Stress Field Detector—the stress field detector, or SFD, is a unit which houses the SFD sensor, the principal component of our technology.  The SFD sensor is a passive transducer that interacts with energy fields created by subsurface stresses as the aircraft flies and registers that interaction in the form of digital electronic signals.  When NXT conducts SFD surveys, we use an SFD sensor array incorporating up to twelve SFD sensors, which allows us to collect multiple SFD signals over areas where we fly.

•

Data Acquisition System—used in conjunction with the SFD sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD sensor array and other pertinent client data, including the GPS location information of the data.

•

SFD Signal Conditioning Unit—this self-contained unit contains electronic circuits for providing adequate power and stabilizing and conditioning electronic signals.  All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•	Data Processing and Interpretation Systems—once returned to our home base, the SFD data collected is processed and converted into a format that can be used by our interpretive staff.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying Consolidated Financial Statements and the notes to those statements appearing elsewhere in this Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in these forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors.”

A.

Operating results

Description of Business

We are a Calgary based technology-driven exploration company and are in the business of providing wide-area airborne exploration services to the oil and gas industry. The company utilizes its proprietary Stress Field Detection ("SFD") Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins.  The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential.  The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic, thus saving clients valuable time and money.  SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions.  NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

Overall Operational Performance

The company achieved modest success in implementing the business plan initiated at the beginning of 2006.  We executed and completed our first fee-for-service SFD contract earning revenue of $1,063,645.  Additionally, we received at the end of the year a Cdn $300,000 non-refundable deposit on a second SFD survey valued at Cdn. $3,000,000.  Flight operations for this contract were completed in Q1 of 2007.  Both SFD survey contracts include provisions for the company to acquire Gross Overriding Royalty rights (“GORR”) on any land developed by clients as a result of information derived from SFD surveys.

With the execution of these contracts we have improved our financial position and initiated the transition from being a technology start-up to a successful operational company.   We began 2007 with strong cash reserves and the expectation of executing additional contracts, generating positive cash flow from operating activities and operating profits in the future.  We expect to build in 2007 and the future on these modest operating successes of 2006, as the oil and gas industry awakens to the significant advantages of our SFD technology for oil and natural gas exploration.

Selected Annual Information
	For the year ended December 31,
	2006	2005	2004
SFD revenue net of survey cost	$ 919,002	$ -	$ -
Oil and natural gas revenue	36,884	48,686	48,031
Net loss	3,767,458	7,836,478	3,182,421
Basic and diluted loss per share	0.15	0.37	0.16
Net cash used by operating activities	(992,997)	(1,090,451)	(2,784,949)
Cash and short term investments	1,980,449	1,104,277	837,431
Total assets	2,904,196	2,459,323	2,657,956
Long term liabilities	-	207,625	233,253

Financial Highlights for 2006

The company completed a Cdn. $1,200,000 (U.S. $1,063,645) SFD survey in the fourth quarter that was recognized as revenue in the statement of loss.  We executed an additional Cdn. $3,000,000 SFD contract in December 2006 to be completed in 2007.  Pursuant to these two contracts in 2006 we received cash of Cdn. $900,000 in the form of progress payments and billed an additional Cdn. $600,000.

In April and May of 2006 the company completed a private placement wherein 2,276,560 units were issued for $2,094,000 of cash and $30,000 of other considerations.  Each unit consisted of one common share and a $2.00 two year warrant.

Throughout the year 2,627,288 common shares were issued through the conversion of $1,821,871 of convertible debentures and $130,434 of accrued interest.

These events were largely responsible for the significant improvement in our financial position.  Our cash and short term investments held on account as at the end of the year are $1,980,449; an increase of $876,172 from the beginning of the year.  Working capital ended the year at $1,085,092 as compared with working capital deficit of $2,393,872 at the end of last year.

We renewed the lease for our office facility in Calgary, Alberta for a six year term.

Financial Highlights for 2005

In 2005 the company recorded several non-cash expenses in accordance with U.S. Generally Accepted Accounting Principles that had a material impact on our reported Net Loss in the year.

Preferred shares were issued in 2005 in consideration for the rights to intellectual property and that has been reflected as a $3,000,000 research and development expense in the year.  See Note 9 to the Consolidated Financial Statements for a full discussion of this transaction.

Convertible debentures with warrants were issued in 2005 with terms that provided investors with a conversion feature which for accounting purposes is considered to be an embedded derivative liability.  Accounting for our issued convertible debentures is complex.  In summary these entries resulted in a $1,418,557 non-cash expense in the year.  See Note 10 to the Consolidated Financial Statements for a full discussion of this transaction.

In aggregate these two non-cash transactions increased the Net Loss for the year ended December 31, 2005 by $4,418,557 and represented 56% of the reported Net Loss as reported for the year of $7,836,478.

Financial Highlights for 2004

The company completed a private placement generating $2,366,043 of cash in exchange for the issuance of 1,299,698 common shares.

 Operating Loss from Continuing Operations before Taxes

	For the year ended December 31,
	2006	2005	2004
Net revenue	$ 955,886	$ 48,686	$ 48,031
Operating expenses	3,589,082	6,420,436	3,293,709
Loss from continuing operations before other expenses and taxes	2,633,196	6,371,750	3,245,678
Other expense (income)	1,134,262	1,481,862	(29,763)
Net loss from continuing operations before income tax	$ 3,767,458	$ 7,853,612	$ 3,215,915

We incurred an operating loss from continuing operations before income tax of $3,767,458 in 2006 compared with $7,853,612 in 2005 and $3,215,915 in 2004, representing a decrease of $4,086,154 (52%) from 2005 and a 17% increase from 2004.

Total Revenue

	For the year ended December 31,
	2006	2005	2004
SFD survey revenue	$ 1,063,645	$ -	$ -
Survey costs	144,643	-	-
	919,002	-	-
Oil & gas revenue	36,884	48,686	48,031
Total revenue net of direct costs	$ 955,886	$ 48,686	$ 48,031

SFD Survey Revenue – 2006 compared with prior years

The company completed one SFD survey for two clients for an area that exceeded 5,000 km2 in the Swan Hills region of Alberta, Canada.  The survey generated revenue of Cdn $1,200,000 plus entitles the company to a GORR for any future production resulting from the SFD survey.  There is currently no production that is subject to GORR related to this contract and there can be no certainty that any GORR revenue will be generated from this survey, however our clients are actively pursuing an exploration program on areas identified by the SFD survey.  We earned no survey revenue in prior years.

Oil and Gas Revenue

	For the year ended December 31,
	2006	2005	2004
Production average in thousand cubic feet (mcf) per day	18	23	33
Revenues; net of royalty expense	$36,884	$48,686	$48,031
Average price received net of royalties per mcf	$5.89	$4.47	$4.62
Average operating cost per mcf	$0.71	$0.45	$0.57

Oil and Natural Gas Revenue – 2006 compared with 2005

Total operating revenue including royalty income and net of royalty expense for 2006 was $36,884 compared to the prior year of $48,686. Our share of production averaged 18 thousand cubic feet (mcf) per day during the year ended December 31, 2006 compared to 23 thousand cubic feet (mcf) in 2005.  Gross production revenue for the year was $38,857 compared to $37,458 in 2005. The average price received was $5.89 per mcf and the operating cost was $0.71 per mcf.  The decrease in year-over-year production is due to natural declines that we anticipate to continue until the well is fully depleted.  The company anticipates that oil and natural gas revenue shall become even a less significant portion of total revenue in the future as the company completes additional SFD survey contracts.

Oil and Natural Gas Revenue− 2005 compared to 2004

On February 4, 2004 a well at Entice, Alberta, in which we have a 22.5% working interest, commenced production.  Our share of production averaged 23 thousand cubic feet (mcf) per day during the year ended December 31, 2005 compared to 33 thousand cubic feet (mcf) in 2004.  Gross production revenue for the year was $37,458 compared to $51,453 in 2004. The average price received was $4.47 per mcf and the operating cost was $0.45 per mcf.  Total operating revenue including royalty income and net of royalty expense for 2005 was $48,686 compared to the prior year of $48,031.

Operating Expenses

	For the year ended December 31,
	2006	2005	2004
Oil and natural gas operating expenses	$ 4,752	$ 4,728	$ 5,735
Administrative	2,482,663	2,742,734	2,370,380
Depletion and impairment of oil and natural gas properties	1,017,165	586,011	192,921
Amortization and depreciation	84,502	57,755	57,930
Research & development	-	3,000,000	-
Survey cost - non revenue	-	29,208	666,743
	$ 3,589,082	$ 6,420,436	$ 3,293,709

Operating Expenses – 2006 compared to 2005

•

Administrative costs decreased $259,071 or 9% in 2006 from 2005. This decrease was caused by compensation expenses increasing by $540,000 largely due to a $325,883 increase in stock-based compensation offset by a $676,548 reduction in consulting fees and $57,873 reduction in travel and entertainment and other miscellaneous reductions.

•

Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.  The increases in these expenses since 2005 relate mainly to impairment write-downs of undeveloped land.

•

Non-cash Research & Development expenses were recognized in 2005 for $3,000,000 and as nil in 2006. This non-cash expense is related to intellectual properties purchased and then expensed as per FAS 2. See note 8 regarding Preferred Shares in the company's Consolidated Financial Statements.  Any other expense related to research and development was reported as administrative expense.

•

Survey cost – non-revenue expenses decreased by $29,208 (100%) from 2005 as all survey cost incurred were directly related to SFD contract revenue and accordingly were included in net revenue for the year.

Operating Expenses – 2005 compared to 2004

•

Administrative costs increased $372,354 (15%) in 2005 (total of $2,742,734) compared to 2004 (total $2,370,380). This increase was caused by higher consulting fees in 2005 ($1,197,413 as opposed to $1,084,688 in 2004) in the areas of technical development, marketing and preparation of a business development plan and by a 9% increase in audit fees.

•	Survey operations and support expenses decreased by $637,535 (96%) and dropped to $29,208 in 2005 compared to $666,743 in 2004, due to the fact that we had no survey contracts in 2005.
•

Depletion and impairment increased to $586,011 (204%) in 2005 from $192,921 in 2004 due to the fact that a well that was drilled and determined commercially uneconomical to complete was written off in the first quarter of 2005 and there was impairment on the rest of our properties at the end of the year.

•

Non-cash Research and Development expenses were recognized in 2005 for $3,000,000 as compared with nil in 2004.  This 2005 expense relates to intellectual properties purchased and then expensed as per FAS 2.  See note 8 to the company’s Consolidated Financial Statements.  Our research and development activities have focused on developing, improving and testing our SFD Survey System and related components.  In 2005, in conjunction with the execution of the TSA agreement with George Liszicasz, we secured certain intellectual properties that pursuant to FASB 2 have been expensed as a Research and Development expense of $ 3,000,000.  As per FAS 2 intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred.  Research and development expenses in 2004 and 2003 were nil.  All other expenses related to research and development was disclosed under administrative expense.

Operating Expenses – 2004 compared to 2003

•

An increase of $587,428 (33%) in administrative expenses due to higher consulting fees in 2004 ($1,084,688 as opposed to $421,645 in 2003) in the areas of technical development, marketing and preparation of a business development plan and investor relations and by a 35% increase in audit fees.

•	Depletion and impairment decreased to $192,921 (80.8%) in 2004 from $1,004,973 in 2003 due to the fact that most of our property was written off in 2004 and no new property was purchased in 2004.
•	Survey operation and support expenses increased by $536,244 (411%) and reached $666,743 in 2004 compared to $130,499 in 2003 due to the SFD Technology Evaluation Survey completed in 2004.

Other Income (Expense)

	For the year ended December 31,
	2006	2005	2004
Convertible Debenture Interest
Accretion of convertible debenture	$ 1,008,639	$ 500,737	$ -
Change in fair market value of conversion feature	(402,178)	882,537	-
Convertible debenture 10% interest	96,624	35,283	-
Convertible debenture registration penalty	434,211	-	-
Interest on convertible debentures	1,137,296	1,418,557	-
Interest expense (income)	(3,888)	58,424	531
Other	854	4,881	(30,294)
Other income (expense )	$ 1,134,262	$ 1,481,862	$ (29,763)

Accretion of convertible debentures and change in fair value of conversion feature are explained in Note 9 of the notes to the Consolidated Financial Statements for the year ended December 31, 2006 included within this Form 20-F.  The interest expense represents the 10% per annum interest applied to the outstanding debenture principal.

The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture.  Pursuant to this rights agreement the company was obliged to accrue a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement.  The penalty shall continue being accrued until the shares become free trading as per the following subsequent events:

•

when the company files and goes effective with a registration statement with the SEC to register all the underlying shares to the convertible debenture; or

•

when the underlying shares to the convertible debenture become free trading pursuant to Rule 144 of the SEC which is generally 12 months following the close of the convertible debenture for shares issued through the conversion of the debenture and 12 months following the date when warrants are exercised for shares underlying the warrants; or

•

when the underlying shares become free trading on a recognized exchange.

The company does not intend to pursue the SEC registration of the securities as the underlying securities will become free trading without the registration statement being filed pursuant to Rule 144 and immediately upon the company becoming registered on the TSX-V.  The company believes that either of these two alternative options will result in free trading shares prior to our ability to go effective with a registration statement with the SEC.

The interest and registration penalty as per the debenture agreement can be paid either through the issuance of shares or by cash.  Our intention is to pay interest through the issuance of cash.  As per the terms of the debenture, shares are to be valued at $0.70 per share for the payment of the registration penalty.  This option is deemed uneconomic as our shares currently trade at a substantial premium to this price.

The registration penalty is scheduled for payment upon the underlying shares becoming free trading.

Interest Expense (Income) – 2006 compared to 2005

•

Interest income was $3,888 in 2006; an improvement of $62,312 from the interest expense of $58,424 in 2005. The improvement was derived from interest revenue on short term investments and a reduction of the interest expense due to the partial reduction of the loan payable in the year.

Other Income and Expense – 2005 compared to 2004

•	Interest expense of $58,424 increased by $57,893 as compared to $531 in 2004 due to interest on loan payable in the year and other adjustments.

Loss (Gain) on Sale of Properties – 2005 compared to 2004

•	Loss (gain) on sale of properties changed from a gain of $30,294 in 2004 to a loss of $4,881 in 2005. The loss in 2005 related to the sale of machine shop equipment.

Income from Discontinued Operations – 2006 and 2005 compared to 2004

•

We incurred no gain or loss in 2006 and 2005 for discontinued operations.  The gain of $33,494 from discontinued operations in 2004 was derived from the exchange of previously written off airplane parts for flying time.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars.  For example when the U.S. dollar trades higher relative to the Canadian dollar, net assets held in Canadian dollars will decline in value as recorded in the U.S. dollar equivalent and this decline will be reflected as a foreign exchange loss in a period.  The equivalent Canadian dollars for a U.S. dollar changed from $1.165 at December 31, 2006 compared to $1.163 at December 31, 2005 and $1.202 at December 31, 2004.  All periods also experienced fluctuation in currency exchange rates throughout the period.

Summary of Quarterly Results

	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Revenue, net of direct cost	$ 927,629	$ 7,378	$ 8,706	$ 12,173
Net loss from continuing operations	831,155	511,092	1,697,664	727,547
Net loss from discontinued operations		-	-	-
Net loss	831,155	511,092	1,697,664	727,547
Comprehensive loss	903,840	517,451	1,633,686	799,674
Basic and diluted loss per share	0.03	0.02	0.07	0.03
Basic and diluted loss per share for continuing operations	$ 0.03	$ 0.02	$ 0.07	$ 0.03

	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005
Revenue	$ 13,514	$ 14,507	$ 9,544	$ 11,121
Net loss from continuing operations	5,440,096	293,050	483,648	1,619,684
Net loss from discontinued operations	-	-	(4,303)	4,303
Net loss	5,440,096	293,050	479,345	1,623,987
Comprehensive loss	5,470,882	227,601	488,771	1,652,896
Basic and diluted loss per share	$ 0.26	$ 0.01	$ 0.02	$ 0.08
Basic and diluted loss per share for continuing operations	$ 0.26	$ 0.01	$ 0.02	$ 0.08

In comparing Q4 2006 to Q3 2006, the increase in revenue is due to the recognition of revenue in conjunction with the completion of our SFD survey contract. Prior to contract completion, all revenue and expenses for this contract were held in Unearned Revenue and Work-in-Progress on the Balance Sheet.  Depletion and impairment expense increased by $976,000 over Q3 ($41,200) due to impairment of the value of our undeveloped land.

In comparing Q3 2006 to Q2 2006, there was a decrease in our net loss attributable to $252,657 decrease in our administrative expenses, and a decrease in non-cash interest expense on the convertible debentures of $928,157.

In comparing Q2 2006 to Q1 2006, there was an increase in our net loss attributable to $814,194 increase in non-cash interest expense on the convertible debentures including $304,972 of accretion expense and $363,871 of expense related to the change in value of the conversion feature of convertible debentures.

In comparing Q1 2006 to Q4 2005 there was a significant decrease in our net loss that was largely attributable to the non-recurrence of the research and development as well as a $1,338,133 reduction of non-cash interest on the convertible debentures.  The reduced interest expense in Q1 2006 is largely attributable to $711,858 of accretion expense being partially offset by a $685,711 reduction in the fair market value of the conversion feature liability due to a decline in the market value of the company’s common shares.

In comparing Q4 2005 to Q3 2005 there was a significant increase in our net loss.  Two factors largely explain this change.  In Q4 2005 $3,000,000 of research and development was expensed related to the issuance of preferred shares.  Additionally in Q4 2005 $1,418,557 of non-cash interest was expensed, including $500,737 of accretion expense and $917,820 of expense related to the change in value of the conversion feature of convertible debentures.  In aggregate, $4,418,557 of non-cash expense was recorded in the Q4 2005 related to these transactions.

In comparing Q3 2005 to Q2 2005 there was a decrease in our net loss attributable to cost-cutting measures that reduced our administrative expenses for the period.

The decrease in the net loss in Q2 2005 as compared with Q1 2005 was largely attributable to non-recurrence of the write-off mentioned above and also an overall decrease in administrative costs.

B.

Liquidity and capital resources

The company's cash position at December 31, 2006 has improved since December 31, 2005. We completed a private placement in 2006 that generated $2,094,000 of net proceeds.  In addition, in 2006 we completed and invoiced a Cdn. $1,200,000 contract to provide an SFD survey to two clients as well as received Cdn. $300,000 advance payment on a second contract that is scheduled to be completed in 2007.

There has been a further improvement in the company's cash position since December 31, 2006. The company has received Cdn. $600,000 for receivables that were outstanding at the end of 2006 as well as having received Cdn. $1,727,429 in progress payments on 2007 contracts.  We hold U.S. $3,083,000 in cash, cash equivalents and short term investments as of May 28, 2007.

With cash and short term investments, plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of one year even without any additional sources of cash.  However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with certainty at this time.  Furthermore, our projection of cash requirements is subject to estimates and material unforeseen cash requirements may occur that will adversely impact our projections.

Change in Working Capital in 2006

As of December 31, 2006 our working capital is $1,085,092. This is an increase of $3,478,964 as compared with a working capital deficit of $2,393,872 as at December 31, 2005.  This improvement in our working capital was primarily due to the following factors:

Sources of Working Capital in 2006

•

We closed two private placements in Q2 2006 that generated net cash of $2,094,000 and $89,137 was raised in the year from proceeds from options exercised.

•

The carrying value of convertible debentures was reduced by $412,830.  This value reduced by $1,952,304 through the conversion of debentures into common shares and increased in value by accretion expense of $1,008,639 and accrued interest and registration penalty of $530,835.

•

The bifurcated conversion feature of the convertible debenture decreased in value by $1,352,390.  $402,178 of this reduction was caused by the revaluation of the conversion feature and a further $950,212 of reduction is due to the conversion of debentures to common shares.

Uses of Working Capital in 2006

•

Capital expenditures of $106,858 were made in the year.

•

The company used $794,988 of working capital in operating activities as determined by taking net cash used in operating activities of $992,997 and adding back the impact of changes in working capital of $198,009.   For net cash used in operating activities, see "Operating Activities" section below.

•

We hold working capital including cash, accounts receivable, prepaid expenses and liabilities in Canadian dollars.  Changes in the exchange rate between the Canadian dollar and the United States dollar results in an exchange gain or loss that will impact our reported working capital.  In the year the change in the exchange rate resulted in a $193,240 decline in working capital.

•

The note payable was a long term note at December 31, 2005 that became due within one year at December 31, 2006.  This reduction in working capital as a result of the change from long term to short term liability was partially offset by a $30,000 reduction of note payable through the issuance of common shares and $13,870 payments against the note during the year.  The net decrease in working capital as related to the note payable in the year was $208,007.

Cash Flow

The $207,539 decrease in our cash position for 2006 compared to 2005 and the increase of $771,846 for 2005 compared to 2004 was attributable to:

	For the year ended December 31,
	2006	2005	2004
Cash used in operating activities	$ (992,997)	$ (1,090,451)	$ (2,784,949)
Cash provided by financing activities	2,169,267	1,898,473	2,783,866
Cash used investing activities	(1,190,569)	(46,336)	(723,580)
Effect of exchange rate changes	(193,240)	10,160	(12,107)
Net cash inflow (outflow)	$ (207,539)	$ 771,846	$ (736,770)

Operating Activities
● 2006 - $992,997 cash used in operating activities reflects our net loss of $3,767,458 adjusted for $2,972,470 of non-cash deductions and a $198,009 net increase in non-cash working capital.

●

2005 - $1,090,451 cash used in operating activities for 2005 reflected our net loss of $7,836,478 for that period, adjusted for $5,322,813 non-cash deductions and a $1,413,214 net decrease in non-cash working capital balance.

Financing Activities
● 2006 - we raised $2,094,000 net through private placements, $89,137 was provided through the exercise of options and $13,870 was used to reduce the Note Payable.

●

2005 - we raised $1,649,764 through bridge financing in the form of "Secured Convertible Debentures", $56,275 in cash was provided through the exercise of options, offset by $49,515 decline in subscriptions payable and $241,949 was provided through loan agreements.

●

2004 - we raised $2,366,042 net through private placements, $233,253 was provided through loan agreements, offset by $33,956 decline in subscriptions payable and $218,527 in cash was provided through the exercise of options.

Investing Activities
●

2006 - there were no sales of land in 2006; the primary use of cash was for other property and equipment ($71,270) and oil and natural gas properties ($35,148). $1,083,711 was used for short-term investments.

●

2005 - the sale of land at Drumheller, Alberta generated $42,992 in cash; the primary use of cash was for other property and equipment ($30,673) and oil and natural gas properties ($563,655). $505,000 was redeemed from short-term investments.

●

2004 - the sale of land at Scandia, Alberta generated $31,653 in cash; the primary use of cash was for other property and equipment ($44,358) and oil and natural gas properties ($160,875). $550,000 was converted into redeemable short-term investments.

C.

Research and development

Our research and development activities have focused on developing, improving and testing our SFD Survey System and related components.  In 2005 in conjunction with the execution of the TSA agreement with George Liszicasz we secured certain intellectual properties that pursuant to FASB 2 “Accounting for Research and Development Costs” have been expensed as a Research and Development expense of $3,000,000.  As per FASB 2, intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred.  Research and development expenses in 2006 and 2004 were nil as all other expenses related to research and development is disclosed under administrative expense.

D.

Trend information

The company entered into its first survey contract in March 2006 and began its second and third SFD revenue contracts in the first quarter of 2007.  We anticipate that we will secure additional contracts throughout the balance of 2007.

E.

Off-balance sheet arrangements

We do not have any off-balance sheet obligations.

F.

Tabular disclosure of contractual obligations

Contractual Obligations		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	3-5 Year	Over 5 years
Loan from officer	$194,137	$194,137	$ -	$ -	$ -
Rent or operating lease	1,151,800	190,671	587,395	572,000	-
Convertible debenture	569,156	569,156	-	-	-

The company has an obligation to pay interest at a rate of 7% per annum on the outstanding principal of the “loan from officer” until the principal is fully paid.

F.

Safe harbor

All information provided in this Form 20-F Item 5 E or any other section where forward-looking information is provided is deemed to be a “forward-looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and senior management

NXT’s articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of five members.

Our directors are appointed by our common stock shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders meeting or until a successor is appointed.

The following table sets forth information, as of May 31, 2007, regarding our directors, executive officers and key employees:

GEORGE LISZICASZ Age 53 Director and Chief Executive Officer since January 1996

Mr. Liszicasz is the inventor of the SFD technology and has been our Chairman and Chief Executive Officer since the company’s inception. Mr. Liszicasz was appointed our interim President and interim Chief Financial Officer in July 2002.  Mr. Liszicasz' primary responsibilities, as the Chief Executive Officer and President are to ensure the smooth running of the day-to-day operations and to further develop our SFD technology.  Prior to founding NXT, Mr. Liszicasz was Vice President of Susa Petroleum Inc. from 1993 to 1994.  From 1987 to 1995, Mr. Liszicasz was President of Owl Industries Ltd., a developer of electronic controlling devices, where he had both engineering and business responsibilities.  Mr. Liszicasz serves as a board member of each of our four subsidiaries; NXT Energy Canada, Inc., NXT Energy USA, Inc., NXT Aero Canada, Inc. and NXT Aero USA, Inc.

Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.

DOUGLAS ROWE Age 64 Director since May 2002

Mr. Rowe has been the President, Chief Executive Officer and a director of Birch Mountain Resources Ltd., a Canadian junior mineral exploration company, since 1994.  Prior to that he was Chairman and President of Brougham Geoquest, Ltd., a company engaged in mineral exploration, from 1986 to 1993, and Brougham Energy Corporation, a company engaged in oil and gas exploration and development, from 1984 to 1986.  Mr. Rowe also sits on the board of directors of our two Canadian subsidiaries, NXT Aero Canada, Inc. and NXT Energy Canada, Inc.

Mr. Rowe is a professional engineer with a Bachelor of Science degree in Electrical Engineering from Queen’s University which he obtained in 1967 and has over 30 years of industry experience.

Mr. Rowe is chairman of our Compensation Committee.

SCOTT R. SCHRAMMAR Age 57 Corporate Secretary since September 2002

Mr. Schrammar retired in 1992. From 1989 to 1992, Mr. Schrammar was an independent trader at the American Stock Exchange.  From 1983 to 1988, he was Head Floor Broker for Moseley, Hallgarten, Estabrook and Weeden at the American Stock Exchange.  Mr. Schrammar is the Corporate Secretary of all of our subsidiaries.

Mr. Schrammar graduated Summa Cum Laude from the City University of New York with his Bachelor degree in Psychology in 1974 prior to continuing his studies at the Brooklyn Law School and receiving his Juris Doctor Degree in 1978.

ROBERT VAN CANEGHAN Age 59 Director since May 2002

Mr. Van Caneghan retired in 1994. He has over 25 years of experience as a market maker and specialist broker.  From 1984 to 1994, he was a principal of Miceli-Van Caneghan, a specialist firm located on the AMEX floor.  Mr. Van Caneghan was also a member of the American Stock Exchange Board of Governance from 1988 to 1994. Mr. Van Caneghan currently is a board member of our two U.S. subsidiaries, NXT Energy USA, Inc. and NXT Aero USA, Inc. and of the Financial Resources Federal Credit Union.

In 1969, Mr. Van Caneghan graduated from Wagner College with a Bachelor of Science in Economics.  He then obtained a Masters Degree in Finance from the New York University Stern School of Business in 1974. Mr. Van Caneghan attended Brooklyn Law School where he graduated with a Juris Doctor degree in 1978.

Mr. Van Caneghan is a member of our Audit Committee.

BRIAN KOHLHAMMER Age 44 Director since December 2004

Mr. Kohlhammer is a Chartered Accountant with over eighteen years experience in financial management reporting including four years public accounting and fourteen years financial forecasting, analysis and reporting.

Since December 2004, Mr. Kohlhammer has been serving as Vice President of Finance and Chief Financial Officer for Delphi Energy Corp., a public junior oil and gas company in Canada traded on the Toronto Stock Exchange and based in Calgary, Alberta.  From 2001 to 2004, Mr. Kohlhammer served as Vice President of Finance and Chief Financial Officer for Virtus Energy Ltd., a public junior oil and gas exploration and production company traded on the TSX Venture Exchange and based in Calgary, Alberta.  From 2000 to 2001, Mr. Kohlhammer served as Vice President of Finance and Chief Financial Officer for Patchgear.com Inc., an internet based B2B e-commerce public company in the safety equipment sector that was located in Calgary, Alberta.  Mr. Kohlhammer is a board member of our two Canadian subsidiaries, NXT Aero Canada, Inc. and NXT Energy Canada, Inc.

Mr. Kohlhammer is the Financial Expert on our Audit Committee.

CHARLES SELBY Age 50 Director since January 2006

Mr. Selby is both a Lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees.  He operates an independent corporate finance consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions.  Mr. Selby was employed as a petroleum engineer in the energy sector in Canada, the United States of America, and Saudi Arabia prior to practicing law.

Mr. Selby is currently an officer of Pengrowth Corporation and Pengrowth Management Limited, which administer and manage Pengrowth Energy Trust, a large North American energy royalty trust.  He is also a founder and Chairman of the Board of AltaCanada Energy Corp., a junior public oil and natural gas company with interests in Canada and the United States.  Mr. Selby is a director of the Qwest Energy Corp. group of companies, Transco Resources Corp. and Wellpoint Systems Inc.

ANDREW STEEDMAN Age 46 VP Operations since December 2005

Mr. Steedman joined NXT in December 2005 as Vice President of Operations.  Mr. Steedman holds a B.Sc. in Electrical Engineering and an MBA, both from the University of Calgary.

Prior to joining NXT, Mr. Steedman was the President of his own management consulting firm.  From 2001 to 2003 he was President and CEO of Wireless Networks and was responsible for the overall strategic direction of the company.  From 1999 to 2001, he was Senior Manager of Business Development with Nortel Networks.  In this role he was responsible for developing Nortel’s unlicensed wireless strategy, identifying strategic partners, developing relationships with key customers and negotiating OEM agreements with key partners.  From 1994 to 1999, Mr. Steedman held various positions within Nortel including product management, project management, international business development and marketing.  From 1991 to 1994, Mr. Steedman consulted in Bangkok to the Telephone Organization of Thailand (TOT).  He was responsible for the construction of a network management center that would monitor the TOT’s national network.

KEN ROGERS Age 54 CFO and VP Finance since January 2006

Mr. Rogers joined NXT in January 2006 as Vice President of Finance and was appointed CFO in May 2006.  Mr. Rogers is a Chartered Accountant with over 25 years of financial and operational management experience.

In 2005 Mr. Rogers provided contracted financial and regulatory reporting services to Enterra Energy Trust.  Enterra is an income trust that trades on the NASDAQ and TSX.  From September 2003 to the end of 2004, Mr. Rogers was VP of Finance for Superior Propane.  Superior Propane is the only national propane distributor in Canada with cash flows exceeding $100 million annually and 1,800 employees.  Superior is the largest division of Superior Plus, an income trust that trades on the TSX.  Responsibilities at Superior included supply and transportation plus all finance functions for the division.  From 2000 to 2003 he served as President and VP Finance for Foremost Industries.  Foremost is a manufacturer of off-road vehicles and drilling rigs.  During this period Foremost converted to a TSX trading mutual fund trust.  From 1991 through 1999 he provided financial and business consulting services to government and private clients.  From 1979 through 1991 he worked for Canadian Helicopters in various financial and operational capacities including VP & General Manager of their overhaul division.

None of our executive officers or directors have been involved in any bankruptcy proceedings within the last five years, been convicted of or has pending any criminal proceeding, been subject to any order, judgment or decree enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity or been found to have violated any federal, state or provincial securities or commodities laws.

Messrs. Kohlhammer, Van Caneghan and Selby are considered "independent" within the meaning of the rules of NASDAQ, the New York and American Stock Exchanges and the U.S. Securities and Exchange Commission.

B.

Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other four most highly compensated executive officers serving as executive officers at December 31, 2006, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2006, (collectively, the “Named Executive Officers”) for the fiscal years ending December 31, 2004, 2005 and 2006.  Our executive officers located in Canada are actually paid in Canadian funds but are converted to and reported in the Summary Compensation Table in U.S. funds.  Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, and conversion of amounts between currencies, results in the appearance of increases in compensation above those actually paid in Canadian funds to the Named Executive Officers.

Summary compensation table prepared in United States Dollars
Name & Principal Position	Year	Salary	Bonus (2)	Other (1)
George Liszicasz	2006	$131,807	-	$30,220
Chief Executive Officer	2005	107,389	-	-
	2004	116,373	-	-
Ken Rogers	2006	100,240	-	2,272
VP Finance and Chief Financial Officer
Andrew Steedman	2006	105,811	-	6,020
VP Operations

(1)	See Section E “share ownership” for options issued to officers that provide long term compensation to employees.
(2) NXT has a commitment to pay a bonus to officers upon the company becoming profitable as defined by the Compensation Committee.

Andrew Steedman, V.P. Operations, joined the company in December of 2005.  Prior to this date he provided consulting services to the company as an independent consultant.  Ken Rogers, V.P Finance and CFO, joined the company in January 2006.

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits.  We do not provide termination benefits for Directors.

Director Compensation

We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings.  Our independent directors receive stock options to purchase our common shares as compensation for their service as directors.  The terms of stock option grants made to independent directors are determined by the board of directors.  We do not provide additional compensation for committee participation or special assignments of the board of directors.  (See Section E Share ownership)

Charles Selby, a Director of the company, received 400,000 shares in January of 2006.  These shares relate to a contract entered and completed with the company prior to Mr. Selby joining the Board.

C.

Board practices

Expiration Dates

There is no expiration date of the current term of office of any individual except as noted below.

Service Contracts

There are no service contracts with the company or any of its subsidiaries that provide benefits upon termination of employment.

Board Committees
Audit Committee

The Audit Committee's duties, as outlined in its charter, include recommending to our board of directors the engagement of our independent registered chartered accountants, reviewing and discussing the financial statements with management, reviewing the results of the independent registered chartered accountants examination of our periodic financial statements, and determining the independence of those accountants.  Messrs. Kohlhammer, Selby and Van Caneghan are members of the Audit Committee.  Mr. Kohlhammer is the financial expert on the audit committee.

Compensation Committee

The Compensation Committee's duties, as outlined in its charter, include recommendation to our board of directors on salary, bonus, options, benefits and other remuneration for Corporate Officers.  Messrs. Rowe, and Selby are members of the Compensation Committee.  Mr. Rowe is the chair of the Compensation Committee.

D.

Employees

As of December 31, 2006 we had 9 employees and 1 full time contractor.  All persons work in either management, technical or administrative positions.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Independent Contractors	Total
Senior Management Team	3	-	3
Finance and Administration	2	-	2
Technical Development	2	1	2
Survey Support	2	-	3
Total	9	1	10

Employees by year are all based in Calgary, Alberta.

Fiscal year ended 2006

We utilize specialized skill and knowledge in the identification and evaluation of prospects and in the research, development and improvement of the SFD technology.  We have obtained the necessary skill and knowledge through our current employees.  As of December 31, 2006 we had a staff of 10, consisting of 9 full-time employees and 1 consultant which includes 3 members of the senior management team, 1 financial staff, 3 operations staff, an electronics engineer, a research scientist holding a Ph.D. and 1 administrative staff.  We may engage other technical and administrative contract personnel on a project-by-project basis as required.

Fiscal year ended 2005

We utilize specialized skill and knowledge in the identification and evaluation of prospects and in the research, development and improvement of the SFD technology.  We have obtained the necessary skill and knowledge through our current employees.  As of December 31, 2005 we had a staff of 11, consisting of 7 full-time employees and 4 consultants, including a CEO, 2 financial staff, 5 operations staff, 1 electronics engineer, 1 research scientist holding a Ph.D. and 1 administrative staff.

Fiscal year ended 2004

We utilize specialized skill and knowledge in the identification and evaluation of prospects and in the research, development and improvement of the SFD technology.  We have obtained the necessary skill and knowledge through our current employees.  As of December 31, 2004 we had a staff of 13, consisting of 7 full-time employees and 6 consultants including 3 financial staff, 6 operations staff, 1 electronics engineer, a research scientist holding a Ph.D. in micro-electronics and 2 administrative staff.

E.

Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers

Refer to Note 10 or our December 31, 2006 Consolidated Financial Statements for further information on options outstanding as of December 31, 2006.

The following options were granted to our executive officers in 2005, 2006 and in 2007 until March 2007:

2005

270,000 options were issued at exercise prices ranging from $0.65 to $1.48.

2006

200,000 options were issued at exercise prices ranging from $1.05 to$1.39.

First quarter 2007

585,000 options were issued at an exercise price of $1.45.

The following table sets forth information regarding outstanding stock options granted to our officers and directors as of May 31, 2007 and a projected potential value assuming a 5% and 10% appreciation of our common stock.

Name	Strike Price	Grant Date	Expiry Date	Options Issued	% of granted

Brian Kohlhammer	$1.47	Dec-04	Dec-09	40,000
Director	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	90,000
Kohlhammer Total				160,000	6.6%
George Liszicasz	0.14	Mar-03	Mar-08	30,000
CEO & Director	0.43	Sep-03	Sep-08	40,000
	2.15	Aug-04	Aug-09	40,000
	0.65	Jun-05	Jun-10	30,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	55,000
Liszicasz Total				225,000	9.3%
Ken Rogers	1.05	Mar-06	Mar-11	150,000
CFO & VP Finance	1.39	May-06	May 11	50,000
	1.45	Feb-07	Feb.-12	75,000
Rogers Total				275,000	11.4%
Douglas Rowe	0.38	Aug-02	Aug-07	30,000
Director	0.29	Sep-02	Sep-07	10,000
	0.43	Sep-03	Sep-08	40,000
	2.15	Aug-04	Aug-09	40,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	100,000
Rowe Total				250,000	10.3%
Scott Schrammar	0.14	Mar-03	Mar-08	30,000
Corp. Secretary	0.43	Sep-03	Sep-08	40,000
	2.15	Aug-04	Aug-09	40,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	20,000
Schrammar Total				160,000	6.6%
Name	Strike Price	Grant Date	Expiry Date	Options Issued	% of granted
Andrew Steedman	1.48	Dec-05	Dec-10	150,000
VP Operations	1.45	Feb-07	Feb-12	75,000
Steedman Total				225,000	9.3%
R. Van Caneghan	0.38	Aug-02	Aug-07	30,000
Director	0.43	Sep-03	Sep-08	40,000
	2.15	Aug-04	Aug-09	40,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-012	20,000
Van Caneghan Total				160,000	6.6%
Charles Selby Director	1.45	Feb-07	Feb-12	150,000
Selby Total				150,000	6.2%
Total Director & Officer Options				1,605,000	66.3%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of March 31, 2007 by persons who beneficially own more than 5% of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Form 20-F and all directors and executive officers as a group.  Under applicable United States securities laws, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or investment of the common shares.  In addition, a person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).  Therefore, the table also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares by May 30, 2007 owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.  We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  Percentage of beneficial ownership is based on 27,383,766 common shares outstanding. This total excludes any share’s underlying options and warrants exercisable within 60 days that are deemed to be owned for purposes of calculating the beneficial ownership of securities by the holder of such options and/or warrants.

Name of Beneficial Owner and Class of Share	Owned at May 31, 2007	Rights to Acquire by May 31, 2007	Beneficially Owned at May 31, 2007	Percent of Class of Share
Preferred Shares
George Liszicasz 1 & 2	10,000,000	-	10,000,000	100%
Common Shares
George Liszicasz 1 & 2	5,127,490	2,136,667	7,264,157	26.5%
Robert Van Canaghan [1]	-	106,667	106,667	0.4%
Goodman & Company, Investment Counsel Ltd.	1,134,387	425,000	1,559,387	5.7%
Scott Schrammer [2]	63,044	119,511	182,555	0.7%
Charles Selby [1]	426,218	20,000-	446,218	1.6%
Douglas J. Rowe [1]	254,444	271,896	526,340	1.9%
Brian Kohlhammer [1]	39,000	36,667	75,667	0.3%
Andrew Steedman [2]	90,534	75,000	165,534	0.6%
Ken Rogers [2]	25,000	91,667	116,667	0.4%
Oil &Gas Ventures, LLC	730,000	730,000	1,460,000	5.3%
	7,890,117	4,013,073	11,903,190	30.5%
[1]. denotes director
[2]. denotes officer

Major changes in percentage ownership of NXT in the last 3 years:

•

In December 2004 Goodman & Company, Investment Counsel Ltd. invested $1,000,000 in a $1.75 private placement to acquire 571,429 common shares.

•

In September 2005 Goodman & Company, Investment Counsel Ltd. invested $425,000 in a convertible debenture private placement.  As of March 31, 2007 debenture principal and interest converted into 562,958 common shares.

•

In December 2005 Mr. Liszicasz was issued 10,000,000 preferred shares upon executing the Amended and Restated Technical Services Agreement.

•

In May 2006 Oil and Gas Ventures LLC invested $730,000 in a $1.00 private placement to acquire 730,000 common shares.

The following information is taken from the records of Olympia Trust Company located in [Calgary, AB, Canada], the company's transfer agent for its common stock.   As of May 10, 2007 there were 237 holders of record of the company's common stock including 95 in the United States who collectively held 16,461,351 common shares, representing 60% of the total issued and outstanding shares of 27,380,309 common shares.

None of the company’s major shareholders, other than the preferred shares held by the company’s CEO Mr. Liszicasz which carry no voting rights, have voting rights that differ from those of other holders of the company’s common shares.

B.

Related party transactions

Summarized below are certain transactions and business relationships between NXT and persons who are related parties as defined by U.S. Security laws since January 1, 2006:

In the year ended December 31, 2006
Collective wages, fees and benefits paid to executive officers of the company who were also directors of the company	$ 162,027
Interest expense recognized or paid to related parties and officers	$ 14,678

Refer to Consolidated Financial Statements note 8, Preferred Shares, for details on the Technical Transfer Agreement that was executed December 31, 2006 between the company and its CEO, President and Board member.

A Director of NXT is also an officer for one of our SFD survey clients.  We recorded $531,523 of survey revenue in 2006 and had $263,494 of outstanding accounts receivable at December 31, 2006 from this client.

582,787 common shares were issued in 2006 to discharge liabilities accrued at December 31, 2005 for obligations incurred related to services provided by consultants for corporate strategy and planning services. Of these, 65,534 common shares were issued to an individual who is currently an officer and 400,000 were issued to an individual who is currently a director of the company.  In both cases the services were provided prior to these individuals accepting their positions with the company.

ITEM 8.

FINANCIAL INFORMATION

Consolidated statements and other financial information

Index to Consolidated Financial Statements
December 31, 2006

Page

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

43

CONSOLIDATED BALANCE SHEETS

46

CONSOLIDATED STATEMENTS OF INCOME

47

CONSOLIDATED STATEMENTS OF CASH FLOWS

48

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

50-64

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Energy Exploration Technologies Inc.

We have audited the accompanying consolidated balance sheet of Energy Exploration Technologies Inc. as at December 31, 2006 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity (deficit) for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended  in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements as at December 31, 2005 and for the years ended December 31, 2005 and 2004 were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated April 19, 2006.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada
April 30, 2007

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 30, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph ( following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 2 to the consolidated financial statements.  Our report to the shareholders dated April 30, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

 Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

April 30, 2007

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Energy Exploration Technologies Inc.:

We have audited the consolidated balance sheet of Energy Exploration Technologies Inc. as at December 31, 2005 and the consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity (deficit) for each of the years in the two year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Energy Exploration Technologies Inc. as at December 31, 2005 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Calgary, Canada

/s/ Deloitte & Touche LLP

April 19, 2006

Independent Registered Chartered Accountants

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated April 19, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Calgary, Canada

/s/ Deloitte & Touche LLP

April 19, 2006

       Independent Registered Chartered Accountants

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Balance Sheets (Expressed in U.S. dollars except share data)
	December 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$851,738	$1,059,277
Short term investments	1,128,711	45,000
Accounts receivable	526,987	63,101
Due from officers and employees	-	2,884
Prepaid expenses and other	55,249	59,953
	2,562,685	1,230,215
Oil and natural gas properties [note 3]	130,360	1,088,244
Other property and equipment [note 4]	211,151	140,864
	$2,904,196	$2,459,323
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$160,593	$337,702
Note payable [note 6]	194,137	-
Other accrued liabilities [note 5]	235,666	883,015
Unearned revenue [note 2]	249,047	-
Convertible debentures [note 9]	569,156	981,986
Fair value of conversion feature [note 9]	68,994	1,421,384
	1,477,593	3,624,087
Long term liabilities:
Note payable [note 6]	-	207,625
	1,477,593	3,831,712
Commitments and contingencies [notes 1 and 14]
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000 [note 8]	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 27,177,908 shares issued as of December 31, 2006 and 21,511,244 shares issued as of
December 31, 2005, respectively [note 7]	32,740,427	28,229,691
Contributed capital	3,153,496	1,010,589
Deficit	(37,642,094)	(33,874,636)
Accumulated other comprehensive income	174,774	261,967
	1,426,603	(1,372,389)
	$2,904,196	$2,459,323

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements balance sheets.

Signed "George Liszicasz"
Director

Signed "Charles Selby"
Director

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Loss and Comprehensive Loss (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2006	2005	2004
Revenues
Survey revenue	$1,063,645	$-	$-
Survey cost	144,643	-	-
	919,002	-	-
Oil and natural gas revenue	36,884	48,686	48,031
	955,886	48,686	48,031
Operating expenses
Oil and natural gas operating expenses	4,752	4,728	5,735
Administrative	2,482,663	2,742,734	2,370,380
Depletion and impairment of oil and natural
gas properties [note 3]	1,017,165	586,011	192,921
Amortization and depreciation [note 4]	84,502	57,755	57,930
Research & development [note 8]	-	3,000,000	-
Survey cost - non revenue	-	29,208	666,743
	3,589,082	6,420,436	3,293,709
	(2,633,196)	(6,371,750)	(3,245,678)
Other expense
Interest expense (income)	(3,888)	58,424	531
Interest on convertible debentures [note 9]	1,137,296	1,418,557	-
Loss (gain) on sale of properties	-	4,881	(30,294)
Other	854	-	-
	1,134,262	1,481,862	(29,763)
Net loss from continuing operations before income tax	3,767,458	7,853,612	3,215,915
Income tax benefit	-	17,134	-
Net loss from continuing operations	3,767,458	7,836,478	3,215,915
Gain from discontinued operations	-	-	33,494
Net loss	$3,767,458	$7,836,478	$3,182,421
Other comprehensive loss:
Foreign currency translation adjustments	(87,193)	(3,672)	(12,107)
Comprehensive loss	$3,854,651	$7,840,150	$3,194,528
Basic and diluted net loss per share from
continuing operations	$(0.15)	$(0.37)	$(0.16)
Basic and diluted gain per share from discontinued
operations [note 7]	$-	$-	$-
Basic and diluted loss per share [note 7]	$(0.15)	$(0.37)	$(0.16)
Weighted average common shares outstanding	25,038,200	21,276,899	20,132,989

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Cash Flow (Expressed in U.S. dollars)
	For the year ended December 31,
	2006	2005	2004
Operating activities
Net loss	$3,767,458	$7,836,478	$3,215,915
Amortization and depreciation of other property and equipment	84,502	57,755	57,930
Depletion and impairment of oil and natural gas properties	1,017,165	586,011	192,921
Costs settled by issuance of common stock and options	302,000	218,750	454,000
Compensation settled with options	402,289	46,859	-
Non-cash interest expense convertible debenture	1,137,296	1,418,557	-
Non-cash expense note payable	30,382	-	-
Research and development cost settled with preferred shares	-	3,000,000	-
Gain (loss) on sale of capital assets	(1,165)	4,881	(30,294)
Changes in non-cash working capital
Accounts receivable	(463,886)	329,468	(262,885)
Interest accrued on loan to former employee	-	49,584	(6,106)
Due from officers and employees	2,884	2,528	(5,803)
Prepaid expenses	4,704	(21,701)	68,143
Unearned revenue	249,047	-	-
Trade payables	(177,109)	235,140	(33,536)
Other accrued liabilities	186,352	818,195	12,027
Net cash used in discontinued operations	-	-	(15,431)
Net cash used by operating activities	(992,997)	(1,090,451)	(2,784,949)
Financing activities
Funds paid against note payable	(13,870)	241,949	233,253
Funds raised through the sale of common shares, net of issuance costs	2,094,000	-	2,366,042
Funds raised through the exercise of options	89,137	56,275	218,527
Subscriptions payable	-	(49,515)	(33,956)
Funds raised through the sale of convertible debenture	-	1,649,764	-
Net cash generated by financing activities	2,169,267	1,898,473	2,783,866
Investing activities
Funds invested in other property and equipment	(71,270)	(30,673)	(44,358)
Funds invested in oil and natural gas properties	(35,588)	(563,655)	(160,875)
Proceeds on sale of oil and gas properties	-	42,992	31,653
Funds generated by (used in) short term investments	(1,083,711)	505,000	(550,000)
Net cash generated by (used in) investing activities	(1,190,569)	(46,336)	(723,580)
Effect of foreign exchange loss on working capital	(193,240)	10,160	(12,107)
Net cash inflow (outflow)	(207,539)	771,846	(736,770)
Cash and cash equivalents, beginning of year	1,059,277	287,431	1,024,201
Cash and cash equivalents, end of year	$851,738	$1,059,277	$287,431
Non cash financing activities
Aircraft parts sold for credit with plane leasing company	$-	$-	$48,925
Subscriptions payable applied to issue common shares	$-	$388,545	$-
Cash taxes paid	$-	$-	$-
Cash interest paid	$12,591	$-	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC Consolidated Statements of Shareholders' Equity (Deficit) (Expressed in U.S. dollars except share data)
	For the year ended December 31,
	2006	2005	2004
Common Stock
Balance at the beginning of the year	$28,229,691	$27,565,636	$24,527,066
Issued upon exercise of stock options	89,137	56,275	218,527
Issued through conversion of debentures	2,902,516	-	-
Issued through private placement; net of issue costs and fair market value
of warrants	685,382	389,030	2,366,043
Shares issued for services	833,701	218,750	454,000
Balance at end of the year	32,740,427	28,229,691	27,565,636
Preferred Shares
Balance at the beginning of the year	3,000,000	-	-
Value of preferred shares issued and to be issued	-	3,000,000	-
Balance at end of the year	3,000,000	3,000,000	-
Contributed Capital
Balance at the beginning of the year	1,010,589	-	-
Fair market value of warrants issued to contractors	302,000	-	-
Fair market value of options issued to employees and contractors	402,289	46,859	-
Fair market value of warrants issued pursuant to convertible debenture
private placement	-	963,730	-
Fair market value of warrants issued pursuant to common share private
placement	1,438,618	-	-
Balance at end of the year	3,153,496	1,010,589	-
Deficit
Balance at the beginning of the year	(33,874,636)	(26,038,158)	(22,855,737)
Net loss from continuing operations for the year	(3,767,458)	(7,836,478)	(3,215,915)
Net gain from discontinued operations	-	-	33,494
Balance at end of the year	(37,642,094)	(33,874,636)	(26,038,158)
Accumulated Other Comprehensive Income
Balance at the beginning of the period	261,967	265,639	277,746
Net comprehensive income	(87,193)	(3,672)	(12,107)
Balance at end of the year	174,774	261,967	265,639
Total Shareholders' Equity (Deficit)	$1,426,603	$(1,372,389)	$1,793,117

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC Notes to the Consolidated Financial Statements For the year ended and as at December 31, 2006 (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "Company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994.

In March 2003 we divested all U.S. properties. For reporting purposes, the results of operations and the cash flows of the U.S. properties had been presented as discontinued operations.

NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We are a service provider to the oil and gas industry utilizing our proprietary Stress Field Detection (SFD) remote sensing airborne survey technology to identify areas with oil and natural gas production potential.

For the year ended December 31, 2006, we incurred a loss of $3,767,458 and the net cash used in operating activities was $992,997. We had an accumulated deficit at December 31, 2006 of $37,642,094.

Our ability to continue as a going concern beyond one year is dependent upon our ability to generate profitable operations and / or obtain the additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with certainty at this time. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are executing a business plan to allow us to continue as a going concern. We completed a survey contract for a fee in 2006 and have contracts to complete additional surveys in the future. We cannot give assurance that we will be successful in executing this plan.

These consolidated financial statements are prepared using U.S. generally accepted accounting principles that are applicable to a going concern which assumes the realization of assets and the settlement of liabilities in the normal course of operations. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classification thereof will be required and these adjustments and reclassifications may be material.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and as at December 31, 2006 and 2005 in accordance with accounting principles generally accepted in the United States of America.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries with those of NXT in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements are in accordance with the accounting principles generally accepted in the United States of America and require our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be acheived. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securites with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition

We recognize revenue on SFD survey contracts on a completed contract basis. All money received or invoiced in advance of completion of the contract is reflected as Unearned Revenue and treated as a current liability on our Balance Sheet. All expenses incurred related to SFD survey contracts are reflected as Work-in-Progress and treated as a current asset on our Balance Sheet. Upon completion of the related contract Unearned Revenue and the Work-in-Progress is moved as appropriate to the Statement of Earnings (Loss) as either Revenue or Survey Cost.

Revenue associated with sales of oil and natural gas is recorded when title passes to the customer and collection of the resulting receivable is deemed reasonably assured.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, notes due from officers and employees, accounts receivable, trade payables, accrued liabilities, notes payable and convertible debentures. The carrying value of these financial instruments approximates their fair values due to their short-term to maturity. It is the opinion of our management that we are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves. These capitalized costs include:

•	land acquisition costs;

•	geological and geophysical costs;

•	costs of drilling both productive and non-productive wells; and

•	cost of production equipment and related facilities.

We only capitalize overhead that is directly identified with acquisition, exploration or development activities. All costs related to production, general corporate overhead and similar activities are expensed as incurred.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country by country basis. These costs are then depleted using the unit of production method based on estimated proved oil and gas reserves as determined by independent engineers. Since 2003 all our oil and natural gas capital assets have been located in Canada.

In applying the full cost method of accounting, capital costs in each cost center, less accumulated depletion and depreciation and related deferred income taxes, are restricted from exceeding an amount equal to the sum of the present value of their related estimated future net revenues discounted at 10% less estimated future expenditures, and the lower of cost or estimated fair value of unproved properties included in the costs being amortized, net of related tax effects. Should this comparison indicate an excess carrying value, a write-down would be recorded.

The carrying values of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying value.

All recoveries of costs through the sale or other disposition of oil and gas properties and equipment are accounted for as adjustments to capitalized costs, with no gain or loss recorded, unless the sale or disposition involves a significant change in the relationship between costs and the value of proved reserves or the underlying value of unproved property, in which case the gain or loss is recorded.

Any oil and natural gas exploration, drilling, development and production activity we conduct is through joint operations with partners and our consolidated financial statements reflect only our proportionate interest.

Other Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

•	Computer and SFD system equipment	30%

•	Computer and SFD system software	100%

•	Furniture, fixtures and other equipment	20%

•	Flight equipment	10%

•	Leasehold improvements	over the remaining term of lease

When we retire or otherwise dispose of our other capitalized property and equipment, we remove their cost and related accumulated depreciation or amortization from our accounts, and record any resulting gain or loss in the results of operations for the period. Our management periodically reviews the carrying value of our property and equipment to ensure that any permanent impairment in value is recognized and reflected in our results of operations.

Asset Retirement Obligation

We recognize the fair value of any asset retirement obligation as a liability in the period in which we incur a legal obligation to retirement tangible long-lived assets. We use a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under “Oil and Natural Gas Properties". Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD Survey System and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

Foreign currency translation adjustments resulting from the translation of the financial statements of our Canadian subsidiaries, whose functional currency is Canadian dollars, into U.S. dollar equivalents for purposes of consolidating our financial statements, are included in other comprehensive income (loss). We use the following methodology to convert Canadian dollar denominated accounts and transactions into U.S. dollars:

•	all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;

•	all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and

•	revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

We record the cumulative foreign exchange gain or loss arising from the conversion of the noted Canadian dollar denominated accounts and transactions into U.S. dollars for each reporting period as a component of the accumulated other comprehensive loss.

Income Taxes

We follow the liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at current rates, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

Share-Based Payments

In December 2004, the FASB issued FAS 123-R, "Share Based Payment ." FAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 “ Accounting for Stock Issued to Employees” . FAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments. Prior to the adoption of FAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognized a compensation expense in our financial statements when issuing stock options to employees.

The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. Company shares issued as consideration to fulfill any commitment made by a company are generally now governed by this standard. This Statement uses the terms compensation and payment in their broadest senses to refer to the consideration paid for goods or services regardless of whether the supplier is an employee.

FAS 123-R requires an entity to value employee services received in exchange for an award of equity instruments by determining the fair market value of the instrument on the day the instrument is granted. This value is then recorded as a compensation expense over the vesting period wherein an employee is required to provide service for the award. The grant-date fair market value of options issued is estimated using an option-pricing model.

In addition, FAS 123-R requires a public entity to measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair market value and that the fair market value of that award will be revalued at each subsequent reporting date until the liability is settled.

The effective date for implementation of FAS 123-R was January 1, 2006. We adopted this standard using the “modified prospective” transition method. Using the modified prospective method there is no compensation expense recorded for any outstanding options that were vested as of the effective date of this standard. In accordance with the modified prospective transition method, a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date. Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks.

We review the terms of convertible debt and equity instruments we issue to determine whether there are embedded derivative instruments, including the embedded conversion option, that are required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where the convertible instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Bifurcated embedded derivatives are initially recorded at fair value and are then revalued at each reporting date, with changes in the fair value reported as charges or credits to income. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face amount.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to income, using the effective interest method.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the effect, if any, the adoption of Interpretation No. 48 will have on its financial statements and related disclosures.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In February 2006, FASB issued Statement No. 155 “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements no. 133 and 140 ” This statement amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities ”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ”. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.

FASB 155 resolves issues addressed in Statement 133 Implementation Issue No. D1 “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”. The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities -Including an Amendment of FASB Statement No. 115 .” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows

3. Oil and Natural Gas Properties

	As at December 31,
	2006	2005
Oil and natural gas properties cost	$4,894,969	$4,869,150
Accumulated depletion and depreciation	(4,764,609)	(3,780,906)
Balanced at the end of year	$130,360	$1,088,244

Proved property	$45,049	$26,024
Unproven property costs	85,311	1,062,220
Balanced at the end of year	$130,360	$1,088,244

NXT performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of oil and gas properties. We valued our proved property at a 10% net present value of our future net revenues from proved reserves based upon a constant price and cost over the projected productive life of the property. The oil and gas future price used was the AECO spot price at December 31, 2006 of Cdn. $6.00 mcf. We valued our unproved properties based upon the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

There are no capitalized administration costs capitalized to oil and natural gas properties in the years ended December 31, 2006, 2005 or 2004.

4. Other Property and Equipment

	As at December 31,
	2006	2005
Survey equipment	$204,268	$148,321
Furniture and other equipment	281,017	286,143
Computers and software	634,956	538,261
Vehicles	18,828	18,828
Flight equipment	-	1,539
Other property and equipment	1,139,069	993,092
Less accumulated depreciation, amortization and impairment	(927,918)	(852,227)
Net other property and equipment	$211,151	$140,864

5. Other Accrued Liabilities

	As at December 31,
	2006	2005
Accrued legal and audit	$207,995	$118,814
Consultant fees	-	729,341
Other	27,671	34,860
	$235,666	$883,015

During 2006 the consultant fees accrued in 2005 were settled through the issuance of 582,788 common shares.

6. Note Payable

As of December 31, 2006 the Company has a Canadian dollar denominated unsecured loan outstanding in the U.S dollar equivalent amount of $194,137 (2005 - $207,625) due to our President, CEO and Director. The loan bears interests of 7.0% per annum. The balance at december 31, 2005 was Cdn. $During 2006 the Company was charged Cdn. $16,647 of interest expense. The maturity date for this loan was April 15, 2007 at which point the loan became due upon demand.

7. Common Stock

The loss per share is presented in accordance with the provision of SFAS No. 128, Earnings Per Share (“EPS”). Basic EPS is calculated by dividing the income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Basic and diluted EPS were the same for the year ended December 31, 2006, 2005 and 2004 as the Company reported losses from operations and therefore, all potentially dilutive instruments were anti-dilutive. During these periods, convertible debentures, outstanding preferred shares, stock options and warrants were the potentially dilutive instruments.

The following table provides a continuity of common shares and value since December 31, 2003.

		Shares	Amount
Opening balance as at December 31, 2003		19,306,852	$24,527,066
Transaction during the year ended December 31, 2004
•	230,000 common shares were issued for $454,000 of services.	230,000	454,000
•	218,621 common shares were issued as a result of options being exercised at prices between
	$0.29 and 2.00 per share for an average issue price of $1.00 generating an aggregate proceeds
	of $218,527.	218,621	218,527
•	1,299,698 common shares were issued in conjunction with $1.75 and $2.00 private
	placements. The net proceeds were $2,366,043.	1,299,698	2,366,043
As at December 31, 2004		21,055,171	27,565,636
Transaction during the year ended December 31, 2005
•	125,000 common shares were issued to discharge a $218,750 liability related to corporate
	strategy and planning services provided by a consultant to NXT in 2005.	125,000	218,750
•	143,973 common shares were issued as a result of options being exercised at prices between
	$0.29 and 0.43 per share for an average issue price of $0.39 generating an aggregate proceeds
	of $56,275.	143,973	56,275
•	187,100 common shares were issued in conjunction with a $2.00 (Cdn. $2.60) private
	placement. The funds were received in 2004 and were reported as of December 31, 2004 as
	Subscriptions Payable. The net proceeds were $376,710.	187,100	376,710
•	We also reversed a $12,320 finder’s fees that was accrued at December 31, 2004 that was
	waived by the finder.	-	12,320
As at December 31, 2005		21,511,244	28,229,691
Transaction during the year ended December 31, 2006
•	582,787 common shares were issued in 2006 with a fair value at issue of $809,983 to
	discharge in full $729,341 of accrued liabilities at December 31, 2005. These obligations are
	related to services provided by consultants for corporate strategy and planning services
	provided in 2005. Of these shares issued 65,534 common shares were issued to an individual
	who is currently an officer and 400,000 were issued to an individual who is currently a
	director of the Company. In both cases the services were provided prior to these individuals
	accepting their positions with the Company.	582,787	809,983
•	23,363 common shares were issued to discharge in full $23,718 liabilities related to landsman
	and geophysical services provided in 2006 by independent consultants.	23,363	23,718
•	2,627,288 common shares were issued through the conversion of convertible debentures in
	the year. The shares were issued to discharge $1,821,871 of principal and $130,434 of
	interest. In addition, $950,211 was recorded related to the fair market value of the convertible
	debenture conversion feature at the date each debenture was converted into common shares.	2,627,288	2,902,516
•	156,666 common shares were issued as a result of options being exercised at prices between
	$0.38 and 0.65 per share for an average issue price of $0.57 generating an aggregate proceeds
	of $89,137.	156,666	89,137
•	In connection with a private placement, NXT paid a commission of an additional 152,560
	units where each unit consisted of a common share and a warrant. The issuance of these
	shares was accounted for as share issue cost therefore resulting in no net increase in share
	capital.	152,560	-
•	NXT closed two private placements for aggregate gross proceeds of $2,124,000 comprised of
	cash proceeds of $2,094,000 and a set-off of a $30,000 subscription payable against Note
	Payable. For both private placements a unit was sold at a price of $1.00 and each unit
	consisted of one common share and one warrant. Each warrant shall entitle the holder to
	purchase one additional common share at $2.00 per share for a period of two years from the
	date of issue. The common shares were recorded as gross proceeds less share issue cost
	consisting of the fair market value warrants issued of $1,438,618. 50,000 units were
	purchased by officers of NXT.	2,124,000	685,382
As at December 31, 2006		27,177,908	$32,740,427

8. Preferred Shares

The Company’s contractual obligation to issue 10,000,000 preferred shares to its Chief Executive Officer, President and Director initially arose through the execution of the Amended and Restated Technical Service Agreement on December 31, 2005 (“2005 TSA”). This obligation was superseded by the execution of the Technical Transfer Agreement on December 31, 2006 (“2006 TTA”).

The 2005 TSA granted to the Company a 10 year license for the SFD Technology in consideration for 10,000,000 preferred shares with specific attributes. 2,000,000 preferred shares were immediately convertible into common shares on a one-to-one basis and the remaining 8,000,000 preferred shares would be convertible into common shares within the term of the agreement if the Company’s annual revenues exceed specified performance thresholds. In the event that all performance thresholds are not met within the 10 year term, the Company had the right to redeem any unconvertible preferred shares for a price of $0.01 per share.

Upon execution of the 2006 TTA the Company’s legal entitlement to the SFD technology was changed from a license to a direct ownership of the technology. The Agreement modified the revenue objectives such that the thresholds are calculated based on cumulative revenue of the Company for the period January 1, 2007 to December 2015. The number of preferred shares were not altered.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model with the following assumptions and valuations:

	Immediately	Conditionally
	Convertible	Convertible	Total
Number of preferred shares	2,000,000	8,000,000	10,000,000
Fair value per preferred shares issued	$1.40	$0.03	$1.50
Cost to convert preferred shares to common shares	$0.00	$0.00	$0.00
Expected dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10	10	10
Expected volatility in the price of NXT’s common shares	300%	300%	300%
Risk free interest rate (%)	4%	4%	4%
Fair market value of preferred shares	$2,800,000	$200,000	$3,000,000

The value for the preferred shares is substantially assigned to the first two million (“2,000,000”) preferred shares that are immediately convertible into common shares. The remaining eight million (“8,000,000”) preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the preferred shares to be convertible into common shares.

As the As per FAS 2 “Accounting for Research and Development Costs” intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred. We recorded a $3,000,000 research and development expense in 2005 and no research and development expense in 2006 or 2004.

9. Convertible Debentures

During 2005 we closed private placement bridge-financing contracts. Pursuant to these contracts the Company issued financial instruments that converts automatically into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414. The debentures are convertible into common shares.

The debenture matures at various dated between March 7, 2007 and June 7, 2007 and bears interest at ten percent per annum. An additional two percent penalty shall be paid by the Company if the underlying shares to the debenture are not available for resale within 90 days of closing.

The debenture obligations can be discharged by the Company in the following manners:

1.

At the option of the debenture holder the outstanding principal and accrued interest can be converted until maturity into common shares at a price of the lesser of $0.70 per unit or 85% of the lowest price of any common share issued during the term of the debenture other than through the exercise of warrants or options.

2.	The Company has the right to redeem a debenture prior to maturity date at a price equal to the principal amount plus 20% less any interest paid.

3.

In the event that a debenture is not fully redeemed or converted at six months following the close, then the Company is obligated to pay the investor monthly one twelfth of the outstanding principal and any accrued interest beginning seven months after close until the debenture is fully repaid. The Company's redemption obligation can be paid by either common shares or cash. If the payment is paid in common shares, the issue price of the common share shall equal 85% of the average closing price for the ten trading days preceding the payment date.

4.	Registration penalty interest can be paid with either cash or common shares. If paid by common shares, the issue price of common shares shall be $0.70 per common share.

The debentures were assessed under SFAS 133 as containing an embedded derivative liability. The Company is required to bifurcate the embedded conversion option and account for it as a derivative instrument liability because the conversion price of the debt can be adjusted if we issue common stock at a lower price. This derivative instrument liability was initially recorded at its fair value and is then adjusted to fair value at the end of each subsequent period, with any changes in the fair value charged or credited to income in the period of change.. This embedded conversion option is revalued using the binomial option pricing model. The warrants issued along with the convertible debenture were classified as equity in accordance with EITF 00-19 and were valued using a Black Scholes model.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount is being accreted, together with the stated interest on the debenture, using an effective interest method over the term of the debenture.

Proceeds received on issuance of the convertible debentures	$1,913,260
Minus:
Fair value of the conversion options (derivatives)	503,564
Fair value of warrants	963,730
Discount applied to convertible debentures	1,467,294
Convertible debentures discounted carrying value at date of issue	$445,966

The fair value of the conversion options is an embedded derivative instrument that requires fair market valuation at inception and at the end of each reporting period. This option is valued using an option-pricing model with an assumption that the maximum price is the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 it was $1,421,384 and $68,994 at December 31, 2006. Change in the value of the conversion feature are expensed in the period when they occur.

Immediately prior to the conversion of any convertible debenture to common shares we amortize any remaining debt discount for that debenture and revalue its conversion feature to fair market value. The resulting changes in carrying value of the debenture and conversion feature are recorded as a charge or increase in earnings. Common shares issued through the conversion of a debenture are then valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure, the value of the convertible debenture and the conversion feature as at December 31, 2006 and 2005 are as follows:

	For the year ended December 31,
	2006	2005
Debenture carrying value and accrued interest at beginning of year	$981,986	$-
Debenture at carrying value at inception	-	445,966
Accretion expense	1,008,639	500,737
Interest expense including registration penalty	530,835	35,283
Converted to common share	(1,952,304)	-
Debenture carrying value and accrued interest at end of year	$569,156	$981,986

Conversion feature carrying value at beginning of year	$1,421,384	$-
Fair value of the conversion feature at inception	-	$503,564
Converted to common share	(950,212)	-
Change in fair market value	(402,178)	917,820
Fair value of the conversion feature at end of year	$68,994	$1,421,384

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively. These debentures, if not converted will be fully matured on April 8, 2007. The registration penalty is due when the underlying shares become free trading.

In 2007 the principal and 10% accrued interest of all convertible debentures outstanding at December 31, 2006 converted into 192,401 common shares.

10. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of December 31, 2006:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
$0.14 - $0.43	310,001	$0.36	310,001	$0.36
$0.65 - $0.95	416,741	$0.72	236,741	$0.67
$1.00 - $2.00	539,463	$1.29	143,463	$1.45
$2.00 - $4.13	322,000	$2.24	268,667	$2.25
Total sum of outstanding	1,588,205	$1.15	958,872	$1.13

Weighted average
remaining contractual
Range of exercise prices	life (years)
$0.14 - $0.43	1.6
$0.65 - $0.95	3.9
$1.00 - $2.00	3.0
$2.00 - $4.13	2.3
Total sum of outstanding	2.8

	For the year ended December 31, 2006		For the year ended December 31, 2005
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	1,683,000	$1.87	1,692,335	$1.40
Granted	473,204	$1.15	795,000	$1.11
Cancelled	(433,000)	$1.84	(538,695)	$1.34
Exercised	(134,999)	$0.60	(265,640)	$0.90
Options outstanding as at December 31	1,588,205	$1.15	1,683,000	$1.87
Exercisable as at December 31	958,872	$1.13	927,660	$1.26

In 2006 200,000 options were issued to officers and directors of the Company at an average exercise price of $1.14.

Unvested options outstanding as of December 31, 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

The 2006 Stock Option Plan was approved on September 30, 2006 by Company shareholders at the Annual General Meeting. The 2006 Stock Option Plan set forth terms and conditions whereby options to purchase common shares of the Company can be issued to directors, officers and employees of the Company and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the Company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the Company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any twelve month period without permission of the stock exchange or exchanges on which the common shares of the Company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the Company are listed. All options issued under Plans are issued from treasury.

We received $89,137 and $56,275 cash from the exercise of stock options during the year ended December 31, 2006 and 2005, respectively.

On February 13, 2007 the Company's Board of Directors authorized 878,500 options to be issued to directors, officers, employees and contractors of the Company. These options were issued with an exercise price of $1.45 based on closing trading price of the Company's common shares on the OTCBB for the date of issue. 585,000 of these options were issued to officers and directors of the Company.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2006 the adoption of SFAS 123-R resulted in incremental stock-based compensation expense of $406,320 (Nil - 2005).

The incremental stock-based compensation expense in the year ended December 31, 2006 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued with an exercise price equal to the current market price on the date of grant, subject to a three year vesting period and with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

For the year ended December 31, 2006
Expected dividends paid per common share	Nil
Expected life (years)	3
Expected volatility in the price of common shares (%)	127%
Risk free interest rate (%)	4%
Weighted average grant date fair market value per share	$0.64
Intrinsic value of options exercised	$0.67

As of December 31, 2006 there was $527,434 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

For the year ended December 31, 2005 and 2004 there was no incremental stock-based compensation expense recognized as a result of the adoption of SFAS 123-R as we adopted this standard using the modified prospective transition method. Prior to the adoption of SFAS 123-R, the Company applied APB 25 to account for its stock-based awards. Had we elected to follow the modified retrospective method, an alternative transition method provided for under SFAS 123-R, to transition from APB 25, we would have recorded additional compensation expense for the year ended December 31, 2005 of $516,525 and $241,722 for 2004.

The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the years ended December 31, 2005 and 2004 based on the modified retrospective method.

	For the year ended December 31,
	2005	2004
Net loss as reported	$(7,836,478)	$(3,182,421)
Add: stock-based employee compensation expense included in reported net loss	46,859	-
Less: total stock-based employee compensation expense determined under the fair value
method for all awards	(516,525)	(241,722)
Pro forma net loss for the year	$(8,306,144)	$(3,424,143)
Pro forma basis and diluted loss per common share	$(0.39)	$(0.17)

The pro forma stock-based employee compensation expense determined under the fair value method for the year ended December, 2005 and 2004 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued at the current market price on the date of grant, subject to a three year vesting period with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions.

	For the year ended December 31,
	2005	2004
Weighted average fair value of options granted ($/option)	$1.11	$1.18
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	213%	235%
Risk free interest rate (%)	4%	4%

11. Warrants

We have summarized below all outstanding warrants as of December 31, 2006:

	As at December 31, 2006		As at December 31, 2005
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	3,501,592	$1.76	1,327,467	$2.75
Issued with convertible debentures	-		1,955,342	$1.00
Issued through private placement	2,124,000	$2.00	184,860	$2.75
Issued as commsssion for private placement	152,560	$2.00	33,923	$1.00
Issued for investor relations services	350,000	$1.60	-
Expired	(1,512,327)	$2.75	-
Outstanding as at end of the year	4,615,825	$1.54	3,501,592	$1.76

On April 30, 2006 NXT entered into agreements with two companies to provide financial consulting and investment banking services. We granted these two companies an aggregate of 350,000 warrants exercisable at $1.60 per share into 350,000 common shares until April 30, 2008.

All warrants are fully exercisable upon issue.

	As at December 31, 2006		As at December 31, 2005
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual
Exercise prices	warrants	life (years)	Outstanding warrants	life (years)
$1.00	1,989,265	0.8	1,989,265	1.8
$1.60	350,000	1.3	-	-
$2.00	2,276,560	1.3	-	-
$2.75	-	-	1,512,327	1.0
Total sum of outstanding	4,615,825	1.1	3,501,592	1.5

The grant date fair value of warrants issued was calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

As at December 31, 2006
Expected dividends paid per common share	Nil
Expected life (years)	2
Weighted average volatility	105%
Risk free interest rate (%)	4%

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statuatory Canadian federal and provincial income tax rate to loss before taxes.

For the year ended December 31,
2006
Canadian statuatory income tax rate	34.50%
Income tax recovery at statuatory rate	$1,299,773
Effect of non tax deductible expenses on income taxes:
Stocked-based compensation	(242,944)
Accretion on convertible debentures	(209,199)
Valuation allowance and rate reduction	(795,575)
Other	(52,055)
Income tax recovery	$-

The following tables summarizes the temporary differences that gives rise to the net deferred tax assets and liabilities:

Net Operating Losses Carried Forward

As of December 31, 2006, the following net operating losses are available to reduce our taxable income in future years:

Country	Amount	Expiration dates
United States	$5,652,295	2016—2026
Canada	$9,929,808	2007—2026

Deferred Income Tax Assets and Liabilities

As of December 31, 2006 our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$5,652,295	34%	$1,921,781
Valuation allowance			(1,921,781)
			$-
Canada	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$9,929,808	32.1%	$3,187,468
Tax asset related to depreciation	$6,406,591	32.1%	2,056,516
Valuation allowance			(5,243,984)
			$-

Deferred Income Tax Assets and Liabilities

As of December 31, 2005 our accounts contained the following deferred income tax assets and liabilities:

United States	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$5,867,307	34%	$1,994,885
Valuation allowance			(1,994,885)
			$-
Canada	Amount	Statuatory tax rate	Tax benefit
Tax benefit of loss carry forwards	$10,010,600	39.0%	$3,929,161
Tax asset related to depreciation	$5,221,106	39.0%	2,049,284
Valuation allowance			(5,978,445)
			$-

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the year ended December 31, 2006. We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization. The decrease in the valuation allowance on the deferred tax asset during the year ended December 31, 2006 was $807,473 as compared to an increase of $1,282,016 for the year ended Decmeber 31, 2005. The 2006 decrease is largely due to Canadian losses expiring in the year. All income for tax purposes generated during the year is in Canada.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2006, 2005, and 2004:

	For the year ended December 31,
	2006	2005	2004
Collective wages, fees and benefits paid to executive officers of NXT,
who were also directors of NXT	$162,027	$107,389	$116,373
Accounts receivable due from executive officers	$-	$2,884	$5,803
Interest expense recognized or paid to related parties and officers	$14,678	$25,636	$-

A Director of NXT is also an officer for one of our SFD survey clients. We recorded $531,523 of survey revenue in 2006 and had $263,494 of outsanding accounts receivable at December 31, 2006 from this client.

14. Commitments and Contingencies

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012. The monthly minimum sublease payments are Cdn. $18,020 per month for the first three years and Cdn. $19,266 per month for the remaining three years of the lease. Pursuant to this lease agreement NXT provided the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year. NXT secured the letter of credit with cash held on deposit with the Canadian bank.

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed the him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

15. Discontinued Operations

In January 2003 we adopted a formal plan to divest our U.S. oil and gas properties. On May 9, 2003 we closed a sale transaction with our U.S. joint venture partner to sell the properties for total consideration of $1,450,000 with proceeds of $720,000 in cash and the return to treasury of all the outstanding preferred shares. The effective date of the transaction was March 1, 2003 and was recorded at fair market value. The price for these properties was set by arm’s length negotiations between the parties.

In conjunction with the sale of these U.S. properties in June 2004 we sold airplane parts in exchange for 30 hours of rental time on an airplane from Avia Aviation. The airplane parts had been written off in previous years and had no recorded value at the time. We used the rental rate for the airplane of $1,747 U.S. per hour based on previous invoices from Avia Aviation for the valuation of the transaction. We recognized a gain of $45,725 on the sale. We also incurred $12,231 of administrative expenses in relation to discontinued operation. The net gain from discontinued operations was $33,494 in 2004 and was nil for the years ended December 31, 2005 and 2006.

For reporting purposes, the results of operations and the financial position of these U.S. properties have been presented as discontinued operations.

16. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year’s presentation.

SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with SFAS No. 69,"Disclosures About Oil and Gas Producing Activities", this section provides supplemental information on our oil and natural gas exploration and production activities. Tables I and II provide historical cost information pertaining to costs incurred in acquisitions, exploration, development and capitalized costs. Tables III through IV present information on our estimated proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. All supplemental information relates to our oil and gas properties in Canada.

NXT does not have significant oil and gas producing activities for 2006 in accordance with the significance test as outlined in SFAS No. 69 and accordingly no supplemental informaiton is provided for 2006.

Table I

Total Costs Incurred in Oil and Natural Gas Acquisition, Exploration and Development Activities

	For the year ended December 31,
	2005	2004
Acquisition costs	$42,633	$122,825
Exploration costs	627,616	269,113
Development costs	-	-
	$670,249	$391,938
Table II
Capitalized Costs Related to Oil and Natural Gas Producing Activities
	As at December 31,
	2005	2004
Proved property costs	$57,714	$55,841
Unproved property costs	4,874,816	4,271,703
	4,932,530	4,327,544
Accumulated depreciation, depletion ,	(3,844,286)	(3,130,410)
Net capitalized cost	$1,088,244	$1,197,134

Table III

Quantities of Oil and Natural Gas Reserves

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods.

The U.S. Securities and Exchange Commission requires the reserve presentation to be calculated using year-end prices and costs and assuming a continuation of existing economic conditions. Proved reserves cannot be measured exactly and the estimation of reserves involves judgmental determinations. Reserve estimates must be reviewed and adjusted periodically to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. The estimates are based on current technology and economic conditions, and we consider such estimates to be reasonable and consistent with current knowledge of the characteristics and extent of production. The estimates include only those amounts considered to be proved reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place, or for which transportation and/or marketing contracts are not in place.

Proved developed reserves are reserves which can be expected to be recovered through existing wells with existing equipment and existing operating methods. This classification includes: (1) proved developed producing reserves which are reserves expected to be recovered through existing completion intervals now open for production in existing wells; and (2) proved developed non-producing reserves which are reserves that exist behind the casing of existing wells which are expected to be produced in the predictable future, where the cost of making such oil and natural gas available for production should be relatively small compared to the cost of a new well.

Proved undeveloped reserves are proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Estimates of recoverable reserves for proved undeveloped reserves may be subject to substantial variation and actual recoveries may vary materially from estimates.

Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. No estimates for proved undeveloped reserves are attributable to or included in this table for any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless proved effective by actual tests in the area and in the same reservoir.

	For the year ended December 31,
	2005	2004
Proved reserves - natural gas and
condensate (McfGE)
Proved reserves, beginning of year	20,000	-
Additions	-	31,046
Production	(2,000)	(11,046)
Technical revision	1,000	-
Proved reserves, end of year	19,000	20,000

Table IV

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Natural Gas Reserve Quantities

The standardized measure of discounted future net cash flows is presented in accordance with the provisions of SFAS No. 69. In preparing this data assumptions and estimates have been used and we caution against viewing this information as a forecast of future economic conditions.

Future cash inflows were estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs to determine pre-tax cash inflows. Future income taxes were estimated by applying the year-end statutory tax rates to the future pre-tax cash inflows, less the tax basis of the properties involved, and tax credits and allowances. The resultant future net cash inflows are discounted using a ten percent discount rate.

	As at December 31,
	2005	2004
Future cash inflows	$181,427	$126,000
Future production costs	(30,095)	(22,300)
Future development costs	(6,019)	(4,700)
Future net revenue before income taxes	145,313	99,000
10% annual discount for estimated timing	(20,635)	(14,000)
Discounted future net cash flows before	124,678	85,000
Future income taxes, discounted at 10%	-	-
Standardized measure of discounted	$124,678	$85,000

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

The following tables set forth the price history of the company’s common stock listed on the OTCBB in the United States.

		OTCBB US$ per share
Period		High	Low
Year ended-	December 31, 2006	$1.75	$0.70
Year ended-	December 31, 2005	$2.30	$0.55
Year ended-	December 31, 2004	$3.00	$1.10
Year ended-	December 31, 2003	$2.90	$0.09
Year ended-	December 31, 2002	$1.50	$0.06

Quarter ended-	March 31, 2007	$2.44	$1.05
Quarter ended-	December 31, 2006	$1.39	$0.75
Quarter ended-	September 30, 2006	$1.30	$0.70
Quarter ended-	June 30, 2006	$1.50	$0.85
Quarter ended-	March 31, 2006	$1.75	$0.85
Quarter ended-	December 31, 2005	$1.60	$0.60
Quarter ended-	September 30, 2005	$1.30	$0.60
Quarter ended-	June 30, 2005	$2.00	$0.55
Quarter ended-	March 31, 2005	$2.30	$1.60

Month Ended-	April 30, 2007	$2.60	$1.80
Month Ended-	March 31, 2007	$2.44	$1.75
Month Ended-	February 28, 2007	$2.00	$ 1.25
Month Ended-	January 31, 2007	$1.32	$1.05
Month Ended-	December 31, 2006	$1.39	$0.92
Month Ended-	November 30, 2006	$0.99	$0.83

B.

Plan of distribution

Not applicable – The company is filing this Form 20-F as an annual report.

C.

Markets

Our common shares are quoted on the OTCBB under the symbol “ENXTF.”  The following tables set forth, for the periods indicated, the reported high and low sales prices of our common shares on the OTCBB.  NXT’s common stock was also approved for listing on the Frankfurt and Berlin Exchanges in January, 2004.  NXT plans to submit within the next six months a listing application to potentially secure a listing on the TSX Ventures exchange in Canada.  NXT cannot provide assurance that the application will give rise to a listing on the TSX-V.

D.

Selling shareholder

Not applicable – The company is filing this Form 20-F as an annual report.

E.

Dilution

Not applicable – The company is filing this Form 20-F as an annual report.

F.

Expenses of issue

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 10.

ADDITIONAL INFORMATION

ARTICLES OF INCORPORATION AND BYLAWS

A.

Share capital

Not applicable – The company is filing this Form 20-F as an annual report.

B.

Memorandum and articles of association

NXT was incorporated in the State of Nevada.  With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada.  NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta.  NXT’s Alberta Corporate Access Number is 2010730915.  The Articles of Continuance (the "Articles") of NXT were amended to create the Series 1 Shares on December 28, 2006.  The Articles provide that there are no restrictions on the nature of the business that may be carried on by NXT.

Quorum

The board of directors of NXT may fix the quorum for meetings of the board of directors or of a committee of the board of directors, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting and, with few exceptions, refrain from voting on the matter in which the director has conflict of interest.  There is no limitation on the board of directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

Borrowing Powers

The board of directors may, without authorization of the shareholders of NXT:

(a)

borrow money on the credit of NXT;

(b)

issue, reissue, sell or pledge debt obligations of NXT;

(c)

subject to restrictions respecting financial assistance prescribed in the ABCA, guarantee, on behalf of NXT, the performance of an obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of NXT, owned or subsequently acquired, to secure any obligation of NXT.

The board of directors of NXT may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

Directors

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not bankrupt and is not mentally incapacitated pursuant to applicable mental health legislation of the Province of Alberta or pursuant to an order of the courts of the Province of Alberta.  There is no provision in NXT’s Articles or By-Laws relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in NXT’s Articles or By-Laws for a director to hold securities of NXT.

Pursuant to the ABCA, a director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with NXT or subsidiary thereof.  Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA.  Any such contract or proposed contract shall be referred to the board of directors of NXT or shareholders for approval even if such contract is one that in the ordinary course of NXT's business would not require approval by the Board or shareholders.  Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to NXT or to its shareholders for any profit or gain realized from such a contract or transaction,  and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to NXT at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

Rights Attached to Common Shares

The holders of the common shares are entitled to dividends as and when declared by the directors of NXT, to one vote per share at meetings of shareholders of NXT, and upon liquidation, subject to the rights of the holders of preferred shares, are entitled to share rateably with the holders of the common shares in all distributions of assets of NXT.

Rights Attached to Preferred Shares

Preferred shares may be issued from time to time in one or more series.  The board of directors of NXT is expressly authorized to provide by resolution duly adopted prior to issuance, for the creation of each such series and to fix the designation, rights, privileges, restrictions and conditions attached to the shares of each such series, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of NXT, whether voluntary or involuntary, or any other return of capital or distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of NXT, if any, ranking junior to the preferred shares.  The preferred shares of any series may also be given other preferences, not inconsistent with the articles of continuance of NXT (the "Articles"), over the common shares and any other shares of NXT ranking junior to the preferred shares of a series as may be fixed by the board of directors of NXT.

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

Unless the board of directors of NXT otherwise determine in the articles of amendment designating a series of preferred shares, the holder of each share of a series of preferred shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the ABCA.

Rights Attached to Preferred Shares - Series 1 Shares

NXT is authorized to issue up to 10,000,000 Series 1 Shares.  As at December 31, 2006 10,000,000 Series 1 Shares were issued and outstanding, with the following material attributes.

Voting Rights

Subject to applicable law, the holders of the Series 1 Shares shall not be entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of NXT.

Dividends

The holders of the Series 1 Shares shall not be entitled to receive any dividends on the Series 1 Shares.

Conversion

The Series 1 Shares are convertible as follows:

(a)

as to 20% of the total issued Series 1 Shares on December 31, 2006;

(b)

as to 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $50 million;

(c)

as to 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $100 million;

(d)

as to 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $250 million; and

(e)

as to 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $500 million.

Upon a change of control of NXT, as to the amount of Series 1 Shares not yet expired, converted or redeemed, as the case may be, in accordance with the terms thereof, the Series 1 Shares shall become convertible as follows:

(a)

as to all of the total issued Series 1 Shares if the sale price per common share paid by an acquirer on transaction constituting a change of control of NXT or the per share amount received by the holders of common shares on a liquidation of the assets of NXT or the winding-up or re-arrangement of NXT's business is equal to or exceeds $10;

(b)

as to 60% of the total issued Series 1 Shares if the sale price per common share paid by an acquirer on transaction constituting a change of control of NXT or the per share amount received by the holders of common shares on a liquidation of the assets of NXT or the winding-up or re-arrangement of NXT's business is equal to or exceeds $5; and

(c)

as to 20% of the total issued Series 1 Shares regardless of the sale price per common share paid by an acquirer on transaction constituting a change of control of NXT or the per share amount received by the holders of common shares on a liquidation of the assets of NXT or the winding-up or re-arrangement of NXT's business.

Each such date referred to above or the date of a change of control of NXT being a "Conversion Date".  The Series 1 Shares specified above held by the holder shall be convertible at the option of the holder, subject to the terms and provisions hereof, into common shares at the rate of one common shares per each Series 1 Share, without payment of any additional consideration.

Upon a change of control, a holder shall be entitled to convert, in full or in part, the Series 1 Shares specified above, until the expiration of ninety (90) days after the date on which the holder of the Series 1 Shares gives or receives notice that such holder will no longer be providing services to NXT, or the date on which such holder is terminated by NXT.

The conversion of Series 1 Shares into common shares shall be evidenced by the holder delivering at any time during usual business hours at the head office of NXT:

(a)

written notice, signed by the holder, specifying the number of Series 1 Shares to be converted; and

(b)

the certificate or certificates representing the Series 1 Shares to be converted.

The rights of the holder of such Series 1 Shares, as the holder thereof, shall cease at the date of conversion into common shares and the person or persons entitled to receive common shares upon such Conversion shall be treated for all purposes as having become the holder or holders of record of such common shares at such time.

The registered holder of any common shares resulting from any such conversion shall be entitled to rank equally with the registered holders of all other common shares in respect of all dividends declared payable to holders of common shares of record on any date after the date of conversion into common shares.

The board of directors shall have the right at any time to cause the conversion of all or a portion of the Series 1 Shares in the discretion of the board of directors.

NXT shall be entitled to make all tax withholdings, if any, as required by law, with respect to a conversion of Series 1 Shares for common shares.

Redemption

Subject to applicable law and subject to NXT's right to force the conversion of the Series 1 Shares, NXT shall be required to redeem and shall be deemed to have redeemed all of the Series 1 Shares held by the holder on December 31, 2015 at a price of $0.001 per Series 1 Share.

On any redemption of Series 1 Shares, NXT shall give a notice in writing of its redemption of the Series 1 Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Series 1 Shares to be redeemed, setting out the date the Series 1 Shares are to be redeemed or are deemed to have been redeemed (the "Redemption Date") and the number of Series 1 Shares which are to be redeemed or are deemed to have been redeemed.

Liquidation

The holders of Series 1 Shares shall not be entitled in the event of any liquidation, dissolution or winding up of NXT, whether voluntary or involuntary, or any other distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs to any return of capital other than payment of the Redemption Price for each Series 1 Share in preference to the holders of common shares.

After payment to the holders of the Series 1 Shares of the amounts so payable to them, the holders of Series 1 Shares shall not be entitled to share in any further distribution of the property or assets of NXT.

Alteration of the Rights of Shareholders

Under the ABCA, any substantive change to the Articles (including, but not limited to, change of any maximum number of shares that NXT is authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to the capital structure of NXT, including a proposed amalgamation or continuance of NXT out of the jurisdiction, requires shareholder approval by not less than 2/3 of the votes cast by shareholders voting in person or by proxy at a shareholders’ meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

Meetings of Shareholders

NXT’s By-Law provides that the board of directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  NXT’s By-Laws provide that the board of directors may at any time call a special meeting of shareholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a)

if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or

(b)

if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of shareholders is prepared; and

(c)

the transferee of those shares;

produces properly endorsed share certificates; or

otherwise establishes ownership of the shares; and

demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting;

in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting securities of NXT to give notice to the board of directors requiring them to call and hold a meeting of NXT.

The only persons entitled to be present at a meeting of shareholders are:

(a)

the Shareholders entitled to vote at the meeting;

(b)

the board of directors of NXT;

(c)

the external auditor of NXT; and

(d)

any others who, although not entitled or required under the provision of the ABCA, any unanimous shareholder agreement, the Articles or the by-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

There are no restrictions in NXT’s Articles or By-Laws as to on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

Change of Control

There are no specific provisions in the Articles or By-Laws of NXT that have the effect of delaying, deferring or preventing a change of control of NXT and that would operate only with respect to a merger, acquisition or corporate restructuring involving NXT (or any of its subsidiaries).  Notwithstanding this, the board of directors, under the general powers conferred to it under NXT’s By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of NXT by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control.  NXT has not adopted such a plan.

Shareholder Ownership Disclosure

There are no provisions in NXT’s By-Laws regarding public disclosure of individual shareholdings.

C.

Material contracts

There are no material contracts that have not been discussed previously in this Form 20-F.  See Item 4 Information on the company.

D.

Exchange controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-residents. Dividends paid to U.S. residents, however, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting shares of NXT pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

Except as provided in the Investment Canada Act (the “ICA”), which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of NXT or its subsidiaries.

Management of NXT believes that the following summary fairly describes those provisions of the ICA pertinent to an investment in NXT by a person who is not a Canadian resident (a “non-Canadian”).

The ICA requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business (i.e. the gross value of the assets of which exceed a certain monetary threshold) to identify, notify, or file an application for review with the Investment Review Division of Industry Canada (“IRD”).

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with the IRD by the investor at any time up to 30 days following implementation of the investment.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (“Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada.  The Minister has up to 75 days to make this determination.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the ICA:

1.

An investment to establish a new Canadian business; and

2.

An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.

An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)

For non-World Trade Organization (“WTO”)  investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)

Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors.  The threshold for 2004 is $227 million.  Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)

The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

(i)

engages in the production of uranium and owns an interest in a producing uranium property in Canada;

(ii)

provides any financial service;

(iii)

provides any transportation services; or

(iv)

is a cultural business.

Notwithstanding the above, any investment which is usually only notifiable, including the establishment of a new Canadian business, and which falls within a specific business activity, including the publication and distribution of books, magazines, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form may be reviewed if an Order-in-Council directing a review is made and a notice is sent to the investor within 21 days following the receipt of a certified complete notification.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its direct or indirect Canadian parent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian direct or indirect parent of an entity carrying on the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

The ICA exempts certain transactions from the notification and review provisions of ICA, including, among others, (a) an acquisition of voting shares if the acquisition were made in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; (c) the acquisition of voting interests by any person in the ordinary course of a business carried on by that person that consists of providing, in Canada, venture capital on terms and conditions not inconsistent with such terms and conditions as may be fixed by the Minister; and (d) acquisition of control of the company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the company, through the ownership of voting interests, remains unchanged.

E.

Taxation

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the company (“common shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of common shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code;  (i) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; or (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the common shares are readily tradable on an established securities market in the U.S.  However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a “passive foreign investment company” (as defined below) for the taxable year during which the company pays a dividend or for the preceding taxable year.

As discussed below, the company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006 or any prior year and does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the company concerning its “passive foreign investment company” status or that the company will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.  Accordingly, although the company expects that it may be a QFC for the taxable year ending December 31, 2007 there can be no assurances that the IRS will not challenge the determination made by the company concerning its QFC status, that the company will be a QFC for the taxable year ending December 31, 2007 or any subsequent taxable year, or that the company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS if any.

If the company is not a QFC, a dividend paid by the company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the common shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the company generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares.

Controlled Foreign Corporation

The company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the company (a “10% Shareholder”).

If the company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the company and (b) such 10% Shareholder’s pro rata share of the earnings of the company invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of common shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the company that are attributable to such common shares.  If the company is both a CFC and a “passive foreign investment company” (as defined below), the company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the company will not be a CFC for the current or any subsequent taxable year.

Passive Foreign Investment Company

The company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the company for such taxable year is passive income or (b) 50% or more of the assets held by the company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, if the company is a PFIC and owns shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition of the shares of such other foreign corporation or a distribution received from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed below.  To the extent that gain recognized on the actual disposition by a U.S. Holder of common shares or income recognized by a U.S. Holder on an actual distribution received on common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

If the company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the common shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of the company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of the company, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the company.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  A U.S. Holder may make a Mark-to-Market Election only if the common shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which the company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such common shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares over (b) the fair market value of such common shares as of the close of such taxable year.

The company does not believe that it was a PFIC for the taxable year ended December 31, 2006 and does not expect that it will be a PFIC for the taxable year ending December 31, 2007.  The determination of whether the company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the company will be a PFIC for the taxable year ending December 31, 2007 and each subsequent taxable year depends on the assets and income of the company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the company concerning its PFIC status or that the company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Canadian Income Tax

Dividends paid or credited, or that NXT deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of NXT

An Unconnected U.S. Shareholder will generally not be subject to tax in Canada on any capital gain realized upon the disposition or deemed disposition of the common shares, unless the common shares constitute “taxable Canadian property” of the shareholder within the meaning of the of the Tax Act and the Unconnected US Shareholder is not afforded any relief under the Convention. As NXT is resident in Canada and the common shares are not listed on a prescribed exchange as defined under the Tax Act, such shares will constitute taxable Canadian property. However, relief from Canadian tax maybe afforded to an Unconnected US Shareholder under the Convention.

Canada does not currently impose any estate taxes or succession duties.

F.

Dividends and paying agents

Not applicable – The company is filing this Form 20-F as an annual report.

G.

Statement of experts

Not applicable – The company is filing this Form 20-F as an annual report.

H.

Documents on display

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to a foreign private issuer.  We will file annually a Form 20-F no later than six months after the close of our fiscal year, which is December 31.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.  We intend, although we are not obligated to do so, to furnish when requested by our shareholders quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter.  We may discontinue providing quarterly reports at any time without prior notice to our shareholders. For additional information on Energy Exploration Technologies Inc. please consult our web page www.nxtenergy.com, or the SEDAR webpage http://sedar.com.

Our reports and other information, when so filed, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.  Copies of such material may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

These reports and other information may also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations

We currently hold our cash in Canadian and US currency. This does expose us to exchange rate fluctuations between the Canadian and United States currencies.  We do not engage in activities to mitigate the effects of foreign currency. At December 31, 2006 we held approximately $2,000,000 in Cash, cash equivalents and short term investments and our 2006 revenue in Canadian dollars of $1,100,000. A one percent change in the Canadian dollar rate relative to the US dollar is estimated to affect revenues by $11,000 and exchange gain and loss by $20,000 per year.  See “Currency Exchange Rates.”

Interest Fluctuations

At December 31, 2006 we held approximately $2,000,000 in Cash, cash equivalents and short term investments.  If all this cash was held in an interest bearing account a 1% change in interest rates would result in approximately $20,000 per year change in interest income for the year.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable – The company is filing this Form 20-F as an annual report

PART II

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults, dividend arrears or delinquencies

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders and use of proceeds except as outlined in Item 4 “Key Contract on which we rely” within this Form 20-F.

ITEM 15.

CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The company's Chief Executive Officer and Chief Financial Officer (the "Responsible Officers") are responsible for establishing and maintaining disclosure controls and procedures, or causing them to be designed under their supervision, for the company to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements, Form 20-F and Canadian MD&A are being prepared.  However, any internal control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Disclosure controls and other procedures are designed to ensure that information required to be disclosed in reports filed or submitted is recorded, processed, summarized and reported within the time periods specified by the relevant security authority in either Canada or the United States of America.  Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, including our Responsible Officers, to allow timely decisions regarding required disclosure.

As of December 31, 2006 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-14.  Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective.

Management is aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient. The company utilizes outside assistance and advice on complex financial, taxation and reporting issues, which is common with companies of a similar size. We have assessed the design of our internal control over financial reporting and during this process we identified potential weaknesses in internal controls over financial reporting which are as follows:

•

Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this weakness in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our board of directors is actively involved in many aspects, including approval of all Authorities of Expenditure, including those with limited financial impact; and

•

The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As a result of our assessment of the design of our internal control over financial reporting, we believe that material misstatement will be prevented or detected.  Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect these controls.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee financial expert is Brian Kohlhammer, a Chartered Accountant and the CFO of a TSX listed company.  Mr. Kohlhammer is an independent director.

ITEM 16B.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our Directors, Officers and Employees.  This Code of Ethics is incorporated in our Employee Handbook which forms an integral part of the employee contract.  The Handbook contains sections on Business Ethics, Employee Practices and Conflicts of Interest.

During 2006 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any Directors, Officers and Employees.  Copies of NXT’s Code of Ethics are available without change to any person upon request from NXT’s Chief Financial Officer.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2005 and 2006:

	Year ended December 31,
	2006	2005
Audit fees	$119,495	$75,854
Audit-related fees	21,795	54,504
	141,290	130,358
Tax fees	-	5,352
All other fees	-	63,922
Total fees	$141,290	$199,632

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements.  Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

 - (Not applicable)

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 - (Not applicable)

PART III

All financial information contained in this document is expressed in United States dollars, unless otherwise stated.

ITEM 17.

FINANCIAL STATEMENTS – (Not applicable) –All financial statements presented in this Form 20-F are prepared in U.S dollars in accordance with U.S. generally accepted accounting practices.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable –All financial statements presented in this Form 20-F are prepared in U.S dollars in accordance with U.S. generally accepted accounting practices.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(4)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended Bylaws for Energy Exploration Technologies
1.6(8)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.7(15)	Schedule of Series Provisions, Preferred Shares, Series I
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(4)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(3)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(3)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.7(1)	Warrant certificate for 200,000 Common Shares issued to SFD Investment LLC
2.8(3)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(3)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(16)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(16)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.12(1)	Stockholder Agreement dated April 3, 1998 among Pinnacle Oil International, Inc., R. Dirk Stinson, George Liszicasz and SFD Investment LLC
2.13(12)	2004 Stock Award and Stock Option Plan
2.14(17)	2006 Stock Option Plan
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.32(13)	Loan Agreement dated May 19, 2005 and entered into with 1107200 Alberta Ltd.
4.33(13)	Notice of Termination of Restated Technology Agreement with Momentum Resources Corporation dated September 9, 2005
4.35(14)	Loan Agreement Amendment dated April 7, 2006 and entered into with our CEO, Mr. George Liszicasz
4.36(15)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(15)	SFD Technology Ownership Agreement dated December 31, 2006
4.38(15)	Schedule of Series Provisions, Preferred Shares, Series I
4.39(15)	Technology Transfer Agreement dated December 31, 2006
8.1	List of Subsidiaries
11.1(9)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification
12.2	Rule 13a-14(a)/15d-14(a) Certification
13.1	Section 1350 Certification
13.2	Section 1350 Certification
15.1	Consent of Deloitte & Touche LLP
15.2	Consent of KPMG LLP
15.3	Consent of Reliance Engineering Group Ltd.
15.4	Consent of Dr. Nimr Arab
15.5	Consent of GLJ Petroleum Consultants

___________________

[1]	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027)

[2]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for our year ended December 31, 1998 as filed on March 31, 1999

[3]	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999

[4]	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000

[5]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 as filed on May 15, 2000

[6]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 as filed on April 1, 2002

[7]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 as filed on November 14, 2002

[8]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003

[9]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004

[10]	Previously filed as an Exhibit to a Current Report on Form 8-K dated November 4, 2004 as filed on November 12, 2004

[11]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed on November 22, 2004

[12]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005

[13]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 as filed on September 22, 2005

[14]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 as filed on April 16, 2006.

[15]	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.

[16]	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.

[17]	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Energy Exploration Technologies Inc

By:  /s/ George Liszicasz

        George Liszicasz,

        Director, Chairman and Chief Executive Officer

Dated: June 14 2007

Exhibit 12.1

I, George Liszicasz, certify that:

1.

I have reviewed this annual report on Form 20-F of Energy Exploration Technologies Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

 Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such an evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the Audit Committee of the company’s Board of Directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 14 2007

/s/ George Liszicasz

George Liszicasz,

Director, Chairman and Chief Executive Officer

Exhibit 12.2

I, Ken Rogers, certify that:

1.

I have reviewed this annual report on Form 20-F of Energy Exploration Technologies Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such an evaluation; and

(c)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the Audit Committee of the company’s Board of Directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: June 14 2007

/s/ Ken Rogers

Ken Rogers,

VP Finance and Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Energy Exploration Technologies Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 14 2007

/s/ George Liszicasz

George Liszicasz,

Director, Chairman and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO ENERGY EXPLORATION TECHNOLOGIES INC. AND WILL BE RETAINED BY ENERGY EXPLORATION TECHNOLOGIES INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Energy Exploration Technologies Inc.  (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 14 2007

/s/ Ken Rogers

Ken Rogers,

VP Finance and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), is not a part of the Form 20-F to which it refers and is, to the extent permitted by law, provided by the above signatory to the extent of his knowledge.

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO ENERGY EXPLORATION TECHNOLOGIES INC. AND WILL BE RETAINED BY ENERGY EXPLORATION TECHNOLOGIES INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.