Form 20-F
period 2007-12-31
ENERGY EXPLORATION TECHNOLOGIES /
filed 2008-06-26
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[    ]

Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]

Annual Report Pursuant To Section 13 or 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007.

OR

[    ]

Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

[    ]

Shell company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report........................For the transition period from ....................................... to ............................................

Commission file number 000-24027

Energy Exploration Technologies Inc.
(Exact Name of Registrant as Specified in its Charter)

Energy Exploration Technologies Inc.
(Translation of Registrant's Name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, 505 - 3rd Street SW
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

29,713,381 common shares and 10,000,000 preferred shares outstanding as of December 31, 2007

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

GENERAL INFORMATION

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  4

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

  4

ITEM 3.

KEY INFORMATION

4

ITEM 4.

INFORMATION ON THE COMPANY

14

ITEM 4A.

UNRESOLVED STAFF COMMENTS

25

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

25

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

34

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

82

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

82

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

82

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

82

PART III

ITEM 17.

FINANCIAL STATEMENTS

82

ITEM 18.

FINANCIAL STATEMENTS

82

ITEM 19.

EXHIBITS

83

 FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  These statements also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "will" and similar terms and phrases, including references to assumptions.  These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries, backlog and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

These risks include:

•

customer satisfaction and quality issues;

•

competition;

•

technology risk;

•

our ability to achieve and execute internal business plans; and

•

other factors described herein under "Risk Factors".

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

In this Annual Report on Form 20-F, except as specified otherwise or unless the context requires otherwise, "we", "our", "us", the "company", and "NXT" refer to Energy Exploration Technologies Inc. and its subsidiaries.  All references to "fiscal" in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in United States dollars unless otherwise stated.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable - The company is filing this Form 20-F as an annual report.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable - The company is filing this Form 20-F as an annual report.

ITEM 3.

KEY INFORMATION

A.

Selected financial data

The following historical financial information should be read in conjunction with the section entitled "Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes, which are included elsewhere in this document.  The consolidated statements of income data for each of the three years ended December 31, 2005, 2006 and 2007 and selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document.  The consolidated statements of income data for each of the years ended December 31, 2003 and 2004 and selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from our audited financial statements not included in this document.

Consolidated Statements of:	For the year ended December 31,
INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)	2007	2006	2005	2004	2003
Revenues
Survey revenue	$ 5,347,982	$ 1,063,645	$ -	$ -	$ -
Oil and natural gas revenue	30,469	36,884	48,686	48,031	-
	5,378,451	1,100,529	48,686	48,031	-
Operating expenses
Survey cost	785,895	144,643	29,208	666,743	130,499
Oil and natural gas expenses	3,451	4,752	4,728	5,735	-
Administrative	3,820,060	2,482,663	2,742,734	2,370,380	1,782,952
Depletion and impairment of oil and natural gas properties	87,055	1,017,165	586,011	192,921	1,004,973
Amortization and depreciation	121,400	84,502	57,755	57,930	56,666
Research & development	-	-	3,000,000	-	-

	4,817,861	3,733,725	6,420,436	3,293,709	2,975,090
	560,590	(2,633,196)	(6,371,750)	(3,245,678)	(2,975,090)
Other expense (income)
Interest expense (income)	(104,149)	(3,888)	58,424	531	(2,190)
Interest on debentures	76,059	1,137,296	1,418,557	-
Loss (gain) on sale of properties	-	-	4,881	(30,294)	(12,003)
Loss on foreign exchange	241,834	854	-	-	-
Other	-	-	-	-	12,742
	213,744	1,134,262	1,481,862	(29,763)	1,451
Net income (loss) from continuing operations before income tax	346,846	(3,767,458)	(7,853,612)	(3,215,915)	(2,973,639)
Income tax benefit	-	-	17,134	-	-
Net income (loss) from continuing operations	346,846	(3,767,458)	(7,836,478)	(3,215,915)	(2,973,639)
Gain from discontinued operations	-	-	-	33,494	159,765
Net income (loss)	346,846	(3,767,458)	(7,836,478)	(3,182,421)	(2,813,874)
Other comprehensive income (loss):
Foreign currency adjustments	394,815	(87,193)	(3,672)	(12,107)	461,515
Comprehensive income (loss) for the period	$ 741,661	$ (3,854,651)	$ (7,840,150)	$ (3,194,528)	$ (2,352,359)
Basic and diluted net income (loss) per share from continuing operations	$ 0.01	$ (0.15)	$ (0.37)	$ (0.16)	$ (0.17)
Basic and diluted income (loss) per share	$ 0.01	$ (0.15)	$ (0.37)	$ (0.16)	$ (0.13)
Weighted average common shares outstanding	27,838,893	25,038,200	21,276,899	20,132,989	17,599,783

	As at December 31,
BALANCE SHEET DATA:	2007	2006	2005	2004	2003
Working capital	$ 5,383,181	$ 1,085,092	$ (2,393,872)	$ 688,128	$ 563,857
Current assets	8,678,294	2,562,685	1,230,215	1,319,714	1,250,908
Oil and natural gas properties, net	35,895	130,360	1,088,244	1,161,591	1,194,406
Other property and equipment, net	508,580	211,151	140,864	176,651	190,810
Total assets	9,222,769	2,904,196	2,459,323	2,657,956	2,636,124
Current liabilities	3,295,113	1,477,593	3,624,087	631,586	687,051
Long-term liabilities	32,423	-	207,625	233,253	-
Total liabilities	3,327,536	1,477,593	3,831,712	864,839	687,051
Shareholders' equity (deficit)	$ 5,895,233	$ 1,426,603	$ (1,372,389)	$ 1,793,117	$ 1,949,073

B.

Capitalized and indebtedness

Not applicable - The company is filing this Form 20-F as an annual report.

C.

Reasons for the offer and use of proceeds

Not applicable - The company is filing this Form 20-F as an annual report.

D.

Risk factors

Investing in our common shares involves a high degree of risk.  In addition to the other information included in this document, you should carefully consider the risks described below before purchasing our common shares.  If any of the following risks actually occur, our business, financial condition and results of operations could materially suffer.  As a result, the trading price of our common shares could decline and you might lose all or part of your investment.

Our ability to continue operating is not certain.

We are in the early stages of commercializing our SFD survey technology following a long history of generating losses.  Most of these losses occurred when we were in the stage of developing and obtaining industry validation of our SFD technology.  In the two years since beginning the commercialization of the SFD technology we incurred another large loss in 2006 and generated a small net income in fiscal 2007.

We embarked on a new strategic direction in 2006 to provide SFD survey services to third parties for a fee that has resulted in the company recording its first profitable year in 2007.  There can be no assurance that the company will sustain this commercial success.  In 2006 we earned $1.1 million in revenue from providing our SFD survey services to clients and generated a large net loss.  In 2007 we increased this revenue to $5,347,982 and in so doing generated a small net income.  We anticipate that this business strategy will continue to be profitable and generate positive cash flow from operations, but there is no assurance that we can secure contracts and execute the strategy as required to achieve this anticipated outcome.

As of the date of this report we have entered into two contracts for approximately Cdn. $2.9 million to provide SFD services in 2008 (Cdn $3.0 million at the same period in 2007).

Consistent with this early commercializing stage the company has a significant economic dependency on a few clients and no certainty that new clients can be found.  Management recognizes that this early commercialization phase can last for several years.  Until we can demonstrate our ability to service existing clients and develop new clients for our SFD services over a longer period of time we cannot be certain that we are in a position to continue operating indefinitely.  The company's ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements included within this Form 20-F.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements.  Estimates include allowances for doubtful accounts, valuation of the convertible debentures, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved.

The estimates and assumptions are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate.  Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

We engage in transactions with related parties.

We have related party transactions between NXT and its officers and directors.  The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and its CEO, president and director wherein the NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD technology.

NXT manages this conflict of interest risk through maintenance of a strong independent board of directors.  Five of the six directors are independent.  All transactions between officers and or directors of the company are negotiated on behalf of NXT and voted upon by disinterested directors to protect the best interest of shareholders.

All related party transactions have the potential for conflicts of interest that may undermine the board's fiduciary responsibility to NXT shareholders.

Our revenue and future business opportunities are impacted by oil and gas price fluctuations.

We incur a risk of market changes in oil and natural gas prices.  Prospective revenues from the sale of products or properties will be impacted by oil and natural gas prices.  The impact of price changes on any potential sale of the our existing oil and natural gas property or our ability to enter into SFD survey contracts cannot be readily determined, however, in general if commodity prices decline our opportunity to sell properties or execute SFD survey contracts will also decline.

Our financial position is impacted by currency fluctuations.

We currently hold our cash in Canadian as well as in U.S. dollars.  Additionally, most of our operating expenses are incurred in Canadian dollars.  Our reporting currency is U.S. dollars; as of January 1, 2008 we began reporting in Canadian dollars.  We do not engage in currency hedging activities.  These positions expose us to exchange rate fluctuations between the Canadian and United States currencies.  See Item 11 of this Form 20-F.

Our net income or loss is impacted by interest rate fluctuations.

We currently maintain some of our available cash in short term investments that generate interest income that can be adversely affected by any material changes in interest rates. See Item 11 of this Form 20-F.

We rely upon the availability of charter aircraft to conduct our survey operations.

Since the sale of our aircraft in 2003, NXT has relied upon the availability of aircraft from charter operators.  Charter operators provide the required aircraft for SFD survey operations on an as required basis for an hourly charter fee.  NXT is not required to make a capital investment in a chartered aircraft.  The only potential prepayment is the purchase of blocks of aircraft time.

We were advised in early 2007 that the charter operator that provides the aircraft to us contemplated discontinuing this service.  Although the charter operator has provided uninterrupted service throughout 2007 and has re-confirmed their intention to provide the service in 2008 there is a risk that this service could be discontinued.  Should the company be unable to acquire an aircraft that is suitable from a charter operator, then NXT would be required to acquire an aircraft.  A suitable used aircraft is expected to cost approximately $2,500,000 and the company anticipates that 75% financing is available to make the aircraft purchase.  The time period to acquire an aircraft and then obtain required regulatory approval to conduct the first survey flight may take several months.

Should the charter operator cease to provide a charter aircraft to us and we are unable to acquire an alternative suitable aircraft in a timely fashion we would be unable to conduct SFD surveys for clients.

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

The company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions.  For example, as a compensating control, the accountant does not have signing authority on the bank accounts and the accountant's activities are actively supervised by our Chief Financial Officer.  If these alternative controls fail then this lack of separation of duties exposes the company to misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations.

Our rights to Stress Field Detection ("SFD") technology may be challenged and we may need to defend our rights to the technology in the courts.

Our right to the SFD technology depends on our CEO and director, Mr. Liszicasz, having a lawful right to sell to us the exclusive right to exploit the SFD technology for the exploration of hydrocarbons as agreed to in the Technical Transfer Agreement ("TTA"). (For a full history of the technology transfer see ITEM 4 History and development of the company - History of Technology Agreements included within this Form 20-F.)

Our rights to use our SFD technology initially arose from an agreement we entered into with Mr. Liszicasz on January 1, 1996.  Mr. Liszicasz is the inventor of the technology.  Mr. Liszicasz subsequently assigned his rights to this agreement to Momentum Resources Corporation ("Momentum"), a Corporation registered in Nassau, Bahamas on June 18, 1996 pursuant to a partnership agreement that Mr. Liszicasz had entered into with a third party partner on September 1, 1995.  Mr. Liszicasz owned 50% of Momentum and a 50% interest in the partnership.

Pursuant to this partnership agreement Mr. Liszicasz transferred to the partnership the original SFD sensor device as  enhanced to the date of transfer and Mr. Liszicasz' know-how to locate hydrocarbons using the SFD detector.  On June 18, 1996 the partnership transferred this interest in the SFD technology to Momentum.

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

2.

The Partnership Agreement does not result in the transfer of "know-how" or the SFD Theories from Mr. Liszicasz to the Partnership.  "Know-how" is a personal skill and knowledge of Mr. Liszicasz that cannot be transferred.

3.

Mr. Liszicasz retains intellectual rights associated with his SFD Theories including any rights to his "know-how".

4.

NXT owns any SFD sensors developed by NXT.

On December 31, 2006 we executed the Technical Transfer Agreement with Mr. Liszicasz whereby Mr. Liszicasz transferred all his rights to the SFD technology for the purpose of hydrocarbon exploration to the company.

A risk does exist that the former partner of Mr. Liszicasz or some other unknown party may claim some legal entitlement to Mr. Liszicasz' intellectual property, NXT's rights to commercialize this intellectual property or NXT's right to create SFD devices and processes.  However, we believe that such a claim would be without merit.

The SFD Ttechnology is an essential component of our business plan.  If a third party challenged our lawful entitlement to this technology we would vigorously defend our rights.  The legal defense of our right to the technology may be expensive.  A loss of our right to the SFD technology would have a material adverse effect on the company's business, financial condition and results of operations.

We rely on a limited number of SFD sensors and this limitation may affect our ability to conduct business.

We have a limited number of SFD sensors.  We are manufacturing additional sensors and have been successful in manufacturing 35 new sensors in the last 12 months.  For any survey we operate with an array of 14 sensors and accordingly we currently possess sufficient sensors to create at least 2 sensor arrays.  If the existing sensors are damaged, destroyed, wear out or are stolen prior to us creating and testing additional sensors, there is a risk that our ability to execute our business plan will be delayed for several months.

We rely on a single set of equipment for data acquisition and signal conditioning of the SFD signal and this limitation may affect our ability to conduct business.

We are in the process of creating a redundant set of equipment necessary for data acquisition and signal conditioning of the SFD signals.  If the existing equipment is damaged, destroyed, wears out or is stolen prior to us creating and testing additional equipment, there is a risk that our ability to execute our business plan will be delayed for several months.

We require ongoing technology development otherwise we may not be able to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD survey system to make it scalable for growth and to respond to potential future competitive pressures.  These improvements require substantial time and resources.  Furthermore even if resources are available there can be no assurance that the company will be commercially or technically successful in enhancing the technology.  The company's inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on the company's business, financial condition and results of operations.

We are dependent on key personnel; the loss of any of these key persons will impact our ability to conduct business.

The company's future success depends to a significant extent on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees.  The loss of the services of the company's employees or the company's failure to attract, retain and motivate qualified personnel could have a material adverse effect on the company's business, financial condition and results of operations. We do not have "key man" insurance on any of our personnel.

The company has employment agreements with all of its executive officers, including George Liszicasz, its president and Chief Executive Officer.

We have a strong dependence on Mr. Liszicasz to interpret the SFD data and to enhance our technology.  Mr. Liszicasz is currently training a team of interpreters in order to become less reliant on him to perform these functions.  Within the last year five persons have become trained to interpret SFD signals, however currently none are trained to the skill level equivalent of Mr. Liszicasz.  In addition Mr. Liszicasz is working with senior individuals with doctorates in mathematics and physics, both in-house personnel and academics to further study and develop the technology.  If Mr. Liszicasz is unable to reduce the company's dependence on him and he becomes incapable of performing these functions, this may adversely affect our ability to interpret the data from SFD surveys or to enhance our technology.

Additionally we could have demands for our services that can exceed our capacity with our current personnel.  Although we have performed large scale SFD surveys in the past to third parties, we will require additional skilled personnel to successfully fulfill multiple fee-for-service contracts.  Within the province of Alberta the skilled personnel that we require are in short supply. These key people may be difficult to recruit into our company.  If we cannot hire these key personnel, or should lose current personnel, our ability to accept contracts or meet contract commitments may be adversely affected.

A single major shareholder who is also a board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, beneficially owns, as of June 11, 2008, approximately 17% of the common shares outstanding and therefore has a substantial influence in all shareholder matters.  Additionally he owns 10,000,000 preferred shares that may be convertible into common shares subject largely to certain revenue performance conditions being met.  If all the preferred shares were converted and there was no other change in our share structure he would own 38% of common shares.  See Notes to the Financial Statements or Management Discussion and Analysis for additional information relating to the preferred shares.

This potential conflict of interest is mitigated by an independent board of directors that protects the interest of all shareholders.  As well, Mr. Liszicasz is governed by a code of conduct and a fiduciary responsibility to ensure that the interests of all shareholders are protected.

If these conflict of interest controls are not effective there is an opportunity for decisions being made by the company that may advantage Mr. Liszicasz and negatively impact other shareholders.

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

There is a limited public market for our common shares on the TSX Venture Exchange, OTC/Bulletin Board and the Frankfurt and Berlin Exchanges and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients drilling results, financing, advances in technology or other business developments.

Because we have a limited operating history and only one profitable year to date, the market price for the common shares is more volatile than that of a seasoned issuer.  Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients.  No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Sales of substantial amounts of the common shares on the public market, or the perception that substantial sales could occur, could adversely affect the prevailing market prices for those shares.  In addition, as of our last interim report on March 31, 2008, our employees, former employees, directors, consultants and shareholders hold 1,060,705 vested options and 2,776,560 of vested warrants entitling them to acquire 3,837,265 common shares.  Subsequent to this interim report there has been no substantial change to the number of vested options however 640,543 warrants were exercised and 1,834,257 warrants expired.  Should these persons exercise these options and warrants, it is likely they would sell some or all of the underlying common shares on the public markets in order to generate cash to pay taxes or for other reasons.

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

We have never paid any cash dividends on our common stock and we do not anticipate that we will pay any dividends in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

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

Despite our policy not to operate the aircraft directly we cannot avoid all risks of flight operations.  In the event of an incident or accident we may be sued by injured parties and to the extent that our SFD equipment is damaged we may be unable to conduct SFD surveys for several months.

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

While we would have no direct liability in cases where our participation is limited to an overriding royalty interest, the failure or inability of the project operator to procure insurance at an acceptable cost or the occurrence of a significant adverse event not fully insured or indemnified against could have an indirect, adverse effect on our business, financial condition and results of operations to the extent it adversely affects the operator's ability to complete projects where we have a beneficial interest.

We conduct business in foreign currencies thereby exposing us to currency exchange losses.

Our financial position will be affected by exchange rate fluctuations.  We hold cash in both Canadian and United States dollars.  We incur expenses in Canadian dollars yet for 2007 reported our financial results in United States dollars.  Furthermore we intend to enter into contracts to provide services in foreign countries and may conduct business in other currencies such as the Euro.  Changes in currency exchange rates could have an adverse effect on the company's business, financial condition and results of operations.

We may have violated Section 5 of the Securities Act of 1933 and may be subject to litigation and/or liability in connection with such potential violation.

Prior to NXT's continuance from the State of Nevada to the Province of Alberta, NXT did not file a registration statement regarding the continuance. NXT has subsequently become aware that failure to file a registration statement in connection with the continuance appears to be a violation of Section 5 of the Securities Act of 1933 (the "Securities Act") as changing an issuer's domicile from one country to another country constitutes an offer and/or sale of a new security. NXT has also been advised that Rule 145, promulgated by the SEC under the Securities Act, embodies the SEC's determination that such transactions are subject to the registration requirements of the Securities Act.

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

We are organized under the laws of Alberta, Canada and substantially all of our assets are located in Canada.  In addition, our board of directors and our officers are residents of Canada.  As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws.  In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

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

We are a reporting issuer in Alberta under the Alberta Securities Commission.  We are a reporting company in the United States under the Securities Exchange Act of 1934 as a Foreign Private Issuer and our common shares trade publicly in Canada on the TSX Venture Exchange under the symbol "SFD.V", over-the-counter within the United States on the OTC Bulletin Board under the symbol "ENXTF" and in Europe on the Berlin and Frankfurt Exchanges under the symbol "EFW".

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary Stress Field Detection ("SFD") survey system.  The SFD system is a remote sensing airborne technology comprised of SFD sensors, integrated electronic data acquisition, processing and interpretation subsystems.

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

Our airborne SFD survey system is offered to clients on a fee-for-service basis.  Under contract we survey large tracts of land then identify and prioritize oil and gas prospect areas ("Prospect Areas") for our clients.  A Prospect Area is defined as an area having subsurface structural trapping mechanisms with significant potential for oil and gas accumulations.  Prospect Areas are generally further evaluated by clients using conventional exploration techniques, such as conducting a follow-up seismic survey prior to the client selecting a drilling location.  Our SFD survey system is less expensive, quicker, less environmentally intrusive and potentially more effective than other existing wide-area reconnaissance survey systems.  These advantages can reduce finding costs and time required to identify oil and gas prospects for our clients.

The SFD survey system is a proven technology that has successfully been field tested for clients and joint venture partners.  Several independent reports confirm the efficacy of the technology.

In the year 2007 the company generated a net income for the first time.  In 2006 the company conducted its first SFD surveys for a fee for two independent clients and earned $1,063,645 of revenue and generated a net loss of $3,767,458.  In 2007 the company conducted multiple surveys for three different clients and earned $5,347,982 generating a net income of $346,846.

Risk Factors

We are subject to a number of risks that you should be aware of before you decide to buy our common stock. These risks are discussed in the "RISK FACTORS" section of this Form 20-F.

Corporate History

NXT is a technology company focused on using its proprietary SFD technology for oil and gas exploration.  We were initially incorporated in the State of Nevada on September 27, 1994 under the name Auric Mining Corporation.  In January 1996 we acquired all of the common stock of NXT Energy USA (then known as Pinnacle Oil Inc.) from its stockholders in exchange for our common stock.  As a consequence of this acquisition, NXT Energy USA became our wholly owned subsidiary and its stockholders acquired a 92% controlling interest in our common stock.

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

On October 24, 2003 at a special shareholders' meeting, a majority of our shareholders approved the continuance of the company from the State of Nevada to the Province of Alberta, Canada.  At that time we continued or were re-incorporated in the Province of Alberta, Canada under the Business Corporations Act (Alberta) and we modified our name to Energy Exploration Technologies Inc.  Throughout 2004 and to the present we have conducted our business activities primarily through the company's Canadian parent and subsidiaries.  Our wholly-owned subsidiaries located in the United States are currently inactive.  Our business is based in Calgary, Alberta, Canada.

Prior to NXT's continuance from the State of Nevada to the Province of Alberta, NXT did not file a registration statement regarding the continuance.  NXT has subsequently become aware that failure to file a registration statement in connection with the continuance appears to be a violation of Section 5 of the Securities Act as changing an issuer's domicile from one country to another country constitutes an offer and/or sale of a new security.  NXT has also been advised that Rule 145, promulgated by the SEC under the Securities Act, embodies the SEC's determination that such transactions are subject to the registration requirements of the Securities Act.

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

The trading history of NXT stock does not appear to have been impacted by the continuation of the company to Alberta.  On October 23, 2003, the day prior to the effective date of the continuance, the closing price for NXT's stock, as quoted on the OTC/BB was $1.90.  For the twelve month period prior to the continuance, the closing price for NXT's stock ranged from $0.07 to $1.90.  For the twelve months after the continuance the closing sales price for the stock ranged from $0.55 to $1.90.  On June 11, 2008 the closing price for NXT's stock was $2.82.  Additional information on closing prices is included within Item 9 of this Form 20-F.

To date, NXT has not received any complaints, statements of claims or other documents indicating that any investor alleges damages resulting from any potential violation of the Securities Act.

History of Technology Agreements

On January 1, 1996 our initial entitlement to use SFD technology was obtained through an agreement executed with Mr. George Liszicasz who is our CEO, president and director.  Pursuant to the terms of this agreement Mr. Liszicasz agreed to provide oil and gas prospects located by utilizing the SFD sensors ("SFD Device") on an exclusive basis to NXT.  The agreement had a five year term that expired on December 31, 2000.  The agreement contemplated that NXT would conduct seismic surveys and acquire land "if commercially reasonable to make such acquisitions" over prospect areas and Mr. Liszicasz would be entitled to an overriding royalty interest on these lands.  NXT did not acquire any interest in the SFD Device.

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

Momentum Resources did not fulfill any of these obligations and these responsibilities were performed by NXT.  As evidenced by the actions of Mr. Liszicasz and Mr. Stinson, in their respective capacities as officers of NXT as well as owners of Momentum, all parties accepted a transfer of these duties to NXT from Momentum.

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

On April 3, 1998 we executed the Amendment to the Restated Technology Agreement with Momentum Resources, Mr. Liszicasz, and Mr. Dirk Stinson that amended the 1996 Restated Technology Agreement.  The only amendment pertains to section 5(a) from the 1996 agreement related to the "Payment of Fee to Momentum for Provision of SFD Data".  All other terms remained unchanged from the 1996 agreement.  No fees became due and payable throughout the term of the agreement.

On November 4, 2004 we executed two agreements with Mr. Liszicasz regarding the ownership of, use of and access to the SFD technology.  These are the Interim Operating Agreement and a Technical Services Agreement.  The Interim Operating Agreement is effective as of August 25, 2004 and the Technical Services Agreement is effective as of January 1, 2006.

The Interim Operating Agreement states that NXT has an undivided and unencumbered title to the four SFD sensor devices engineered and constructed by Mr. Liszicasz subsequent to June 1, 1999 plus all subsequently manufactured sensors.  This agreement obliged Mr. Liszicasz to provide NXT with his know-how and technical expertise for the manufacturing, redesign and advancement of the sensors utilizing his new proprietary quantum theories as they apply to NXT's use of the technology; plus to provide interpretation and analysis of data produced by surveys using SFD sensors.  The Interim Operating Agreement expired on December 31, 2005.

The Technical Services Agreement was amended prior to its effective date by the Amended and Restated Technical Services Agreement.

On December 31, 2005 NXT's board of directors approved the "Amended and Restated Technical Services Agreement" with Mr. Liszicasz, NXT's Chief Executive Officer and president and director, that superseded the Interim Operating Agreement and the Technical Services Agreement.  The Agreement became effective December 31, 2005 and expires ten years thereafter.  In accordance with this agreement Mr. Liszicasz was to receive 10,000,000 preferred shares.

In accordance with this agreement Mr. Liszicasz granted to NXT an exclusive, world-wide license to the SFD technology.  This license entitled NXT to the rights to use, develop, copy and modify the existing sensors to the extent necessary and also the theories of quantum physics which are utilized in the operation of the sensors for use in the exploration of hydrocarbon reserves.  The SFD technology remained the property of Mr. Liszicasz.

On December 31, 2006 we executed the Technical Transfer Agreement that superseded the 2005 Amended and Restated Technical Services Agreement.  Upon execution of the 2006 Technical Transfer Agreement Mr. Liszicasz transferred all his rights and entitlements to SFD technology to NXT and accordingly the previous license as defined in the 2005 Amended and Restated Technical Services Agreement was terminated.  SFD technology for the purposes of this agreement is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration.  The number of preferred shares issued to Mr. Liszicasz in accordance with the Amended and Restated Technical Services Agreement remained unchanged at 10,000,000 although certain attributes of these preferred shares were changed.  See Item 4B "Key Contract on Which We Rely" within this Form 20-F for more information on these contracts.

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

The first major event was an extensive survey conducted in Syria in 2004 over nearly one-third of the area of Syria.  Survey flights were defined and controlled by the Syrian Petroleum Company ("SPC") wherein NXT conducted an SFD survey over extensive areas of Syria including both seismically qualified (undrilled) subsurface structures and structures with varied production.  The test was conducted blind as NXT personnel could only monitor the SFD sensors and otherwise had no other information to assess the land surveyed.  The Syrian test was documented in a report prepared by Dr. Nimr Arab in 2004.

NXT does not believe that the SFD survey conducted by NXT in Syria constitutes a risk for security holders.   NXT has not earned any revenue in Syria in the past nor does it anticipate earning revenue in the future in Syria or with any Syrian entity.  NXT has never held any assets or incurred liabilities in Syria other than to conduct the SFD survey in 2004 and does not anticipate any future relationships with Syria.  As NXT has only had limited association with Syria in the past and has no future expectation of relationships with Syria in the future then Syria should have no impact on corporate activities, upon the company's reputation or share value.

Our sole relationship with Syria was a test SFD survey conducted in 2004 with the purpose of proving the efficacy of the SFD technology through a blind test.  NXT has not provided any technologies, equipment, components or services nor has NXT entered into any agreements, commercial arrangements or other contacts with the Syrian government or entities controlled by the government.

NXT conducted the test in Syria to prove the technology in an international environment where there was no available geological or geophysical ("G & G") information.  Previous tests conducted in Canada and the U.S. strongly indicated the potential of the SFD technology, however these domestic surveys were often conducted over fields where there existed at least some G & G information.  The Syrian test was designed as the definitive blind test where NXT staff had no information of the aircrafts flight plan, no visual or chart reference to the areas being surveyed and no G & G knowledge of any of the existing producing fields.  The SFD survey generated information could therefore only be derived by the use of the SFD technology.  Only the Syrian Petroleum Company ("SPC") had the information to correlate the SFD survey results to known production G & G data.

In Syria NXT conducted a 5,800 km (3,635 miles) blind survey test over an area comprising 61,000 km2 (23,835 miles2) encompassing one third of the area of Syria.  The survey data was acquired over a period of six days and was closely controlled by the Syrian air force personnel.  The SPC established the SFD flight parameters and survey grid.  Using SFD interpretation protocols developed in North America, NXT evaluated the resulting data without any access to G & G or production data.

SPC compared the SFD survey results as provided by NXT staff against their proprietary G & G or production data.  The SFD survey located 79% of structural anomalies; a success rate all the more significant given the sub-optimum survey conditions and restrictions encountered in Syria.

The Syrian SFD survey provides strong evidence of the effectiveness of the SFD technology in conducting surveys for the oil and gas industry in frontier areas where there existed no available G & G information.  To document this success NXT retained Dr. Nimr Arab PHD, a Syrian resident to write a report on the Syrian SFD test.  Dr. Arab's credentials include a doctorate in Applied Geophysics from Leicester University in the U.K. as well as over 30 years of petroleum and natural gas experience specializing in exploration processes and technology.  The Dr. Nimr Arab's Report serves as an important case study, providing valuable documented evidence of the effectiveness of the SFD survey.

The second major event was the extensive "look-back" review conducted by GLJ Petroleum Consultants of Calgary on two large geographic areas that were the subject of prior separate reports prepared by NXT following SFD surveys.  The GLJ report issued in 2005 assessed in hindsight the accuracy of the recommendation contained in these earlier reports.

Both the Dr. Nimr Arab and GLJ reports provided independent analyses of the effectiveness of the SFD survey system.  On the strength of these two reports and a growing list of industry professionals with direct experience utilizing SFD survey the company began phase II.

Phase II began in 2006 wherein the company began the process of providing services to clients on a fee-for-service basis.  NXT began actively seeking commercial agreements with oil and gas companies, governments of petroleum producing countries and other entities interested in assessing land for the potential of finding oil and natural gas reserves.  NXT's standard service agreement includes a fixed fee from the client in consideration for NXT providing a survey followed by a report that identifies any Prospects within the survey area.  In addition NXT may negotiate a Gross Overriding Royalty or some other incentive fee, where applicable, on Prospects identified by the SFD survey.

Since the initiation of this Phase II the company has realized commercial success reporting a net income for the first time in 2007.  In 2006 the company conducted its first SFD surveys for a fee for two independent clients and earned

$1,063,645 of revenue and generated a net loss of $3,767,458.  In 2007 the company conducted multiple surveys for three different clients and earned $5,347,982 generating a net income of $346,846.

NXT began direct marketing of its SFD survey system in 2006 through direct presentation of the technology to prospective clients and by attending trade shows and other industry events.  The targeted potential customers include exploration and productions companies, energy trusts, governments and other exploration and production service providers.

B.

Business overview

NXT utilizes a proprietary technology called Stress Field Detection (SFD).  This unique technology provides a fast and cost effective method for evaluating large survey areas for the oil and gas industry.

SFD is an airborne exploration tool that uses SFD sensors to measure stress regime distributions to locate geological features such as structure, faults, fractures, reef and reservoir potential for the purpose of oil and gas exploration.  Survey areas often exceed 5,000 square kilometers.  The SFD system can identify subsurface structures that have a high likelihood of bearing hydrocarbons over a wide range of geological environments and depths; thereby focusing and reducing the time and expense associated with conventional exploration.

NXT will conduct SFD surveys for clients for a fee plus generally a gross overriding royalty on any future production where the prospect areas were initially identified by the SFD survey or other performance based fee.

NXT will deliver at the end of each survey a detailed report of the survey area with a ranking of the prospect areas in accordance with their relative prospectivity.

Corporate Mission

Our mission is to become an industry leading service provider of SFD surveys to the oil and natural gas industry.  We intend to continue commercializing our proprietary SFD survey system and to become the service provider of choice to clients desiring a technological advantage in the identification of prospective oil and gas properties over undeveloped land and in frontier regions throughout the world.

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

•

Earning gross overriding royalty ("GORR") income or other incentive fees upon clients successfully generating production on SFD Prospects;

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

Business Objectives

We believe that we can consistently generate an annual net income from successfully executing this Business Strategy.  We anticipate the cash flow that we generate will continue to provide the necessary operating capital to sustain our future growth and enhance the SFD technology in accordance with our base assumptions.  We believe that our

SFD survey system, given its superior effectiveness and competitive price, will become an industry leader in locating Prospect Areas for the oil and gas industry.

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

Sources of Raw Material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute this plan or affect the company's ability to conduct and/or expand its business.  In order to conduct our survey we require the following:

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

•

SFD assembly: - The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors.  We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (STC) for the installation of our SFD units in each aircraft we utilize for surveys.  The time to obtain an STC approval for the installation of our SFD units into any proposed aircraft type may require several months.

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
At December 31, 2015, upon expiration of the license term, the SFD technology will revert to Mr. Liszicasz

At December 31, 2015 the SFD technology can be retained by the company by either:

(i) if the company earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD technology by issuing Mr. Liszicasz an additional 1,000,000 common shares; or (ii) if the company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD technology by immediately making any remaining preferred shares convertible; or

(iii) if NXT chooses not to retain the SFD technology it can be acquired by Mr. Liszicasz for $10.00.

See Note 8 to our Consolidated Financial Statements included with this Form 20-F for additional information on preferred shares.  For a further discussion of the history of the SFD technology see Item 4 in this Form 20-F.

A Second Amended and Restated Technical Services Agreement was exercised on December 31, 2006 outlining the terms of Mr. Liszicasz' employment agreement with the company. This Service Agreement has a term ending December 31, 2015 or until this Services Agreement is terminated by the company or the Executive and establishes Mr. Liszicasz' entitlement to normal employee remuneration such as salary, benefits, bonus and options and identifies grounds for termination of this agreement.

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

Seismic is the standard technology used by the industry to image subsurface structures.  It is our view that the SFD survey system is a complimentary technique to seismic.  Our system is intended to focus seismic and other resources upon those areas that have the highest potential for oil and gas.  Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations.  The seismic industry is very competitive with many international and regional service providers.

The SFD system is often used as a focusing tool for seismic.  With a SFD survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to determine the location of any hydrocarbon prospective areas within the survey area.  Seismic surveys, although also effective in identifying these prospective areas, are much more expensive and require significantly more time than SFD surveys.  Clients can first utilize an SFD survey to quickly evaluate a large area and then focus a much smaller seismic survey on the prospective areas identified by SFD.  The seismic survey results are used to confirm the reservoir, establish the drilling location and depth.  This approach maximizes the effectiveness of the seismic program and substantially reduces the overall cost and time to locate and qualify a prospect.

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

C.

Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	Percentage of each Class of Shares owned/controlled by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation - State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation - State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
NXT Aero Canada, Inc. [1]	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	Unlimited common	1 common	Inactive	100%
NXT Energy Canada, Inc.[1]	April 1, 1997 by Articles of Incorporation - Canada Business Corporation Act	Unlimited common	1,000 common	Oil and Gas Operations	100%

Note 1.  On December 21, 2007 both NXT Aero Canada Inc. and NXT Energy Canada Inc. initiated procedures for dissolution.  Upon completion of the dissolution all the assets and liabilities of these corporations will be transferred to Energy Exploration Technologies Inc.

D.

Description of property, plant and equipment

Oil and Gas Properties

The company owns one producing well and limited acres of undeveloped land in the Canadian western sedimentary basin.  These assets are no longer a material tangible fixed asset of the company.  This asset category represents less than 0.5% of the company's assets.

Facilities

We operated from a 4,987 square foot leased office, research and development facility located at Suite 1400, 505-3rd Street SW, Calgary, Alberta T2P 3E6 throughout fiscal 2007 and added an additional 2,100 square feet in an adjacent office commencing June 1, 2008 on a con-terminus lease.  The original six year lease was entered into on November 1, 2006 with an expiration date of October 31, 2012.  Our obligations for the original 4,987 square feet base lease payments was Cdn. $13,298 per month for the first three years and Cdn. $14,545 per month for the remaining three years.  Commencing June 1, 2008 the monthly commitment for the base lease increased to Cdn. $20,649 and Cdn. $21,895 respectively.  Additionally the company has responsibilities to pay common costs to the landlord.  These common costs are subject to change.  At current rates the common costs represent an additional commitment of $5,585 per month prior to June 1, 2008 and $7,937 for the balance of the lease term.

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

•

SFD Signal Conditioning Unit—this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals.  All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•	Data Processing and Interpretation Systems—once returned to our home base, the SFD data collected is processed and converted into a format that can be used by our interpretive staff.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying Consolidated Financial Statements and the notes to those statements appearing elsewhere in this Form 20-F.  The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs.  Our actual results could differ materially from those discussed in these forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption "Risk Factors".

A.

Operating results

Description of Business

We are a Calgary based technology-driven exploration company and are in the business of providing wide-area airborne exploration services to the oil and gas industry. The company utilizes its proprietary Stress Field Detection (SFD) survey system to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins.  The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential.  The SFD-based exploration process substantially reduces the need for two dimensional reconnaissance seismic, thus saving clients valuable time and money.  SFD surveys are environmentally non-invasive, do not require permitting and can be utilized year round in onshore and offshore operations with immunity to any surface conditions.  NXT offers its services world-wide with the objective of providing its clients an efficient, accurate and reliable method to explore for hydrocarbons.

NXT initiated commercial operations in 2006 and completed one survey contract with two joint venture partners in this year followed by surveys for three more clients in 2007.  These five clients express strong satisfaction with the value they derived from the SFD surveys conducted on their behalf by NXT.  As of the date of this report NXT has completed an additional survey for one of these clients and has a contract to complete an additional survey for another.  These events confirm that a market exists for NXT services, the clients derive value from the SFD surveys and that the company is able to attract new customers.  All these indicators suggest that the ability of NXT to earn revenue in the future is strong.

Overall Operational Performance

The company achieved success implementing the business plan initiated in 2006 of executing and completing fee-for-service SFD contracts earning revenue of $5,347,982 in 2007. Additionally we have a non-refundable deposit of Cdn. $2,252,063 against an additional $7,500,000 of SFD surveys to be completed in the future. SFD survey contracts include provisions for the company to acquire Gross Overriding Royalty rights ("GORR") on any land developed by clients as a result of information derived from SFD surveys.

We begin 2008 with strong cash reserves and the expectation of executing additional contracts, continuing to generate positive cash flow from operating activities and operating profits in the future.  We expect to build in 2008 and the future on the operating successes of 2006 and 2007 as the oil and gas industry begins to take advantage of our SFD technology for oil and natural gas exploration.

Selected Annual Information
	For the year ended December 31,
	2007	2006	2005
SFD survey revenue	$ 5,347,982	$ 1,063,645	$ -
Oil and natural gas revenue	30,469	36,884	48,686
Net income (loss)	346,846	(3,767,458)	(7,836,478)
Basic and diluted income (loss) per share	0.01	(0.15)	(0.37)
Net cash generated (used) in operating activities	3,712,552	(992,997)	(1,090,451)
Cash and short term investments	7,649,630	1,980,449	1,104,277
Total assets	9,222,769	2,904,196	2,459,323
Total liabilities	$ 3,327,536	$ 1,477,593	$ 3,831,712

Financial Highlights for 2007

We completed SFD surveys for three clients earning $5,347,982 of revenue in the year and generating a net income of $346,846.

We generated cash from operating activities in the year of $3,712,552.  Q4 of 2007 represented the fifth consecutive quarter, beginning in Q4 of 2006, where we have generated cash from operating activities.

$2,288,482 of cash was received as a result of 1,989,265 warrants being exercised at $1.00 per share and 263,000 options being exercised at an average exercise price of $1.14.

Our cash and short term investments held on account as at the end of the year are $7,649,630; an increase of $5,669,181 from the beginning of the year.  Working capital ended the year at $5,383,181 as compared with $1,085,092 at the end of last year.

The company discharged in full its convertible debenture obligation including debenture principle, interest and registration penalty.  In the year 192,401 common shares were issued through the conversion of convertible debentures to discharge $133,471 of principal and $3,109 of interest.  In addition the company paid $522,364 to discharge the registration penalty obligation pursuant to the debentures. To discharge the $522,364 incurred for the registration penalty pursuant to the debentures, the company paid $342,257 as at December 31, 2007 with the balance of $180,107 paid in the first quarter of 2008.

In 2007 the company repaid the principal and accrued interest on a Canadian dollar denominated loan outstanding due to our president, CEO and director in the U.S. equivalent amount of $194,137.

On December 3, 2007 the company became listed on the TSX Venture Exchange. Listing costs were $633,793 which included $492,000 in fair market value for common share warrants issued in accordance to our sponsorship agreement.

At the end of 2007 we had a commitment for an additional $7,506,877 of SFD surveys from a client and as of the date of this report we have completed and invoiced the client $1,744,470 for surveys competed in 2008.  The completion of additional survey work for this client is subject to the client's securing adequate funds to execute all the surveys currently contemplated in their business plan.

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

Preferred shares were issued in 2005 in consideration for the rights to intellectual property and that has been reflected as a $3,000,000 research and development expense in the year.  See Note 8 to the Consolidated Financial Statements for a full discussion of this transaction.

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

 Operating Loss from Continuing Operations before Taxes

	For the year ended December 31,
	2007	2006	2005
Net revenue	$ 5,378,451	$ 1,100,529	$ 48,686
Operating expenses	4,817,861	3,733,725	6,420,436
Income (loss) from continuing operations before other expenses and taxes	560,590	(2,633,196)	(6,371,750)
Other expense (income)	213,744	1,134,262	1,481,862
Net income (loss) from continuing operations before income tax	$ 346,846	$ (3,767,458)	$ (7,853,612)

We had an operating income of $560,590 in 2007 (2006 - loss of $2,633,196 and 2005 - loss of $6,371,750) representing an overall increase of $3,193,786 in the year.

Revenue

	For the year ended December 31,
	2007	2006	2005
SFD survey revenue	$ 5,347,982	$ 1,063,645	$ -
Oil & gas revenue	30,469	36,884	48,686
Total revenue	$ 5,378,451	$ 1,100,529	$ 48,686

SFD Survey Revenue - 2007 compared with prior years

In 2007 the company completed five SFD surveys for three clients over an area that exceeded 15,000 km2 in Alberta and British Columbia (one survey completed in 2006 and Nil in 2005).  The surveys generated revenues of $5,347,982 ($1,063,645 - 2006; Nil - 2005) plus entitle the company to a GORR for any future production resulting from the SFD survey.  There is currently one producing well that is subject to a GORR (from a survey completed in 2006); there can be no certainty that any GORR revenue will be generated from additional surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

Oil and Gas Revenue

	For the year ended December 31,
	2007	2006	2005
Gross overriding royalty rights (GORR)	$ 4,201	$ 1,087	$ -
Oil and natural gas revenue; net of royalty expense	26,268	35,797	48,686
Revenues; net of royalty expense	$ 30,469	$ 36,884	$ 48,686
Production average in thousand cubic feet (mcf) per day	15	18	23
Average price received net of royalties per mcf	$ 5.64	$ 5.89	$ 4.47
Average operating cost per mcf	$ 0.87	$ 0.71	$ 0.45

Oil and Natural Gas Revenue - 2007 compared with prior years

The company has a well at Entice, Alberta in which we have a 22.5% working interest. The year to year revenue variation is due to natural decline.

Operating Expenses

	For the year ended December 31,
	2007	2006	2005
Survey costs	$ 785,895	$ 144,643	$ 29,208
Oil and natural gas operating expenses	3,451	4,752	4,728
Administrative	3,820,060	2,482,663	2,742,734
Depletion and impairment of oil and natural gas properties	87,055	1,017,165	586,011
Amortization and depreciation	121,400	84,502	57,755
Research & development	-	-	3,000,000
	$ 4,817,861	$ 3,733,725	$ 6,420,436

Operating Expenses - 2007 compared to 2006

•

2007 builds on the company's 2006 breakthrough year for SFD survey revenue with the completion of five SFD surveys for three new clients. The increase in survey costs to $785,895 in 2007 (2006 - $144,643) relates to our completion of five SFD surveys compared to one survey in 2006. This includes commission of $327,437 (2006 - Nil).

•

Administrative - increases are mainly in the following areas: an increase of $412,000 for hiring of additional staff, salary reassessments and employee bonuses; an increase of $75,000 for upgrades to computer hardware and software; recruitment fees of $64,000 for ongoing staffing requirements; an increase of $308,000 in investor relations which includes TSXV sponsorship and listing costs; and an increase of $60,000 in rent which reflects the significant lease rate increase in Calgary. The company's change in auditors necessitated obtaining opinions from both outgoing and incoming firms which increased costs by $145,000 in regards to our audit and for professional fees associated with other filings. In addition, the Fair Market Value of stock-based compensation increased by $42,000 related to new options granted in 2007 with a higher fair value due to an increase in the company's share price.

•

Depletion and Impairment - unproved properties are assessed for any impairment to value. We determine the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.  The high expense in this area relates mainly to impairment write-downs of undeveloped land.

•

Amortization and Depreciation - the company upgraded servers, computers and software to enhance interpretation capabilities of SFD surveys resulting in an increase of $36,898 for 2007.

Operating Expenses - 2006 compared to 2005

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

•

Survey cost - non-revenue expenses were Nil in 2006 ($29,208 - 2005). Non-revenue survey costs were expenses incurred during the developmental and trial stages of our SFD technology which concluded in 2005.

Other Expense (Income)

	For the year ended December 31,
	2007	2006	2005
Convertible Debenture Interest
Accretion of convertible debenture	$ -	$ 1,008,639	$ 500,737
Change in fair market value of conversion feature	-	(402,178)	882,537
Interest on convertible debenture including registration penalty	76,059	530,835	35,283
Interest on convertible debentures	76,059	1,137,296	1,418,557
Interest expense (income)	(104,149)	(3,888)	58,424
Loss (gain) on foreign exchange/sale of properties	241,834	854	4,881
Other expense (income)	$ 213,744	$ 1,134,262	$ 1,481,862

Accretion of convertible debentures and change in fair value of conversion feature are explained in Note 9 of the notes to the Consolidated Financial Statements for the year ended December 31, 2006 included within this Form 20-F.  The interest expense represents the 10% per annum interest applied to the outstanding debenture principal.

The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture.  Pursuant to this rights agreement the company was obliged to pay a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement.  The penalty continued to accrue until the shares became free trading concurrent with the company's TSX Venture Exchange listing on December 3, 2007.

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively.  As at December 31, 2007 penalties of $342,257 were paid out and the remaining $180,107 in penalties was paid in the first quarter of 2008.

Interest Expense (Income) - 2007 compared to 2006

Interest income was offset by interest expense resulting in an increase to net income in 2007 of $100,261 (2006 - 62,312). The 2007 increase in interest income is due to the increase in our investments in short term investments. Lower expenses were due to the retirement of shareholder loans.

Interest Expense (Income) - 2006 compared to 2005

Interest income was $3,888 in 2006; an improvement of $62,312 from the interest expense of $58,424 in 2005. The improvement was derived from interest revenue on short term investments and a reduction of the interest expense due to the partial reduction of the loan payable in the year.

Loss (gain) on foreign exchange/sale of properties - 2007 compared to 2006 and 2005

The loss on foreign exchange in the 2007 was a material factor in 2007 as compared with being relatively immaterial in 2006 and 2005.  The large foreign exchange loss in 2007 was due to the significant reduction in the value of the U.S. dollar compared with the Canadian dollar.  This decline in the U.S. dollar resulted in the decline in the Canadian dollar equivalent value of financial assets held in U.S. dollars.  The company had no hedging instruments in place to shelter the affect of foreign exchange fluctuations.

In 2008 the company substantially reduced the value of net investments denominated in foreign currencies and thereby has reduced its exposure to material future foreign exchange gains or losses.

Other Comprehensive Income

Other comprehensive income and loss is caused by changes in the relative exchange values of the U.S. and Canadian dollars.  For example in 2007 when the U.S. dollar declined in value against the Canadian dollar, net assets held in Canadian dollars will increase in value as recorded in the U.S. dollar equivalent and this increase will be reflected as a foreign exchange income in a period.  The equivalent Canadian dollars for a U.S. dollar changed from $0.9913 at December 31, 2007 compared to $1.165 at December 31, 2006 and $1.163 at December 31, 2005.  All periods also experienced fluctuation in currency exchange rates throughout the period.

Summary of Quarterly Results

	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007
Revenue	$ 2,395,531	$ 484,970	$ 2,488,384	$ 9,566
Net income (loss) before income tax	212,291	(613,953)	1,500,947	(752,439)
Net income (loss)	212,291	(613,953)	1,500,947	(752,439)
Comprehensive income (loss)	214,676	(301,509)	1,579,952	(751,458)
Basic earnings (loss) per share	0.01	(0.02)	0.05	(0.03)
Diluted earnings (loss) per share	$ 0.01	$ (0.02)	$ 0.05	$ (0.03

	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Revenue	$ 1,072,272	$ 7,378	$ 8,706	$ 12,173
Net income (loss) before income tax	(831,155)	(511,092)	(1,697,664)	(727,547)
Net income (loss)	(831,155)	(511,092)	(1,697,664)	(727,547)
Comprehensive income (loss)	(903,840)	(517,451)	(1,633,686)	(799,674)
Basic earnings (loss) per share	0.03	(0.02)	(0.07)	(0.03)
Diluted earnings (loss) per share	$ 0.03	$ (0.02)	$ (0.07)	$ (0.03)

In comparing Q4 2007 to Q3 2007; revenue of $2,389,739 for the completion of two SFD survey contracts was recognized in the fourth quarter of 2007 (Q3 - $478,103 from one contract) resulting in a positive cash flow. Survey costs were correspondingly higher in the fourth quarter ($447,700) than in the third quarter ($26,120). In addition $177,845 in bonuses was paid out in Q4 (Q3 - Nil).

In comparing Q3 2007 to Q2 2007; revenue of $478,103 for the completion of an SFD survey contract was recognized in the third quarter of 2007 while Q2 had survey revenue of $2,480,140 from two contracts. The administrative cost increases in the third quarter over the second quarter of $121,000 are due to increases in stock based compensation plus increased accruals in interim audit and review fees.  As well, the company recognized increased other expenses due to unrealized exchange losses of $193,234 on cash, short term investments and registration penalty on convertible debentures held in United States dollars due to the strengthening of the Canadian dollar.

In comparing Q2 2007 to Q1 2007; revenue for the completion of two 2007 SFD survey contracts was recognized in the second quarter resulting in a positive cash flow; for the first quarter the survey contracts had been flown, but not completed, so the progress payments were on the Balance Sheet as unearned revenue. The only revenue recognized for the first quarter was for oil and natural gas and one GORR.

In comparing Q1 2007 to Q4 2006; revenue for the completion of our first completed SFD survey contract was recognized in the fourth quarter of 2006; in the first quarter of 2007 all survey progress payments were held on the Balance Sheet as unearned revenue as two SFD contracts had not yet been completed.

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

B.

Liquidity and capital resources

The company's cash position at December 31, 2007 has improved since December 31, 2006. In 2007 we completed and invoiced five SFD survey contracts for three clients for $5,347,982 and have received $2,252,064 in advance payment on a contract that is scheduled to be completed in 2008. In addition, $1,989,265 was generated through the exercise of warrants. Our cash, cash equivalents and short term investments held on account in both United States and Canadian dollars as of June 11, 2008 are the equivalent of approximately U.S. $7,682,000.

With cash and short term investments plus the positive working capital generated from our signed SFD survey contracts, we forecast having the required cash to operate for in excess of three years even without any additional sources of cash.  However, our ability to continue as a going concern beyond this time is dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing to meet our obligations and repay liabilities arising from normal business operations when they come due.  The outcome of these matters cannot be predicted with certainty at this time.

Change in Working Capital in 2007

As of December 31, 2007 our working capital was $5,383,181. This is an increase of $4,298,089 as compared with a working capital of $1,085,092 as at December 31, 2006.  The increase in our cash position is attributable to:

	For the year ended December 31,
	2007	2006	2005

Cash generated (used) in operating activities	$ 3,712,552	$ (992,997)	$ (1,090,451)
Cash provided by financing activities	1,702,815	2,169,267	1,898,473
Cash generated (used) in investing activities	(4,244,711)	(1,190,569)	(46,336)
Comprehensive gain (loss) due to the effect of exchange rate changes	(16,646)	(193,240)	10,160
	$ 1,154,010	$ (207,539)	$ 771,846

Operating Activities

•

2007 - the $3,712,552 cash generated in operating activities reflects our net income of $346,846 adjusted for $1,525,638 of non-cash additions and a $1,840,068 net increase in non-cash working capital.

•

2006 - the $992,997 cash used in operating activities reflects our net loss of $3,767,458 adjusted for $2,972,470 of non-cash deductions and a $198,009 net increase in  non-cash working capital.

•

2005 - the $1,090,451 cash used in operating activities for 2005 reflected our net loss of $7,836,478 for that period, adjusted for $5,322,813 non-cash deductions and a $1,413,214 net decrease in non-cash working capital balance.

Financing Activities

•

2007 - we raised $2,288,482 through the exercise of options and warrants and paid off the note payable of $237,534. We also paid out $342,257 in registration penalty against a convertible debenture from 2005.

•

2006 - we raised $2,094,000 net through private placements, $89,137 was provided through the exercise of options and $13,870 was used to reduce the Note Payable.

•

2005 - we raised $1,649,764 through bridge financing in the form of "Secured Convertible Debentures", $56,275 in cash was provided through the exercise of options, offset by $49,515 decline in subscriptions payable and $241,949 was provided through loan agreements.

Investing Activities

•

2007 - $3,968,820 was invested in short-term investments, $302,044 in capital assets and $31,514 was generated through the sale of oil and gas properties in the Ladyfern/Drake area of British Columbia.

•

2006 - there was no sale of land in 2006; the primary use of cash was for other property and equipment ($71,270) and oil and natural gas properties ($35,148). $1,083,711 was used for short term investments.

•

2005 - the sale of land at Drumheller, Alberta generated $42,992 in cash; the primary use of cash was for other property and equipment ($30,673) and oil and natural gas properties ($563,655). $505,000 was redeemed from short term investments.

Projected and Actual Cash Receipts Subsequent to December 31, 2007

In the first quarter of 2008 the company received $83,300 for options that were exercised and Cdn. $797,805 against accounts receivable balances.  We anticipate receiving an additional Cdn. $1,281,987 against accounts receivable balances that were outstanding as of the end of the first quarter of 2008 as well as Cdn. $523,530 for SFD survey services that have commenced and are scheduled to be completed in the second quarter of 2008.

The company as at December 31, 2007 has 2,776,560 warrants outstanding all with exercise prices below the current market price for the company's common shares. Should all the warrants be exercised prior to their expiration date then the company will receive an additional $5,553,120 prior to June 30, 2008 through the exercise of these warrants.

C.

Research and development

Our research and development activities have focused on developing, improving and testing our SFD survey system and related components.  In 2005 in conjunction with the execution of the TSA agreement with George Liszicasz we secured certain intellectual properties that pursuant to FASB 2 "Accounting for Research and Development Costs"

have been expensed as a Research and Development expense of $3,000,000.  As per FASB 2, intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred.  Research and development expenses in 2007 and 2006 were nil as all other expenses related to research and development is disclosed under administrative expense.

D.

Trend information

The company is in the early stage of commercializing its SFD technology.  Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services.  Management recognizes that this early commercialization phase can last for several years.  Consistent with this early stage of commercialization, the company has a significant economic dependency on a few customers.  In 2007, the company's largest customer accounted for 81% of its survey revenue and three customers accounted for 100% of survey revenue.  At December 31, 2007 we had amounts outstanding from our two largest customers of $804,806.  In 2006, we had two customers who accounted equally for 100% of our survey revenue.  While the company is in this early stage of commercialization, the company's financial position is materially impacted by the loss or gain of any one customer.

In 2007 the company completed five SFD surveys for three clients compared to one survey completed in 2006 and Nil in 2005.  The surveys generated revenues of $5,347,982 in 2007, $1,063,645 in 2006 and Nil in 2005.  There is currently one producing well that is subject to a GORR (from a survey completed in 2006); there can be no certainty that any GORR revenue will be generated from additional surveys, however our clients are actively pursuing exploration programs on areas identified by SFD surveys.

E.

Off-balance sheet arrangements

We do not have any off-balance sheet obligations.

F.

Tabular disclosure of contractual obligations

Contractual Obligations as of December 31, 2007		Payments Due by Period
	Total ($)	Less Than 1 Year	1-3 Years	3-5 Year	Over 5 years
Copier/scanner lease-to-own agreement	$ 43,645	$ 7,470	$ 26,604	$ 9,570	$ -
Rent or operating lease	1,110,901	220,383	694,166	196,351	-

G.

Safe harbor

All information provided in this Form 20-F Item 5 E or any other section where forward-looking information is provided is deemed to be a "forward-looking statement" as that term is defined in the statutory safe harbors, except for historical facts.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and senior management

NXT's articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of six members.

Our directors are appointed by our common stock shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders meeting or until a successor is appointed.

The following table sets forth information, as of June 11, 2008, regarding our directors, executive officers and key employees:

MICKEY ABOUGOUSH Age 61 Director since November 2007

Mr. Abougoush is a professional engineer with over 37 years of experience in the petroleum industry, largely in technical and executive positions.  Mr. Abougoush is the chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company.

Mr. Abougoush is a member of the board of CCR Technologies Ltd., trading on the Toronto Stock Exchange under the trading symbol "CRL".  He is also a member of the board of a private software development company based in Ottawa, Ontario.

GEORGE LISZICASZ Age 54 Director and Chief Executive Officer since January 1996

Mr. Liszicasz is the inventor of the SFD technology and has been our Chairman and Chief Executive Officer since the company's inception. Mr. Liszicasz was appointed our interim president and interim Chief Financial Officer in July 2002.  Mr. Liszicasz' primary responsibilities, as the Chief Executive Officer and president, are to ensure the smooth running of the day-to-day operations and to further develop our SFD technology.  Prior to founding NXT, Mr. Liszicasz was Vice President of Susa Petroleum Inc. from 1993 to 1994.  From 1987 to 1995, Mr. Liszicasz was President of Owl Industries Ltd., a developer of electronic controlling devices, where he had both engineering and business responsibilities.  Mr. Liszicasz serves as a board member of each of our four subsidiaries; NXT Energy Canada, Inc., NXT Energy USA, Inc., NXT Aero Canada, Inc. and NXT Aero USA, Inc.

Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.

THOMAS E. VALENTINE Age 46 Director since November 2007

Mr. Valentine is a Partner with Macleod Dixon LLP, where he has practiced law, both as a Barrister & a Solicitor, since his call to the Bar in 1987.  He is a member of the firm's Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.  In 2003 and 2004 Mr. Valentine was Senior Counsel (Projects) to Qatar Petroleum, the national oil and gas company of the State of Qatar.  Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

DOUGLAS ROWE Age 65 Director since May 2002

Mr. Rowe has been the Executive Chairman and Chief Executive Officer of Birch Mountain Resources Ltd., a Canadian junior mineral exploration company, since 1994.  Prior to that he was Chairman and President of Brougham Geoquest, Ltd., a company engaged in mineral exploration, from 1986 to 1993, and Brougham Energy Corporation, a company engaged in oil and gas exploration and development, from 1984 to 1986.  Mr. Rowe also sits on the board of directors of our two Canadian subsidiaries, NXT Aero Canada, Inc. and NXT Energy Canada, Inc.

Mr. Rowe is a professional engineer with a Bachelor of Science degree in Electrical Engineering from Queen's University which he obtained in 1967 and has over 30 years of industry experience.

Mr. Rowe is chairman of our Compensation Committee.

BRIAN KOHLHAMMER Age 45 Director since December 2004

Mr. Kohlhammer is a Chartered Accountant with over twenty years experience in financial management reporting including four years public accounting and eighteen years financial forecasting, analysis and reporting.

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

Mr. Kohlhammer is the Financial Expert on our Audit Committee.

CHARLES SELBY Age 51 Director since January 2006

Mr. Selby is both a Lawyer and Professional Engineer, holding B.Sc. (Hons) and LLB degrees.  He operates an independent corporate finance consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions.  Mr. Selby was employed as a petroleum engineer in the energy sector in Canada, the United States of America, and Saudi Arabia prior to practicing law.

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

ANDREW STEEDMAN Age 47 VP Operations since December 2005

Mr. Steedman joined NXT in December 2005 as Vice President of Operations.  Mr. Steedman holds a B.Sc. in Electrical Engineering and an MBA, both from the University of Calgary.

Prior to joining NXT, Mr. Steedman was the president of his own management consulting firm.  From 2001 to 2003 he was President and CEO of Wireless Networks and was responsible for the overall strategic direction of the company.  From 1999 to 2001, he was Senior Manager of Business Development with Nortel Networks.  In this role he was responsible for developing Nortel's unlicensed wireless strategy, identifying strategic partners, developing relationships with key customers and negotiating OEM agreements with key partners.  From 1994 to 1999, Mr. Steedman held various positions within Nortel including product management, project management, international business development and marketing.  From 1991 to 1994, Mr. Steedman consulted in Bangkok to the Telephone Organization of Thailand (TOT).  He was responsible for the construction of a network management center that would monitor the TOT's national network.

KEN ROGERS Age 55 CFO, VP Finance since January 2006 plus Corporate Secretary since December2007

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

Messrs. Rowe, Kohlhammer, Abougoush, Valentine and Selby are considered "independent" within the meaning of the rules of NASDAQ, the New York and American Stock Exchanges and the U.S. Securities and Exchange Commission.

B.

Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other four most highly compensated executive officers serving as executive officers at December 31, 2007, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2007, (collectively, the "Named Executive Officers") for the fiscal years ending December 31, 2005, 2006 and 2007.  Our executive officers located in Canada are actually paid in Canadian funds but are converted to and reported in the Summary Compensation Table in U.S. funds.  Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar, and conversion of amounts between currencies, results in the appearance of increases in compensation above those actually paid in Canadian funds to the Named Executive Officers.

Summary compensation table prepared in United States Dollars
Name & Principal Position	Year	Salary	Bonus (2)	Other (1)
George Liszicasz	2007	$ 169,383	$ 47,901	$ 7,356
Chief Executive Officer	2006	131,807	-	30,220
	2005	107,389	-	-
Ken Rogers	2007	152,963	45,862	2,366
VP Finance and Chief Financial Officer	2006	100,240	-	2,272
Andrew Steedman	2007	128,964	33,632	8,734
VP Operations	2006	105,811	-	6,020

(1)	See Section E "share ownership" for options issued to officers that provide long term compensation to employees.
(2) NXT has a commitment to pay a bonus to officers upon the company becoming profitable as defined by the Compensation Committee.

Andrew Steedman, V.P. Operations, joined the company in December of 2005.  Prior to this date he provided consulting services to the company as an independent consultant.  Ken Rogers, V.P. Finance and CFO, joined the company in January 2006.

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits.  We do not provide termination benefits for directors.

Director Compensation

We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses for attending board and committee meetings.  Our independent directors receive stock options to purchase our common shares as compensation for their service as directors.  The terms of stock option grants made to independent directors are determined by the board of directors.  We do not provide additional compensation for committee participation or special assignments of the board of directors.  (See Section E Share ownership).

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

Board Committees
Audit Committee

The Audit Committee's duties, as outlined in its charter, include recommending to our board of directors the engagement of our independent registered chartered accountants, reviewing and discussing the financial statements with management, reviewing the results of the independent registered chartered accountants examination of our periodic financial statements, and determining the independence of those accountants.  Messrs. Kohlhammer, Selby and Abougoush are members of the Audit Committee.  Mr. Kohlhammer is the financial expert on the audit committee.

Compensation Committee

The Compensation Committee's duties, as outlined in its charter, include recommendation to our board of directors on salary, bonus, options, benefits and other remuneration for Corporate Officers.  Messrs. Rowe, Valentine and Selby are members of the Compensation Committee.  Mr. Rowe is the chair of the Compensation Committee.

D.

Employees

As of December 31, 2007 we had 11 employees and 1 full time contractor.  All persons work in either management, technical or administrative positions.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Contractors	Total
Senior Management Team	3	-	3
Finance and Administration	2	-	2
Technical Development	1	1	2
Survey Support	5	-	5
Total	11	1	12

Employees by year are all based in Calgary, Alberta.

Fiscal year ended 2007

We utilize specialized skill and knowledge in the identification and evaluation of prospects and in the research, development and improvement of the SFD technology.  We have obtained the necessary skill and knowledge through our current employees.  As of December 31, 2007 we had a staff of 12, consisting of 9 full-time employees, 2 part-time employees and 1 consultant which includes 3 members of the senior management team, 1 financial staff, 5 operations staff, an electronics engineer, a research scientist holding a Ph.D. and 1 administrative staff.  We may engage other technical and administrative contract personnel on a project-by-project basis as required.

Fiscal year ended 2006

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

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers

Refer to Note 10 of our December 31, 2007 Consolidated Financial Statements for further information on options outstanding as of December 31, 2007.

The following options were granted to our executive officers in 2005, 2006 and 2007.

2005

210,000 options were issued at exercise prices ranging from $0.65 to $1.48.

2006

200,000 options were issued at exercise prices ranging from $1.05 to$1.39.

2007

885,000 options were issued at an exercise prices ranging from $1.45 to $4.90.

The following table sets forth information regarding outstanding stock options granted to our officers and directors as of June 11, 2008.

Name	Strike Price	Grant Date	Expiry Date	Options Issued	% of granted

Mickey Abougoush - Director	$ 4.90	Dec -07	Dec -12	150,000	7%
Brian Kohlhammer	1.47	Dec-04	Dec-09	40,000
Director	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	90,000
Kohlhammer Total				160,000	8%
George Liszicasz	0.43	Sep-03	Sep-08	40,000
CEO & Director	2.15	Aug-04	Aug-09	40,000
	0.65	Jun-05	Jun-10	30,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	55,000
Liszicasz Total				195,000	9%
Ken Rogers	1.05	Mar-06	Mar-11	150,000
CFO & VP Finance	1.39	May-06	May 11	50,000
	1.45	Feb-07	Feb.-12	75,000
Rogers Total				275,000	13%
Douglas Rowe	0.43	Sep-03	Sep-08	40,000
Director	2.15	Aug-04	Aug-09	40,000
	0.65	Jul-05	Jul-10	30,000
	1.45	Feb-07	Feb-12	100,000
Rowe Total				210,000	10%
Andrew Steedman	1.48	Dec-05	Dec-10	150,000
VP Operations	1.45	Feb-07	Feb-12	75,000
Steedman Total				225,000	11%
Charles Selby - Director	1.45	Feb-07	Feb-12	150,000	7%
Thomas E Valentine - Director	4.90	Dec-07	Dec-12	150,000	7%
Total Director & Officer Options				1,515,000	72%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of June 11, 2008 by persons who beneficially own more than 5% of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Form 20-F and all directors and executive officers as a group.  Under applicable United States securities laws, a person is considered to be a "beneficial owner" of common shares in the company if that person has, or shares with another person, the power to direct the vote or investment of the common shares.  In addition, a person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).  Therefore, the table also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares by June 11, 2008 owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.  We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  Percentage of beneficial ownership is based on 30,493,129 common shares outstanding. This total excludes any share's underlying options and warrants exercisable within 60 days that are deemed to be owned for purposes of calculating the beneficial ownership of securities by the holder of such options and/or warrants.

Name of Beneficial Owner and Class of Share	Owned at June 11, 2008	Rights to Acquire by June 11, 2008	Beneficially Owned at June 11, 2008	Percent of Class of Share
Preferred Shares
George Liszicasz 1 & 2	10,000,000	-	10,000,000	100%
Common Shares
George Liszicasz 1 & 2	5,157,490	2,148,333	7,305,823	23.9%
Goodman & Company, Investment Counsel Ltd.	1,559,387	-	1,559,387	5.1%
Charles Selby [1]	407,500	50,000-	50,000	0.2%
Douglas J. Rowe [1]	65,000	133,333	198,333	0.6%
Brian Kohlhammer [1]	35,000	90,000	125,000	0.4%
M. S. Abougoush [1]	-	-	-	-
Thomas E. Valentine [1]	-	-	-	-
Andrew Steedman [2]	115,534	100,000	215,534	0.7%
Ken Rogers [2]	30,000	141,667	171,667	0.6%
	7,344,911	2,688,333	9,625,744	31.5%
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

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common stock.   As of May 12, 2008 there were 199 holders of record of the company's common stock including 91 in the United States who collectively held 17,369,543 common shares, representing 57% of the total issued and outstanding shares of 30,493,129 common shares.

None of the company's major shareholders, other than the preferred shares held by the company's CEO Mr. Liszicasz which carry no voting rights, have voting rights that differ from those of other holders of the company's common shares.

B.

Related party transactions

Summarized below are certain transactions and business relationships between NXT and persons who are related parties as defined by U.S. Security laws since January 1, 2007:

In the year ended December 31, 2007
Collective wages, fees and benefits paid to executive officers of the company who were also directors of the company	$ 224,339
Interest expense recognized or paid to related parties and officers	$ 13,627

As of December 31, 2006 the company had a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $194,137 due to our president, CEO and director.  The loan was repaid including principal and accrued interest on December 20, 2007.

ITEM 8.

FINANCIAL INFORMATION

Consolidated statements and other financial information

Index to Consolidated Financial Statements
December 31, 2007

Page

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

43-46

CONSOLIDATED BALANCE SHEETS

47

CONSOLIDATED STATEMENTS OF INCOME

48

CONSOLIDATED STATEMENTS OF CASH FLOWS

49

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

51-66

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of Energy Exploration Technologies Inc.

We have audited the consolidated balance sheets of Energy Exploration Technologies Inc. as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity (deficit) for each of the years in the two-year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

The consolidated financial statements as at December 31, 2005 and for the year then ended was audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated April 19, 2006.

/s/  KPMG LLP

Chartered Accountants

Calgary, Canada
April 9, 2008, except as to note 16 which is as of June 20, 2008

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the directors dated April 9, 2008, except as to note 16 which is as of June 20, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph ( following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 2 to the consolidated financial statements.  Our report to the directors dated April 9, 2008, except as to note 16 which is as of June 20, 2008, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/  KPMG LLP

Chartered Accountants

Calgary, Canada

June 20, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Energy Exploration Technologies Inc.:

We have audited the consolidated statements of loss and comprehensive loss, cash flows and shareholders' equity (deficit) of Energy Exploration Technologies Inc. for the year ended December 31, 2005.  These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of Energy Exploration Technolgies Inc.'s operations and its cash flows for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

April 19, 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders dated April 19, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

April 19, 2006

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Balance Sheets
(Expressed in U.S. dollars except share data)

	December 31, 2007	December 31, 2006
Assets
Current assets:
Cash and cash equivalents	$2,005,748	$851,738
Short term investments	5,643,882	1,128,711
Accounts receivable	905,300	526,987
Prepaid expenses and other	123,364	55,249
	8,678,294	2,562,685
Oil and natural gas properties [note 3]	35,895	130,360
Other property and equipment, net of accumulated depreciation and amortization [note 4]	508,580	211,151
	$9,222,769	$2,904,196
Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$520,771	$160,593
Note payable [note 6]	-	194,137
Other accrued liabilities [note 5]	331,394	235,666
Unearned revenue	2,252,063	249,047
Current portion of capital lease obligation	10,778	-
Convertible debentures [note 9]	180,107	569,156
Fair value of conversion feature [note 9]	-	68,994
	3,295,113	1,477,593
Long term liabilities:
Capital lease obligation	32,423	-
	3,327,536	1,477,593
Commitments and contingencies [notes 1 and 14]
Future operations [note 1]
Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000 [note 8]	3,000,000	3,000,000
Common shares: - authorized unlimited
Issued: 29,713,381 shares as of December 31, 2007 (2006 - 27,177,908) [note 7]	36,542,525	32,740,427
Contributed capital	3,078,367	3,153,496
Deficit	(37,295,248)	(37,642,094)
Accumulated other comprehensive income	569,589	174,774
	5,895,233	1,426,603
	$9,222,769	$2,904,196

Signed "George Liszicasz"
Director

Signed "Charles Selby"
  Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

     ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
 (Expressed in U.S. dollars except share data)

	For the year ended December 31,
	2007	2006	2005
Revenue
Survey revenue	$5,347,982	$1,063,645	$-
Oil and natural gas revenue	30,469	36,884	48,686
	5,378,451	1,100,529	48,686
Expense
Survey cost	785,895	144,643	29,208
Oil and natural gas operating expenses	3,451	4,752	4,728
Administrative	3,820,060	2,482,663	2,742,734
Depletion and impairment of oil and natural
gas properties [note 3]	87,055	1,017,165	586,011
Amortization and depreciation [note 4]	121,400	84,502	57,755
Research & development [note 8]	-	-	3,000,000
	4,817,861	3,733,725	6,420,436
	560,590	(2,633,196)	(6,371,750)
Other expense
Interest expense (income)	(104,149)	(3,888)	58,424
Interest and penalties on convertible debentures [note 9]	76,059	1,137,296	1,418,557
Loss on sale of properties	-	-	4,881
Loss on foreign exchange	241,834	854	-
	213,744	1,134,262	1,481,862
Net income (loss) before income tax	346,846	(3,767,458)	(7,853,612)
Income tax expense (recovery)	-	-	(17,134)
Net income (loss) after income tax	346,846	(3,767,458)	(7,836,478)
Other comprehensive income (loss):
Foreign currency translation gain (loss)	394,815	(87,193)	(3,672)
Net comprehensive income (loss)	$741,661	$(3,854,651)	$(7,840,150)
Net income (loss) per share unit [note 7]
Basic	$0.01	$(0.15)	$(0.37)
Diluted	$0.01	$(0.15)	$(0.37)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Cash Flow
(Expressed in U.S. dollars)

	For the year ended December 31,
	2007	2006	2005
Operating activities
Net income (loss)	$346,846	$(3,767,458)	$(7,836,478)
Amortization and depreciation of other property and equipment	121,400	84,502	57,755
Depletion and impairment of oil and natural gas properties	87,055	1,017,165	586,011
Costs settled by issuance of common stock, options or warrants	269,416	302,000	218,750
Costs settled by issuance of warrants or options	958,453	402,289	46,859
Non-cash interest expense convertible debenture	76,059	1,137,296	1,418,557
Non-cash expense note payable	13,255	30,382	-
Research and development cost settled with preferred shares	-	-	3,000,000
Gain (loss) on sale of capital assets	-	(1,165)	4,881
Changes in non-cash working capital
Accounts receivable	(219,251)	(463,886)	329,468
Interest accrued on loan to former employee	-	-	49,584
Due from officers and employees	-	2,884	2,528
Prepaid expenses	(53,702)	4,704	(21,701)
Unearned revenue	1,807,978	249,047	-
Trade payables	255,086	(177,109)	235,140
Other accrued liabilities	49,957	186,352	818,195
Net cash generated (used) by operating activities	3,712,552	(992,997)	(1,090,451)
Financing activities
Paid against note payable	(237,534)	(13,870)	241,949
Paid against capital lease	(5,876)
Paid against registration penalty	(342,257)
Raised through the sale of common shares, net of issuance costs	-	2,094,000	-
Raised through the exercise of options and warrants	2,288,482	89,137	56,275
Subscriptions payable	-	-	(49,515)
Raised through the sale of convertible debenture	-	-	1,649,764
Net cash generated by financing activities	1,702,815	2,169,267	1,898,473
Investing activities
Invested in other property and equipment	(302,044)	(71,270)	(30,673)
Invested in oil and natural gas properties	(5,361)	(35,588)	(563,655)
Proceeds on sale of oil and gas properties	31,514	-	42,992
Decrease (increase) in short term investments	(3,968,820)	(1,083,711)	505,000
Net cash used by investing	(4,244,711)	(1,190,569)	(46,336)
Effect of translation on foreign currency cash and cash equivalents	(16,646)	(193,240)	10,160
Net cash inflow (outflow)	1,154,010	(207,539)	771,846
Cash and cash equivalents, beginning of year	851,738	1,059,277	287,431
Cash and cash equivalents, end of year	$2,005,748	$851,738	$1,059,277
Non-cash financing activities
Subscriptions payable applied to issue common shares	$ -	$-	$388,545
Cash taxes paid	$ -	$-	$-
Cash interest paid	$15,606	$12,591	$-

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flows.

ENERGY EXPLORATION TECHNOLOGIES INC
Consolidated Statements of Shareholders' Equity (Deficit)
(Expressed in U.S. dollars except share data)

	For the year ended December 31,
	2007	2006	2005
Common Shares
Balance at the beginning of the year	$32,740,427	$28,229,691	$27,565,636
Issued upon exercise of stock options and warrants	3,322,065	89,137	56,275
Issued through conversion of debentures	210,617	2,902,516	-
Issued through private placement; net of issue costs and fair market value
of warrants	-	685,382	389,030
Shares issued for services	269,416	833,701	218,750
Balance at end of the year	36,542,525	32,740,427	28,229,691
Preferred Shares
Balance at the beginning of the year	3,000,000	3,000,000	-
Value of preferred shares issued and to be issued	-	-	3,000,000
Balance at end of the year	3,000,000	3,000,000	3,000,000
Contributed Capital
Balance at the beginning of the year	3,153,496	1,010,589	-
Fair market value of warrants issued to contractors	492,000	302,000	-
Fair market value of options issued to employees and contractors	466,454	402,289	46,859
Fair market value of warrants issued pursuant to convertible debenture
private placement	-	-	963,730
Fair market value of warrants issued pursuant to common share private
placement	-	1,438,618	-
Contributed capital transferred to common shares pursuant to exercising
of options and warrants	(1,033,583)	-	-
Balance at end of the year	3,078,367	3,153,496	1,010,589
Deficit
Balance at the beginning of the year	(37,642,094)	(33,874,636)	(26,038,158)
Net Income (loss) for the year	346,846	(3,767,458)	(7,836,478)
Balance at end of the year	(37,295,248)	(37,642,094)	(33,874,636)
Accumulated Other Comprehensive Income
Balance at the beginning of the year	174,774	261,967	265,639
Net other comprehensive income	394,815	(87,193)	(3,672)
Balance at end of the year	569,589	174,774	261,967
Total Shareholders' Equity (Deficit)	$5,895,233	$1,426,603	$(1,372,389)

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity (deficit).

ENERGY EXPLORATION TECHNOLOGIES INC Notes to the Consolidated Financial Statements As at and for the year ended December 31, 2007 (Expressed in U.S. dollars)

1. Organization and Ability to Continue Operations

Energy Exploration Technologies Inc. ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada.

We own a proprietary technology called Stress Field Detection ("SFD"). SFD is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas production potential. This technology was acquired from its current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD identified exploration wells. By December 31, 2005 the company had generated $33,874,636 of accumulated deficits in conducting these activities.

In 2006 the company commenced commercial operations with the objective of generating a net income through a business model of providing SFD survey services on a fee-for-service basis. Substantially all other oil and gas exploration activities were discontinued at this time. For the year ended December 31, 2006 the company was successful in completing its first fee-for-service SFD survey, earning survey revenue of $1,063,645 and generating a net loss of $3,767,458. For the year ended December 31, 2007 our survey revenue increased to $5,347,982 and we generated net income of $346,846 and generated cash from operating activates of $3,815,102.

The company is in the early stage of commercializing its SFD technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few customers. In 2007, the company's largest customer accounted for 81% of its survey revenue and three customers accounted for 100% of survey revenue. At December 31, 2007 we had amounts outstanding from our two largest customers of $804,806. In 2006, we had two customers who accounted equally for 100% of our survey revenue. While the company is in this early stage of commercialization the Company's financial position is materially impacted by the loss or gain of any one customer.

The company anticipates generating both net income and cash from operation in future years with this business model; however this outcome cannot be predicted with certainty at this time. Although the company generated net income in the year ended December 31, 2007, the company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

We have prepared these consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 and as at December 31, 2007 and 2006 in accordance with accounting principles generally accepted in the United States of America.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Assumptions

The preparation of these consolidated financial statements require management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

Estimates include allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, determination of proved reserves, valuation of undeveloped land, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved. The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term securities with original maturity less than 90 days at the date of acquisition.

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at the lower of original cost and market value.

Revenue Recognition

We recognize revenue on SFD survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of capital assets.

Revenue associated with sales of oil and natural gas is recorded when title passes to the customer and collection of the resulting receivable is deemed reasonably assured.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, short term investments, accounts receivable, trade payables, accrued liabilities, capital lease obligations and convertible debentures. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. denominated cash.

Oil and Natural Gas Properties

We follow the full cost method of accounting for oil and natural gas properties and equipment whereby we capitalize all costs relating to our acquisition of, exploration for and development of oil and natural gas reserves.

Under the full cost method of accounting, capitalized costs are accumulated into cost centers on a country by country basis. These costs are then depleted using the unit of production method based on estimated proved oil and gas reserves as determined by independent engineers. All our oil and natural gas capital assets are located in Canada.

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

The carrying amounts of unproved oil and natural gas properties, which are excluded from the depletion calculation, are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying amounts.

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

  Computer and SFD system equipment 30%
  Computer and SFD system software 100%
  Furniture, fixtures and other equipment 20%
  Flight equipment 10%
  Leasehold improvements over the remaining term of lease

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

Foreign Currency Translation

The functional currency of the company is the Canadian dollar. Foreign currency translation adjustments resulting from the translation of the consolidated financial statements into U.S. dollar equivalents for purposes of financial reporting are included in other comprehensive income (loss). We use the following methodology to translate the Canadian dollar financial statements into U.S. dollars:

  all asset and liability accounts are translated into U.S. dollars at the rate of exchange in effect as of the end of the applicable fiscal period;
  all shareholders' equity accounts are translated into U.S. dollars using historical exchange rates; and
  revenue and expense accounts are translated into U.S. dollars at the average rate of exchange for the applicable fiscal period.

For the three years ended December 31, 2007 foreign currency translation adjustments are the only component of other comprehensive income (loss).

Income Taxes

We follow the liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income tax rates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

On January 1, 2007 the company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109." Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The adoption of Interpretation No. 48 did not have a material impact on the financial statements.

Share-Based Payments

In December 2004, the FASB issued FAS 123-R, "Share-Based Payment ." FAS 123-R is a revision of FASB 123 and supersedes APB Opinion No. 25 " Accounting for Stock Issued to Employees" . FAS 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair market value of the entity's equity instruments. Prior to the adoption of FAS 123-R, we accounted for share-based payments to employees using APB Opinion No. 25 using the intrinsic value method and, as such, we generally did not recognize a compensation expense in our financial statements when issuing stock options to employees.

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

The effective date for implementation of FAS 123-R was January 1, 2006. We adopted this standard using the "modified prospective" transition method. Using the modified prospective method there is no compensation expense recorded for any outstanding options that were vested as of the effective date of this standard. In accordance with the modified prospective transition method, a compensation expense is recorded progressively as unvested options outstanding as of the effective date become vested as well as for options issued subsequent to the effective date. Also under the modified prospective method, prior periods are not restated for the effect of SFAS 123-R, however, a pro forma note disclosure is provided to report what would have been the impact on the prior year if we had elected to follow the fair market value accounting method.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures inherent in cash flow or foreign currency risks.

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

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". Statement No. 157 provides a common definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. However, this Statement does not require any new fair value measurements. Statement No. 157 is effective for fiscal years beginning after November 15, 2007. The company is currently assessing the effect, if any, the adoption of Statement No. 157 will have on its financial statements and related disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ." This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

SFAS No. 141(R) replaces SFAS No. 141, Business Combinations . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The requirements of this standard are not anticipated to have a material impact on the results of the company.

SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The company does not have non-controlling interests and therefore is not affected by the changes resulting from this standard.

3. Oil and Natural Gas Properties

	As at December 31,
	2007	2006
Oil and natural gas properties cost	$5,751,957	$4,894,969
Accumulated depletion and depreciation	(5,716,062)	(4,764,609)
Balance at the end of year	$35,895	$130,360
Proved property costs	$28,517	$45,049
Unproved property costs	7,378	85,311
Balance at the end of year	$35,895	$130,360

NXT performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of oil and gas properties. We valued our proved property at a 10% net present value of our future net revenues from proved reserves based upon a constant price and cost over the projected productive life of the property. The oil and gas future price used was the spot price at December 31, 2007 of Cdn. $6.18 mcf (December 31, 2006 of Cdn. $6.00 mcf). We valued our unproved properties based upon the average price recently paid per acre for similar properties in the open market and then discount these prices to adjust for the reduced life remaining on our leases.

There are no administration costs capitalized to oil and natural gas properties in the years ended December 31, 2007, 2006 or 2005.

4. Other Property and Equipment

	As at December 31,
	2007	2006
Survey equipment	$415,306	$204,268
Furniture and other equipment	368,212	281,017
Computers and software	912,655	634,956
Vehicles	22,829	18,828
Leasehold improvements	13,632	-
Other property and equipment	1,732,634	1,139,069
Less accumulated depreciation, amortization and impairment	(1,224,054)	(927,918)
Net other property and equipment	$508,580	$211,151

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,676 over each of the next five years. Amortization of these assets is included in amortization and depreciation on the statement of income. At December 31, 2007 the capitalized cost of the leased assets is $47,233 ($46,822 Cdn.) and related accumulated amortization is $15,843.

5. Other Accrued Liabilities

	As at December 31,
	2007	2006
Accrued legal and audit	$187,946	$207,995
Commission payable	65,135	-
Other	78,313	27,671
	$331,394	$235,666

The accrued commission on sales, as per agreement, are satisfied through the issuance of common shares based upon the fair market value of the company's commons shares on the date when the accounts receivable related to the commission is paid. This commission obligation will be satisfied through the issuance of 9,205 common shares in the first quarter of 2008.

6. Note Payable

As of December 31, 2006 the company had a Canadian dollar denominated unsecured loan outstanding in the U.S. dollar equivalent amount of $194,137 due to our President, CEO and Director. The loan was repaid including principal and accrued interest on December 20, 2007.

7. Common Shares

The following table provides a continuity of common shares and value since December 31, 2005.

		Common Shares
		Shares	Amount
As at December 31, 2005		21,511,244	$28,229,691
Transactions during the year ended December 31, 2006
•	Issued to discharge accrued liabilities at December 31, 2005.	582,787	809,983
•	Issued in exchange for services provided.	23,363	23,718
•	Issued through the conversion of convertible debentures and accrued interest.	2,627,288	2,902,516
•	Issued on exercise of options.	156,666	89,137
•	Issued in exchange for share issue costs.	152,560	-
•	Issued for cash.	2,124,000	685,382
As at December 31, 2006		27,177,908	$32,740,427
Transactions during the year ended December 31, 2007
•	Issued through the conversion of convertible debentures and accrued interest.	192,401	210,618
•	Issued on exercise of options.	263,000	369,068
•	Issued in exchange for services provided.	90,807	269,416
•	Issued on exercise of warrants.	1,989,265	2,952,996
As at December 31, 2007		29,713,381	$36,542,525

During 2006, NXT closed two private placements for aggregate gross proceeds of $2,124,000 comprised of cash proceeds of $2,094,000 and a set-off of a $30,000 subscription payable against Note Payable. For both private placements a unit was sold at a price of $1.00 and each unit consisted of one common share and one warrant. Each warrant shall entitle the holder to purchase one additional common share at $2.00 per share for a period of two years from the date of issue. The common shares were recorded as gross proceeds less share issue cost consisting of the fair market value warrants issued of $1,438,618. 50,000 units were purchased by officers of NXT.

The company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2007
		Weighted Average
	Net Income	Shares Outstanding	Per Unit
Basic	$346,846	27,838,893		$0.01
Options assumed exercised		2,048,371
Warrants assumed exercised		2,776,560
Preferred shares assumed converted		2,000,000
Shares assumed purchased		(2,786,045)
Diluted	$346,846	31,877,779		$0.01
For the year ended December 31, 2006
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$(3,767,458)	25,038,200		$(0.15)
For the year ended December 31, 2005
		Weighted Average
	Net Income (Loss)	Shares Outstanding	Per Unit
Basic and diluted	$(7,836,478)	21,276,899		$(0.37)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the year ended December 31, 2006 and 2005 as they were antidilutive.

8. Preferred Shares

The company's contractual obligation to issue 10,000,000 series 1 preferred shares to its chief executive officer, president and director initially arose through the execution of the Amended and Restated Technical Service Agreement on December 31, 2005 ("2005 TSA"). This obligation was superseded by the execution of the Technical Transfer Agreement on December 31, 2006 ("2006 TTA"). The company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

The 2005 TSA granted to the company a 10 year license for the SFD Technology in consideration for 10,000,000 series 1 preferred shares with specific attributes. 2,000,000 preferred shares were immediately convertible into common shares on a one-to-one basis and the remaining 8,000,000 preferred shares would be convertible into common shares within the term of the agreement if the company's annual revenues exceed specified performance thresholds. In the event that all performance thresholds are not met within the 10 year term, the company has the right to redeem any unconvertible preferred share for a price of $0.01 per share. Except with the consent of the Board of Directors the series 1 preferred shares shall not be transferable. Additionally series 1 preferred shares do not participate in dividends.

Upon execution of the 2006 TTA the company's legal entitlement to the SFD technology was changed from a license to a direct ownership of the technology. The Agreement modified the revenue objectives such that the thresholds are calculated based on cumulative revenue of the company for the period January 1, 2007 to December 2015. The number of preferred shares were not altered.

The preferred shares as reflected in these financial statements were evaluated at fair market value at December 31, 2005. This value did not change following the execution of the 2006 TTA. The preferred shares issued were valued at December 31, 2005 using an option-pricing model with the following assumptions and valuations:

	Immediately	Conditionally
	Convertible	Convertible	Total
Number of preferred shares	2,000,000	8,000,000	10,000,000
Fair value per preferred shares issued	$1.40	$0.03	$1.50
Cost to convert preferred shares to common shares	$0.00	$0.00	$0.00
Expected dividends paid per common share ($/share)	Nil	Nil	Nil
Expected life (years)	10	10	10
Expected volatility in the price of NXT's common shares	300%	300%	300%
Risk free interest rate (%)	4%	4%	4%
Fair market value of preferred shares	$2,800,000	$200,000	$3,000,000

The value for the preferred shares is substantially assigned to the first two million preferred shares that are immediately convertible into common shares. The remaining eight million preferred shares have been assigned a nominal value reflecting the uncertainty that the required revenue objectives will be achieved to allow the preferred shares to be convertible into common shares.

As per FAS 2 "Accounting for Research and Development Costs" intangibles that are purchased from others for a particular research and development project and that have no alternative uses and therefore no separate economic value, such as the SFD intellectual property, are to be accounted for as research and development expense at the time the cost is incurred. We recorded a $3,000,000 research and development expense in 2005 and no research and development expense in 2006 or 2007.

9. Convertible Debentures

As at December 31, 2007 the principal amount of debt obligation outstanding was nil. At December 31, 2007 $180,107 of unpaid registration penalty was outstanding and was paid in the first quarter of 2008. The company's debenture obligation, including interest, was discharged through the issuance of common shares. The company's registration penalty obligation was settled in cash.

During 2005 we closed private placement bridge financing contracts. Pursuant to these contracts the company issued financial instruments that converted into $1,955,342 of debentures and 1,989,265 warrants in exchange for cash proceeds of $1,649,764 (net of commission paid of $24,928) and the conversion of note payable and accrued interest of $280,650 for an aggregate net value proceed of $1,930,414. The debentures were convertible into common shares.

Each debenture had a stated term that defined a termination of the debentures beginning on March 7, 2007 through to June 7, 2007. The debentures earned interest at ten percent per annum. Additionally, debenture holders were entitled to a two percent registration penalty as the underlying shares to the debenture were not made available for resale within 90 days of the original closing date of the debenture financing.

The debentures were assessed under SFAS 133 as containing an embedded derivative liability. Accordingly the company bifurcated the embedded conversion option and accounted for it as a derivative instrument liability because the conversion price of the debt was potentially adjusted if we issued common stock at a lower price than the stated conversion rate. This derivative instrument liability was initially recorded at its fair value and is then adjusted to fair value at the end of each subsequent period, with changes in the fair value charged or credited to income in the period of change. This embedded conversion option was revalued using the binomial option pricing model. The warrants issued along with the convertible debenture were classified as equity in accordance with EITF 00-19 and were valued using a Black Scholes model.

The proceeds received on issuance of the convertible debt during 2005 were first allocated to the fair value of the bifurcated embedded derivative instruments included in the convertible notes and the warrants, with the remaining proceeds allocated to the convertible debentures, resulting in the debentures being recorded at a significant discount from their face amounts as shown in the table below. This discount was then accreted, together with the stated interest on the debenture, using the effective interest method over the term of the debenture.

Proceeds received on issuance of the convertible debentures	$1,913,260
Minus:
Fair value of the conversion options (derivatives)	503,564
Fair value of warrants	963,730
Discount applied to convertible debentures	1,467,294
Convertible debentures discounted carrying value at date of issue	$445,966

The fair value of the conversion options was an embedded derivative instrument that required fair market valuation at inception and at the end of each reporting period. This option was valued using an option-pricing model that assumed that the maximum price was the forced conversion feature price inherent in the convertible debenture. The value at inception was $503,564, at December 31, 2005 it was $1,421,384, $68,994 at December 31, 2006 and nil at December 31, 2007. Change in the value of the conversion feature was expensed in the period when it occurred.

Immediately prior to the conversion of a convertible debenture to common shares we amortized the remaining debt discount for that debenture and revalued its conversion feature to fair market value. The resulting change in carrying value of the debenture and conversion feature was recorded as a charge or credit to income. Common shares issued through the conversion of a debenture were valued as the sum of the fair market value at the date of conversion of the fully accreted value of the debenture and value of the conversion feature.

In accordance with this accounting procedure, the value of the convertible debenture and the conversion feature as at December 31, 2007 and 2006 are as follows:

	For the year ended December 31,
	2007	2006
Convertible Debenture:
Debenture carrying amount and accrued interest at beginning of year	$569,156	$981,986
Accretion expense	-	1,008,639
Interest expense including registration penalty	89,788	530,835
Converted to common share	(136,580)	(1,952,304)
Registration penalty paid	(342,257)	-
Debenture carrying amount and accrued interest at end of year	$180,107	$569,156
Conversion feature:
Conversion feature carrying value at beginning of year	$68,994	$1,421,384
Fair value of the conversion feature at inception	-	-
Converted to common share	(68,994)	(950,212)
Change in fair market value	-	(402,178)
Fair value of the conversion feature at end of year	$-	$68,994

The outstanding principal, interest and registration penalty as at December 31, 2006 was $133,471, $869 and $434,816 respectively. During 2007 penalties of $342,257 were paid out and the payment of the remaining $180,107 in penalties was made in the first quarter of 2008.

10. Employee, Directors and Contractor Options

Outstanding options as of December 31, 2007:

			Weighted average		Weighted average
			exercise price of		exercise price of
	Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
	under $0.50	226,667	$0.35	226,667	$0.35
	$0.50 - $1.00	381,741	$0.72	298,408	$0.69
	$1.00 - $2.00	1,162,963	$1.40	254,463	$1.40
	$2.00 - $3.00	277,000	$2.16	235,000	$2.18
over $	4.00	300,000	$4.90	-	-
	Total outstanding	2,348,371	$1.72	1,014,538	$1.14

Outstanding options as of December 31, 2006:

			Weighted average		Weighted average
			exercise price of		exercise price of
	Range of exercise prices	Outstanding options	outstanding options	Options exercisable	exercisable options
	under $0.50	310,001	$0.36	310,001	$0.36
	$0.50 - $1.00	416,741	$0.72	236,741	$0.67
	$1.00 - $2.00	539,463	$1.29	143,463	$1.45
	$2.00 - $3.00	314,000	$2.19	260,667	$2.20
over $	4.00	8,000	$4.13	8,000	$4.13
	Total sum of outstanding	1,588,205	$1.15	958,872	$1.13

Average contractual life for all outstanding options under the Plans as of December 31, 2007 and 2006:

		Weighted average remaining contractual life
		(years)
	Range of exercise prices	December 31, 2007	December 31, 2006
	under $0.50	0.8	1.6
	$0.50 - $1.00	2.3	3.9
	$1.00 - $2.00	3.6	3.0
	$2.00 - $4.13	1.8	2.3
over $	4.00	5.0	1.9
	Total sum of outstanding	3.1	2.8

Continuity of options for the years ended December 31, 2007 and 2006:

	For the year ended December 31, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	1,588,205	$1.15	1,683,000	$1.87
Granted	1,220,500	$2.32	473,204	$1.15
Forfeited	(197,334)	$1.57	(433,000)	$1.84
Exercised	(263,000)	$1.14	(134,999)	$0.60
Options outstanding as at December 31	2,348,371	$1.72	1,588,205	$1.15
Exercisable as at December 31	1,014,538	$1.14	958,872	$1.13

In 2007 and 2006 the Company's officers and directors had the following options granted, forfeited or exercised:

	For the year ended December 31, 2007		For the year ended December 31, 2006
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Granted	885,000	$2.62	200,000	$1.14
Forfeited	(60,000)	$1.18	(105,000)	$2.13
Exercised	(70,000)	$0.37	(30,000)	$0.65

Unvested options outstanding as of December 31, 2007 and 2006 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

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

Issuance of options to any one participant shall not exceed five percent of the total number of issued and outstanding common shares in any 12 month period with consultants retained for investor relations duties further restricted to two percent in any 12 month period without permission of the stock exchange or exchanges on which the common shares of the company are listed. Furthermore, shareholder approval is required for grants of options to insiders of options that exceed ten percent of the issued common shares within any 12 month period. No options shall be granted for a term exceeding five years without permission of the stock exchange or exchanges on which the shares of the company are listed. All options issued under Plans are issued from treasury.

We received $2,288,482, $89,137 and $56,275 cash from the exercise of stock options and warrants during the year ended December 31, 2007, 2006 and 2005 respectively.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2007 the company recorded stock-based compensation expense of $425,453 (2006- $406,320).

The incremental stock-based compensation expense in the year ended December 31, 2007 and 2006 was derived from stock options issued under share-based compensation plans. Stock options were issued with an exercise price equal to the current market price on the date of grant, subject to a three year vesting period and with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,
	2007	2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	65%	127%
Risk free interest rate (%)	4%	4%
Weighted average grant date fair market value per share	$1.96	$0.64
Intrinsic value of options exercised	$2.87	$0.67

As of December 31, 2007 there was $1,242,910 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

For the year ended December 31, 2005 there was no incremental stock-based compensation expense recognized as a result of the adoption of SFAS 123-R as we adopted this standard using the modified prospective transition method. Prior to the adoption of SFAS 123-R, the company applied APB 25 to account for its stock-based awards. Had we elected to follow the modified retrospective method, an alternative transition method provided for under SFAS 123-R, to transition from APB 25, we would have recorded additional compensation expense for the year ended December 31, 2005 of $516,525 .

The following table details the effect on net income and earnings per share had compensation expense for the Employee Stock-Based Awards been recorded in the years ended December 31, 2005 based on the modified retrospective method.

For the year ended
December 31, 2005
Net loss as reported	$(7,836,478)
Add: stock-based employee compensation expense included in reported net loss	46,859
Less: total stock-based employee compensation expense determined under the fair value
method for all awards	(516,525)
Pro forma net loss for the year	$(8,306,144)
Pro forma basis and diluted loss per common share	$(0.39)

The pro forma stock-based employee compensation expense determined under the fair value method for the year ended December 2005 was derived from stock options issued to employees under share-based compensation plans. Stock options were issued at the current market price on the date of grant, subject to a three year vesting period with a contractual term of five years. The grant date fair value is calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions.

For the year ended
December 31, 2005
Weighted average fair value of options granted ($/option)	$1.11
Expected dividends paid per common share	Nil
Expected life (years)	3
Expected volatility in the price of common shares (%)	213%
Risk free interest rate (%)	4%

11. Warrants

Continuity of warrants for the years end December 31, 2007 and 2006:

	As at December 31, 2007		As at December 31, 2006
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	4,615,825	$1.54	3,501,592	$1.76
Exercised in year	(1,989,265)	$1.00	-	-
Issued through private placement	-	-	2,124,000	$2.00
Issued as commission for private placement	-	-	152,560	$2.00
Issued for services	150,000	$2.20	350,000	$1.60
Expired	-	-	(1,512,327)	$2.75
Outstanding as at end of the year	2,776,560	$1.96	4,615,825	$1.54

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The warrants have an exercise price of $2.20 and expire on December 3, 2009 unless NXT's common shares close at or above $6.00 per share on the TSX-V for 20 consecutive days at which point the exercise period will expire 30 days following this condition being met.

Outstanding warrants as of December 31, 2007 and 2006:

	As at December 31, 2007		As at December 31, 2006
		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual
Exercise prices	warrants	life (years)	Outstanding warrants	life (years)
$1.00	-		1,989,265	0.8
$1.60	350,000	0.3	350,000	1.3
$2.00	2,276,560	0.3	2,276,560	1.3
$2.20	150,000	2.0	-	-
Total sum of outstanding	2,776,560	0.4	4,615,825	1.1

The grant date fair value of warrants issued was calculated using the Black-Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,
	2007	2006
Expected dividends paid per common share	Nil	Nil
Expected life (years)	2	2
Weighted average volatility	81%	105%
Risk free interest rate (%)	4%	4%

In 2007 and 2006 the Company's officers and directors had the following warrants granted and exercised:

	For the year ended December 31, 2007		For the year ended December 31, 2006
	# of warrants	exercise price	# of options	exercise price
Granted through participation in 2006
Private placement	-	$ -	50,000	$1.00
Exercised	32,844	$1.00	-	$ -

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.

	For the year ended December 31,
	2007	2006
Canadian statutory income tax rate	32.12%	34.50%
Income tax expense (recovery) at statutory rate	$111,407	$(1,299,773)
Effect of non tax deductible expenses on income taxes:
Stocked-based compensation	342,407	242,944
Accretion on convertible debentures	2,045	209,199
Rate reduction	506,428	799,665
Other	244,042	52,055
Valuation allowance	(1,206,329)	(4,090)
Income tax expense (recovery)	$-	$-

Our accounts contain the following deferred income tax assets and liabilities:

	As at December 31,
	2007	2006
Deferred income tax assets:
Net operating loss carry forwards, United States	1,980,902	1,921,781
Net operating loss carry forwards, Canada	2,733,639	3,187,468
Property and equipment	2,246,777	2,056,516
Valuation allowance	(6,961,318)	(7,165,765)
Net deferred tax asset	$-	$-

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the years ended December 31, 2007, 2006 and 2005. We have provided a full valuation allowance on the deferred tax asset and liability, consisting primarily of net operating loss carry forwards, because of uncertainty regarding its realization. The decrease in the valuation allowance on the deferred tax asset during the year ended December 31, 2007 was $204,447 compared with $807,473 and $1,282,013 for the years ended December 31, 2006 and 2005 respectively. These decreases are largely due to the reduction in Canadian income tax rates and to the application of FIT assets to reduce current taxes to zero. All income for tax purposes generated during the year is in Canada.

Prior to 2007, the company and its subsidiaries had incurred losses since their incorporation and have not been assessed by tax authorities. Accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2007, 2006, and 2005:

	For the year ended December 31,
	2007	2006	2005
Collective wages, fees, bonuses and benefits paid to executive officers
of NXT, who were also directors of NXT	$224,339	$162,027	$107,389
Accounts receivable due from executive officers	$-	$-	$2,884
Interest expense recognized or paid to related parties and officers	$13,627	$14,678	$25,636

A Director of NXT is also an officer for one of our SFD survey clients. We recorded revenue from this client for the year ended December 31, 2006 of $531,523 with no revenue in the years ended December 31, 2005 and 2007. At December 31, 2006 there was a $263,494 account receivable due from this client that was received in 2007.

In 2006, 582,787 common shares were issued to discharge $729,341 of accrued liabilities as at December 31, 2005. These obligations were related to services provided by consultants for corporate strategy and planning services provided in 2005. Of these shares, 65,534 were issued to an individual who is currently an officer of the Company and 400,000 were issued to an individual who is currently a director of the Company. In both cases the services were provided prior to these individuals accepting their positions with the Company.

14. Commitments and Contingencies

In May 2006 we entered into a lease agreement for our offices for a six year term beginning November 1, 2006 and ending October 31, 2012. The monthly minimum sublease payments are Cdn. $18,020 per month for the first three years and Cdn. $19,266 per month for the remaining three years of the lease. Pursuant to this lease agreement NXT provided the landlord security in the form of a Cdn. $115,000 letter of credit from a Canadian bank for a minimum term of one year. NXT secured the letter of credit with cash held on deposit with a major Canadian bank.

On November 27, 2002 we were served a Statement of Claim. The plaintiff alleges that NXT failed to pay him compensation of $74,750, plus interest, under a consulting agreement and further alleges that NXT, without lawful justification, obstructed him from trading his shares of NXT. On December 10, 2002 we filed our Statement of Defense. The plaintive is a past President and director of NXT. We believe the claim against us is contentious because of the ambiguity of the arrangements and we are defending ourselves against the claim.

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

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the current period to conform to the current year's presentation.

16. Subsequent Events

Subsequent of December 31, 2007 common stock warrants were exercised for proceeds of U.S. $1,281,086 and resulting in the issuance of an additional 640,543 common shares.

In April 2008 the company refunded Cdn. $400,777 of deposits that had been recorded as unearned revenue at December 31, 2007.

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

NXT does not have significant oil and gas producing activities for 2006 or 2007 in accordance with the significance test as outlined in SFAS No. 69 and accordingly no supplemental information is provided for 2006 or 2007.

Table I

Total Costs Incurred in Oil and Natural Gas Acquisition, Exploration and Development Activities

For the year ended December 31,
2005
Acquisition costs	$42,633
Exploration costs	627,616
Development costs	-
$670,249
Table II
Capitalized Costs Related to Oil and Natural Gas Producing Activities
As at December 31,
2005
Proved property costs	$57,714
Unproved property costs	4,874,816
4,932,530
Accumulated depreciation, depletion ,	(3,844,286)
Net capitalized cost	$1,088,244

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

For the year ended December 31,
2005
Proved reserves – natural gas and condensate (MMCF):
Proved reserves, beginning of year	20,000
Additions	-
Production	(2,000)
Technical revision	1,000
Proved reserves, end of year	19,000

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

As at December 31,
2005
Future cash inflows	$181,427
Future production costs	(30,095)
Future development costs	(6,019)
Future net revenue before income taxes	145,313
10% annual discount for estimated timing	(20,635)
Discounted future net cash flows before	124,678
Future income taxes, discounted at 10%	-
Standardized measure of discounted	$124,678

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

The following tables set forth the price history of the company’s common stock listed on the OTCBB in the United States and the TSX-V in Canada.

		OTCBB US$ per share
Period		High	Low
Year ended-	December 31, 2007	$5.89	$1.05
Year ended-	December 31, 2006	$1.75	$0.70
Year ended-	December 31, 2005	$2.30	$0.55
Year ended-	December 31, 2004	$3.00	$1.10
Year ended-	December 31, 2003	$2.90	$0.09

Quarter ended-	March 31, 2008	$4.87	$2.10
Quarter ended-	December 31, 2007	$5.89	$3.70
Quarter ended-	September 30, 2007	$5.09	$1.80
Quarter ended-	June 30, 2007	$2.60	$1.80
Quarter ended-	March 31, 2007	$2.44	$1.05
Quarter ended-	December 31, 2006	$1.39	$0.75
Quarter ended-	September 30, 2006	$1.30	$0.70
Quarter ended-	June 30, 2006	$1.50	$0.85
Quarter ended-	March 31, 2006	$1.75	$0.85

Month Ended-	May 31, 2008	$3.65	$2.06
Month Ended-	April 30, 2008	$2.68	$1.96
Month Ended-	March 31, 2008	$3.00	$2.10
Month Ended-	February 28, 2008	$3.94	$2.30
Month Ended-	January 31, 2007	$4.87	$3.00
Month Ended-	December 31, 2007	$5.15	$4.30

		TSX-V Cdn$ per share
Period		High	Low
Quarter ended-	March 31, 2008	$4.90	$2.01

Month ended-	May 31, 2008	$3.70	$2.10
Month ended-	April 30, 2008	$2.79	$2.00
Month ended-	March 31, 2008	$3.00	$2.01
Month ended-	February 28, 2008	$3.90	$2.80
Month ended-	January 31, 2008	$4.90	$3.21
Month ended-	December 31, 2007	$5.20	$4.30

B.

Plan of distribution

Not applicable – The company is filing this Form 20-F as an annual report.

C.

Markets

Our common shares are quoted in the United States on the OTCBB under the symbol “ENXTF”, in Canada on the TSX Ventures Exchange under the symbol “SFD.V” and in Europe on the Frankfurt and Berlin Exchanges under the symbol “EFW”.  The company’s common shares commenced trading on the OTCBB pursuant to a reverse take in 1996; and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004 and TSX Ventures Exchange in December 2007.

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

(c)

the transferee of those shares;

▪

produces properly endorsed share certificates; or

▪

otherwise establishes ownership of the shares; and

▪

demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting;

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date”.

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

As discussed below, the company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2007 and based on currently available information does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2008.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by the company concerning its “passive foreign investment company” status or that the company will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.  Accordingly, although the company expects that it may be a QFC for the taxable year ending December 31, 2008 there can be no assurances that the IRS will not challenge the determination made by the company concerning its QFC status, that the company will be a QFC for the taxable year ending December 31, 2008 or any subsequent taxable year, or that the company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS if any.

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by the company generally will constitute “foreign source” income and generally will be categorized as “passive category income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

If the company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat the company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

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

The company does not believe that it was a PFIC for the taxable year ended December 31, 2007 and based on currently available information does not expect that it will be a PFIC for the taxable year ending December 31, 2008.  The determination of whether the company was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  In addition, whether the company will be a PFIC for the taxable year ending December 31, 2008 and each subsequent taxable year depends on the assets and income of the company over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by the company concerning its PFIC status or that the company was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Canadian Income Tax

Dividends paid or credited, or that NXT deems to pay or credit, on the common shares to Unconnected U.S. Shareholders will be subject to Canadian withholding tax. Under the Convention, the maximum rate of withholding tax on dividends paid or credited on the common shares is 15% if the beneficial owner of such dividends is an Unconnected U.S. Shareholder. However, that rate is reduced to 5% under the Convention if the beneficial owner of such dividends is an Unconnected U.S. Shareholder that is a corporation that owns at least 10% of the voting stock of NXT.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations

We currently hold our cash in Canadian and US currency. This does expose us to exchange rate fluctuations between the Canadian and United States currencies.  We do not engage in activities to mitigate the effects of foreign currency. At December 31, 2007 we held approximately $7,700,000 in Cash, cash equivalents and short term investments and our 2007 revenue in Canadian dollars of $5,600,000. A one percent change in the Canadian dollar rate relative to the US dollar is estimated to affect revenues by $56,000 and exchange gain and loss by $77,000 per year.  See “Currency Exchange Rates”.

Interest Fluctuations

At December 31, 2007 we held approximately $7,700,000 in Cash, cash equivalents and short term investments.  If all this cash was held in an interest bearing account a 1% change in interest rates would result in approximately $77,000 per year change in interest income for the year.

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

ITEM 15.

CONTROLS AND PROCEDURES

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the company in reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure.

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

As of December 31, 2007 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-14.  Based upon the foregoing, our Responsible Officers concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Our management, under the supervision of the Responsible Officers, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Responsible Officers have concluded that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As stated above, we have concluded on the effectiveness of our internal controls over financial reporting.  During this process, we identified the following two areas of potential concern, which are common to many companies of our size:

•

Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern in controls by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our board of directors is actively involved in many aspects, including approval of all Authorities of Expenditure, including those with limited financial impact; and

•

The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

There has been no change in the company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

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

During 2007 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any Directors, Officers and Employees.  Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary AB, T2P 3E6 Canada.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years 2007 and 2006.

	Year ended December 31,
	2007	2006
Audit fees	$ 172,601	$ 162,845
Audit-related fees (20-F review)	41,093	20,095
	213,694	182,940
Tax fees	18,345	10,630
All other fees (S-8 registration review / TSX-V listing review)	59,243	-
Total fees	$ 291,282	$ 193,570

Audit Committee’s Pre-approval Policies and Procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements.  Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. All fees shown have been pre-approved by the Audit Committee.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

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

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(4)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended Bylaws for Energy Exploration Technologies
1.6(8)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.7(15)	Schedule of Series Provisions, Preferred Shares, Series I
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(4)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(3)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(3)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.7(1)	Warrant certificate for 200,000 Common Shares issued to SFD Investment LLC
2.8(3)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(3)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(16)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(16)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.12(1)	Stockholder Agreement dated April 3, 1998 among Pinnacle Oil International, Inc., R. Dirk Stinson, George Liszicasz and SFD Investment LLC
2.13(12)	2004 Stock Award and Stock Option Plan
2.14(17)	2006 Stock Option Plan
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.32(13)	Loan Agreement dated May 19, 2005 and entered into with 1107200 Alberta Ltd.
4.33(13)	Notice of Termination of Restated Technology Agreement with Momentum Resources Corporation dated September 9, 2005
4.35(14)	Loan Agreement Amendment dated April 7, 2006 and entered into with our CEO, Mr. George Liszicasz
4.36(15)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(15)	SFD Technology Ownership Agreement dated December 31, 2006
4.38(15)	Schedule of Series Provisions, Preferred Shares, Series I
4.39(15)	Technology Transfer Agreement dated December 31, 2006
8.1 (18)	List of Subsidiaries
11.1(9)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification
12.2	Rule 13a-14(a)/15d-14(a) Certification
13.1	Section 1350 Certification
13.2	Section 1350 Certification
15.1	Consent of Deloitte & Touche LLP
15.2	Consent of KPMG LLP
15.3	Consent of Reliance Engineering Group Ltd.
15.4	Consent of Dr. Nimr Arab
15.5	Consent of GLJ Petroleum Consultants

___________________

[1]	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027).

[2]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for our year ended December 31, 1998 as filed on March 31, 1999.

[3]	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999.

[4]	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000.

[5]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 as filed on May 15, 2000.

[6]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2001 as filed on April 1, 2002.

[7]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 as filed on November 14, 2002.

[8]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003.

[9]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004.

[10]	Previously filed as an Exhibit to a Current Report on Form 8-K dated November 4, 2004 as filed on November 12, 2004.

[11]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 as filed on November 22, 2004.

[12]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005.

[13]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 as filed on September 22, 2005.

[14]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2005 as filed on April 16, 2006.

[15]	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.

[16]	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.

[17]	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007.

[18]	Previously filed as an Exhibit to Form 20-F for the year ended December 31, 2006 as filed on June 20, 2007.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Energy Exploration Technologies Inc

By:  /s/ George Liszicasz

        George Liszicasz,

        Director, Chairman and Chief Executive Officer

Dated: June 20, 2008

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

 Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such an evaluation; and

(d)

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

Dated: June 20, 2008

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

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls or procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such an evaluation; and

(d)

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

Dated: June 20, 2008

/s/ Ken Rogers

Ken Rogers,

VP Finance and Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Energy Exploration Technologies Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 20, 2008

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

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of Energy Exploration Technologies Inc.  (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 20, 2008

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

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in the following Registration Statements:

•

Registration Statement No. 333-89251 on Form S-8;

•

Registration Statement No. 333-108465 on Form S-8;

•

Registration Statement No. 333-129803 on Form S-8;

•

Registration Statement No. 333-146890 on Form S-8

and to the use of our reports dated April 19, 2006 relating to the consolidated financial statements of Energy Exploration Technologies Inc. for the year ended December 31, 2005 (which audit report expresses an unqualified opinion on the consolidated financial statements and includes a separate paragraph on our consideration of internal control over financial reporting and also includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to substantial doubt about the company’s ability to continue as a going concern) appearing in the Annual Report on Form 20-F of Energy Exploration Technologies Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

June 20, 2008

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

The Board of Directors

Energy Exploration Technologies Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of Energy Exploration Technologies Inc. of our report dated April 9, 2008, except as to note 16 which is as of June 20, 2008, with respect to the consolidated balance sheets of Energy Exploration Technologies Inc. as of December 31, 2007 and 2006  and the related consolidated statements of income (loss) and comprehensive income (loss), cash flow and shareholders’ equity (deficit )  for each of the years in the two-year period ended December 31, 2007, which report appears in the December 31, 2007 Form 20-F of Energy Exploration Technologies Inc. and to the inclusion of our comments for US Readers on Canada-US Reporting Differences which appears in the Form 20-F.

/s/  KPMG LLP

Calgary, Canada

June 20, 2008

Exhibit 15.3

CONSENT OF RELIANCE ENGINEERING GROUP LTD.

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 333-89251, 333-108465, 333-129803 and 333-146890) of Energy Exploration Technologies Inc. of references to our name and our report dated February 27, 2006 and of information derived from the report which appear in this Form 20-F of Energy Exploration Technologies Inc. for the year ended December 31, 2007.

/s/ Anant Shah

A.J. Shah, P.Eng.

Reliance Engineering Group Ltd.

Calgary, Alberta
June 20, 2008

Exhibit 15.4

CONSENT OF DR. NIMR ARAB

I hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 333-89251, 333-108465, 333-129803 and 333-146890) of Energy Exploration Technologies Inc. of references to my name and my report dated September 2004 and of information derived from the report which appear in this Form 20-F for the year ended December 31, 2007.

/s/ Dr. Nimr Arab

Dr. Nimr Arab

Syria
June 20, 2008

Exhibit 15.5

CONSENT OF GLJ PETROLEUM CONSULTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 333-89251, 333-108465, 333-129803 and 333-146890) of Energy Exploration Technologies Inc. of references to our name and our report dated October 2005 and of information derived from the report which appears in this Form 20-F for the year ended December 31, 2007.

/s/ GLJ Petroleum Consultants

GLJ Petroleum Consultants

Calgary, Alberta
June 20, 2008