Form 20-F
period 2009-12-31
NXT Energy Solutions Inc.
filed 2010-06-29
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[    ]

Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]

Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009.

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

30,701,796 common shares and 10,000,000 preferred shares outstanding as of December 31, 2009

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

TABLE OF CONTENTS

GENERAL INFORMATION

 FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

These risks include:

•

customer satisfaction and quality issues;

•

dependence on a few clients;

•

competition;

•

instability of the financial markets;

•

downturn in capital expenditures by small to mid-size oil and gas exploration companies;

•

technology risk;

•

loss of key personnel;

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

PART I

ITEM 1.

IDENTITY OF FIRECTORS, SENION MANAGEMENT AND ADVISERS

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 3.

KEY INFORMATION

A.

Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income data for each of the three years ended December 31, 2007, 2008 and 2009 and selected consolidated balance sheet data as of December 31, 2008 and 2009 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this document. The consolidated statements of income data for each of the years ended December 31, 2005 and 2006 and selected consolidated balance sheet data as of December 31, 2005 and 2006, are derived from our United States dollar audited financial statements not included in this document that have been converted into Canadian dollars. The selected consolidated balance sheet data as of December 31, 2007 is derived from our Canadian dollar audited financial statements not included in this document.

Throughout the history of the company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar based on the noon rate of exchange of the U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada.

Date	Cdn / US $ Exchange

Month ended-	High	Low
May 31, 2010	1.0778	1.0134
April 30, 2010	1.0201	0.9961
March 31, 2010	1.0421	1.0113
February 28, 2010	1.0734	1.0420
January 31, 2010	1.0657	1.0251
December 31, 2009	1.0713	1.0405

Quarter/Year ended-	Average
March 31, 2010	1.0401
December 31, 2009	1.1420
December 31, 2008	1.0716
December 31, 2007	1.0666
December 31, 2006	1.1308
December 31, 2005	1.2085

	Ending
June 24, 2010	1.0437

B.

Capitalization and indebtedness

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

We are in the early stages of commercializing our SFD® survey technology following a long history of generating losses. As at December 31, 2009 our deficit was $55,040,931 consisting of accumulated net losses of $47,638,207 incurred prior to fiscal 2006 and accumulated net losses of $7,402,724 since 2006. The losses incurred prior to 2006 related to the development and industry validation of our SFD® technology. During this period we derived no direct revenue from our SFD® technology. In 2006 we commenced offering our SFD® survey services to third parties on a fee-for-service basis. In the period from 2005 through to the present, in aggregate, we earned SFD® survey revenue of $13,885,923.

The company’s ability to generate cash flow from operations will depend on its ability to continue to service its existing clients through new survey contracts and develop new clients for its services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future clients through demonstrating the value that the company can bring to their exploration activities. Until we can demonstrate our ability to continue to service existing clients and develop new clients for our SFD® services over a longer period of time, we cannot be certain that we are in a position to continue operating indefinitely. The company’s ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements included within this Form 20-F.

Our revenue and future business opportunities may be negatively impacted should our clients be unable to raise the required capital to conduct exploration activities.

Our clients’ inability to raise capital can adversely affect our ability to earn revenue and generate cash from operating activities.

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

Although NXT manages this conflict of interest risk through maintenance of a strong independent board of directors, all related party transactions have the potential for conflicts of interest that may undermine the board's fiduciary responsibility to NXT shareholders.

Our revenue and future business opportunities are impacted by oil and gas price fluctuations.

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services will be impacted by oil and natural gas prices changes. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general if commodity prices decline our opportunity to sell properties and our ability to find companies willing to expend funds for SFD® survey contracts will also decline.

Our financial position is impacted by currency fluctuations.

We currently hold our cash in Canadian, U.S. dollars and Colombian pesos. We can earn revenues in Canadian dollars, U.S. dollars and other foreign currencies. Our reporting currency is in Canadian dollars. We do not engage in currency hedging activities. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars can expose us to exchange rate fluctuations between the Canadian and foreign currencies. See Item 11 of this Form 20-F.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies, yet report our financial results in Canadian dollars. Furthermore we intend to enter into contracts to provide services in foreign countries and may conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the company's business, financial condition and results of operations.

Our net income or loss is impacted by interest rate fluctuations.

We currently maintain some of our available cash in short term investments that generate interest income that can be adversely affected by any material changes in interest rates. See Item 11 of this Form 20-F.

We rely upon the availability of charter aircraft to conduct our survey operations.

Since the sale of our aircraft in 2003, NXT has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD® survey operations on an as-required basis for an hourly charter fee. NXT is not required to make a capital investment in a chartered aircraft. The only potential prepayment may be the purchase of blocks of aircraft time, other advance payments and/or the cost paid by NXT for specific modifications to a chartered aircraft to meet our survey requirements.

On May 8, 2009 we entered into a charter agreement with Air Partners Corp., a Calgary Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements for a minimum period of one year and then on May 8, 2010 this agreement was extended to August 8, 2010.

Although various charter operators have provided aircraft charter services since the disposal of our aircraft in 2003 there is a risk that a suitable aircraft may not be available at some future date from a charter operator. Should the company be unable to charter a suitable aircraft, then NXT would be required to acquire an aircraft. A suitable used aircraft is expected to cost approximately U.S. $4,000,000 and the company anticipates that 75% financing may be available to make the aircraft purchase. The time period to acquire an aircraft and then obtain required regulatory approval to conduct the first survey flight may take several months.

Should we be unable to receive aircraft services from a suitable charter operator in the future and we are unable to acquire an alternative suitable aircraft in a timely fashion we would be unable to conduct SFD® surveys for clients and this inability would have a material adverse effect on the company's business, financial condition and results of operations.

We are a small business with limited personnel and our inability to segregate duties between administrative staff may result in an internal control weakness.

Certain duties that are most appropriately segregated between different employees are, due to our limited staff, assigned to one individual.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is too small.

Although the company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, if these alternative controls fail then this lack of separation of duties exposes the company to misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations.

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

A risk does exist that an unknown party may claim some legal entitlement to Mr. Liszicasz’ intellectual property, NXT’s rights to commercialize this intellectual property or NXT’s right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan. If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the company's business, financial condition and results of operations.

We rely on a limited number of SFD® sensors and this limitation may affect our ability to conduct business.

We have a limited number of SFD® sensors. We are manufacturing additional sensors and have been successful in manufacturing several new sensors in the last 12 months. We survey with an array of 14 sensors and we currently possess sufficient sensors to create at least 2 sensor arrays The company would be at risk if these existing sensors are damaged, destroyed, wear out, are stolen or in any way made unavailable for operations prior to creating and testing additional sensors. Should we lose these sensors our ability to conduct surveys will be delayed for several months as we build new sensors and in this period we may be unable to satisfy certain contractual obligations. An inability to satisfy contractual obligations within the specified period or at all may jeopardize future revenue opportunities and may potentially result in a client drawing on a performance bond posted or otherwise making claims against the company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

Also, we rely on equipment for data acquisition and signal conditioning of the SFD® signal and should this equipment be damaged, destroyed or in any other way not be available for our operations then we will be unable to conduct surveys and meet contractual obligations. If equipment necessary to conduct surveys became damaged, destroyed or otherwise unavailable, there is a risk that our ability to conduct surveys will be delayed for several months and we may be unable to satisfy certain contractual obligations. A default may jeopardize future revenue opportunities and may potentially result in a client drawing on a performance bond posted or otherwise making claims against the company for breach of contract.

Unless we pursue ongoing technological improvement and development we may be unable to respond to changes in customer requirements or new competitive technologies.

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

We are dependent on key personnel and the loss of any of these key persons will impact our ability to conduct business.

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

We have a dependence on Mr. Liszicasz to interpret the SFD® data and to enhance our technology. The company is working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize the company’s reliance on Mr. Liszicasz to perform these functions. Currently four persons have become trained to interpret SFD® signals; however currently none are trained to an equivalent skill level of Mr. Liszicasz.

Although the company has engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if the company is unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse affect our ability to interpret the data from SFD® surveys or to enhance our technology.

We rely on a limited number of company personnel who possess the knowledge and skills required to interpret SFD® data for clients and replacement personnel cannot be found and trained quickly. The loss of any of these key employees or an increased demand for our services by clients can impair our ability to meet client demands for our services and therefore impact our ability to earn revenue.

Within the province of Alberta the skilled personnel that we require are in short supply and in addition there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected thereby restricting our ability to earn revenue.

A single major shareholder who is also a board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, beneficially owns, as of June 1, 2010, approximately 17% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he owns 10,000,000 preferred shares, 2,000,000 of these preferred shares are convertible immediately on a one-to-one basis at the discretions of Mr. Liszicasz, and the balance are convertible into common shares subject largely to certain revenue performance conditions being met. If all the preferred shares were converted and there was no other change in our share structure he would own 38% of common shares. See Notes to the Consolidated Financial Statements or Item 4.B Information on the Company – Business overview – Key Contract on Which We Rely for additional information relating to the preferred shares.

Although Mr. Liszicasz is governed by our code of conduct and has a fiduciary responsibility to the company and its shareholders, and we maintain a majority of independent board of directors, if these conflict of interest controls are not effective, decisions may be made by the company that may advantage Mr. Liszicasz and negatively impact other shareholders.

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

There is a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), Over the Counter Bulletin Board (the “OTCBB”) and the Frankfurt and Berlin Exchanges and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

Because we have a limited operating history and only one profitable year to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the low trading volume small trades of the company’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly investors in the company’s common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

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

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate subject to compliance with applicable exchange regulations, corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares, that may result in of common share value dilution.

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

The company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property. We have no immediate intention of obtaining a patent for the SFD® technology as we believe the risk and cost of seeking a patent exceed the benefits of a patent. The patent protection process would require disclosure of the SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our intellectual property in all or any jurisdiction within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect the company's technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to the company. Finally, protection afforded by patents is limited by the financial resources available to legally defend intellectual property rights. NXT currently does not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

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

The company reassesses the appropriateness of its intellectual property protection strategy on an ongoing basis and seeks advice from intellectual property advisors. We anticipate seeking patent protection of our technology when conditions change in the future.

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

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property, SFD® sensors and SFD® equipment.

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

We obtain insurance coverage to provide us with additional risk protection. We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations. In addition, we maintain general business insurance coverage. We believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy not to operate the aircraft directly and our insurance coverage we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a law suit of this nature is not determinable. Furthermore to the extent that our SFD® equipment is damaged we may be unable to conduct SFD® surveys for several months.

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

We currently operate in Colombia and expect to operate in other foreign countries in the future. These foreign operations expose us to several risks that may have a material adverse effect on the company.

Criminal Activity and Social Instability - Colombia over the past two decades has experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not again deteriorate nor are these risks yet eliminated. Furthermore other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact the company's ability to earn revenue, dramatically add to our cost of operations or potentially prevent the company from earning any survey revenue in a country.

Political Instability - Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, and expropriation of property, environmental legislation, site safety or other areas.

Currently there are no restrictions on the repatriation from Colombia of earnings of the company to Canada; however, there can be no assurance that restrictions on repatriation of earnings from Colombia to Canada will not be imposed in the future.

The company's operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes – While operating in a foreign country the company is subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure the company has access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

In the event of a dispute arising in connection with the company's foreign operations for any reason, the company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The company may also be hindered or prevented from enforcing its rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on the company’s financial position.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and development of the company

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary SFD® survey system. The SFD® system is a remote sensing airborne survey system for the oil and gas exploration industry. SFD® and NXT® are both registered trademarks of NXT Energy Solutions Inc.

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

We are a reporting issuer in Alberta and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta) (the “ABCA”). We are a foreign private issuer under United States securities laws and are subject to the regulation of the Securities and Exchange Commission of the United States in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our CEO, president and largest shareholder. The technology was licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 the company acquired the technology from Mr. Liszicasz pursuant to the Technical Transfer Agreement (the “TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred all his rights and entitlements to SFD® technology for hydrocarbon exploration to the company.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration. See Item 4.B “Summary information on dependents on patents, licenses and contracts” within this Form 20-F for more information on this TTA agreement.

On December 19, 2008 the company dissolved two fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc. All the assets and liabilities of these subsidiaries were wound up into the company.

On February 9, 2010 the company registered a branch with both the Chamber of Commerce in Bogota, Colombia and with the office of Direction of Taxes and National Customs, the Colombian tax administration. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2009 while conducting commercial survey operations.

The company’s business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $184,035, $288,849 and $337,829 respectively for years 2009, 2008 and 2007. These expenditures relate largely to computer equipment and SFD® survey equipment.

B.

Business overview

Description of the nature of the company’s operations and principle activities

NXT utilizes its proprietary SFD® survey system to provide a single service to the oil and gas industry since 2006. We provide a fast and cost-effective method for evaluating large survey areas for the oil and gas clients.

The company provides this service utilizing its proprietary SFD® survey system. SFD® is an airborne exploration tool used for oil and gas exploration.

SFD® sensors remotely respond to changes in subsurface stress regimes that are significant for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to locate geological features such as structure, faults, fractures, reefs and provide indications of traps and reservoir potential. SFD® is effective over a wide range where survey areas often exceed 5,000 square kilometers. The SFD® survey system has been shown effective by clients to quickly focus exploration resources to potentially reduce the risk, time and expense associated with frontier exploration.

NXT will deliver at the end of each survey a detailed report and maps of the survey area identifying and recommending areas where there are SFD® indicators of reservoir potential. The recommended areas are then ranked in accordance with their assessed potential for reservoir.

In 2006 the company commenced providing SFD® survey services to clients on a fee-for-service basis. The company does not participate either directly or indirectly in new exploration or development wells.

The choice not to participate in wells is driven by several factors. Firstly this business model minimizes our capital requirements thereby conserving cash. Secondly this approach minimizes perceived or real conflicts between the interests of NXT and its survey clients. Finally the service provider business model was assessed as having the potential of generating a higher return on capital than would be likely from an oil and gas exploration and production business model.

Within our chosen business model our primary business is to earn revenues by conducting SFD® surveys and then providing reports to clients for a fee. Secondly the company may negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on SFD® Prospect Areas. Finally the company may earn a fee in the future by providing other related geological and geophysical services for clients.

Specific strategies and tactics were developed to maximize the company’s potential for success by addressing the primary impediment in implementing the business model. This impediment is the entrenched resistance within the oil and gas industry to new technologies. This industry resistance means that achieving widespread adoption of any new technology is seldom easy or immediate even when there are compelling operational advantages as is the case with SFD®. The industry has long memories of other previously promising, but ultimately disappointing, technological failures. These prior failures have fostered a very cautious industry approach to new technologies. The oil and gas industry perceives any new service that is based upon a new technology as a risk. Risk adverse industry professionals are not prepared to expend resources or stake their reputation on a technology without, at a mini mum, a strong third party endorsement from a respected industry peer. This reluctance is particularly acute when the fundamental science related to the technology is complex and not easily understood as is the case with SFD®.

To mitigate risk and validate the efficacy of the SFD® survey system prospective clients will conduct a due diligence process to look for evidence and assurance that:

1.

the SFD® technology is effective and performs as represented by the company;

2.

the company is capable of and provides a satisfactory service, delivers on commitments and knows how to use the technology effectively to meet client needs;

3.

clients have conducted adequate reviews to understand correctly the features and benefits of the SFD® survey system to ensure that SFD® is the appropriate tool to solve the client’s problem;

4.

the cost and time of deploying SFD® is a cost effective and appropriate use of the client’s resources.

The level of evidence demanded varies considerably from client to client. A few early adopters may embrace the technology quickly based upon company assertions of SFD®’s compelling operational advantages. Many potential clients require some third party endorsement from a trusted third party, whereas others will require peer reviewed technical papers containing rigorously prepared and analyzed technical data that present both the scientific basis as well as the empirical evidence that validates the efficacy of SFD®. Some will only embrace a technology when it has become the industry standard. As a general rule the large multinational oil and gas companies are more cautious and therefore much slower in their assessment process than junior and intermediate companies or national oil companies.

Regardless of the evaluation process followed, all companies are more motivated to consider new technologies when they are confronted with significant operational challenges not readily solvable by conventional approaches. The more significant an operational problem is, the greater the willingness to consider a proposed new technological solution.

Ultimately a decision to employ a new technology by an oil and gas company involves an overall risk/reward assessment that compares the risks and costs against the potential benefits.

The approaches used by NXT to overcome this cautious industry approach fall into four general categories; maximizing client endorsement opportunities, providing industry education and support, choosing the right markets plus adopting an attractive and fair pricing structure.

Description of the principle markets in which the company competes

The company has an opportunity to provide its services to any region in the world that conducts oil and gas exploration activities. However, the company chooses to be strategic and focus its limited sales resources in its early stages of commercialization into just a few carefully selected markets.

NXT began marketing of its SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. The company earned survey revenue solely in Canada in the period 2006 through 2008. In this period the company earned survey revenue of $1,206,684, $5,608,432 and $2,944,470 respectively in 2006, 2007 and 2008.

In 2008 exploration activity seriously diminished in Canada as a result of the credit crisis and falling commodity prices. In response, the company adopted an international strategy with the objective of developing international revenue opportunities. This strategy resulted in the company entering into the Colombian market in 2009. In 2009 the company earned survey revenue of $3,683,326 in Colombia.

Colombia has many characteristics desirable for achieving market success for its SFD® survey system. With a business friendly approach and practical resource policies, Colombia attracts a large number of exploration and production companies from around the world. Many of these companies are confronted with significant challenges in acquiring the geological and geophysical data required to evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost of seismic. SFD® can be a very effective tool to help overcome these problems.

Description of seasonality of the company’s main business

There is no seasonality to the company’s business.

Description of the source of raw material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute this plan or affect the company’s ability to conduct and/or expand its business. In order to conduct our survey we require the following:

•

Survey aircraft: - Historically NXT has both owned its own aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a one year charter agreement with Air Partners Corporation, a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. This charter agreement can be extended for multiple years upon mutual agreement of the parties. Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as-needed basis, to multiple Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations as they will provide the additional flying range required as compared to the Piaggio aircraft previously used in our Canadian operations.

•

SFD® sensors: - All the sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use, however, NXT has demonstrated its ability to manufacture new functional SFD® sensors.

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

We are not dependent upon any other third party contract manufacturers or suppliers to satisfy our technology requirements. See Air Partners contract discussed below under “Key Contracts”.

Description of marketing channels

The company largely uses direct sales methods with some use of commissioned sales representatives. In Colombia the company engages the services of a permanent part-time technical sales representative. This individual receives, as compensation for his duties, a monthly retainer as well as a commission on sales made to designated clients.

Summary information on dependents on patents, licenses and contracts

Patents

We have not patented our SFD® technology, however, we understand we can obtain a worldwide patent in the future (see “Risk Factors” in this Form 20-F). Our right to patent the SFD® technology in the future we understand is not compromised by our commercial use of the technology as the SFD® technology has never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain. See Item 3.D Key Information – Risk factors within this Form 20-F.

Technical Transfer Agreement

Upon execution of the TTA on December 31, 2006 Mr. Liszicasz sold all his rights and entitlements to SFD® technology for oil and gas exploration to the company in exchange for receiving 10,000,000 preferred shares.  The preferred shares carry no voting rights.

2,000,000 of these preferred shares became immediately convertible on a one-to-one basis into common shares at the discretion of the holder.

The remaining 8,000,000 preferred shares are potentially convertible on a one-to-one basis into common shares should the company achieve the following cumulative revenue thresholds prior to the expiration of the agreement on December 31, 2015:

•

2,000,000 should cumulative gross revenue reach US $50 million,

•

2,000,000 should cumulative gross revenue reach US $100 million,

•

2,000,000 should cumulative gross revenue reach US $250 million, and

•

2,000,000 should cumulative gross revenue reach US $500 million.

At December 31, 2015 the SFD® technology can be retained by the company by either:

•

if the company earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD® technology by issuing Mr. Liszicasz an additional 1,000,000 common shares; or

•

if the company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can retain the SFD® technology by immediately making any remaining preferred shares convertible; or

•

if the company chooses not to retain the SFD® technology it can be reacquired by Mr. Liszicasz for $10.00.

The following schedule provides a summary of the ownership of the preferred shares as of June 25, 2010:

Owner of Preferred Share	Preferred Shares Owned	Percent of Class of Share
George Liszicasz, CEO & Director	10,000,000	100.0%

See “Item 10.B – Memorandum and articles of association – Rights Attached to Preferred Shares – Conversion” below.

Second Amended and Restated Technical Services Agreement

This agreement was executed on December 31, 2006 outlining the terms of Mr. Liszicasz employment agreement with the company and establishes Mr. Liszicasz’ entitlement to normal employee remuneration such as salary, benefits, bonus and options and identifies grounds for termination of this agreement. This agreement has a term ending December 31, 2015 unless terminated by the company or Mr. Liszicasz. The Second Amended Services Agreement is included as Exhibit 4.36 to this Form 20-F.

Air Partners Aircraft Charter Agreement

On May 8, 2009, the company executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, services for SFD® survey operations utilizing Air Partners’ fleet of Cessna Citation 560 series jet aircraft. The original term of this agreement was for one year. By mutual agreement the agreement expiration date was extended on May 8, 2010 for three months; accordingly the amended agreement expires on August 9, 2010.

Under the terms of this agreement Air Partners shall provide aircraft charter services to meet NXT’s aircraft survey requirements both in Canada and many international locations, including Colombia. Specifically Air partners shall provide on a non-exclusive but preferential basis three Cessna Citation 560 aircraft, specifically modified to meet SFD® survey mission requirements. The Air Partners’ service shall include all aircraft personnel (including pilots, aircraft maintenance engineers and administration), insurance, aircraft maintenance, servicing and grooming all in accordance with Transport Canada and other regulatory standards.

NXT’s minimum aircraft charter commitment during the term of this agreement, including the extension to August 9, 2010, was approximately $400,000. The company’s commitment was based upon chartering in aggregate a minimum of 125 aircraft hours. Flight hours in excess of this 125 hour minimum shall be made available to NXT for survey operations on an as required base subject to availability. NXT has met the minimum charter commitment pursuant to this agreement.

Air Partners and the company are currently in discussions to negotiate a new agreement upon the expiration of the current amended agreement prior to August 9, 2010. The company anticipates that the new agreement will have similar terms to the original agreement.

Air Partners Aircraft Charter Agreement is included as Exhibit 4.40 to this Form 20-F.

Basis for statements made regarding competitive position

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

The SFD® system is often used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly and identify any location with indicators of reservoir potential within the survey area. Seismic surveys, although also effective in identifying these locations, are much more expensive and require significantly more time than SFD® surveys. Clients can first utilize an SFD® survey to quickly evaluate a large area and then focus a much smaller seismic survey on these locations identified by SFD®. This approach maximizes the effectiveness of the seismic program and may substantially reduce the overall cost and time to locate and qualify a prospect.

The industry uses other technologies for wide-area oil and natural gas reconnaissance exploration such as aeromagnetic and gravity surveys. These systems may provide regional geological information such as basement depth, sedimentary thickness and faulting; however, unlike SFD® these other airborne techniques are not capable of identifying areas with reservoir potential.

Description of material affects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material Canadian governmental or environmental regulation with the exception of flight rules issued by Transport Canada governing the use of private aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada.

In Colombia SFD® surveys have need of three additional requirements. These procedures are; import and export the aircraft into Colombia, obtain permits from the local aviation authority and obtain permits from the Colombian Air Force. NXT has successfully operated in Colombia in accordance with these requirements.

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

D.

Property, plants and equipment

Oil and Gas Properties

The company owns limited acres of undeveloped land in the Canadian western sedimentary basin. These assets are not a material asset of the company and carry a book value in our financial records of $5,000. Additionally the company is entitled to royalty interests on production on certain lands surveyed by clients. Royalty interest value is not significant at this time.

Facilities

We operate from a 7,087 square foot leased office, research and development facility located at Suite 1400, 505-3rd Street SW, Calgary, Alberta T2P 3E6. The amended lease for this facility commenced on June 1, 2008 and includes a 2,100 square feet that was added to the original lease on a co-terminus basis. The original six year lease was entered into on November 1, 2006 and expires on October 31, 2012. The monthly lease payment is currently $31,871.

Equipment

Our SFD® technology is comprised of the following components, which we collectively refer to as our SFD® survey system, used for the following functions:

•

Stress Field Detector—the stress field detector, or SFD®, is a unit which houses the SFD® sensor, the principal component of our technology. The SFD® sensor is a passive transducer that interacts with energy fields created by subsurface stresses as the aircraft flies and registers that interaction in the form of digital electronic signals. When NXT conducts SFD® surveys, we use an SFD® sensor array incorporating fourteen or more SFD® sensors, which allows us to collect multiple SFD® signals over areas where we fly.  This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

Data Acquisition System—used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

SFD® Signal Conditioning Unit—this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

Interpretation Theatre—once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretive staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility.  A remote interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey location.

The company is not affected by any significant environmental concerns nor is there any planned significant capital additions contemplated.

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

A.

Operating results

Overall Operational Performance

Financial Highlights for 2009

•

The company commenced operation in Colombia in 2009. 100% of survey revenue was earned in Colombia in 2009.

•

Our first Colombian survey contract was conducted in the second quarter of 2009 for U.S. $2.3 million. In the last quarter of 2009 we completed two surveys for a client for aggregate revenue of U.S. $1.0 million survey. Total survey revenue for the year was Cdn. $3,683,326.

•

We used $2,580,308 in operating activities in the year.

•

Our cash and investments held on account as at the end of the year are $4,174,145, a decrease of $2,720,025 from the beginning of the year. Working capital (current assets minus current liabilities) at the end of 2009 was $4,630,036, a decrease of $1,695,019 from the beginning of the year.

Financial Highlights for 2008

•

We completed SFD® surveys for two clients earning $2,944,470 of revenue in the year and incurred a net loss of $1,141,291. 100% of survey revenue was earned in Canada in 2008.

•

We used $1,816,150 in operating activities in the year.

•

$1,499,853 of cash was received as a result of 276,667 options being exercised at an average exercise price of $0.45 and 677,543 warrants being exercised at $2.03 per share.

•

Our cash and investments held on account as at the end of the year are $6,894,170, a decrease of $746,792 from the beginning of the year. Working capital at the end of the year was $6,325,055 as compared with $5,336,353 at the end of 2007.

Financial Highlights for 2007

•

We completed SFD® surveys for three clients earning $5,608,432 of revenue in the year and generating a net income of $350,431. 100% of survey revenue was earned in Canada in 2007.

•

We generated cash from operating activities in the year of $3,851,850. Q4 of 2007 represented the fifth consecutive quarter, beginning in Q4 of 2006, where we had generated cash from operating activities.

•

$2,319,433 of cash was received as a result of 263,000 options being exercised at an average exercise price of U.S. $1.14 and 1,989,265 warrants being exercised at U.S. $1.00 per share.

•

Our cash and short term investments held on account as at the end of the year were $7,640,962, an increase of $5,332,947 from the beginning of the year.

•

We generated $3,851,850 in operating activities in the year.

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

•

On December 3, 2007 the company became listed on the TSX-V. Listing costs were $633,793 which included $492,000 in fair market value for common share warrants issued in accordance with our sponsorship agreement.

We had a net loss of $2,405,125 in 2009 (2008 - loss of $1,141,291 and 2007 – income of $350,431.) representing an increased loss of $1,262,834 from the prior year. This increase in our net loss from the prior year occurred despite an increase in revenue of $729,261 due primarily to the increased costs of operation associated both one time and ongoing costs associated with international activities. In 2009 all of our surveys were performed in Colombia and in 2008 and 2007 our surveys were conducted in Canada.

The higher survey costs incurred in 2009 as compared with 2008 and 2007 (as measured as a percentage of revenue) is largely due to two factors. The first is the extra market development costs required to become established and gain a market profile in a new country. The second is the inherent cost differences associated with operating in Colombia as compared with Canada. The market development costs include mainly non-revenue survey flights designed to showcase SFD® capabilities in a new geological and market setting. These non-revenue survey costs represented over 20% of our total survey costs in the year.

In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff. The extra Colombian survey costs as compared with a Canadian survey is due to the time required to conduct a survey as well as the higher cost to mobilize and demobilize the survey aircraft and crews to a non-Canadian location. In Colombia NXT does incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several weeks to complete that may take only a few days in Canada. These delays result in extra aircraft, crew and accommodation costs.

There was also an administrative cost increase of $592,336 for 2009 related to the hiring of additional staff and increased costs associated with symposiums, conferences and travel for marketing and sales in international markets.

SFD® Survey Revenue – 2009 compared with 2008

The SFD® survey revenue for the year ended December 31, 2009 was $3,683,326 and was generated from three SFD® surveys that were completed for two new clients in Colombia. The SFD® survey revenue for the year ended December 31, 2008 was $2,944,470 and was generated from two SFD® survey contracts that were completed for existing NXT clients in Canada.

SFD® Survey Revenue – 2008 compared with 2007

The SFD® survey revenue for the year ended December 31, 2008 was $2,944,470 and was generated from to two SFD® survey contracts that were completed for existing NXT clients. This compares to 2007 survey revenue of $5,608,432 for five surveys completed for three clients (2006 - $1,206,684 for one contract). NXT believes that the decline in 2008 is a result of downward market conditions that have caused a delay or cancellation of surveys planned by two junior oil and gas clients as they attempted to secure financing or re-evaluated their capital programs.

Oil and Natural Gas Revenue – 2009 compared with 2008

In 2009 we earned revenue only from royalty interests in Canada as our sole producing well was sold in 2008.

Oil and Natural Gas Revenue – 2008 compared with 2007

Effective April 1, 2008, the company sold its 22.5% working interest in a well at Entice, Alberta for a net proceeds of $47,400. Following the effective date, the company ceased to hold working interests in any producing wells. The company's interests in oil and gas properties consist of undeveloped land and gross overriding royalty interests.

Currently, the company holds royalty interests in two producing wells in Alberta and an entitlement to royalties on future production on much of the land where we have conducted surveys for clients. There is no certainty royalties will be earned from these entitlements.

Expenses for the years ended December 31, 2009, 2008 and 2007

SFD® survey costs - In 2009 all of our surveys were performed in Colombia and in 2008 and 2007 our surveys were conducted in Canada. In 2009 we incurred survey costs of $1,587,120 ($211,237 - 2008 and $814,343 - 2007) which include commissions on sales of $160,891 (2008 - nil and 2007 - $339,545), flight costs of $956,836 (2008 - 223,946 and 2007 - 425,131) and meal, hotel and transportation costs of $334,717 (2008 - $7,145 and 2007 - $21,969).

The higher survey costs incurred in 2009 as compared with 2008 and 2007 (as measured as a percentage of revenue) is largely due to two factors. The first is the extra market development costs required to become established and gain a market profile in a new country. The second is the inherent cost differences associated with operating in Colombia as compared with Canada.

The market development costs include mainly non-revenue survey flights designed to showcase SFD® capabilities in a new geological and market setting. These non-revenue survey costs represented over 20% of our total survey costs in the year. In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff.

The extra Colombian survey costs as compared with a Canadian survey is due to the time required to conduct a survey as well as the higher cost to mobilize and demobilize the survey aircraft and crews to a non-Canadian location. In Colombia NXT does incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several weeks to complete that may take only a few days in Canada. These delays result in extra aircraft, crew and accommodation costs.

Oil and natural gas operating expenses and impairment of oil and natural gas properties - The company sold the last of its working interest in wells in 2008 and therefore will no longer have depletion of oil and natural gas properties. In 2009 we reflected the impairment of remaining undeveloped land.

Administration - The administrative cost increase of $592,336 for the year in comparison to 2008 related to hiring of additional staff and increased costs associated with symposiums, conferences and travel for marketing and sales in international markets. The administrative cost decrease of $337,859 for 2008 to 2007 related mainly to employee bonuses and TSX-V sponsorship and listing costs being incurred in 2007 (nil - 2008). These were offset somewhat by increased consultant expenses in 2008 that included fees for electronic design and development, investor relations, an executive compensation study, geosciences advisory services and sales and marketing strategy development.

Amortization and Depreciation - In 2009 depreciation increased slightly in correlation to continuing computer and software upgrades necessary for our operations. In 2008, the company expanded its office space in its existing building incurring costs to update and furnish the facilities. We also invested in additional equipment required to develop sensors. This has resulted in an increase in amortization and depreciation costs.

Gain on sale of properties – In 2008 the gain was from the sale of the company’s working interest in a well in Entice, Alberta effective April 1, 2008. The gain in 2009 relates to the sale of computer equipment and a surplus vehicle.

Interest income - Interest income, generated by short term investments, was offset by interest expense resulting in $80,633 net income in 2009 as compared to $234,007 net income in 2008 and $109,374 net income in 2007. Due to the downturn in the market there has been a reduction in interest rates which is having an impact on this area.

Interest on convertible debenture - The registration penalty obligation was incurred through a registration rights agreement provided to all investors in the 2005 convertible debenture financing. Pursuant to this rights agreement the company was obliged to pay a 2% per month registration penalty for month four and beyond following the close of the convertible debenture private placement. The penalty continued to accrue until the shares became free trading concurrent with the company's TSX-V listing on December 3, 2007. For the year ended December 31, 2007, penalties of $343,824 were paid out and the remaining $178,540 in penalty payments was paid in the first quarter of 2008.

Loss (gain) on foreign exchange - Loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. and Canadian dollars as the company’s revenues are primarily earned in U.S. dollars. For example, when the Canadian dollar trades higher relative to the U.S. dollar, cash held in U.S. dollars will decline in value and this decline will be reflected as a foreign exchange loss in the period. The company holds nearly all cash and investments in Canadian dollars to reduce the impact caused by market volatility.

The equivalent Canadian dollars for a U.S. dollar changed from $1.2107 on January 1, 2009 to $1.0466 as at December 31, 2009 resulting in a loss of $150,958 in 2009; the change was from $0.9928 as at January 1, 2008 to $1.218 as at December 31, 2008 resulting in a 2008 gain of $20,242; the change was from $1.1636 as at January 1, 2007 to $0.9913 as at December 31, 2007 resulting in a loss of $249,427 for 2007.

Other - In the third quarter of 2008 the company paid out $90,000 to settle a statement of claim that was outstanding since 2002. The plaintiff was a past president and director of NXT.

Abandonment - Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that there is an obligation related to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2009, the asset retirement obligation is estimated to be $31,897 (December 31, 2008 – $28,997), based on a total future liability of $42,454. These obligations are estimated to be settled in four years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

In comparing Q4 2009 to Q3 2009, the company recognized $1,044,766 in survey revenue in Q4 (nil - Q3) and recognized $187,343 in stock-based compensation expense ($112,254 - Q3).

In comparing Q3 2009 to Q2 2009, the net loss in Q3 is due to the company recognizing no survey revenue in Q3 ($2,638,560 - Q2).

In comparing Q2 2009 to Q1 2009, the company recognized $2,638,560 in survey revenue in Q2 (nil - Q1) for one completed international survey contract resulting in net income. Our expenses in the second quarter are higher due to the ramp up required for executing an international survey contract as well as increased costs as we pursue marketing to foreign markets.

In comparing Q1 2009 to Q4 2008, the increased net loss in Q1 2009 over Q4 2008 of $115,744 is due to additional salary costs incurred with the hiring of a Chief Operating Office to augment our senior management staff, fees for a geosciences consultant, higher stock-based compensation costs and costs incurred for the NAPE Expo conference in Houston, Texas.

In comparing Q4 2008 to Q3 2008, the company recognized nil in survey revenue in Q4 ($1,200,000 in Q3 from one completed survey contract) and recognized $207,457 in stock-based compensation expense ($144,843 - Q3).

In comparing Q3 2008 to Q2 2008, the company recognized $1,200,000 in SFD® survey revenue for one completed survey contract in the third quarter ($1,744,470 in Q2) resulting in net income. We settled a statement of claim from 2002 for $90,000 wherein the plaintiff was a past president and director. Management conducted a review in 2008 of all wells for which NXT had a historical participation and determined a net 1.1 (8 gross) wells drilled from 2000 through 2004 that still require abandonment. The asset retirement obligation is based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. The abandonment expense recorded in Q3 2008 is $28,338. In addition, the company recorded an obligation of $160,148 in respect of a well drilled in 2000 and abandoned in 2008 for which no previous abandonment obligation had been anticipated.

In comparing Q2 2008 to Q1 2008, the company recognized $1,744,470 in SFD® survey revenue for one completed survey contract in the second quarter (nil in Q1) resulting in net income. We sold our producing well for net proceeds of $47,400 which generated a gain on disposal of $20,325.

In comparing Q1 2008 to Q4 2007, there is no survey revenue recognized in the first quarter of 2008 (Q4 2007 - $2,344,812 for two surveys).  $1,220,940 of invoiced services was recorded as unearned revenue at March 31, 2008 and was recognized as revenue in Q2 2008 in addition to the final invoice of $523,530 that was billed in Q2 2008.

B.

Liquidity and capital resources

At December 31, 2009 the company's cash and equivalents was $4,174,145 and $3,016,781 as of June 23, 2010.

We forecast having the required cash to operate for 2010 without any additional sources of cash. However, our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the years ended December 31, 2009, 2008 and 2007:

Operating Activities

2009 - The $2,580,308 of cash used in operating activities reflects our net loss of $2,405,125 adjusted for $849,180 of non-cash expenses and a $1,024,363 net decrease in non-cash working capital.

2008 - The $1,816,150 of cash used in operating activities reflects our net loss of $1,141,291 adjusted for $1,019,645 of non-cash expenses and a $1,532,558 net decrease in non-cash working capital.

2007 - The $3,851,850 cash generated in operating activities reflects our net income of $350,431 adjusted for $1,517,365 of non-cash expenses and a $1,984,054 net increase in non-cash working capital.

Financing Activities

2009 - We raised $50,239 through the issuance of shares and reduced our capital lease by $7,977.

2008 - We raised $1,499,853 through the exercise of options and warrants and reduced our capital lease by $7,329. We also paid out the final amount of $178,540 in registration penalty in connection with the convertible debentures issued in the 2005 private placement.

2007 - We raised $2,319,433 through the exercise of options and warrants and paid off a note payable of $239,618 to our President and CEO. We also paid out $343,824 in registration penalty in connection with the convertible debentures issued in the 2005 private placement.

Investing Activities

2009 - due to the low interest rates offered in the current market, maturing short term investments were moved to more liquid investments as we wait for an upturn in rates. $184,035 was invested in capital assets and $2,056 was generated through the sale of property.

2008 - $1,095,439 was invested in short-term investments, $288,849 in capital assets and $47,400 was generated through the sale of oil and gas properties in the Entice area of Alberta.

2007 - $4,279,380 was invested in short-term investments, $337,829 in capital assets and $35,000 was generated through the sale of oil and gas properties in the Ladyfern/Drake area of British Columbia.

Projected and Actual Cash Receipts Subsequent to December 31, 2009

Subsequent to December 31, 2009 the company received U.S. $1,332,459 pursuant to a survey contract completed in Colombia. U.S. $986,000 of this balance relates to a survey conducted in Q4 2009 and U.S. $346,459 relates to a contract recognized in Q1 2010 and completed in Q2 2010.

C.

Research and development, patents and licenses, etc.

There was no research and development expense reported in 2009, 2008 and 2007. In these three years expenditures related to research and development were not significant and was included within administrative expense.

D.

Trend information

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization, the company has a limited number of customers and its revenue may vary considerably from year to year. In addition the company is vulnerable to significant economic downturns as experienced in 2008.

However, we are pleased with our company’s resilience following these economic events originating in 2008. Exploration activity seriously diminished in Canada as a result of the credit crisis and falling commodity prices. In response the company adopted an international strategy in late 2008 with an objective of finding revenue opportunities outside Canada for our proprietary SFD® survey.

We are happy to report achieving success in this objective and have now developed a respected market position in Colombia that we intend to utilize as a “springboard” to other international markets.

Colombia has many characteristics desirable for achieving market success for our SFD® survey system. With a business friendly approach and practical resource policies, Colombia attracts a large number of exploration and production companies from around the world. Each of these companies is confronted with significant challenges in acquiring the geological and geophysical data required to evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost of seismic. SFD® is a very effective tool to help overcome these problems.

These operational SFD® advantages were recognized in Colombia resulting in early commercial and technical successes.

•

Our first contract for U.S. $2.3 million was conducted in the second quarter of 2009. Our SFD® survey of 1,800 kilometers replaced, at no extra cost to our client, a 100 kilometer seismic survey commitment. Notably, permits for a seismic program may take six months with the actual seismic survey taking potentially another year. By contrast the SFD® survey was completed in only two months. The interpreted SFD® report provided our client with data to evaluate their block, focus future seismic programs and support a decision to relinquish un-prospective land back to the government.

•

Later in 2009 we completed a U.S. $1.0 million survey with an independent operating subsidiary of a large Colombian oil company. This client is currently planning and conducting seismic and drilling programs in the surveyed areas on targets identified by SFD®.

•

In the first quarter of 2010 a national oil company, controlling large unexplored blocks in Colombia, contracted NXT for a $0.4 million pilot program to evaluate SFD® in both their onshore and offshore concession areas. We completed flying the surveys in early March and delivered the final report to the client mid April.

In less than a year we have been contracted to provide nearly Cdn. $4.0 million of surveys by three large Colombian operators who collectively represent a large market share in Colombia. Jointly, these three companies with their partners control approximately 43% of the large blocks available for survey in Colombia and are also active in other Latin American markets.

In the same period we developed a Colombian team and set up a branch office in Bogota. NXT is currently very active in marketing its SFD® survey services to other Colombian based companies as well as offering previously obtained SFD® survey data to companies for their evaluation of Colombia 2010 bid round lands. We have now contacted over 30 companies operating in Colombia and are diligently pursuing these leads.

In addition to conducting revenue surveys for our three current clients, we have been active in conducting non-revenue blind tests for these clients as well as for another large international company. The purpose of these tests is to demonstrate SFD® survey effectiveness in a number of geological formations, both onshore and offshore. The tests involve conducting an SFD® survey over an area where the client possesses non-public geological data. NXT then works with the client to integrate and compare the SFD interpreted results with their existing data. Clients have advised that we have satisfied these initial tests to evaluate SFD®.

Penetrating the Colombian market has resulted in additional costs being incurred by the company which we believe are important for the development of our business plan. These costs included the devotion of management and technical resources in country, the conducting of the blind tests and other expenses that might be reduced in the future. Management will continue to evaluate our overall business plan including cost structure, management and technical resources and our marketing plan for Colombia and elsewhere with the objective of achieving revenue growth and profitability. However we must caution that we are in an early stage of market adoption of SFD® (particularly given the size of the market potential) and our revenue could still be uneven as clients assess how to best utilize SFD® within their exploration programs.

We believe the strength of our technology, the continued build-out of our team and the endorsements we are earning from our customers will position us for growing success over the coming years. We plan to build on our current success in Colombia and use this success to open up other new market opportunities.

Despite limited survey revenue to date in 2010 we believe recent events provide evidence that we are making progress towards our objective of becoming a respected service provider in Colombia. With our growing stature we anticipate that we should see additional revenue contracts in the future from existing clients as well as expand our client base in Colombia and nearby countries.

In 2010 we are seeing positive responses to the many technical presentations delivered to industry professionals in Colombia, Canada and other international locations. Our presentations, based upon requests from industry, now address more directly the underlying physical science related to SFD®. This positive response to these presentations indicates a growing acceptance of the fundamental scientific principles of SFD.

There now exists a body of SFD® survey data and reports prepared for Colombia that provide evidence on the effectiveness of SFD® as an exploration tool in frontier regions. The evidence includes data integration projects where the staffs of both NXT and clients have collaborated to integrate SFD® data with other available geological and geophysical data including drilling results. These projects demonstrate the correlation between SFD® recommendations and areas with reservoir potential.

As a consequence of these SFD® survey activities in Colombia we now have a number of respected industry professionals within client organizations who are advocates for the SFD® technology. These individuals now provide valuable industry references not only to other companies, but also to the Colombian regulatory body.

This industry support was instrumental for the National Hydrocarbon Regulatory Agency (the “ANH”) of Colombia ruling on May 13, 2010 that SFD® surveys qualify as a work commitment for the upcoming 2010 Bid Round in Colombia. During this bid round both Colombian and international oil and gas companies may submit written offers, including proposed exploration and development commitments, to the ANH to secure oil and gas mineral rights for concession blocks in Colombia. These bids must be submitted by June 22, 2010.

Our growing industry and regulatory recognition continues to support sales initiatives not just in Colombia, but potentially in other international locations as well. Currently we have several companies where key decision makers have expressed interest in utilizing SFD® surveys to support their exploration programs.

The impact of our growing stature in the industry on our 2010 revenue is not determinable at this time. The conversion of a potential client’s interest into an SFD® contract is impacted by factors that we cannot control. The timing of their actual requirement, availability of capital budgets, their negotiations with partners and often protracted inter-departmental decision making processes all may delay or indefinitely postpone the execution of an SFD® survey contract despite their genuine interest in and need for our services.

We are encouraged by the level of industry interest in our services and the number of quality survey programs for which we have been asked to provide quotes. However, despite these encouraging signs, other than one contract for $0.4M completed in May 2010 we have not yet executed any additional contracts in 2010.

E.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.

Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2009:

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and senior management

NXT’s articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of six members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.

The following table sets forth information including directorships in other reporting issuers, as of June 25, 2010, for our directors, executive officers and key employees:

MICKEY ABOUGOUSH Age 63 Director since November 2007

Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the chairman of SQFive Intelligent Oilfield Solutions Ltd, an international consulting and software development company. He is also president of Teknica Overseas Ltd., an international consulting company.

Mr. Abougoush is a board member of Wellpoint Systems Inc., a reporting issuer in Canada, as well as a board member of a number of private companies.

Mr. Abougoush is a member of the Audit and Governance Committees.

BRIAN KOHLHAMMER Age 47 Director since December 2004

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

GEORGE LISZICASZ Age 56 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

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

DOUGLAS ROWE Age 68 Director since May 2002

Mr. Rowe is Chief Executive Officer of Trinity Metals Corporation, a private company engaged in mineral exploration. Previously he was the Executive Chairman and Chief Executive Officer of Birch Mountain Resources Ltd., an industrial minerals and mineral exploration company.

Mr. Rowe is a professional engineer with a Bachelor of Science degree in Electrical Engineering from Queen’s University which he obtained in 1967 and has over 40 years of industry experience.

Mr. Rowe is Chair of the Compensation Committee.

CHARLES SELBY Age 53 Director since January 2006

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

Mr. Selby is currently an officer of Pengrowth Corporation which administers Pengrowth Energy Trust, a large North American energy royalty trust. Mr. Selby is a board member of AltaCanada Energy Corp., Wellpoint Systems Inc. and Vecta Energy Corp.; all reporting issuers in Canada.

Mr. Selby is a member of the Audit, Compensation and Disclosure Committees.

THOMAS E. VALENTINE Age 48 Director since November 2007

Mr. Valentine is a Partner with Macleod Dixon LLP, where he has practiced law, both as a Barrister & a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

In 2003 and 2004 Mr. Valentine was Senior Counsel (Projects) to Qatar Petroleum, the national oil and gas company of the State of Qatar. Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

MURRAY CHRISTIE AGE 43 SENIOR VICE PRESIDENT AND COO SINCE JANUARY 2009

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

KEN ROGERS AGE 57 CFO, VP FINANCE SINCE JANUARY 2006

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

ANDREW STEEDMAN Age 49 VP Operations since December 2005

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

SUZANNE LOOV Age 42 Corporate Secretary since December 2009

Ms Loov is a lawyer with a Bachelor of Laws degree from the University of British Columbia which she obtained in 1993. From May 1994 to July 2002 Ms Loov practiced law with Armstrong Perkins Hudson LLP (“APH”) (formerly Ogilvie & Company LLP), a boutique securities law firm, first as an associate and later as a partner. Following the merger of APH and Borden Ladner Gervais LLP (“BLG”), Ms Loov joined BLG as a partner in the firm’s corporate finance group and worked there until October 2005. While practicing law Ms Loov has been an officer and director of several public and private companies.

None of our executive officers or directors have been involved in any bankruptcy proceedings within the last five years, been convicted of or have pending any criminal proceeding, been subject to any order, judgment or decree enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity or been found to have violated any federal, state or provincial securities or commodities laws.

Messrs. Rowe, Kohlhammer, Abougoush, Valentine and Selby are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.

Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other four most highly compensated executive officers serving as executive officers at December 31, 2009, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2009, for the fiscal years ending December 31, 2009, 2008 and 2007. Our executive officers located in Canada are paid in Canadian funds.

Summary compensation table
Name and Principal Position	Year	Salary	Bonus (2)	Other (1)
George Liszicasz, Chief Executive Officer	2009	$ 236,812	$ -	$ 6,332
Ken Rogers, VP Finance & Chief Financial Officer	2009	171,600	-	1,390
Murray Christie, Sr VP & Chief Operating Officer	2009	153,949	-	5,300
Andrew Steedman, VP Operations	2009	145,000	-	3,156
(1)	Taxable benefits, consisting of life insurance, wellness, parking.
(2) NXT has a commitment to pay a bonus to officers upon the company becoming profitable as defined by the Compensation Committee.

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

In 2009 we commenced paying cash compensation to directors for serving on our board. Each director receives $30,000 per annum and in addition the Chairman of the Board and the Chair of the Audit Committee receive $5,000 per annum for their additional responsibilities. There was no cash compensation for Directors prior to 2009. The company reimburses directors for out-of-pocket expenses for attending board and committee meetings. We do not provide termination benefits for directors.

In addition Directors receive common shares stock options as compensation for their services. The terms of stock option grants are determined by the board of directors. We do not provide additional compensation for committee participation or special assignments of the board of directors. (See Item 6.E “Share ownership” for details regarding stock options granted to directors).

C.

Board practices

Expiration Dates

No director or member of our administrative, supervisory or management bodies has an expiration date of the current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under Item 6.A – “Directors and senior management”.

Service Contracts

No directors have service contracts with the company or any of its subsidiaries that provide benefits upon termination of employment.

Board of Directors Mandate

The principal role of the Board of Directors of NXT (the “Board”) is stewardship of the company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the company’s business with the objective of preserving the company’s assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Board of Directors Mandate is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, AB T2P 3E6.

Board Committees

CORPORATE GOVERNANCE COMMITTEE

The company and the Board recognize the importance of corporate governance to the effective management of the company and to its shareholders. The company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value. The Corporate Governance Committee Mandate is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, AB T2P 3E6.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Abougoush and Kohlhammer are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent.

Responsibilities of the Corporate Governance Committee

The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the company’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee consists of Messrs. Selby, Christie and Rogers (Chair), and Ms. Suzanne Loov, the company’s corporate secretary. Mr. Selby and Ms. Loov are independent.

Responsibilities of the Disclosure Committee

The Disclosure Committee’s duties are to ensure the company provides timely, accurate and balanced disclosure of all material information about the company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR as well as the company’s webpage.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Kohlhammer (Chair), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, AB T2P 3E6.

Brian Kohlhammer, C.A.

Mr. Kohlhammer has a Bachelor of Commerce, Accounting major from the University of Saskatchewan and received his designation as a Chartered Accountant in February 1990 while articling at KMPG LLP (formerly Peat Marwick Mitchell & Co.) in Calgary, Alberta.

Mr. Kohlhammer has over 20 years of experience in financial and management analysis and reporting, budgets, corporate planning and treasury. He is currently Vice President Finance and Chief Financial Officer for a Toronto Stock Exchange listed oil and gas company, a role he has had with three previous public companies.

Over the years, Mr. Kohlhammer’s role as Vice President Finance for various entities has provided him with a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements. He has also presented to the Board of Directors and Audit Committee of most companies with which he has been employed and has a good knowledge of the roles and responsibilities of the Board of Directors and committees.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. Previously he served as audit chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He operates an independent corporate financial consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions. Mr. Selby served as the Chief Financial Officer of AltaCanada Energy Corp an Oil and Gas company listed on the TSX-V from 1998 until May 2006. Additionally, Mr. Selby is Vice President and Corporate Secretary of Pengrowth Corporation the administrator of Pengrowth Energy Trust

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to fulfill their duties and responsibilities as an audit committee member.

Audit Committee Oversight - The company’s Board adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policies and Procedures - The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the company’s principal auditor prior to the commencement of the engagement, subject to the following:

•

the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

•

for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and

•

for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Rowe, Valentine and Selby are members of the Compensation Committee. Mr. Rowe is the Chair of the Compensation Committee. All members of the Compensation Committee are independent. The Compensation Committee Mandate is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, AB T2P 3E6.

Responsibilities of the Compensation Committee

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the company. The Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the Chief Executive Officer, with the skills and expertise needed to enable the company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Committee will report and, where appropriate, make recommendations to the Board in respect of the matters identified in the charter. In addition, the Committee is responsible for producing an annual report on executive compensation for inclusion in the company's annual proxy circular in accordance with applicable securities laws.

D.

Employees

As of December 31, 2009 we had 13 employees and 2 full time contractors. All persons work in either management, technical or administrative positions.

The following summarizes the approximate number of employees and independent contractors by function:

Employees are all based in Calgary, Alberta.

Fiscal year ended December 31, 2009

As at December 31, 2009 we had a staff of 15 consisting of 13 full-time employees and two consultants which included four members of the senior management team, two financial staff, five operations staff, one electronics engineer, one geophysicist, one research scientist holding a Ph.D. and one administrative staff. We may engage other technical and administrative contract personnel on a project-by-project basis as required.

Fiscal year ended December 31, 2008

As at December 31, 2008 we had a staff of 13 consisting of 12 full-time employees and one consultant which included three members of the senior management team, two financial staff, five operations staff, one electronics engineer, one research scientist holding a Ph.D. and one administrative staff.

Fiscal year ended December 31, 2007

As of December 31, 2007 we had a staff of 12, consisting of nine full-time employees, two part-time employees and one consultant which includes three members of the senior management team, one financial staff, five operations staff, one electronics engineer, one research scientist holding a Ph.D. and one administrative staff.

E.

Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Option Plan (the “Plan”) or predecessor plans with substantially the same terms. The Plan is approved by shareholders annually at the company’s annual general meeting. The Plan approved at the company’s annual general meeting on December 1, 2009 was revised in March 2010 and must be approved at the company’s next annual general meeting. The revised Plan is incorporated into this Form 20-F as Exhibit No. 2.16. Pursuant to this Plan all option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted. Options are generally issued with a three year vesting period wherein one third of the options granted vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the day of grant or some higher price at the discretion of the board.

The following options were granted to our executive officers in 2009, 2008 and 2007.

2009

570,000 options were issued at exercise prices ranging from US $0.40 to US $1.30.

In 2009 100,000 options in aggregate were issued to two directors at an exercise price of U.S. $0.80, 150,000 options were issued to the company’s Senior Vice President and COO upon being hired in January 2009 at a strike price of U.S. $0.40 and 320,000 options were made to eight different officers and directors at a strike price of U.S. $1.30.

2008

No options were issued.

2007

885,000 options were issued at exercise prices ranging from US $1.45 to US $4.90.

The following table sets forth information regarding outstanding stock options granted to our directors and officers as of June 25, 2010. All options are issued at an exercise price set at the last trade price on the day of grant. Each option entitles the option holder to acquire one common share.

Issued and Outstanding Director and Officer Options

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of June 25, 2010 by persons who beneficially own 5% or more of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Form 20-F, each individual referenced in Item 6.D above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares within 60 days of June 25, 2010 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person. We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. Percentage of beneficial ownership is based on 30,751,796 common shares outstanding as of June 25, 2010. This total excludes any share’s underlying options and warrants exercisable within 60 days that are deemed to be owned for purposes of calculating the beneficial ownership of securities by the holder of such options and/or warrants.

Major changes in percentage ownership of persons who beneficially own 5% or more of the outstanding common shares of NXT in the last 3 years:

•

In March 31, 2007 Goodman & Company, Investment Counsel Ltd. converted convertible debentures and interest into 562,958 common shares.

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common stock. As of June 1, 2010 there were 170 registered holders of record of the company's common stock including 76 in the United States who collectively held 16,933,644 common shares, representing 55% of the total issued and outstanding shares of 30,751,796 common shares.

As of June 25, 2010 the company is a foreign private issuer. All of the company’s executive officers and directors are Canadian citizens who reside in Canada and the majority of company assets are in Canada. The company’s major shareholders in common shares have the same voting rights as other holders of common shares. The company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the company which may result in a change of control of the company.

B.

Related party transactions

Summarized below are certain transactions and business relationships between NXT and persons who are related parties, as described in Item 7.B of Form 20-F, since January 1, 2009:

In the year ended December 31, 2009
Collective wages, fees and benefits paid to executive officers of the company who were also directors of the company	$ 243,144

Mr. Selby, a director of NXT, is also a Vice President for Pengrowth Corporation, one of our SFD® survey clients. We recorded revenue from this client for the year ended December 31, 2008 of $1,200,000. At December 31, 2009 there was no amount due from this client.

In the year ended December 31, 2008 110,000 shares were issued to officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43.

In the year ended December 31, 2008 5,000 shares were issued to the spouse of an officer of the company pursuant to the exercise of warrants at a strike price of U.S. $2.00.

On January 14, 2009, 150,000 options were issued to an officer of the company at a strike price of U.S. $0.40 and on April 14, 2009 an additional 100,000 options were issued in aggregate to two directors of the company at a strike price of U.S. $0.80 and on December 2, 2009 320,000 options were made to eight different officers and directors at a strike price of U.S. $1.30.

On June 15, 2009 25,000 shares were issued to the spouse of an officer of the company pursuant to a private placement at a price of U.S. $2.00 per common share.

On January 22, 2010, 50,000 shares were issued to officers pursuant to the exercise of options at a strike price of U.S. $0.40.

ITEM 8.

FINANCIAL INFORMATION

Consolidated statements and other financial information

Index to Consolidated Financial Statements
December 31, 2009

Page

REPORTS OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS	46-47
CONSOLIDATED BALANCE SHEETS	48
CONSOLIDATED STATEMENTS OF INCOME	49
CONSOLIDATED STATEMENTS OF CASH FLOWS	50
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	51
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	52-62

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Directors of NXT Energy Solutions Inc.

We have audited the consolidated balance sheets of NXT Energy Solutions Inc. as at December 31, 2009 and 2008 and the consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2009.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

April 29, 2010

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the directors dated April 29, 2010 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

April 29, 2010

NXT ENERGY SOLUTIONS INC

Consolidated Balance Sheets

(Expressed in Canadian dollars except share data)

	December 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 4,174,145	$ 146,065
Short term investments	-	6,748,105
Accounts receivable	1,142,380	20,569
Prepaid expenses and other	53,288	57,159
	5,369,813	6,971,898
Oil and natural gas properties	5,000	7,315
Other property and equipment [note 3]	630,827	621,396
	$ 6,005,640	$ 7,600,609
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade payables	$ 413,997	$ 359,535
Other accrued liabilities [note 4]	295,739	256,624
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 5]	19,357	20,000
	739,777	646,843
Long term liabilities:		
Capital lease obligation	16,834	24,811
Asset retirement obligation [note 5]	31,897	28,997
Derivative liability [note 6]	183,815	-
	972,323	700,651
Commitments and contingencies [note 14]		
Future operations [note 1]		
Shareholders' equity:		
Preferred shares: - authorized unlimited		
Issued: 10,000,000 [note 8]	3,489,000	3,489,000
Common shares: - authorized unlimited		
Issued: 30,701,796 shares as of December 31, 2009 (2008 - 30,676,796) [note 7]	51,934,360	51,884,121
Contributed capital	3,939,953	3,519,072
Deficit	(55,040,931)	(52,703,170)
Accumulated other comprehensive income	710,935	710,935
	5,033,317	6,899,958
	$ 6,005,640	$ 7,600,609

Signed "George Liszicasz"
Director

Signed "Charles Selby"
Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars except share data)

	For the year ended December 31,		
	2009	2008	2007
Revenue			
Survey revenue	**$ 3,683,326**	$ 2,944,470	$ 5,608,432
Oil and natural gas revenue	**997**	10,592	33,260
	3,684,323	2,955,062	5,641,692
Expense			
Survey cost	**1,587,120**	211,237	814,343
Oil and natural gas operating expenses	**8,348**	3,959	3,753
Administrative	**4,241,139**	3,678,803	4,016,662
Depletion of oil and natural gas properties	**2,315**	4,372	87,291
Amortization and depreciation [note 3]	**173,585**	171,613	128,179
	6,012,507	4,069,984	5,050,228
	(2,328,184)	(1,114,922)	591,464
Other expense (income)			
Gain on sale of property	**(1,037)**	(20,325)	-
Interest income	**(80,633)**	(234,007)	(109,374)
Interest on convertible debentures [note 9]	**-**	-	100,980
Loss (gain) on foreign exchange	**150,958**	(20,242)	249,427
Other	**-**	90,000	-
Abandonment of oil and natural gas properties [note 5]	**7,653**	210,943	-
	76,941	26,369	241,033
Net income (loss) and comprehensive income (loss)	**$ (2,405,125)**	$ (1,141,291)	$ 350,431
Net income (loss) per share [note 7]			
Basic	**$ (0.08)**	$ (0.04)	$ 0.01
Diluted	**$ (0.08)**	$ (0.04)	$ 0.01

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of income (loss) and comprehensive income (loss).

NXT ENERGY SOLUTIONS INC

Consolidated Statements of Cash Flow

(Expressed in Canadian dollars)

	For the year ended December 31, 2009	2008	2007
Operating activities			
Net income (loss)	$ **(2,405,125)**	$ (1,141,291)	$ 350,431
Amortization and depreciation	**173,585**	171,613	128,179
Depletion of oil and natural gas properties	**2,315**	4,372	87,291
Abandonment of oil and natural gas properties	**7,653**	210,943	-
Costs settled by issuance of common stock	**-**	-	274,977
Stock-based compensation expense	**672,060**	653,042	988,664
Non-cash interest expense convertible debenture	**-**	-	24,883
Non-cash expense note payable	**-**	-	13,371
Gain on sale of property	**(1,037)**	(20,325)	-
Asset retirement obligations paid	**(5,396)**	(161,946)	-
Changes in non-cash working capital			
Accounts receivable	**(1,121,811)**	818,968	(236,407)
Prepaid expenses and other	**3,871**	65,132	(57,904)
Unearned revenue	**-**	(2,232,470)	1,949,452
Trade payables	**54,462**	(156,697)	275,047
Other accrued liabilities	**39,115**	(27,491)	53,866
Net cash generated (used) in operating activities	**(2,580,308)**	(1,816,150)	3,851,850
Financing activities			
Repayment of note payable	**-**	-	(239,618)
Repayment of capital lease	**(7,977)**	(7,329)	(3,998)
Repayment of registration penalty	**-**	(178,540)	(343,824)
Issue of common shares, net of issuance costs	**50,239**	-	-
Exercise of options and warrants	**-**	1,499,853	2,319,433
Net cash generated in financing activities	**42,262**	1,313,984	1,731,993
Investing activities			
Invested in other property and equipment	**(184,035)**	(288,849)	(337,829)
Invested in oil and natural gas properties	**-**	(3,177)	(5,954)
Proceeds on the sale of property	**2,056**	47,400	35,000
Decrease (increase) in short term investments	**6,748,105**	(1,095,439)	(4,279,380)
Net cash generated (used) in investing activities	**6,566,126**	(1,340,065)	(4,588,163)
Net cash inflow (outflow)	**4,028,080**	(1,842,231)	995,680
Cash and cash equivalents, beginning of year	**146,065**	1,988,296	992,616
Cash and cash equivalents, end of year	$ **4,174,145**	$ 146,065	$ 1,988,296
Cash interest paid	$ **2,707**	$ 3,354	$ 15,606

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars except share data)

	For the year ended December 31, 2009	2008	2007
Common Shares			
Balance at the beginning of year	$ 51,884,121	$ 49,789,695	$ 45,770,651
Issued upon exercise of options and warrants	-	2,050,030	3,497,476
Issued through conversion of debentures	-	-	246,591
Issued through private placement; net of issue costs	50,239	-	-
Shares issued for services	-	44,396	274,977
Balance at end of year	51,934,360	51,884,121	49,789,695
Preferred Shares			
Balance at the beginning and end of year	3,489,000	3,489,000	3,489,000
Contributed Capital			
Balance at the beginning of year	3,519,072	3,416,207	3,605,585
Opening balance adjustment upon adoption of change in accounting policy [note 2]	(108,779)	-	-
Fair market value of options and warrants	529,660	653,042	988,664
Contributed capital transferred to shares pursuant to exercise of options and warrants	-	(550,177)	(1,178,042)
Balance at end of year	3,939,953	3,519,072	3,416,207
Deficit			
Balance at the beginning of year	(52,703,170)	(51,561,879)	(51,912,310)
Opening balance adjustment upon adoption of change in accounting policy [note 2]	67,364	-	-
Net income (loss) for year	(2,405,125)	(1,141,291)	350,431
Balance at end of year	(55,040,931)	(52,703,170)	(51,561,879)
Accumulated Other Comprehensive Income			
Balance at beginning and end of year	710,935	710,935	710,935
Total Shareholders' Equity	$ 5,033,317	$ 6,899,958	$ 5,843,958

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholders' equity (deficit).

NXT ENERGY SOLUTIONS INC
Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2009
(Expressed in Canadian dollars)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however the occurrence and timing of this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These consolidated financial statements for the year ended December 31, 2009 have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the years ended December 31, 2008 and 2007 and as at December 31, 2008, except as disclosed below.

Change in Accounting Policies

In the year ended and as at December 31, 2007, the company's Canadian dollar functional currency financial statements were translated into United States dollars for reporting purposes. As of January 1, 2008 the company commenced reporting its financial statements in its Canadian dollar functional currency. The Canadian dollar was adopted for reporting purposes in 2008 as we are headquartered in Canada and all of our operations are directed from Canada.

For periods prior to 2007, when the functional currency of the company was the U.S. dollar, assets and liabilities were translated from the U.S. dollar functional currency to the Canadian dollar using period end exchange rates. The statements of operations and cash flows were translated at period average exchange rates. Any difference was recorded as an adjustment to accumulated other comprehensive income. At January 1, 2008, $710,935 related to foreign currency translation was recorded in accumulated other comprehensive income.

Estimates and Assumptions

The preparation of these consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities, at the date of these consolidated financial statements as well as revenues and expenses recorded during the reporting periods.

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

Short Term Investments

Short term investments include short term securities, held by a major Canadian chartered bank, with original maturities greater than 90 days and less than one year. Investments are recorded at fair value.

Revenue Recognition

We recognize revenue on SFD® survey contracts on a completed contract basis, net of government sales tax. All money received or invoiced in advance of completion of the contract is reflected as unearned revenue and treated as a current liability on our balance sheet. All survey expenditures and obligations related to SFD® survey contracts are reflected as work-in-progress and treated as a current asset on our balance sheet. Upon completion of the related contract, unearned revenue and the work-in-progress is moved as appropriate to the statement of earnings (loss) as either revenue or survey cost. Sales commissions are included in survey costs. Survey cost does not include any amortization or depreciation of property and equipment.

Fair Value of Financial Instruments

Our financial instruments consist of cash equivalents, short term investments, accounts receivable, trade payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short term to maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. denominated financial instruments.

Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data.

Oil and Natural Gas Properties

As at December 31, 2009 and 2008 the company's interests in oil and gas properties consist only of undeveloped land and royalty interests.

The carrying amounts of unproved oil and natural gas properties are recorded at cost and are assessed on a periodic basis to ascertain whether any impairment in value has occurred. Impairment is recorded if this assessment indicates the fair market value of unproven lands is less than carrying amounts.

Other Property and Equipment

We carry our other property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

? Computer hardware	30%
? Computer software	100%
? Furniture and other equipment	20%
? Leasehold improvements	over the remaining term of lease

Management periodically reviews the carrying value of our property and equipment to ensure that any impairment in value is recognized and reflected in our results of operations.

Research and Development Expenditures

We expense all research and development expenditures we incur to develop, improve and test our SFD® survey system and related components. Any intellectual property acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.

Foreign Currency Translation

The company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in affect at the end of the applicable period. Exchange gains and losses resulting from these translations are included in the determination of net income.

Foreign currency translation adjustments resulting from these translations are included in net income.

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

Share-Based Payments

The company follows the fair value method of accounting for stock options. Under this method, an estimate of the fair value of the cost of all stock options granted to employees, directors and consultants is calculated using the Black Scholes option pricing model and charged to income over the vesting period of the option, with a corresponding increase recorded in contributed surplus. Upon exercise of the stock option, the consideration received by the company and the amount previously recorded in contributed surplus, is recorded as an increase to the share capital of the company.

Stock-based compensation for non-employees is periodically re-measured until the non-employees' performance is complete, or the amortization period is complete. Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Recent Accounting Pronouncements

Effective for the company's year end commencing January 1, 2009, the FASB issued new standards relating to business combinations and non-controlling interest. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

The FASB issued new guidance on accounting for derivative instruments and hedging activities which requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures under this new guidance include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. This standard is effective prospectively for periods beginning on or after November 15, 2008. The only impact of adopting this new standard is with respect to the company's contractor options as discussed below.

In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This EITF became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect resulting from the change in the accounting principle to be recognized as an adjustment to the opening balance of retained earnings.

The adoption of this policy resulted in the company reducing contributed capital by $108,779, representing the historical value attributed to certain options and then recording these options as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2009. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Income (Loss).

In May 2009, the FASB issued a new standard, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This new standard became effective for the company's interim reporting at June 30, 2009 and did not have a material impact on the company's disclosures.

In June 2009, the FASB issued a revised hierarchy of generally accepted accounting principles which became the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities effective for the company's interim reporting period ending September 30, 2009. The adoption of this standard had no material impact on disclosures or amounts recorded in the company's financial statements.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. On December 22, 2008 the company's fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc., were dissolved and all assets and liabilities were wound up into the company. As of December 31, 2009 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Other Property and Equipment

	As at December 31, 2009	2008
Survey equipment	**$ 569,929**	$ 454,595
Furniture and other equipment	**526,105**	520,364
Computers and software	**999,153**	936,641
Vehicles	**-**	22,631
Leasehold improvements	**67,213**	69,986
	2,162,400	2,004,217
Less accumulated depreciation, amortization and impairment	**(1,531,573)**	(1,382,821)
Net other property and equipment	**$ 630,827**	$ 621,396

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,874 over each of the next four years. Amortization of these assets is included in amortization and depreciation on the statement of income. At December 31, 2009 the capitalized cost of the leased assets is $18,837 (2008 - $27,518) and related accumulated amortization is $26,914 (2008 - $22,381).

4. Other Accrued Liabilities

	As at December 31,	
	2009	2008
Legal and accounting	**$ 162,752**	$ 198,570
Commission on sales	**30,958**	-
Consultant fees	**25,000**	37,500
Other	**-**	20,554
Survey costs	**77,029**	-
	$ 295,739	$ 256,624

5. Asset Retirement Obligation

Asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. The company's obligation relates to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. These obligations are estimated to have a future liability of approximately $61,000 to be settled in four years. The present value of this asset retirement obligation has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

The following table reconciles the asset retirement obligations:	For the year ended December 31, 2009	2008
Asset retirement obligation, beginning of year	**$ 48,997**	$ -
Additions in the year	**4,753**	208,307
Accretion	**2,900**	2,636
Costs incurred	**(5,396)**	(161,946)
Asset retirement obligation, end of year	**$ 51,254**	$ 48,997

6. Derivative Liability

Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The company's only financial instrument recorded at fair value on a recurring basis are the U.S. dollar denominated vested contractor stock options. We have classified these derivative financial instruments as level II where the fair value is determined by using valuation techniques that refer to observable market data. During the year ended December 31, 2009, we recorded an expense of $142,400 in regards to the contractor options that were vested at the end of the year. These expenses are included in the line item 'Administrative' on the company's consolidated statement of loss.

The fair market value of these vested contractor options was calculated during 2009 using the Black Scholes options valuation model.

The following table outlines the change in the derivative liability value in the year:	For the year ended December 31, 2009
Balance as at December 31, 2008	$ -
Adjustment to opening balance upon adoption of change in accounting policy [note 2]	41,415
Increase in value	142,400
Balance as at December 31, 2009	**$ 183,815**

7. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity of common shares and value since January 1, 2007.

	Common Shares		
	Shares		Amount
As at January 1, 2007	27,177,908	$	45,987,597
Transactions during the year ended December 31, 2007			
Issued through the conversion of convertible debentures and accrued interest	192,401		210,618
Issued on exercise of options	263,000		369,068
Issued in exchange for services provided	90,807		269,416
Issued on exercise of warrants	1,989,265		2,952,996
As at December 31, 2007	29,713,381	$	49,789,695
Transactions during the year ended December 31, 2008			
Issued to discharge accrued liabilities	9,205		44,396
Issued on exercise of options	276,667		182,099
Issued on exercise of warrants	677,543		1,867,931
As at December 31, 2008	30,676,796	$	51,884,121
Transactions during the year ended December 31, 2009			
Issued for cash	**25,000**	**$**	**50,239**
As at December 31, 2009	**30,701,796**	**$**	**51,934,360**

In the second quarter of 2009 a private placement for 25,000 common shares was issued to the spouse of an officer of the company.

No shares were issued to officers and directors on the exercise of options and warrants in 2009 (170,000 - 2008).

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2009

		Net Loss	Weighted Average Shares Outstanding		Per Unit
Basic and diluted	**$**	**(2,405,125)**	**30,690,426**	**$**	**(0.08)**

For the year ended December 31, 2008

		Net Loss	Weighted Average Shares Outstanding		Per Unit
Basic and diluted	$	(1,141,291)	30,369,586	$	(0.04)

For the year ended December 31, 2007

		Net Income	Weighted Average Shares Outstanding		Per Unit
Basic	$	350,431	27,838,893	$	0.01
Options assumed exercised			2,048,371		
Warrants assumed exercised			2,776,560		
Preferred shares assumed converted			2,000,000		
Shares assumed purchased			(2,786,045)		
Diluted	$	350,431	31,877,779	$	0.01

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2009 and 2008 as they were antidilutive.

8. Preferred Shares

The company committed to the issue of 10,000,000 series 1 preferred shares to its chief executive officer, president and director on December 31, 2005 pursuant to a 10 year license agreement for the SFD® technology. This 2005 license agreement was superseded on December 31, 2006 by the execution of the Technical Transfer Agreement ("2006 TTA") wherein the company issued the 10,000,000 series 1 preferred shares and purchased outright the SFD® technology. The company is authorized to issue an unlimited number of preferred shares and has authorized the issuance of 10,000,000 series 1 preferred shares.

10. Employee, Directors and Contractor Options

Summarized below are all outstanding options under the Plans as of December 31, 2009:

Range of exercise prices in U.S. dollars	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options
Under $0.50	150,000	$ 0.40	-	$ -
$0.50 - $0.99	441,741	$ 0.74	341,741	$ 0.73
$1.00 - $1.99	1,788,463	$ 1.44	1,012,630	$ 1.48
$2.00 - $3.99	77,000	$ 2.64	39,667	$ 2.45
$4.00 - $4.90	300,000	$ 4.90	200,000	$ 4.90
Total sum of outstanding	2,757,204	$ 1.68	1,594,038	$ 1.77

Range of exercise prices in U.S. dollars	Weighted average remaining contractual life (years)
under $0.50	4.0
$0.50 - $0.99	1.7
$1.00 - $1.99	2.7
$2.00 - $3.99	1.4
$4.00 - $4.90	3.0
Total sum of outstanding	2.6

Continuity of options for the years ended December 31, 2009, 2008 and 2007:

	For the year ended December 31, 2009		For the year ended December 31, 2008	
Exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Outstanding as at beginning of year	2,270,204	$ 1.90	2,348,371	$ 1.72
Granted	730,000	$ 1.05	403,500	$ 2.05
Expired or forfeited	(243,000)	$ 1.82	(205,000)	$ 2.13
Exercised	-	$ -	(276,667)	$ 0.44
Options outstanding as at end of year	2,757,204	$ 1.68	2,270,204	$ 1.90
Exercisable as at end of year	1,594,038	$ 1.77	1,176,370	$ 1.56

	For the year ended December 31, 2007	
Exercise prices in U.S. dollars	# of options	Weighted average exercise price
Outstanding as at beginning of year	1,588,205	$ 1.15
Granted	1,220,500	$ 2.32
Expired or forfeited	(197,334)	$ 1.57
Exercised	(263,000)	$ 1.14
Options outstanding as at end of year	2,348,371	$ 1.72
Exercisable as at end of year	1,014,538	$ 1.14

In 2009 and 2008 the company's officers and directors had the following options granted, forfeited or exercised:

	For the year ended December 31, 2009		For the year ended December 31, 2008	
Average exercise prices in U.S. dollars	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Granted	570,000	$ 0.98	-	$ -
Expired or forfeited	120,000	$ 1.92	-	$ -
Exercised	-	$ -	110,000	$ 0.35

The 2006 Stock Option Plan was approved on September 30, 2006 by company shareholders at the Annual General Meeting. The 2006 Stock Option Plan setforth terms and conditions whereby options to purchase common shares of the company can be issued to directors, officers and employees of the company and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

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

Unvested options outstanding as of December 31, 2009 and 2008 vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting.

We received nil, $1,499,853 and $2,319,433 cash from the exercise of stock options and warrants during the year ended December 31, 2009, 2008 and 2007 respectively.

Compensation Expense Associated with Grant of Options

In the year ended December 31, 2009 the company recorded stock-based compensation expense of $672,060 (2008 - $653,042 and 2007 - $505,914).

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the year ended December 31,		
	2009	2008	2007
Expected dividends paid per common share	**Nil**	Nil	Nil
Expected life (years)	**3**	3	3
Expected volatility in the price of common shares (%)	**103%**	88%	65%
Risk free interest rate (%)	**1.5%**	4%	4%
Weighted average grant date fair market value per share in	**$ 0.67**	$ 1.19	$ 1.96
Intrinsic value of options exercised in U.S. dollars	**$ -**	$ 2.18	$ 2.87

As of December 31, 2009 and 2008 there were $865,242 and $985,473 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

11. Warrants

Continuity of warrants for the years end December 31, 2009 and 2008:

	As at December 31, 2009		As at December 31, 2008	
		Weighted average		Weighted average
	# of warrants	**exercise price**	# of warrants	exercise price
Outstanding as at beginning of the yea	**150,000**	**$ 2.20 Cdn**	2,776,560	$ 1.96 U.S.
Issued for services	**-**	**-**	-	-
Exercised	**-**	**-**	(702,543)	$ 2.00 U.S.
Expired	**(150,000)**	**$ 2.20 Cdn**	(1,924,017)	-
Outstanding as at end of the year	**-**	**$ -**	150,000	$ 2.20 Cdn

On June 30, 2007 NXT entered into agreements with a member dealer of the TSX Venture Exchange ("TSX-V") to act as sponsoring dealer for NXT's listing application to the TSX-V. Pursuant to the agreement, NXT issued 150,000 common share warrants to the dealer upon becoming listed on the TSX-V on December 3, 2007. The fair market value of these warrants was estimated at $482,750. The warrants had an exercise price of $2.20 and expired on December 3, 2009.

12. Income Taxes

Our income tax for accounting purposes is different from the amount computed by applying the statutory Canadian federal and provincial income tax rate to income or loss before taxes.

	For the year ended December 31,	
	2009	2008
Canadian statutory income tax rate	**29.0%**	29.5%
Income tax expense (recovery) at statutory rate	**$ (697,486)**	$ (336,681)
Impact of non deductible expenses on income tax		
Stocked-based compensation	**194,898**	192,648
Forfeited in year	**111,038**	108,133
Exchange adjustment	**339,527**	(449,071)
Rate reduction	**87,072**	(85,122)
Other	**(70,771)**	(3,203)
Valuation allowance	**35,722**	573,296
	$ -	$ -

	As at December 31,	
	2009	2008
Deferred income tax assets		
Net operating loss carry forward USA (expiration dates: 2010-2028)	**$ 2,073,212**	2,412,739
Net operating loss carry forward Canada (expiration dates: 2010-2029)	**3,095,143**	2,749,895
Property and equipment	**2,341,417**	2,311,416
Valuation reserve	**(7,509,772)**	(7,474,050)
	$ -	$ -

We have not provided for any amount of current or deferred U.S. or Canadian federal, state or provincial income taxes for the years ended December 31, 2009, 2008 and 2007. We have provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carry forwards and timing differences on property and equipment, because of uncertainty regarding their realization. The increase in the valuation allowance on the deferred tax asset during the year ended December 31, 2009 was $35,722 compared with an increase of $573,296 for the year ended December 31, 2008. The 2009 increase is largely due to the impact on tax assets resulting from the loss for tax purposes incurred in the year, reductions in Canadian income tax rates, forfeitures of loss carry forwards in Canada and exchange fluctuations affecting U.S. net operating losses. All income and losses for tax purposes during these three years is reflected in Canadian net operating loss carry forward balances.

Prior to 2009, the company and its subsidiaries had incurred losses since their incorporation and have not been assessed by tax authorities. Accordingly, all taxation years remain subject to review by tax authorities.

13. Related Party Transactions

Summarized below is information concerning related party transactions and balances not disclosed elsewhere in these consolidated financial statements for the years ended December 31, 2009, 2008, and 2007:

	For the year ended December 31,		
	2009	2008	2007
Interest expense recognized or paid to related parties and	**$ -**	$ -	$ 13,371

In 2007 the company repaid a loan to one of its officers. Prior to payout the company incurred $13,371 in interest.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

The following tables set forth the price history of the company’s common stock listed on the OTCBB in the United States and the TSX-V in Canada.

		OTCBB US$ per share
Period		High	Low
Year ended-	December 31, 2009	$1.39	$0.30
Year ended-	December 31, 2008	$4.87	$0.35
Year ended-	December 31, 2007	$5.89	$1.05
Year ended-	December 31, 2006	$1.75	$0.70
Year ended-	December 31, 2005	$2.30	$0.55

Quarter ended-	March 31, 2010	$1.30	$0.77
Quarter ended-	December 31, 2009	$1.39	$0.90
Quarter ended-	September 30, 2009	$1.13	$0.70
Quarter ended-	June 30, 2009	$1.25	0.60$
Quarter ended-	March 31, 2009	$0.99	$0.30
Quarter ended-	December 31, 2008	$1.49	$0.35
Quarter ended-	September 30, 2008	$2.45	$1.01
Quarter ended-	June 30, 2008	$3.65	$1.96
Quarter ended-	March 31, 2008	$4.87	$2.10

Month ended-	May 31, 2010	$0.95	$0.56
Month ended-	April 30, 2010	$0.98	$0.56
Month ended-	March 31, 2010	$1.11	$0.77
Month ended-	February 28, 2010	$1.30	$0.99
Month ended-	January 31, 2010	$1.30	$1.00
Month ended-	December 31, 2009	$1.30	$0.93
		TSX-V Cdn$ per share
Period [1]		High	Low
Year ended-	December 31, 2009	$1.48	$0.41
Year ended-	December 31, 2008	$4.90	$0.49

Quarter ended-	March 31, 2010	$1.35	$0.86
Quarter ended-	December 31, 2009	$1.43	$0.87
Quarter ended-	September 30, 2009	$1.25	$0.76
Quarter ended-	June 30, 2009	$1.48	$0.80
Quarter ended-	March 31, 2009	$1.20	$0.41
Quarter ended-	December 31, 2008	$1.33	$0.49
Quarter ended-	September 30, 2008	$2.28	$1.00
Quarter ended-	June 30, 2008	$3.70	$2.00
Quarter ended-	March 31, 2008	$4.90	$2.01

Month ended-	May 31, 2010	$0.95	$0.71
Month ended-	April 30, 2010	$0.97	$0.66
Month ended-	March 31, 2010	$1.10	$0.86
Month ended-	February 28, 2010	$1.35	$0.95
Month ended-	January 31, 2010	$1.35	$1.10
Month ended-	December 31, 2009	$1.38	$0.97
[1] The company’s common stock began trading on the TSX-V on December 3, 2007.

B.

Plan of distribution

Not applicable – The company is filing this Form 20-F as an annual report.

C.

Markets

Our common shares are quoted in the United States on the OTCBB under the symbol “NSFDF.OB”, in Canada on the TSX-V under the symbol “SFD.V” and in Europe on the Frankfurt and Berlin Exchanges under the symbol “EFW”. The company’s common shares commenced trading on the OTCBB pursuant to a reverse takeover in 1996, and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004 and the TSX-V in December 2007.

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

B.

Memorandum and articles of association

NXT was incorporated in the State of Nevada. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Shares on December 28, 2006. The Articles provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008 pursuant to Articles of Amendment the name of the company was changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

Quorum

The board of directors of NXT may fix the quorum for meetings of the board of directors or of a committee of the board of directors, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting and, with few exceptions, refrain from voting on the matter in which the director has a conflict of interest. There is no limitation on the board of directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

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

There are no restrictions in NXT’s Articles or By-Laws as to the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (the “ICA”) (Canada), as further described under Item 10.D – “Exchange Controls” below.

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

Except as provided in the ICA, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares under the laws of Canada or the Province of Alberta, or in the charter documents of NXT or its subsidiaries.

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

If an investment is reviewable under the ICA, an application for review in the form prescribed is normally required to be filed with the IRD prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister of Industry Canada (the “Minister”) (the Minister responsible for Investment Canada) is satisfied that the investment is likely to be of net benefit to Canada. The Minister has up to 75 days to make this determination. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

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

E.

Taxation

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•

an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) U.S. Holders that own or have owned  (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Income Tax Act (Canada) (the “Tax Act”); or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity that is classified as a partnership (or pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction.”

For taxable years beginning before January 1, 2011, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. The company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the company are readily tradable on an established securities market in the U.S. However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a PFIC for the taxable year during which the company pays a dividend or for the preceding taxable year. (See the section below under the heading “Passive Foreign Investment Company Rules”).

If the company is a QFC, but a U.S. Holder otherwise fails to qualify for the preferential tax rate applicable to dividends discussed above, a dividend paid by the company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Recent Legislative Developments

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the common shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of common shares.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the company generally will constitute “foreign source” income and generally will be categorized as “passive income.”

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax for Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, and if applicable, any “mark-to-market election” or “QEF election” (each as defined below).

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Passive Foreign Investment Company Rules

If the company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will effect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

The company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the assets held by the company either produce passive income or are held for the production of passive income, based on quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally means all revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2009, and based on current business plans and financial expectations, the company does not believe that it will be a PFIC for the tax year ending December 31, 2010. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

If the company were a PFIC in any tax year and a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner.  U.S. Holders should be aware that, for each tax year, if any, that the company is a PFIC, the company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations

We currently hold our cash largely in Canadian currency, yet periodically we may earn revenue in U.S. currency.  Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and United States currencies. We do not engage in activities to mitigate the effects of foreign currency fluctuation. At December 31, 2009 we had negligible cash, cash equivalents and short term investments held in U.S. dollars. We received revenues of U.S. $2,300,000 in the year. Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars during the year ended December 31, 2009 would have had a material effect on foreign exchange gain or loss.

Interest Fluctuations

At December 31, 2009 we held approximately $4,200,000 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account, an actual 1% change in interest rates during the year ended December 31, 2009 would have resulted in approximately a $42,000 change in interest income for the year.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable – The company is filing this Form 20-F as an annual report and does not have any American Depository Receipts outstanding.

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

As of December 31, 2009 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e). Based upon the foregoing, our Responsible Officers concluded that, as at December 31, 2009, our disclosure controls and procedures were effective.

Our management, under the supervision of the Responsible Officers, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our Responsible Officers have concluded that, as of December 31, 2009, our internal control over financial reporting was effective based on those criteria. Notwithstanding the foregoing, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our internal controls over financial reporting were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2009.

As stated above, we have concluded on that our internal controls over financial reporting are effective. During this process, we identified the following two areas of potential concern, which are common to many companies of our size:

•

Due to the limited number of staff at the company it is not feasible to achieve complete segregation of incompatible duties. The company has mitigated this concern by adding management review procedures of the areas where segregation is an issue. In addition to management review procedures, our board of directors is actively involved in many aspects. The board provides only restricted delegated authorizations to management. All expenditures exceeding $50,000 require approval by at least two independent board members; and

•

The company does not retain staff with specialized and current income tax, financial reporting and complex accounting expertise. The company prepares their best estimate of complex accounting calculations and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the company to provide only management’s report in this annual report.

There has been no change in the company’s internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. Our Audit Committee financial expert is Brian Kohlhammer, a Chartered Accountant and the CFO of a TSX listed company. Mr. Kohlhammer is an “independent” director, as that term is defined under the listing standards of NASDAQ.

ITEM 16B.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. This Code of Ethics is incorporated in our Employee Handbook which forms an integral part of the employee contract. The Handbook contains sections on Business Ethics, Employee Practices and Conflicts of Interest.

During 2009 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any directors, officers or employees. Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, T2P 3E6, Canada.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008
Audit fees	$ 114,284	$ 170,810
Audit-related fees (20-F review)	20,320	20,320
	134,604	191,130
All other fees	1,778	2,000
Total fees	$ 136,382	$ 193,130

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

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The company’s consolidated financial statements and related notes are included in Item 8 to this annual report.

ITEM 18.

FINANCIAL STATEMENTS

The company elected to provide consolidated financial statements pursuant to Item 17 of Form 20-F.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(3)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended By-laws for Energy Exploration Technologies
1.6(4)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.8	Articles of Amendment of Energy Exploration Technologies Inc as filed with the province of Alberta, Canada on September 22, 2008
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(3)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(2)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(2)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.8(2)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(2)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(8)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(8)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.13(6)	2004 Stock Award and Stock Option Plan
2.14(9)	2006 Stock Option Plan
2.15 (7)	Schedule of Series Provisions, Preferred Shares, Series I
2.16	2006 Stock Option Plan, Revision 1
2.17	NXT Energy Solutions Inc. specimen common stock certificate
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.36(7)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(7)	SFD Technology Ownership Agreement dated December 31, 2006
4.39(7)	Technology Transfer Agreement dated December 31, 2006
4.40(11)	Air Partners Corporation contract dated May 8, 2009
4.41(11)	Pacific Stratus Energy contract dated April 14, 2009
4.42	Form of Indemnity Agreement between NXT Energy Solutions Inc. and Directors and Officers
8.1 (10)	List of Subsidiaries
11.1(5)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.2	Consent of KPMG LLP

___________

[1]	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027).

[2]	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999.

[3]	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000.

[4]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003.

[5]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004.

[6]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005.

[7]	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.

[8]	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.

[9]	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007.

[10]	See Item 4.C – Organizational Structure.

[11]	Previously filed as by our company as an Exhibit to our Form 20-F for our year ended December 31, 2008 as filed on June 29, 2009.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:  /s/ George Liszicasz

       George Liszicasz

       Director, Chairman, Chief Executive Officer and President

Dated: June 25, 2010

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

Dated: June 25, 2010

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

Dated: June 25, 2010

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

Dated: June 25, 2010

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

Dated: June 25, 2010

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

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 29, 2010 with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2009 and 2008  and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders’ equity  for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 Form 20-F of NXT Energy Solutions Inc. and to the inclusion of our comments for United States Readers on differences between Canadian and United States reporting standards which appears in the Form 20-F.

Our comments for United States readers on differences between Canadian and United States reporting standards dated April 29, 2010 contains an explanatory paragraph stating that NXT Energy Solutions Inc. is affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Calgary, Canada

June 24, 2010