Form 20-F/A
period 2009-12-31
NXT Energy Solutions Inc.
filed 2010-06-29
CIK 1009922

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

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and Mr. Liszicasz, our CEO, president and director, wherein NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD® technology for the exploration of hydrocarbons.

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

Equipment

Our SFD® technology is comprised of the following components, which we collectively refer to as our SFD® survey system, used for the following functions:

•

Stress Field Detector-the stress field detector, or SFD®, is a unit which houses the SFD® sensor, the principal component of our technology. The SFD® sensor is a passive transducer that interacts with energy fields created by subsurface stresses as the aircraft flies and registers that interaction in the form of digital electronic signals. When NXT conducts SFD® surveys, we use an SFD® sensor array incorporating fourteen or more SFD® sensors, which allows us to collect multiple SFD® signals over areas where we fly.  This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

Data Acquisition System-used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

SFD®  Signal Conditioning Unit-this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and stored in a locked facility at the survey location when not in use.

•

Interpretation Theatre-once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretive staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility.  A remote interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey location.

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

Mr. Selby was formerly an officer of Pengrowth Corporation which administers Pengrowth Energy Trust, a large North American energy royalty trust. Mr. Selby is a board member of Qwest Group of Companies and Bridge Resources Limited; both reporting issuers in Canada. Mr. Selby is president of Caledonian Royalty Corporation, a private company. Mr. Selby is a Chairman of the audit committee of Bridge Resources Limited.

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

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He operates an independent corporate financial consulting firm and continues an associated legal practice which specializes in securities, oil and gas and international financial transactions. Mr. Selby served as the Chief Financial Officer of AltaCanada Energy Corp an Oil and Gas company listed on the TSX-V from 1998 until May 2006. Additionally, Mr. Selby is the former Vice President and Corporate Secretary of Pengrowth Corporation the administrator of Pengrowth Energy Trust. Mr. Selby is the Chairman of the audit committee for Bridges Resources Limited.

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