Form 20-F
NXT Energy Solutions Inc.
filed 2011-06-30
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[    ]

Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]

Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010.

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

34,002,396 common shares and 10,000,000 preferred shares outstanding as of December 31, 2010

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

These risks include:

•

our ability to generate sufficient cash flow from operations or to raise adequate capital to continue as a going concern;

•

our ability to achieve and execute our business plans as required to provide a quality services to clients and satisfy customers;

•

the emergence of alternative competitive technologies;

•

claims from third parties concerning our right to our SFD® technology;

•

the loss of key personnel;

•

our dependence on a few clients;

•

the instability of financial markets;

•

the potential of a downturn in capital expenditures by small to mid-size oil and gas exploration companies; and

•

other factors described herein under “Risk Factors”.

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

ITEM 3.

KEY INFORMATION

A.

Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2008, 2009 and 2010 and selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from, and qualified by reference to, our audited consolidated financial statements included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2008 is derived from our Canadian dollar audited financial statements not included in this Form 20-F. The consolidated statements of income (loss) data for the years ended December 31, 2007 and 2006 and selected consolidated balance sheet data as of December 31, 2007 and 2006 is derived from our United States dollar audited financial statements not included in this document that have been converted into Canadian dollars.

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)
Expressed in Canadian Dollars
	For the year ended December 31,
	2010	2009	2008	2007	2006
Revenues	$ 443,011	$ 3,683,326	$ 2,944,470	$5,608,432	$ 1,206,684

Operating expenses
Survey cost	466,428	1,587,120	211,237	814,343	164,095
Administrative	4,256,621	4,241,139	3,678,803	4,016,662	2,816,002
Amortization, depreciation & depletion	164,065	175,900	175,985	215,470	1,249,420
	4,887,114	6,004,159	4,066,025	5,046,475	4,229,517
	(4,444,103)	(2,320,833)	(1,121,555)	561,957	(3,022,833)
Other expense (income)
Interest expense (income)	(9,923)	(80,633)	(234,007)	(109,374)	(4,411)
Interest on debentures	-	-	-	100,980	1,290,239
Loss (gain) on sale of properties	1,074	(1,037)	(20,325)	-	-
Loss (gain) on foreign exchange	16,509	150,958	(20,242)	249,427	1,882
Abandonment of oil and gas properties	4,092	7,653	210,943	-	-
Other	(3,427)	7,351	83,367	(29,507)	(36,440)
	8,325	84,292	19,736	211,526	1,251,270
Net income (loss)	(4,452,428)	(2,405,125)	(1,141,291)	350,431	(4,274,103)
Other comprehensive income (loss):
Foreign currency gain (loss)	-	-	-	-	9,907
Comprehensive income (loss) for the period	$(4,452,428)	$(2,405,125)	$ (1,141,291)	$ 350,431	$(4,264,196)
Basic and diluted income (loss) per share	($0.14)	($0.08)	($0.04)	$0.01	($0.17)
Weighted average common shares outstanding	30,774,974	30,690,426	30,369,586	27,838,893	25,038,200

Balance Sheet Data
Expressed in Canadian Dollars
	As at December 31,
	2010	2009	2008	2007	2006
Working capital	$ 831,974	$ 4,630,036	$ 6,325,055	$5,336,353	$ 1,264,252

Current assets	$ 1,419,246	$ 5,369,813	$ 6,971,898	$8,602,790	$ 3,033,419
Restricted cash	101,856	-	-	-	-
Oil and natural gas properties, net	-	5,000	7,315	35,585	151,921
Other property and equipment, net	525,804	630,827	621,396	504,160	247,688
Total assets	$ 2,046,906	$ 6,005,640	$ 7,600,609	$9,142,535	$ 3,433,028

Current liabilities	$ 587,272	$ 739,777	$ 646,843	$3,266,437	$ 1,769,167
Long-term liabilities	62,597	232,546	53,808	32,140	-
Total liabilities	$ 649,869	$ 972,323	$ 700,651	$3,298,577	$ 1,769,167

Shareholders’ equity	$ 1,397,037	$ 5,033,317	$ 6,899,958	$5,843,958	$ 1,663,861

Throughout the history of the company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar based on the noon rate of exchange of the U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada.

Date	Cdn / US $ Exchange

Month ended-	High	Low
May 31, 2011	0.9809	0.9490
April 30, 2011	0.9691	0.9486
March 31, 2011	0.9918	0.9686
February 28, 2011	0.9955	0.9739
January 31, 2011	1.0022	0.9862
December 31, 2010	1.0178	0.9946

Quarter/Year ended-	Average
March 31, 2011	0.9855
December 31, 2010	1.0299
December 31, 2009	1.1420
December 31, 2008	1.0716
December 31, 2007	1.0666
December 31, 2006	1.1308

	Ending
June 27, 2011	0.9861

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

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.  The company's ability to continue operations is dependent on obtaining financing and attracting future customers through demonstrating the value that the company can bring to their exploration activities.

Until we can demonstrate our ability to continue to service existing clients and develop new clients for our SFD® services over a longer period of time, we cannot be certain that we are in a position to continue operating indefinitely. The company’s ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements included within this Form 20-F.

As the company is in the early commercialization phase SFD® surveys have not been tested over all potential geological conditions.  Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients may impact the reputation of the company with these clients.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates include allowances for doubtful accounts, estimated useful lives of assets and asset retirement obligations, provisions for contingent liabilities, measurement of stock-based compensation, valuation of future tax assets, valuation of undeveloped land and gross overriding royalty entitlements, valuation of preferred shares including the likelihood that the conversion feature of the preferred shares will be achieved.

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

We have related party transactions between NXT and its officers and directors. The most significant transaction was the Technical Transfer Agreement executed on December 31, 2006 between NXT and Mr. Liszicasz, our CEO, president and director, wherein NXT issued 10,000,000 preferred shares in exchange for the acquisition of the SFD® technology for the exploration of hydrocarbons.  See item 7B of this Form 20-F.

Although NXT manages this conflict of interest risk through maintenance of a strong independent board of directors, all related party transactions have the potential for conflicts of interest that may compromise the ability of board members to exercise their fiduciary responsibility to NXT shareholders.

Our revenue and future business opportunities are impacted by oil and gas price fluctuations.

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services can be impacted by oil and natural gas prices changes. The impact that price changes may have on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general if commodity prices decline our SFD® surveys revenue potential will also decline.

Our financial position is impacted by currency fluctuations.

We currently hold our cash in Canadian dollars, U.S. dollars and Colombian pesos. We earn revenues in Canadian dollars, U.S. dollars and potentially other foreign currencies. Our reporting currency is in Canadian dollars. We do not engage in currency hedging activities. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian and foreign currencies. See Item 11 of this Form 20-F.

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

We currently maintain some of our available cash in short term investments that generate interest income that will be affected by any change in interest rates. See Item 11 of this Form 20-F.

We rely upon the availability of charter aircraft to conduct our survey operations.

Since the sale of our aircraft in 2003, NXT has relied upon the availability of aircraft from charter operators. Charter operators provide the required aircraft for SFD® survey operations on an as-required basis for a variable cost equal to a fixed price for each flight hour used. Through these agreements with charter operators the company eliminated any requirement to make a capital investment into an aircraft.

On May 8, 2009 we entered into a charter agreement with Air Partners Corp., a Calgary, Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements for a minimum period of one year. This agreement has been renewed and now covers a period which ends on January 11, 2012.  This agreement has been included in this Form 20-F as Exhibit No. 4.43.

Although various charter operators have provided aircraft charter services since the disposal of our aircraft in 2003 there is a risk that a suitable aircraft may not be available at some future date from a charter operator.

If a chartered aircraft is not available then NXT may have no option but to purchase a company owned aircraft and then engage a third party to operate the aircraft. A future requirement to acquire an aircraft would place significant strain on the financial and operational resources of the company. There is a risk that the company would not have the financial resources or operational capacity to acquire an aircraft within an acceptable time frame to meet operational requirements.

Should we be unable to receive aircraft services from a suitable charter operator in the future and we are unable to acquire an alternative suitable aircraft in a timely fashion we would be unable to conduct SFD® surveys for clients and this inability would have a material adverse effect on the company's business, financial condition and results of operations.

We are a small business with limited personnel and our inability to segregate duties between administrative staff is an internal control weakness.

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

Although the company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes the company to misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations.  See Item 15T included in this Form 20-F.

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

We have a limited number of SFD® sensors. The company would be at risk if these sensors are damaged, destroyed, wear out, stolen or in any way made unavailable for operations prior to creating and testing additional sensors. Should sensors become unavailable for any reason our ability to conduct surveys will be delayed for several months as we built new sensors. During this period we may be unable to satisfy any contractual obligations. An inability to satisfy contractual obligations may jeopardize future revenue opportunities and may potentially result in a client drawing on a performance bond posted or otherwise making claims against the company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

We rely on a specialized equipment to conduct SFD® surveys.

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

We have a dependence on Mr. Liszicasz to interpret the SFD® data and to enhance our technology. The company is working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize the company’s reliance on Mr. Liszicasz to perform these functions. Currently four persons are trained to interpret SFD® signals; however, currently none are trained to an equivalent skill level of Mr. Liszicasz.

Although the company has engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if the company is unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse affect on our ability to interpret the data from SFD® surveys or to enhance our technology.

We rely on a limited number of employees and contractors who collectively possess the knowledge and skills to conducted SFD® surveys, interpret SFD® data and provide other services required to meet contract obligations.    Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients can impair our ability to meet contract obligations thereby adversely impacting our reputation and our ability to earn future revenue from clients.

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

Mr. George Liszicasz, our principal executive officer and largest shareholder, as of June 1, 2011, owns, approximately 15% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he owns 10,000,000 preferred shares, 2,000,000 of these preferred shares are convertible immediately on a one-to-one basis into Common shares at the discretions of Mr. Liszicasz, and the balance are convertible into common shares subject largely to certain revenue performance conditions being met. If all the preferred shares were converted and there was no other change in our share structure he would own 35% of common shares. See Notes to the Consolidated Financial Statements or Item 4.B Information on the Company – Business overview – Key Contract on Which We Rely for additional information relating to the preferred shares.

Controls do exist to mitigate any potential risks associated with this conflict of interest.  Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the company and its shareholders and this conduct is governed by the independent board of directors who collectively represent a majority of the board. Furthermore all material related party transactions are disclosed publicly.

However, should these conflict of interest controls not be effective, decisions may be made by the company that may advantage Mr. Liszicasz and negatively impact other shareholders.

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

The market price for the common shares on the exchanges where our stock is listed has been, and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

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

The company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property. We intend to obtain a patent for the SFD® technology. The patent protection process would require disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our intellectual property in all or any jurisdiction within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect the company's technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to the company. Finally, protection afforded by patents is limited by the financial resources available to legally defend intellectual property rights. NXT currently does not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We do enjoy common and contract law protection of our technology and trade secrets. Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

The company reassesses the appropriateness of its intellectual property protection strategy on an ongoing basis and seeks advice from intellectual property advisors.

It is possible that a third party will copy or otherwise obtain and use the company's technology without authorization, develop a similar technology independently or design around the company's secrets. Accordingly there can be no assurance that the steps taken by the company to prevent misappropriation or infringement of our intellectual property will be successful.

An inability to protect our intellectual property would make it possible for competitors to offer similar products and services that could have a material adverse effect on its business, financial condition and results of operations.

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

Despite our policy not to operate the aircraft directly and our insurance coverage we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a law suit of this nature is not determinable. Furthermore to the extent that our SFD® equipment is damaged we may be unable to conduct SFD® surveys for several months following an accident.

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

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact the company's ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

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

Currently there are no restrictions on the repatriation of our earnings in Colombia back to Canada; however, there can be no assurance that restrictions on repatriation of earnings from Colombia to Canada will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes – While operating in a foreign country we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

In the event of a dispute arising in connection with our foreign operations for any reason, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. We may also be hindered or prevented from enforcing our rights with respect to a government instrumentality because of the doctrine of sovereign immunity.

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on the company’s financial position.

We rely upon the right to conduct airborne surveys in foreign countries.  These foreign operations expose us to the risks that we will be prevent from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that will restrict our ability to perform SFD® surveys.

In Colombia SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are; customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, obtaining permits from the local aviation authority and obtaining permits from the Colombian Air Force.  NXT has successfully operated in Colombia in accordance with these requirements.

With our experience in Canada, United States and Colombia we do not anticipate any unanticipated government controls or regulations that will prevent timely completion of SFD® surveys.  However, we may encounter government restriction in other countries that may impact or restrict our ability conduct surveys.

If we encounter government regulation and restriction that impact or prevent us from conducting surveys in any country then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds.

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

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our CEO, president, chairman and largest shareholder. The technology was licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 the company acquired the technology from Mr. Liszicasz pursuant to the Technical Transfer Agreement (the “TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred all his rights and entitlements to SFD® technology for hydrocarbon exploration to the company.  Mr. Liszicasz has retained the rights to the technology for all other applications.

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

On February 9, 2010 the company registered a branch with both the Chamber of Commerce in Bogota, Colombia and with the office of Direction of Taxes and National Customs, the Colombian tax administration. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations.

The company’s business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $55,516, $184,035 and $292,026 respectively for years 2010, 2009, and 2008. These expenditures relate largely to computer equipment and SFD® survey equipment.

B.

Business overview

Description of the nature of the company’s operations and principle activities

NXT utilizes its proprietary SFD® survey system to provide a service for the oil and gas industry.  SFD® is an airborne tool used for oil and gas exploration.  We provide a fast and cost-effective method for oil and gas clients to evaluate large areas for their exploration potential.

SFD® sensors remotely respond to changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structure, faults, fractures and reefs that are often associated with traps and reservoir accumulations.  SFD® is effective over wide areas where surveys often exceed 5,000 square kilometers. The SFD® survey system has been shown effective by clients to quickly focus exploration resources offering the benefit of reducing the risk, time and expense associated with frontier exploration.

NXT delivers to clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006 the company commenced its current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model NXT will not invest either directly or indirectly in exploration or development wells or engage in other exploration or production activities.  Our current business model minimizes our capital requirements thereby conserving cash, minimizes perceived or real conflicts between the interests of NXT and its survey clients and we believe will generate a higher return on capital for shareholders than if we adopted an oil and gas exploration and production business model.

Within our chosen business model our primary business is to earn revenues by conducting SFD® surveys and then providing reports to clients to earn a fee. Secondly the company may negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, the company may earn a fee by providing other related geological and geophysical services to clients.

Our objective with this business model is to maximize and hasten a broad industry acceptance and appreciation of the value of our SFD® survey system.  The main obstacle in achieving this objective is the oil and gas industry’s skepticism related to any early stage technology. The industry has long memories of promising, but ultimately disappointing, technologies. Accordingly industry professionals are seldom prepared to devote resources or stake their professional reputation on an early stage technology. This reluctance is particularly acute when the fundamental science related to the technology is complex and not easily understood as is the case with SFD®.

NXT’s strategy to overcome skepticism in order to gain industry acceptance of SFD® and maximize survey revenue fall into four general categories; maximizing client endorsement opportunities, providing industry education and support, targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits) plus adopting an attractive and fair pricing structure.  Our specific tactics are:

1.

Focus the majority of sales resources on one high profile market which offers NXT the maximum opportunity for success (Colombia);

2.

Upon success in this initial market, step out to an associated market (Peru) and eventually other markets that are a logical extension of the primary market;

3.

Be opportunistic by responding selectively to requests of interest from qualified potential clients "bluebirds" from all other locations in the world (South Asia). The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.

Capitalize on any bluebird sales by soliciting sales opportunities within the bluebird market;

5.

Continue to conduct small pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

6.

Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case studies successes.

Description of the principle markets in which the company competes

Overview of markets

The company has an opportunity to provide its services to any region in the world that conducts oil and gas exploration activities. However, the company chooses to be strategic and focus its limited sales resources in its early stages of commercialization into just a few carefully selected markets.

Discussion on market in which we operate:

North America Market

NXT began marketing of its SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada the company earned survey revenue of $1,206,684, $5,608,432 and $2,944,470 respectively in the period 2006, 2007 through 2008.

In the second quarter of 2011 we completed a U.S. $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey is to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment. The survey area contains both large blanket gas and small oil fields.

Colombian Market

In 2008 exploration activity seriously diminished in Canada as a result of the credit crisis and falling natural gas commodity prices. In response, the company looked to international markets for new revenue opportunities. This strategy resulted in the company entering into the Colombian market in 2009.  The company has now earned survey revenue in Colombia of $443,011 and $3,683,326 in 2010 and 2009 respectively.

Colombia has many characteristics desirable for achieving market success for our SFD® survey system. With a business friendly approach and practical resource policies, Colombia attracts a large number of exploration and production companies from around the world. In Colombia there are obstacles to acquire geological and geophysical data as required to properly evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost and time required to shoot seismic programs, particularly on-shore.  SFD® can be a very effective tool to help overcome these obstacles.

Colombia is our primary international market focus in 2011.  All the company’s revenue in the past two years was earned in Colombia.  The company is well known in this country and we believe Colombia continues to offer the strongest revenue opportunity for 2011.

Peruvian Market

NXT has selected Peru as the next appropriate market to pursue. Our evaluation confirmed that Peru offered many synergies with Colombia. Many of the companies active in Peru are also active in Colombia. Additionally, Colombia and Peru share many of the same operational, community and environmental issues that make SFD® an attractive solution.

South Asia Market

We capitalized on a “bluebird” opportunity in South Asia, which resulted in the signing of a U.S. $2.66 million contract this year. This opportunity arose through established prior relationships between our geophysical staff and key decision makers in the client’s exploration management.  However, the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Completion of this contract is contingent upon obtaining regulatory and military permits to conduct flight operations. Obtaining such permits is uncertain at this time.

Description of seasonality of the company’s main business

There is no seasonality to the company’s business.

Description of the source of raw material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect the company’s ability to conduct and/or expand its business. In order to conduct our survey we require the following:

•

Survey aircraft: - Historically NXT has both owned its own aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a charter agreement with Air Partners Corporation, a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. The current charter agreement with Air Partners expires on January 11, 2012 whereupon the company anticipates that the agreement will be renewed for an additional period.  Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as-needed basis, to multiple Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations.

•

SFD® sensors: - All the sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, NXT has demonstrated its ability to manufacture new functional SFD® sensors.

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

•

Computer hardware and software: - (Data Acquisition System, SFD® Signal Conditioning Unit, and Interpretation Theatre) The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long-standing relationships. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

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

As at June, 27, 2011 the company has earned approximately $14 million of cumulative gross revenue pursuant to the TTA.

The following schedule provides a summary of the ownership of the preferred shares as of June 27, 2011:

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

Air Partners Aircraft Charter Agreement

On May 8, 2009, the company executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, services for SFD® survey operations utilizing Air Partners’ fleet of Cessna Citation 560 series jet aircraft. The original term of this agreement was for one year and has been extended through two successive contract renewals.  The current extension executed on January 11, 2011 expires on January 11, 2012.

Under the terms of this agreement Air Partners shall provide aircraft charter services to meet NXT’s aircraft survey requirements both domestic and internationally. Specifically Air partners shall provide on a non-exclusive but preferential basis three Cessna Citation 560 aircraft, specifically modified to meet SFD® survey mission requirements. The Air Partners’ service shall include all aircraft personnel (including pilots, aircraft maintenance engineers and administration), insurance, aircraft maintenance, servicing and grooming all in accordance with Transport Canada and other regulatory standards.

NXT’s minimum aircraft charter commitment during the extension to January 11, 2012, is approximately $335,000. The company’s commitment is based upon chartering in aggregate a minimum of 100 aircraft hours. Flight hours in excess of this 100 hour minimum shall be made available to NXT for survey operations on an as required base subject to availability. As at June 27, 2011 the company has contracted 9 hours pursuant to this agreement.

Air Partners Aircraft Charter Agreement dated January 11, 2011 is included as Exhibit 4.43 to this Form 20-F.

Equicom Group Inc Agreement

On May 26, 2011 NXT entered into an agreement with Equicom Group Inc (Equicom) with an initial term of one year that is subject to cancellation by NXT with 60 day written notice. Equicom provides strategic communications services to approximately 100 public companies across a diverse range of industries. Under the terms of the agreement, NXT will pay Equicom a monthly fee of $6,000 for select strategic communication services. The contract commences immediately. Neither Equicom nor any of its principals have an ownership interest, directly or indirectly, in NXT or its securities, nor has the company granted Equicom or its principals any rights to acquire any such interests. Equicom is a wholly-owned subsidiary of TMX Group Inc.

Equicom Group Inc Agreement dated effective May 26, 2011 is included as Exhibit 4.44 to this Form 20-F.

Basis for statements made regarding competitive position

Our SFD® airborne survey service is based upon a proprietary technology. It is capable of remotely, from a survey aircraft, identifying subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology similar or comparable to our SFD® survey system for oil and natural gas exploration.

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

The SFD® system is often used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential.  Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on communities and the environment.  An SFD® survey deployed first can provide necessary information to target a seismic program over just the locations selected by SFD®.  This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration such as aeromagnetic and gravity surveys. These systems can provide regional geological information such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as SFD®.

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

In Colombia SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are; customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, obtaining permits from the local aviation authority and obtaining permits from the Colombian Air Force.  NXT has successfully operated in Colombia in accordance with these requirements.

With our experience in Canada, the United States and Colombia we do not anticipate any unanticipated government controls or regulations that will prevent timely completion of SFD® surveys.  However, we may encounter government restriction in other countries that may impact or restrict our ability conduct surveys.

If we encounter government regulation and restriction that impact or prevent us from conducting surveys in any country then we will not be able to earn revenue and may potentially expose the company to forfeiture of performance bonds.

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

D.

Property, plants and equipment

Oil and Gas Properties

The company owns limited acres of undeveloped land in the Canadian western sedimentary basin. These assets are not a material asset of the company and have been written down a nominal value in our financial records.  Additionally the company is entitled to royalty interest on production on certain lands surveyed by clients. Royalty revenue is not significant at this time but may increase in the future if these lands, on which NXT has royalty interest, are developed and commence producing hydrocarbons.

Facilities

We operate from a 7,087 square foot leased office located at Suite 1400, 505-3rd Street SW, Calgary, Alberta, Canada T2P 3E6. The amended lease for this facility commenced on June 1, 2008 and includes 2,100 square feet that was added to the original lease on a co-terminus basis. The original six year lease was entered into on November 1, 2006 and expires on October 31, 2012. The monthly lease payment is currently $31,871.

Equipment

Our SFD® technology is comprised of the following components, which we collectively refer to as our SFD® survey system, used for the following functions:

•

Stress Field Detector—the stress field detector, or SFD® including a unit which houses the SFD® sensors, is the principal component of our technology.  SFD® sensors respond to changes in subsurface stress.  These responses are transformed through passive transducer into electronic digital signals.  Airborne surveys are conducted with an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 development sensors, allowing multiple SFD® signals responses at all points of a survey.

This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and are stored in a locked facility at the survey location when not in use.

•

Data Acquisition System—used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and are stored in a locked facility at the survey location when not in use.

•

SFD® Signal Conditioning Unit—this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft and are stored in a locked facility at the survey location when not in use.

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

A.

Operating results

Overall Operational Performance

Selected Annual Information
	For the year ended December 31,
	2010	2009	2008
SFD® survey revenue	$443,011	$3,683,326	$2,944,470
Net comprehensive income (loss)	(4,452,428)	(2,405,125)	(1,141,291)
Net income (loss) per share unit; basic and diluted	($0.14)	($0.08)	($0.04)
Net cash generated (used) in operating activities	(2,692,776)	(2,580,308)	(1,816,150)
Cash and short term investments	1,370,234	4,174,145	6,894,170
Total assets	2,046,906	6,005,640	7,600,609
Long term liabilities	62,597	232,546	53,808

Financial Highlights for 2010

•

We completed one SFD® survey for one new client earning $443,011 of revenue in the year and incurred a net loss of $4,452,428.  100% of all survey revenue in 2010 was earned in Colombia.

•

$2,692,776 in cash was used for operating activities in the year.

•

Our cash and investments held on account as at the end of the year are $1,370,234; a decrease of $2,803,911 from the beginning of the year. Working capital ended the year at $831,974 as compared with $4,649,393 at the end of 2009.

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

Net Income (Loss)
	For the year ended December 31,
	2010	2009	2008
SFD® survey revenue	$ 443,011	$ 3,683,326	$ 2,944,470
Operating expenses	4,887,114	6,004,159	4,066,025
Income (loss) before other expenses	(4,444,103)	(2,320,833)	(1,121,555)
Other expense	8,325	84,292	19,736
Net loss	$ (4,452,428)	$ (2,405,125)	$ (1,141,291)

SFD® Survey Revenue – 2010 compared with 2009

In 2010, NXT recognized $443,011 of SFD® revenue related to one contract for a new Colombian client. SFD® survey revenue for the year ended December 31, 2009 was $3,683,326 and was related to two SFD® survey contracts in South America that were completed for new NXT clients.

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

Expenses
	For the year ended December 31,
	2010	2009	2008
SFD® survey cost	$ 466,428	$ 1,587,120	$ 211,237
Administrative	4,256,621	4,241,139	3,678,803
Amortization, depreciation and depletion	164,065	175,900	175,985
	$ 4,887,114	$ 6,004,159	$ 4,066,025

Expenses for the years ended December 31, 2010, 2009 and 2008

SFD® survey costs - in 2010 and 2009 all of our surveys were performed in Colombia while in 2008 our surveys were conducted in Canada. In 2010 we incurred survey costs of $466,428 ($1,587,120 - 2009 and $211,237 - 2008) which include commissions on sales of $13,662 (2009 - $160,891 and 2008 - nil), flight costs of $322,050 (2009 - $956,836 and 2008 - $223,946) and meal, hotel and transportation costs of $70,249 (2009 - $334,717 and 2008 - $7,145).

The higher survey costs incurred in 2010 and 2009 as compared with 2008 (as measured as a percentage of revenue) is largely due to two factors. The first is the extra market development costs required to become established and gain a market profile in a new country. The second is the inherent cost differences associated with operating in Colombia as compared with Canada.

The market development costs include mainly non-revenue survey flights designed to showcase SFD® capabilities in a new geological and market setting. These non-revenue survey costs represented over 20% of our total survey costs in 2009. In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff.

The extra Colombian survey costs as compared with a Canadian survey is due to the time required to conduct a survey as well as the higher cost to mobilize and demobilize the survey aircraft and crews to a non-Canadian location. In Colombia NXT does incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several weeks to complete that may take only a few days in Canada. These delays result in additional aircraft, crew and accommodation costs.

Administration - the company had a minimal administrative cost increase in 2010 of $15,482. The increase of $562,336 for 2009, in comparison to 2008, related to hiring of additional staff and increased costs associated with symposiums, conferences and travel for marketing and sales in international markets.

Amortization, depreciation and depletion - in 2010 depreciation decreased in comparison to the two previous years. In 2009, the company continued computer and software upgrades necessary for our operations. In 2008, the company invested in additional equipment required to develop sensors and also expanded its office space in its existing building incurring costs to update and furnish the facilities.

Other Expense (Income)
	For the year ended December 31,
	2010	2008	2007
Interest income	$ (9,923)	$ (80,633)	$ (234,007)
Loss (gain) on foreign exchange	16,509	150,958	(20,242)
Loss (gain) on sale of properties	1,074	$ (1,037)	$ (20,325)
Accretion of asset retirement obligation	4,092	7,653	210,943
Other expense (income)	(3,427)	7,351	83,367
	$ 8,325	$ 84,292	$ 19,736

Interest income - Interest income, generated by short term investments, was offset by interest expense resulting in $9,923 of net interest income in 2010, $80,633 in 2009 and $234,007 net income in 2008.  The decline in interest net income is caused largely by a decline in Cash, Cash Equivalents and Short term Investments combined with a reduction in interest rates earned on cash balances.

Loss (gain) on foreign exchange - Loss (gain) on foreign exchange - loss or gain on foreign exchange is caused by changes in the relative exchange values of the U.S. dollar, Canadian dollar and Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the U.S. dollar or COP, then net financial assets held in U.S. dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. The company normally holds its cash and investments in Canadian dollars to reduce the impact caused by market volatility; however, currently we are contractually obligated to hold certain Restricted Cash funds in U.S. dollar instruments to support bond commitments.  In 2009 the company incurred a large loss resulting from decline in the US dollar while the company held large US dollar denominated receivables.

Gain on sale of properties – In 2008 the gain was from the sale of the company’s working interest in a well in Entice, Alberta effective April 1, 2008. The gain and loss in 2009 and 2010 respectively relates to the sale of miscellaneous assets.

Accretion of asset retirement obligation - management conducted a review in 2008 of all wells for which NXT had a historical participation and determined that there is an obligation related to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. At December 31, 2010, the asset retirement obligation is estimated to be $54,444 (December 31, 2009 – $51.254), based on a total future liability of $61,811. These obligations are estimated to be settled in four years. This amount has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0%.

Other expense (income) consists of several items:

Gross overriding royalties - The company is entitled to gross overriding royalties in Canada related to some previous SFD® surveys. In the year ended December 31, 2010 $9,229 of royalty revenue was earned compared with $997 in 2009 and $10,592 in 2008.  Currently, the company holds royalty interests in two producing wells in Alberta and an entitlement to royalties on future production on much of the land where we have conducted surveys for clients in Canada. There is no certainty royalties will be earned from these entitlements.

Oil and natural gas revenue - Effective April 1, 2008, the company sold its working interest in its last producing well.  Following the effective date, the company ceased to hold working interests in any producing wells and accordingly earned no oil and gas revenue in 2009 and 2010.

Settlement - In the third quarter of 2008 the company paid out $90,000 to settle a statement of claim that was outstanding since 2002. The plaintiff was a past president and director of NXT.

Summary of Quarterly Results (Unaudited)
	Dec 31, 2010	Sept 30, 2010	June 30, 2010	March 31, 2010
Revenue	$0	$0	$443,011	$0
Net income (loss) from continuing operations	(1,276,690)	(962,590)	(890,673)	(1,322,475)
Basic and diluted earnings (loss) per share	($0.04)	($0.03)	($0.03)	($0.04)

	Dec 31, 2009	Sept 30, 2009	June 30, 2009	March 31, 2009
Revenue	$1,044,889	$447	$2,638,759	$228
Net income (loss) from continuing operations	(671,458)	(696,591)	283,005	(1,047,081)
Basic and diluted earnings (loss) per share	($0.02)	($0.03)	$0.01	($0.03)

Q4 2010 to Q3 2010 comparison; the company recognized nil in survey revenue and $404,053 in stock based compensation expense in Q4 (respectively nil and $72,899 - Q3). The increase in stock-based compensation expense is attributed to 2,113,204 stock options that were re-priced on December 8, 2010 at an exercise price of $0.63 per share.

Q3 2010 to Q2 2010 comparison; the company recognized nil in survey revenue and $72,899 in stock based compensation expense in Q3 (respectively $443,011 and 100,864 - Q2).

Q2 2010 to Q1 2010 comparison: the company recognized $443,011 in survey revenue, $31,507 in stock based compensation expense and recorded $342,959 in survey costs in Q2 (respectively nil, $69,356 and $118,056 - Q1).

Q1 2010 to Q4 2009 comparison: the company recognized no survey revenue, $69,356 in stock-based compensation expense and recorded no survey costs in Q1 (respectively $1,044,766, $187,343 and $508,308 - Q4).

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

B.

Liquidity and capital resources

At December 31, 2010 the company's cash and equivalents was $1,370,234 and $1,054,395 as of June 27, 2011. Our current cash position includes the net proceeds of a private placement completed in March of 2011 in the amount of $1,493,723. In the first quarter of 2011, $267,000 was encumbered with a Canadian chartered bank to secure a contract performance bond and accordingly has been excluded from our current cash position and recorded as Restricted Cash. We project that the executed survey contracts scheduled for 2011 are profitable yet will require cash during the survey phase. Our current contracted backlog of surveys is U.S. $2.8 million dollars.

The company has no material commitments for capital expenditures either as of the end of the latest year or any subsequent interim periods.

The company projects liquidity constraints that will restrict our available working capital required to complete operational requirements. The company continues to review administrative cost cutting and other measures to conserve cash. The company has been successful in reducing administrative expenditures in the first quarter of 2011 as compared with the same period last year through salary reductions and administrative personnel cutbacks. In addition, the company is pursuing other means to conserve cash. Despite these measures the company likely will require additional capital in 2011.

Our ability to continue as a going concern will ultimately be dependent upon our ability to sustain positive cash flow from operations and/or obtain additional financing. The outcome of these matters cannot be predicted with certainty at this time.

The following table summarizes the change in cash flow for the years ended December 31, 2010, 2009 and 2008:

	For the year ended December 31,
	2010	2009	2008
Cash generated (used) in operating activities	$ (2,692,776)	$(2,580,308)	$ (1,816,150)
Cash generated by financing activities	45,837	42,262	1,313,984
Cash generated (used) in investing activities	(1,062,623)	6,566,126	(1,340,065)
	$ (3,709,562)	$4,028,080	$ (1,842,231)

Operating Activities

2010 - the $2,692,776 of cash used in operating activities reflects our net loss of $4,452,428 adjusted for $746,144 of non-cash additions and a $1,013,508 net increase in non-cash working capital.

2009 - The $2,580,308 of cash used in operating activities reflects our net loss of $2,405,125 adjusted for $849,180 of non-cash expenses and a $1,024,363 net decrease in non-cash working capital.

2008 - The $1,816,150 of cash used in operating activities reflects our net loss of $1,141,291 adjusted for $1,019,645 of non-cash expenses and a $1,532,558 net decrease in non-cash working capital.

Financing Activities

2010 - We raised $54,518 through the exercise of options and reduced our capital lease by $8,681.

2009 - We raised $50,239 through the issuance of shares and reduced our capital lease by $7,977.

2008 - We raised $1,499,853 through the exercise of options and warrants and reduced our capital lease by $7,329. We also paid out the final amount of $178,540 in registration penalty in connection with the convertible debentures issued in the 2005 private placement.

Investing Activities

2010 - $905,651 was invested in short-term investments and $55,516 was invested in capital assets.

2009 - due to the low interest rates offered in the current market, maturing short term investments were moved to more liquid investments as we wait for an upturn in rates. $184,035 was invested in capital assets and $2,056 was generated through the sale of property.

2008 - $1,095,439 was invested in short-term investments, $292,026 in capital assets and $47,400 was generated through the sale of oil and gas properties in the Entice area of Alberta.

Projected and Actual Cash Receipts Subsequent to December 31, 2010

The company closed a non-brokered private placement on February 16, 2011 for aggregate proceeds of $1,600,300 (net $1,497,279) including $40,000 from two company officers. At this closing the company issued 3,200,600 units at a price of $0.50 per unit where each unit consisted of one common share and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012. The expiry date may become accelerated at the discretion of the company if the shares trade at a price greater than $0.90 for 10 consecutive trading days. In connection with this closing, the company paid a finder's fee of $72,660 and issued 145,320 warrants with the same terms as above.

C.

Research and development, patents and licenses, etc.

There was no research and development expense reported in 2010, 2009 and 2008.  In these three years expenditures related to research and development were not significant and was included within administrative expense.

D.

Trend information

As at June 27, 2011 the company had on its order book a U.S. $2.66 million contract to conduct a SFD® survey for a client in Asia and U.S. $150,000 for a SFD® survey in Montana USA for a Calgary Canada based client. The completion of the Asia survey is contingent on us obtaining flight permits as required to fly in the country. These permits must be granted by the local military and regulatory bodies. There is no certainty that these permits can be obtained and accordingly the company is at risk of not being able to complete this contract.  The Montana survey is largely completed at this time.

In addition the company has submitted quotes for potential SFD® survey work and if these contracts are awarded the company could earn revenue for the balance of 2011 that would be higher than the revenue earned in 2010.

E.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.

Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2010:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	Over 3 years
Copier lease-to-own agreement	$18,837	$9,447	$9,390	-
Rent or operating lease	$709,654	$419,341	$290,313	-
Aircraft charter commitment	$305,855	$305,855	-	-

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

The following table sets forth information, including directorships in other reporting issuers, as of June 27, 2011, for our directors, executive officers and key employees:

MICKEY ABOUGOUSH Age 64 Director since November 2007

Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the president of Teknica Overseas Ltd., an international consulting company.  Mr. Abougoush is a board member of a number of private companies.

Mr. Abougoush is a member of the Audit and Governance Committees.

BRIAN KOHLHAMMER Age 48 Director since December 2004

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

George Liszicasz Age 57 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

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

DOUGLAS ROWE Age 69 Director since May 2002

Mr. Rowe is the President of ETA Energy Solutions Inc., a private company engaged in fuel efficiency enhancement. His previous positions were Chief Executive Officer of Trinity Metals Corporation, a private company engaged in mineral exploration and the Executive Chairman and Chief Executive Officer of Birch Mountain Resources Ltd., a publicly listed industrial minerals and mineral exploration company.

Mr. Rowe is a professional engineer with a Bachelor of Science degree in Electrical Engineering from Queen’s University which he obtained in 1967 and has over 40 years of industry experience.

Mr. Rowe is Chair of the Compensation Committee.

CHARLES SELBY Age 54 Director since January 2006

Mr. Selby is both a lawyer and professional engineer. He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation. He is also the Chairman and CEO of Canadian Star Energy Limited. He was formerly an officer of Pengrowth Corporation, which administers Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby is the Executive Chairman of Montana Exploration Co.  Mr. Selby is also a director of Bridge Resources Corp., Vecta Energy Corp. and Quest Investment Management Corp. all reporting issuers in Canada.

Mr. Selby is a member of the Audit, Compensation and Disclosure Committees.

THOMAS E. VALENTINE Age 49 Director since November 2007

Mr. Valentine is a Partner with Macleod Dixon LLP, where he has practiced law, both as a Barrister & a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is also a member of the Board of Directors of Calvalley Petroleum Inc. and Veraz Petroleum Ltd.

In 2003 and 2004 Mr. Valentine was Senior Counsel (Projects) to Qatar Petroleum, the national oil and gas company of the State of Qatar. Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

KEN ROGERS AGE 58 CFO, VP FINANCE SINCE JANUARY 2006

Mr. Rogers joined NXT in January 2006 as Vice President of Finance and was appointed CFO in May 2006. Mr. Rogers is a Chartered Accountant with over 25 years of financial and operational management experience. Mr. Rogers has given his notice of resignation as an officer of the company which is intended to occur in mid-July 2011 pending a transition to his successor.

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

ANDREW STEEDMAN Age 50 VP Operations since December 2005

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

SUZANNE LOOV Age 43 Corporate Secretary since December 2009

Ms. Loov is a lawyer with a Bachelor of Laws degree from the University of British Columbia which she obtained in 1993. From May 1994 to July 2002 Ms. Loov practiced law with Armstrong Perkins Hudson LLP (“APH”) (formerly Ogilvie & Company LLP), a boutique securities law firm, first as an associate and later as a partner. Following the merger of APH and Borden Ladner Gervais LLP (“BLG”), Ms. Loov joined BLG as a partner in the firm’s corporate finance group and worked there until October 2005. While practicing law Ms. Loov has been an officer and director of several public and private companies.

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

Messrs. Rowe, Kohlhammer, Abougoush, Valentine and Selby and Ms. Loov are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.

Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other four most highly compensated executive officers serving as executive officers at December 31, 2010, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2010.  All officers of the company are located in Canada and are paid in Canadian funds.

Summary compensation table for the year ended December 31, 2010:
Name and Principal Position	Salary	Bonus (2)	Other (1)
George Liszicasz, Chief Executive Officer	$252,176	$ -	$7,346
Ken Rogers, VP Finance & Chief Financial Officer	179,603	-	1,783
Murray Christie, Sr VP & Chief Operating Officer	106,667	-	4,607
Andrew Steedman, VP Operations	154,002	-	7,283

(1)   Taxable benefits, consisting of life insurance, wellness, parking.

(2)   NXT has an intention of paying

 a bonus to officers upon the company becoming profitable at the sole discretion of the Compensation Committee.

(3)   There were no stock options issued to executive officers in 2010.

(4)   Mr. Chrisitie left his position on August 31, 2010.

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

We compensate directors for serving on our board by paying a cash retainer as well granting common stock options.  In 2010 and 2009 each director receives $30,000 per annum and the chairman of the board and the chairman of the audit committee both receive an additional $5,000 per annum. The company did not pay a cash retainer to directors prior to 2009.

In addition Directors receive common shares stock options as compensation for their services. The amount and terms of stock option grants are determined by the board of directors. We do not provide additional compensation for committee participation or special assignments of the board of directors. (See Item 6.E “Share ownership” for details regarding stock options granted to directors).

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

Board of Directors Mandate

The principal role of the Board of Directors of NXT (the “Board”) is stewardship of the company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the company’s business with the objective of preserving the company’s assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Board of Directors Mandate is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, Alberta, Canada T2P 3E6.

Board Committees

CORPORATE GOVERNANCE COMMITTEE

The company and the Board recognize the importance of corporate governance to the effective management of the company and to its shareholders. The company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value. The Corporate Governance Committee Mandate is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, Alberta, Canada T2P 3E6.

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

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee consists of Messrs. Selby, Kohlhammer and Rogers (Chair), and Ms. Loov. Messrs. Selby , Kohlhammer and Ms. Loov are independent.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Kohlhammer (Chair), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, Alberta, Canada T2P 3E6.

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

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. Mr. Selby served as the Chief Financial Officer of Montana Exploration Co. an Oil and Gas company listed on the TSX-V from 1998 until May 2006. Additionally, Mr. Selby is the former Vice President and Corporate Secretary of Pengrowth Corporation the administrator of Pengrowth Energy Trust Mr. Selby is the Chairman of the audit committee for Bridge Resources Limited.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Rowe, Valentine, Abougoush and Selby are members of the Compensation Committee. Mr. Rowe is the Chair of the Compensation Committee. All members of the Compensation Committee are independent. The Compensation Committee Mandate is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at #1400, 505 – 3 Street SW, Calgary, Alberta, Canada T2P 3E6.

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

D.

Employees

As of December 31, 2010 we had 9 employees and 2 full time contractors. All persons work in either management, technical or administrative positions.  There are no employees of the company that are members of a labor union.

The following summarizes the approximate number of employees and independent contractors by function:

Function	Employees	Contractors	Total
Senior Management Team	3	-	3
Finance and Administration	3	-	3
Technical Development	1	2	3
Survey Support	2	-	2
Total	9	2	11

Fiscal year ended December 31, 2010

As at December 31, 2010 we had a staff of 11 consisting of 9 full-time employees and two contractors.  10 persons are based in Calgary, Canada and one in Bogota, Colombia.  Our staff consists of a three members senior management team, three finance and administrative persons, including one senior administrator in Colombia, five operations staff consisting of three electronics engineers including one research scientist holding a Ph.D., one geophysicist, and one technical staff person. We engaged throughout the year other technical and administrative contract personnel as required on a project basis. The reduction of total number of employees in 2010 as compared with 2009 is the result of the company’s cost cutting measures in response to reduced revenue in 2010.

Fiscal year ended December 31, 2009

As at December 31, 2009 we had a staff of 15 consisting of 13 full-time employees and two contractors which included four members of the senior management team, two financial staff, five operations staff, one electronics engineer, one geophysicist, one research scientist holding a Ph.D. and one administrative staff.

Fiscal year ended December 31, 2008

As at December 31, 2008 we had a staff of 13 consisting of 12 full-time employees and one contractor which included three members of the senior management team, two financial staff, five operations staff, one electronics engineer, one research scientist holding a Ph.D. and one administrative staff.

E.

Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Option Plan (the “Plan”) or predecessor plans with substantially the same terms. The Plan is approved by shareholders annually at the company’s annual general meeting. The Plan approved at the company’s annual general meeting on December 8, 2010 was incorporated by reference into this Form 20-F as Exhibit No. 2.16.  Pursuant to this Plan all option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted. Options are generally issued with a three year vesting period wherein one third of the options granted vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the day of grant or some higher price at the discretion of the board.

The following options were granted to our executive officers in 2010, 2009 and 2008.

2010

No options were issued to our executive offers.

In 2010 Company re-priced 1,615,000 options that were previously issued to insiders.  This re-pricing was approved by disinterested shareholders at the Company’s Annual General Meeting held on December 8, 2010 and subsequently the Company’s submission was accepted for filing by the TSX Venture Exchange.  All re-priced options are now exercisable at a price of Cdn. $0.63 per share.  All other terms of these option grants remain unchanged.

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

2008

No options were issued.

The following table sets forth information regarding outstanding stock options granted to our directors and officers as of June 1, 2011.  All options are issued at an exercise price set at the last trade price on the day of grant except for the repricing of options as noted above in this section.  Each option entitles the option holder to acquire one common share.

Issued and Outstanding Director and Officer Options

Name and Position	Strike Price	Grant Price	Expiry Date	Total	% Outstanding
					Options
Andrew Steedman	$0.53	28-Feb-11	28-Feb-14	150,000
VP Operations	$0.63	13-Feb-07	13-Feb-12	75,000
	$0.63	2-Dec-09	2-Dec-14	60,000
				285,000	14%
Brian Kohlhammer	$0.63	13-Feb-07	13-Feb-12	90,000
Director	$0.63	2-Dec-09	2-Dec-14	30,000
				120,000	6%
Charles Selby	$0.63	13-Feb-07	13-Feb-12	150,000
Director	$0.63	2-Dec-09	2-Dec-14	30,000
				180,000	9%
Douglas Rowe	$0.63	13-Feb-07	13-Feb-12	100,000
Director	$0.63	2-Dec-09	2-Dec-14	30,000
				130,000	6%
George Liszicasz	$0.63	13-Feb-07	13-Feb-12	55,000
CEO & Director	$0.63	2-Dec-09	2-Dec-14	50,000
				105,000	5%
Ken Rogers	$0.63	13-Feb-07	13-Feb-12	75,000
CFO	$0.63	2-Dec-09	2-Dec-14	60,000
				135,000	6%
Mickey Abougoush	$0.63	12-Dec-07	12-Dec-12	150,000
Director	$0.63	14-Apr-09	14-Apr-14	50,000
	$0.63	2-Dec-09	2-Dec-14	30,000
				230,000	11%
Thomas Valentine	$0.63	12-Dec-07	12-Dec-12	150,000
Director	$0.63	14-Apr-09	14-Apr-14	50,000
	$0.63	2-Dec-09	2-Dec-14	30,000
				230,000	11%
Total number of options held by officers and directors				1,415,000	68%

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of June 1, 2011 by persons who beneficially own 5% or more of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Form 20-F, each individual referenced in Item 6.D above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).

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

Beneficial Ownership of Officers and Directors	Beneficially Owned at June 1, 2011	Percent of Class of Share
Directors and Officers:
George Liszicasz 1 & 2	7,308,157	21%
Charles Selby [1]	613,718	2%
Douglas J. Rowe [1]	215,000	* [3]
Brian Kohlhammer [1]	135,000	* [3]
M. S. Abougoush [1]	176,667	* [3]
Thomas E. Valentine [1]	176,667	* [3]
Andrew Steedman [2]	390,534	1%
Ken Rogers [2]	125,400	* [3]
Total D & O Common Shares	9,141,142	27%

Major Shareholders:
Goodman & Company, Investment Counsel Ltd.	1,559,387	5%
Mork Capital Management, MCAPM, L.P., & Michael Mork	2,054,394	6%
[1] Director of NXT
[2] Officer of NXT
[3] Beneficially owns less than one percent of common shares

Major changes in percentage ownership of persons who beneficially own 5% or more of the outstanding common shares of NXT in the last 3 years:

•

Michael Mork acquired 200,000 common shares through participation in the company’s private placement that closed on February 17, 2011.

•

George Liszicasz acquired 20,000 common shares through participation in the company’s private placement that closed on February 17, 2011.

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common stock. As of May 31, 2011 there were 178 registered holders of record of the company's common stock including 81 in the United States who collectively held 17,813,844 common shares, representing 52% of the total issued and outstanding shares of 34,002,396 common shares.

As of June 27, 2011 the company is a foreign private issuer. All of the company’s executive officers and directors are Canadian citizens who reside in Canada and the majority of company assets are in Canada. The company’s major shareholders in common shares have the same voting rights as other holders of common shares. The company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the company which may result in a change of control of the company.

B.

Related party transactions

Summarized below are certain transactions and business relationships between NXT and persons who are related parties, as described in Item 7.B of Form 20-F, since January 1, 2009:

In the year ended December 31, 2010
Collective wages, fees and benefits paid to executive officers of the company who were also directors of the company	$259,522

Mr. Selby, a director of NXT, is a former officer for Pengrowth Corporation. We recorded revenue with Pengrowth Corporation of $1,200,000 for the year ended December 31, 2008 when Mr. Selby was an officer of this client. At December 31, 2010 there was no amount due from this client.

In the year ended December 31, 2008, 110,000 shares were issued to officers and directors pursuant to the exercise of options at a strike price of U.S. $0.14 - $0.43.

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

On June 15, 2009, 25,000 shares were issued to the spouse of an officer of the company pursuant to a private placement at a price of U.S. $2.00 per common share.

On January 22, 2010, 50,000 shares were issued to officers pursuant to the exercise of options at a strike price of U.S. $0.40.

On December 8, 2010, the company re-priced 1,615,000 options that were previously issued to insiders.  This re-pricing was approved by disinterested shareholders at the Company’s Annual General Meeting held on December 8, 2010 and subsequently the Company’s submission was accepted for filing by the TSX Venture Exchange.  All re-priced options are now exercisable at a price of Cdn. $0.63 per share.  All other terms of these option grants remain unchanged.

On February 17, 2011, two officers of the company acquired in aggregate 80,000 common shares and 80,000 warrants through participation in the company’s private placement on the same terms as all other participants in the private placement.

On March 31, 2011, the company entered into an SFD® survey contract with a client in the amount of U.S. $150,000 where the client and NXT have a common board member.

C.

Interests of experts and counsel

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

Index to Consolidated Financial Statements
December 31, 2010
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	42
CONSOLIDATED BALANCE SHEETS	44
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS	45
CONSOLIDATED STATEMENTS OF CASH FLOWS	46
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	47
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	48-57

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2010 and 2009, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with US generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates the NXT Energy Solutions Inc. has accumulated losses of $6.9 million and has cash outflows from operating activities of $5.3 million over the two years ended December 31, 2010.  These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

April 29, 2011

NXT ENERGY SOLUTIONS INC
Consolidated Balance Sheets
(Expressed in Canadian dollars except share data)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$ 464,583	$ 4,174,145
Short term investments	905,651	-
Accounts receivable	3,071	1,142,380
Prepaid expenses and other	45,941	53,288
	1,419,246	5,369,813

Restricted cash [note 4]	101,856	-
Property and equipment [note 3]	525,804	635,827

	$ 2,046,906	$ 6,005,640

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 443,423	$ 413,997
Accrued liabilities [note 5]	133,165	295,739
Current portion of capital lease obligation	10,684	10,684
	587,272	720,420
Long term liabilities:
Capital lease obligation	8,153	16,834
Asset retirement obligation [note 6]	54,444	51,254
Derivative liability [note 7]	-	183,815
	649,869	972,323

Commitments and contingencies [note 14]
Future operations [note 1]
Subsequent event [note 16]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000 [note 9]	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,801,796 shares as of December 31, 2010 (2009 - 30,701,796) [note 8]	52,031,435	51,934,360
Contributed capital	4,659,026	3,939,953
Deficit	(59,493,359)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935
	1,397,037	5,033,317

	$ 2,046,906	$ 6,005,640

Signed "George Liszicasz" Director	Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars except share data)

	For the year ended December 31,
	2010	2009	2008
Revenue
Survey revenue	$ 443,011	$ 3,683,326	$ 2,944,470

Expense
Survey cost	466,428	1,587,120	211,237
Administrative	4,256,621	4,241,139	3,678,803
Amortization, depreciation and depletion	164,065	175,900	175,985
	4,887,114	6,004,159	4,066,025
	(4,444,103)	(2,320,833)	(1,121,555)

Other expense
Interest income	(9,923)	(80,633)	(234,007)
Loss (gain) on foreign exchange	16,509	150,958	(20,242)
Loss (gain) on sale of property	1,074	(1,037)	(20,325)
Accretion of asset retirement obligation	4,092	7,653	210,943
Other expense (income)	(3,427)	7,351	83,367
	8,325	84,292	19,736

Net loss and comprehensive loss	$ (4,452,428)	$ (2,405,125)	$ (1,141,291)

Net loss per share [note 8]
Basic and diluted	$ (0.14)	$ (0.08)	$ (0.04)

    The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Cash Flow
(Expressed in Canadian dollars)

For the year ended December 31,
	2010	2009	2008
Operating activities
Net loss	$ (4,452,428)	$ (2,405,125)	$ (1,141,291)

Amortization, depreciation and depletion	164,065	175,900	175,985
Accretion of asset retirement obligation	4,092	7,653	210,943
Stock-based compensation expense	577,815	672,060	653,042
Loss (gain) on sale of property	1,074	(1,037)	(20,325)
Asset retirement obligations paid	(902)	(5,396)	(161,946)
Changes in non-cash working capital
Accounts receivable	1,139,309	(1,121,811)	818,968
Prepaid expenses and other	7,347	3,871	65,132
Unearned revenue	-	-	(2,232,470)
Trade payables	29,426	54,462	(156,697)
Accrued liabilities	(162,574)	39,115	(27,491)
Net cash used by operating activities	(2,692,776)	(2,580,308)	(1,816,150)

Financing activities
Repayment of capital lease	(8,681)	(7,977)	(7,329)
Repayment of registration penalty	-	-	(178,540)
Issue of common shares, net of issuance costs	-	50,239	-
Exercise of options and warrants	54,518	-	1,499,853
Net cash generated by financing activities	45,837	42,262	1,313,984

Investing activities
Invested in property and equipment	(55,516)	(184,035)	(292,026)
Proceeds on the sale of property	400	2,056	47,400
Increase in restricted cash	(101,856)	-	-
Decrease (increase) in short term investments	(905,651)	6,748,105	(1,095,439)
Net cash generated (used) by investing activities	(1,062,623)	6,566,126	(1,340,065)

Net cash inflow (outflow)	(3,709,562)	4,028,080	(1,842,231)
Cash and cash equivalents, beginning of year	4,174,145	146,065	1,988,296

Cash and cash equivalents, end of year	$ 464,583	$ 4,174,145	$ 146,065

Cash interest paid	$ 2,003	$ 2,707	$ 3,354

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Shareholders' Equity (Expressed in Canadian dollars except share data)
	For the year ended December 31,
	2010	2009	2008
Common Shares
Balance at the beginning of year	$ 51,934,360	$ 51,884,121	$ 49,789,695
Issued upon exercise of stock options and warrants	97,075	-	2,050,030
Issued through private placement; net of issue costs	-	50,239	-
Issued for services	-	-	44,396
Balance at end of year	52,031,435	51,934,360	51,884,121

Preferred Shares
Balance at the beginning and end of year	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of year	3,939,953	3,519,072	3,416,207
Opening balance adjustment upon adoption of change in accounting
policy [note2]	-	(108,779)	-
Option and warrant compensation costs	761,630	529,660	653,042
Contributed capital transferred to common shares pursuant to
exercise of options and warrants	(42,557)	-	(550,177)
Balance at end of year	4,659,026	3,939,953	3,519,072

Deficit
Balance at the beginning of year	(55,040,931)	(52,703,170)	(51,561,879)
Opening balance adjustment upon adoption of change in accounting
policy [note 2]	-	67,364	-
Net loss for the year	(4,452,428)	(2,405,125)	(1,141,291)
Balance at end of year	(59,493,359)	(55,040,931)	(52,703,170)

Accumulated Other Comprehensive Income
Balance at beginning and end of year	710,935	710,935	710,935

Total Shareholders' Equity end of year	$ 1,397,037	$ 5,033,317	$ 6,899,958

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholders' equity.

NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements As at and for the year ended December 31, 2010 (Expressed in Canadian dollars)

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

For the ten year period prior to 2006 the company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®. These pre-2006 activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. In 2006 the company began this commercialization phase and began offering SFD® survey services to the oil and gas clients engaged in exploration activities with a focus on potential clients operating in the Canadian western sedimentary basin. In the period 2006 through to the end of 2008 the company earned in Canada $9.8 million of survey revenue, accumulated an additional $5.1 million in deficits, yet generated $0.9 million of cash in operating activities and invested $0.8 million in property and equipment.

The financial crisis of 2008 that affected a number of markets resulted in a dramatic decline in the company's Canadian market opportunities and caused the company to re-focus its sales activities towards international markets in 2009. In 2009 the company commenced operations in Colombia. Since the beginning of 2009 until the end of 2010 the company earned $4.1 million of survey revenue in Colombia with $3,683,326 earned in 2009 and $443,011 in 2010. In this two year period the company accumulated an additional $6.9 million in deficits, used $5.3 million of cash in operating activities and invested $0.2 million in property and equipment.

Despite having provided services to clients for five years, the company is still in the early stage of commercializing its SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of our survey system to a larger client base than the current number of clients serviced by the company and to increase its revenues as contemplated by our business plan. Management recognizes that this early commercialization phase can last for several years. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on obtaining financing and attracting future customers through demonstrating the value that the company can bring to their exploration activities.

These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses and negative cash flow from operations over the past several years and has working capital as at December 31, 2010 of $0.8 million that management believes is not sufficient to support the company's operations for the next twelve months without additional revenue or capital.

The company anticipates generating both net income and cash from operations in future years with its business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should we be unable to generate sufficient net income and cash from operations as required in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation
These consolidated financial statements for the year ended December 31, 2010 have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the years ended December 31, 2009 and 2008.

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

Fair Value of Financial Instruments
Our financial instruments consist of cash equivalents, short term investments, restricted cash, accounts receivable, trade payables and accrued liabilities. The carrying value of these financial instruments approximates their fair values due to their short termto maturity. We are not exposed to significant interest or credit risks arising from these financial instruments. We are exposed to foreign exchange risk as a result of holding U.S. and Colombian denominated financial instruments.

Derivative Liability
Derivatives are recognized on the balance sheet at fair value with realized and unrealized gains (losses) recognized in the Consolidated Statement of Loss. Derivatives are included into one of three categories based on a fair value hierarchy (Note 7). The company does not apply hedge accounting to any of its derivatives.

Property and Equipment

We carry our property and equipment at cost and depreciate or amortize them over their estimated service lives using the declining balance method, except for leasehold improvements where we use the straight line method, in accordance with the following annual rates:

- Computer hardware	30%
- Computer software	100%
- Furniture and other equipment	20%
- Leasehold improvements	over the remaining term of lease

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

Historically, the company had subsidiaries with the U.S. dollar as their functional currency. Foreign currency translation adjustments related to the consolidation of these subsidiaries is the only component of accumulated other comprehensive income.

Income Taxes
We follow the asset and liability method of accounting for income taxes. This method recognizes income tax assets and liabilities at the rates when the temporary differences are reversed or realized, based on temporary differences in reported amounts for financial statement and tax purposes. The effect of a change in income taxrates on future income tax assets and future income tax liabilities is recognized in income when enacted. Valuation allowances are provided when necessary to reduce future tax assets to an amount that is more likely than not to be realized.

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

Change in Accounting Policies and Recent Accounting Pronouncements
In June 2008, the FASB issued new guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the instrument falls outside the scope of the FASB's standard for accounting for derivative instruments. This guidance became effective for all fiscal year ends beginning after December 15, 2008 and required the cumulative effect resulting from the change in the accounting principle to be recognized as an adjustment to the opening balance of retained earnings.

In accordance with this new guidance, vested stock options that had been granted in U.S. dollars to contractors were considered not to be indexed to the company's own equity and therefore, are a derivative liability that must be recorded at fair value on a recurring basis. We have classified this derivative liability as level II where the fair value is determined by using valuation techniques that refer to observable market data. This change resulted in the company reducing contributed capital on January 1, 2009 by $108,779, representing the historical value attributed to certain options and then recording these options as a derivative liability at their fair market value of $41,415. The cumulative effect of this change in accounting principle of $67,364 was recognized as a reduction to the opening balance of Accumulated Loss for the year ended December 31, 2009. These options will be revalued to market at each reporting period and the change in the liability value will be charged or credited to the Statement of Loss.

Consolidation
We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of December 31, 2010 and 2009, the company consisted of NXT Energy Solutions Inc., and two inactive subsidiaries in the United States.

3. Property and Equipment
	As at December 31,
	2010	2009
Survey equipment	$ 605,751	$ 569,929
Furniture and other equipment	526,105	526,105
Computers and software	1,014,455	999,153
Leasehold improvements	67,213	67,213
Other	-	5,000
	2,213,524	2,167,400
Less accumulated depreciation, amortization and impairment	(1,687,720)	(1,531,573)
Net property and equipment	$ 525,804	$ 635,827

Included in other property and equipment are assets acquired under capital lease arrangements with future minimum lease payments of $8,874 through 2012. Amortization of these assets is included in amortization and depreciation on the Statement of Loss. At December 31, 2010 the net book value of the leased assets is $16,215 (2009 - $19,908) and related accumulated amortization is $18,785 (2009 - $15,092).

The company is entitled to gross overriding royalties in Canada related to some previous SFD® surveys. In the three year period ended December 31, 2010 royalty revenue was included in Other Income within the Consolidated Statements of Loss.

4. Restricted Cash

Restricted cash consists of U.S. dollar money market securities deposited by the company with two financial institutions to provide security for the institutions to issue bank letters of credit for the benefit of third parties to satisfy the company's contractual commitments. The first deposit consists of $42,179 (U.S. $42,408) held on deposit in a Barbados bank to satisfy contractual requirements related to ongoing SFD® survey services in Colombia. These funds are encumbered until 2012. The second balance consists of $59,676 (U.S. $60,000) held on deposit in a Canadian chartered bank to satisfy a bid bond requirement for a SFD® survey scheduled to be completed in Asia in 2011. Carrying value consists of principle balance plus accrued interest.

5. Accrued Liabilities
	As at December 31,
	2010	2009
Legal and accounting	$ 118,065	$ 162,752
Commission on sales	-	30,958
Consultant fees	15,100	25,000
Survey costs	-	77,029
	$ 133,165	$ 295,739

6. Asset Retirement Obligation

Asset retirement obligations relate to wells where the company has outstanding abandonment and reclamation obligations in accordance with government regulations. The company's obligation relates to 8 gross (1.1 net) wells drilled in the years 2000 through 2004 that still require abandonment. Management has determined the asset retirement obligation based upon estimates of the costs to remediate, reclaim and abandon the wells and the estimated timing of the costs to be incurred. These obligations are estimated to have a future liability of approximately $61,000 to be settled within the next four years. The present value of this asset retirement obligation has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10.0% .

		For the year ended December 31,
The following table reconciles the asset retirement obligations:	2010	2009	2008
Asset retirement obligation, beginning of year	$ 51,254	$ 48,997	$ -
Additions in the year	-	4,753	208,307
Accretion	4,092	2,900	2,636
Costs incurred	(902)	(5,396)	(161,946)
Asset retirement obligation, end of year	$ 54,444	$ 51,254	$ 48,997

7. Derivative Liability

The company previously issued U.S. dollar denominated contractor stock options. As described in note 2, the vested portion of these options met the criteria of a derivative instrument and were recognized at fair value. Under the FASB's fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. We classified our derivative instruments as level II where the value is determined by using valuation techniques that refer to market data.

All adjustments arising from a recurring market revaluation of the derivative instruments are reflected as either an increase or decrease to the line item ‘Administrative’ on the company's consolidated statement of loss. At December 31, 2010 the company had no outstanding derivative liabilities.

The following table outlines the change in the derivative liability values:
	For the year ended December 31,
	2010	2009
Balance as at beginning of year	$ 183,815	$ -
Adjustment to opening balance upon adoptions of change in accounting policy [note 2]		41,415
Increase (decrease) in value	(183,815)	142,400
Balance at the end of the year	$ -	$ 183,815

8. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity since January 1, 2008 of common shares. The value attributed to issued common shares includes cash consideration plus, where applicable, the value related to exercised warrants and option.

Reconciliation of Earnings per Share Calculations

		Common Shares
		Shares	Amount
As at January 1, 2008		29,713,381	$ 49,789,695
Transactions during the year ended December 31, 2008
Issued to discharge accrued liabilities		9,205	44,396
Issued on exercise of options		276,667	182,099
Issued on exercise of warrants		677,543	1,867,931
As at December 31, 2008		30,676,796	$ 51,884,121
Transactions during the year ended December 31, 2009
Issued for cash		25,000	$ 50,239
As at December 31, 2009		30,701,796	$ 51,934,360
Transactions during the year ended December 31, 2010
Issued on exercise of options		100,000	$ 97,075
As at December 31, 2010		30,801,796	$ 52,031,435

Reconciliation of Earnings per Share Calculations

For the year ended December 31, 2010		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (4,452,428)	30,774,974	$ (0.14)

For the year ended December 31, 2009		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (2,405,125)	30,690,426	$ (0.08)

For the year ended December 31, 2008		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (1,141,291)	30,369,586	$ (0.04)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the years ended December 31, 2010, 2009 and 2008 as they were antidilutive.

9. Preferred Shares

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
  In the event that the final cumulative revenue threshold of U.S. $500 million is not achieved prior to December 31, 2015, the company has the option to either redeem any unconverted preferred shares for a price of $0.01 per share and forfeit the SFD® technology, or retain the ownership of the SFD® technology by making all remain series 1 preferred shares convertible into common shares.
  Series 1 preferred shares shall not be transferable except with the consent of the board of directors.

- Series 1 preferred shares do not participate in dividends.

At December 31, 2010, the company had generated cumulative revenue of approximately U.S. $12 million that is eligible to be applied to the conversion thresholds above.

10. Employee, Officers, Directors and Contractor Options

Summarized below are all outstanding options under the Plans as of December 31, 2010:

		Weighted average		Weighted average
	Outstanding	exercise price of		exercise price of
	options	outstanding options	Options exercisable	exercisable options
Under $0.50	171,600	$ 0.45	166,600	$ 0.45
$0.50 - $0.99	1,963,204	$ 0.63	1,571,037	$ 0.63
Total sum of outstanding	2,134,804	$ 0.62	1,737,637	$ 0.61

				Weighted average
				remaining
Range of exercise prices				contractual life
Under $0.50				4.7
$0.50 - $0.99				2.0
Total sum of outstanding				2.2

Continuity of options for the years ended December 31, 2010, 2009 and 2008 :

			For the year ended December 31, 2010
				Weighted average
			# of options	exercise price
Outstanding as at beginning of year			2,757,204	$ 1.76
Granted (including 2,113,204 options re-priced)			2,362,104	$ 0.62
Cancelled for re-pricing			(2,113,204)	$ 1.94
Forfeited			(431,300)	$ 1.48
Expired			(340,000)	$ 0.66
Exercised			(100,000)	$ 0.55
Options outstanding as at end of year			2,134,804	$ 0.62
Exercisable as at end of year			1,737,637	$ 0.61

	For the year ended December 31, 2009		For the year ended December 31, 2008
		Weighted average		Weighted average
	# of options	exercise price	# of options	exercise price
Outstanding as at beginning of year	2,270,204	$ 2.31	2,348,371	$ 1.71
Granted	730,000	$ 1.20	403,500	$ 2.34
Forfeited	(40,000)	$ 2.39	(150,000)	$ 2.04
Expired	(203,000)	$ 2.18	(55,000)	$ 2.30
Exercised	-	$ -	(276,667)	$ 0.44
Options outstanding as at end of year	2,757,204	$ 1.76	2,270,204	$ 2.31
Exercisable as at end of year	1,594,038	$ 1.85	1,176,370	$ 1.90

On December 8, 2010 the company re-priced 2,113,204 previously issued options with an average strike price of U.S. $2.04. Upon being re-priced all these options became exercisable at a price of Cdn. $0.63 per share. All other terms of these re-priced options remained unchanged. These re-priced options were treated for accounting purposes as a modification of the previously issued options. Included in this re-priced option total are 1,615,000 options issued to directors and officers with an original average strike price of U.S. $2.35 per share. The re-pricing of officers and directors options was approved by disinterested shareholders at the company’s annual general meeting held on December 8, 2010.

The Stock Option Plan is approved annually by shareholders at the Annual General Meeting. The Stock Option Plan sets forth terms and conditions whereby options to purchase common shares of the company can be issued to directors, officers and employees of the company and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, or any other prior Plan of the company shall not, at time of the stock option grant, exceed ten percent of the total number of issued and outstanding common shares (calculated on a non-diluted basis) unless the company receives permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.

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

Options vest generally over the three year period starting from the date of grant subject to the continued provision of services whereby the options vest one-third at the end of each of the first three years following the grant date. Options generally expire, if unexercised, five years from the date of vesting. Some options at the discretion of the board are issued with early vesting periods and shorter expiry terms.

Compensation Expense Associated with Grant of Options
In the years ended December 31, 2010, 2009 and 2008 the company recorded stock-based compensation expense of $577,815, $672,060 and $653,042 respectively.

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

		For the year ended December 31,
	2010	2009	2008
Expected dividends paid per common share	Nil	Nil	Nil
Expected life (years)	1.8	3	3
Expected volatility in the price of common shares (%)	92%	103%	88%
Risk free interest rate (%)	1.5%	1.5%	4.0%
Weighted average grant date fair market value per share	$ 0.27	$ 0.70	$ 1.45
Intrinsic value of options exercised	$ 0.53	$ -	$ 2.66

As of December 31, 2010, 2009 and 2008 there were $311,315, $865,242 and $985,473 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans.
This cost is recognized over the remaining vesting period.

11. Warrants

The company had no warrants outstanding in the year ended December 31, 2010 .

Continuity of warrants for the year ended December 31, 2009:

	As at December 31, 2009		As at December 31, 2008
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the year	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.
Exercised	-	-	(702,543)	$ 2.00 U.S.
Expired	(150,000)	$ 2.20 Cdn	(1,924,017)	-
Outstanding as at end of the year	-	$ -	150,000	$2.20 Cdn

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

	For the year ended December 31,
	2010	2009	2008
Canadian statutory income tax rate	28.0%	29.0%	29.5%
Income tax recovery at statutory rate	$ (1,246,680)	$ (697,486)	$ (336,681)
Impact of non deductible expenses on income tax
Stocked-based compensation	161,788	194,898	192,648
Forfeited in year	205,156	111,038	108,133
Exchange adjustment	103,007	339,527	(449,071)
Rate reduction	842,818	87,072	(85,122)
Other	12,226	(70,771)	(3,203)
Valuation allowance	(78,315)	35,722	573,296
	$ -	$ -	$ -

	For the year ended December 31,
	2010	2009	2008
Deferred income tax assets:
Net operating loss carry forward USA (expiration dates: 2011-2028)	$ 1,970,205	$ 2,073,212	$ 2,412,739
Net operating loss carry forward Canada (expiration dates: 2011-2029)	3,410,240	3,095,143	2,749,895
Property and equipment	2,051,012	2,341,417	2,311,416
Valuation reserve	(7,431,457)	(7,509,772)	(7,474,050)
	$ -	$ -	$ -

We have not recognized current or deferred U.S. or Canadian federal, state or provincial income taxes credits for the years ended December 31, 2010, 2009 and 2008 and have provided a full valuation allowance on the deferred tax asset because of uncertainty regarding their realization. These assets consist primarily of net operating loss carry forwards and timing differences on property and equipment.

Prior to and including 2010, the company and its subsidiaries incurred losses since incorporation. These losses have not been assessed by tax authorities and accordingly, all taxation years remain subject to review by taxauthorities.

13. Related Party Transactions

In the second quarter of 2009 a private placement for 25,000 common shares was issued to an officer of the company to fulfill an obligation.

In the year ended December 31, 2008 we earned $1,200,000 of revenue from a client when a director of NXT was also at the time an officer of the client.

14. Commitments and Contingencies

On March 18, 2003 we were served a statement of claim and named as one of several defendants. The plaintiffs alleged that all defendants were in breach of an aircraft ferry flight contract where an aircraft crashed enroute. The plaintiffs are seeking damages in the amount of Cdn. $450,000. The Plaintiffs have not pursued their claim against NXT for over five years. NXT was not a party to the ferry flight contract and accordingly management believes the claim is without merit. The outcome of the claim is not determinable.

The company has a lease agreement for its current office space through October 31, 2012. The monthly lease payments are $31,871.

15. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation.

16. Subsequent Event

On February 16, 2011 the company closed a non-brokered private placement for aggregate proceeds of $1,600,300 (net $1,497,279) including $40,000 received from officers of the company. At the closing NXT issued 3,200,600 units at a price of $0.50 per unit, each unit consisting of one common share and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.60 per share on or before February 16, 2012, subject to certain acceleration terms. In connection with this closing the company paid a finder's fee of $72,660 and issued 145,320 finder's warrants. Following this closing, NXT had 34,002,396 shares issued and outstanding.

In the first quarter of 2011 the company announced two contract awards to conduct SFD® surveys in 2011. The first contract is for a U.S. $150,000 SFD® survey to be conducted in the United States and the second contract is for a U.S. $2,660,000 SFD® survey to be conducted in South Asia. Pursuant to the terms of the contract in South Asia the company has deposited U.S. $266,000 with a Canadian chartered bank to provide security for a performance bond. These funds shall be accounted for as Restricted Cash.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

The following tables set forth the price history of the company’s common stock listed on the OTCBB in the United States and the TSX-V in Canada.1

		OTCBB US$ per share
Period		High	Low
Year ended-	December 31, 2010	$1.30	$0.23
Year ended-	December 31, 2009	$1.39	$0.30
Year ended-	December 31, 2008	$4.87	$0.35
Year ended-	December 31, 2007	$5.89	$1.05
Year ended-	December 31, 2006	$1.75	$0.70

Quarter ended	March 31, 2011	$0.66	$0.40
Quarter ended	December 31, 2010	$0.81	$0.35
Quarter ended	September 30, 2010	$0.99	$0.23
Quarter ended-	June 30, 2010	$1.30	$0.56
Quarter ended	March 31, 2010	$1.30	$0.77
Quarter ended-	December 31, 2009	$1.39	$0.90
Quarter ended-	September 30, 2009	$1.13	$0.70
Quarter ended-	June 30, 2009	$1.25	$0.60
Quarter ended-	March 31, 2009	$0.99	$0.30

Month ended-	May 31, 2011	$0.63	$0.43
Month ended-	April 30, 2011	$0.63	$0.44
Month ended-	March 31, 2011	$0.60	$0.48
Month ended-	February 28, 2011	$0.66	$0.48
Month ended-	January 31, 2011	$0.56	$0.40
Month ended-	December 31, 2010	$0.73	$0.38
		TSX-V Cdn$ per share
Period		High	Low
Year ended-	December 31, 2010	$1.35	$0.31
Year ended-	December 31, 2009	$1.48	$0.41
Year ended-	December 31, 2008	$4.90	$0.49

Quarter ended-	March 31, 2011	$0.60	$0.40
Quarter ended-	December 31, 2010	$0.83	$0.31
Quarter ended-	September 30, 2010	$0.95	$0.31
Quarter ended-	June 30, 2010	$1.04	$0.66
Quarter ended-	March 31, 2010	$1.35	$0.86
Quarter ended-	December 31, 2009	$1.43	$0.87
Quarter ended-	September 30, 2009	$1.25	$0.76
Quarter ended-	June 30, 2009	$1.48	$0.80
Quarter ended-	March 31, 2009	$1.20	$0.41

Month ended-	May 31, 2011	$0.65	$0.45
Month ended-	April 30, 2011	$0.60	$0.29
Month ended-	March 31, 2011	$0.55	$0.48
Month ended-	February 28, 2011	$0.60	$0.48
Month ended-	January 31, 2011	$0.55	$0.40

Month ended-	December 31, 2010	$0.71	$0.40
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

If an entity that is classified as a partnership (or pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not discuss the U.S. federal tax consequences to partners of entities that are classified as partnerships. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

For taxable years beginning before January 1, 2013, a dividend paid by the company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. The company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the company is eligible for the benefits of the Canada-U.S. Tax Convention, or (b) common shares of the company are readily tradable on an established securities market in the U.S. However, even if the company satisfies one or more of such requirements, the company will not be treated as a QFC if the company is a PFIC for the taxable year during which the company pays a dividend or for the preceding taxable year. (See the section below under the heading “Passive Foreign Investment Company Rules”).

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

Information Reporting; Backup Withholding Tax for Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2010, and based on current business plans and financial expectations, the company does not believe that it will be a PFIC for the tax year ending December 31, 2011. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Fluctuations

We currently hold our cash largely in Canadian currency, yet we may earn revenue in U.S. currency and hold certain monetary assets and liabilities in foreign currencies.  Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not engage in activities to mitigate the effects of foreign currency fluctuation.

At December 31, 2010 we had cash and restricted cash held in U.S. dollars in the amount of $410,922.  Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars during the year ended December 31, 2010 would have had a $41,092 effect on foreign exchange gain or loss.

Interest Fluctuations

At December 31, 2010 we held $1,472,090 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account, an actual 1% change in interest rates during the year ended December 31, 2010 would have resulted in approximately a $14,721 change in interest income for the year.

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

As of December 31, 2010 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e).

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our internal controls over financial reporting were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2010 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following three weaknesses:

•

Due to the limited number of staff at the company’s Calgary head office, it is not feasible to achieve adequate segregation of incompatible duties. The company mitigated this deficiency by adding management and audit committee review procedures over the areas where inadequate segregation of duties are of the greatest concern;

•

The company does not retain staff with the specialized expertise required to prepare, nor does the company employ sufficient staff to adequately review, some complex or highly judgmental accounting issues. These complex areas include income tax accounting, financial reporting and other complex accounting matters. The company mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the audit committee for quality assurance; and

•

During the year ended December 31, 2010 there was a change in the company's internal controls following the formation of a Colombian branch office that processes regional financial transactions. The branch is staffed solely by one senior administrative manager. The company mitigated this deficiency by adding administrative and management procedures in the Calgary head office.

As described above, there has been a change in the company’s internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Based upon this review the Chief Executive Officer and the Chief Financial Officer have concluded that the company has a material internal control weakness over financial reporting and as a result its disclosure controls and procedures are not effective as at December 31, 2010. The company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

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

During 2010 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any directors, officers or employees. Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, T2P 3E6, Canada.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010	2009
Audit fees	$124,950	$114,284
Audit fees; Colombian branch	41,663	-
Audit-related fees (20-F review)	10,200	20,320
	176,813	134,604
Tax fees	-	-
All other fees (S-8 registration review / TSX-V listing review)	7,500	1,778
Total fees	$184,313	$136,382

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

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The company did not directly or through an affiliate purchaser, purchase shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The company’s consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles and included in Item 8 to this annual report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable as the company has filed its consolidated financial statements and related notes in accordance with U.S. generally accepted accounting principles.

ITEM 19.

EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(3)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended By-laws for Energy Exploration Technologies
1.6(4)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.8(11)	Articles of Amendment of Energy Exploration Technologies Inc as filed with the province of Alberta, Canada on September 22, 2008
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(3)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(2)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(2)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.8(2)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(2)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(8)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(8)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.13(6)	2004 Stock Award and Stock Option Plan
2.14(9)	2006 Stock Option Plan
2.15(7)	Schedule of Series Provisions, Preferred Shares, Series I
2.16(12)	2006 Stock Option Plan, Revision 1
2.17(12)	NXT Energy Solutions Inc. specimen common stock certificate
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.36(7)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(7)	SFD® Technology Ownership Agreement dated December 31, 2006
4.39(7)	Technology Transfer Agreement dated December 31, 2006
4.40(11)	Air Partners Corporation contract dated May 8, 2009
4.41(11)	Pacific Stratus Energy contract dated April 14, 2009
4.42(12)	Form of Indemnity Agreement between NXT Energy Solutions Inc. and Directors and Officers
4.43	Air Partners Corporation contract dated January 11, 2011
4.44	Equicom Agreement dated effective May 26, 2011
8.1 (10)	List of Subsidiaries
11.1(5)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.2	Consent of KPMG LLP

___________________

[1]	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027).

[2]	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999.

[3]	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000.

[4]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003.

[5]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004.

[6]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005.

[7]	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.
[8]	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.
[9]	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007.

[10]	See Item 4.C – Organizational Structure.
[11]	Previously filed as by our company as an Exhibit to our Form 20-F for our year ended December 31, 2008 as filed on June 29, 2009.

[12]	Previously filed as by our company as an Exhibit to our Form 20-F for our year ended December 31, 2009 as filed on June 29, 2010.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:  /s/ George Liszicasz

       George Liszicasz

       Director, Chairman, Chief Executive Officer and President

Dated: June 27, 2011

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

Dated: June 27, 2011

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

Dated: June 27, 2011

/s/ Ken Rogers

Ken Rogers,

VP Finance and Chief Financial Officer

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 27, 2011

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

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: June 27, 2011

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

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 29, 2011, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2010 and 2009  and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows  for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 20-F of NXT Energy Solutions Inc.

Our report dated April 29, 2011 contains an explanatory paragraph that states NXT Energy Solutions Inc. is affected by conditions and events which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Calgary, Canada

June 27, 2011