Form 20-F
period 2011-12-31
NXT Energy Solutions Inc.
filed 2012-05-16
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)
☐	Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
☒	Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2011.
OR
☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
OR
☐	Shell company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 000-24027

NXT Energy Solutions Inc.
(Exact Name of Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 1400, 505 – 3rd Street SW
Calgary AB, T2P 3E6 Canada
(Address of principal executive offices)

Greg Leavens
Phone: 403-206-0805
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

34,757,396 common shares and 10,000,000 preferred shares outstanding as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes	☐	No	☒
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

Yes	☒	No	☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	☐	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	☐	No	☒

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

These risks include:

•	our ability to generate sufficient cash flow from operations or to raise adequate capital to allow us to continue as a going concern;

•	conducting operations in international markets;

•	the availability, on a charter hire basis, of suitable aircraft used in conducting our operations;

•	the emergence of alternative competitive technologies;

•	protection of our intellectual property and rights to our SFD® technology;

•	the loss of key personnel;

•	our dependence on a limited number of clients;

•	foreign currency and interest rate fluctuations may affect our financial position;

•	volatility in oil and natural gas commodity prices may reduce demand for our services; and

•	other factors described herein under “Risk Factors” (see Item 3 D).

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

ITEM 3.              KEY INFORMATION

A.           Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2009, 2010 and 2011 and selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 and the consolidated statements of income (loss) data for the years ended December 31, 2008 and 2007 is derived from our previous audited financial statements (that are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)
Expressed in Canadian Dollars
	For the year ended December 31,
	2011	2010	2009	2008	2007
Survey revenues	$144,650	$443,011	$3,683,326	$2,944,470	$5,608,432

Operating expenses
Survey cost	46,713	466,428	1,587,120	211,237	814,343
General and administrative	3,218,143	3,678,806	3,569,079	3,025,761	3,027,998
Stock based compensation expense	344,800	577,815	672,060	653,042	988,664
Amortization, depreciation & depletion	160,478	164,065	175,900	171,613	128,179
	3,770,134	4,887,114	6,004,159	4,061,653	4,959,184
	(3,625,484)	(4,444,103)	(2,320,833)	(1,117,183)	649,248
Other expense (income)
Interest expense (income)	(16,353)	(9,923)	(80,633)	(234,007)	(109,374)
Interest on debentures	-	-	-	-	100,980
Loss (gain) on foreign exchange	(28,209)	16,509	150,958	(20,242)	249,427
Oil & natural gas operations and other	3,679	665	15,004	208,682	57,784
Loss (gain) on sale of properties	-	1,074	(1,037)	(20,325)	-
Other	-	-	-	90,000	-
	(40,883)	8,325	84,292	24,108	298,817
Net income (loss) and comprehensive income (loss) for the period	$(3,584,601)	$(4,452,428)	$(2,405,125)	$(1,141,291)	$350,431
Net income (loss) per share -basic and diluted	$(0.10)	$(0.14)	$(0.07)	$(0.04)	$0.01
Weighted average number of common shares outstanding	35,696,620	32,774,974	32,690,426	30,369,586	27,838,893

Balance Sheet Data
Expressed in Canadian Dollars
	As at December 31,
	2011	2010	2009	2008	2007
Working capital	$(336,520)	$831,974	$4,630,036	$6,325,055	$5,336,353

Current assets	2,796,492	1,419,246	5,369,813	6,971,898	8,602,790
Restricted cash	74,135	101,856	-	-	-
Oil and natural gas properties, net	-	-	5,000	7,315	35,585
Property and equipment, net	404,301	525,804	630,827	621,396	504,160
Total assets	3,274,928	2,046,906	6,005,640	7,600,609	9,142,535

Current liabilities	3,133,012	587,272	739,777	646,843	3,266,437
Long-term liabilities	57,953	62,597	232,546	53,808	32,140
Total liabilities	3,190,965	649,869	972,323	700,651	3,298,577

Shareholders’ equity	$83,963	$1,397,037	$5,033,317	$6,899,958	$5,843,958

Throughout the history of the company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar based on the noon rate of exchange of the U.S. dollar, expressed in Canadian dollars, as reported by the Bank of Canada.

Date	Cdn / US $ Exchange

Month ended	High	Low
April 30, 2012	1.0197	0.9961
March 31, 2012	1.0153	0.9985
February 29, 2012	1.0136	0.9984
January 31, 2012	1.0014	0.9735
December 31, 2011	0.9896	0.9610
November 30, 2011	0.9876	0.9536

Quarter/Year ended	Average
March 31, 2012	0.9989
December 31, 2011	1.0111
December 31, 2010	1.0299
December 31, 2009	1.1420
December 31, 2008	1.0716
December 31, 2007	1.0666

	Ending
May 10, 2012	0.9983

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

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients to purchase its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a limited number of clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client.  The company's ability to continue operations is dependent on obtaining financing and attracting future customers through demonstrating the value that the company can bring to the customer’s exploration activities.

Until we can demonstrate our ability to continue to service existing clients and develop new clients for our SFD® services over a longer period of time, we cannot be certain that we are in a position to continue operating indefinitely. The company’s ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements that are included within this Form 20-F.

As the company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions.  Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, this may impact the reputation of the company with these clients.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate to allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation expense, valuation of deferred income tax assets, estimates for asset retirement obligations, and the valuation of preferred shares (which may include estimates of the likelihood that the conversion feature of the preferred shares will be achieved in future).

The estimates and assumptions are reviewed periodically and are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, assets or liabilities.

We engage in transactions with related parties.

NXT may periodically enter into related party transactions with its officers and directors. The most significant transaction was a “Technical Transfer Agreement” executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, president and director, wherein NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology for use in hydrocarbon exploration.  See also item 7B of this Form 20-F.

Although NXT manages this conflict of interest risk through maintenance of a strong independent board of directors, all related party transactions have the potential for conflicts of interest that may compromise the ability of board members to exercise their fiduciary responsibility to NXT shareholders.

Volatility in oil and natural gas price commodity prices may affect demand for our services.

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services can be impacted by oil and natural gas prices changes. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contract will also likely decline.

Our financial position is affected by foreign currency fluctuations.

We currently conduct cash transactions, and have holdings in Canadian dollars, U.S. dollars and Colombian pesos. We currently earn revenues in U.S. dollars, and potentially may earn revenues in Canadian dollars and other foreign currencies. Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies. See Item 11 of this Form 20-F.

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

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates. See Item 11 of this Form 20-F.

We rely upon the availability of charter aircraft to conduct our survey operations.

NXT currently does not currently own any aircraft, and relies upon the availability of aircraft which is operated under charter hire arrangements.  Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus fuel and other direct operating costs).   NXT is not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, it currently commits to a one year contract, with a minimum number of charter hours.  NXT is thus exposed to potential financial penalty in the event that it fails to fulfill the minimum annual charter hours commitment.

On May 8, 2009 we entered into a charter agreement with Air Partners Corp., a Calgary, Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements for a minimum period of one year. This agreement has been renewed and now covers a period which ends on January 11, 2012.  This agreement has been included in this Form 20-F as Exhibit No. 4.43.

Although various charter operators have provided aircraft charter services since the disposal of our aircraft in 2003 there is a risk that suitable aircraft may not be available from charter operators when needed.

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

Although the company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes the company to misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations.  See Item 15 included in this Form 20-F.

Our rights to SFD® technology may be challenged and we may need to defend our rights to the technology in the courts.

Our rights to ownership and use of SFD® technology depends on our CEO and director, Mr. Liszicasz, having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the Technical Transfer Agreement (“TTA”). (For a full history of the TTA see Item 4.A Information on the Company - History and development of the company included within this Form 20-F.)

On December 31, 2006 we executed the TTA with Mr. Liszicasz whereby Mr. Liszicasz transferred to NXT all his rights to the SFD® technology for the purpose of hydrocarbon exploration.

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

We rely on specialized equipment, including a limited number of SFD® sensors, and this limitation may affect our ability to conduct business.

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. The company would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a performance bond posted or otherwise making claims against the company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

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

We have a dependence on Mr. Liszicasz to interpret the SFD® data and to enhance our technology. The company is working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize the company’s reliance on him to perform these functions. Currently four persons, two of which are highly qualified, are trained to interpret SFD® signals.

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

We rely on a limited number of employees and contractors who collectively possess the knowledge and skills to conducted SFD® surveys, interpret SFD® data and provide other services required to meet contract obligations.    Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

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

Mr. George Liszicasz, our principal executive officer and largest shareholder, as of May 11, 2012, owns, approximately 14% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he owns 10,000,000 convertible preferred shares, of which 2,000,000 are convertible immediately on a one-to-one basis into common shares at the discretion of Mr. Liszicasz, and the balance are convertible into common shares subject largely to certain revenue performance conditions being met. If all 10,000,000 the preferred shares were to be converted and there was no other change in our share structure he would own 31% of the then outstanding common shares.  See Notes to the Consolidated Financial Statements or Item 4.B Information on the Company – Technical Transfer Agreement, for additional information relating to the preferred shares.

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

However, should these conflict of interest controls not be effective, decisions could be made by the company that may advantage Mr. Liszicasz and negatively impact other shareholders.

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

There is a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the Over the Counter Bulletin Board (the “OTCBB”) and the Frankfurt and Berlin Exchanges and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

Because we have a limited operating history and only one profitable year to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the low trading volume, small trades of the company’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly investors in the company’s common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

You will be subject to the penny stock rules to the extent our stock price on the OTCBB is less than $5.00.

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission (the “SEC”), to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our board of directors may, in their discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

The company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property. We intend to obtain patents related to the SFD® technology. The patent protection process would require disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our intellectual property in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect the company's technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to the company. Finally, protection afforded by patents is limited by the financial resources available to legally defend intellectual property rights. NXT currently does not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

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

The company reassesses the appropriateness of its intellectual property protection strategy on an ongoing basis and seeks advice from intellectual property advisors as necessary.

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

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property, or the SFD® sensors and related equipment.

Independent third parties provide all the services required to maintain and operate the aircraft; they bear the primary risks of flight operations. These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures. The aircraft operator employs the required pilots, aircraft maintenance engineers and support personnel and ensures that they operate within their Transport Canada operating certificate. Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations, and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage, and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a law suit of this nature is not determinable. Furthermore to the extent that our SFD® equipment is damaged we may be unable to conduct SFD® surveys for several months following an accident.

We are a Canadian company and our nationality may impair the enforceability of a judgment for any person resident outside Canada.

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

We currently operate in countries such as Colombia and expect to operate in other foreign countries in the future. Foreign operations expose us to several risks that may have a material adverse effect on the company.

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

Political Instability - Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

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

We rely upon the right to conduct airborne surveys in foreign countries.  These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in Colombia SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, obtaining permits from the local aviation authority, and obtaining permits from the Colombian Air Force.  NXT has successfully operated in Colombia in accordance with these requirements.

With our experience in Canada, the United States and Colombia we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys.  However, we may encounter government restriction in other countries that may impact or restrict our ability conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds.

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

Our registered office is located at Suite 1400, 505 - 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

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

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 the company acquired the technology from Mr. Liszicasz pursuant to the Technical Transfer Agreement (the “TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred to the company all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration.  Mr. Liszicasz has retained the rights to the technology for use in all other applications.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration. See Item 4.B “Summary information on dependence on patents, licenses and contracts” within this Form 20-F for more information on this TTA agreement.

On February 9, 2010 the company registered a branch with both the Chamber of Commerce in Bogota, Colombia and with the office of Direction of Taxes and National Customs, the Colombian tax administration. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations.

The company’s business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $38,975, $55,516, and $184,035 respectively for the last three fiscal years 2011, 2010, and 2009. These expenditures relate largely to upgrades to computer equipment and SFD® survey equipment.

The company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

B.            Business overview

Description of the nature of the company’s operations and principle activities

NXT utilizes its proprietary SFD® survey system to provide a service for the oil and gas industry.  SFD® is an airborne tool used for oil and gas exploration.  We provide a fast and cost-effective method for our clients in the oil and natural gas industry to evaluate large areas for their exploration potential.

SFD® sensors remotely respond to changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structure, faults, fractures and reefs that are often associated with traps and reservoir accumulations.  SFD® is effective over wide areas where surveys often exceed 5,000 square kilometers. The SFD® survey system has been shown effective by clients to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, NXT delivers to its clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

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

Within our chosen business model our primary business is to earn revenues by conducting SFD® surveys for clients on a fee for service basis. Secondly, the company may negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, the company may earn a fee by providing other related geological and geophysical integration services to clients.

Our objective with this business model is to obtain broad industry acceptance and appreciation of the value of our SFD® survey system.  The main obstacle in achieving this objective is the oil and gas industry’s skepticism related to any early-stage technology. The industry has long memories of promising, but ultimately disappointing, technologies. Accordingly industry professionals are seldom prepared to devote resources or stake their professional reputation on an early stage technology. This reluctance is particularly acute when the fundamental science related to the technology is complex and not easily understood, as is the case with SFD®.

NXT’s strategy to overcome skepticism in order to gain industry acceptance of SFD® and maximize survey revenue fall into four general categories; maximizing client endorsement opportunities, providing industry education and support, targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits) plus adopting an attractive and fair pricing structure.  Our specific tactics are:

1.	Focus the majority of sales resources on high profile primary markets which offer NXT the maximum opportunity for success (ex. Colombia);

2.	Build upon success in this initial market, and step out to other markets (ex. Argentina, Peru, Brazil, Mexico) in Latin America;

3.
Be opportunistic by responding selectively to requests of interest from qualified potential client "bluebirds" from all other locations in the world (South Asia). The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Capitalize on any bluebird sales by further soliciting sales opportunities within the bluebird market;

5.
Continue to conduct small pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

6.
Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.

Description of the principle markets in which the company competes

Overview of markets
The company has an opportunity to provide its services to any region in the world that conducts oil and gas exploration activities. However, the company chooses to be strategic and focus its limited sales resources in its early stages of commercialization into just a few carefully selected markets.

North America Market
NXT began marketing of its SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada the company earned survey revenue of $1,206,684, $5,608,432 and $2,944,470 respectively in the period 2006, 2007 and 2008.  There were no revenues generated in North America for 2009 or 2010.

In the second quarter of 2011 we completed a U.S. $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey is to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment. The survey area contains both large blanket gas and small oil fields.

Colombian Market
In 2008 exploration activity seriously diminished in Canada as a result of the world-wide credit crisis and falling natural gas commodity prices. In response, the company looked to international markets for new revenue opportunities, which resulted in the company entering into the Colombian market in 2009.  The company has now earned survey revenue in Colombia of $443,011 and $3,683,326 in 2010 and 2009 respectively.  In the fourth quarter of 2011 the company commenced a significant survey of four separate exploration blocks in Colombia, for which revenues of approximately US $2.9 million will be recognized in Q1-2012.

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

Colombia has been primary international market focus in recent years.  NXT is becoming well known in Colombia and we believe that it can continue to offer strong revenue opportunities.

Peruvian Market
NXT has also identified Peru as a potential market to pursue, as it has many synergies with Colombia. Many of the companies active in Peru are also active in Colombia. Additionally, Colombia and Peru share many of the same operational, community and environmental issues that make SFD® an attractive solution.

South Asia Market
In late 2010 we capitalized on a “bluebird” opportunity in South Asia, which resulted in the signing of a U.S. $2.66 million contract. This opportunity arose through established prior relationships between our geophysical staff and key decision makers in the client’s exploration management.  However, the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Commencement of survey operations on this contract continues to be contingent upon obtaining final permits to conduct flight operations, a process which has presented many delays and uncertainties to date.

Description of seasonality of the company’s main business

There is no seasonality to the company’s business.

Description of the source of raw material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect the company’s ability to conduct and/or expand its business. In order to conduct our survey operations we require the following:

•	Survey aircraft: - Historically NXT has both owned its own aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a charter agreement with Air Partners Corporation, a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. The current charter agreement with Air Partners has been extended for one year to January 11, 2013 whereupon the company anticipates that the agreement will likely be renewed on similar terms.  Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as-needed basis, to multiple Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations.

•
SFD® sensors: - All of the survey sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, NXT has demonstrated its ability to manufacture new functional SFD® sensors.

•
SFD® assembly: - The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors. We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (“STC”) for the installation of our SFD® units in each aircraft that we utilize for surveys. The time to obtain an STC approval for the installation of our SFD® units into any proposed aircraft type may require several months.

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

We are not dependent upon any other third party contract manufacturers or suppliers to satisfy our technology requirements.  We currently rely on Air Partners as a key supplier of the aircraft which we use in SFD® survey operations (see discussion below).

Description of marketing channels

The company largely uses direct sales methods with some use of commissioned sales representatives.

Summary information on dependence on patents, licenses and contracts

Patents

We have not patented our SFD® technology, however, we understand that we may be able to obtain worldwide patents in the future (see “Risk Factors” in this Form 20-F). We understand that our right to patent the SFD® technology in the future is not compromised by our ongoing commercial use of the technology, as the SFD® technology has never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain. See Item 3.D Key Information – Risk factors within this Form 20-F.

Technical Transfer Agreement

Upon execution of the TTA on December 31, 2006 Mr. Liszicasz sold all his rights and entitlements to SFD® technology for use in the field of hydrocarbon exploration to the company in exchange for receiving 10,000,000 preferred shares.  The preferred shares carry no voting rights.

2,000,000 of these preferred shares became immediately convertible on a one-to-one basis into common shares at the discretion of the holder.

The remaining 8,000,000 preferred shares are potentially convertible on a one-to-one basis into common shares should the company achieve the following cumulative revenue thresholds prior to the expiration of the agreement on December 31, 2015:

•	2,000,000 should cumulative gross revenue reach US $50 million,
•	an additional 2,000,000 should cumulative gross revenue reach US $100 million,
•	an additional 2,000,000 should cumulative gross revenue reach US $250 million, and
•	an additional 2,000,000 should cumulative gross revenue reach US $500 million.

At December 31, 2015 the SFD® technology can be retained by the company by either:
•
if the company earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can choose to retain the SFD® technology by issuing Mr. Liszicasz an additional 1,000,000 common shares; or

•
if the company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can choose to retain the SFD® technology by immediately making any remaining preferred shares convertible; or

•	if the company chooses to not retain the SFD® technology it can be reacquired by Mr. Liszicasz for $10.00.

As at May 11, 2012 the company has earned approximately $15 million of cumulative gross revenue pursuant to the TTA.

The following schedule provides a summary of the ownership of the preferred shares as of May 11, 2012:

Owner of Preferred Share	Preferred Shares Owned	Percent of Class of Share
George Liszicasz, CEO & Director	10,000,000	100.0%

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

Air Partners Aircraft Charter Agreement

On May 8, 2009, the company executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, services for SFD® survey operations utilizing Air Partners’ fleet of Cessna Citation 560 series jet aircraft. The original term of this agreement was for a term of one year which has been extended through successive contract renewals.  The current extension expires on January 11, 2013.

Under the terms of this agreement Air Partners shall provide aircraft charter services to meet NXT’s aircraft survey requirements both domestic and internationally. Specifically, Air Partners shall provide on a non-exclusive but preferential basis three Cessna Citation 560 aircraft, specifically modified to meet SFD® survey mission requirements. The Air Partners’ service shall include providing all aircraft personnel (including pilots, aircraft maintenance engineers and administration), insurance, aircraft maintenance, servicing and grooming all in accordance with Transport Canada and other regulatory standards.

NXT’s minimum aircraft charter commitment during the extension to January 11, 2013 has a value of approximately $335,000. The company’s commitment is based upon chartering in aggregate a minimum of 100 aircraft hours. Flight hours in excess of this 100 hour minimum shall be made available to NXT for survey operations on an as required base subject to availability. As at May 11, 2012 the company has already met its commitment for 2012 by contracting 104 hours for the current period of the annual agreement.

The Air Partners Aircraft Charter Agreement dated January 11, 2011 is included as Exhibit 4.43 to this Form 20-F.

Basis for statements made regarding competitive position

Our SFD® airborne survey service is based upon a proprietary technology. It is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology similar or comparable to our SFD® survey system for oil and natural gas exploration.

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

The SFD® system is often used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential.  Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment.  An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®.  This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration such as aeromagnetic and gravity surveys. These systems can provide regional geological information such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system.

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations
The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Administration (“FAA”) governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

In Colombia SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are: customs obligations and bonds related to the importation and exportation of the aircraft into Colombia; obtaining permits from the local aviation authority; and obtaining permits from the Colombian Air Force.  NXT has successfully operated in Colombia in accordance with these requirements.

With our experience in Canada, the United States and Colombia we do not anticipate any unanticipated government controls or regulations that will prevent timely completion of SFD® surveys.  However, we may encounter government restrictions in other countries that may impair or restrict our ability conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country then we will not be able to earn revenue and this may potentially expose the company to forfeiture of performance bonds.

C.            Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Active	100%

D.            Property, plant and equipment

Oil and Gas Properties
The company owns a limited holding of acreage of undeveloped lands in the western Canadian sedimentary basin. These assets are not a material asset of the company and have been written down a nominal value in our financial statements.  Additionally the company is entitled to receive royalty interests on production from certain lands which were previously surveyed by clients. Royalty revenue is not significant at this time but may increase in the future if these lands, on which NXT holds royalty interests, become developed and commence to produce significant volumes of hydrocarbons.

Facilities
We operate from a 7,087 square foot leased office located at Suite 1400, 505-3rd Street SW, in Calgary, Alberta, Canada. The amended lease for this facility commenced on June 1, 2008 and includes 2,100 square feet that was added to the original lease on a co-terminus basis. The original six year lease was entered into on November 1, 2006 and was to expire on October 31, 2012.   In March, 2012 the lease was extended for an additional 2.5 year term expiring April 30, 2015.  The monthly lease payment (including estimated operating costs) is currently $30,087 to October 31, 2012, and thereafter decreasing to $22,956 for the period November 1, 2012 to April 30, 2015.

Equipment
Our SFD® technology is comprised of the following components, which we collectively refer to as our SFD® survey system, used for the following functions:

•
Stress Field Detector—the stress field detector, or SFD® including a unit which houses the SFD® sensors, is the principal component of our technology.  SFD® sensors respond to changes in subsurface stress. These responses are transformed through a passive transducer into electronic digital signals.  Airborne surveys are conducted with an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 development sensors, allowing multiple SFD® signals responses at all points of a survey.

This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft or be stored in a locked facility at the survey location when not in use.

•
Data Acquisition System—used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft or be stored in a locked facility at the survey location when not in use.

•
SFD® Signal Conditioning Unit—this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system. This equipment is generally stored at our Calgary office facility unless deployed during survey operations when they would travel with the aircraft or be stored in a locked facility at the survey location when not in use.

•
Interpretation Theatre—once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility.  A remote interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey clients city.

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

A.            Operating results

Overall Operational Performance

Selected Annual Information
	For the year ended December 31,
	2011	2010	2009
SFD® survey revenue	$144,650	$443,011	$3,683,326
Net comprehensive income (loss)	(3,584,601)	(4,452,428)	(2,405,125)
Net income (loss) per share unit; basic and diluted	(0.10)	(0.14)	(0.07)
Net cash generated by (used) in operating activities	(1,756,515)	(2,692,776)	(2,580,308)
Cash and short term investments	1,518,946	1,370,234	4,174,145
Total assets	3,274,928	2,046,906	6,005,640
Long term liabilities	57,953	62,597	251,903

Financial Highlights for 2011
•
We completed one SFD® survey in the United States for a new client, generating $144,650 of revenue for 2011 and a net loss of $3,584,601.  A significant survey project commenced in Colombia in late 2011, but the related revenues did not become recognized until the contract became completed in Q1-2012.

•	$1,756,515 was used to fund operating activities in the year.

•
Cash and cash equivalents at the end of 2011 increased by $1,044,363 to $1,508,946.  The Company had a working capital deficiency of $336,520 at the end of 2011, compared to a surplus of $831,974 at the end of 2010.

Financial Highlights for 2010
•	We completed one SFD® survey for one new client earning $443,011 of revenue and incurred a net loss of $4,452,428 in 2010. All of all the survey revenue in 2010 was earned in Colombia.

•	$2,692,776 was used in operating activities in the year.

•
Cash and short-term investments held at the end of 2010 was $1,370,234; a decrease of $2,803,911 from the beginning of the year. Working capital at year end was $831,974 as compared with $4,649,393 at the end of 2009.

Financial Highlights for 2009
•
The company commenced operations in Colombia in 2009, and earned 100% of its SFD® survey revenue in Colombia from 3 surveys that were conducted for two separate new clients.  Total revenue was $3,683,326 compared to $2,944,70 for 2008.  The 2008 total was generated from two SFD® survey contracts conducted in Canada.

•
Our first Colombian survey contract was conducted in Q2 2009 for U.S. $2.3 million, and in Q4 2009 we completed two surveys for a client for aggregate revenue of U.S. $1.0 million survey. Total survey revenue for 2009 was Cdn. $3,683,326.

•	$2,580,308 was used to fund operating activities in the year.

•
Cash and investments held on account as at the end of the year were $4,174,145, a decrease of $2,720,025 from the beginning of 2009. Net working capital at the end of 2009 was $4,630,036, a decrease of $1,695,019 from the beginning of the year.

Net Income (Loss)
	For the year ended December 31,
	2011	2010	2009
SFD® survey revenue	$144,650	$443,011	$3,683,326
Operating expenses	3,770,134	4,887,114	6,004,159
Income (loss) before other expenses	(3,625,484)	(4,444,103)	(2,320,833)
Other expense (income), net	(40,883)	8,325	84,292
Net loss for the year	$(3,584,601)	$(4,452,428)	$(2,405,125)

Expenses
	For the year ended December 31,
	2011	2010	2009
SFD® survey cost	$46,713	$466,428	$1,587,120
General and administrative (“G&A”)	3,218,143	3,678,806	3,569,079
Stock based compensation expense (“SBCE”)	344,800	577,815	672,060
Amortization of property and equipment	160,478	164,065	175,900
	$3,770,134	$4,887,114	$6,004,159

Expenses for the years ended December 31, 2011, 2010 and 2009

SFD® survey costs – the reduced total of survey costs for 2011 is due to the low level of survey activity.  Survey costs include aircraft charter, fuel, and related permits, plus local travel and accommodations incurred.  Survey costs as a percentage of revenue is not directly comparable each year, as costs can be a function of non-controllable factors such as weather and permitting delays, and if the project was subject to sales commissions or local taxes.  For example, survey costs includes sales commissions of $13,662 in 2010 vs $160,891 in 2009.

Also, there will be inherent cost differences between operating in Colombia as compared with Canada and the United States.  In addition, we periodically incur non-revenue generating survey “market development” costs related to flights designed to showcase SFD® capabilities in new geological and market settings. These non-revenue survey costs represented over 20% of total survey costs in 2009. In addition, NXT performed SFD® data interpretation in Colombia rather than in Canada for our first Colombian survey. This location decision was entirely marketing driven despite the higher travel, accommodation and out of country premiums. We won added client respect for our survey system by providing them with an opportunity to directly observe the SFD® interpretation process and interact with our interpretation staff.

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

General and administrative (“G&A”)  – G&A can vary year to year due to changes in administrative and interpretation and operations staffing  headcounts required to service the expected levels of contract activity.  Survey costs do not reflect a charge (other than out of country allowances) for interpretation or operations staff payroll and benefits, which is included in G&A.

The $460,663 net decrease in G&A costs from 2010 to 2011 is primarily due to a reduced headcount in 2011, and a high level of start-up costs which were incurred in 2010 in establishing a branch office presence in Bogota, to service the Colombia and Latin America markets.

For 2010, G&A increased marginally, rising by 3% or $109,727 to $3,678,806 compared to $3,569,079 for 2009. The increase was partly due to a higher level of sales and marketing activities.

G&A is a major component of NXT's total expenses.  The categories included in the 2011 total, as compared to 2010, were as follows:

	2011	2010
Salaries, benefits and consulting charges	$1,725,237	$1,840,743
Board, professional fees, and public company costs	560,416	496,299
Premises and administrative overhead	520,689	589,609
Business development	274,454	240,759
Colombia office	137,347	511,396
total G&A	3,218,143	3,678,806

Stock Based Compensation Expense (“SBCE”) – this expense can vary widely each year, as it is a function of many factors, such as the number of stock options granted in a year, the length of the related vesting period of the options, and volatility in the company’s share price.

The high SBCE in 2010 compared to 2011, for example, was primarily due to recognizing a significant expense total in Q4-2010 upon a re-pricing of all outstanding stock options to a revised price of Cdn $0.63 per share.

SBCE of $672,060 in 2009 was a large total due to the high number of stock options, 730,000, that were granted in 2009.

Amortization expense – most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment.  In 2009, amortization expense was higher than 2011 and 2010 since in 2008 and 2009 the company had invested in additional equipment required to develop SFD survey sensors and also expanded its office space, incurring costs to update and furnish the facilities.

Other Expense (Income)
	For the year ended December 31,
	2011	2010	2009
Interest income, net	$(16,353)	$(9,923)	$(80,633)
Loss (gain) on foreign exchange	(28,209)	16,509	150,958
Oil and natural gas operations, net	3,679	665	15,004
Loss (gain) on sale of properties	-	1,074	(1,037)
	(40,883)	8,325	84,292

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on a capital lease obligation for office equipment.  Interest income was substantially higher in the 2009 period, as NXT had higher levels of cash and restricted cash balances through 2009.

Loss (gain) on foreign exchange – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US dollar, Canadian dollar and Colombian peso ("COP").  For example, when the Canadian dollar trades higher relative to the US dollar or COP, cash held in US dollars or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period.  NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US dollar instruments to support performance bond commitments in certain foreign countries.

In 2009 the company incurred a large loss resulting from decline in the US dollar while the company held large US dollar denominated receivables.

Oil and natural gas operations, net - the company has various minor interests in some oil and gas properties in Canada.  This category includes minor amounts of revenues from gross over-riding royalties (“GORR”) on two producing properties, net of costs related to these and other properties.

NXT holds GORR entitlements on potential future production on much of the land where we have conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia.  There is no certainty, however, that wells on these lands will become place on production, or that future royalty revenues will be earned from these entitlements.  No asset value has been recorded in the financial statements for these GORRs.

In addition, the company has continuing asset abandonment and reclamation obligations (“ARO”) related to its minority working interests in various oil and gas wells in which it had a historical participation prior to 2005.

At December 31, 2011, the ARO is estimated to be $57,953 (December 31, 2009 – $54,444), based on obligations which are estimated to be settled in three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 100%.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters follows.  The extent of the loss each quarter is mainly due to the timing of survey contract activity, and variances in SBCE, which can occasionally be a significant expense in any given quarter.

	Q4-11	Q3-11	Q2-11	Q1-11
	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Survey revenue	$-	$-	$144,650	$-

Net loss	(1,072,560)	(1,026,814)	(692,510)	(792,717)

Basic and diluted loss per share	(0.03)	(0.03)	(0.02)	(0.02)

	Q4-10	Q3-10	Q2-10	Q1-10
	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
Survey revenue	$-	$-	$443,011	$-

Net loss	(1,276,693)	(962,590)	(890,673)	(1,322,472)

Basic and diluted loss per share	(0.04)	(0.03)	(0.03)	(0.04)

Q4-11 to Q3-11 comparison - NXT had survey revenue of $nil ($nil in Q3-11), SBCE of $50,015 ($246,000 in Q3-11) and $nil survey costs ($nil in Q3-11).

Q3-11 to Q2-11 comparison - NXT had survey revenue of $nil ($144,650 in Q2-11), SBCE of $246,000 ($18,843 in Q2-11) and $nil survey costs ($43,990 in Q2-11).  The high total SBCE recorded in Q3-11 was due to the large number of  stock options granted in Q3-11, and the fact that 42% of such had immediate vesting.

Q2-11 to Q1-11 comparison - NXT had survey revenue of $144,650 ($nil in Q1-11), SBCE of $18,843 ($29,942 in Q1-11) and survey costs of $43,990 ($nil in Q1-11).

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10).  The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all contractor options being fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63 per share.

Q4-10 to Q3-10 comparison - NXT recognized $nil in survey revenue ($nil in Q3-10) and SBCE of $404,053 ($72,899 in Q3-10).  The increase in SBCE was due to a one-time valuation adjustment that occurred when 2,113,204 stock options were re-priced in December 2010 to a new exercise price of $0.63 per share.

Q3-10 to Q2-10 comparison - in Q3-10 NXT had $nil survey revenue ($443,011 in Q2-10) and SBCE of $72,899 ($31,507 in Q2-10).

Q2-10 to Q1-10 comparison - in Q2-10 NXT recognized survey revenue of $443,011 ($nil for Q1-10), SBCE of $31,507 ($69,356 for Q1-10) and survey costs of $342,959 ($118,056 for Q1-10).

Q1-10 to Q4-09 comparison - in Q1-10 NXT had $nil survey revenue ($1,044,766 in Q4-09), SBCE of $69,356 ($187,343 for Q4-09) and $118,056 survey costs ($508,308 for Q4-09).  The survey costs in Q1-10 were for non-revenue projects.

B.            Liquidity and capital resources

The company’s sources of liquidity include cash flow from operations, and the use of equity financings as needed.  At present, there are no bank debt facilities available to the company.  As discussed below, the company’s working capital has been significantly enhanced since the December 31, 2011 year end such that it is sufficient to meet present requirements.

The company does not presently have any legal or economic restrictions that would affect the ability of any subsidiaries to transfer funds to the company.  As of the last fiscal year end, and the present date, the company does not have any material outstanding commitments for capital expenditures that require funding.

NXT's cash and cash equivalents plus short-term investments at the end of Q4-11 was $1,518,946.  This excludes a total of $74,135 which is classified on the Balance Sheet as restricted cash, and which is required primarily as security for contract performance bonds.

NXT's ability to continue as a going concern will be dependent upon our success in being able to expand the revenue base to a level sufficient to far exceed G&A expenses, and generate net cash flow from operations.  Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its efforts on the international oil and gas exploration markets, particularly in Colombia.  Private placement financings totaling US $3.2 million were conducted in March and May 2012 (as further detailed below) to enhance NXT's financial strength as it seeks to expand.

The process of gaining acceptance of NXT's revolutionary technology in the oil & gas exploration industry has been challenging.  However, customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business.  In 2011 NXT secured two significant new contracts to conduct SFD® survey projects in Colombia and Guatemala (total of US $4.6 million, of which $2.9 million was completed in January, 2012 and US $0.7 million was started in April 2012) and in Argentina (US $1.65 million for which data interpretation is well underway).  In addition, we are awaiting final security clearances and permits to conduct a US $2.7 million survey contract in South Asia.  We project that these survey contracts will all be profitable.  Ongoing uncertainty as to the timeline from customer interest, through contract negotiation and actual project kick-off, however, puts strain on planning of capital resources.

The Company has no secured debt (other than a minor capital lease obligation on office equipment) and its net working capital was as follows:

		add deferred
	excluding	balances	total as at	total as at
	deferred	re survey	December 31,	December 31,
	balances	contracts	2011	2010
Current assets
cash and short term investments	1,518,946	-	1,518,946	1,370,234
accounts receivable	122,231	-	122,231	3,071
prepaid expenses and other	43,105	-	43,105	45,941
work-in-progress	-	1,112,210	1,112,210	-
	1,684,282	1,112,210	2,796,492	1,419,246
Current liabilities
accounts payable and accrued liabilities	1,347,925	-	1,347,925	576,588
current portion of capital lease obligation	8,591	-	8,591	10,684
deferred revenue	-	1,776,496	1,776,496	-
	1,356,516	1,776,496	3,133,012	587,272

Net working capital (deficiency)	327,766	(664,286)	(336,520)	831,974

While the consolidated financial statements reflect a total net working capital deficiency as at December 31, 2011 of $336,520, as shown above, it is critical to note that this is a result of NXT's method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed.  Deferred revenue (a current liability) of $1.8 million represents amounts billed and collected to December 31, 2011 that will be recognized in revenue in Q1 and Q2-2012.  Similarly, virtually all of the work-in-progress (current asset) of $1.1 million relates to deferred survey costs that will be recognized in Q1-2012.

Also, deferred revenue represents only the portion of progress billings that were issued to December 31, 2011 for these contracts.   Significant additional progress billings of US$ 2.3 million were issued (and have been collected, net of applicable local withholding taxes) on the Colombia and Argentina contracts in Q1-2012.  Additional billings of US $1.1 million will be issued in 2012 upon completion of the Argentina and Guatemala projects, which is planned to occur by the end of Q2-2012.

The components of the balances recorded as at December 31, 2011 are:

	work-in	deferred
	progress	revenues
Colombia	955,823	1,673,916
Argentina	106,837	102,580
South Asia and other	49,550	-
	1,112,210	1,776,496
There were no deferred revenues (and no significant work-in-progress) related to contracts in process as at the December 31, 2010 year end.

The increased total of accounts payable and accrued liabilities at the 2011 year end is due to several factors, including (1) survey costs and related sales commissions incurred in Q4-11, and (2) accrued wages and Board of Director fees payable which were not yet paid by December 31, 2011.  In Q4-10, NXT implemented a reduction in wages and director fees in order to conserve cash resources.  Wages and director fees totaling approximately $281,000 were paid out in Q1-2012 after completion of the Colombia surveys, and an improvement of financial resources.

The following table, and the narrative below, summarizes the company’s net cash flows for the last three fiscal years:

For the year ended December 31	2011	2010	2009
Cash provided by (used in):
Operating activities	(1,756,515)	(2,692,776)	(2,580,308)
Financing activities	1,916,481	45,837	42,262
Investing activities	884,397	(1,062,623)	6,566,126
	1,044,363	(3,709,562)	4,028,080
Cash, start of the year	464,583	4,174,145	146,065
Cash, end of the year	1,508,946	464,583	4,174,145

Operating Activities

2011 - the $1,756,515 cash used in operating activities reflects a net loss of $3,584,601 decreased by a net $508,787 of non-cash expenses and a $1,319,299 net increase in non-cash working capital balances.

2010 - the $2,692,776 cash used in operating activities reflects a net loss of $4,452,428 decreased by $746,144 of non-cash expenses and a $1,013,508 net decrease in non-cash working capital balances.

2009 - The $2,580,308 of cash used in operating activities reflects our net loss of $2,405,125 decreased by $849,180 of non-cash expenses and a $1,024,363 net increase in non-cash working capital balances.

Financing Activities

2011 – the net cash source of $1,916,481 reflects $1,487,827 net proceeds from a private placement equity financing which closed in February 2011, plus $420,000 from the exercise of warrants which were issued on that financing, $18,900 proceeds from the exercise of stock options, less a $10,246 reduction in the capital lease obligation.

2010 - $54,518 was raised from the exercise of options, and capital lease repayment were $8,681.

2009 - $50,239 was raised through the issuance of shares, capital lease repayments were $7,977.

Investing Activities

2011 – the overall net cash source of $884,397 reflects a $895,651 funds inflow arising from the net redemption of short-term investments (which was primarily used to fund ongoing operating expenses, and a temporary increase in restricted cash balances in the first half of 2011) plus a $27,721 net decrease in restricted cash balances, less $38,975 invested in purchases of property and equipment.

2010 - $905,651 was invested in short-term investments and $55,516 was invested in capital assets.

2009 - due to low interest rates, maturing short term investments were moved into more liquid investments awaiting an upturn in rates. $184,035 was invested in capital assets and $2,056 was generated through the sale of property.

Additional financing transactions subsequent to December 31, 2011

Subsequent to the December 31, 2011 year end, the company completed in March and May 2012 four separate closings of a non-brokered private placement of units (the “Units”) for aggregate proceeds of US $3,193,505 (US $3,009,893 net of related finder’s fees paid) including $40,000 received from two officers of the company.

Each Unit was issued at a price of US $0.75 and consisted of one common share of the company and one warrant (the “Warrants”). Each Warrant entitles the holder to acquire an additional common share at a price of US $1.20 for a two year period to expiry (which ranges from March 8 to May 4, 2014).   The expiry date may become accelerated at the discretion of the company if the shares trade on the OTCBB at a price greater than US $1.50 for 20 consecutive trading days. A maximum of 50% of the Warrants issued are subject to acceleration in the first 6 months after issue of the Units.  The company also issued a total of 244,816 finder's warrants with the same terms as the Warrants noted above.

C.            Research and development, patents and licenses, etc.

There was no research and development expense reported in 2010, 2009 and 2008.  In these three years expenditures related to research and development were not significant and was included within administrative expense.

D.            Trend information

As at May 11, 2012 the company has in its contract “backlog” or order book a US $2.66 million contract to conduct a SFD® survey for a client in Asia.  This contract was awarded in early 2011, and its commencement is contingent upon the company obtaining final regulatory (including military) clearances as required to fly in the country.  There is no certainty that these permits will be obtained and accordingly the company remains at risk of not being able to commence or complete this contract.

E.            Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.            Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2011:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	Over 3 years
Copier lease-to-own agreement	$8,591	$8,591	-	-
Premises rent / operating lease (1)	$300,868	$300,868	-	-
Aircraft charter commitment	$317,000	$317,000	-	-

Notes:
(1)
In March, 2012 the company extended its obligation for Calgary office premises for a term of 2.5 years past its scheduled expiry on October 31, 2012.  This resulted in an annual obligation of approximately $275,000 per year (including estimated operating costs) to April 30, 2015.

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

The following table sets forth information, including directorships in other reporting issuers, as of May 11, 2012, for our directors, executive officers and key employees:

Mickey Abougoush Age 65 Director since November 2007
Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the chairman of Teknica Overseas Ltd., an international consulting company. He previously was chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company and also served as president of Teknica Petroleum Services Ltd., an international consulting and software development company.  He was formerly a director of both CCR Technologies Ltd. and WellPoint Systems, Inc., both of which were public companies listed on the TSX Venture Exchange.

Mr. Abougoush is a member of the Audit, Compensation and Governance Committees.

John Agee Age 63 Director since July 2011
Mr. Agee recently retired following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's) from 2010 thru February 2011, and the Steve Case Family in Washington, DC from 2000 to 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit Boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive).  He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

Mr. Agee is the Chair of the Compensation Committee and a member of the Governance Committee.

Brian Kohlhammer Age 49 Director since December 2004
Mr. Kohlhammer is a Chartered Accountant and since December 2004 has been Vice- President of Finance and Chief Financial Officer for Delphi Energy Corp., a junior oil and gas company based in Calgary, Canada and traded on the Toronto Stock Exchange.

Mr. Kohlhammer is the financial expert and Chair of the Audit Committee and a member of the Disclosure Committee.

George Liszicasz Age 58 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the SFD® technology and has been our Chairman and Chief Executive Officer since the company’s inception. Mr. Liszicasz' primary responsibilities, as the Chief Executive Officer and President, are to ensure the smooth running of the day-to-day operations and to further develop our SFD® technology.

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

Charles Selby Age 55 Director since January 2006
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta.  Mr. Selby is also the Chairman and CEO of Montana Exploration Corp.  He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation.  He is a former officer of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby is also a director of Idaho Natural Resources Corp., Vecta Energy Corp., and Qwest Investment Management Corp., all of which are reporting issuers in Canada.

Mr. Selby is a member of the Audit, Compensation and Disclosure Committees.

Thomas E. Valentine Age 50 Director since November 2007
Mr. Valentine is a Partner with Norton Rose LLP, where he has practiced law (formerly MacLeod Dixon LLP) both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of three other Canadian public companies, Calvalley Petroleum Inc., Veraz Petroleum Ltd., and Touchstone Exploration Inc.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Greg Leavens Age 47 V-P Finance and CFO since July 2011
Mr. Leavens joined NXT in July 2011 as Vice-President of Finance and Chief Financial Officer. Mr. Leavens is a Chartered Accountant with over 23 years of financial reporting, treasury, regulatory and risk management experience.

Mr. Leavens’ experience has included senior financial roles within the oil and gas exploration and production, as well as services sectors.  Mr. Leavens was Chief Financial Officer of Result Energy Inc. (a public exploration and production company which traded on the TSX Venture exchange) from 2003 until November 2009, after which he was involved in a variety of consulting roles prior to joining NXT.  Mr. Leavens obtained a B.A. and M.Acc from the University of Waterloo, subsequent to which he articled with KPMG LLP, and was a Senior Manager in the Toronto audit services practice.

Mr. Leavens is the Chair of NXT’s Disclosure Committee.

Andrew Steedman Age 51 V-P Operations since December 2005
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

Grafton Withers Age 58 V-P Marketing & Sales since December 2011
Mr. Withers joined NXT in December 2011 as Vice-President, Marketing & Sales. Mr. Withers has extensive experience in managing international operations, having had a 23 year, senior management career with the Schlumberger group and with its joint venture with Dow Chemical. While there, he assumed increasingly important management positions over his career working in 15 countries. Mr. Withers managed numerous operational entities, the logistics, procurement and manufacturing and the international sales group for Schlumberger's Dowell company. He later went on to become Vice President with general management responsibility for all aspects of another of the company’s six major divisions. Mr. Withers earned his MBA at Syracuse University and received a BS in Mechanical Engineering and a BA in Physics from Duke University.

Suzanne Loov Age 44 Corporate Secretary since December 2009
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

Ms. Loov is a member of the Disclosure Committee.

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

Messrs. Abougoush, Agee, Kohlhammer, Selby, Valentine as well as Ms. Loov are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.            Compensation

Executive Compensation
The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other two of the four most highly compensated executive officers serving as executive officers at December 31, 2011, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2011.  All officers of the company are based in the Calgary, Canada office and are paid in Canadian funds.

Summary compensation table for the year ended December 31, 2011:
Name and Principal Position	Salary (3)	Bonus (2)	Other (1)
George Liszicasz, Chief Executive Officer (4)	$195,679	$-	$5,115
Greg Leavens, VP Finance & Chief Financial Officer (5)	75,317	-	1,581
Andrew Steedman, VP Operations	138,007	-	3,809
Grafton Withers, VP Marketing & Sales (6)	8,904	-	-

(1)   Taxable benefits, consisting of life insurance, wellness, parking.
(2)   NXT has the intention of paying  bonuses to officers upon the company becoming profitable, at the sole discretion of the Compensation Committee.
(3)  Reflects amounts paid as salary in 2011, which excludes a 15% salary reduction which was in place for the period January 1 to
November 30, 2011, and which was paid to the executives in 2012.
(4)   excludes fees earned as Chairman of the Board of Directors, which were $35,000 for 2011 (and paid to Mr. Liszicasz in 2012).
(5)   Mr. Leavens joined NXT in July 2011.
(6)   Mr. Withers joined NXT in December 2011.

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation
We compensate directors for serving on our board by paying a cash retainer as well granting common stock options.  In 2011 and 2010 each director received $30,000 per annum and the chairman of the board and the chairman of the audit committee both received an additional $5,000 per annum. The company did not pay a cash retainer to directors prior to 2009.

In addition Directors receive common share stock options as compensation for their services. The amount and terms of stock option grants are determined by the board of directors. We do not provide additional compensation for committee participation or special assignments of the board of directors. (See Item 6.E “Share ownership” for details regarding stock options granted to directors).

The company reimburses directors for out-of-pocket expenses for attending board and committee meetings. We do not provide termination benefits for directors.

C.            Board practices

Expiration Dates
No director or member of our administrative, supervisory or management bodies has an expiration date for their current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under Item 6.A – “Directors and senior management”.

Service Contracts
No directors have service contracts with the company or any of its subsidiaries that provide benefits upon termination of employment.

Board of Directors Mandate
The principal role of the Board of Directors of NXT (the “Board”) is stewardship of the company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the company’s business with the objective of preserving the company’s assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board of Directors is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

Board Committees

CORPORATE GOVERNANCE COMMITTEE

The company and the Board recognize the importance of corporate governance to the effective management of the company and to its shareholders. The company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value. The Mandate of the Corporate Governance Committee is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

Composition of the Corporate Governance Committee
Messrs. Valentine (Chair), Abougoush and Agee are members of the Corporate Governance Committee, and are all independent.

Responsibilities of the Corporate Governance Committee
The Corporate Governance Committee’s duties, as outlined in its charter, are to deal with the company’s approach to corporate governance and the promotion of compliance with industry and regulatory standards. The committee is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles and guidelines. The Committee’s responsibilities also include identifying new candidates for director and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee
The Disclosure Committee consists of Messrs. Selby, Kohlhammer and Leavens (Chair), and Ms. Loov.  Messrs. Selby , Kohlhammer and Ms. Loov are independent.

Responsibilities of the Disclosure Committee
The Disclosure Committee’s duties are to ensure that the company provides timely, accurate and balanced disclosure of all material information about the company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR as well as the company’s webpage.

AUDIT COMMITTEE

Composition of the Audit Committee
The Audit Committee consists of Messrs. Kohlhammer (Chair), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

Brian Kohlhammer, C.A.
Mr. Kohlhammer has a Bachelor of Commerce, Accounting major, from the University of Saskatchewan and received his designation as a Chartered Accountant in February 1990 while articling at KMPG LLP (formerly Peat Marwick Mitchell & Co.) in Calgary, Alberta.

Mr. Kohlhammer has over 20 years of experience in financial and management analysis and reporting, budgets, corporate planning and treasury. He is currently Vice President Finance and Chief Financial Officer (a role he has had with three previous public companies) for Delphi Energy Corp., a Toronto Stock Exchange listed oil and gas company.

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

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. He has previously served as audit committee chair of a publicly traded company.

Charles Selby
Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. Mr. Selby served as the Chief Financial Officer of Montana Exploration Co. an oil and gas company listed on the TSX-V from 1998 until May 2006. Additionally, Mr. Selby is the former Vice President and Corporate Secretary of Pengrowth Corporation, which administered Pengrowth Energy Trust. Mr. Selby is the Chairman of the audit committee for Bridge Resources Limited.

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to fulfill their duties and responsibilities as an audit committee member.

Audit Committee Oversight - The company’s Board has adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee
Messrs. Agee (Chair), Valentine, Abougoush and Selby are members of the Compensation Committee, and are all independent. The charter or mandate of the Compensation Committee is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

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

D.             Employees

As of the fiscal year ended December 31, 2011 we had a total of 10 employees and 4 full time contractors. There are no employees of the company that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as December 31, 2011:

Function	employees	contractors	total

Senior management team	4	-	4
Finance and administration	2	2	4
Operations and technical development	4	2	6
Total	10	4	14

Fiscal year ended December 31, 2011
As noted above, as at December 31, 2011 we had a staff of 14, all of which are based in Calgary, Canada except for one in Bogota, Colombia.  Our staff consists of a 4 member senior management team, 4 finance and administrative persons, including one senior administrator in Colombia, and 6 operations staff consisting which includes one research scientist holding a Ph.D. and one geophysicist.  We periodically engage other technical and administrative contract personnel as required on a project basis. Additional full time and contract staff were added late in 2011 as survey contract activity expanded.

Fiscal year ended December 31, 2010
As at December 31, 2010 we had a staff of 11 (10 in Calgary and 1 in Colombia) consisting of 9 full-time employees and 2 contractors.  Our staff consisted of a 3 member senior management team, 3 finance and administrative persons, and 3 operations staff.   The reduction of total number of employees in 2010 as compared with 2009 was the result of the company’s cost cutting measures in response to reduced revenue in 2010.

Fiscal year ended December 31, 2009
As at December 31, 2009 we had a staff of 15 consisting of 13 full-time employees and 2 contractors which included 4 members of the senior management team, 3 finance and administrative staff, and 8 operations staff.

E.             Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved at the company’s last AGM held on January 26, 2012 is incorporated by reference into this Form 20-F as Exhibit No. 2.16.  Pursuant to this Plan, all option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted. Options are generally issued with a three year vesting period wherein one third of the options granted vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date of grant or some higher price at the discretion of the board.

The following options were granted to our executive officers in the three prior fiscal years ended December 31, 2011, 2010, and 2009 and to date to May 11, 2012:

2012         In January, 2012 the company granted 150,000 options with an exercise price of $0.89 to its new V-P Marketing & Sales

2011         In 2011 the company granted:

•	a total of 150,000 options with an exercise price of $0.53 (to replace the same number of options which had expired) and 80,000 options with an exercise price of $1.16 to its V-P Operations

•	150,000 options with an exercise price of $1.16 to its new V-P Finance and CFO

•	120,000 options with an exercise price of $1.16 to a new member of the board of directors

2010        No options were issued to our executive offers.

In 2010 the company re-priced to Cdn$ 0.63 the exercise price of a total of 1,615,000 options that were previously issued to director and officer insiders.  This re-pricing was approved by disinterested shareholders at the company’s Annual General Meeting held on December 8, 2010 and subsequently approved by the TSX Venture Exchange.  All other existing terms of these options remained unchanged.

2009        570,000 options were issued at exercise prices ranging from US $0.40 to US $1.30.

In 2009 100,000 options in aggregate were issued to two directors at an exercise price of U.S. $0.80, 150,000 options were issued to the company’s Senior Vice President and COO upon being hired in January 2009 at an exercise price of U.S. $0.40 and a total of 320,000 options were granted to eight different officers and directors at an exercise price of U.S. $1.30.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of May 11, 2012.  All options are issued at an exercise price set at the last trade price on the date of grant except for the 2010 re-pricing of options as noted above.  Each option entitles the option holder to acquire one common share of the company.

Issued and outstanding stock options held by Directors and Officers of the company

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$0.63	2-Dec-09	2-Dec-14	50,000	2.4%
CEO & Director

Andrew Steedman	$0.53	28-Feb-11	28-Feb-14	150,000
V-P Operations	$0.63	2-Dec-09	2-Dec-14	60,000
	$1.16	22-Jul-11	22-Jul-16	80,000
				290,000	14.1%
Greg Leavens	$1.16	22-Jul-11	22-Jul-16	150,000	7.3%
V-P Finance & CFO

Grafton Withers	$0.89	26-Jan-12	26-Jan-17	150,000	7.3%
V-P Marketing & Sales

Brian Kohlhammer	$0.63	2-Dec-09	2-Dec-14	30,000	1.5%
Director

Charles Selby	$0.63	2-Dec-09	2-Dec-14	30,000	1.5%
Director

Mickey Abougoush	$0.63	12-Dec-07	12-Dec-12	150,000
Director	$0.63	14-Apr-09	14-Apr-14	50,000
	$0.63	2-Dec-09	2-Dec-14	30,000
				230,000	11.2%
Thomas Valentine	$0.63	12-Dec-07	12-Dec-12	150,000
Director	$0.63	14-Apr-09	14-Apr-14	50,000
	$0.63	2-Dec-09	2-Dec-14	30,000
				230,000	11.2%
John Agee	$1.16	22-Jul-11	22-Jul-16	120,000	5.8%
Director

Total number of options held by officers and directors				1,280,000	62.2%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of May 11, 2012 by persons who beneficially own 5% or more of the outstanding common shares of our company, each person who is a director of our company, each executive officer named in this Form 20-F, each individual referenced in Item 6.D above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares within 60 days of May 11, 2012 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person. We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 39,554,959 common shares issued and outstanding as of May 11, 2012. This total of 39,554,959 excludes all outstanding options and warrants that are exercisable within 60 days of May 11, 2012 (see also footnote 5 below).

Beneficial Ownership of Directors and Officers	Beneficially Owned as at May 11, 2012 5	Percent of Common Shares 5
Directors and Officers:
George Liszicasz 1 & 2	7,229,820	16%
Charles Selby 1	473,716	1%
John Agee 1	203,000	* 3
Brian Kohlhammer 1	54,998	* 3
Mickey S. Abougoush 1	219,998	* 3
Thomas E. Valentine 1	219,998	* 3
Andrew Steedman 2	460,520	1%
Greg Leavens 2	44,168	* 3
Grafton Withers 2	83,000	* 3
Total D & O Common Shares	8,989,218	21%

Major Shareholders:
Goodman & Company, Investment Counsel Ltd.	1,559,387	4%
Mork Capital Management, MCAPM, L.P., and Michael Mork 4	2,431,434	6%

1 Director of NXT
2 Officer of NXT
3  Beneficially owns less than one percent of common shares
4  Information based on Amendment No. 1 to Schedule 13D filed with the SEC on November 4, 2011 by Mork Capital Management, MCAPM, L.P. and Michael Mork
5  for each beneficial owner’s percent of common shares calculation, any options or warrants that they hold which are or become exercisable within 60 days of May 11, 2012 have been included in both the numerator and denominator for purposes of their individual calculation.

Major changes in percentage ownership of persons who beneficially own 5% or more of the outstanding common shares of NXT in the last 3 years:

•
Michael Mork acquired 200,000 common shares through participation in the company’s private placement that closed in February 2011, and acquired 200,000 common shares upon exercise of common share purchase warrants in November 2011.

•	George Liszicasz acquired 20,000 common shares through participation in the company’s private placement that closed in February 2011.

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common stock.  As of May 7, 2012 there were 202 registered holders of record of the company's common stock including 89 in the United States who collectively held 19,272,135 common shares, representing 48.7% of the total issued and outstanding shares of 39,554,959 common shares.

As of May 11, 2012 the company is a foreign private issuer. The majority of the company’s executive officers and directors are Canadian citizens who reside in Canada and the majority of company assets are in Canada. The company’s major shareholders in common shares have the same voting rights as other holders of common shares. The company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the company which may result in a change of control of the company.

B.	Related party transactions

Summarized below are certain transactions and business relationships between NXT and persons who are related parties, as described in Item 7.B of Form 20-F, since January 1, 2009 through May 11, 2012:

In the year ended December 31, 2011
Collective wages, fees and benefits paid to executive officers of the company who were also directors of the company	$200,794

Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above.

In 2012, two officers of the company subscribed for a total of US $40,000 (on the same terms as the other subscribers) of the US $3.2 million private placement financings that were completed in March and May 2012.

In February 2012, an officer of the company exercised 60,000 warrants (that had been purchased in the February 2011 private placement) to purchase common shares at $0.60 per share, and exercised 75,000 stock options with an exercise price of $0.63 per share.

The company retains as legal counsel a law firm of which one of its directors is a partner.  In 2011, the company incurred legal expenses of $52,234 (2010 - $15,219) with this firm, for which a total of $8,719 is included in accounts payable as at December 31, 2011 (December 31, 2010 - $8,689).

In November 2011, a director of the company exercised warrants (which were acquired in February 2011, prior to him becoming a director of the company) to acquire 100,000 common shares of the company at an exercise price of $0.60 per share.

On March 31, 2011, the company entered into a U.S. $150,000 SFD® survey contract with a client which has a board member who also serves on the NXT board of directors.

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

On January 22, 2010, 50,000 shares were issued to officers of the company pursuant to the exercise of options at a strike price of U.S. $0.40.

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
December 31, 2011

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of NXT Energy Solutions Inc.

We have audited the accompanying consolidated financial statements of NXT Energy Solutions Inc. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2011 and 2010 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with US generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NXT Energy Solutions Inc. as at December 31, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2011 in accordance with US generally accepted accounting principles.

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements, which indicates that NXT Energy Solutions Inc. has accumulated losses and negative cash flow from operations over the past several years. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

/s/ KPMG LLP

Chartered Accountants
April 26, 2012, except as to notes 11 and 17, which are as of May 11, 2012
Calgary, Canada

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	As at December 31
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$1,508,946	$464,583
Short term investments	10,000	905,651
Accounts receivable	122,231	3,071
Work-in-progress	1,112,210	-
Prepaid expenses and other	43,105	45,941
	2,796,492	1,419,246

Restricted cash [note 3]	74,135	101,856
Property and equipment [note 4]	404,301	525,804
	$3,274,928	$2,046,906

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities [note 5]	$1,347,925	$576,588
Deferred revenue	1,776,496	-
Current portion of capital lease obligation	8,591	10,684
	3,133,012	587,272
Long term liabilities:
Capital lease obligation	-	8,153
Asset retirement obligation [note 6]	57,953	54,444
	3,190,965	649,869

Future operations [note 1]
Commitments and contingencies [note 15]
Subsequent events [note 17]

Shareholders' equity:
Preferred shares [note 8]: - authorized unlimited, Issued: 10,000,000	3,489,000	3,489,000

Common shares [note 7]: - authorized unlimited, Issued: 34,757,396 shares as of December 31, 2011 (2010 - 30,826,796)	53,756,687	52,031,435
Contributed capital	5,205,301	4,659,026
Deficit	(63,077,960)	(59,493,359)
Accumulated other comprehensive income	710,935	710,935
	83,963	1,397,037
	$3,274,928	$2,046,906

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian dollars)
	For the year ended December 31
	2011	2010	2009
Revenue
Survey revenue [note 16]	$144,650	$443,011	$3,683,326

Expense
Survey cost	46,713	466,428	1,587,120
General and administrative	3,218,143	3,678,806	3,569,079
Stock based compensation expense [note 10]	344,800	577,815	672,060
Amortization of property and equipment	160,478	164,065	175,900

	3,770,134	4,887,114	6,004,159

	(3,625,484)	(4,444,103)	(2,320,833)

Other expense (income)
Interest income, net	(16,353)	(9,923)	(80,633)
Loss (gain) on foreign exchange	(28,209)	16,509	150,958
Oil and natural gas operations and other	3,679	665	15,004
Loss on sale of property	-	1,074	(1,037)

	(40,883)	8,325	84,292

Net loss and comprehensive loss	$(3,584,601)	$(4,452,428)	$(2,405,125)

Net loss per share - basic and diluted [note 9]	$(0.10)	$(0.14)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the year ended December 31
	2011	2010	2009

Operating activities

Net loss for the year	$(3,584,601)	$(4,452,428)	$(2,405,125)
Items not affecting cash:
Amortization and depreciation	160,478	164,065	175,900
Stock-based compensation expense	344,800	577,815	672,060
Accretion of asset retirement obligation	3,509	4,092	7,653
Asset retirement obligations paid	-	(902)	(5,396)
Loss (gain) on sale of property	-	1,074	(1,037)
	(3,075,814)	(3,706,284)	(1,555,945)
Changes in non-cash working capital balances [note 12]	1,319,299	1,013,508	(1,024,363)

Net cash generated by (used in) operating activities	(1,756,515)	(2,692,776)	(2,580,308)

Financing activities

Repayment of capital lease obligation	(10,246)	(8,681)	(7,977)
Issue of common shares and warrants, net of issue costs	1,487,827	-	50,239
Exercise of stock options and warrants	438,900	54,518	-

Net cash generated by financing activities	1,916,481	45,837	42,262

Investing activities

Purchase of property and equipment	(38,975)	(55,516)	(184,035)
Proceeds from sale of property and equipment	-	400	2,056
Decrease (increase) in restricted cash	27,721	(101,856)	-
Decrease (increase) in short term investments	895,651	(905,651)	6,748,105

Net cash generated by (used in) investing activities	884,397	(1,062,623)	6,566,126

Net cash inflow (outflow)	1,044,363	(3,709,562)	4,028,080
Cash and cash equivalents, beginning of the year	464,583	4,174,145	146,065

Cash and cash equivalents, end of the year	$1,508,946	$464,583	$4,174,145

Supplemental information:
Cash interest paid	$1,436	$2,003	$2,707

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	For the year ended December 31
	2011	2010	2009

Common Shares
Balance at beginning of the year	$52,031,435	$51,934,360	$51,884,121
Issued upon exercise of stock options and warrants	438,900	54,518	-
Issued through private placement, net of issue costs	1,158,441	-	50,239
Transfer from contributed capital upon exercise of stock options and warrants	127,911	42,557	-
Balance at end of the year	53,756,687	52,031,435	51,934,360

Preferred Shares
Balance at beginning and end of the year	3,489,000	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the year	4,659,026	3,939,953	3,519,072
Recognition of stock based compensation expense	344,800	761,630	529,660
Contributed capital transferred to common shares pursuant
to exercise of options and warrants	(127,911)	(42,557)	-
Value attributed to warrants issued on private placement [note 7]	329,386	-	-
Opening balance adjustment upon change in accounting policy [note 2]	-	-	(108,779)
Balance at end of the year	5,205,301	4,659,026	3,939,953

Deficit
Balance at beginning of the year	(59,493,359)	(55,040,931)	(52,703,170)
Opening balance adjustment upon change in accounting policy [note 2]	-	-	67,364
Net loss and comprehensive loss for the year	(3,584,601)	(4,452,428)	(2,405,125)
Balance at end of the year	(63,077,960)	(59,493,359)	(55,040,931)

Accumulated Other Comprehensive Income
Balance at beginning and end of the year	710,935	710,935	710,935

Total Shareholders' Equity at end of the year	$83,963	$1,397,037	$5,033,317

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the year ended December 31, 2011
(Expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT owns a proprietary technology called Stress Field Detection ("SFD®"), an airborne survey system that is used in the oil & natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential.  This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the Company controlled the technology through a series of licensing agreements (see also note 8).

For the ten year period prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells.  By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the "commercialization" phase in 2006.  SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on potential clients operating in the western Canadian sedimentary basin.

The global financial crisis of late 2008 affected a number of markets and resulted in a dramatic decline in NXT's Canadian market opportunities.  This caused NXT to re-focus its sales activities towards international markets.

Despite having provided services to clients since 2006, NXT is still in the early stage of commercializing its SFD® technology.  The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of the SFD® survey system to a much wider client base.  NXT recognizes that this early commercialization phase can last for several years and that its' financial position is currently dependent upon a limited number of client projects, on obtaining additional financing and attracting future clients.

These consolidated financial statements have been prepared on a "going concern" basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because NXT has experienced losses and negative cash flow from operations over the past several years and has traditionally had minimal working capital.  NXT recognizes that current working capital and contracts in process may not be sufficient to support the operations beyond the next twelve months without generating significant additional revenues and / or capital (see also note 17).

NXT anticipates it will be able to expand operations in order to generate both net income and cash from operations in future years with its existing business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation
These consolidated financial statements as at and for the year ended December 31, 2011 have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the years ended December 31, 2010 and 2009.

Consolidation
These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (including two inactive United States subsidiary companies).  All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

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

Estimates made relate to allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation expense, valuation of future tax assets, estimates for asset retirement obligations, and the valuation of preferred shares (which may include estimates of the likelihood that the conversion feature of the preferred shares will be achieved in future). The estimates and assumptions used are based upon management's best estimate. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand and short term securities with an original maturity less than 90 days from the date of acquisition.

Short Term Investments
Short term investments are recorded at fair value, and include short term securities, held by a major Canadian chartered bank, with original maturity dates greater than 90 days but less than one year.

Revenue Recognition
Revenue from SFD® survey contracts (net of any related foreign sales tax) is recognized on a completed contract basis.  Amounts received or invoiced in advance of completion of the contract is reflected as unearned revenue and classified as a current liability.  All related survey expenditures and obligations related to uncompleted contracts are  reflected as work-in-progress and classified as current assets.   Upon completion of the related contract, unearned revenue and the related work-in-progress are reflected in the statement of earnings (loss) as either revenue or survey cost.  Sales commissions incurred on the contracts are included in survey costs.  Survey cost does not include any amortization or depreciation of property and equipment.

Fair Value of Financial Instruments
Financial instruments consist of cash and cash equivalents, short term investments, restricted cash, accounts receivable, and accounts payables and accrued liabilities.  The carrying value of these financial instruments approximates their fair values due to their short terms to maturity.   NXT is not exposed to significant interest or credit risks arising from these financial instruments.  NXT is exposed to foreign exchange risk as a result of holding U.S. and Colombian denominated financial instruments.

Derivative Liabilities
Prior to 2011, NXT had derivative liabilities which were recognized on the balance sheet at fair value with realized and unrealized gains (losses) recognized in the Consolidated Statement of Loss.  Any outstanding derivatives are required to be included into one of three categories based on a fair value hierarchy (which in 2010 was Level II  - based on valuation techniques that refer to market data).  NXT does not apply hedge accounting to any of its derivatives.

Property and Equipment
Property and equipment is recorded at cost, less accumulated depreciation and amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware	30% declining balance
Computer software	100% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	over the remaining term of the lease

Management periodically reviews the carrying values of property and equipment to ensure that any impairment in value is recognized and reflected in results of operations.

Research and Development Expenditures
Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred.  Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired.  No R&D was incurred in the years ended 2009, 2010, and 2011.

Foreign Currency Translation
The Company's functional currency is the Canadian dollar.  Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Shareholders' equity accounts are translated into Canadian dollars using the exchange rates in effect at the time of the transaction.  Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in affect at the end of the applicable period.  Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income.

Prior to 2010, NXT had subsidiaries which had the US dollar as their functional currency.  Foreign currency translation adjustments related to the consolidation of these subsidiaries is the only component of accumulated other comprehensive income.

Income Taxes
NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized.  The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when enacted.  Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Stock based compensation expense
NXT follows the fair value method of accounting for stock options that are granted to acquire common shares under NXT's stock option plan.  Under this method, an estimate of the fair value of the cost of stock options that are granted to employees, directors and consultants is calculated using the Black-Scholes option pricing model and charged to income over the future vesting period of the options, with a corresponding increase recorded in contributed surplus.  Upon exercise of the stock options, the consideration received by NXT, and the related amount which was previously recorded in contributed surplus, is recorded as an increase in the recorded value of common shares of the Company.

Stock-based compensation related to options granted to non-employees is periodically re-measured until their performance period is complete.  Changes to the re-measured compensation are recognized in the period of change and amortized over the remaining life of the vesting period in the same manner as the original option.

Change in Accounting Policies and Recent Accounting Pronouncements
Prior to 2009, NXT had granted to various of its' contractors stock options which had US dollar exercise prices.

Effective January 1, 2009, accounting policies were revised for equity-linked financial instruments.   Certain of NXT's outstanding stock options were considered to be not indexed to NXT's own equity, and were therefore required to be classified as a derivative liability, to be recorded at fair value on a recurring basis.   This resulted in NXT (i) recognizing a $108,779 reduction of contributed capital (representing the historical value attributed to certain stock options), (ii) recording these stock options as a derivative liability at their fair market value of $41,415, and (iii) recording a $67,364 reduction in its deficit as at January 1, 2009.

In December 2010, all US dollar stock options were re-priced to Canadian dollars, and accordingly no related derivative liabilities existed as at December 31, 2010 or 2011.

3. Restricted cash

Restricted cash consists of US dollar money market securities (plus accrued interest) which has been deposited by NXT with financial institutions as security in order for these institutions to issue bank letters of credit for the benefit of third party clients.   These letters of credit include contractual performance bonds related to conducting certain SFD® surveys.

4. Property and equipment
	2011	2010

Survey equipment	$610,230	$605,751
Furniture and other equipment	526,105	526,105
Computers and software	1,046,915	1,014,455
Leasehold improvements	382,157	382,157
	2,565,407	2,528,468
Less accumulated depreciation, amortization and impairment	(2,161,106)	(2,002,664)
	$404,301	$525,804

Included in furniture and other equipment are assets held under capital lease agreements which have a net book value as follows:

	2011	2010

Cost	$35,000	$35,000
Accumulated amortization	(22,028)	(18,785)
	$12,972	$16,215

5. Accounts payable and accrued liabilities

	2011	2010
Accrued liabilities related to:
Professional fees	$110,500	$118,065
Consultant fees	57,000	15,100
Commissions payable on survey contracts	122,400	-
Survey expenses	18,508	-
Board of Directors' fees	98,612	-
Wages payable	183,198	-
Vacation pay	81,042	60,748
	671,260	193,913
Trade payables, payroll withholdings and other	676,665	382,675
	$1,347,925	$576,588

6. Asset retirement obligation

Asset retirement obligations ("ARO") relate to oil & natural gas wells in which the Company has outstanding abandonment and reclamation obligations in accordance with government regulations. The Company's obligation relates to its interests in 8 gross (1.1 net) wells that were drilled in the years 2000 through 2004. ARO have an estimated future liability of approximately $61,000 and is based on estimates of the future timing and costs to remediate, reclaim and abandon the wells within the next three years.  The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

	2011	2010	2009

Asset retirement obligation, beginning of the year	$54,444	$51,254	$48,997
Additions in the year	-	-	4,753
Accretion expense	3,509	4,092	2,900
Costs incurred	-	(902)	(5,396)
Asset retirement obligation, end of the year	$57,953	$54,444	$51,254

7. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of shares	$ Amount

As at December 31, 2008	30,701,796	$51,884,121
Transactions during the year ended December 31, 2009
Issued for cash	25,000	50,239
As at December 31, 2009	30,726,796	51,934,360
Transactions during the year ended December 31, 2010
Issued on exercise of stock options	100,000	97,075
As at December 31, 2010	30,826,796	52,031,435
Transactions during the year ended December 31, 2011
Issued through private placement, net of issue costs and value attributed to warrants	3,200,600	1,158,441
Issued on exercise of stock options	30,000	18,900
Issued on exercise of warrants	700,000	420,000
Transfer from contributed surplus upon exercise of stock options and warrants	-	127,911
As at December 31, 2011	34,757,396	$53,756,687

On February 16, 2011 NXT closed a non-brokered private placement (the "Placement") for aggregate proceeds of $1,600,300 ($1,487,827 net of costs) including $40,000 subscribed for by two Officers of the Company.  NXT issued a total of 3,200,600 units at a price of $0.50 per unit, with each unit consisting of one common share and one warrant, with each warrant entitling the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012 (see note 11).  In connection with closing of the Placement, NXT paid finder's fees which included $72,600 cash and 145,320 warrants with the same terms as the other warrants.

The common shares were recorded at a value equal to the net proceeds received of $1,487,827 less $329,386 which was the estimated fair value attributed to the 3,345,920 warrants that were issued on the Placement.

8. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

On December 31, 2006, the Company issued 10,000,000 series 1 preferred shares (the "Preferred Shares") to an individual who is a Director and NXT's Chief Executive Officer and President pursuant to the execution of a Technical Transfer Agreement (the "2006 TTA") in exchange for the outright purchase of the SFD® technology.

These Preferred Shares are conditionally convertible into common shares as follows:

● 2,000,000 of the Preferred Shares became convertible into common shares upon issue.
●
The remaining 8,000,000 Preferred Shares may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015.

●
Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.

●
In the event that the final cumulative revenue threshold of US $500 million is not achieved by December 31, 2015, NXT has the option to either redeem any unconverted Preferred Shares for a price of $0.01 per share and forfeit the SFD® technology, or retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT.

As at December 31, 2011, the Company had generated cumulative revenue of approximately US $12.2 million that is eligible to be applied to the above noted conversion thresholds.
No value has been attributed to the any of the 8,000,000 preferred shares which are still subject to conditions related to potential conversion.

9. Loss per share

	2011	2010	2009

Net loss for the year	$(3,584,601)	$(4,452,428)	$(2,405,125)

Weighted average number of common shares
outstanding - basic and diluted	35,696,620	32,774,974	32,690,426
Net loss per share	$(0.10)	$(0.14)	$(0.07)

All outstanding stock options, common share purchase warrants and certain of the Preferred Shares are excluded from the diluted earnings per share calculations as they are anti-dilutive.
A total of 2,000,000 of the Preferred Shares are included in the above noted basic and diluted earnings per share calculations, as the criteria for them to convert to common shares have been met for each year (see note 8).

10. Stock options

The following is a summary and continuity of stock options that are outstanding as at December 31, 2011:

				average
		# of	# of	remaining
	exercise	options	options	contractual
	price	outstanding	exercisable	life (years)

	$0.45	134,500	134,500	3.8
	$0.53	150,000	50,000	2.2
	$0.63	1,310,000	1,165,000	1.3
	$1.00	100,000	-	1.4
	$1.16	478,600	188,600	4.6
	$2.00	100,000	-	1.4
	$3.00	100,000	-	1.4
	$4.00	100,000	-	1.4
		2,473,100	1,538,100	2.1

	For the year ended December 31		For the year ended December 31
	2011		2010
		weighted		weighted
	# of	average	# of	average
	options	exercise price	options	exercise price

Outstanding at beginning of the year	2,134,804	$0.62	2,757,204	$1.76
Granted	1,054,800	$1.58	248,900	$0.62
Cancelled for re-pricing	-	-	(2,113,204)	$1.94
Granted on re-pricing in 2010	-	-	2,113,204	$0.62
Forfeited	(398,300)	$0.65	(431,300)	$1.48
Expired	(288,204)	$0.63	(340,000)	$0.66
Exercised	(30,000)	$0.63	(100,000)	$0.55
Options outstanding as at end of the year	2,473,100	$1.02	2,134,804	$0.62
Options exercisable as at end of the year	1,538,100	$0.68	1,737,637	$0.61

	For the year ended December 31
	2009
		weighted
	# of	average
	options	exercise price

Outstanding at beginning of the year	2,270,204	$2.31
Granted	730,000	$1.20
Forfeited	(40,000)	$2.39
Expired	(203,000)	$2.18
Exercised	-	$-
Options outstanding as at end of the year	2,757,204	$1.76
Options exercisable as at end of the year	1,594,038	$1.85

Stock options granted generally vest at a rate of one-third at the end of each of the first three years following the date of grant, except as noted below.  Options lapse, if unexercised, generally five years from the date granted.

In the first quarter of 2011 an officer of the Company was granted 150,000 options at an excise price of $0.53 per share with one third of the options vesting at the date of grant and one-third vesting at the end of each of the following two years. These options will expire three years from the date of grant.

A total of 214,800 of the 504,800 stock options which were granted in July 2011 at an exercise price of $1.16 per share had immediate vesting.
A total of 400,000 stock options were granted in December, 2011, at an average exercise price of $2.50, expiring June 1, 2013, and with 25% of the options vesting after each 3 month period.
On December 8, 2010, following approval by the Company's shareholders,  a total of  2,113,204 stock options (which had an average original exercise price of U.S. $2.04) were re-priced to an exercise price of Cdn. $0.63 per share.  All of these re-priced options retained the rest of their original terms, and were treated for accounting purposes as a modification of the previously issued options. The re-pricing included a total of 1,615,000 options held by directors and officers of the Company which had an average strike price of U.S. $2.35 per share.

Stock based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes option valuation model and utilizing the following weighted average assumptions:

	2011	2010	2009

Stock based compensation expense for the year	$ 344,800	$ 577,815	$ 672,060
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	2.8	1.8	3
Expected volatility in the price of common shares	111%	92%	103%
Risk free interest rate	1.5%	1.5%	1.5%
Weighted average fair market value per share at grant date	$ 0.57	$ 0.27	$ 0.70
Intrinsic (or "in-the-money") value per share of options exercised	$ 0.22	$ 0.53	$ -

As of December 31, 2011 there was $338,000 (2010 - $311,000) of unamortized stock based compensation expense related to non-vested stock options.  This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

11. Warrants to purchase common shares

The following is a summary of outstanding warrants to purchase common shares:

		Exercise
	# of	proceeds
	warrants	received

Outstanding as at January 1, 2009, 2010 and 2011 (i)	-	$
Issued on February, 2011 private placement (ii)	3,345,920	-
Exercised in 2011	(700,000)	420,000
Outstanding as at December 31, 2011	2,645,920	420,000
Exercised in 2012	(464,558)	278,735
Expired on February 16, 2012	(2,181,362)	-
	-	698,735
Issued on March and May, 2012 private placements financings (see note 17)	4,502,821
Outstanding as at March 31, 2012 (expire from March 7 to May 4, 2014)	4,502,821

(i) There were no warrants outstanding in 2010.
(ii)  The warrants that were issued in the February 2011 private placement (see note 7) had an exercise price of $0.60 and a expiry of February 16, 2012.  The value attributed to these warrants was calculated using the Black-Scholes warrant valuation model utilizing the following weighted average assumptions:

Expected dividends paid per common share	Nil
Expected life in years	0.8
Expected volatility in the price of common shares	94%
Risk free interest rate	1.5%
Weighted average fair market value per share at grant date	$ 0.14

12. Changes in non-cash working capital

The change in non-cash working capital is comprised of:

	2011	2010	2009

Accounts receivable	(119,160)	1,139,309	(1,121,811)
Work-in-progress	(1,112,210)	-	-
Prepaid expenses and other	2,836	7,347	3,871
Accounts payable and accrued liabilities	771,337	(133,148)	93,577
Deferred revenue	1,776,496	-	-
	1,319,299	1,013,508	(1,024,363)
Portion attributable to:
Operating activities	1,319,299	1,013,508	(1,024,363)
Financing activities	-	-	-
Investing activities	-	-	-
	1,319,299	1,013,508	(1,024,363)

13. Income taxes

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rate to the Company's loss before income taxes as follows:

	2011	2010	2009

Canadian statutory income tax rate	26.5%	28.0%	29.5%
Income tax recovery at statutory rate	$(949,919)	$(1,246,680)	$(697,486)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	100,736	161,788	194,898
Non-capital losses expiring in the year	373,240	205,156	111,038
Foreign exchange adjustment	(42,965)	103,007	339,527
Tax rate reduction	48,066	842,818	87,072
Other	(2,715)	12,226	(70,771)
	(473,557)	78,315	(35,722)
Valuation allowance	473,557	(78,315)	35,722
	$-	$-	$-

The Company has significant unrecorded deferred income tax assets for which a full valuation allowance has been provided due to uncertainty regarding their potential utilization, as follows:

	2011	2010	2009
Net operating losses carried forward:
USA (expiration dates 2020 to 2026)	$2,014,577	$1,970,205	$2,073,212
Canada (expiration dates 2014 to 2031)	3,805,274	3,410,240	3,095,143
Timing differences on property and equipment	2,177,153	2,051,012	2,341,417
	7,997,004	7,431,457	7,509,772
Less valuation reserve	(7,997,004)	(7,431,457)	(7,509,772)
	$-	$-	$-

Certain income taxation years remain subject to review and assessment by the relevant tax authorities in Canada and the United States.

14. Other related party transactions

NXT retains as legal counsel a law firm of which one of its Directors is a partner.  In 2011, NXT incurred legal expenses of $52,234 (2010 - $15,219) with this firm, for which a total of $8,719 is included in accounts payable as at December 31, 2011 (December 31, 2010 - $8,689).

In March, 2011, NXT entered into a US $150,000 SFD® survey contract with a client which has a board member who also serves on the board of directors of NXT.

In 2009 a private placement for 25,000 common shares was issued to an Officer of the Company to fulfill an obligation owing to him of $50,239.

15. Commitments and contingencies

As at December 31, 2011, NXT had an office lease commitment expiring October 31, 2012 and requiring minimum monthly lease payments of $31,588.  In March, 2012, this lease was extended for a 2.5 year period through April 30, 2015 at a minimum monthly lease payment of $22,956 (including estimated operating costs).  The estimated minimum annual lease commitment is now as follows:

for the	total minimum
year ending	lease
December 31	payments

2012	$364,093
2013	289,245
2014	289,245
2015	96,415
$1,038,998

NXT also has in place an agreement, expiring in January 2012, to utilize a minimum annual volume of aircraft charter hours, the terms of which it has met for 2011.  NXT has extended the contract for an additional one year term.

In 2003 NXT was named as one of several defendants in a statement of claim related to an aircraft crash.  The plaintiffs alleged that all defendants were in breach of an aircraft ferry flight contract and were seeking damages of $450,000, but have not pursued their claim against NXT for over six years.  NXT was not a party to the contract and accordingly believes the claim is without merit.  The outcome of the claim is not determinable, and no liability has been recorded.

16. Geographic information:

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia. NXT has no long term assets outside of Canada.
Revenues were derived from survey operations conducted in the following regions:

	2011	2010	2009

USA	144,650	-	-
South America	-	443,011	3,683,326
	144,650	443,011	3,683,326

17. Subsequent events:

In March and May, 2012, the Company conducted private placement financings (the "Financings") which consisted of units issued at US $ 0.75 (the "Units").  Each Unit consisted of one common share of the Company and one warrant (the "Warrants") to purchase a common share of the Company at a price of US $1.20.  The Warrants have a term of two years from the date of issue, and the expiry can be accelerated at the option of the Company in the event that it issues a press release advising that its common shares have traded on the Nasdaq OTCBB at a price exceeding US $1.50 for 20 consecutive days.  Any Warrants subject to acceleration shall expire 30 days after such notice.

In connection with the Financings, the Company paid finder's fees of US $183,612 and issued a total of 244,816 finder's warrants (which have the same terms as the Warrants noted above).  The Financings had three separate closings in March, 2012 and one on May 4, 2012,  which are summarized as follows:

	March, 2012	May 4, 2012	total

Proceeds (in US $)	$2,216,005	$977,500	$3,193,505

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder's warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Two Officers of the Company subscribed for a total of US $40,000 of the Financing.

ITEM 9.             THE OFFER AND LISTING

A.            Offer and listing details

The following tables set forth the price history of the company’s common stock listed on the OTCBB in the United States and on the TSX Venture Exchange (“TSX-V”) in Canada.1

		OTCBB US$ per share
Period		High	Low
Year ended	December 31, 2011	$1.29	$0.40
Year ended	December 31, 2010	$1.30	$0.23
Year ended	December 31, 2009	$1.39	$0.30
Year ended	December 31, 2008	$4.87	$0.35
Year ended	December 31, 2007	$5.89	$1.05

Quarter ended	March 31, 2012	$ 1.02	$0.62
Quarter ended	December 31, 2011	$ 0.89	$ 0.56
Quarter ended	September 30, 2011	$ 1.29	$0.43
Quarter ended	June 30, 2011	$ 1.19	$ 0.43
Quarter ended	March 31, 2011	$0.66	$0.40
Quarter ended	December 31, 2010	$0.81	$0.35
Quarter ended	September 30, 2010	$0.99	$0.23
Quarter ended	June 30, 2010	$1.30	$0.56
Quarter ended	March 31, 2010	$1.30	$0.77

Month ended	April 30, 2012	$1.09	$0.64
Month ended	March 31, 2012	$0.91	$0.68
Month ended	February 29, 2012	$0.95	$0.73
Month ended	January 31, 2012	$1.02	$0.62
Month ended	December 31, 2011	$0.89	$0.62
Month ended	November 30, 2011	$0.88	$0.62

		TSX-V Cdn$ per share
Period		High	Low
Year ended	December 31, 2011	$1.20	$0.32
Year ended	December 31, 2010	$1.35	$0.31
Year ended	December 31, 2009	$1.48	$0.41
Year ended	December 31, 2008	$4.90	$0.49
Year ended	December 31, 2007 1	n/a	n/a

Quarter ended	March 31, 2012	$0.91	$0.66
Quarter ended	December 31, 2011	$0.95	$0.56
Quarter ended	September 30, 2011	$ 1.20	$0.53
Quarter ended	June 30, 2011	$1.05	$0.32
Quarter ended	March 31, 2011	$0.60	$0.40
Quarter ended	December 31, 2010	$0.83	$0.31
Quarter ended	September 30, 2010	$0.95	$0.31
Quarter ended	June 30, 2010	$1.04	$0.66
Quarter ended	March 31, 2010	$1.35	$0.86

Month ended	April 30, 2012	$1.04	$0.65
Month ended	March 31, 2012	$0.89	$0.70
Month ended	February 29, 2012	$0.91	$0.76
Month ended	January 31, 2012	$0.91	$0.66
Month ended	December 31, 2011	$0.90	$0.65
Month ended	November 30, 2011	$0.95	$0.76

1 The company’s common stock began trading on the TSX-V on December 3, 2007.

B.            Plan of distribution

Not applicable – The company is filing this Form 20-F as an annual report.

C.            Markets

Our common shares are quoted in the United States on the OTCBB under the symbol “NSFDF.OB”, in Canada on the TSX-V under the symbol “SFD.V” and in Europe on the Frankfurt and Berlin Exchanges under the symbol “EFW”. The company’s common shares commenced trading on the OTCBB pursuant to a reverse takeover transaction in 1996, and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004 and on the TSX-V in December 2007.

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

B.            Memorandum and articles of association

NXT was incorporated in the State of Nevada. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Shares on December 28, 2006, and provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008, pursuant to Articles of Amendment, the name of the company was changed from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc.

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

Rights Attached to Preferred Shares - Series 1 Shares
NXT is authorized to issue up to 10,000,000 Series 1 Shares. In 2006 10,000,000 Series 1 Shares were issued and are outstanding as at December 31, 2011, with the following material attributes:

Voting Rights
Subject to applicable law, the holders of the Series 1 Shares shall not be entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of NXT.

Dividends
The holders of the Series 1 Shares shall not be entitled to receive any dividends on the Series 1 Shares.

Conversion
The Series 1 Shares are convertible as follows:
(a)	as to 20% of the total issued Series 1 Shares on December 31, 2006;
(b)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $50 million;
(c)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $100 million;
(d)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $250 million; and
(e)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach $500 million.

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

(b)
as to 60% of the total issued Series 1 Shares if the sale price per common share paid by an acquirer on a transaction constituting a change of control of NXT or the per share amount received by the holders of common shares on a liquidation of the assets of NXT or the winding-up or re-arrangement of NXT's business is equal to or exceeds $5; and

(c)
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

The only persons entitled to be present at a meeting of shareholders are:

(a)	the shareholders entitled to vote at the meeting;
(b)	the board of directors of NXT;
(c)	the external auditor of NXT; and
(d)	any others who, although not entitled or required under the provisions of the ABCA, any unanimous shareholder agreement, or the Articles or the By-Laws, are allowed to be present at the meeting.

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

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2012 is $330 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

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

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

Information Reporting; Backup Withholding Tax for Certain Payments
Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, including the requirements to file IRS Form 8938.

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

The company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the assets held by the company either produce passive income or are held for the production of passive income, based on quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2011. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

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

Currency Fluctuations
We currently hold our cash in both Canadian and U.S. currency, yet we may earn revenue in U.S. currency and hold certain monetary assets and liabilities in other foreign currencies.  Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not currently engage in hedging activities to mitigate the effects of foreign currency fluctuation.

At December 31, 2011 we held U.S dollar cash, short term investments and restricted cash balances totaling  $1,366,839.  Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars during the year ended December 31, 2011 would have had a $136,684 effect on foreign exchange gain or loss.

Interest Fluctuations
At December 31, 2011 we held $1,593,081 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account, an actual 1% change in interest rates during the year ended December 31, 2011 would have resulted in approximately a $15,931 change in interest income for the year.

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

There have been no material modifications to the rights of security holders except as outlined in Item 4.B “Summary information on dependence on patents, licenses and contracts” within this Form 20-F.

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

As of December 31, 2011 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e).

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our internal controls over financial reporting were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2011 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following three weaknesses:

•
Due to the limited number of staff at the company’s Calgary head office, it is not feasible to achieve adequate segregation of incompatible duties. The company mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern;

•
The company does not retain staff with the specialized expertise required to prepare, nor does the company employ sufficient staff, to adequately review some complex or highly judgmental accounting issues.  These complex areas include accounting for income taxes, stock based compensation expense, and other complex matters. The company mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance; and

•
NXT has a Colombian branch office that processes regional financial transactions, and it is staffed solely by one senior administrative manager.  It is not feasible to monitor all of the daily activities of this manager.  NXT mitigates this risk by adding administrative and management over-sight procedures at NXT's Calgary head office.

Based upon this review the Chief Executive Officer and the Chief Financial Officer have concluded that the company has a material internal control weakness over financial reporting and as a result its disclosure controls and procedures are not effective as at December 31, 2011. The company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

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

During 2011 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any of its directors, officers or employees. Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, Canada, T2P 3E6.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011	2010
Audit fees	122,400	$135,150
Audit fees; Colombian branch	30,000	41,963
Tax fees	-	7,500
Total fees	152,400	$184,313

Audit Committee’s Pre-approval Policies and Procedures
Our Audit Committee nominates and engages our independent auditors to audit our financial statements. Our Audit Committee also requires management to obtain the Audit Committee’s approval on a case-by-case basis before engaging our independent auditors to provide any audit or permitted non-audit services to the company or any of our subsidiaries. All fees shown have been pre-approved by the Audit Committee.

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

ITEM 19.           EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(3)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended By-laws for Energy Exploration Technologies
1.6(4)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.8(11)	Articles of Amendment of Energy Exploration Technologies Inc. as filed with the province of Alberta, Canada on September 22, 2008
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(3)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(2)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(2)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.8(2)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(2)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(8)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(8)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.13(6)	2004 Stock Award and Stock Option Plan
2.14(9)	2006 Stock Option Plan
2.15(7)	Schedule of Series Provisions, Preferred Shares, Series I
2.16(12)	2006 Stock Option Plan, Revision 1
2.17(12)	NXT Energy Solutions Inc. specimen common stock certificate
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.36(7)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(7)	SFD® Technology Ownership Agreement dated December 31, 2006
4.39(7)	Technology Transfer Agreement dated December 31, 2006
4.40(11)	Air Partners Corporation contract dated May 8, 2009
4.42(12)	Form of Indemnity Agreement between NXT Energy Solutions Inc. and Directors and Officers
4.42(13)	Air Partners Corporation contract dated January 11, 2011
8.1 (10)	List of Subsidiaries
11.1(5)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.2	Consent of KPMG LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

_______________________
1	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027).

2	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999.

3	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000.

4	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003.

5	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004.

6	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005.

7	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.
8	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.
9	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007.

10	See Item 4.C – Organizational Structure.
11	Previously filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2008 as filed on June 29, 2009.

12	Previously filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2009 as filed on June 29, 2010.

13	Previously filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2010 as filed on June 30, 2011.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

	By:	/s/ George Liszicasz
George Liszicasz
Director, Chairman, Chief Executive Officer and President
Dated: May 11, 2012

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

Dated: May 11, 2012

/s/ George Liszicasz
George Liszicasz,
Chief Executive Officer and President

Exhibit 12.2

CERTIFICATION

I, Greg Leavens, certify that:

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

Dated: May 11, 2012

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

Exhibit 13.1

Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: May 11, 2012

/s/ George Liszicasz
George Liszicasz,
Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 13.2

Certification

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: May 11, 2012

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 26, 2012, except as to notes 11 and 17 which are as of May 11, 2012, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2011 and 2010  and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows  for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 20-F of NXT Energy Solutions Inc.

Our report dated April 26, 2012, except as to notes 11 and 17 which are as of May 11, 2012, contains an explanatory paragraph that states that NXT Energy Solutions Inc. is affected by conditions and events which raise substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Calgary, Canada

May 11, 2012