Form 20-F
period 2012-12-31
NXT Energy Solutions Inc.
filed 2013-04-30
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ] Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012.

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
Calgary Alberta, Canada, T2P 3E6
(Address of principal executive offices)

Greg Leavens

Phone: 403-206-0805

Facsimile: 403-264-6442

Suite 1400, 505 – 3rd Street SW
Calgary Alberta, Canada, T2P 3E6
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

39,554,959 common shares and 10,000,000 preferred shares outstanding as of December 31, 2012

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _____	No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes _____	No X

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

Yes X	No _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes X	No ______

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _____	Accelerated filer _____	Non-accelerated filer X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board ____	Other ____

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ____	Item 18 ____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ____	No X

2	20-F for the year ended December 31, 2012

3	20-F for the year ended December 31, 2012

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20‑F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

These risks include:

•	our ability to generate sufficient cash flow from operations or to raise adequate capital to allow us to continue as a going concern;
•	conducting operations in international markets;
•	the availability, on a charter-hire basis, of suitable aircraft used in conducting our operations;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our SFD® technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position;
•	volatility in oil and natural gas commodity prices may reduce demand for our services; and
•	other factors described herein under “Risk Factors” (see Item 3 D).

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

All financial information contained herein is expressed in Canadian dollars (“Cdn$”) unless otherwise stated.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable – The company is filing this Form 20-F as an annual report.

4	20-F for the year ended December 31, 2012

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 3. KEY INFORMATION

A. Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2010, 2011 and 2012 and selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2010, 2009, and 2008 and the consolidated statements of income (loss) data for the years ended December 31, 2009 and 2008 is derived from our previous audited financial statements (that are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)
Expressed in Canadian Dollars
	2012	2011	2010	2009	2008
Survey revenues	$ 10,937,575	$ 144,650	$ 443,011	$ 3,683,326	$ 2,944,470
Operating expenses
Survey costs	3,633,645	46,713	466,428	1,587,120	211,237
General and administrative	4,508,506	3,218,143	3,678,806	3,569,079	3,025,761
Stock based compensation expense	265,000	344,800	577,815	672,060	653,042
Amortization, depreciation & depletion	125,015	160,478	164,065	175,900	171,613
	8,532,166	3,770,134	4,887,114	6,004,159	4,061,653
	2,405,409	(3,625,484)	(4,444,103)	(2,320,833)	(1,117,183)
Other expense (income)
Interest expense (income)	2,744	(16,353)	(9,923)	(80,633)	(234,007)
Loss (gain) on foreign exchange	14,686	(28,209)	16,509	150,958	(20,242)
Oil & natural gas operations	15,273	3,679	665	15,004	208,682
Other expense (income)	51,700	-	1,074	(1,037)	69,675
Change in fair value of derivative instruments	(168,143)	-	-	-	-
	(83,740)	(40,883)	8,325	84,292	24,108
Income (loss) before income taxes	2,489,149	(3,584,601)	(4,452,428)	(2,405,125)	(1,141,291)
Income tax expense	426,421	-	-	-	-
Net income (loss) and comprehensive income (loss) for the year	2,062,728	(3,584,601)	(4,452,428)	(2,405,125)	(1,141,291)
Net income (loss) per share - Basic	$0.05	($0.10)	($0.14)	($0.07)	($0.04)
Diluted	$0.04	($0.10)	($0.14)	($0.07)	($0.04)
Weighted average # common shares
Basic	40,453,392	35,696,620	32,774,974	32,690,426	32,369,586
Diluted	48,790,462	35,696,620	32,774,974	32,690,426	32,369,586
5	20-F for the year ended December 31, 2012

Balance Sheet Data
Expressed in Canadian Dollars
	As at December 31,
	2012	2011	2010	2009	2008
Working capital (deficiency)	$ 4,948,556	$(336,520)	$ 831,974	$ 4,630,036	$ 6,325,055
Current assets	7,130,383	2,796,492	1,419,246	5,369,813	6,971,898
Restricted cash	-	74,135	101,856	-	-
Oil and natural gas properties, net	-	-	-	5,000	7,315
Property and equipment, net	327,839	404,301	525,804	630,827	621,396
Total assets	7,458,222	3,274,928	2,046,906	6,005,640	7,600,609

Current liabilities	2,181,827	3,133,012	587,272	739,777	646,843
Long-term liabilities	61,813	57,953	62,597	232,546	53,808
Total liabilities	2,243,640	3,190,965	649,869	972,323	700,651

Shareholders’ equity	5,214,582	83,963	1,397,037	5,033,317	6,899,958

Throughout the history of the company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar (“US$”) based on the noon rate of exchange for the US$, expressed in Canadian dollars, as reported by the Bank of Canada (ie. multiply by these rates to convert Cdn$ to US$).

Date	US$ per Cdn$ Exchange Rates

Month ended	High	Low

March 31, 2013	0.9846	0.9696
February 28, 2013	1.0040	0.9723
January 31, 2013	1.0164	0.9923
December 31, 2012	1.0162	1.0048
November 30, 2012	1.0074	0.9972

Quarter / Year ended	Average
March 31, 2013	0.9917
December 31, 2012	1.0004
December 31, 2011	1.0111
December 31, 2010	0.9709
December 31, 2009	0.8757
December 31, 2008	0.9381
December 31, 2007	0.9304

	Ending
April 16, 2013	0.9775

B. Capitalization and indebtedness

Not applicable – The company is filing this Form 20-F as an annual report.

6	20-F for the year ended December 31, 2012

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

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients to purchase its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a limited number of clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to the customer’s exploration activities, and on obtaining financing (if and when needed).

Until we can demonstrate our ability to continue to service existing clients and develop new clients for our SFD® services over a longer period of time, we cannot be certain that we are in a position to continue operating indefinitely. The company’s ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements that are incorporated by reference within this Form 20-F.

As the company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the company with these clients.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate to allowances for doubtful accounts, estimated useful lives of assets, provisions for contingent liabilities, measurement of stock-based compensation expense, valuation of derivative instruments and equity and future income tax assets, estimates for asset retirement obligations, and the valuation of preferred shares (which may include estimates of the likelihood that the conversion feature of the preferred shares will be achieved in future).

The estimates and assumptions are reviewed periodically and are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, and assets or liabilities.

7	20-F for the year ended December 31, 2012

We may engage in transactions with related parties.

NXT may periodically enter into related party transactions with its officers and directors. The most significant transaction was a “Technical Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our Chief Executive Officer (“CEO”), president and director, wherein NXT issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology for use in hydrocarbon exploration. See also item 7B.

Although NXT manages this conflict of interest risk through maintenance of a strong independent board of directors (the “board”), all related party transactions have the potential for conflicts of interest that may compromise the ability of board members to exercise their fiduciary responsibility to NXT shareholders.

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

We currently conduct cash transactions, and have holdings in Canadian dollars, U.S. dollars and Colombian pesos. We currently earn revenues in U.S. dollars, and potentially may earn revenues in Canadian dollars and other foreign currencies. Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies. See Item 11.

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

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates. See Item 11.

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

In 2009 we entered into a charter agreement with Air Partners Corp., a Calgary, Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements. This agreement is being renewed on an annual basis and now covers a period expiring January 11, 2014. This original agreement has been included in this Form 20-F as Exhibit No. 4.43.

8	20-F for the year ended December 31, 2012

Although various charter operators have provided aircraft charter services since the disposal in 2003 of a previously owned aircraft, there is a risk that suitable aircraft may not be available from charter operators when needed.

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

In the future, should we be unable to receive aircraft services from a suitable charter operator and should we be unable to acquire an alternative suitable aircraft in a timely fashion, we would be unable to conduct SFD® surveys for clients and this inability would have a material adverse effect on the company's business, financial condition and results of operations.

We are a small business with limited personnel and our inability to segregate duties between administrative staff is an internal control weakness.

Certain duties that are most appropriately segregated between different employees are, due to our current limited staff, assigned to one individual.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is too small.

Although the company has adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes the company to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on the company's business, financial condition and results of operations. See also Item 15 included herein.

Our rights to SFD® technology may be challenged and we may need to defend our rights to the technology in the courts.

Our rights to ownership and use of SFD® technology depends on Mr. Liszicasz ,our President & CEO and a director,  having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the Technical Transfer Agreement (“TTA”). (For a full history of the TTA see Item 4.A Information on the Company - History and development of the company included herein).

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

9	20-F for the year ended December 31, 2012

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

The company puts in place employment agreements with all of its executive officers, including George Liszicasz, its president and CEO.

We have a dependence on Mr. Liszicasz to interpret the SFD® data and to enhance our technology. The company is working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize the company’s reliance on him to perform these functions. Currently a total of six persons, two of which are highly experienced, are trained to interpret SFD® signals.

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

10	20-F for the year ended December 31, 2012

A single major shareholder who is also a board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, as of April 16, 2013, owns, approximately 13% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he holds 10,000,000 convertible preferred shares, which are convertible on a one-to-one basis into NXT common shares. Of this total, 2,000,000 are currently convertible at the discretion of Mr. Liszicasz, and formal conversion has been requested to occur effective April 30, 2013. The remaining 8,000,000 preferred shares are convertible into common shares on or before December 31, 2015 subject to conditions including NXT meeting cumulative revenue milestones. If all 10,000,000 of the preferred shares were to be converted and there was no other change in our share structure he would own 31% of the then outstanding common shares. See Notes to the Consolidated Financial Statements or Item 4.B Information on the Company – Technical Transfer Agreement, for additional information relating to the preferred shares.

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

There is a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States ("U.S.") Over the Counter Exchange Bulletin Board (the “OTCBB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of the company’s common shares can adversely and potentially dramatically affect the market prices for those shares.

11	20-F for the year ended December 31, 2012

Accordingly investors in the company’s common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

You will be subject to the penny stock rules to the extent our stock price on the OTCBB is less than $5.00.

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker‑dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission (the “SEC”), to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker‑dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker‑dealers to sell the common shares.

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

The company's success and future revenue growth will depend, in part, on its ability to protect its intellectual property (“IP”). We have commenced an IP strategy process, and intend to obtain patents related to the SFD® technology. The patent protection process would require disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect the company's technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to the company. Finally, protection afforded by patents is limited by the financial resources available to legally defend intellectual property rights. NXT currently does not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

12	20-F for the year ended December 31, 2012

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

The company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the company's technology without authorization, develop a similar technology independently or design around the company's secrets. Accordingly there can be no assurance that the steps taken by the company to prevent misappropriation or infringement of our IP will be successful.

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on its business, financial condition and results of operations.

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

13	20-F for the year ended December 31, 2012

We are organized under the laws of Alberta, Canada and substantially all of our assets are normally located in Canada. In addition, virtually all of our board of directors and our officers are residents of Canada. As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

We currently operate in countries such as Colombia and expect to perform services in other foreign countries in the future. Foreign operations expose us to several risks that may have a material adverse effect on the company.

Criminal Activity and Social Instability - Colombia over the past two decades has experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again nor are these risks eliminated as yet. Furthermore other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact the company's ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors, and independent sales agents are required to adhere to the company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

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

14	20-F for the year ended December 31, 2012

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

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restriction in other countries that may impact or restrict our ability conduct surveys.

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

Our registered office is located at Suite 1400, 505 - 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264‑7020. In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

We are a reporting issuer in Alberta and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta) (the “ABCA”). We are a foreign private issuer under United States securities laws and are subject to the regulation of the Securities and Exchange Commission of the United States ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 the company acquired the technology from Mr. Liszicasz pursuant to the TTA.

15	20-F for the year ended December 31, 2012

Upon execution of the TTA, Mr. Liszicasz transferred to the company all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration. Mr. Liszicasz has retained the rights to the technology for use in all other applications.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration. See also Item 4.B “Summary information on dependence on patents, licenses and contracts" for more information on this TTA agreement.

On February 9, 2010 the company registered a branch with both the Chamber of Commerce in Bogota, Colombia and with the office of Direction of Taxes and National Customs, the Colombian tax administration. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations.

The company’s business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $48,553, $38,975, and $55,516, respectively for the last three fiscal years 2012, 2011, and 2010. These expenditures relate largely to upgrades to office computer equipment and SFD® survey equipment.

The company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

B. Business overview

Description of the nature of the company’s operations and principle activities

NXT utilizes its proprietary Stress Field Detection ("SFD®") survey system to provide a service for the oil and gas industry. SFD® is an airborne tool used for oil and gas exploration. We provide a fast and cost-effective method for our clients in the oil and natural gas industry to evaluate large land areas for their exploration potential.

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

Within our chosen business model our primary business is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. Secondly, the company may negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, the company may earn a fee by providing other related geological and geophysical integration services to clients.

16	20-F for the year ended December 31, 2012

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

NXT’s strategy to overcome skepticism in order to gain industry acceptance of SFD® and maximize survey revenue fall into four general categories; maximizing client endorsement opportunities, providing industry education and support, targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits) plus adopting an attractive and fair pricing structure. Our specific tactics are:

1.	Focus the majority of sales resources on high profile primary markets which offer NXT the maximum opportunity for success (ex. Colombia);

2.	Build upon success in this initial market, and step out to other markets (ex. Argentina, Peru, Brazil, Mexico) in Latin America;

3.	Be opportunistic by responding selectively to requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Capitalize on any bluebird sales by further soliciting sales opportunities within the bluebird market;

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

North America Market

NXT began marketing of its SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada the company earned survey revenue of $1.2 million, $5.6 million, and $2.9 million respectively in the fiscal years 2006, 2007 and 2008.

There were no revenues generated in North America for 2009, 2010 or 2012.

In the second quarter of 2011 we completed a U.S. $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey is to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment. The survey area contained both large blanket gas and small oil fields.

17	20-F for the year ended December 31, 2012

Colombian Market

In 2008 exploration activity seriously diminished in Canada as a result of the world-wide credit crisis and falling natural gas commodity prices. In response, the company looked to international markets for new revenue opportunities, which resulted in the company entering into the Colombian market in 2009. The company has now earned survey revenue in Colombia of $2.9 million in 2012, $0.4 million in 2010, and $3.7 million in 2009.

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

South America and Central American Markets

NXT has been pursuing many countries within South America as attractive potential markets. Many of the companies active in Colombia are also active in other areas of South America, such as Peru, Bolivia, Argentina and Brazil. Many of these countries share a number of the same community, remote access and environmental issues that make SFD® an attractive solution.

In 2012, SFD® surveys were conducted in several new markets, including Argentina, Guatemala, Belize and most importantly Mexico. Our first contract with the National Oil Company of Mexico (PEMEX) was for U.S. $4.7 million, which was subsequently expanded before its completion to a total of U.S. $5.8 million. This was a significant milestone for the company, as it was our single largest contract to date, and it was able to be delivered in roughly 4 months.

South Asia Market

In late 2010 we started to negotiate a U.S. $2.66 million contract to conduct a survey in Pakistan. This opportunity arose through established prior relationships between our geophysical staff and key decision makers in the client’s exploration management. However, the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Due to lengthy delays in securing approvals from all the relevant government bodies, the survey was not able to be commenced until late 2012, and was completed in the first quarter of 2013.

Description of seasonality of the company’s main business

There is no seasonality to the company’s business. It is however, a very cyclical business, as revenue activity is dependent upon the size and timing of a limited number of survey contracts each year.

Description of the source of raw material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect the company’s ability to conduct and/or expand its business. In order to conduct our survey operations we require the following:

  Survey aircraft - Historically NXT has both owned its own aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a charter agreement with Air Partners Corp. (“Air Partners”), a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. The current charter agreement with Air Partners has been extended for one year to January 11, 2014 whereupon the company anticipates that the agreement will likely be renewed on similar terms. Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as-needed basis, to at least two Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations.

18	20-F for the year ended December 31, 2012

  SFD® sensors - All of the survey sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, NXT has demonstrated its ability to manufacture new functional SFD® sensors.
  SFD® assembly - The units in which the sensors are incorporated are custom designed, fabricated and assembled in-house or through subcontracted vendors. We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (“STC”) for the installation of our SFD® units in each aircraft that we utilize for surveys. The time to obtain an STC approval for the installation of our SFD® units into any proposed aircraft type may require several months.
  Computer hardware and software - (Data Acquisition System, SFD® Signal Conditioning Unit, and Interpretation Theatre) The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long‑standing relationships. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

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

Summary information on dependence on patents, licenses and contracts

Patents

We have not yet patented our SFD® technology, however, we understand that we may be able to obtain worldwide patents in the future. In May 2012 the company commenced a “provisional” patent application process in the U.S, and intends to continue expanding this process into formal patent filings in the near term. We understand that our right to patent the SFD® technology in the future is not compromised by our ongoing commercial use of the technology, as the SFD® technology has never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain. See also Item 3.D Key Information – Risk factors.

Technical Transfer Agreement

Upon execution of the TTA on December 31, 2006 Mr. Liszicasz sold all his rights and entitlements to SFD® technology for use in the field of hydrocarbon exploration to the company in exchange for receiving 10,000,000 preferred shares. The preferred shares carry no voting rights.

2,000,000 of these preferred shares became immediately convertible on a one-to-one basis into common shares of the company at the discretion of the holder. In April, 2013, Mr. Liszicasz gave notice to NXT to formally convert (effective April 30, 2013) these 2,000,000 preferred shares into 2,000,000 common shares.

19	20-F for the year ended December 31, 2012

The remaining 8,000,000 preferred shares are convertible on a one-to-one basis into common shares should the company achieve the following cumulative revenue thresholds prior to the expiration of the TTA on December 31, 2015:

•	2,000,000 should cumulative gross revenue reach US $50 million,
•	an additional 2,000,000 should cumulative gross revenue reach US $100 million,
•	an additional 2,000,000 should cumulative gross revenue reach US $250 million, and
•	an additional 2,000,000 should cumulative gross revenue reach US $500 million.

At December 31, 2015 the SFD® technology can be retained by the company by either:

•	if the company earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can choose to retain the SFD® technology by issuing Mr. Liszicasz an additional 1,000,000 common shares and converting all of the then outstanding preferred shares; or

•	if the company did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then the company can choose to retain the SFD® technology by immediately converting all of the then outstanding preferred shares.

The Company has the option at December 31, 2015 to redeem any remaining unconverted preferred shares for a price of $0.001 per share and forfeit its rights to the SFD® technology, at which point it can be reacquired by Mr. Liszicasz for $10.00.

As at the current date April 16, 2013 the company has earned approximately US $26 million of cumulative gross revenue as defined in the TTA.

The following schedule provides a summary of the ownership of the preferred shares as of April 16, 2013:

Owner of Preferred Share	Preferred Shares Owned	Percent of Class of Share
George Liszicasz, President & CEO, and a Director	10,000,000	100.0%

See “Item 10.B – Memorandum and articles of association – Rights Attached to Preferred Shares – Conversion” below.

Second Amended and Restated Technical Services Agreement

This agreement was executed on December 31, 2006 outlining the terms of Mr. Liszicasz employment agreement with the company and establishes Mr. Liszicasz’ entitlement to normal employee remuneration such as salary, benefits, bonus and stock options and identifies grounds for termination of this agreement. This agreement has a term ending December 31, 2015 unless terminated by the company or Mr. Liszicasz. The Second Amended Services Agreement is included as Exhibit 4.36 to this Form 20-F.

Air Partners Aircraft Charter Agreement

On May 8, 2009, the company executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, services for SFD® survey operations utilizing Air Partners’ fleet of Cessna Citation 560 series jet aircraft. The original term of this agreement was for a term of one year which has been extended through successive contract renewals. The current extension expires on January 11, 2014.

20	20-F for the year ended December 31, 2012

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

NXT’s minimum aircraft charter commitment during the annual contract extension to January 11, 2014 has a value of approximately $317,000. The company’s commitment is based upon chartering in aggregate a minimum of 100 aircraft hours. Any flight hours that may become required in excess of this 100 hour minimum shall be made available to NXT for survey operations subject to aircraft and crew availability. As at April 16, 2013 the company has not yet met its annual 2013 charter hire commitment under this agreement.

The Air Partners Aircraft Charter Agreement dated January 11, 2011 is included as Exhibit 4.43 to this Form 20-F.

Basis for statements made regarding competitive position

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology similar or comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the industry to image subsurface structures. It is our view that the SFD® survey system is a complementary technique to seismic. Our system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

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

21	20-F for the year ended December 31, 2012

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

With our experience in Canada, the United States, Colombia and other countries, we do not anticipate any unanticipated government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impair or restrict our ability conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country then we will not be able to earn revenue and this may potentially expose the company to forfeiture of performance bonds.

C. Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by the company:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Active	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%

D. Property, plant and equipment

Oil and Gas Properties

The company has minor interests in a limited number of acreage holdings of undeveloped lands in the western Canadian sedimentary basin. These assets are not a material asset of the company and have been written down a nominal value in our financial statements. Additionally the company is entitled to receive royalty interests on production from certain lands which were previously surveyed by clients. Royalty revenue is not significant at this time but may increase in the future if these lands, on which NXT holds royalty interests, become developed and commence to produce significant volumes of hydrocarbons prior to the expiry of the landowners related mineral leases.

Facilities

The company’s head office is a 7,087 square foot leased office space located at Suite 1400, 505-3rd Street SW, in Calgary, Alberta, Canada. The original six year lease was entered into on November 1, 2006 and was to expire on October 31, 2012. In March, 2012 the lease was extended for an additional 2.5 year term expiring April 30, 2015. The monthly minimum lease payment (including the company's share of estimated building operating costs) is currently $26,138 to April 30, 2015.

22	20-F for the year ended December 31, 2012

Equipment

Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive Interpretation equipment located in Calgary. The main categories of equipment used by the company are:

•

Stress Field Detector - the stress field detector, or SFD® including a unit which houses the SFD® sensors, is the principal component of our technology. SFD® sensors respond to changes in subsurface stress. These responses are transformed through a passive transducer into electronic digital signals. Airborne surveys are conducted with an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 development sensors, allowing multiple SFD® signals responses at all points of a survey.

•

Data Acquisition System—used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

•

SFD® Signal Conditioning Unit - this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•

Interpretation Theatre - once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey clients city.

The company is not affected by any significant environmental concerns nor is there any planned significant capital additions contemplated.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying Consolidated Financial Statements and the notes to those statements referenced elsewhere in this Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors”.

A. Operating results

Overall Operational Performance

23	20-F for the year ended December 31, 2012

Selected Annual Information	For the year ended December 31
	2012	2011	2010

SFD® survey revenue	$ 10,937,575	$ 144,650	$ 443,011
Net comprehensive income (loss)	2,062,728	(3,584,601)	(4,452,428)
Net income (loss) per common share - basic	$0.05	($0.10)	($0.14)
Net income (loss) per common share - diluted	$0.04	($0.10)	($0.14)
Net cash generated by (used in) operating activities	792,992	(1,756,515)	(2,692,776)
Cash and short term investments	5,107,594	1,518,946	1,370,234
Total assets	7,458,222	3,274,928	2,046,906
Long term liabilities	61,813	57,953	62,597

Financial Highlights for 2012

•	The company realized a significant expansion in survey activity in 2012, completing projects in a total of 4 different countries (Colombia, Argentina, Guatemala, and Mexico), and generated revenues of $10,937,575.
•	Net income for the year was $2,062,728 for 2012, compared to a loss of $3,584,601 in 2011.
•	Operating activities generated net cash of $792,992 in 2012, compared to a $1,756,515 net use of cash in 2011.
•	Cash and cash equivalents increased by $3,543,648 to $5,052,594 as at the end of 2012 and total net working capital increased by $5,285,076 to $4,948,556 at the end of 2012.
•	Net proceeds of $2,886,024 was raised in 2012 from the completion of a private placement equity financing.

Financial Highlights for 2011

•	We completed one SFD® survey in the United States for a new client, generating $144,650 of revenue for 2011 and a net loss of $3,584,601. A significant survey project commenced in Colombia in late 2011, but the related revenues did not become recognized until the contract became completed in Q1-2012.
•	$1,756,515 was used to fund operating activities in the year.
•	Cash and cash equivalents at the end of 2011 increased by $1,044,363 to $1,508,946. The Company had a working capital deficiency of $336,520 at the end of 2011, compared to a surplus of $831,974 at the end of 2010.

Financial Highlights for 2010

•	We completed one SFD® survey for one new client earning $443,011 of revenue and incurred a net loss of $4,452,428 in 2010. All of all the survey revenue in 2010 was earned in Colombia.
•	$2,692,776 was used in operating activities in the year.
•	Cash and short-term investments held at the end of 2010 was $1,370,234; a decrease of $2,803,911 from the beginning of the year. Working capital at year end was $831,974 as compared with $4,649,393 at the end of 2009.

24	20-F for the year ended December 31, 2012

Net Income (Loss)
	For the year ended December 31,
	2012	2011	2010
SFD® survey revenue	$ 10,937,735	$ 144,650	$ 443,011
Operating expenses	8,532,166	3,770,134	4,887,114
Income (loss) before other expenses	2,405,409	(3,625,484)	(4,444,103)
Other expense (income), net	(83,740)	(40,883)	8,325
Income tax expense	426,421	-	-
Net income (loss) for the year	2,062,728	(3,584,601)	(4,452,428)

Expenses
	For the year ended December 31,
	2012	2011	2010
SFD® survey costs	$ 3,633,645	$ 46,713	$ 466,428
General and administrative (“G&A”)	4,508,506	3,218,143	3,678,806
Stock based compensation expense (“SBCE”)	265,000	344,800	577,815
Amortization of property and equipment	125,015	160,478	164,065
	8,532,166	3,770,134	4,887,114

Expenses for the years ended December 31, 2012, 2011 and 2010

SFD® survey costs – the increase in direct survey costs in 2012 is due the significant expansion in survey activity in 2012. As noted previously, surveys were completed in a total of four countries in 2012, whereas both 2011 and 2010 reflected a single, small scale survey. Survey costs include aircraft charter, fuel, and related permits and logistics, plus local travel and accommodations incurred. Survey costs as a percentage of revenue is not directly comparable each year, as costs can be a function of non-controllable factors such as weather and permitting delays, and if the project was subject to sales commissions or local sales taxes. For example, survey costs includes sales commissions of US$ 696,977 for projects completed in 2012 (and $nil in 2011, and $13,662 in 2010).

Also, there will be inherent cost differences between operating in Colombia or elsewhere in Latin America as compared with Canada and the United States. Costs incurred to mobilize and demobilize the survey aircraft and crews will vary, depending on the distance travelled to the survey location. In addition, in some foreign countries NXT may incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several additional weeks to fly them. These delays result in additional aircraft, crew and accommodation costs.

General and administrative (“G&A”) – G&A can vary year to year due to changes in administrative and interpretation and operations staffing headcounts required to service the expected levels of contract activity. Survey costs do not reflect a charge (other than out of country per diem allowances) for interpretation or operations staff payroll and benefits, which is included in G&A.

G&A increased significantly in 2012, rising by $1,290,363 or 40%, due largely to the increase in survey activity, and the requirement to increase the company’s headcount of operations and administration staff. In addition, with an increase in financial resources, the company expanded its efforts in the areas of investor relations and market awareness as well as client prospecting.

25	20-F for the year ended December 31, 2012

For 2011, the $460,663 net decrease in G&A costs from 2010 to 2011 was primarily due to a reduced number of staff in 2011, and a high level of start-up costs which were incurred in 2010 in establishing a branch office presence in Bogota, to service the Colombia and Latin America markets.

For 2010, G&A increased marginally, rising by 3% or $109,727 to $3,678,806 compared to $3,569,079 for 2009. The increase was partly due to a higher level of sales and marketing activities.

G&A is a major component of NXT's total expenses, and includes the following categories of costs:

For the year ended December 31	2012	2011	2010

Salaries, benefits and consulting charges	$ 2,397,859	$ 1,725,237	$ 1,840,743
Board, professional fees, and public company costs	779,346	560,416	496,299
Premises and administrative overhead	632,058	520,689	589,609
Business development	464,262	274,454	240,759
Colombia office	234,981	195,679	511,396
Other	-	(58,332)	-
Total G&A	4,508,506	3,218,143	3,678,806

Stock Based Compensation Expense (“SBCE”) – this expense can vary widely each year, as it is a function of many factors, such as the number of stock options granted in a year, the length of the related vesting period of the options, and inputs used in the Black-Scholes option valuation model, such as the trailing volatility in the company’s share price.

The high SBCE in 2010 compared to 2011, for example, was primarily due to recognizing a significant expense total in Q4-2010 upon a re-pricing of all outstanding stock options to a revised price of Cdn $0.63 per share.

Amortization expense – most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. In the last 3 years, capital spending has been minimal, resulting in a lower cost base subject to amortization in 2012, and thus a reduced level of amortization expense.

Other Expense (Income)

For the year ended December 31	2012	2011	2010
Interest income, net	$ 2,744	$ (16,353)	$ (9,923)
Loss (gain) on foreign exchange	14,686	(28,209)	16,509
Oil and natural gas operations, net	15,273	3,679	665
Other expense	51,700	-	1,074
Change in fair value of derivative instruments	(168,143)	-	-
	(83,740)	(40,883)	8,325

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for office equipment.

Loss (gain) on foreign exchange – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US dollar, Canadian dollar and Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we currently are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments in certain foreign countries.

26	20-F for the year ended December 31, 2012

Oil and natural gas operations, net – since prior to 2009, the company has had minor interests in some oil and gas properties in Canada. This category includes minor amounts of revenues from gross over-riding royalties (“GORR”) on two producing properties, net of costs related to these and other properties.

NXT holds GORR entitlements on potential future production on much of the land where we have conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia. There is no certainty, however, that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements. No asset value has been recorded in the financial statements for these GORRs.

In addition, the company has continuing asset abandonment and reclamation obligations (“ARO”) related to its minority working interests in various oil and gas wells in which it had a historical participation prior to 2005. At December 31, 2012, the ARO is estimated to be $61,813 (December 31, 2011 – $57,953), based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

Other expense – other expense of $51,700 in 2012 includes primarily costs related to intellectual property filings and new R&D activity related to the SFD® technology.

Change in fair value of derivative instruments - the derivative instruments relate to the estimated fair value of the common share purchase warrants (which have a US$ exercise price) which were issued in the company’s private placement equity financing in early 2012. As these warrants are denominated in a currency other than the Company's Canadian $ functional currency, they are classified as "derivative instruments" under US GAAP, and are recorded on a fair value basis (a total of $241,000 as at December 31, 2012). This balance is adjusted to its estimated fair value at each period end (until expiry of the warrants in March and May, 2014), based on the number of warrants outstanding. These derivative instruments are classified as a liability balance, but do not require any ongoing outlay of cash.

NXT currently has no other outstanding financial instruments, such as foreign currency hedges.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in such non-cash items as SBCE, which can occasionally be a significant expense in any given quarter. In addition, in Q3-12, NXT commenced to recognize significant adjustments to the fair value of "derivative instruments", which include US$ denominated warrants to purchase NXT common shares.

	Q4-12	Q3-12	Q2-12	Q1-12
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Survey revenue	$5,727,392	$ -	$ 2,394,863	$2,815,320
Net income (loss)	3,087,323	(1,393,183)	30,660	337,928
Income (loss) per share - basic	0.07	(0.03)	-	0.01
Income (loss) per share - diluted	0.06	(0.03)	-	0.01
27	20-F for the year ended December 31, 2012

	Q4-11	Q3-11	Q2-11	Q1-11
	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Survey revenue	$ -	$ -	$ 144,650	$ -
Net loss	(1,072,560)	(1,026,814)	(692,510)	(792,717)
(Loss) per share - basic and diluted	(0.03)	(0.03)	(0.02)	(0.02)

Q4-12 to Q3-12 comparison - NXT had survey revenue of $5,727,392 ($nil in Q3-12), SBCE of $59,000 ($78,000 in Q3-12) and survey costs of $1,277,768 ($24,170 net recovery in Q3-12). In addition, a non-cash income amount of $336,000 ($158,000 expense in Q3-12) was recognized in relation to adjusting the fair value of derivative instruments and income taxes of $216,807 ($nil in Q3-12) were recognized. Due primarily to the completion of the large Mexico contract in Q4-12, a net profit of $3,087,323 arose, as compared to a net loss of $1,393,183 for Q3-12.

Q3-12 to Q2-12 comparison - NXT had survey revenue of $nil ($2,394,863 in Q2-12), SBCE of $78,000 ($61,000 in Q2-12) and a survey cost recovery of $24,170 (expense of $1,205,654 in Q2-12). In addition, a non-cash expense of $158,000 was recognized in relation to adjusting the fair value of derivative instruments. As no contract revenue was recognized in the Q3-12 period, a net loss of $1,393,183 arose, as compared to a profit of $30,660 for Q2-12.

Q2-12 to Q1-12 comparison - NXT had survey revenue of $2,394,863 ($2,815,320 in Q1-12), SBCE of $61,000 ($67,000 in Q1-12) and survey costs of $1,205,654 ($1,174,393 in Q1-12). With the completion of the Argentina and Guatemala surveys in Q2-12, NXT recognized a profit of $30,660 as compared to a net profit of $337,928 for Q1-12, which reflected the completion of the Colombia survey.

Q1-12 to Q4-11 comparison - NXT had survey revenue of $2,815,320 ($nil in Q4-11), SBCE of $67,000 ($50,015 in Q4-11) and survey costs of $1,174,393 ($nil in Q4-11). Due to the completion of the large Colombia survey in Q1-12, NXT recognized a net profit of $337,928 for Q1-12 as compared to a loss of $1,072,560 for Q4-11.

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

Q1-11 to Q4-10 comparison - NXT recognized $nil survey revenue ($nil in Q4-10) and SBCE of $29,942 ($404,053 in Q4-10). The $374,111 decrease in SBCE from Q4-10 is attributed to nearly all stock options held by contractors becoming fully vested in Q1-11 and the large expense that was recognized in Q4-10 upon re-pricing of stock options to $0.63 per share.

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

28	20-F for the year ended December 31, 2012

Q1-10 to Q4-09 comparison - in Q1-10 NXT had $nil survey revenue ($1,044,766 in Q4-09), SBCE of $69,356 ($187,343 for Q4-09) and $118,056 survey costs ($508,308 for Q4-09). The survey costs in Q1-10 were for non-revenue projects.

B. Liquidity and capital resources

The company’s sources of liquidity include cash flow from operations, and the use of equity financings as needed. At present, there are no bank debt facilities available to the company. The company expects that its current working capital is sufficient to meet its present requirements.

The company does not presently have any legal or economic restrictions that would affect the ability of any subsidiaries to transfer funds to the company. As of the last fiscal year end, and the present date, the company does not have any material outstanding commitments for capital expenditures that require funding.

NXT's cash and cash equivalents plus short-term investments at the end of Q4-12 was $5,107,594. This excludes a total of $433,369 which is classified on the Balance Sheet as restricted cash, which is required primarily as security for contract performance bonds. The net increase in restricted cash in 2012 is related to security which was required to be posted for letters of credit (often for a term of 12 to 15 months) that were issued to undertake the Guatemala survey in Q2-12, and to undertake the survey in Pakistan, which commenced in Q4-12. All of these funds are scheduled to be released back to NXT when the related letters of credit expire in 2013.

Significant progress was made by NXT in 2011 and 2012 in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as the Company has changed its strategy to focus its efforts on the international oil and gas exploration markets. Private placement financings totaling US $3.2 million (US $3.0 million net of finder’s fees incurred) were conducted in early 2012 (as further detailed below) to enhance NXT's financial strength and fund its expansion plans. Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects.

We are encouraged that acceptance of NXT's technology in the oil & gas exploration industry is expanding - customer success in using SFD® to reduce their exploration time, cost, and risk is growing, and starting to yield repeat business. In 2011 NXT secured two significant new contracts to conduct SFD® survey projects in Colombia and Guatemala (total of US $4.6 million, of which US $2.9 million was completed in Q1-12 and US $0.7 million was completed in Q2-12) and in Argentina (US $1.65 million, completed in Q2-12). In Q3-12, NXT commenced its largest project ever, a US $5.8 million survey project in Mexico, which was completed and delivered to PEMEX in only 4 months.

In addition, in December 2012 NXT commenced a US $2.7 million (contract value prior to 15% in-country with-holding taxes) survey project in Pakistan for a major National Oil Company. This contract was originally awarded in late 2010, and took an extensive period of time to obtain all necessary government approvals and flight permits. Data acquisition for the project was efficiently completed by mid January 2013, and the SFD® survey recommendations report was then delivered to our client in March 2013.

In order to enhance financial resources, and give flexibility to expand and conduct new contracts, in Q1-12 NXT commenced a non-brokered private placement financing (the "Financing") of “Units” (at $0.75 per Unit), with each Unit consisting of one common share plus one common share purchase warrant.

A total of US $3.2 million (US $3.0 million net of finder’s fees) was raised through four separate closings which occurred from March 7 through May 4, 2012. This resulted in the issue of 4,258,005 common shares and a total of 4,502,821 warrants (which have an exercise price of US $1.20 and a two year term to expiry in 2014) to purchase NXT common shares.

29	20-F for the year ended December 31, 2012

NXT has no secured debt, and following the private placement financing and completion of several survey revenue contracts in 2012, net working capital increased significantly in 2012 as follows:

	December 31,	December 31,	net change
	2012	2011	in 2012
Current assets (current liabilities):
Cash and short term investments	$ 5,107,594	$ 1,518,946	$ 3,588,648
Restricted cash	433,369	-	433,369
Accounts receivable	472,308	122,231	350,077
Prepaid expenses and other	140,649	43,105	97,544
Accounts payable and accrued liabilities	(1,623,724)	(1,347,925)	(275,799)
Current portion of capital lease obligation	-	(8,591)	8,591
Net working capital before the undernoted items	4,530,196	327,766	4,202,430

Additional asset (liability) amounts:
Work-in-progress	976,463	1,112,210	(135,747)
Deferred revenue	(317,103)	(1,776,496)	1,459,393
Fair value of derivative instruments	(241,000)	-	(241,000)
	418,360	(664,286)	1,082,646
Net total	4,948,556	(336,520)	5,285,076

The derivative instruments relate to the estimated fair value of the common share purchase warrants (which have a US$ exercise price) which were issued in the private placement financings in March and May 2012. This balance is adjusted to its estimated fair value at each period end (until expiry of the warrants in March and May, 2014), based on the number of warrants outstanding. These derivative instruments are classified as a liability, but do not require any ongoing outlay of cash.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2012 relates to the Pakistan survey which commenced in December, and was completed in March, 2013.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts. At December 31, 2012, the deferred revenue balance relates almost entirely to the Pakistan project.

The comparative totals for WIP and deferred revenue balances as at December 31, 2011 were related primarily to the four block Colombia survey project, which commenced in late 2011, and was completed in January 2012.

The increased total of accounts payable and accrued liabilities at Q4-12 as compared to Q4-11 is largely due to the timing of survey projects, and the related timing of payment of the related costs incurred. Most of the costs related to the Mexico survey were paid by December 31, 2012, whereas most costs related to the Pakistan survey were paid in Q1-13. The total at Q4-12 also includes a slightly higher total for accrued bonuses, wages and director fees payable as compared to Q4-11.

30	20-F for the year ended December 31, 2012

The following table, and the narrative below, summarizes the company’s net cash flows for the last three fiscal years:

For the year ended December 31	2012	2011	2010

Cash provided by (used in):
Operating activities	792,992	(1,756,515)	(2,692,776)
Financing activities	3,203,443	1,916,481	45,837
Investing activities	(452,787)	884,397	(1,062,623)
Net cash inflow (outflow)	3,543,648	1,044,363	(3,709,562)
Cash, start of the year	1,508,946	464,583	4,174,145
Cash, end of the year	5,052,594	1,508,946	464,583

Operating Activities

Net cash flow from operating activities listed above is a function of net income (loss) for the year, an add back of the net non-cash revenue and expense items (such as SBCE), and the net change in year-end working capital items (ex. a net decrease in working capital in the year gives rise to a source of cash), with these components each year as follows:

For the year ended December 31	2012	2011	2010

Net income (loss) for the year	2,062,728	(3,584,601)	(4,452,428)
Add back net non-cash items	225,732	508,787	746,144
	2,288,460	(3,075,814)	(3,706,284)
Change in non-cash working capital balances	(1,495,468)	1,319,299	1,013,508
Total cash provided by (used in) in operations	792,992	(1,756,515)	(2,692,776)

Financing Activities

2012 – the net cash source of $3,203,443 reflects $2,886,024 net proceeds from a private placement equity financing which closed in early 2012, plus $326,010 from the exercise of warrants which were issued in the February 2011 financing, $47,250 proceeds from the exercise of stock options, less a $8,591 reduction in a capital lease obligation.

In order to enhance our financial position, in 2012 the company completed a large non-brokered private placement of units (the “Units”) for aggregate proceeds of US $3,193,505 (US $3,009,893 net of related finder’s fees paid) including $40,000 received from two officers of the company.

Each Unit was issued at a price of US $0.75 and consisted of one common share of the company and one warrant (the “Warrants”). Each Warrant entitles the holder to acquire an additional NXT common share at a price of US $1.20 for a two year period to expiry (which ranges from March 8 to May 4, 2014). The expiry date may become accelerated at the discretion of the company if the shares trade on the US OTCBB at a price greater than US $1.50 for 20 consecutive trading days. The company also issued a total of 244,816 finder's warrants (as part of finder’s fees paid) with the same terms as the Warrants noted above.

2011 – the net cash source of $1,916,481 reflects $1,487,827 net proceeds from a private placement equity financing which closed in February 2011, plus $420,000 from the exercise of warrants which were issued on that financing, $18,900 proceeds from the exercise of stock options, less a $10,246 reduction in the capital lease obligation.

2010 – the net cash source of $45,837 reflects $54,518 proceeds from the exercise of stock options, less capital lease repayments of $8,681.

31	20-F for the year ended December 31, 2012

Investing Activities

2012 - the overall net cash use of $452,787 reflects a $45,000 funds outflow arising from an increase in short-term investments, $359,234 cash used to increase restricted cash balances, and $48,553 invested in purchases of property and equipment. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign survey clients as performance guarantees.

2011 - the overall net cash source of $884,397 reflects a $895,651 funds inflow arising from the net redemption of short-term investments (which was primarily used to fund ongoing operating expenses, and a temporary increase in restricted cash balances in the first half of 2011) plus a $27,721 net decrease in restricted cash balances, less $38,975 invested in purchases of property and equipment.

2010 - $905,651 was invested in short-term investments and $55,516 was invested in capital assets.

C. Research and development, patents and licenses, etc.

There was no separate research and development (“R&D”) expense reported in 2012, 2011 and 2010. In these three years any expenditures related to R&D were not significant and were included within general and administrative expense.

D. Trend information

The company has historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 16, 2013 the company currently does not have any committed “backlog” or order book of contracts to be performed.

E. Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2012:

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	Over 3 years
Premises rent / operating lease	$ 710,225	$ 304,382	$ 405,843	-
Aircraft charter commitment	317,000	317,000	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

NXT’s articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of six members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.

32	20-F for the year ended December 31, 2012

The following table sets forth information, including directorships in other reporting issuers, as of April 16, 2013, for our directors, executive officers and key employees:

Mickey Abougoush Age 66 Director since November 2007

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

Mr. Abougoush is a member of NXT's Audit and Governance Committees.

John Agee Age 64 Director since July 2011

Mr. Agee recently retired following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's) from 2010 through February 2011, and the Steve Case Family in Washington, DC from 2002 through 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit Boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive). He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

Mr. Agee is the Chair of the Audit Committee and a member of the Compensation and Governance Committees.

George Liszicasz Age 59 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

Mr. Liszicasz is the inventor of the company’s SFD® technology and has been our Chairman and CEO since the company’s inception. Mr. Liszicasz' primary responsibilities, as the President and CEO, are to ensure oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.

Charles Selby Age 56 Director since January 2006

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

Mr. Selby was also previously a director of Idaho Natural Resources Corp., Vecta Energy Corp., and Qwest Investment Management Corp., all of which are reporting issuers in Canada.

Mr. Selby is a member of the Audit, Compensation and Disclosure Committees.

Thomas E. Valentine Age 51 Director since November 2007

Mr. Valentine is a Partner with Norton Rose LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

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

Krishna Vathyam Age 49 Director since January 2013

Mr. Vathyam is the Chairman and CEO of Petrodorado Energy Ltd. (“Petrodorado”) and has extensive experience in international markets; having spent 23 years with Schlumberger, a leading global oilfield services company. Petrodorado is a strongly funded Colombia focused junior E&P which Mr. Vathyam founded in early 2009.

Mr. Vathyam is a member of the Compensation and Governance Committees.

Greg Leavens Age 48 V-P Finance and CFO since July 2011

Mr. Leavens joined NXT in July 2011 as Vice-President of Finance and Chief Financial Officer. Mr. Leavens is a Chartered Accountant with over 24 years of financial reporting, treasury, regulatory and risk management experience.

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

Andrew Steedman Age 52 V-P Operations since December 2005

Mr. Steedman joined NXT in December 2005 as Vice President of Operations. Mr. Steedman holds a B.Sc. in Electrical Engineering and an MBA, both from the University of Calgary.

Prior to joining NXT, Mr. Steedman was the president of his own management consulting firm. From 2001 to 2003 he was President and CEO of Wireless Networks and was responsible for the overall strategic direction of the company. From 1999 to 2001, he was Senior Manager of Business Development with Nortel Networks. In this role he was responsible for developing Nortel’s unlicensed wireless strategy, identifying strategic partners, developing relationships with key customers and negotiating OEM agreements with key partners. From 1994 to 1999, Mr. Steedman held various positions within Nortel including product management, project management, international business development and marketing. From 1991 to 1994, Mr. Steedman consulted in Bangkok to the Telephone Organization of Thailand (“TOT”). He was responsible for the construction of a network management center that would monitor the TOT’s national network.

Atul Nautiyal Age 52 V-P Geosciences since April 2013

Mr. Nautiyal recently joined NXT in April 2013 as Vice-President, Geosciences. Mr. Nautiyal is a professional geophysicist with over 25 years of exploration and development experience in Western Canada and numerous international areas including South America, the Middle East, Africa, Europe and the Gulf of Mexico. In addition to experience gained with major, intermediate and start-up energy companies, he also provided consulting expertise to exploration firms and investment banks. Mr. Nautiyal was a founder and the CEO of TerraWRX, a Calgary based geophysical and exploration strategy consulting firm. A proven explorationist, he has been directly involved in projects resulting in the discovery of an estimated 10 trillion cubic feet of gas and 300 million barrels of oil in conventional and unconventional reservoirs worldwide. Mr. Nautiyal received an M.Sc. in geophysics from the University of British Columbia in 1987 and a B.A.Sc. in engineering from the University of Toronto in 1984. He holds professional memberships in Canada with APEGA and CSEG.

Grafton Withers Age 59 V-P Marketing & Sales since December 2011

Mr. Withers joined NXT in December 2011 as Vice-President, Marketing & Sales. Mr. Withers has extensive experience in managing international operations, having had a 23 year, senior management career with the Schlumberger group and with its joint venture with Dow Chemical. While there, he assumed increasingly important management positions over his career working in 15 countries. Mr. Withers managed numerous operational entities, the logistics, procurement and manufacturing and the international sales group for Schlumberger's Dowell company. He later went on to become Vice President with general management responsibility for all aspects of another of the company’s six major divisions. Mr. Withers earned his MBA at Syracuse University and received a BS in Mechanical Engineering and a AB in Physics from Duke University.

Mr. Withers has recently resigned, and will be leaving the company effective
April 30, 2013.

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

Ms. Loov is a member of the Disclosure Committee.

33	20-F for the year ended December 31, 2012

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

Messrs. Abougoush, Agee, Selby, Valentine, Vathyam, as well as Ms. Loov are considered "independent" within the meaning of Canadian National Instrument 58-101.

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the Chief Executive Officer, the Chief Financial Officer and the other two of the four most highly compensated executive officers serving as executive officers at December 31, 2012, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2012. All officers of the company are based in the Calgary, Canada head office and are paid in Canadian dollars.

34	20-F for the year ended December 31, 2012

Summary compensation table for the year ended December 31, 2012:

Name & Principal Position	salary	bonus (1)	retro-pay (2)	vacation (3)	other (4)	total

George Liszicasz, President & CEO (5)	$ 218,000	$ 98,100	$ 47,670	$ 27,065	$ 14,550	$ 405,385
Andrew Steedman, V-P Operations	180,000	81,000	42,767	30,371	4,433	338,571
Greg Leavens, Chief Financial Officer	180,000	81,000	12,150	-	6,058	279,208
Grafton Withers, V-P Marketing & Sales	180,000	-	-	-	6,000	186,000

(1) annual bonus amounts, based on such factors as NXT’s profitability and growth, are subject to the approval of NXT’s Compensation
Committee. These amounts reflect bonus amounts accrued for the fiscal year end December 31, 2012, and which are payable in 2013.

(2) in the period October 1, 2010 to November 30, 2011, NXT staff and executive were subject to a 15% salary roll-back reduction. Based upon a subsequently improved financial situation, these amounts were retroactively re-paid in early 2012.

(3) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.

(4) “other” consists of the taxable portion of company paid amounts for group health benefits, wellness, and parking.

(5) total excludes fees earned as Chairman of the board, which were $15,000 for 2012 (which were paid to Mr. Liszicasz in early 2013) and $39,229 for 2011 (which were paid to Mr. Liszicasz in early 2012).

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

We compensate directors for serving on our board by paying a combination of a cash retainer as well granting common stock options. In 2011 and 2010 each director received $30,000 per annum and the chairman of the board and the chairman of the audit committee both received an additional $5,000 per annum. For 2012, the five directors who were in place in December 2012 were paid (in early 2013) a maximum cash retainer of $15,000 per director (one director elected to instead receive no cash, and a total of 30,000 stock options, as compared to the 15,000 stock options as were granted to the other four directors).

In addition directors receive common share stock options as compensation for their services. The amount and terms of stock option grants are determined by the board. We do not provide additional compensation for committee participation or special assignments of the board. (See Item 6.E “Share ownership” for details regarding stock options granted to directors).

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

Board of Directors Mandate

The principal role of the board is stewardship of the company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The board must assess and ensure systems are in place to manage the risks of the company’s business with the objective of preserving the company’s assets. The board, through the CEO, sets the attitude and disposition of the company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the board of directors is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

35	20-F for the year ended December 31, 2012

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

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Abougoush, Agee and Vathyam are members of the Corporate Governance Committee, and are all independent.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee consists of Messrs. Selby, Vathyam and Leavens (Chair), and Ms. Loov. Messrs. Selby , Vathyam and Ms. Loov are independent.

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

36	20-F for the year ended December 31, 2012

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Agee (Chair), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

John Agee

Mr. Agee received a BA in Economics and Accounting from St. John's University in Collegeville, Minnesota and a MBA from the University of Minnesota. Mr. Agee received his CPA from the State of Minnesota in 1975 and he worked early in his career at Arthur Andersen & Co. His current CPA status is inactive. Mr. Agee has served on the audit committees of several private and public company Boards of Directors, most recently with Maui Land and Pineapple Company, a New York Stock Exchange Company. Mr. Agee has also served as Chairman of the Board of several private companies.

For the bulk of his career, Mr. Agee worked as head of private investment operations for a number of prominent US family offices. In this capacity Mr. Agee invested in a wide spectrum of asset classes including private equity and in public companies. In these executive positions, the CFO of the investment offices reported directly to Mr. Agee along with other senior members of his staff. Mr. Agee has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements. Mr. Agee has a strong knowledge of the roles and responsibilities of the Board of Directors and committees.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. He has previously served as audit committee chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation.  He was also formerly the Chairman and CEO of Canadian Star Energy Limited. Mr. Selby was formerly the Chief Financial Officer of AltaCanada Energy Corp., an oil and gas company listed on the TSX-Venture Exchange, and was formerly the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust.

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

Pre-Approval Policies and Procedures - The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the company’s principal auditor prior to the commencement of the engagement, subject to the following:

•	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;
•	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $10,000 subject to reporting to the Audit Committee, at its next scheduled meeting; and
37	20-F for the year ended December 31, 2012

•	for engagements not on the pre-approved list and with expected costs greater than $10,000, the entire Audit Committee must approve this service, generally at its next scheduled meeting.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair),  Agee, Valentine and Vathyam are members of the Compensation Committee, and are all independent. The charter or mandate of the Compensation Committee is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

Responsibilities of the Compensation Committee

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the company. The Committee shall assist the board in discharging the board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Committee will report and, where appropriate, make recommendations to the board in respect of the matters identified in the charter.

D. Employees

As of the fiscal year ended December 31, 2012 we had a total of 14 employees and 2 part-time contractors. There are no employees of the company that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2012:

Function	employees	contractors	total

Senior management team	4	-	4
Finance and administration	4	-	4
Operations and technical development	6	2	8
Total	14	2	16

Fiscal year ended December 31, 2012

As noted above, as at December 31, 2012 we had a staff of 16, all of which are based in Calgary, Canada except for one who is in Bogota, Colombia. Our staff consists of a 4 member senior management team, 4 finance and administrative persons, including one senior administrator in Colombia, and 8 operations staff (including one on short-term maternity leave) which includes one research scientist holding a Ph.D. and one consulting geophysicist. We periodically engage other technical and administrative contract personnel as required on a project basis. Additional staff were added in early 2012 as survey contract activity started to expand significantly.

Fiscal year ended December 31, 2011

As noted above, as at December 31, 2011 we had a staff of 14, all of which are based in Calgary, Canada except for one in Bogota, Colombia. Our staff consisted of a 4 member senior management team, 4 finance and administrative persons, including one senior administrator in Colombia, and 6 operations staff. Additional full time and contract staff were added late in 2011 as survey contract activity expanded.

Fiscal year ended December 31, 2010

As at December 31, 2010 we had a staff of 11 (10 in Calgary and 1 in Colombia) consisting of 9 full-time employees and 2 contractors. Our staff consisted of a 3 member senior management team, 4 finance and administrative per sons, and 4 operations staff. A reduction of total number of staff in 2010 as compared with 2009 (total of 15 at the 2009 year-end) was the result of the company’s cost cutting measures in response to reduced revenue in 2010.

38	20-F for the year ended December 31, 2012

E. Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the company’s last AGM held on November 27, 2012 is incorporated by reference into this Form 20-F as Exhibit No. 2.18. Pursuant to this Plan, all option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted. Options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date of grant or some higher price at the discretion of the board.

The following stock options were granted to our executive officers and directors in the three prior fiscal years ended December 31, 2012, 2011, and 2010 and to date to April 16, 2013:

To date in 2013, the company has granted:

•	150,000 options with an exercise price of $0.76 to a new director who joined NXT in January 2013
•	150,000 options with an exercise price of $0.66 to its V-P Geosciences who joined the company in April 2013

In 2012 the company granted:

•	150,000 options with an exercise price of $0.89 to its new V-P Marketing & Sales in January 2012.
•	a total of 410,000 options were granted to five of the directors of the company, and a total of 420,000 options were granted to five officers of the company in July 2012, all with an exercise price of $0.86 per share.
•	a total of 90,000 options were granted to five directors of the company in December 2012, all with an exercise price of $0.76 per share.

In 2011 the company granted:

•	a total of 150,000 options with an exercise price of $0.53 (to replace the same number of options which had expired) and 80,000 options with an exercise price of $1.16 to its V-P Operations.
39	20-F for the year ended December 31, 2012

•	150,000 options with an exercise price of $1.16 to its new V-P Finance and CFO.
•	120,000 options with an exercise price of $1.16 to a new member of the board of directors.

In 2010, no options were issued to our executive officers.

In 2010 the company re-priced to Cdn$ 0.63 the exercise price of a total of 1,615,000 options that were previously issued to director and officer insiders. This re-pricing was approved by disinterested shareholders at the company’s AGM held on December 8, 2010 and subsequently approved by the TSX Venture Exchange. All other existing terms of these options remained unchanged.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 16, 2013. All options are issued at an exercise price set at the last trade price on the date of grant except for the 2010 re-pricing of options as noted above. Each option entitles the option holder to acquire one common share of the company.

Issued and outstanding stock options held by directors and officers of the company

(as of April 16, 2013)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$0.63	2-Dec-09	2-Dec-14	50,000
CEO & Director	$0.86	23-Jul-12	23-Jul-17	100,000
	$0.76	24-Dec-12	24-Dec-17	15,000
				165,000	5.2%
Andrew Steedman	$0.63	2-Dec-09	2-Dec-14	60,000
V-P Operations	$0.53	12-Jan-11	12-Jan-14	150,000
	$1.16	22-Jul-11	22-Jul-16	80,000
	$0.86	23-Jul-12	23-Jul-17	100,000
				390,000	12.4%
Greg Leavens	$1.16	22-Jul-11	22-Jul-16	150,000
V-P Finance & CFO	$0.86	23-Jul-12	23-Jul-17	100,000
				250,000	7.9%
Suzanne Loov	$0.86	23-Jul-12	23-Jul-17	20,000	0.6%
Corporate Secretary
Grafton Withers	$0.89	26-Jan-12	26-Jan-17	150,000
V-P Marketing & Sales	$0.86	23-Jul-12	23-Jul-17	100,000
				250,000	7.9%
Atul Nautiyal	$0.66	1-Apr-13	1-Apr-18	150,000	4.8%
V-P Geosciences
John Agee	$1.16	22-Jul-11	22-Jul-16	120,000
Director	$0.86	23-Jul-12	23-Jul-17	30,000
	$0.76	24-Dec-12	24-Dec-17	30,000
				180,000	5.7%
Mickey Abougoush	$0.63	14-Apr-09	14-Apr-14	50,000
Director	$0.63	2-Dec-09	2-Dec-14	30,000
	$0.86	23-Jul-12	23-Jul-17	70,000
	$0.76	24-Dec-12	24-Dec-17	15,000
				165,000	5.2%
40	20-F for the year ended December 31, 2012

Charles Selby	$0.63	2-Dec-09	2-Dec-14	30,000
Director	$0.86	23-Jul-12	23-Jul-17	120,000
	$0.76	24-Dec-12	24-Dec-17	15,000
				165,000	5.2%
Thomas Valentine	$0.63	14-Apr-09	14-Apr-14	50,000
Director	$0.63	2-Dec-09	2-Dec-14	30,000
	$0.86	23-Jul-12	2-Dec-14	70,000
	$0.76	24-Dec-12	24-Dec-17	15,000
				165,000	5.2%
Krishna Vathyam	$0.76	25-Jan-13	25-Jan-19	150,000	4.8%
Director
Total number of stock options held by officers and directors				2,050,000	65.1%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of April 16, 2013 by persons who beneficially own 5% or more of the outstanding common shares of the company, each person who is a director of our company, each executive officer named in this Form 20-F, each individual referenced in Item 6.D above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares within 60 days of April 16, 2013 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person. We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 39,554,959 common shares issued and outstanding as of April 16, 2013. This total of 39,554,959 excludes all outstanding options and warrants that are exercisable within 60 days of April 16, 2013 (see also footnote 5 below).

41	20-F for the year ended December 31, 2012

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 16, 2013 [5,6]	Percent of Common Shares [5]
Directors and Officers:
George Liszicasz 1 & 2	7,246,490	15%
Charles Selby [1]	408,161	* [3]
John Agee [1]	243,000	* [3]
Mickey S. Abougoush [1]	80,000	* [3]
Thomas E. Valentine [1]	80,000	* [3]
Krishna Vathyam [1]	-	-
Andrew Steedman [2]	561,200	1%
Greg Leavens [2]	108,168	* [3]
Suzanne Loov [2]	-	-
Atul Nautiyal [2]	-	-
Grafton Withers [2]	133,000	* [3]
Total D & O Common Shares	8,860,019	21%

Major Shareholders (> 5%):

Mork Capital Management, MCAPM, L.P., and Michael Mork [4]	2,431,434	6%

[1] Director of NXT
[2] Officer of NXT

[3] Beneficially owns less than one percent of total common shares

[4] Information based on Amendment No. 1 to Schedule 13D filed with the SEC on November 4, 2011 by Mork Capital Management, MCAPM, L.P. and Michael Mork

[5] For each beneficial owner’s percent of common shares calculation, any options or warrants that they hold which are or become exercisable within 60 days of April 16, 2013 have been included in both the numerator and denominator for purposes of their individual calculation.

[6] the “beneficially owned” totals listed above are derived as follows:

	common shares held	exerciseable portion of convertible preferred shares	vested & exerciseable options	common share purchase warrants	total

Liszicasz	5,196,490	2,000,000	50,000	-	7,246,490
Abougoush	-	-	80,000	-	80,000
Agee	203,000	-	40,000	-	243,000
Selby	378,161	-	30,000	-	408,161
Valentine	-	-	80,000	-	80,000
Leavens	44,834	-	50,000	13,334	108,168
Steedman	324,534	-	236,666	-	561,200
Withers	43,000	-	50,000	40,000	133,000
	6,190,019	2,000,000	616,666	53,334	8,860,019

Major changes in percentage ownership of persons who beneficially own 5% or more of the outstanding common shares of NXT in the last 3 years:

•	Michael Mork acquired 200,000 common shares through participation in the company’s private placement financing that closed in February 2011, and acquired 200,000 common shares upon exercise of common share purchase warrants in November 2011.
•	George Liszicasz acquired 20,000 common shares through participation in the company’s private placement financing that closed in February 2011.

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common shares. As of April 16, 2013 there were 168 registered holders of record of the company's common shares including 87 in the United States who collectively held 19,705,502 common shares, representing 49.8% of the 39,554,959 total issued and outstanding common shares of the company.

42	20-F for the year ended December 31, 2012

The company is a foreign private issuer for its current fiscal year. The majority of the company’s executive officers and directors are Canadian citizens who reside in Canada and the majority of the company’s assets are in Canada. The company’s major shareholders in common shares have the same voting rights as other holders of common shares. The company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the company which may result in a change of control of the company.

B.	Related party transactions

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, since January 1, 2010 through April 16, 2013:

Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above.

The company retains as legal counsel a law firm of which one of its directors is a partner. In 2012, the company incurred legal expenses of $80,550 (2011 - $52,234) with this firm, for which a total of $11,112 is included in accounts payable as at December 31, 2012 (December 31, 2011 - $8,719).

Accounts payable and accrued liabilities at December 31, 2012 includes a total of $63,820 (December 31, 2011 - $4,681) related to re-imbursement of expenses owing to persons who are directors and officers of the company.

Two officers of the company subscribed for a total of U.S. $40,000 of the private placement financing which closed in 2012.

In February 2012, an officer of the company exercised 75,000 stock options to acquire common shares of the company at an exercise price of $0.63 per share.

In November 2011, a director of the company exercised warrants (which were acquired in February 2011, prior to him becoming a director of the company) to acquire 100,000 common shares of the company at an exercise price of $0.60 per share.

On March 31, 2011, the company entered into a U.S. $150,000 SFD® survey contract with a client which has a board member who also serves on the NXT board.

On February 17, 2011, two officers of the company acquired in aggregate 80,000 common shares and 80,000 warrants through participation in the company’s private placement on the same terms as all other participants in the private placement.

On December 8, 2010, the company re-priced 1,615,000 options that were previously issued to insiders. This re-pricing was approved by disinterested shareholders at the Company’s AGM held on December 8, 2010 and subsequently the Company’s submission was accepted for filing by the TSX Venture Exchange. All re-priced options are now exercisable at a price of Cdn. $0.63 per share. All other terms of these option grants remain unchanged.

On January 22, 2010, 50,000 shares were issued to officers of the company pursuant to the exercise of options at a strike price of U.S. $0.40.

C.	Interests of experts and counsel

Not applicable – The company is filing this Form 20-F as an annual report.

43	20-F for the year ended December 31, 2012

ITEM 8. FINANCIAL INFORMATION

Consolidated statements and other financial information

The company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 8 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein. The audit report of KPMG LLP is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

Legal Proceedings

To the best of the company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The company does not pay dividends.

44	20-F for the year ended December 31, 2012

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details

The following tables set forth the price history of the company’s common shares listed on the OTCBB in the United States and on the TSX Venture Exchange (“TSX-V”) in Canada.1

45	20-F for the year ended December 31, 2012

		OTC BB		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2012	$ 1.16	$ 0.60	$ 1.13	$ 0.59
Year ended	December 31, 2011	$ 1.29	$ 0.40	$ 1.20	$ 0.32
Year ended	December 31, 2010	$ 1.30	$ 0.23	$ 1.35	$ 0.31
Year ended	December 31, 2009	$ 1.39	$ 0.30	$ 1.48	$ 0.41
Year ended	December 31, 2008	$ 4.87	$ 0.35	$ 4.90	$ 0.49

Prior Quarters
Quarter ended	Q1 - March 31, 2013	$ 0.87	$ 0.63	$ 0.86	$ 0.63
Quarter ended	Q4 - December 31, 2012	$ 1.08	$ 0.75	$ 1.03	$ 0.70
Quarter ended	Q3 - September 30, 2012	$ 1.16	$ 0.60	$ 1.13	$ 0.59
Quarter ended	Q2 - June 30, 2012	$ 1.05	$ 0.71	$ 1.05	$ 0.65
Quarter ended	Q1 - March 31, 2012	$ 0.98	$ 0.62	$ 0.91	$ 0.66
Quarter ended	Q4 - December 31, 2011	$ 0.89	$ 0.56	$ 0.95	$ 0.56
Quarter ended	Q3 - September 30, 2011	$ 1.29	$ 0.43	$ 1.20	$ 0.53
Quarter ended	Q2 - June 30, 2011	$ 1.19	$ 0.43	$ 1.05	$ 0.32
Quarter ended	Q1 - March 31, 2011	$ 0.66	$ 0.40	$ 0.60	$ 0.40

Last 6 months
Month ended	March 31, 2013	$ 0.78	$ 0.63	$ 0.81	$ 0.63
Month ended	February 28, 2013	$ 0.81	$ 0.68	$ 0.81	$ 0.70
Month ended	January 31, 2013	$ 0.87	$ 0.70	$ 0.86	$ 0.70
Month ended	December 31, 2012	$ 0.84	$ 0.75	$ 0.85	$ 0.75
Month ended	November 30, 2012	$ 0.90	$ 0.75	$ 0.90	$ 0.71
Month ended	October 31, 2012	$ 1.08	$ 0.85	$ 1.03	$ 0.86

B. Plan of distribution

Not applicable – The company is filing this Form 20-F as an annual report.

C. Markets

Our common shares are quoted in the United States on the OTCBB under the symbol “NSFDF.OB”, in Canada on the TSX-V under the symbol “SFD.V” and in Europe on the Frankfurt and Berlin Exchanges (both of these listings are inactive) under the symbol “EFW”. The company’s common shares commenced trading on the OTCBB pursuant to a reverse takeover transaction in 1996, and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004 and on the TSX-V in December 2007.

D. Selling shareholders

Not applicable – The company is filing this Form 20-F as an annual report.

46	20-F for the year ended December 31, 2012

E. Dilution

Not applicable – The company is filing this Form 20-F as an annual report.

F. Expenses of the issue

Not applicable – The company is filing this Form 20-F as an annual report.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable – The company is filing this Form 20-F as an annual report.

B. Memorandum and articles of association

NXT was incorporated in the State of Nevada. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Preferred Shares on December 28, 2006, and provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008, pursuant to Articles of Amendment, the name of the company was changed from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc.

Quorum

The board of directors of NXT may fix the quorum for meetings of the board or of a committee of the board, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting and, with few exceptions, refrain from voting on the matter in which the director has a conflict of interest. There is no limitation on the board of directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

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

47	20-F for the year ended December 31, 2012

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

48	20-F for the year ended December 31, 2012

Rights Attached to Preferred Shares - Series 1

NXT is authorized to issue up to 10,000,000 preferred shares - Series 1. In 2006 10,000,000 preferred shares - Series 1 (the “Series 1 Shares”) were issued and are outstanding as at December 31, 2012, with the following material attributes:

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

The conversion of Series 1 Shares into common shares shall be evidenced by the holder delivering at any time during usual business hours at the head office of NXT:

49	20-F for the year ended December 31, 2012

(a)	written notice, signed by the holder, specifying the number of Series 1 Shares to be converted; and
(b)	the certificate or certificates representing the Series 1 Shares to be converted.

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

The board of directors shall have the right at any time to cause the conversion of all or a portion of the Series 1 Shares in the discretion of the board.

NXT shall be entitled to make all tax withholdings, if any, as required by law, with respect to a conversion of Series 1 Shares for common shares.

Redemption

Subject to applicable law and subject to NXT's right to force the conversion of the Series 1 Shares, NXT shall be required to redeem and shall be deemed to have redeemed all of the Series 1 Shares held by the holder on December 31, 2015 at a price of $0.001 per Series 1 Share (the “Redemption Price”).

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

50	20-F for the year ended December 31, 2012

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

Shareholder Ownership Disclosure

There are no provisions in NXT’s By-Laws regarding public disclosure of individual shareholdings.

51	20-F for the year ended December 31, 2012

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

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)	For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

52	20-F for the year ended December 31, 2012

(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2012 was $330 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:
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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

53	20-F for the year ended December 31, 2012

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

54	20-F for the year ended December 31, 2012

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

Tax Consequences Not Addressed

This summary does not fully address all of the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders related to the acquisition, ownership, and disposition of the company's common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of common shares.

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

55	20-F for the year ended December 31, 2012

Subject to applicable limitations and provided that the company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

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

56	20-F for the year ended December 31, 2012

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

Information Reporting; Backup Withholding Tax for Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, including the requirements to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

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

57	20-F for the year ended December 31, 2012

The company generally will be a “passive foreign investment company” (“PFIC”) under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the assets held by the company either produce passive income or are held for the production of passive income, based on quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2012. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

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

58	20-F for the year ended December 31, 2012

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

At December 31, 2012 we held U.S dollar cash, short term investments and restricted cash balances totaling US $5,276,619. Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars during the year ended December 31, 2012 would have had a $527,662 effect on the unrealized foreign exchange gain or loss.

Interest Fluctuations

At December 31, 2012 we held $5,540,963 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2012 would have resulted in approximately a $55,410 change in interest income for the year.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable – The company is filing this Form 20-F as an annual report and does not have any American Depository Receipts outstanding.

59	20-F for the year ended December 31, 2012

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

As of December 31, 2012 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e).

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our internal controls over financial reporting were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2012 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the company’s internal controls:

  Due to NXT’s limited number of staff, it is currently not feasible to achieve adequate segregation of incompatible duties. The company mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and
60	20-F for the year ended December 31, 2012

•	The company does not retain staff with the specialized expertise required to prepare, nor does the company employ sufficient staff, to adequately review some complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, and other complex matters. The company mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

Based upon this review the Chief Executive Officer and the Chief Financial Officer have concluded that due to the foregoing material weakness, the company’s internal control over financial reporting are not effective as at December 31, 2012 and as a result its disclosure controls and procedures are not effective as at December 31, 2012. The company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

Changes in Internal Controls

During the period ended December 31, 2012, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. Our Audit Committee financial expert is John Agee, a retired Certified Public Accountant (“CPA”). Mr. Agee is an “independent” director, as that term is defined under the listing standards of NASDAQ.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to all of our directors, officers and employees. This Code of Ethics is incorporated in our Employee Handbook which forms an integral part of the employee contract. The Handbook contains sections on Business Ethics, Employee Practices and Conflicts of Interest.

During 2012 the company did not amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any of its directors, officers or employees. Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, Canada, T2P 3E6.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2012 and 2011.

61	20-F for the year ended December 31, 2012

	Year ended December 31,
	2012	2011
Audit fees	$126,480	$124,950
Audit related fees (Colombian branch)	26,976	36,370
Tax related fees	16,449	-
Total fees	$169,905	$ 161,320

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

ITEM 16H. MINE SAFETY DISCLOSURE

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

62	20-F for the year ended December 31, 2012

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1(1)	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994
1.2(1)	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996
1.3(1)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998
1.4(3)	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000
1.5(1)	Amended By-laws for Energy Exploration Technologies
1.6(4)	Amended By-laws of Energy Exploration Technologies, - Amended September 20, 2002
1.8(11)	Articles of Amendment of Energy Exploration Technologies Inc. as filed with the province of Alberta, Canada on September 22, 2008
2.1(1)	Pinnacle Oil International, Inc. specimen common stock certificate
2.3(3)	Energy Exploration Technologies specimen common stock certificate
2.5(1)	1997 Pinnacle Oil International, Inc. Stock Plan
2.5.1(2)	Amendment No. 1 to 1997 Pinnacle Oil International, Inc. Stock Plan
2.6(2)	Form of Stock Option Certificate for grants to employees under the 1997 Pinnacle Oil International, Inc. Stock Plan
2.8(2)	1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.9(2)	Form of Stock Option Certificate for grants under the 1999 Pinnacle Oil International, Inc. Executive Stock Option Plan
2.10(8)	2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.11(8)	Form of Stock Option Certificate for grants to directors under the 2000 Pinnacle Oil International, Inc. Directors' Stock Plan
2.13(6)	2004 Stock Award and Stock Option Plan
2.14(9)	2006 Stock Option Plan
2.15(7)	Schedule of Series Provisions, Preferred Shares, Series I
2.16(12)	2006 Stock Option Plan, Revision 1
2.17(12)	NXT Energy Solutions Inc. specimen common stock certificate
2.18(14)	Amended and Restated Stock Option Plan, dated October 26, 2012
4.19(1)	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer
4.36(7)	Second Amended and Restated Technical Services Agreement dated December 31, 2006
4.37(7)	SFD® Technology Ownership Agreement dated December 31, 2006
4.39(7)	Technology Transfer Agreement dated December 31, 2006
4.40(11)	Air Partners Corp. contract dated May 8, 2009
4.42(15)	Form of Indemnity Agreement between NXT Energy Solutions Inc. and Directors and Officers
4.43 (13)	Air Partners Corp. contract dated January 11, 2011
8.1 (10)	List of Subsidiaries
11.1(5)	Code of Business Code and Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2012
15.2	Consent of KPMG LLP

63	20-F for the year ended December 31, 2012

 __________________

[1]	Previously filed by our company as an Exhibit to our Registration Statement on Form 10 filed on June 29, 1998 (U.S. Securities and Exchange Commission File No. 0-24027).

[2]	Previously filed by our company as an Exhibit to our Registration Statement on Form S-8 (U.S. Securities and Exchange Commission File No. 333-89251) as filed on October 18, 1999.

[3]	Previously filed by our company as an Exhibit to our Amendment No. 1 to our Annual Report on Form 10-K for our year ended December 31, 1999 as filed on July 28, 2000.

[4]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2002, as filed on March 31, 2003.

[5]	Previously filed by our company as an Exhibit to our Annual Report on Form 10-K for the year ended December 31, 2003 as filed on April 14, 2004.

[6]	Previously filed by our company as an Exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 as filed on May 23, 2005.

[7]	Previously filed as an Exhibit to Form 6-K as filed on January 12, 2007.

[8]	Previously filed as an Exhibit to Form 10-K for the year ended December 31, 2000 as filed on April 2, 2001.

[9]	Previously filed as Schedule “A” to the Information Circular as at August 28, 2006 furnished on Form 6-K on August 31, 2007.

[10]	See Item 4.C – Organizational Structure.

[11]	Previously filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2008 as filed on June 29, 2009.

[12]	Previously filed by our company as a Exhibit to our Form 20-F for our year ended December 31, 2010 as filed on June 30, 2011.

[13]	Previously filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2010 as filed on June 30, 2011.

[14]	Previously filed as Schedule “A” to the Information Circular furnished on Form 6-K on November 2, 2012.

15	Filed by our company as an Exhibit to our Form 20-F for our year ended December 31, 2012 as filed on April 29, 2012.

64	20-F for the year ended December 31, 2012

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz

George Liszicasz

Director, Chairman, Chief Executive Officer and President

Dated: April 30, 2013

65	20-F for the year ended December 31, 2012

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

Dated: April 30, 2013

/s/ George Liszicasz

George Liszicasz,

Chief Executive Officer and President

66	20-F for the year ended December 31, 2012

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

Dated: April 30, 2013

/s/ Greg Leavens

Greg Leavens,

V-P Finance and Chief Financial Officer

67	20-F for the year ended December 31, 2012

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 30, 2013

/s/ George Liszicasz

George Liszicasz,

Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

68	20-F for the year ended December 31, 2012

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2012 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 30, 2013

/s/ Greg Leavens

Greg Leavens,

V-P Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

69	20-F for the year ended December 31, 2012

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 16, 2013, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2012 and 2011  and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows  for each of the years in the three-year period ended December 31, 2012, which report is incorporated by reference in the December 31, 2012 annual report on Form 20-F of NXT Energy Solutions Inc.

Our report dated April 16, 2013, contains an explanatory paragraph that states that NXT Energy Solutions Inc. has uncertainty about the timing and magnitude of future revenues, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Calgary, Canada

April 30, 2013

70	20-F for the year ended December 31, 2012