Form 20-F
period 2013-12-31
NXT Energy Solutions Inc.
filed 2014-04-30
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ] Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013.

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
Calgary, Alberta, Canada, T2P 3E6
(Address of principal executive offices)

Greg Leavens

Phone: 403-206-0805

Facsimile: 403-264-6442

Suite 1400, 505 – 3rd Street SW
Calgary, Alberta, Canada, T2P 3E6
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

42,418,326 common shares and 8,000,000 convertible preferred shares outstanding as of December 31, 2013
(44,766,376 common shares and 8,000,000 convertible preferred shares outstanding as of April 24, 2013).

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

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	X

2	20-F for the year ended December 31, 2013

TABLE OF CONTENTS

GENERAL INFORMATION

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	62
ITEM 18.	FINANCIAL STATEMENTS	63
ITEM 19.	EXHIBITS	63

3	20-F for the year ended December 31, 2013

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

These risks include:

•	our ability to generate sufficient cash flow from operations or to raise adequate capital to allow us to continue as a going concern;
•	conducting operations in international markets;
•	the availability, on a charter-hire basis, of suitable aircraft used in conducting our operations;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our SFD® technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position;
•	volatility in oil and natural gas commodity prices may reduce demand for our services; and
•	other factors described herein under “Risk Factors” (see Item 3. D.)

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

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

4	20-F for the year ended December 31, 2013

ITEM 3.           KEY INFORMATION

A.	Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2011, 2012 and 2013 and selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2011, 2010, and 2009 and the consolidated statements of income (loss) data for the years ended December 31, 2010 and 2009 is derived from our previous audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)
Expressed in Canadian Dollars
	2013	2012	2011	2010	2009
Survey revenues	$ 2,684,095	$ 10,937,575	$ 144,650	$ 443,011	$ 3,683,326
Operating expenses
Survey costs	1,632,159	3,633,645	46,713	466,428	1,587,120
General and administrative	4,112,787	4,508,506	3,218,143	3,678,806	3,569,079
Stock based compensation expense	492,000	265,000	344,800	577,815	672,060
Amortization of property & equipment	85,484	125,015	160,478	164,065	175,900
	6,322,430	8,532,166	3,770,134	4,887,114	6,004,159
	(3,638,335)	2,405,409	(3,625,484)	(4,444,103)	(2,320,833)
Other expense (income)
Interest expense (income), net	(25,455)	2,744	(16,353)	(9,923)	(80,633)
Foreign exchange (gain) loss	(150,350)	14,686	(28,209)	16,509	150,958
Oil & natural gas operations	14,400	15,273	3,679	665	15,004
Other expense (income)	93,585	51,700	-	1,074	(1,037)
Increase (decrease) in fair value of US$ Warrants	1,371,500	(168,143)	-	-	-
	1,303,680	(83,740)	(40,883)	8,325	84,292
Income (loss) before income taxes	(4,942,015)	2,489,149	(3,584,601)	(4,452,428)	(2,405,125)
Income tax expense	399,546	426,421	-	-	-
Net income (loss) and comprehensive income (loss) for the year	(5,341,561)	2,062,728	(3,584,601)	(4,452,428)	(2,405,125)
Net income (loss) per share - Basic	($ 0.13)	$ 0.05	($ 0.10)	($ 0.14)	($ 0.07)
Diluted	($ 0.13)	$ 0.04	($ 0.10)	($ 0.14)	($ 0.07)
Weighted average # of common shares outstanding
Basic	41,660,190	40,453,392	35,696,620	32,774,974	32,690,426
Diluted	41,660,190	48,790,462	35,696,620	32,774,974	32,690,426

# of common shares outstanding	42,418,326	39,554,959	34,757,396	30,826,796	30,726,796

5	20-F for the year ended December 31, 2013

Balance Sheet Data

Expressed in Canadian Dollars

	2013	2012	2011	2010	2009
Working capital (deficiency)	$ 1,618,719	$ 4,948,556	$ (336,520)	$ 831,974	$ 4,630,036

Current assets	6,577,175	7,130,383	2,796,492	1,419,246	5,369,813
Restricted cash	-	-	74,135	101,856	-
Property and equipment, net	262,818	327,839	404,301	525,804	635,827
Total assets	6,839,993	7,458,222	3,274,928	2,046,906	6,005,640

Current liabilities	4,958,456	2,181,827	3,133,012	587,272	739,777
Long-term liabilities	64,560	61,813	57,953	62,597	232,546
Total liabilities	5,023,016	2,243,640	3,190,965	649,869	972,323

Shareholders’ equity
Common shares	61,340,321	56,623,686	53,756,687	52,031,435	51,934,360
Preferred shares	232,600	3,489,000	3,489,000	3,489,000	3,489,000
Contributed capital	5,889,914	5,406,193	5,205,301	4,659,026	3,939,953
Deficit	(66,356,793)	(61,015,232)	(63,077,960)	(59,493,359)	(55,040,931)
Accumulated other comprehensive income	710,935	710,935	710,935	710,935	710,935
	1,816,977	5,214,582	83,963	1,397,037	5,033,317

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

Date	US$ per Cdn$ Exchange Rates

Last 5 months ended	High	Low

March 31, 2014	0.9119	0.8888
February 28, 2014	0.9130	0.8977
January 31, 2014	0.9422	0.8952
December 31, 2013	0.9454	0.9348
November 30, 2013	0.9602	0.9435
October 31, 2013	0.9724	0.9564

Quarter / Year ended	Average
March 31, 2014	0.9064
December 31, 2013	0.9710
December 31, 2012	1.0004
December 31, 2011	1.0111
December 31, 2010	0.9709
December 31, 2009	0.8757

	Ending
April 24, 2014	0.9068

B.	Capitalization and indebtedness

Not applicable.

6	20-F for the year ended December 31, 2013

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

We are in the early stage of commercializing the SFD® technology, during which we may have a significant economic dependency on a limited number of clients. As such, there is uncertainty about the timing and magnitude of future revenues. We recognize that there is limited ability to support operations indefinitely without generating sufficient new revenue sources or securing additional financing if required. Our ability to continue as a going concern is discussed within Note 1 of the consolidated financial statements that are incorporated by reference within this Form 20-F.

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

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to measurement of stock-based compensation expense, valuation of US$ Warrants, valuation of deferred income tax assets, and estimates for asset retirement obligations.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management, however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss, and assets and liabilities.

We may engage in transactions with related parties.

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our Chief Executive Officer (“CEO”), president and director, wherein we issued 10,000,000 convertible preferred shares in exchange for the acquisition of the SFD® technology for use in hydrocarbon exploration. See also Item 7.B.

Although we manage this conflict of interest risk through maintenance of a strong independent board of directors (the “board”), all related party transactions have the potential for conflicts of interest that may compromise the ability of board members to exercise their fiduciary responsibility to NXT shareholders.

7	20-F for the year ended December 31, 2013

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

We do not currently own any aircraft, and rely upon the availability of aircraft which is operated under charter hire arrangements. Charter operators provide the aircraft used in SFD® survey operations on an as required basis in exchange for an hourly charter fee (plus payment of fuel and other direct operating costs). We are not required to make a capital investment in chartered aircraft, but in order to guarantee aircraft availability and rate certainty, we currently commit to a one year contract, with a minimum number of charter hours. We are thus exposed to potential financial penalty in the event that we fail to fulfill the minimum annual charter hours commitment.

In 2009, we entered into a charter agreement with Air Partners Corp., a Calgary, Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements. This agreement is being renewed on an annual basis and currently covers a 12-month period expiring December 31, 2014. This original agreement has been included in this Form 20-F as Exhibit No. 4.5.

Although various charter operators have provided aircraft charter services since the disposal in 2003 of a previously owned aircraft, there is a risk that suitable aircraft may not be available from charter operators when needed.

If a chartered aircraft is not available then we may have no option but to purchase a company owned aircraft and then engage a third party to operate the aircraft. A future requirement to acquire an aircraft would place significant strain on the financial and operational resources of the company. There is a risk that we would not have the financial resources or operational capacity to acquire an aircraft within an acceptable time frame to meet operational requirements.

In the future, should we be unable to receive aircraft services from a suitable charter operator and should we be unable to acquire an alternative suitable aircraft in a timely fashion, we would be unable to conduct SFD® surveys for clients. This inability would have a material adverse effect on the company's business, financial condition and results of operations.

8	20-F for the year ended December 31, 2013

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

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations (see also Item 15).

Our rights to SFD® technology may be challenged and we may need to defend our rights to the technology in the courts.

Our rights to ownership and use of SFD® technology depends on Mr. Liszicasz, our President & CEO and a director, having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the Technology Transfer Agreement (“TTA”). (For a full history of the TTA see Item 4.A., Information on the Company - History and development of the company).

On December 31, 2006, we executed the TTA with Mr. Liszicasz whereby Mr. Liszicasz transferred to NXT all his rights to the SFD® technology for the purpose of hydrocarbon exploration.

A risk exists that an unknown party may claim some legal entitlement to Mr. Liszicasz’ intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

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

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations. We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors. Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors. During this period we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the company or otherwise making claims against the company for breach of contract. In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

9	20-F for the year ended December 31, 2013

Unless we pursue ongoing technological improvement and development we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures. These improvements require substantial time and resources. Furthermore, even if resources are available, there can be no assurance that the company will be commercially or technically successful in enhancing the technology. Our inability to keep pace with new technologies and evolving industry standards and demands could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel and the loss of any of these key persons will impact our ability to conduct business.

The company's future success depends to a significant extent on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The company puts in place employment agreements with all of its executive officers, including George Liszicasz, its President and CEO.

We have a dependence on Mr. Liszicasz to be involved in the SFD® data interpretation process, and to continue to enhance our technology. We are working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently a total of six persons, two of which are highly experienced, (with one additional person currently in process of training) are trained to interpret SFD® signals.

Although we have engaged employees with suitable credentials to work with Mr. Liszicasz to enhance our interpretation process and further develop the SFD® technology, if we are unable to reduce dependence on Mr. Liszicasz and he becomes incapable of performing or unwilling to perform these functions, then there may be an adverse effect on our ability to interpret the data from SFD® surveys or to enhance our technology.

We rely on a limited number of employees and contractors who collectively possess the knowledge and skills to conduct SFD® surveys, interpret SFD® data and provide other services required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

Within the province of Alberta the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected thereby restricting our ability to earn revenue.

A single major shareholder who is also a board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, as of April 24, 2014, owns, approximately 16% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he holds 8,000,000 convertible preferred shares, which are convertible on a one-to-one basis into NXT common shares at NXT’s option on or before their maturity date of December 31, 2015 or subject to conditions including NXT meeting cumulative revenue milestones. If all 8,000,000 of the preferred shares were to be converted and there was no other change in our share structure, he would own approximately 29% of the then outstanding common shares. In January, 2014, Mr. Liszicasz granted to various individuals “Rights” to acquire from him a total of 1,000,000 of the common shares which may become issued to him upon future conversion of these preferred shares. See also the Notes to the Consolidated Financial Statements or Item 4.A. “Information on the Company – Technology Transfer Agreement”, for additional information relating to the preferred shares and the Rights.

10	20-F for the year ended December 31, 2013

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

There is a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) Over the Counter Exchange Bulletin Board (the “OTCBB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

Accordingly investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

You will be subject to the penny stock rules to the extent our stock price on the OTCBB is less than $5.00.

Since our common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCBB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission (the “SEC”), to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

11	20-F for the year ended December 31, 2013

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

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have commenced an IP strategy process, and intend to obtain patents related to the SFD® technology. The patent protection process would require disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

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

12	20-F for the year ended December 31, 2013

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition and results of operations.

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

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore to the extent that our SFD® equipment is damaged we may be unable to conduct SFD® surveys for several months following an accident.

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

We are organized under the laws of Alberta, Canada and substantially all of our assets are normally located in Canada. In addition, all but one of our members of our board of directors and all of our officers are residents of Canada. As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the company.

Criminal Activity and Social Instability – in recent years we have operated in foreign countries such as Colombia, which over the past two decades has experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again nor are these risks eliminated as yet. Furthermore other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

13	20-F for the year ended December 31, 2013

Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors, and independent sales agents are required to adhere to the company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

Political Instability - Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect our business. Exploration may be affected in varying degrees by government regulations which have the effect of restricting exploration and production activities. These changes may adversely impact the laws and policies governing price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, site safety or other areas.

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

Accordingly, these risk factors have the potential of adversely reducing the level of survey revenue from our clients, our ability to operate effectively or our ability to be paid for our services and may have a material adverse effect on our financial position.

We rely upon the right to conduct airborne surveys in foreign countries. These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the U.S. Federal Aviation Administration (“FAA”) governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in Colombia SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, obtaining permits from the local aviation authority, and obtaining permits from the Colombian Air Force. We have successfully operated in Colombia in accordance with these requirements.

14	20-F for the year ended December 31, 2013

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restriction in other countries that may impact or restrict our ability to conduct surveys.

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds.

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

NXT’s corporate history is summarized as follows:

•	NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.
•	In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.
•	Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA was a development stage research and development enterprise holding the worldwide rights to use what is now our SFD technology for hydrocarbon exploration purposes.
•	Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.
•	On October 24, 2003, our shareholders approved the continuance of the company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”)
•	On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the Business Corporations Act (Alberta).

Our registered office is located at Suite 1400, 505 - 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

We are a reporting issuer in Alberta and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta) (the “ABCA”). We are a foreign private issuer under United States securities laws and are subject to the regulation of the Securities and Exchange Commission of the United States (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

15	20-F for the year ended December 31, 2013

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we acquired the technology from Mr. Liszicasz pursuant to the TTA.

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration. Mr. Liszicasz has retained the rights to the technology for use in all other applications.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration. See also Item 4.B “Summary information on dependence on patents, licenses and contracts” for more information on this TTA agreement.

On February 9, 2010, we registered a branch with both the Chamber of Commerce in Bogota, Colombia and with the office of Direction of Taxes and National Customs, the Colombian tax administration. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations.

Our business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $20,463, $48,553, and $38,975, respectively for the last three fiscal years 2013, 2012, and 2011. These expenditures relate largely to upgrades to office computer equipment and SFD® survey equipment.

The company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

B.	Business overview

Description of the nature of the company’s operations and principle activities

We utilize our proprietary Stress Field Detection (“SFD®”) survey system to provide a service for the oil and gas industry. SFD® is an airborne tool used for oil and gas exploration. We provide a fast and cost-effective method for our clients in the oil and natural gas industry to evaluate large land areas for their exploration potential.

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

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we will not invest either directly or indirectly in exploration or development wells or engage in other exploration or production activities. Our current business model minimizes our capital requirements thereby conserving cash, minimizes perceived or real conflicts between the interests of NXT and its survey clients. We believe this model will generate a higher return on capital for shareholders than if we adopted an oil and gas exploration and production business model.

Within our chosen business model our primary business is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. Secondly, we may be able to negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, we may earn a fee by providing other related geological and geophysical integration services to clients.

16	20-F for the year ended December 31, 2013

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

Our strategy to overcome skepticism in order to gain industry acceptance of SFD® and maximize survey revenue fall into four general categories; maximizing client endorsement opportunities, providing industry education and support, targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits) plus adopting an attractive and fair pricing structure. Our specific tactics are:

1.	Focus the majority of sales resources on high profile primary markets which offer the maximum opportunity for success (such as Mexico, Colombia);

2.	Build upon success in this initial market, and step out to other markets (such as Argentina, Bolivia, Peru, Brazil) in Latin America;

3.	Be opportunistic by responding selectively to requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Continue to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

5.	Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.

Description of the principle markets in which the company competes

Overview of markets

We have an opportunity to provide our services to any region in the world that conducts oil and gas exploration activities. However, we choose to be strategic and focus our limited sales resources in the early stages of commercialization into a limited number of carefully selected markets.

North America Market

We began marketing the SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada we earned survey revenue of $1.2 million, $5.6 million, and $2.9 million respectively in the fiscal years 2006, 2007 and 2008.

There were no revenues generated in North America for 2010, 2012 or 2013.

In late 2013, we gained a new USA based client, and commenced two survey projects in Texas and Florida with a total value of U.S. $3.7 million. The revenue related to these projects will be recognized concurrent with the project’s delivery and completion in the Q1-2014 period.

In 2011, we completed a U.S. $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey was to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment. The survey area contained both large blanket gas and small oil fields.

17	20-F for the year ended December 31, 2013

Latin America and Central American Markets

In 2008 exploration activity seriously diminished in Canada as a result of the world-wide credit crisis and falling natural gas commodity prices. In response, in late 2008 we looked to international markets for new revenue opportunities, especially where there were emerging, frontier type exploration markets. Latin and Central America became a target market for us, with Colombia viewed as an attractive initial proving ground.

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

Colombia has been a primary international market focus in recent years. NXT is becoming well known in Colombia and we believe that it can continue to offer strong revenue opportunities. The company earned survey revenue in Colombia of $2.9 million in 2012, $0.4 million in 2010, and $3.7 million in 2009.

Building on our initial Colombia success, we have been pursuing many other South America countries as attractive potential markets. Many of the exploration companies active in Colombia are also active in other areas of South America, such as Peru, Bolivia, Argentina and Brazil. These countries often share a number of the same community, remote access and environmental issues that make SFD® an attractive solution.

In 2012, SFD® surveys were conducted in several new markets, including Argentina, Guatemala, Belize and most importantly Mexico. Our first contract with the National Oil Company of Mexico (“PEMEX”) was for U.S. $4.7 million, which was subsequently expanded before its completion to a total of U.S. $5.8 million. This was a significant milestone for the company, as it was our single largest contract to date, and it was able to be delivered in roughly 4 months. Mexico continues to be a primary target market to pursue for new SFD® survey opportunities.

South Asia Market

In late 2010, we started to negotiate a U.S. $2.66 million contract to conduct a survey in Pakistan. This opportunity arose through established prior relationships between our geophysical staff and key decision makers in the client’s exploration management. However, the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Due to lengthy delays in securing approvals from all the relevant government bodies, the survey was not able to be commenced until late 2012, and was completed in Q1-13. Our clients presented the results of this project at an industry conference in Pakistan in November 2013, and this exposure is leading to interest from new parties who are active in exploration in the region.

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years is as follows:

Year ended December 31	2013	2012	2011
South Asia (Pakistan)	$ 2,659,292	$ -	$ -
Central America (Mexico, Belize, Guatemala)	24,803	6,403,534	-
South America (Colombia, Argentina)	-	4,534,041	-
North America (United States)	-	-	144,650
	2,684,095	10,937,575	144,650

Description of seasonality of the company’s main business

There is no seasonality to our business. It is however, a very cyclical business, as revenue activity is dependent upon the size and timing of a limited number of survey contracts each year.

18	20-F for the year ended December 31, 2013

Description of the source of raw material

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business. Our main direct project input costs are aircraft charterhire (and related fuel) and data interpretation staff. None of these expenses have been subject to significant price volatility.

In order to conduct our survey operations we require the following:

  Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a charter agreement with Air Partners Corp. (“Air Partners”), a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. The current charter agreement with Air Partners has been extended for one year to December 31, 2014 and we anticipate that the agreement will likely be renewed on similar terms thereafter. Air Partners is a subsidiary of Morgan Air Services which has been providing aviation services worldwide since 1983. This agreement gives us priority access, on an as-needed basis, to two Citation 560 series jet aircraft that have been modified to meet our survey requirements. These jets are well suited for international operations.

  SFD® sensors - All of the survey sensors are manufactured in-house. Certain machining is required by third party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.
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
  Computer hardware and software - (Data Acquisition System, SFD® Signal Conditioning Unit, and data Interpretation software). The customized software used in our data acquisition system is written and modified by outside consulting programmers with whom we have long-standing relationships. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

We are not dependent upon any other third party contract manufacturers or suppliers to satisfy our technology requirements. We currently rely on Air Partners as a key supplier of the aircraft which we use in SFD® survey operations (see discussion below).

Description of marketing channels

We largely use direct sales methods with some use of commissioned sales representatives.

Summary information on dependence on patents, licenses and contracts

Patents

We have not yet received patents for our SFD® technology. However, we understand that we may be able to obtain worldwide patents in the future. In May 2012, we commenced a “provisional” patent application process in the U.S, and formally filed a patent on May 22, 2013. The patent was published on November 28, 2013 and it is currently in the review process. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain. See also Item 3.D Key Information – Risk factors.

19	20-F for the year ended December 31, 2013

Technology Transfer Agreement

Upon execution of the TTA on December 31, 2006, Mr. Liszicasz sold all his rights and entitlements to SFD® technology for use in the field of hydrocarbon exploration to us in exchange for receiving 10,000,000 preferred shares. The preferred shares carry no voting rights.

2,000,000 of these preferred shares became immediately convertible on a one-to-one basis into common shares of the company at the discretion of the holder. Effective May 22, 2013, Mr. Liszicasz formally converted these 2,000,000 preferred shares into 2,000,000 common shares.

The remaining 8,000,000 preferred shares are convertible on a one-to-one basis into common shares should we achieve the following cumulative revenue thresholds prior to the expiration of the TTA on December 31, 2015:

•	2,000,000 shares, should cumulative gross revenue reach US $50 million,
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $100 million,
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $250 million, and
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $500 million.

At December 31, 2015, the SFD® technology can be retained by us by either:

•	if we earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then we can choose to retain the SFD® technology by issuing Mr. Liszicasz an additional 1,000,000 common shares and converting all of the then outstanding preferred shares; or

•	if we did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015 then we can choose to retain the SFD® technology by immediately converting all of the then outstanding preferred shares.

We have the option at December 31, 2015 to redeem any remaining unconverted preferred shares for a price of $0.001 per share and forfeit our rights to the SFD® technology, at which point it can be reacquired by Mr. Liszicasz for $10.00.

As at the current date April 24, 2014, we have earned approximately US $29.4 million of cumulative gross revenue as defined in the TTA.

The following schedule provides a summary of the ownership of the preferred shares as of April 24, 2014:

Owner of Preferred Share	Preferred Shares Owned	Percent of Class of Share
George Liszicasz, President & CEO, and a Director	8,000,000	100.0%

See “Item 10.B – Memorandum and articles of association – Rights Attached to Preferred Shares – Conversion” below.

In January 2014, our CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which may become issued to him upon future conversion of the preferred shares. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT. These Rights are supplemental to existing incentives which have been granted under our stock option plan.

20	20-F for the year ended December 31, 2013

Second Amended and Restated Technical Services Agreement

This agreement was executed on December 31, 2006, outlining the terms of Mr. Liszicasz employment agreement with the company and establishes Mr. Liszicasz’ entitlement to normal employee remuneration such as salary, benefits, bonus and stock options and identifies grounds for termination of this agreement. This agreement has a term ending December 31, 2015 unless terminated by the company or Mr. Liszicasz. This Agreement is included as Exhibit 4.2 to this Form 20-F.

Air Partners Aircraft Charter Agreement

On May 8, 2009, we executed an aircraft charter agreement with Air Partners Corp. to provide aircraft, services for SFD® survey operations utilizing Air Partners’ fleet of Cessna Citation 560 series jet aircraft. The original term of this agreement was for a term of one year which has been extended through successive contract renewals. The current contract will expire on December 31, 2014.

Under the terms of this agreement Air Partners shall provide aircraft charter services to meet our aircraft survey requirements both domestically and internationally. Specifically, Air Partners shall provide on a non-exclusive but preferential basis two Cessna Citation 560 aircraft, specifically modified to meet SFD® survey mission requirements. The Air Partners’ service shall include providing all aircraft personnel (including pilots, aircraft maintenance engineers and administration), insurance, aircraft maintenance, servicing and grooming all in accordance with Transport Canada and other regulatory standards.

NXT’s minimum aircraft charter commitment for the 2014 annual contract period has a value of $337,500. Our commitment is based upon chartering in aggregate a minimum of 100 aircraft hours. Any flight hours that may become required in excess of this 100 hour minimum shall be made available to us for survey operations subject to aircraft and crew availability. As at April 24, 2014 the company has not yet met any portion of its 2014 annual charter hire commitment under this agreement.

The existing Air Partners Aircraft Charter Agreement dated January 11, 2011 is included as Exhibit 4.7 to this Form 20-F.

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

21	20-F for the year ended December 31, 2013

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

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the U.S. FAA governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

For example, in Colombia SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are: customs obligations and bonds related to the importation and exportation of the aircraft into Colombia; obtaining permits from the local aviation authority; and obtaining permits from the Colombian Air Force. NXT has successfully operated in Colombia in accordance with these requirements.

With our past experience in Canada, the United States, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability conduct surveys, which could limit our ability to earn revenue or potentially expose us to forfeiture of performance bonds.

C. Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Active	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%
22	20-F for the year ended December 31, 2013

D.	Property, plant and equipment

Oil and Gas Properties

We have minor interests in a limited number of acreage holdings of undeveloped lands in the western Canadian sedimentary basin. These assets are not a material asset of the company and have been written off in our financial statements. Additionally, we are entitled to receive royalty interests on production from certain lands which were previously surveyed by clients. Royalty revenue is not significant at this time but may increase in the future if these lands, on which we hold royalty interests, become developed and commence to produce significant volumes of hydrocarbons prior to the expiry of the landowners related mineral leases.

Facilities

Our head office is a 7,087 square foot leased office space located at Suite 1400, 505-3rd Street SW, in Calgary, Alberta, Canada. The original six year lease was entered into on November 1, 2006 and was to expire on October 31, 2012. In March, 2012 the lease was extended for an additional 2.5 year term expiring April 30, 2015. The monthly minimum lease payment (including the company’s share of estimated building operating costs) is currently $28,571 to April 30, 2015.

Equipment

Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

•

Stress Field Detector - the stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology. SFD® sensors respond to changes in subsurface stress. These responses are transformed through a passive transducer into electronic digital signals. Airborne surveys are conducted with an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 development sensors, allowing the acquisition of multiple independent SFD® signals responses at all points of a survey.

•

Data Acquisition System - used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

•

SFD® Signal Conditioning Unit - this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•

Interpretation Theatre - once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote SFD® data interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey client’s city.

We are not affected by any significant environmental concerns nor is there any planned significant capital additions contemplated.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

23	20-F for the year ended December 31, 2013

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying Consolidated Financial Statements and the notes to those statements incorporated by reference elsewhere in this Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors”.

A.	Operating results

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2013	2012	2011

SFD® survey revenue	$ 2,684,095	$ 10,937,575	$ 144,650
Net comprehensive income (loss)	(5,341,561)	2,062,728	(3,584,601)
Net income (loss) per common share - basic	($0.13)	$0.05	($0.10)
Net income (loss) per common share - diluted	($0.13)	$0.04	($0.10)
Net cash generated by (used in) operating activities	(774,958)	792,992	(1,756,515)
Cash and short term investments	5,769,077	5,107,594	1,518,946
Total assets	6,839,993	7,458,222	3,274,928
Long term liabilities	64,560	61,813	57,953

Financial Highlights for 2013

•	In Q1-13, we completed a US $2.7 million survey project for Pakistan Petroleum Ltd., a new national oil company client. In December 2013, a project commenced in the USA for another new client, Kerogen Exploration LLC (“Kerogen”), and included surveys in both Texas and Florida. The initial project with Kerogen was expanded from US $1.1 million to a total of US $3.7 million, which is recognized in revenue in Q1-14 upon final delivery of the project recommendations.
•	We incurred a net loss of $5,341,561 for 2013, compared to net income of $2,062,728 in 2012. The 2013 loss includes a non-cash expense of $1,371,500 which relates to recognizing the change at year-end in the fair value of outstanding US$ common share purchase Warrants.
•	We received $1,064,222 from the exercise of a total of 846,700 common share purchase warrants (exercise price of US $1.20 per share) which were issued in the 2012 private placement equity financing.
•	We had cash and short-term investments of $5,769,077 at the end of 2013.
•	Operating activities used net cash of $774,958 in 2013, compared to a $792,992 net source of cash in 2012.

Financial Highlights for 2012

•	We realized a significant expansion in survey activity in 2012, completing projects in a total of 4 different countries (Colombia, Argentina, Guatemala, and Mexico), and generated revenues of $10,937,575.
•	Net income for the year was $2,062,728 for 2012, compared to a loss of $3,584,601 in 2011.
•	Operating activities generated net cash of $792,992 in 2012, compared to a $1,756,515 net use of cash in 2011.
24	20-F for the year ended December 31, 2013

•	Cash and cash equivalents increased by $3,543,648 to $5,052,594 as at the end of 2012 and total net working capital increased by $5,285,076 to $4,948,556 at the end of 2012.
•	Net proceeds of $2,886,024 was raised in 2012 from the completion of a private placement equity financing.

Financial Highlights for 2011

•	We completed one SFD® survey in the United States for a new client, generating $144,650 of revenue for 2011 and a net loss of $3,584,601. A significant survey project commenced in Colombia in late 2011, but the related revenues did not become recognized until the contract became completed in Q1-2012.
•	$1,756,515 was used to fund operating activities in the year.
•	Cash and cash equivalents at the end of 2011 increased by $1,044,363 to $1,508,946. We had a working capital deficiency of $336,520 at the end of 2011, compared to a surplus of $831,974 at the end of 2010.
Net Income (Loss)
	For the year ended December 31,
	2013	2012	2011
SFD® survey revenue	$ 2,684,095	10,937,735	$ 144,650
Operating expenses	6,322,430	8,532,166	3,770,134
Income (loss) before the undernoted	(3,638,335)	2,405,409	(3,625,484)
Other expense (income), net	1,303,680	(83,740)	(40,883)
Income tax expense	399,546	426,421	-
Net income (loss) for the year	(5,341,561)	2,062,728	(3,584,601)

Expenses
	For the year ended December 31,
	2013	2012	2011
SFD® survey costs	1,632,159	$ 3,633,645	$ 46,713
General and administrative (“G&A”)	4,112,787	4,508,506	3,218,143
Stock based compensation expense (“SBCE”)	492,000	265,000	344,800
Amortization of property and equipment	85,484	125,015	160,478
	6,322,430	8,532,166	3,770,134

Expenses for the years ended December 31, 2013, 2012 and 2011

SFD® survey costs – these costs depend on the number of survey project conducted and completed in each fiscal year. We apply the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. The 2013 period reflects completion of a U.S. $2.7 million contract which commenced in Pakistan in December 2012, and which was completed and delivered in Q1-13. 2013 also includes revenues of $24,850 related to a small survey which was flown in Belize in fall 2012, and completed in Q1-13. The Belize project also includes potential additional future revenues to NXT, which are contingent upon future events, and as such, will be recognized if and when received. Survey costs in 2013 also include expenses related to R&D test flights.

The survey contract conducted in Pakistan in Q1-13 had some categories of costs which were higher, and thus a lower profit margin, and a higher rate of foreign income tax withholdings, than the surveys which were completed in 2012. This project was originally negotiated in 2010, at a survey rate per km that was lower than the average which was in effect in 2011.

25	20-F for the year ended December 31, 2013

As noted previously, surveys were completed in a total of four countries in 2012, whereas 2011 reflected a single, small scale survey. Survey costs include aircraft charter, fuel, and related permits and logistics, plus local travel and accommodations incurred. Survey costs as a percentage of revenue is not directly comparable each year, as costs can be a function of non-controllable factors such as weather and permitting delays, and if the project was subject to sales commissions or local sales taxes. For example, survey costs in 2012 included sales commissions of US$ 696,977 for projects completed in 2012 (and $nil in 2011).

Also, there will be inherent cost differences between operating in Colombia or elsewhere in Latin America as compared with Canada and the United States. Costs incurred to mobilize and demobilize the survey aircraft and crews will vary, depending on the distance travelled to the survey location. In addition, in some foreign countries we may incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several additional weeks to fly them. These delays result in additional aircraft, crew and accommodation costs.

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2013	2012	2011
Salaries, benefits and consulting charges	$ 2,050,587	$ 2,397,859	$ 1,725,237
Board, professional fees, and public company costs	802,450	779,346	560,416
Premises and administrative overhead	584,778	632,058	520,689
Business development	544,642	464,262	274,454
Colombia office	130,330	234,981	195,679
Other	-	-	(58,332)
Total G&A	4,112,787	4,508,506	3,218,143

The overall decrease in G&A expense in 2013 is a combination of several factors:

•	although staff levels were higher in 2013 (rose mainly in the second half of 2012), a lower level of overall consulting fees were incurred due to a reduced headcount of consultants utilized. Also, the 2012 period included performance bonus expense of $352,000 related to the record survey activity and profit achieved in 2012.
•	2013 reflects slightly increased costs for such items as insurance and legal fees, partially offset by a decrease in investor relations activities.
•	Premises overhead costs declined slightly for 2013, primarily due to a decrease in average monthly base rent costs following a renewal of the office lease from November 2012.
•	a high level of business development costs were incurred in 2012 and 2013, primarily related to expanding awareness of the SFD® technology, including costs of international tradeshows and conferences. The 2013 total also includes costs incurred in expanding on the July 2013 PEMEX integration study in order to generate interest in potential new survey opportunities, as well as hosting a technology workshop for PEMEX staff in Mexico in Q3-13.
•	the Colombia office had much lower levels of activity, and a slightly reduced salary level, for 2013 as a result of there being no survey activity in the country in 2013.

G&A increased significantly in 2012 as compared to 2011, rising by $1,290,363 or 40%, due largely to the increase in survey activity, and the requirement to increase our headcount of operations and administration staff. In addition, with an increase in financial resources, we expanded efforts in the areas of investor relations and market awareness as well as client prospecting.

26	20-F for the year ended December 31, 2013

For 2011, the $460,663 net decrease in G&A costs from 2010 to 2011 was primarily due to a reduced number of staff in 2011, and a high level of start-up costs which were incurred in 2010 in establishing a branch office presence in Bogota, to service the Colombia and Latin America markets.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in our trailing share price. The SBCE totals for 2013 are higher than in 2012 due to a higher number of options being outstanding in 2013, following the issuance of a large number of stock options in the Q3-12 period. Also, a total of 65,000 stock options which were issued in Q4-13 had immediate vesting, resulting in the full $70,501 of expense being recognized in Q4-13, rather than being amortized over the standard three year vesting period.

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

Other Expense (Income)

For the year ended December 31	2013	2012	2011
Interest expense (income), net	(25,455)	$ 2,744	$ (16,353)
Foreign exchange loss (gain)	(150,350)	14,686	(28,209)
Oil and natural gas operations, net	14,400	15,273	3,679
Other expense	93,585	51,700	-
Change in fair value of US$ Warrants	1,371,500	(168,143)	-
	1,303,680	(83,740)	(40,883)

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for office equipment.

Foreign exchange (gain) loss – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US$, Canadian dollar and Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. We normally holds cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we occasionally are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments issued for projects in certain foreign countries.

Oil and natural gas operations, net – since prior to 2009, we have had minor interests in some oil and gas properties in Canada. This category includes minor amounts of revenues from gross over-riding royalties (“GORR”) on two producing properties, net of costs related to these and other properties.

We hold GORR entitlements on potential future production on much of the land where we have conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia. There is no certainty, however, that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements. No asset value has been recorded in the financial statements for these GORRs.

In addition, we have continuing asset abandonment and reclamation obligations (“ARO”) related to our minority working interests in various oil and gas wells in which it had a historical participation prior to 2005. At December 31, 2013, the ARO is estimated to be $64,560 (December 31, 2012 – $61,813), based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

27	20-F for the year ended December 31, 2013

Other expense – other expense of $93,585 (2012 - $51,700) includes primarily costs related to intellectual property filings and new R&D activity related to the SFD® technology.

Change in fair value of US$ Warrants – we had outstanding in 2013 and 2012 common share purchase Warrants which have a US $1.20 exercise price, a term of two years to expiry in 2014, and were issued in our private placement equity financing in early 2012. As these warrants are denominated in a currency other than the company's Canadian $ functional currency, they are classified as "derivative instruments" under US GAAP, and are recorded on a fair value basis at each period end (a total of $1,238,000 as at December 31, 2013 and $241,000 at December 31, 2012). This balance is adjusted to its estimated fair value at each period end (until expiry of the warrants in March and May, 2014), based on the number of warrants outstanding. These derivative instruments are classified as a liability balance, but do not require any ongoing outlay of cash.

We currently have no other outstanding derivative financial instruments, such as foreign currency hedges.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in such non-cash items as SBCE, which can occasionally be a significant expense in any given quarter. In addition, in Q3-12, we commenced to recognize significant adjustments to the fair value of "derivative instruments", which include US$ denominated warrants to purchase NXT common shares.

	Q4-13	Q3-13	Q2-13	Q1-13
	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Survey revenue	$ -	$ -	$ -	$ 2,684,095
Net income (loss)	(1,633,189)	(2,522,165)	(1,150,628)	(35,579)
Income (loss) per share - basic	(0.04)	(0.06)	(0.03)	-
Income (loss) per share - diluted	(0.04)	(0.06)	(0.03)	-

	Q4-12	Q3-12	Q2-12	Q1-12
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012
Survey revenue	$ 5,727,392	$ -	$ 2,394,863	$ 2,815,320
Net income (loss)	3,087,323	(1,393,183)	30,660	337,928
Income (loss) per share - basic	0.07	(0.03)	-	0.01
Income (loss) per share - diluted	0.06	(0.03)	-	0.01

Q4-13 to Q3-13 comparison – NXT had survey revenue of $nil ($nil in Q3-13), survey costs of $81,285 ($8,626 in Q2-13), SBCE of $183,000 ($122,000 in Q3-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $268,500 ($1,243,000 expense in Q3-13). Two survey projects (in Florida and Texas) commenced for a US based client in late Q4-13, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period. The Q4-13 survey costs relate to non revenue generating test flights.

Q3-13 to Q2-13 comparison – NXT had survey revenue of $nil ($nil in Q2-13), survey costs of $8,626 ($nil in Q2-13), SBCE of $122,000 ($87,000 in Q2-13), and a change in fair value of US$ Warrants expense of $1,243,000 ($32,000 expense in Q2-13). No survey operations were conducted in the Q3-13 period.

Q2-13 to Q1-13 comparison – NXT had survey revenue of $nil ($2,684,095 in Q1-13), survey costs of $nil ($1,542,248 in Q1-13), SBCE of $87,000 ($100,000 in Q1-13), and a change in fair value of US$ Warrants expense of $32,000 ($172,000 income in Q1-13). No survey operations were conducted in the Q2-13 period.

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of

28	20-F for the year ended December 31, 2013

$2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of the US$ Warrants, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

Q4-12 to Q3-12 comparison - NXT had survey revenue of $5,727,392 ($nil in Q3-12), SBCE of $59,000 ($78,000 in Q3-12) and survey costs of $1,277,768 ($24,170 net recovery in Q3-12). In addition, a non-cash income amount of $336,000 ($158,000 expense in Q3-12) was recognized in relation to adjusting the fair value of derivative instruments, and income taxes of $216,807 ($nil in Q3-12) were recognized. Due primarily to the completion of the large Mexico contract in Q4-12, a net profit of $3,087,323 arose, as compared to a net loss of $1,393,183 for Q3-12.

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

B.	Liquidity and capital resources

This discussion includes references to terms such as “net working capital”, which does not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants balance.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

Our sources of liquidity include cash flow from operations, and the use of equity financings as needed. At present, there are no bank debt facilities available to us. We expect that our current working capital is sufficient to meet our present requirements.

We do not presently have any legal or economic restrictions that would affect the ability of any subsidiaries to transfer funds to us. As of the last fiscal year end, and the present date, we do not have any material outstanding commitments for capital expenditures that require funding.

Our cash and cash equivalents plus short-term investments at the end of Q4-13 were $5,769,077. This excludes a total of $53,921 which is classified on the Balance Sheet as restricted cash, which is required primarily as security related to performance of certain foreign survey contracts. Security issued by NXT is normally in the form of bank letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in Q2-12. The restricted cash balance is scheduled to be released back to NXT when the related letters of credit expire within the next 12 months.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. Our ability to continue as a going concern, however, remains dependent upon:

29	20-F for the year ended December 31, 2013

•	our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations, and
•	our ability to further develop, and ultimately retain the technology which was acquired under the TTA.

Equity financings have been used on a limited basis in recent years to supplement working capital as we have changed our strategy to focus efforts on the international oil and gas exploration markets. Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance our financial strength and fund our expansion plans. This financing also included the common share purchase Warrants (which have a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million to date in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.

We have no secured debt, and following the exercise in Q4-13 of a portion of the 2012 Warrants for exercise proceeds of US $1 million (Cdn$ 1.1 million), and the receipt in Q4-13 of US $2.6 million of initial progress billings related to the US $3.7 million survey project which was flown in the USA in December 2013, had net working capital of $1.6 million as the end of the Q4-13 period. Based primarily on the reduced level of completed survey projects for 2013 YTD, total “net working capital” declined by $3.3 million as at Q4-13 to $1.6 million as at Q4-13 as follows:

	December 31, 2013	December 31, 2012	net change 2013 YTD
Current assets (current liabilities):
Cash and cash equivalents	$ 3,319,627	$ 5,052,594	$ (1,732,967)
Short-term investments	2,449,450	55,000	2,394,450
	5,769,077	5,107,594	661,483
Restricted cash	53,921	433,369	(379,448)
Accounts receivable	295,879	472,308	(176,429)
Prepaid expenses and other	158,456	140,649	17,807
Accounts payable and accrued liabilities	(939,355)	(1,623,724)	684,369
Net working capital before the undernoted items	5,337,978	4,530,196	807,782
Additional asset (liability) amounts:
Work-in-progress	299,842	976,463	(676,621)
Deferred revenue	(2,781,101)	(317,103)	(2,463,998)
Fair value of US$ Warrants	(1,238,000)	(241,000)	(997,000)
	(3,719,259)	418,360	(4,137,619)
Net working capital	1,618,719	4,948,556	(3,329,837)

We utilize the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as the fair value of US$ Warrants balance) as at the period end date.

Subsequent to December 31, 2013, an additional 2,090,385 of the US $1.20 Warrants have been exercised to date, resulting in cash proceeds to NXT of US $2,508,462. In addition, final progress billings of US $1 million were issued in Q1-14 following delivery of the USA survey projects.

As noted previously, the fair value of US$ Warrants balance relates to the estimated fair value of the common share purchase Warrants (which have a US$ 1.20 exercise price) which were issued in the private placement financings in early 2012. This balance is adjusted to its estimated “fair value” at each period end (until expiry of the Warrants in March and May, 2014), based on the number of Warrants outstanding. These derivative financial instruments are classified in the balance sheet as a liability, but do not require any ongoing outlay of cash. As the net remaining Warrants expire in May, 2014, this balance will become reversed / extinguished in our Q2-14 period.

30	20-F for the year ended December 31, 2013

We apply the "completed contract" method of revenue recognition, under which revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2013 consists of costs related to the USA survey projects which were completed in March 2014, while the total as at December 31, 2012 related to the Pakistan survey which commenced in December 2012 and was completed in March 2013.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end for the uncompleted contracts. The total for Q4-13 relates to the two USA survey projects which were underway at year end, and for Q4-12, the deferred revenue balance related almost entirely to the Pakistan project.

The decreased total of accounts payable and accrued liabilities at Q4-13 as compared to Q4-12 is largely due to reduced activity in Q4-13, the timing of the 2012 survey projects, and the related timing of payment of the related costs incurred. Most of the costs related to the Mexico survey were paid by December 31, 2012, whereas a large total related to costs on the Pakistan survey were paid in early Q1-13.

Sources and uses of cash

The following table, and the narrative below, summarizes the company’s net cash flows for the last three fiscal years:

For the year ended December 31	2013	2012	2011
Cash provided by (used in):
Operating activities	$ (774,958)	$ 792,992	$ (1,756,515)
Financing activities	1,077,456	3,203,443	1,916,481
Investing activities	(2,035,465)	(452,787)	884,397
Net cash inflow (outflow)	(1,732,967)	3,543,648	1,044,363
Cash, start of the year	5,052,594	1,508,946	464,583
Cash, end of the year	3,319,627	5,052,594	1,508,946

Operating Activities

Net cash flow from operating activities listed above is a function of net income (loss) for the year, an add back of the net non-cash revenue and expense items (such as SBCE and in 2013, the change in fair value of derivative instruments), and the net change in year-end working capital items (for example, a net decrease in working capital in the year gives rise to a source of cash), with these components each year as follows:

For the year ended December 31	2013	2012	2011
Net income (loss) for the year	$ (5,341,561)	$ 2,062,728	$ (3,584,601)
Add back net non-cash expense and income items	1,951,731	225,732	508,787
	(3,389,830)	2,288,460	(3,075,814)
Change in non-cash working capital balances	2,614,872	(1,495,468)	1,319,299
Total cash provided by (used in) in operations	(774,958)	792,992	(1,756,515)

Financing Activities

2013 – no financings occurred in 2013. The net cash source of $1,077,456 reflects $1,064,222 proceeds from exercise of a portion of the US $1.20 common share purchase Warrants that were issued in the 2012 private placement equity financing, plus $13,234 proceeds from the exercise of stock options.

31	20-F for the year ended December 31, 2013

2012 – the net cash source of $3,203,443 reflects $2,886,024 net proceeds from a private placement equity financing which closed in early 2012, plus $326,010 from the exercise of warrants which were issued in the February 2011 financing, $47,250 proceeds from the exercise of stock options, less a $8,591 reduction in a capital lease obligation.

In order to enhance our financial position, in 2012 we completed a large non-brokered private placement of units (the “Units”) for aggregate proceeds of US $3,193,505 (US $3,009,893 net of related finder’s fees paid) including $40,000 received from two officers of the company.

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

The expiry date could become accelerated at our discretion if NXT’s shares traded on the US OTCBB at a price greater than US $1.50 for 20 consecutive trading days (the “Acceleration”). Although this condition was met in 2013, we did not invoke the Acceleration option in 2013 or 2014.

2011 – the net cash source of $1,916,481 reflects $1,487,827 net proceeds from a private placement equity financing which closed in February 2011, plus $420,000 from the exercise of warrants which were issued on that financing, $18,900 proceeds from the exercise of stock options, less a $10,246 reduction in the capital lease obligation.

Investing Activities

2013 - the overall net cash used in investing activities of $2,035,465 reflects three components:

•	a $2,394,450 use relating to a movement from cash into short-term, interest bearing investments.
•	A $379,448 source from a decrease in restricted cash balances. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign clients as performance guarantees for survey contracts.
•	and $20,463 used in purchases of property and equipment.

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

There was no separate research and development (“R&D”) expense reported in 2013, 2012 and 2011. In these three years any expenditures related to R&D were not significant and were included within general and administrative expense.

D.	Trend information

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 24, 2014 we do not have any committed “backlog” or order book of contracts to be performed.

32	20-F for the year ended December 31, 2013

We are not aware of any current external trends (such as in commodity prices, etc.) which could affect our operations for the next fiscal year. As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year, and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with the national oil company of Mexico, “PEMEX”. This project was completed in 2012 and was our largest to date, at US $5.8 million. We continue to seek future business projects with large exploration clients such as PEMEX, with the aim of having each new client become an ongoing repeat customer.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our outstanding contractual obligations as at December 31, 2013:

	total	less than 1 year	1 to 3 years	3 to 5 years	more than 5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations:
Premises rent / operating lease	457,133	342,850	114,283	-	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Aircraft charter commitment	337,500	337,500	-	-	-
Asset retirement obligation	64,560	-	64,560	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of six members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.

The following table sets forth information, including directorships in other reporting issuers, as of April 24, 2014, for our directors, executive officers and key employees:

33	20-F for the year ended December 31, 2013

Mickey Abougoush Age 67 Director since November 2007

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

Mr. Abougoush is a member of NXT’s Audit and Governance Committees.

John Agee Age 65 Director since July 2011

Mr. Agee is retired, following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and TGI Friday's) from 2010 through February 2011, and the Steve Case Family in Washington, DC from 2000 through 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive). He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

Mr. Agee is the Chair of the Audit Committee and a member of the Compensation and Governance Committees.

Mr. Agee has a BA in economics and accounting from St. John’s University, Collegeville, Minnesota, and an MBA from the University of Minnesota.

George Liszicasz Age 60 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

Mr. Liszicasz is the inventor of the company’s SFD® technology and has been our Chairman and CEO since the company’s inception. Mr. Liszicasz' primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.

Charles Selby Age 57 Director since January 2006

Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta. Mr. Selby is also the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.). He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation.  He is a former officer of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby was also previously a director of Idaho Natural Resources Corp., Vecta Energy Corp., and Qwest Investment Management Corp., all of which are reporting issuers in Canada.

Mr. Selby is a member of the Audit, Compensation and Disclosure Committees.

Thomas E. Valentine Age 52 Director since November 2007 Corporate Secretary since April 18, 2014

Mr. Valentine is a Partner with Norton Rose Fulbright LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of two other Canadian public companies, Calvalley Petroleum Inc. and Touchstone Exploration Inc.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LLM from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Krishna Vathyam Age 50 Director since January 2013

Mr. Vathyam was formerly the Chairman and CEO of Petrodorado Energy Ltd. (“Petrodorado”) and has extensive experience in international markets; having spent 23 years with Schlumberger, a leading global oilfield services company. Petrodorado is a strongly funded Colombia focused junior E&P which Mr. Vathyam founded in early 2009.

Mr. Vathyam is a member of the Compensation and Governance Committees.

Greg Leavens Age 49 V-P Finance and CFO since July 2011

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

Andrew Steedman Age 53 V-P Operations since December 2005

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

34	20-F for the year ended December 31, 2013

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

Messrs. Abougoush, Agee, Selby, Valentine, and Vathyam are considered "independent" within the meaning of Canadian National Instrument 58-101.

35	20-F for the year ended December 31, 2013

B.	Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other two of the four most highly compensated executive officers serving as executive officers (of which there were only three) at December 31, 2013, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2013. All officers of the company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2013:

Name & Principal Position	salary	bonus (1)	vacation (2)	other (3)	total

George Liszicasz, President & CEO (4)	$ 239,800	-	-	$ 14,738	$ 254,538
Andrew Steedman, V-P Operations	198,000	-	-	6,579	204,579
Greg Leavens, Chief Financial Officer	198,000	-	-	6,488	204,488

(1) annual bonus amounts, based on such factors as NXT’s profitability and growth, are subject to the approval of NXT’s Compensation
Committee. These were no bonus amounts accrued for the fiscal year end December 31, 2013 which would be payable in 2014.

(2) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.

(3) “other” consists of the taxable portion of company paid amounts for group health benefits, wellness, and parking.

(4) salary total excludes fees earned as Chairman of the board, which were $20,000 for 2013 (paid to Mr. Liszicasz in 2013) and $15,000 for 2012 (which were paid to Mr. Liszicasz in early 2013).

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our board by paying a combination of a cash retainer as well granting common stock options. In 2011 each director received $30,000 per annum and the chairman of the board and the chairman of the audit committee both received an additional $5,000 per annum. For 2012, the five directors who were in place in December 2012 were paid (in early 2013) a maximum cash retainer of $15,000 per director (one director elected to instead receive no cash, and a total of 30,000 stock options, as compared to the 15,000 stock options as were granted to the other four directors).

In 2013, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of board of director fees earned for 2013, which totaled in aggregate $72,500 cash and 117,500 stock options granted.

The amount and terms of any stock options granted as compensation for board member services is determined by the board. We do not provide additional compensation for committee participation (other than a slight additional amount for service as the chairman of the board and of the Audit Committee) or for special assignments of the board. (See Item 6.E “Share ownership” for details regarding stock options granted to directors).

The company reimburses directors for out-of-pocket expenses for attending board and committee meetings. We do not provide termination benefits for directors.

C.	Board practices

Expiration Dates

No director or member of our administrative, supervisory or management bodies has an expiration date for their current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under Item 6.A – “Directors and senior management”

36	20-F for the year ended December 31, 2013

.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Messrs. Selby (who is independent) and Leavens (Chair).

37	20-F for the year ended December 31, 2013

Responsibilities of the Disclosure Committee

The Disclosure Committee’s duties are to ensure that the company provides timely, accurate and balanced disclosure of all material information about the company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR as well as our website.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Agee (Chair), Abougoush and Selby. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 1400, 505 – 3rd Street SW, Calgary, Alberta, Canada, T2P 3E6.

John Agee

Mr. Agee received a BA in Economics and Accounting from St. John's University in Collegeville, Minnesota and an MBA from the University of Minnesota. Mr. Agee received his CPA from the State of Minnesota in 1975 and he worked early in his career at Arthur Andersen & Co. His current CPA status is inactive. Mr. Agee has served on the audit committees of several private and public company boards of directors, most recently with Maui Land and Pineapple Company, a New York Stock Exchange Company. Mr. Agee has also served as chairman of the board of several private companies.

For the bulk of his career, Mr. Agee worked as head of private investment operations for a number of prominent US family offices. In this capacity Mr. Agee invested in a wide spectrum of asset classes including private equity and in public companies. In these executive positions, the CFO of the investment offices reported directly to Mr. Agee along with other senior members of his staff. Mr. Agee has a sound understanding of generally accepted accounting principles and the application of those principles, the ability to perform analysis of financial statements and an understanding of the internal controls necessary to prepare timely and accurate financial statements. Mr. Agee has a strong knowledge of the roles and responsibilities of the board of directors and related committees.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Institute of Corporate Directors. He has previously served as audit committee chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and LL.B degrees. He is the CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation.  He was also formerly the Chairman and CEO of Canadian Star Energy Limited. Mr. Selby was formerly the Chief Financial Officer of AltaCanada Energy Corp., an oil and gas company listed on the TSX-Venture Exchange, and was formerly the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust

All members of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.

Audit Committee Oversight - The company’s board has adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

38	20-F for the year ended December 31, 2013

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

Responsibilities of the Compensation Committee

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the company. The Compensation Committee shall assist the board in discharging the board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and, where appropriate, make recommendations to the board in respect of the matters identified in the charter.

D.	Employees

As of the fiscal year ended December 31, 2013 we had a total of 13 employees and 3 part-time contractors. There are no employees of the company that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2013:

Function	employees	contractors	total
Senior management team	3	-	3
Finance and administration	4	1	5
Operations and technical development	6	2	8
Total	13	3	16

Fiscal year ended December 31, 2013

As noted above, as at December 31, 2013, we had a staff of 16, all of which are based in Calgary, Canada except for one who is in Bogota, Colombia. Our staff consisted of a 3 member senior management team, 5 finance and administrative persons (including one in Colombia), and 8 operations staff which includes one research scientist holding a Ph.D. and one consulting geophysicist. We periodically engage other technical and administrative contract personnel as required on a project basis.

39	20-F for the year ended December 31, 2013

Fiscal year ended December 31, 2012

At December 31, 2012 we had a staff of 16 (all based in Calgary, Canada except for one in Bogota, Colombia). This consisted of a 4 member senior management team, 4 finance and administrative persons (including one senior administrator in Colombia), and 8 operations staff (including one on short-term maternity leave) which includes one research scientist holding a Ph.D. and one consulting geophysicist. We periodically engage other technical and administrative contract personnel as required on a project basis. Additional staff were added in early 2012 as survey contract activity started to expand significantly.

Fiscal year ended December 31, 2011

At December 31, 2011 we had a staff of 14 (all based in Calgary, Canada except for one in Bogota, Colombia). This consisted of a 4 member senior management team, 4 finance and administrative persons (including one senior administrator in Colombia), and 6 operations staff. Additional full time and contract staff were added late in 2011 as survey contract activity expanded.

E.	Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the company’s last AGM held on October 17, 2013, is incorporated by reference into this Form 20-F as Exhibit No. 2.2. Pursuant to this Plan, all option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted. Options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date of grant or some higher price at the discretion of the board.

The following stock options were granted to our executive officers and directors in the three prior fiscal years ended December 31, 2013, 2012, and 2011 and to date to April 24, 2014:

To date in 2014, the company has not granted any stock options to its executive directors and officers.

In 2013, the company granted:

•	150,000 options with an exercise price of $0.76 to a new director who joined NXT in January 2013.
•	150,000 options with an exercise price of $0.66 to its V-P Geosciences who joined the company in April 2013 (and who left NXT before the end of 2013, forfeiting all of these stock options, none of which had vested).
40	20-F for the year ended December 31, 2013

•	a total of 52,500 stock options with an exercise price of $0.86 per share were granted in July 2013 to directors in conjunction with board of director fees earned for the period January to June 2013.
•	20,000 options with an exercise price of $1.30 were granted to the new Corporate Secretary who joined NXT in August 2013 (and who has resigned from the company effective April 18, 2014).
•	a total of 65,000 stock options with an exercise price of $1.83 per share were granted in December 2013 to directors in conjunction with board of director fees earned for the period July to December 2013. All of these options had immediate vesting at the grant date.

In 2012, the company granted:

•	150,000 options with an exercise price of $0.89 to its new V-P Marketing & Sales in January 2012.
•	a total of 410,000 options were granted to five of the directors of the company, and a total of 420,000 options were granted to five officers of the company in July 2012, all with an exercise price of $0.86 per share.
•	a total of 90,000 options were granted to five directors of the company in December 2012, all with an exercise price of $0.76 per share.

In 2011, the company granted:

•	a total of 150,000 options with an exercise price of $0.53 (to replace the same number of options which had expired) and 80,000 options with an exercise price of $1.16 to its V-P Operations.
•	150,000 options with an exercise price of $1.16 to its new V-P Finance and CFO.
•	120,000 options with an exercise price of $1.16 to a new member of the board of directors.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 24, 2014. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the company.

41	20-F for the year ended December 31, 2013

Issued and outstanding stock options held by directors and officers of the company

(as of April 24, 2014)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$ 0.63	2-Dec-09	2-Dec-14	50,000
CEO & Director	$ 0.86	23-Jul-12	23-Jul-17	100,000
	$ 0.76	24-Dec-12	24-Dec-17	15,000
	$ 0.86	5-Jul-13	5-Jul-18	7,500
	$ 1.83	18-Dec-13	18-Dec-18	7,500
				180,000	6.8%
Andrew Steedman	$ 0.63	2-Dec-09	2-Dec-14	60,000
V-P Operations	$ 1.16	22-Jul-11	22-Jul-16	80,000
	$ 0.86	23-Jul-12	23-Jul-17	100,000
				240,000	9.1%
Greg Leavens	$ 1.16	22-Jul-11	22-Jul-16	150,000
V-P Finance & CFO	$ 0.86	23-Jul-12	23-Jul-17	100,000
				250,000	9.5%
John Agee	$ 1.16	22-Jul-11	22-Jul-16	120,000
Director	$ 0.86	23-Jul-12	23-Jul-17	30,000
	$ 0.76	24-Dec-12	24-Dec-17	30,000
	$ 0.86	5-Jul-13	5-Jul-18	15,000
	$ 1.83	18-Dec-13	18-Dec-18	20,000
				215,000	8.1%
Mickey Abougoush	$ 0.63	2-Dec-09	2-Dec-14	30,000
Director	$ 0.86	23-Jul-12	23-Jul-17	70,000
	$ 0.76	24-Dec-12	24-Dec-17	15,000
	$ 0.86	5-Jul-13	5-Jul-18	7,500
	$ 1.83	18-Dec-13	18-Dec-18	7,500
				130,000	4.9%
Charles Selby	$ 0.63	2-Dec-09	2-Dec-14	30,000
Director	$ 0.86	23-Jul-12	23-Jul-17	120,000
	$ 0.76	24-Dec-12	24-Dec-17	15,000
	$ 0.86	5-Jul-13	5-Jul-18	7,500
	$ 1.83	18-Dec-13	18-Dec-18	7,500
				180,000	6.8%
Thomas Valentine	$ 0.63	2-Dec-09	2-Dec-14	30,000
Director	$ 0.86	23-Jul-12	2-Dec-14	70,000
	$ 0.76	24-Dec-12	24-Dec-17	15,000
	$ 0.86	5-Jul-13	5-Jul-18	7,500
	$ 1.83	18-Dec-13	18-Dec-18	7,500
				130,000	4.9%
Krishna Vathyam	$ 0.76	25-Jan-13	25-Jan-19	150,000
Director	$ 0.86	5-Jul-13	5-Jul-18	7,500
	$ 1.83	18-Dec-13	18-Dec-18	15,000
				172,500	6.5%

Total number of stock options held by officers and directors				1,497,500	56.6%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of April 24, 2014 by persons who beneficially own 5% or more of the outstanding common shares of the company, each person who is a director of our company, each executive officer named in this Form 20-F, each individual referenced in Item 6.D above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares within 60 days of April 24, 2014 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person. We believe the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 44,766,376 common shares issued and outstanding as of April 24, 2014. This total of 44,766,376 excludes all outstanding options and warrants that are exercisable within 60 days of April 24, 2014 (see also footnote 5 below).

42	20-F for the year ended December 31, 2013

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 24, 2014 [5]	Percent of Common Shares [5]
Directors and Officers:
George Liszicasz 1 & 2	7,298,323	16.0%
Mickey S. Abougoush [1]	115,833	* [3]
John Agee [1]	323,000	* [3]
Charles Selby [1]	460,661	1.0%
Thomas E. Valentine [1]	65,833	* [3]
Krishna Vathyam [1]	65,000	* [3]
Greg Leavens [2]	191,500	* [3]
Andrew Steedman [2]	524,534	1.2%
Total D & O Common Shares	9,044,684	19.8%

Major Shareholders (> 5%):
Mork Capital Management, MCAPM, L.P., and Michael Mork [4]	3,280,394	7.3%
[1] Director of NXT
[2] Officer of NXT

[3] Beneficially owns less than one percent of total common shares

[4] based on information provided to the company as at April 24, 2014 by Mork Capital Management, MCAPM, L.P. and its principal, Mr. Michael Mork

[5] For each beneficial owner’s percent of common shares calculation, any stock options that they hold which are or become exercisable within 60 days of April 24, 2014 have been included in both the numerator and denominator for purposes of their individual calculation as follows:

	common	vested &
	shares	exerciseable
	held	options	total

Liszicasz	7,202,490	95,833	7,298,323
Abougoush	50,000	65,833	115,833
Agee	203,000	120,000	323,000
Selby	378,161	82,500	460,661
Valentine	-	65,833	65,833
Vathyam	-	65,000	65,000
Leavens	58,168	133,332	191,500
Steedman	384,534	140,000	524,534

	8,276,353	768,331	9,044,684

43	20-F for the year ended December 31, 2013

Major changes in percentage ownership of persons who beneficially own (as at the respective year end dates) 5% or more of the outstanding common shares of NXT in the last 3 years:

•	in May 2013, George Liszicasz acquired 2,000,000 common shares upon conversion of an initial total of 2,000,000 of the 10,000,000 preferred shares which he held.
•	Michael Mork acquired 200,000 common shares through participation in the company’s private placement financing that closed in February 2011, and acquired 200,000 common shares upon exercise of common share purchase warrants in November 2011.
•	George Liszicasz acquired 20,000 common shares through participation in the company’s private placement financing that closed in February 2011.

The following information is taken from the records of Olympia Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common shares. As of April 24, 2014 there were 148 registered holders of record of the company's common shares including 85 in the United States who collectively held 21,147,946 common shares, representing 47.2% of the 44,766,376 total issued and outstanding common shares of the company.

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

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2013 through the current date, April 24, 2014:

Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above.

The company retains as legal counsel a law firm of which one of its directors is a partner. In 2013, we incurred legal expenses of $39,966 with this firm, for which a total of $29,274 is included in accounts payable as at December 31, 2013.

Accounts payable and accrued liabilities at December 31, 2013 includes a total of $31,045 related to re-imbursement of expenses owing to persons who are directors and officers of the company.

Two officers of the company subscribed for a total of U.S. $40,000 of the private placement financing which closed in 2012. In March 2014, the one person who was still an officer of the company exercised a total of 13,334 common share purchase warrants (exercisable at US $1.20 per share) which were received in the 2012 private placement financing and acquired 13,334 common shares of NXT.

In March 2014, a director of the company exercised 50,000 stock options to acquire common shares of the company at an exercise price of $0.63 per share.

In February 2014, an officer of the company exercised 150,000 stock options to acquire common shares of the company at an exercise price of $0.53 per share.

44	20-F for the year ended December 31, 2013

C.	Interests of experts and counsel

Not applicable.

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

The following tables set forth the price history of the company’s common shares listed on the OTC BB in the United States and on the TSX Venture Exchange (“TSX-V”) in Canada.

45	20-F for the year ended December 31, 2013

		OTC BB		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
Prior fiscal years
Year ended	December 31, 2013	$ 1.99	$ 0.56	$ 2.04	$ 0.56
Year ended	December 31, 2012	$ 1.16	$ 1.60	$ 1.13	$ 0.59
Year ended	December 31, 2011	$ 1.29	$ 0.40	$ 1.20	$ 0.32
Year ended	December 31, 2010	$ 1.30	$ 0.23	$ 1.35	$ 0.31
Year ended	December 31, 2009	$ 1.39	$ 0.30	$ 1.48	$ 0.41

Prior Quarters
Quarter ended	Q1 - March 31, 2014	$ 1.80	$ 1.27	$1.93	$ 1.44
Quarter ended	Q4 - December 31, 2013	$ 1.99	$ 1.37	$ 2.04	$ 1.40
Quarter ended	Q3 - September 30, 2013	$ 1.61	$ 0.78	$ 1.65	$ 0.86
Quarter ended	Q2 - June 30, 2013	$ 0.85	$ 0.56	$ 0.86	$ 0.56
Quarter ended	Q1 - March 31, 2013	$ 0.87	$ 0.64	$ 0.86	$ 0.63
Quarter ended	Q4 - December 31, 2012	$ 1.08	$ 0.75	$ 1.03	$ 0.70
Quarter ended	Q3 - September 30, 2012	$ 1.16	$ 0.60	$ 1.13	$ 0.59
Quarter ended	Q2 - June 30, 2012	$ 1.05	$ 0.71	$ 1.05	$ 0.65
Quarter ended	Q1 - March 31, 2012	$ 0.98	$ 0.62	$ 0.91	$ 0.66

Last 6 months
Month ended	March 31, 2014	$ 1.56	$ 1.27	$ 1.73	$ 1.44
Month ended	February 28, 2014	$ 1.59	$ 1.39	$ 1.72	$ 1.54
Month ended	January 31, 2014	$ 1.80	$ 1.46	$ 1.93	$ 1.65
Month ended	December 31, 2013	$ 1.76	$ 1.42	$ 1.86	$ 1.48
Month ended	November 30, 2013	$ 1.75	$ 1.37	$ 1.83	$ 1.40
Month ended	October 31, 2013	$ 1.99	$ 1.53	$ 2.04	$ 1.55

B.	Plan of distribution

Not applicable.

C.	Markets

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

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

46	20-F for the year ended December 31, 2013

F.	Expenses of the issue

Not applicable.

ITEM 10.         ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and articles of association

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

47	20-F for the year ended December 31, 2013

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

Rights Attached to Preferred Shares - Series 1

NXT is authorized to issue up to 10,000,000 preferred shares - Series 1. In 2006, NXT issued 10,000,000 preferred shares - Series 1 (the “Series 1 Shares”), of which 8,000,000 were outstanding as at December 31, 2013, with the following material attributes:

Voting Rights

Subject to applicable law, the holders of the Series 1 Shares shall not be entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of NXT.

48	20-F for the year ended December 31, 2013

Dividends

The holders of the Series 1 Shares shall not be entitled to receive any dividends on the Series 1 Shares.

Conversion

The Series 1 Shares are convertible under the terms of the TTA (see Item 4.B.), until its expiry on December 31, 2015, as follows:

(a)	as to 20% of the total issued Series 1 Shares on December 31, 2006 (this conversion to common shares formally occurred in May, 2013);
(b)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach US $50 million;
(c)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach US $100 million;
(d)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach US $250 million; and
(e)	as to an additional 20% of the total issued Series 1 Shares on the date that gross cumulative aggregate revenues of NXT reach US $500 million.

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

The board of directors shall have the right at any time to cause the conversion of all or a portion of the Series 1 Shares at the discretion of the board.

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

The conversion of Series 1 Shares into common shares shall be evidenced by the holder delivering at any time during usual business hours at the head office of NXT:

(a)	written notice, signed by the holder, specifying the number of Series 1 Shares to be converted; and
(b)	the certificate or certificates representing the Series 1 Shares to be converted.

49	20-F for the year ended December 31, 2013

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

Meetings of Shareholders

NXT’s By-Laws provide that the board of directors shall call an annual meeting of shareholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting. NXT’s By-Laws provide that the board of directors may at any time call a special meeting of shareholders. Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a)	if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or
50	20-F for the year ended December 31, 2013

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

51	20-F for the year ended December 31, 2013

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

                                     (ii)      provides any financial service;

                                    (iii)      provides any transportation services; or

                                    (iv)      is a cultural business.

52	20-F for the year ended December 31, 2013

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary is not intended to be relied upon, and cannot be relied upon by you, for the purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

53	20-F for the year ended December 31, 2013

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the company.

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

54	20-F for the year ended December 31, 2013

If an entity or arrangement that is classified as a partnership (or pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not discuss the U.S. federal tax consequences to partners of entities or arrangements that are classified as partnerships. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

55	20-F for the year ended December 31, 2013

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

The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

56	20-F for the year ended December 31, 2013

Information Reporting; Backup Withholding Tax for Certain Payments

Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, including the requirements to file IRS Form 8938.

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

57	20-F for the year ended December 31, 2013

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2013. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

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

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” and the “Mark-to-Market Election”), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the company is a PFIC, the company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election under Section 1295 of the Code with respect of the company or any Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

F.	Dividends and paying agents

Not applicable – The company is filing this Form 20-F as an annual report.

G.	Statement by experts

Not applicable – The company is filing this form 20-F as an annual report.

H.	Documents on display

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We intend, although we are not obligated to do so, to furnish when requested by our shareholders quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders. For additional information on the company, please consult our website at www.nxtenergy.com, or the SEDAR website at http://sedar.com.

58	20-F for the year ended December 31, 2013

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2013 and to date in 2014, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

We currently hold our cash in both Canadian and U.S. currency, as we generally bill revenues in U.S. currency and hold certain monetary assets and liabilities in other foreign currencies. Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not currently engage in hedging activities to mitigate the effects of foreign currency fluctuation.

At December 31, 2013 we held U.S dollar cash, short term investments and restricted cash balances totaling US $3,099,167. Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars as at December 31, 2013 would have had a $309,197 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

At December 31, 2013 we held $5,822,998 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2013 would have resulted in approximately a $58,230 change in interest income for the year.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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

59	20-F for the year ended December 31, 2013

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

As of December 31, 2013 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in the Exchange Act Rule 13a-15(e).

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 1992, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our internal controls over financial reporting were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2013 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the company’s internal controls:

  Due to NXT’s limited number of staff, it is currently not feasible to achieve adequate segregation of incompatible duties. We mitigate this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and
  NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, valuation of US$ Warrants, and other complex matters. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

We are seeking to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit as we continue to expand our operations.

Based upon this review the Chief Executive Officer and the Chief Financial Officer have concluded that due to the foregoing material weakness, the company’s internal control over financial reporting are not effective as at December 31, 2013 and as a result its disclosure controls and procedures are not effective as at December 31, 2013. The company reached this conclusion based upon their assessment that there is more than a remote likelihood that its internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.

Changes in Internal Controls

During the period ended December 31, 2013, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

60	20-F for the year ended December 31, 2013

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

During 2013 the company did not significantly amend its Code of Ethics or grant any waiver, including any implicit waiver, from any provision of the Code of Ethics to any of its directors, officers or employees. Copies of NXT’s Code of Ethics are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, Canada, T2P 3E6.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2013 and 2012.

	2013	2012

Audit fees	$ 136,000	$ 126,480
Audit related fees – Colombia branch	15,434	38,500
	151,434	164,980
Tax fees	25,983	16,449
All other fees	-	-
Total fees	177,417	181,429

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

ITEM 16F.       CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

61	20-F for the year ended December 31, 2013

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

62	20-F for the year ended December 31, 2013

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed on June 29, 1998)
1.2	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed on June 29, 1998)
1.3	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 10 filed on June 29, 1998)
1.4	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000 (incorporated by reference to Exhibit 3.4 to our Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1999 as filed on July 28, 2000)
1.5	Articles of Amendment of Energy Exploration Technologies Inc. as filed with the province of Alberta, Canada on September 22, 2008 (incorporated by reference to Exhibit 1.8 to our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on June 29, 2009)
1.6	Amendment to the Articles of NXT Energy Solutions Inc. (incorporated by reference to Item V of Exhibit 99.1 to Form 6-K as filed on September 20, 2013)
1.7	NXT Energy Solutions Inc. By-Law No. 1 (incorporated by reference to Schedule “D” to Exhibit 99.2 to Form 6-K as filed on September 20, 2013)
2.1	Schedule of Series Provisions, Preferred Shares, Series I (incorporated by reference to Exhibit 99.5 to Form 6-K as filed on January 12, 2007)
2.2	Amended and Restated Stock Option Plan, dated October 26, 2012 (incorporated by reference to Schedule “A” to Exhibit 99.1 to Form 6-K as filed on November 2, 2012)
4.1	Form of Indemnification Agreement between Pinnacle Oil International, Inc. and each Director and Executive Officer (incorporated by reference to Exhibit 10.27 to the Registration Statement on Form 10 filed on June 29, 1998)
4.2	Second Amended and Restated Technical Services Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.3 to Form 6-K as filed on January 12, 2007)
4.3	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.4	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
4.5	Aircraft Use and Charter Agreement dated May 8, 2009 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F for the year ended December 31, 2008 as filed on June 29, 2009)
4.6	Form of Indemnity Agreement between NXT Energy Solutions Inc. and its Directors and Officers

63	20-F for the year ended December 31, 2013

4.7	Aircraft Use and Charter Agreement dated January 11, 2011 (incorporated by reference to Exhibit 4.43 to the Form 20-F for the year ended December 31, 2010 as filed on June 30, 2011)
8.1	List of Subsidiaries
11.1	Code of Conduct and Business Ethics
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2013
15.2	Consent of KPMG LLP

64	20-F for the year ended December 31, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	/s/ George Liszicasz
George Liszicasz
Director, Chairman, Chief Executive Officer and President

Dated: April 24, 2014

65	20-F for the year ended December 31, 2013

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

Dated: April 24, 2014

/s/ George Liszicasz
George Liszicasz
Chief Executive Officer and President

66	20-F for the year ended December 31, 2013

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

Dated: April 24, 2014

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

67	20-F for the year ended December 31, 2013

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 24, 2014

/s/ George Liszicasz
George Liszicasz
Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

68	20-F for the year ended December 31, 2013

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2013 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 24, 2014

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

69	20-F for the year ended December 31, 2013

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 24, 2014, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2013 and 2012  and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and notes, comprising a summary of sifnigicant accounting policies and explanatory information, which report is incorporated by reference in the December 31, 2013 annual report on Form 20-F of NXT Energy Solutions Inc.

Our report dated April 24, 2014, contains an explanatory paragraph that states that NXT Energy Solutions Inc. has uncertainty about the timing and magnitude of future revenues which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

April 24, 2014

Calgary, Canada

70	20-F for the year ended December 31, 2013