Form 20-F
period 2014-12-31
NXT Energy Solutions Inc.
filed 2015-04-30
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☒	Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014.
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

44,958,843 common shares and 8,000,000 convertible preferred shares outstanding as of December 31, 2014
(44,965,509 common shares and 8,000,000 convertible preferred shares outstanding as of April 27th, 2015).

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

Yes	☒	No	☐

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

20-F for the year ended December 31, 2014

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

20-F for the year ended December 31, 2014

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected financial data

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2012, 2011, and 2010 and the consolidated statements of income (loss) data for the years ended December 31, 2011 and 2010 is derived from our previous audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2014	2013	2012	2011	2010
Survey revenues	$3,913,367	$2,684,095	$10,937,575	$144,650	$443,011
Operating expenses
Survey costs	431,518	1,632,159	3,633,645	46,713	466,428
General and administrative	4,132,108	4,112,787	4,508,506	3,218,143	3,678,806
Stock based compensation expense	658,000	492,000	265,000	344,800	577,815
Amortization of property & equipment	67,162	85,484	125,015	160,478	164,065
	5,288,788	6,322,430	8,532,166	3,770,134	4,887,114
Other expense (income)
Interest expense (income), net	(50,824)	(25,455)	2,744	(16,353)	(9,923)
Foreign exchange (gain) loss	(158,817)	(150,350)	14,686	(28,209)	16,509
Other expense (income)	354,781	107,985	66,973	3,679	1,739
Increase (decrease) in fair value of US$ Warrants	42,800	1,371,500	(168,143)	-	-
	187,940	1,303,680	(83,740)	(40,883)	8,325
Income (loss) before income taxes	(1,563,361)	(4,942,015)	2,489,149	(3,584,601)	(4,452,428)
Income tax expense	-	399,546	426,421	-	-
Net income (loss) and comprehensive income (loss) for the year	(1,563,361)	(5,341,561)	2,062,728	(3,584,601)	(4,452,428)
Net income (loss) per share -
Basic	$(0.04)	$(0.13)	$0.05	$(0.10)	$(0.14)
Diluted (1)	$(0.04)	$(0.13)	$0.04	$(0.10)	$(0.14)
Weighted average # of common shares outstanding
Basic	44,375,540	41,660,190	40,453,392	35,696,620	32,774,974
Diluted (1)	44,375,540	41,660,190	48,790,462	35,696,620	32,774,974

# of common shares outstanding	44,958,843	42,418,326	39,554,959	34,757,396	30,826,796

(1) in periods with a loss, the Diluted total excludes the 8,000,000 outstanding convertible preferred shares, as their effect is anti-dilutive.

20-F for the year ended December 31, 2014

Balance Sheet Data

(expressed in Canadian Dollars)
	2014	2013	2012	2011	2010

Working capital (deficiency)	$5,029,013	$1,618,719	$4,948,556	$(336,520)	$831,974

Current assets	5,811,639	6,577,175	7,130,383	2,796,492	1,419,246
Restricted cash	-	-	-	74,135	101,856
Property and equipment, net	237,464	262,818	327,839	404,301	525,804
Total assets	6,049,103	6,839,993	7,458,222	3,274,928	2,046,906

Current liabilities	782,626	4,958,456	2,181,827	3,133,012	587,272
Long-term liabilities	50,000	64,560	61,813	57,953	62,597
Total liabilities	832,626	5,023,016	2,243,640	3,190,965	649,869

Shareholders’ equity
Common shares	65,792,307	61,340,321	56,623,686	53,756,687	52,031,435
Preferred shares	232,600	232,600	3,489,000	3,489,000	3,489,000
Contributed capital	6,400,789	5,889,914	5,406,193	5,205,301	4,659,026
Deficit	(67,920,154)	(66,356,793)	(61,015,232)	(63,077,960)	(59,493,359)
Accumulated other comprehensive income	710,935	710,935	710,935	710,935	710,935
	5,216,477	1,816,977	5,214,582	83,963	1,397,037

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

Date	US$ per Cdn$ Exchange Rates

Last 6 months ended	High	Low
March 31, 2015	0.8039	0.7811
February 28, 2015	0.8063	0.7915
January 31, 2015	0.8527	0.7863
December 31, 2014	0.8815	0.8589
November 30, 2014	0.8900	0.8751
October 31, 2014	0.8980	0.8858

Last Quarter & Last 5 Years	Average
Quarter ended March 31, 2015	0.8057
Year ended December 31, 2014	0.9054
Year ended December 31, 2013	0.9710
Year ended December 31, 2012	1.0004
Year ended December 31, 2011	1.0111
Year ended December 31, 2010	0.9709

	Ending
April 27, 2015	0.8232

B.           Capitalization and indebtedness

Not applicable.

20-F for the year ended December 31, 2014

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

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services can be impacted by oil and natural gas price changes. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contract will also likely decline.

Our financial position is affected by foreign currency fluctuations.

We currently conduct cash transactions, and have holdings in Canadian dollars, U.S. dollars and a minor amount of Colombian pesos. We currently earn revenues in U.S. dollars, and potentially may earn revenues in Canadian dollars and other foreign currencies. Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies. See Item 11.

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies, yet report our financial results in Canadian dollars. Furthermore we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the company's business, financial condition and results of operations.

20-F for the year ended December 31, 2014

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

In 2009, we entered into a charter agreement with Air Partners Corp., a Calgary, Alberta based international aircraft charter operator, to supply aircraft services for our survey requirements. This agreement is being renewed on an annual basis and currently covers a 12-month period expiring December 31, 2015. This original agreement has been included in this Form 20-F as Exhibit No. 4.6.

Although various charter operators have provided aircraft charter services since the disposal in 2003 of a previously owned aircraft, there is a risk that suitable aircraft may not be available from charter operators when needed.

If a chartered aircraft is not available, then we may have no option but to purchase a company owned aircraft and then engage a third party to operate the aircraft. A future requirement to acquire an aircraft would place significant strain on the financial and operational resources of the company. There is a risk that we would not have the financial resources or operational capacity to acquire an aircraft within an acceptable time frame to meet operational requirements.

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

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our Chief Executive Officer (“CEO”), president and director, wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. See also Item 7.B.

20-F for the year ended December 31, 2014

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

Our rights to ownership and use of SFD® technology depends on Mr. Liszicasz, our President & CEO and a director, having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA. (For a full history of the TTA see Item 4.A., Information on the Company - History and development of the company, and Item 4.B., Business Overview – Technology Transfer Agreement).

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

20-F for the year ended December 31, 2014

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

We have a dependence on Mr. Liszicasz to be involved in the SFD® data interpretation process, and to continue to enhance our technology. We are working to minimize this dependency on one individual. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently a total of six persons, two of which are highly experienced, (with two additional persons currently in process of training) are trained to interpret SFD® signals.

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

Within the province of Alberta the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

A single major shareholder who is also a board member and an officer of the company retains the ability to influence or control the company and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our principal executive officer and largest shareholder, owns, as of April 27, 2015, approximately 16% of the common shares outstanding and therefore has a substantial influence in all shareholder matters. Additionally, he holds 8,000,000 convertible preferred shares, which are convertible on a one-to-one basis into NXT common shares at NXT’s option on or before their maturity date of December 31, 2015 or subject to conditions including NXT meeting cumulative revenue milestones. If all 8,000,000 of the preferred shares were to be converted and there was no other change in our share structure, he would own approximately 27% of the then outstanding common shares.

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

20-F for the year ended December 31, 2014

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

There is a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

You will be subject to the penny stock rules to the extent our stock price on the OTCQB is less than $5.00.

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission (the “SEC”), to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

20-F for the year ended December 31, 2014

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

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology. Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee and only one officer has access or knowledge of all aspects of the SFD® system. Currently, no third party has any significant knowledge of the technology. As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

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

20-F for the year ended December 31, 2014

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations, and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage, and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged we may be unable to conduct SFD® surveys for several months following an accident.

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

We are organized under the laws of Alberta, Canada and substantially all of our assets are normally located in Canada. In addition, all but two of our current members of our board of directors and all of our officers are residents of Canada. As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

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

20-F for the year ended December 31, 2014

Currently, there are no restrictions (other than local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

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

If we encounter government regulation and restrictions that impact or prevent us from conducting surveys in any country, then we will not be able to earn revenue in the country and we may be exposed to forfeiting any performance bonds which may have been issued.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and development of the company

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary Stress Field Detection (“SFD®”) remote sensing airborne survey system. SFD® and NXT® are both registered trademarks of NXT Energy Solutions Inc.

20-F for the year ended December 31, 2014

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

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we acquired the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

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

Our business does not rely on significant capital expenditures. The company has made capital expenditures for property and equipment of $41,808, $20,463, and $48,553, respectively for the last three fiscal years 2014, 2013, and 2012. These expenditures relate largely to upgrades to office computer equipment and SFD® survey equipment.

The company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

20-F for the year ended December 31, 2014

B.           Business overview

Description of the nature of the company’s operations and principal activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structure, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is effective over wide areas where surveys often exceed 5,000 square kilometers. The SFD® survey system has been shown effective by clients to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we have not invested either directly or indirectly in exploration or development wells or engage in other exploration or production activities. Our current business model minimizes our capital requirements thereby conserving cash, and minimizes any perceived or real conflicts between the interests of NXT and its survey clients.

NXT’s primary business model is to earn revenues by conducting SFD® surveys for clients on a fee-for-service basis. Secondly, we may be able to negotiate to earn revenue from gross overriding royalty income and/or other incentive fees from clients should they generate production on areas recommended by SFD® surveys. Finally, in the future, we may earn a fee by providing other related geological and geophysical integration services to clients.

Our objective is to obtain broad industry acceptance and appreciation of the value of our SFD® survey system. The main obstacle in achieving this objective is the oil and gas industry’s skepticism related to the adoption of any early-stage technology. Accordingly industry professionals are seldom prepared to devote resources or stake their professional reputation on an early stage technology. This reluctance is particularly acute when the fundamental science related to the technology is complex and not easily understood, as is the case with SFD®.

Our strategy to overcome skepticism in order to gain industry acceptance of SFD® include maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits). Our specific tactics include:

1.	Focus the majority of sales resources on high profile primary markets which offer the maximum opportunity for success (such as Mexico, Colombia);

2.	Build upon success in this initial market, and step out to other markets (such as Argentina, Bolivia, Peru, Brazil) in Latin America, and in South Asia (Pakistan);

3.
Pursue requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

20-F for the year ended December 31, 2014

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

Description of the principal markets in which the company competes

Overview of markets

We have an opportunity to provide our services to any region in the world that conducts oil and gas exploration activities. However, we choose to be strategic and focus our limited sales resources in the early stages of commercialization on a limited number of markets.

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years is as follows:

Year ended December 31	2014	2013	2012
North America (United States)	$3,913,367	$-	$-
South Asia (Pakistan)	-	2,659,292	-
Central America (Mexico, Belize, Guatemala)	-	24,803	6,403,534
South America (Colombia, Argentina)	-	-	4,534,041
	3,913,367	2,684,095	10,937,575

North America Market

We began marketing the SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada we earned survey revenue of $1.2 million, $5.6 million, and $2.9 million respectively in the fiscal years 2006, 2007 and 2008.

There were no revenues generated in North America for 2010, 2012 or 2013.

In Q1-2014 we completed for a new client two survey projects in Texas and Florida, US, with a total value of $3.9 million.

In 2011, we completed a US $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based client. The purpose of the pilot survey was to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment, over an area containing both large blanket gas and small oil fields.

Latin America and Central American Markets

In 2008 exploration activity seriously diminished in Canada as a result of the world-wide credit crisis and falling natural gas commodity prices. In response, in late 2008 we looked to international markets for new revenue opportunities, especially where there were emerging, frontier-type exploration markets. Latin and Central America became a target market for us, with Colombia viewed as an attractive initial proving ground.

Colombia has many characteristics desirable for achieving market success for our SFD® survey system. With a business-friendly approach and practical resource policies, Colombia attracts a large number of exploration and production companies from around the world. In Colombia there are obstacles to acquire geological and geophysical data as required to properly evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost and time required to shoot seismic programs, particularly on-shore. SFD® can be a very effective tool to help overcome these obstacles.

20-F for the year ended December 31, 2014

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

In 2012, SFD® surveys were conducted in several new markets, including Argentina, Guatemala, Belize and most importantly Mexico. Our first contract with the Petroleos Mexicanos ((“PEMEX”), the National Oil Company of Mexico) was for US $4.7 million, which was subsequently expanded before its completion to a total of US $5.8 million. This was a significant milestone for NXT, as it was our single largest contract to date, and it was able to be delivered in roughly 4 months. Mexico continues to be a primary target market to pursue for new SFD® survey opportunities.

South Asia Market

In late 2010, we started to negotiate a US $2.66 million contract to conduct a survey in Pakistan. This opportunity arose through established prior relationships between our geophysical staff and key decision makers in the client’s exploration management. However, the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Due to lengthy delays in securing approvals from all the relevant government bodies, the survey was not able to be commenced until late 2012, and was completed in Q1-2013. Our client subsequently presented the results of this project at an industry conference in Pakistan in November 2013, and this exposure has led to interest from new parties who are active in exploration in the region.

Description of seasonality of the company’s main business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the size and timing of a limited number of survey contracts each year.

Description of the sources and availability of raw materials

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business. Our main direct project input costs are aircraft charterhire (and related fuel) and data interpretation staff. None of these expenses have been subject to significant price volatility.

In order to conduct our survey operations we require the following:

•	Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies.

In early 2009, in preparation for serving an international client base, we entered into a charter agreement with Air Partners Corp. (“Air Partners”), a Calgary based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. Further details of this agreement are noted in the “Item 4.B – Business Overview - Summary information on dependence on patents, licenses and contracts” section below.

•
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

20-F for the year ended December 31, 2014

•
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

Description of marketing channels

We largely use direct sales methods with some use of commissioned sales representatives in international markets.

Summary information on dependence on patents, licenses and contracts

Patents

We have not yet received any patents on our SFD® technology. However, we understand that we may be able to obtain worldwide patents in the future. In May 2012, we commenced a “provisional” patent application process in the US, and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited confidential terms) or released in any manner into the public domain. See also Item 3.D Key Information – Risk factors.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a US based leader in IP protection, is advising on our IP strategy, including the prior filing of an initial US provisional patent application in May 2013. In November, 2014, NXT filed a related patent amendment submission in the US and commenced to undertake new patent applications in select strategic international markets.

Technology Transfer Agreement (TTA)

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

20-F for the year ended December 31, 2014

At December 31, 2015, the SFD® technology can be retained by NXT by either:

•
if we earned cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015, NXT can choose to retain the SFD® technology by issuing Mr. Liszicasz an additional 1,000,000 common shares and converting all of the then outstanding preferred shares; or

•
if we did not earn cumulative aggregate gross revenue of US $500 million or more in the 9-year period ended December 31, 2015, NXT can choose to retain the SFD® technology by immediately converting all of the then outstanding preferred shares.

NXT has the option at December 31, 2015 to redeem any remaining unconverted preferred shares for a price of $0.001 per share and forfeit our rights to the SFD® technology, at which point it can be reacquired by Mr. Liszicasz for $10.00.

Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in US$, and calculated in accordance with US GAAP. As at the current date April 27, 2015, the Company has generated cumulative revenue of approximately US $29.5 million that is eligible to be applied to the above noted conversion thresholds as defined in the TTA.

NXT intends to continue to develop the SFD® technology, and retain it by exercising NXT’s option to convert the preferred shares in 2015. NXT’s board of directors is assessing the merits of accelerating the conversion (subject to regulatory considerations) in advance of the December 31, 2015 maturity date.

The following schedule provides a summary of the ownership of the preferred shares as of April 27, 2015:

Owner of Preferred Share	Preferred Shares Owned	Percent of Class of Share
George Liszicasz, President & CEO, and a Director	8,000,000	100.0%

See “Item 10.B – Memorandum and articles of association – Rights Attached to Preferred Shares – Conversion” below.

In January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which are expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights are subject to certain vesting provisions and will entitle the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77 and will expire on December 31, 2015. A total of 365,000 of these Rights were granted to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

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

Air Partners Aircraft Charter Agreement

In May 2009, we executed an aircraft charter agreement with Air Partners Corp. (“Air Partners”), a subsidiary of Morgan Air Services, which has been providing aviation services worldwide since 1983. This agreement currently gives NXT priority access, on an as-needed basis, to two Citation 560 series jet aircraft, which are well suited for both domestic and international operations, and which have been modified to meet our SFD® survey operations requirements.

20-F for the year ended December 31, 2014

The Air Partners’ service includes providing all aircraft personnel (including pilots, aircraft maintenance engineers and administration), insurance, aircraft maintenance, servicing and grooming all in accordance with Transport Canada and other regulatory standards.

The original term of this agreement was for a term of one year which has been extended through successive contract renewals. The current contract will expire on December 31, 2015. Our annual commitment is based upon chartering in aggregate a minimum of 100 aircraft hours per year. Any flight hours that may become required in excess of this 100 hour minimum shall be made available to us for survey operations subject to aircraft and crew availability.

NXT’s minimum aircraft charterhire commitment to be met by the end of the 2015 annual contract period is $641,250 (including a short-fall carried forward from the 2014 contract year). As part of the 2015 annual renewal of the charter agreement, NXT has made a deposit payment of $168,750 in February 2015, and an additional $135,000 is due by June 30, 2015. This total of $303,750 will be held as non-refundable deposits to be applied, as utilized to September 30, 2015, against the charterhire commitment carried forward from 2014.

As at April 27, 2015 the company has not yet met any portion of its $641,250 total 2015 annual charter hire commitment under this agreement.

The Air Partners Aircraft Charter Agreement dated January 11, 2011 is included as Exhibit 4.6 to this Form 20-F.

Basis for statements made regarding competitive position

Our SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that we believe is technically superior to other airborne survey systems. To our knowledge there is no other company employing technology comparable to our SFD® survey system for oil and natural gas exploration.

Seismic is the standard technology used by the oil & gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. Our system may reduce the need for seismic in wide-area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations. The seismic industry is very competitive with many international and regional service providers.

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

20-F for the year ended December 31, 2014

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

C.           Organizational structure

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%

In addition, as at April 27, 2015, NXT is in process of finalizing the incorporation (in Alberta) of a new entity, which would initially be a wholly-owned subsidiary prior to it seeking to raise external equity financing. It is intended that post financing, this entity would then undertake oil & gas exploration activities using a specified portion of NXT’s proprietary SFD® data.

20-F for the year ended December 31, 2014

D.           Property, plant and equipment

Oil and Gas Properties
We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. Additionally, we are entitled to receive gross over-riding royalty (“GORR”) interests on production from portions of certain lands where we conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia, Canada. Royalty revenue is not significant at this time, and there is no certainty that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements prior to the expiry of the landowners related mineral leases. No asset value has been recorded in the financial statements for these GORRs.

Facilities / office premises
Our current head office is a 7,087 square foot leased office space located at Suite 1400, 505-3rd Street SW, in Calgary, Alberta, Canada. The original six year lease was entered into on November 1, 2006 and was subsequently extended. The current monthly minimum lease payment (including the company’s share of estimated building operating costs) is $26,894 to the lease expiry on July 31, 2015.

In July 2015, NXT will move to new office premises (11,298 square feet) at 3320 – 17th Avenue SW in Calgary under a 10 year lease at an initial estimated minimum monthly lease payment of $42,368 (including building operating costs) commencing in October, 2015. See also Item 5.F “Contractual Obligations”.

Equipment
Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

•
Stress Field Detector - the stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology. SFD® sensors respond to changes in subsurface stress. These responses are transformed through a passive transducer into electronic digital signals. Airborne surveys are normally conducted utilizing an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 development sensors, allowing the acquisition of multiple independent SFD® signals responses at all points of a survey.

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

20-F for the year ended December 31, 2014

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

A.           Operating results

Overall Operational Performance

Selected Annual Information
	For the year ended December 31
	2014	2013	2012

Survey revenue	$3,913,367	$2,684,095	$10,937,575
Net comprehensive income (loss)	(1,563,361)	(5,341,561)	2,062,728
Net income (loss) per common share - basic	$(0.04)	$(0.13)	$0.05
Net income (loss) per common share - diluted	$(0.04)	$(0.13)	$0.04
Net cash generated by (used in) operating activities	(3,581,186)	(774,958)	792,992
Cash and short term investments	5,224,065	5,769,077	5,107,594
Total assets	6,049,103	6,839,993	7,458,222
Long term liabilities	50,000	64,560	61,813

Financial Highlights for 2014

•
In Q1-14, we completed US $3.7 million of survey projects with a new client, Kerogen Exploration LLC (“Kerogen”), which included surveys in both Texas and Florida. Based on initial results delivered to Kerogen, the initial project was expanded in a short period of time from US $1.1 million to an overall total of US $3.7 million.

•	We incurred a net loss of $1,563,361 for 2014, compared to net loss of $5,341,561 in 2013.

•
We received proceeds of $2,735,995 from the exercise of a total of 2,057,852 common share purchase warrants (exercise price of US $1.20 per share) which were issued in the 2012 private placement equity financing.

•	We had cash and short-term investments of $5,224,165 at the end of 2014.

•	Operating activities (including the net change in non-cash working capital balances) used net cash of $3,581,186 in 2014, compared to a $774,958 net use of cash in 2013.

Financial Highlights for 2013

•	In Q1-13, we completed a US $2.7 million survey project for Pakistan Petroleum Ltd., a new national oil company client.

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

20-F for the year ended December 31, 2014

Financial Highlights for 2012

•
We realized a significant expansion in survey activity in 2012, completing projects in a total of 4 different countries (Colombia, Argentina, Guatemala, and Mexico), and generated revenues of $10,937,575.

•	Net income for the year was $2,062,728 for 2012, compared to a loss of $3,584,601 in 2011.

•	Operating activities generated net cash of $792,992 in 2012, compared to a $1,756,515 net use of cash in 2011.

•	Cash and cash equivalents increased by $3,543,648 to $5,052,594 as at the end of 2012 and total net working capital increased by $5,285,076 to $4,948,556 at the end of 2012.

•	Net proceeds of $2,886,024 were raised in 2012 from the completion of a private placement equity financing.

Net Income (Loss)
	2014	2013	2012

Survey revenue	$3,913,367	$2,684,095	$10,937,575
Expenses
Survey costs	431,518	1,632,159	3,633,645
General and administrative	4,132,108	4,112,787	4,508,506
Stock based compensation expense	658,000	492,000	265,000
Amortization of property and equipment	67,162	85,484	125,015
	5,288,788	6,322,430	8,532,166

Other expense (income), net	187,940	1,303,680	(83,740)
Income (loss) before income taxes	(1,563,361)	(4,942,015)	2,489,149
Income tax expense	-	399,546	426,421
Net income (loss) for the year	(1,563,361)	(5,341,561)	2,062,728

Expenses for the years ended December 31, 2014, 2013 and 2012

Survey costs – these costs depend on the number of survey projects conducted and completed in each fiscal year. We apply the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which the overall survey recommendations report is delivered to our client. Survey costs may also periodically include expenses related to some R&D and equipment test flights (as was the case in 2014 and 2013) as well as aircraft maintenance charges, which are not necessarily directly related to projects undertaken.

2014 reflects completion of US $3.7 million of survey projects in the US, while 2013 reflected completion of a US $2.7 million contract which commenced in Pakistan in December 2012, and which was completed and delivered in Q1-13. 2013 also includes revenues of $24,850 related to a small survey which was flown in Belize in fall 2012, and completed in Q1-13. The Belize project in 2013 also included potential additional future revenues to NXT, which are contingent upon future events, and as such, will be recognized if and when received.

The survey contract conducted in Pakistan in Q1-13 had some categories of costs which were higher, and thus a lower profit margin, and a higher rate of foreign income tax withholdings, than the surveys which were completed in 2012. This project was originally negotiated in 2010, at a survey rate per km that was lower than the average which was in effect in 2011.

As noted previously, surveys were completed in a total of four countries in 2012, whereas 2011 reflected a single, small scale survey. Survey costs include aircraft charter, fuel, and related permits and logistics, plus local travel and accommodations incurred. Survey costs as a percentage of revenue is not directly comparable each year, as costs can be a function of non-controllable factors such as weather and permitting delays, and if the project was subject to sales commissions or local sales taxes. For example, survey costs in 2012 included sales commissions of US $696,977 for projects completed in 2012 (and $nil in 2011).

20-F for the year ended December 31, 2014

Also, there will be inherent cost differences between operating in Colombia or elsewhere in Latin America as compared with Canada and the United States. Costs incurred to mobilize and demobilize the survey aircraft and crews will vary widely, depending on the distance travelled to the survey location. In addition, in some foreign countries we may incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several additional weeks to fly them. These delays result in additional aircraft, crew and accommodation costs.

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2014	2013	2012
Salaries, benefits and consulting charges	$2,383,388	$2,050,587	$2,397,859
Board, professional fees, and public company costs	612,847	802,450	779,346
Premises and administrative overhead	599,230	584,778	632,058
Business development	433,441	544,642	464,262
Colombia office	103,202	130,330	234,981
Total G&A	4,132,108	4,112,787	4,508,506

While total G&A for 2014 of $4.1 million is comparable to 2013 period, the overall net changes in G&A expense within the five individual categories noted above reflect several factors:

•	staff levels were slightly higher in 2014 as compared to 2013.

•	board, professional fees, & public company costs decreased in 2014 primarily due to lower expenses for discretionary investor relations activities.

•	business development costs are affected by the timing of discretionary international trips, and for 2013 there was a higher number of international tradeshows and conferences attended.

•	NXT previously maintained a one person administrative office in Colombia, and this person was laid off in Q3-14 due to an ongoing lack of survey activity in the region.

The overall net $0.4 million decrease in G&A expense in 2013 was a combination of several factors:

•
although staff levels were higher in 2013 (rose mainly in the second half of 2012), a lower level of overall consulting fees were incurred due to a reduced headcount of consultants utilized. Also, the 2012 period included performance bonus expense of $352,000 related to the record survey activity and profit achieved in 2012.

•	2013 reflected slightly increased costs for such items as insurance and legal fees, partially offset by a decrease in investor relations activities.

•	premises overhead costs declined slightly for 2013, primarily due to a decrease in average monthly base rent costs following a renewal of the office lease from November 2012.

•
a high level of business development costs were incurred in 2012 and 2013, primarily related to expanding awareness of the SFD® technology, including costs of international tradeshows and conferences. The 2013 total included costs incurred in expanding on a 2013 geophysical data “integration study” which we undertook with our new client PEMEX, as well as hosting a technology workshop for PEMEX staff in Mexico in Q3-13.

•	the Colombia office had much lower levels of activity, and a slightly reduced salary level, for 2013 as a result of there being no survey activity in the country in 2013.

20-F for the year ended December 31, 2014

G&A increased significantly in 2012 as compared to 2011, rising by $1,290,363 or 40%, due largely to the increase in survey activity, and the requirement to increase our headcount of operations and administration staff. In addition, with an increase in financial resources, we expanded efforts in the areas of investor relations and market awareness as well as client prospecting.

Stock Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

There were a lower average number of stock options outstanding in 2014 (total of 2,541,435 as at the end of Q4-14 as compared to 2,888,100 at the end of Q4-13). Total SBCE for the 2014 periods, however, is higher than the 2013 totals, as it includes additional expense recognized related to new “Rights” which were issued in January 2014 (see discussion in “Item 4.B – Technology Transfer Agreement” related to the convertible preferred shares) as follows:

	2014	2013	2012
SBCE recognized related to:
Stock options	$432,000	$492,000	$265,000
Rights	226,000	-	-
	658,000	492,000	265,000

The SBCE totals for 2013 were higher than in 2012 due to a higher number of stock options being outstanding in 2013, following the issuance of a large number of stock options in the Q3-12 period. Also, a number of stock options which were issued in Q4-13 had immediate vesting, resulting in the full expense being recognized in the Q4-13 period, rather than being amortized over the standard three year vesting period.

Amortization expense – most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. In the last 3 years, capital spending has been minimal, resulting in declining levels of amortization expense.

Other Expense (Income)

For the year ended December 31	2014	2013	2012
Interest expense (income), net	$(50,824)	$(25,455)	$2,744
Foreign exchange (gain) loss	(158,817)	(150,350)	14,686
Other expense, net	354,781	107,985	66,973
Increase (decrease) in fair value of US$ Warrants	42,800	1,371,500	(168,143)
	187,940	1,303,680	(83,740)

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for office equipment, and varies by year based on the level of cash available for investment.

Foreign exchange (gain) loss – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US$, Canadian dollar and to a minor extent, the Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the US$ or COP, cash held in US$ or COP will decline in value and this decline will be reflected as a foreign exchange loss in the period. We normally hold cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we occasionally are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments issued for projects in certain foreign countries.

20-F for the year ended December 31, 2014

Other expense, net – this category includes primarily discretionary costs related to intellectual property filings (which had a high level of activity in the Q4-14 period) and R&D activity related to the SFD® technology. “Other, net” includes ongoing other net expenses related to pre 2009 minority interests in oil & gas activities (these expenses are net of minor revenues from gross over-riding royalties (“GORR”) on certain properties).

NXT has certain asset abandonment and reclamation obligations (“ARO”) related to our historical minority working interests in various oil and gas wells in which NXT had participation prior to 2005. At December 31, 2014, the ARO is estimated to be $50,000, based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

In the Q4-14 period, NXT incurred significant geotechnical and consulting costs related to conducting a feasibility study undertaken with the aim of monetizing the value of specific portions of our proprietary SFD® data library. Total costs, by category, were as follows:

	2014	2013	2012
Other expenses incurred re:
Intellectual property and R&D	$148,975	$93,585	51,700
Other, net	(7,435)	14,400	15,273
Feasibility study	213,241	-	-
	354,781	107,985	66,973

Change in fair value of US$ Warrants – we previously had outstanding common share purchase Warrants (which had a US $1.20 exercise price and a term of two years to expiry in March and May, 2014) that were issued in a $3.2 million private placement equity financing in early 2012. As these warrants were denominated in a currency other than the company's Canadian $ functional currency, they were classified as "derivative instruments" under US GAAP, and were recorded on a fair value basis at each period end (a total of $1,238,000 as at December 31, 2013 and $241,000 at December 31, 2012). This balance was adjusted to its estimated fair value at each period end (until expiry of the warrants in early 2014), based on the number of warrants outstanding. These derivative instruments were classified as a liability balance, but did not require any ongoing outlay of cash.

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

	Q4-14	Q3-14	Q2-14	Q1-14
	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Survey revenue	$-	$-	$-	$3,913,367
Net income (loss)	(1,532,466)	(1,330,167)	(1,286,461)	2,585,733
Income (loss) per share - basic	(0.03)	(0.03)	(0.03)	0.06
Income (loss) per share - diluted	(0.03)	(0.03)	(0.03)	0.05

20-F for the year ended December 31, 2014

	Q4-13	Q3-13	Q2-13	Q1-13
	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013	Mar 31, 2013
Survey revenue	$ -	$ -	$ -	$ 2,684,095
Net income (loss)	(1,633,189)	(2,522,165)	(1,150,628)	(35,579)
Income (loss) per share - basic	(0.04)	(0.06)	(0.03)	(0.00)
Income (loss) per share - diluted	(0.04)	(0.06)	(0.03)	(0.00)

Q4-14 to Q3-14 comparison – NXT had survey revenue of $nil ($nil in Q3-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $33,221 ($54,472 in Q3-14), and SBCE of $186,000 ($191,000 in Q3-14).

Q3-14 to Q2-14 comparison – NXT had survey revenue of $nil ($nil in Q2-14), survey costs (related to equipment test flights) of $54,472 ($10,637 in Q2-14), and SBCE of $191,000 ($150,000 in Q2-14).

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ common share purchase Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13). Two survey projects (in Florida in Texas) commenced for a US based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

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

Q1-13 to Q4-12 comparison – Q1-13 reflects primarily the completion of the Pakistan survey project, whereas Q4-12 reflects completion of a larger contract which was performed in Mexico for PEMEX. NXT had survey revenue of $2,684,095 ($5,727,392 in Q4-12), SBCE of $100,000 ($59,000 in Q4-12) and survey costs of $1,542,248 ($1,277,768 in Q4-12). In addition, a non-cash income amount of $172,000 ($336,000 in Q4-12) was recognized in relation to adjusting the fair value of the US$ Warrants, and income tax expense of $399,546 ($216,807 in Q4-12) was recognized related to foreign with-holding taxes incurred on the Pakistan survey project. Q1-13 reflects a small net loss of $35,579, as compared to a net income of $3,087,323 for Q4-12.

20-F for the year ended December 31, 2014

B.           Liquidity and capital resources

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

NXT's cash and cash equivalents plus short-term investments at the end of Q4-14 was $5.2 million The total at each quarter end excludes any amounts classified on the Balance Sheet as restricted cash, which is required periodically as security related to performance of certain foreign survey contracts. Security issued by NXT is normally in the form of bank letters of credit (often for a term of 12 to 15 months), such as were issued to undertake a survey in Guatemala in 2012. The restricted cash balances were released to NXT when the related letters of credit expired in 2014.

Significant progress has been made in the recent past in securing new revenue contracts and expanding our working capital. NXT's ability to continue as a going concern, however, remains dependent upon our success in being able to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the US$ common share purchase Warrants (which had a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months.

NXT has no secured debt, and had total “net working capital” of $5.0 million as at Q4-14, compared to a total of $1.6 million at Q4-13, as follows:

	December 31,	December 31,	net change
	2014	2013	2014 YTD
Current assets (current liabilities):

Cash and cash equivalents	$50,635	$3,319,627	$(3,268,992)
Short-term investments	5,173,430	2,449,450	2,723,980
	5,224,065	5,769,077	(545,012)
Restricted cash	-	53,921	(53,921)
Accounts receivable	248,930	295,879	(46,949)
Prepaid expenses and other	338,644	158,456	180,188
Accounts payable and accrued liabilities	(782,626)	(939,355)	156,729

Net working capital before the undernoted items	5,029,013	5,337,978	(308,965)
Additional asset (liability) amounts:

Work-in-progress	-	299,842	(299,842)
Deferred revenue	-	(2,781,101)	2,781,101
Fair value of US$ Warrants	-	(1,238,000)	1,238,000
	-	(3,719,259)	3,719,259
Net working capital	5,029,013	1,618,719	3,410,294

20-F for the year ended December 31, 2014

This discussion includes references to terms such as “net working capital” and “net working capital before the undernoted items”, which do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time. Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress, deferred revenue and the fair value of US$ Warrants balance. Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as the fair value of US$ Warrants and deferred revenue balances) as at the period end date.

The significant increase in net working capital in 2014 to a total of $5.0 million at the end of Q4-14 is primarily due to:

•	the receipt in 2014 of exercise proceeds of $2.7 million upon exercise of 2,057,852 of the US$ Warrants.
•	receipt of final progress billings of $1.2 million, and reversal of the Q4-13 $2.7 million deferred revenue balance, following completion and delivery of the US survey projects in Q1-14.
•	the reversal (due to exercises and expiries) in 2014 of the $1.2 million recorded at Q4-13 for the fair value of the remaining 3,656,121 US$ Warrants which were then outstanding.

As noted previously, the fair value of US$ Warrants balance relates to the estimated fair value of the common share purchase Warrants (which had a US$ 1.20 exercise price) which were issued in the private placement financings in early 2012. Prior to Q4-14, this balance was adjusted to its estimated “fair value” at each period end (until expiry of the Warrants in March and May, 2014), based on the number of Warrants outstanding. These derivative financial instruments are classified in the balance sheet as a liability, but do not require any ongoing outlay of cash. These US$ Warrants had a term of two years, and all of them were either exercised or expired by the end of Q2-14.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. Deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, work-in-progress ("WIP", a current asset) relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. The WIP balance at December 31, 2013 related to costs incurred on the US survey projects which were completed in March, 2014.

Also, deferred revenue represents only the portion of progress billings that were issued to the quarter end on the uncompleted contracts. The total as at Q4-13 related to the two US survey projects which were underway at year end.

The decreased total of accounts payable and accrued liabilities at Q4-14 as compared to Q4-13 is largely due to there being no survey activity in Q4-14.

The following summarizes NXT's net cash flows, and the total cash plus short-term investments held at the end of the periods:

20-F for the year ended December 31, 2014

Sources and uses of cash

The following table, and the narrative below, summarizes NXT’s net cash flows, and the total cash plus short-term investments held at the end of the periods, for the last three fiscal years:

For the year ended December 31	2014	2013	2012
Cash provided by (used in):
Operating activities	$(3,581,186)	$(774,958)	$792,992
Financing activities	3,024,061	1,077,456	3,203,443
Investing activities	(2,711,867)	(2,035,465)	(452,787)
Net cash inflow (outflow)	(3,268,992)	(1,732,967)	3,543,648
Cash & cash equivalents, start of the year	3,319,627	5,052,594	1,508,946
Cash & cash equivalents, end of the year	50,635	3,319,627	5,052,594

Cash & cash equivalents	50,635	3,319,627	5,052,594
Short-term investments	5,173,430	2,449,450	55,000
Total	5,224,065	5,769,077	5,107,594

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

For the year ended December 31	2014	2013	2012

Net income (loss) for the year	$(1,563,361)	$(5,341,561)	$2,062,728
Add back net non-cash expense and income items	753,402	1,951,731	225,732
	(809,959)	(3,389,830)	2,288,460
Change in non-cash working capital balances	(2,771,227)	2,614,872	(1,495,468)
Total cash provided by (used in) in operations	(3,581,186)	(774,958)	792,992

Financing Activities

2014 - no equity financings occurred in 2014 or 2013. In 2014 NXT received a total of $2,735,995 proceeds from exercise of US$ common share purchase Warrants which were issued in 2012 and $288,066 proceeds from exercise of a total of 482,665 stock options.

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

20-F for the year ended December 31, 2014

The expiry date was able to be accelerated at NXT's discretion if NXT’s shares traded on the US OTCBB at a price greater than US $1.50 for 20 consecutive trading days (the “Acceleration”). Although this condition was met in 2013, we did not invoke the Acceleration option in 2013 or 2014.

Investing Activities

2014 - the overall net cash used in investing activities of $2,711,867 reflects three components:

•	a $2,723,980 use relating to a movement from cash into short-term, interest bearing investments.

•
A $53,921 source from a decrease in restricted cash balances. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign clients as performance guarantees for survey contracts.

•	and $41,808 used in purchases of property and equipment.

2013 - the overall net cash used in investing activities of $2,035,465 reflects three components:

•	a $2,394,450 use relating to a movement from cash into short-term, interest bearing investments.

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

There was no separate research and development (“R&D”) expense reported in the financial statements in the years 2014, 2013 and 2012. In these three years any expenditures related to R&D were not significant and were included within general and administrative expense (related to a portion of staff salaries) and in other expense.

D.           Trend information

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 27, 2015 we do not have a significant committed “backlog” or order book of contracts to be performed.

We are not aware of any current external trends (such as in commodity prices, etc.) which could affect our operations for the next fiscal year. As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year, and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the national oil company of Mexico. This project was completed in 2012 and was our largest to date, at US $5.8 million. We continue to seek future business projects with large exploration clients such as PEMEX, with the aim of having each new client become an ongoing repeat customer.

E.           Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

20-F for the year ended December 31, 2014

F.           Tabular disclosure of contractual obligations

The following table sets forth our outstanding contractual obligations as at December 31, 2014:

		less than	2 to 3	4 to 5	more than
	total	1 year	years	years	5 years
Long-term debt	$-	$-	$-	$-	$-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations:
Premises rent / operating lease	5,328,848	315,360	1,016,820	1,016,820	2,979,848
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Aircraft charter commitment	641,250	641,250	-	-	-
Asset retirement obligation	50,000	-	50,000	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and senior management

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our board of directors. At present, our board of directors consists of seven members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.

The following table sets forth information, including directorships in other reporting issuers, as of April 27, 2015, for our directors, executive officers and key employees:

20-F for the year ended December 31, 2014

Mickey Abougoush Age 68 Director since November 2007
Mr. Abougoush is a professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He is currently the chairman of Teknica Overseas Ltd., an international consulting company. He previously was chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company and also served as president of Teknica Petroleum Services Ltd., an international consulting and software development company. He was formerly a director of both CCR Technologies Ltd. and WellPoint Systems Inc., both of which were public companies listed on the TSX Venture Exchange.

Mr. Abougoush is a member of NXT’s Audit and Governance Committees.

John Agee Age 66 Director since July 2011
Mr. Agee is retired, following a 25+ year career in senior executive positions with various prominent US families, including the Carlson Family in Minneapolis, MN (owners of Radisson, Country Inns and Suites, and previously the TGI Friday's chain) from 2010 through February 2011, and the Steve Case Family in Washington, DC from 2000 through 2009 (Steve Case is the co-founder of America Online). Mr. Agee also served on numerous private, public, and non-profit Boards, and currently consults part-time in matters related to wealth management and is a CPA (inactive). He is a former director of Maui Land and Pineapple, a New York Stock Exchange listed company.

Mr. Agee is the Chair of the Audit Committee and a member of the Compensation and Governance Committees.

Mr. Agee has a BA in economics and accounting from St. John’s University, Collegeville, Minnesota, and an MBA from the University of Minnesota.

George Liszicasz Age 61 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the company’s SFD® technology and has been our Chairman and CEO since the company’s inception in 1996. Mr. Liszicasz' primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz studied electronics and general sciences at the University of British Columbia and obtained a High Voltage Controls and Station Operations degree in Electronics from the Landler Jeno Technitken in Hungary in 1973.

Charles Selby Age 58 Director since January 2006
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered professional engineer in the Province of Alberta. Mr. Selby is also the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.) a TSX-V reporting issuer. He is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities which are involved in oil & gas exploration and production. He is a former officer (1993 to 2010) of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby has also previously been a director of several other Canadian reporting issuers.

Mr. Selby is the Chair of the Compensation Committee and a member of the Audit and Disclosure Committees.

John Tilson Age 71 Director since February 2015
Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US $160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Corporation.

20-F for the year ended December 31, 2014

Thomas E. Valentine Age 53 Director since November 2007 Corporate Secretary since April 18, 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Global Resources Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of two other Canadian public companies, Calvalley Petroleum Inc. and  Touchstone Exploration Inc., and formerly was a director of Veraz Petroleum Ltd

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Krishna Vathyam Age 51 Director since January 2013
Mr. Vathyam is currently an independent businessman, and was previously (until October 2013) the Chairman and CEO of Petrodorado Energy Ltd., a Colombia focused junior E&P which Mr. Vathyam founded in early 2009. He has extensive experience in international markets, having spent 23 years with Schlumberger, a leading global oilfield services company.

Mr. Vathyam is a member of the Compensation and Governance Committees.

Greg Leavens Age 50 V-P Finance and CFO since July 2011
Mr. Leavens joined NXT in July 2011 as Vice-President of Finance and Chief Financial Officer. Mr. Leavens is a Chartered Accountant with over 24 years of financial reporting, treasury, regulatory and risk management experience.

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

Andrew Steedman Age 54 V-P Operations since December 2005
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

20-F for the year ended December 31, 2014

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

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in January 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts. Wellpoint was subsequently wound up following a restructuring and sale of its operating assets. Mickey Abougoush also had previously served as a director of Wellpoint, and resigned in July, 2010, prior to it entering Receivership in 2011.

Messrs. Abougoush, Agee, Selby, Tilson, Valentine, and Vathyam are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.           Compensation

Executive Compensation
The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other two of the four most highly compensated executive officers serving as executive officers (of which there were only three) at December 31, 2014, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2014. All officers of the company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2014:

Name & Principal Position	salary	bonus (1)	vacation (2)	other (3)	total

George Liszicasz, President & CEO (4)	$239,800	-	9,223	$15,992	$265,015
Andrew Steedman, V-P Operations	198,000	-	-	7554	205,554
Greg Leavens, Chief Financial Officer	198,000	-	-	6,748	204,748

(1)   annual bonus amounts, based on such factors as NXT’s profitability and growth, are subject to the approval of NXT’s Compensation Committee.  These were no bonus amounts accrued for the fiscal year end December 31, 2014 which would be payable in 2015.
(2)   “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.
(3)   “other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking.
(4)   salary and other totals exclude the cash portion of fees earned as Chairman of the board, which were $20,000 for 2014 ($10,000 of which was paid to Mr. Liszicasz in 2014 and $10,000 paid in January 2015).

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation
NXT compensates directors for serving on our board by paying a combination of a cash retainer as well granting stock options to purchase NXT common shares. For 2014, the cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee) of which a maximum of 50% could be elected to be received in cash.

20-F for the year ended December 31, 2014

In 2014, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of board of director fees earned for 2014, which was in aggregate $80,000 cash and 110,000 stock options granted (one director elected to instead receive no cash, and a total of 35,000 stock options, as compared to the grant of 15,000 stock options plus payment in cash as was elected by the other five directors who were serving in 2014).

The amount and terms of any stock options granted as compensation for board member services is determined by the board. We do not provide additional compensation for committee participation (other than as noted previously re the minor additional amount for service as the Chairman of the board and of the Audit Committee) or for special assignments of the board. (See Item 6.E “Share ownership” for details regarding stock options granted to directors.)

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

Service Contracts

No directors (other than an employment contract for the CEO, Mr. Liszicasz) have service contracts with the company or any of its subsidiaries that provide benefits upon termination of employment.

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

20-F for the year ended December 31, 2014

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

Responsibilities of the Disclosure Committee
The Disclosure Committee’s duties are to ensure that the company provides timely, accurate and balanced disclosure of all material information about the company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR, EDGAR, and our website.

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

20-F for the year ended December 31, 2014

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

•
for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $32,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

•
for engagements not on the pre-approved list and with expected costs greater than $32,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

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

20-F for the year ended December 31, 2014

D.           Employees

Fiscal year ended December 31, 2014

As of the fiscal year ended December 31, 2014 we had a total of 14 employees and 3 full-time contractors. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2014:

Function	employees	contractors	total
Senior management team	4	-	4
Finance, administration and sales	3	1	4
Operations and technical development	7	2	9
Total	14	3	17

All of the above noted staff are based in Calgary, Canada. The 9 operations staff includes one research scientist holding a Ph.D. and a geophysicist. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2013

As at December 31, 2013, we had a staff of 16, all based in Calgary, Canada except for one in Bogota, Colombia. Our staff consisted of a 3 member senior management team, 5 finance and administrative persons (including one in Colombia), and 8 operations staff which includes one research scientist holding a Ph.D. and one consulting geophysicist. We also periodically engaged other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2012

At December 31, 2012 we had a staff of 16 (all based in Calgary, Canada except for one in Bogota, Colombia). This consisted of a 4 member senior management team, 4 finance and administrative persons (including one senior administrator in Colombia), and 8 operations staff (including one on short-term maternity leave) which includes one research scientist holding a Ph.D. and one consulting geophysicist. We also periodically engaged other technical and administrative contract personnel as required on a project basis. Additional staff were added in early 2012 as survey contract activity started to expand significantly.

E.           Share ownership

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the company’s last AGM held on June 26, 2014, is incorporated by reference into this Form 20-F as Exhibit No. 2.18. Pursuant to this Plan, all stock option grants must be approved by the board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

20-F for the year ended December 31, 2014

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the board.

The following stock options were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2014, 2013, and 2012 and to date to April 27, 2015:

In 2014 and to date in 2015:

•	260,000 stock options with an exercise price of $1.35 were granted to an officer of NXT in December 2014.

•
a total of 55,000 stock options with an exercise price of $1.35 per share were granted in January 2015 to directors as part of their board of director fees earned for the period July to December 2014. All of these options had immediate vesting at the grant date.

•
a total of 55,000 stock options with an exercise price of $1.39 per share were granted in July 2014 to directors as part of their board of director fees earned for the period January to June 2014. All of these options had immediate vesting at the grant date.

In 2013:

•	150,000 options with an exercise price of $0.76 were granted to a new director who joined NXT in January 2013.

•
150,000 options with an exercise price of $0.66 were granted to a V-P who joined the company in April 2013 (and who left NXT before the end of 2013, forfeiting all of these stock options, none of which had vested).

•	a total of 52,500 stock options with an exercise price of $0.86 per share were granted in July 2013 to directors in conjunction with board of director fees earned for the period January to June 2013.

•	20,000 options with an exercise price of $1.30 were granted to the new Corporate Secretary who joined NXT in August 2013 (and who resigned from the company in April, 2014).

•
a total of 65,000 stock options with an exercise price of $1.83 per share were granted in December 2013 to directors as part of their board of director fees earned for the period July to December 2013. All of these options had immediate vesting at the grant date.

In 2012:

•	150,000 options with an exercise price of $0.89 were granted by NXT to a new V-P in January 2012.

•
In July 2012, a total of 410,000 options were granted to five of the directors of the company, and a total of 420,000 options were granted to five officers of the company, all with an exercise price of $0.86 per share.

•	a total of 90,000 options were granted to five directors of the company in December 2012, all with an exercise price of $0.76 per share.

20-F for the year ended December 31, 2014

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 27, 2015. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the company.

Issued and outstanding stock options held by directors and officers of the company

(as of April 27, 2015)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$0.86	23-Jul-2012	23-Jul-2017	100,000
CEO & Director	$0.76	24-Dec-2012	24-Dec-2017	15,000
	$0.86	5-Jul-2013	5-Jul-2018	7,500
	$1.83	18-Dec-2013	18-Dec-1018	7,500
	$1.39	9-Jul-2014	9-Jul-2019	7,500
	$1.35	9-Jan-2015	9-Jan-2020	7,500
				145,000	4.5%

Andrew Steedman	$1.16	22-Jul-2011	22-Jul-2016	80,000
V-P Operations	$0.86	23-Jul-2012	23-Jul-2017	100,000
	$1.35	9-Jan-2015	9-Jan-2020	260,000
				440,000	13.8%

Greg Leavens	$1.16	22-Jul-2011	22-Jul-2016	150,000
V-P Finance & CFO	$0.86	23-Jul-2012	23-Jul-2017	100,000
				250,000	7.8%

Mickey Abougoush	$0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$0.76	24-Dec-2012	24-Dec-2017	15,000
	$0.86	5-Jul-2013	5-Jul-2018	7,500
	$1.83	18-Dec-2013	18-Dec-2018	7,500
	$1.39	9-Jul-2014	9-Jul-2019	7,500
	$1.35	9-Jan-2015	9-Jan-2020	7,500
				115,000	3.6%

John Agee	$1.16	22-Jul-2011	22-Jul-2016	120,000
Director	$0.86	23-Jul-2012	23-Jul-2017	30,000
	$0.76	24-Dec-2012	24-Dec-2017	30,000
	$0.86	5-Jul-2013	5-Jul-2018	15,000
	$1.83	18-Dec-2013	18-Dec-2018	20,000
	$1.39	9-Jul-2014	9-Jul-2019	17,500
	$1.35	9-Jan-2015	9-Jan-2020	17,500
				250,000	7.8%

Charles Selby	$0.86	23-Jul-2012	23-Jul-2017	120,000
Director	$0.76	24-Dec-2012	24-Dec-2017	15,000
	$0.86	5-Jul-2013	5-Jul-2018	7,500
	$1.83	18-Dec-2013	18-Dec-2018	7,500
	$1.39	9-Jul-2014	9-Jul-2019	7,500
	$1.35	9-Jan-2015	9-Jan-2020	7,500
				165,000	5.2%
John Tilson
Director				-	0.0%

Thomas Valentine	$0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$0.76	24-Dec-2012	24-Dec-2017	15,000
	$0.86	5-Jul-2013	5-Jul-2018	7,500
	$1.83	18-Dec-2013	18-Dec-2018	7,500
	$1.39	9-Jul-2014	9-Jul-2019	7,500
	$1.35	9-Jan-2015	9-Jan-2020	7,500
				115,000	3.6%

20-F for the year ended December 31, 2014

Krishna Vathyam	$0.76	25-Jan-2013	25-Jan-2018	150,000
Director	$0.86	5-Jul-2013	5-Jul-2018	7,500
	$1.83	18-Dec-2013	18-Dec-2018	15,000
	$1.39	9-Jul-2014	9-Jul-2019	7,500
	$1.35	9-Jan-2015	9-Jan-2020	7,500
				187,500	5.9%

Total number of stock options held by officers and directors				1,667,500	52.3%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

The following table sets forth information concerning the beneficial ownership of our common shares as of April 27, 2015 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares. A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options, warrants and preferred shares either exercisable or convertible into common shares within 60 days of April 27, 2015 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 44,965,509 common shares issued and outstanding as of April 27, 2015. This total of 44,965,509 excludes all outstanding options and warrants that are exercisable within 60 days of April 27, 2015 (see also footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 27, 2015 5	Percent of Common Shares 5
Directors and Officers:
George Liszicasz 1 & 2	7,304,156	15.9%
Mickey S. Abougoush 1	161,666	* 3
John Agee 1	423,000	* 3
Charles Selby 1	523,161	1.1%
John Tilson	2,711,748	5.9%
Thomas E. Valentine 1	81,666	* 3
Krishna Vathyam 1	132,500	* 3
Greg Leavens 2	274,834	* 3
Andrew Steedman 2	741,200	1.6%
Total D & O Common Shares	12,353,931	26.9%

Major Shareholders (> 5%):
Mork Capital Management, MCAPM, L.P., and Michael Mork 4	3,540,394	7.9%

20-F for the year ended December 31, 2014

1	Director of NXT
2	Officer of NXT
3	Beneficially owns less than one percent of the total outstanding common shares
4	based on information provided to the company as at April 10, 2015 by Mork Capital Management, MCAPM, L.P. and its principal, Mr. Michael Mork
5	For each beneficial owner’s percent of common shares calculation, any stock options that they hold which are or become exercisable within 60 days of April 27, 2015 have been included in both the numerator and denominator for purposes of their individual calculation as follows:

	common	vested &
	shares	exerciseable
	held	options	total

Liszicasz	7,202,490	101,666	7,304,156
Abougoush	80,000	81,666	161,666
Agee	203,000	220,000	423,000
Selby	408,161	115,000	523,161
Tilson	2,711,748	-	2,711,748
Valentine	-	81,666	81,666
Vathyam	-	117,500	117,500
Leavens	58,168	216,666	274,834
Steedman	594,534	146,666	741,200

	11,258,101	1,080,830	12,338,931

Major changes in percentage ownership of persons who beneficially own (as at the respective year end dates) 5% or more of the outstanding common shares of NXT in the last 3 years:

●	in May 2013, George Liszicasz acquired 2,000,000 common shares upon conversion of an initial total of 2,000,000 of the 10,000,000 preferred shares which he held.

●
In 2012, John Tilson participated in NXT’s private placement financing, and acquired 200,000 “Units” (which consisted of one common share and one warrant to acquire a common share at a price of US $1.20) at a price of US $0.75 per Unit.

●	Subsequently in 2014, John Tilson exercised the 200,000 warrants and acquired 200,000 NXT common shares at an exercise price of US $1.20 per common share.

The following information is taken from the records of Computershare Trust Company located in Calgary, Alberta, Canada, the company's transfer agent for its common shares. As of April 27, 2015 there were 141 registered holders of record of the company's common shares including 83 in the United States who collectively held 21,147,946 common shares, representing 47.0% of NXT’s 44,965,509 total issued and outstanding common shares.

NXT is a foreign private issuer for its current fiscal year. As of the last business day of the company’s second fiscal quarter, the majority of the company’s executive officers and directors are Canadian citizens who reside in Canada, the majority of the company’s assets are in Canada, and the company is administered principally in Canada. The company’s major shareholders in common shares have the same voting rights as other holders of common shares. The company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the company which may result in a change of control of the company.

20-F for the year ended December 31, 2014

B.	Related party transactions

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2014 through the current date, April 27, 2015:

•
Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. Details of stock options which have been exercised by related parties are noted below.

•
NXT retains as legal counsel a law firm of which one of its directors is a partner. In 2014, we incurred legal expenses of $18,549 with this firm, for which a total of $124 is included in accounts payable as at December 31, 2014.

•	Accounts payable and accrued liabilities at December 31, 2014 includes a total of $23,673 related to re-imbursement of expenses owing to persons who are directors and officers of the company.

•
In March 2014, an officer of the company exercised a total of 13,334 common share purchase warrants (exercisable at US $1.20 per share) which had been received pursuant to participation in the 2012 private placement financing of units, and acquired 13,334 common shares of NXT.

•	Directors and officers of NXT exercised stock options to acquire common shares of the company as follows:

		# options	exercise price	proceeds
	month exercised	exercised	per share	to NXT
Director	December 2014	30,000	$0.63	$18,900
Director	December 2014	30,000	0.63	18,900
Officer	December 2014	60,000	0.63	37,800
Director	March 2014	50,000	0.63	31,500
Officer	February 2014	150,000	0.53	79,500
		320,000		186,600

C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

No significant events or changes have occurred subsequent to the date of the December 31, 2014 consolidated financial statements, except as otherwise disclosed therein.

20-F for the year ended December 31, 2014

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

The following tables set forth the price history of the company’s common shares listed on the OTC in the United States and on the TSX Venture Exchange (“TSX-V”) in Canada.1

		OTC QB		TSX-V
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
5 Prior fiscal years
Year ended	December 31, 2014	$1.80	$0.84	$1.93	$0.90
Year ended	December 31, 2013	$1.99	$0.56	$2.04	$0.56
Year ended	December 31, 2012	$1.16	$1.60	$1.13	$0.59
Year ended	December 31, 2011	$1.29	$0.40	$1.20	$0.32
Year ended	December 31, 2010	$1.30	$0.23	$1.35	$0.31

Prior Quarters
Quarter ended	Q1 - March 31, 2015	$1.48	$1.01	$1.83	$1.23
Quarter ended	Q4 - December 31, 2014	$1.50	$0.94	$1.73	$1.08
Quarter ended	Q3 - September 30, 2014	$1.53	$1.10	$1.65	$1.15
Quarter ended	Q2 - June 30, 2014	$1.34	$0.84	$1.45	$0.90
Quarter ended	Q1 - March 31, 2014	$1.80	$1.27	$1.93	$1.44
Quarter ended	Q4 - December 31, 2013	$1.99	$1.37	$2.04	$1.40
Quarter ended	Q3 - September 30, 2013	$1.61	$0.78	$1.65	$0.86
Quarter ended	Q2 - June 30, 2013	$0.85	$0.56	$0.86	$0.56
Quarter ended	Q1 - March 31, 2013	$0.87	$0.64	$0.86	$0.63

Last 6 months
Month ended	March 31, 2015	$1.48	$1.32	$1.83	$1.65
Month ended	February 28, 2015	$1.45	$1.18	$1.80	$1.48
Month ended	January 31, 2015	$1.22	$1.01	$1.60	$1.23
Month ended	December 31, 2014	$1.25	$0.94	$1.43	$1.08
Month ended	November 30, 2014	$1.49	$1.27	$1.73	$1.41
Month ended	October 31, 2014	$1.50	$1.32	$1.70	$1.41

(1) See section C. “Markets” below for further information on share trading history.

20-F for the year ended December 31, 2014

B.           Plan of distribution

Not applicable.

C.           Markets

Our common shares are currently quoted in the United States on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX-V under the symbol “SFD.V” and in Europe on the Frankfurt and Berlin Exchanges (both of these listings are inactive) under the symbol “EFW”. The company’s common shares commenced trading on the US Over-The-Counter Bulletin Board (“OTCBB”) pursuant to a reverse takeover transaction in 1996, and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004 and on the TSX-V in December 2007.

D.           Selling shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.           Share capital

Not applicable.

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

20-F for the year ended December 31, 2014

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

20-F for the year ended December 31, 2014

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

Rights Attached to Preferred Shares - Series 1
NXT is authorized to issue up to 10,000,000 preferred shares - Series 1. In 2006, NXT issued 10,000,000 preferred shares - Series 1 (the “Series 1 Shares”), of which 8,000,000 were outstanding as at December 31, 2014, with the following material attributes:

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

An additional bonus of 1,000,000 NXT common shares are issuable in the event that cumulative SFD® revenues exceed US $500 million.

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

20-F for the year ended December 31, 2014

The Series 1 Shares specified above held by the holder shall be convertible at the option of the holder, subject to the terms and provisions hereof, into common shares at the rate of one common share per each Series 1 Share, without payment of any additional consideration.

The board of directors shall have the right at any time to cause the conversion of all or a portion of the Series 1 Shares at the discretion of the board. NXT intends to convert the remaining 8,000,000 preferred shares, and is currently assessing a possible acceleration of the conversion prior to the December 31, 2015 maturity date.

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

20-F for the year ended December 31, 2014

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

(c)	the transferee of those shares;

●	produces properly endorsed share certificates; or
●	otherwise establishes ownership of the shares; and
●	demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting;

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

20-F for the year ended December 31, 2014

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

20-F for the year ended December 31, 2014

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

Scope of this Summary

Authorities
This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

20-F for the year ended December 31, 2014

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are dealers in securities or currencies or U.S. Holders that are traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the company.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not discuss the U.S. federal tax consequences to partners (or owners) of entities or arrangements that are classified as partnerships. Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Our Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

20-F for the year ended December 31, 2014

Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction.”

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

Additional Tax on Passive Income
Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency
The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

20-F for the year ended December 31, 2014

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

Information Reporting; Backup Withholding Tax for Certain Payments
Under U.S. federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of common shares should consult with their own tax advisors regarding the requirements of filing information returns, including the requirements to file IRS Form 8938.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

20-F for the year ended December 31, 2014

Passive Foreign Investment Company Rules

If the company were to constitute a PFIC (as defined below) for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules will affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

The company generally will be a “passive foreign investment company” (“PFIC”) under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the assets held by the company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

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

The company does not believe that it was a PFIC during the tax year ending December 31, 2014. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

If the company were a PFIC in any tax year that a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

20-F for the year ended December 31, 2014

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

As at December 31, 2014 and to date in 2015, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

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

At December 31, 2014 we held U.S dollar cash and short term investments totaling US $106,252. Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars as at December 31, 2014 would have had a $10,625 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

At December 31, 2014 we held $5,224,065 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2014 would have resulted in approximately a $52,241 change in interest income for the year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F for the year ended December 31, 2014

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

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure.

The company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”, together the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the company is made known to the Responsible Officers by others within the organization, particularly during the period in which the company's quarterly and year-end financial statements, Form 20-F and Canadian MD&A are being prepared.

As of December 31, 2014 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in the US Exchange Act Rule 13a-15(e).

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2014. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 1992, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2014 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

20-F for the year ended December 31, 2014

During this process, we identified the following material weaknesses in the company’s ICFR that have a direct impact on the Company’s DCP:

•
Due to NXT’s limited number of staff, it is currently not feasible to achieve adequate segregation of incompatible duties. We mitigate this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

•
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, valuation of US$ Warrants. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As NXT continues to expand our operations, we seed to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above noted deficiencies, based upon this review the CEO and the CFO concluded that due to the foregoing material weakness, the company’s internal control over financial reporting are not effective as at December 31, 2014 and as a result its disclosure controls and procedures are not effective as at December 31, 2014. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our financial statements.

Changes in Internal Controls

During the period ended December 31, 2014, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. Our Audit Committee financial expert is John Agee, a retired Certified Public Accountant (“CPA”, inactive). Mr. Agee is an “independent” director, as that term is defined under the listing standards of NASDAQ.

ITEM 16B.	CODE OF ETHICS

NXT has in place a Code of Conduct & Business Ethics (the “Code of Conduct”) that applies to all of our directors, officers,  employees, and consultants. This Code of Conduct is an integral part of our employee contracts and our Employee Handbook, and contains company policies on Business Ethics, Employee Practices and Conflicts of Interest.

During 2014 the company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 1400, 505 – 3rd Street SW, Calgary Alberta, Canada, T2P 3E6, and on the company website.

20-F for the year ended December 31, 2014

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2014 and 2013.

	2014	2013
Audit fees	$126,000	$136,000
Audit related fees – Colombia branch	10,500	15,434
	136,500	151,434
Tax fees	29,077	25,983
All other fees	-	-

Total fees	165,577	177,417

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

20-F for the year ended December 31, 2014

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

20-F for the year ended December 31, 2014

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
4.1

Form of Indemnification Agreement between NXT Energy Solutions Inc. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

4.2	Second Amended and Restated Technical Services Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.3 to Form 6-K as filed on January 12, 2007)
4.3	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.4	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
4.5	Aircraft Use and Charter Agreement dated May 8, 2009 (incorporated by reference to Exhibit 4.40 to the Annual Report on Form 20-F for the year ended December 31, 2008 as filed on June 29, 2009)
4.6	Aircraft Use and Charter Agreement dated January 6, 2010 (incorporated by reference to Exhibit 4.43 to the Form 20-F for the year ended December 31, 2010 as filed on June 30, 2011)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1
Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2014 (incorporated by reference to Exhibit 15.1 to the Annual Report on Form 20-F for the year ended December 31, 2014)

15.2	Consent of KPMG LLP

20-F for the year ended December 31, 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	/s/ George Liszicasz
George Liszicasz
Director, Chairman, Chief Executive Officer and President

Dated: April 27, 2015

20-F for the year ended December 31, 2014

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

Dated: April 27, 2015

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

Dated: April 27, 2015

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

EXHIBIT 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2014 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 27, 2015

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

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2014 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company at the end of and for the periods covered by such Report.

Dated: April 27, 2015

/s/ Greg Leavens
Greg Leavens,
V-P Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

EXHIBIT 15.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 27, 2015, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2014 and 2013 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, which report is incorporated by reference in the December 31, 2014 annual report on Form 20-F of NXT Energy Solutions Inc.

Our report dated April 27, 2015, contains an explanatory paragraph that states NXT Energy Solutions Inc. is affected by conditions and events which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Calgary, Canada
April 27, 2015