Form 20-F
period 2015-12-31
NXT Energy Solutions Inc.
filed 2016-05-02
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ]       Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]    Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015.

OR

[ ]       Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

OR

[ ]       Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 000-24027

NXT Energy Solutions Inc.

(Exact Name of Registrant as Specified in its Charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

Suite 302, 3320 - 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
(Address of principal executive offices)

Greg Leavens

Phone: 403-206-0805

Facsimile: 403-264-6442

Suite 302, 3320 - 17th Avenue SW
Calgary, Alberta, Canada, T3E 0B4
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

53,306,109 common shares outstanding as of December 31, 2015 (53,308,009 common shares outstanding as of April 26, 2016).

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

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	X

2	20-F for the year ended December 31, 2015

TABLE OF CONTENTS

PART I

3	20-F for the year ended December 31, 2015

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

These risks include:

•	our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business;
•	conducting operations in international markets;
•	the availability of suitable aircraft used in conducting our operations;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our SFD® technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position;
•	volatility in oil and natural gas commodity prices may reduce demand for our services; and
•	other factors described herein under “Risk Factors” (see Item 3. D.)

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

PART I

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

4	20-F for the year ended December 31, 2015

ITEM 3.          KEY INFORMATION

A. Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2015, 2014 and 2013 and selected consolidated balance sheet data as of December 31, 2015 and 2014 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 and the consolidated statements of income (loss) data for the years ended December 31, 2012 and 2011 is derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2015	2014	2013	2012	2011
Survey revenues	$ 17,422,151	$ 3,913,367	$ 2,684,095	$10,9367,575	$ 144,650
Operating expenses
Survey costs	5,095,691	431,518	1,632,159	3,633,645	46,713
General and administrative	5,049,690	4,132,108	4,112,787	4,508,506	3,218,143
Stock based compensation expense	1,081,000	658,000	492,000	265,000	344,800
Amortization expense	704,943	67,162	85,484	125,015	160,478
	11,931,324	5,288,788	6,322,430	8,532,166	3,770,134
Other expense (income)
Interest expense (income), net	(13,910)	(50,824)	(25,455)	2,744	(16,353)
Foreign exchange (gain) loss	(712,480)	(158,817)	(150,350)	14,686	(28,209)
Other expense (income)	529,081	354,781	107,985	66,973	3,679
Increase (decrease) in fair value of US$ Warrants	-	42,800	1,371,500	(168,143)	-
	(197,309)	187,940	1,303,680	(83,740)	(40,883)
Income (loss) before income taxes	5,688,136	(1,563,361)	(4,942,015)	2,489,149	(3,584,601)
Income tax expense (recovery)	(4,852,092)	-	399,546	426,421	-
Net income (loss) and comprehensive income (loss) for the year	10,540,228	(1,563,361)	(5,341,561)	2,062,728	(3,584,601)
Net income (loss) per share - Basic	0.22	($ 0.04)	($0.13)	$ 0.05	($ 0.10)
Diluted (1)	0.21	($ 0.04)	($0.13)	$ 0.04	($ 0.10)
Weighted average # of common shares outstanding
Basic	47,782,647	44,375,540	41,660,190	40,453,392	35,696,620
Diluted (1)	49,041,383	44,375,540	41,660,190	48,790,462	35,696,620

# of common shares outstanding	53,306,109	44,958,843	42,418,326	39,554,959	34,757,396

(1) in periods with a loss, the Diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on
August 31, 2015, as their effect is anti-dilutive.

5	20-F for the year ended December 31, 2015

Balance Sheet Data

(expressed in Canadian Dollars)

	2015	2014	2013	2012	2011
Working capital (deficiency)	$ 7,534,128	$ 5,029,013	$ 1,618,719	$4,948,556	$(336,520)

Current assets	10,691,918	5,811,639	6,577,175	7,130,383	2,796,492
Restricted cash	-	-	-	-	74,135
Property and equipment, net	3,678,985	237,464	262,818	327,839	404,301
Intellectual property, net	24,709,000	-	-	-	-
Total assets	39,079,903	6,049,103	6,839,993	7,458,222	3,274,928

Current liabilities	3,157,790	782,626	4,958,456	2,181,827	3,133,012
Long-term liabilities	300,462	50,000	64,560	61,813	57,953
Total liabilities	3,458,252	832,626	5,023,016	2,243,640	3,190,965

Shareholders’ equity
Common shares	85,051,553	65,792,307	61,340,321	56,623,686	53,756,687
Preferred shares	-	232,600	232,600	3,489,000	3,489,000
Contributed capital	7,239,089	6,400,789	5,889,914	5,406,193	5,205,301
Deficit	(57,379,926)	(67,920,154)	(66,356,793)	(61,015,232)	(63,077,960)
Accumulated other comprehensive income	710,935	710,935	710,935	710,935	710,935
	35,621,651	5,216,477	1,816,977	5,214,582	83,963

Throughout the history of the company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar (“US $”) based on the noon rate of exchange for the US $, expressed in Canadian dollars, as reported by the Bank of Canada (i.e. multiply by these rates to convert Cdn$ to US $).

Date	US $ per Cdn$ Exchange Rates

Last 6 months ended	High	Low

March 31, 2016	0.7715	0.7425
February 29, 2016	0.7395	0.7123
January 31, 2016	0.7159	0.6854
December 31, 2015	0.7485	0.7148
November 30, 2015 October 31, 2015	0.7637 0.7750	0.7485 0.7552

Last Quarter & Last 5 Years	Average
Quarter ended March 31, 2016	0.7282
Year ended December 31, 2015	0.7820
Year ended December 31, 2014	0.9054
Year ended December 31, 2013	0.9710
Year ended December 31, 2012	1.0004
Year ended December 31, 2011	1.0111

	Ending
April 26, 2016	0.7928

6	20-F for the year ended December 31, 2015

B.         Capitalization and indebtedness.

Not applicable.

C.          Reasons for the offer and use of proceeds.

Not applicable.

D.          Risk factors.

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

We are in the early stages of realizing the goal of industry acceptance of our SFD® technology, during which we may have a significant economic dependency on a limited number of clients. As such, there is uncertainty about the timing and magnitude of future revenues. We recognize that there is limited ability to support operations indefinitely without generating sufficient new revenue sources or securing additional financing if such should become required.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and intellectual property.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate. Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

Volatility in oil and natural gas commodity prices may affect demand for our services.

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services can be impacted by oil and natural gas price changes. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline.

Our financial position is affected by foreign currency fluctuations.

We currently conduct cash transactions and have holdings in Canadian dollars, US $ and periodically have holdings of local currency in countries such as Bolivia and Colombia. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies. Our 2015 survey contract in Bolivia (see also Item 4.B – Description of principal markets) was based on the local Bolivianos currency, which has an ongoing fixed rate to the US $. Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities, and are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies (see also Item 11).

Our financial position will be affected by exchange rate fluctuations. We may earn revenue and incur expenses denominated in foreign currencies, yet report our financial results in Canadian dollars. Furthermore, we intend to enter into contracts to provide services in foreign countries and may periodically conduct business in other currencies such as the Euro. Changes in currency exchange rates could have an adverse effect on the company's business, financial condition and results of operations.

7	20-F for the year ended December 31, 2015

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates. See Item 11.

We rely upon the availability of aircraft to conduct our survey operations.

In 2009, we entered into an aircraft charter agreement with Air Partners Corp. (“Air Partners”), a Calgary, Alberta-based international aircraft charter operator, to supply aircraft services (on an hourly rate basis, plus designated operating costs) for our survey projects. Through 2015, this agreement was renewed on an ongoing annual basis, with a guaranteed minimum annual total of 100 charter hours to be purchased by NXT from Air Partners. In December 2015, NXT acquired (from its third party owner), a 1997 Cessna Citation Ultra 560 jet aircraft, the primary aircraft which had previously been charterhired to NXT by its operator, Air Partners. The purchase price was US $2 million, and Air Partners will continue to maintain and operate (including providing pilots, aircraft maintenance engineers, insurance, hangars, etc.) the aircraft now owned by NXT, in accordance with Transport Canada and other regulatory standards. When the aircraft is not needed for use by NXT, Air Partners will seek to earn net charterhire revenues from the aircraft on behalf and for the account of NXT.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charterhired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the company's business, financial condition and results of operations.

We are a small business with limited personnel and our inability to segregate duties between administrative staff is an internal control weakness.

Certain duties that are most appropriately segregated between different employees are, due to our current limited staff, assigned to one individual.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals, and in larger organizations, to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

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

We may periodically engage in transactions with related parties.

We may periodically enter into related party transactions with our officers and directors (see also Item 7.B). The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our Chief Executive Officer (“CEO”), president and director, wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015.

For a full history of the TTA see also Item 4. part A, “Information on the Company - History and development of the company”, and Item 4. part B. “Information on the Company - Business Overview – Technology Transfer Agreement”.

8	20-F for the year ended December 31, 2015

Although we manage this potential conflict of interest risk through maintenance of a strong independent board of directors (the “Board”), all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

A single major shareholder who is also a Board member and an officer of the company retains the ability to influence or control the company, and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of April 26, 2016 owns approximately 28% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

In January 2014, Mr. Liszicasz granted to various individuals “Rights” to acquire from him a total of 1,000,000 of the 8,000,000 common shares which were subsequently issued to him effective August 31, 2015 upon the conversion of the 8,000,000 preferred shares which he held. These Rights are exercisable at a price of $1.77 per common share, and have an expiry date of December 31, 2016. See also the Notes to NXT’s Consolidated Financial Statements or Item 4. part B. “Information on the Company – Technology Transfer Agreement”, for additional information relating to these Rights.

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

Our rights to ownership and use of SFD® technology depended on Mr. Liszicasz having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons as agreed to in the TTA.

A risk exists that an unknown party may claim some legal entitlement to our intellectual property, our rights to commercialize this intellectual property or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

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

NXT seeks to mitigate this risk by researching new designs and constructing additional SFD® sensor devices.

As the company is in the early commercialization phase, SFD® surveys have not been tested over all potential geological conditions. Some geological conditions may subsequently be proven to be unsuited for SFD® surveys thereby creating unforeseen limitations to the application of SFD® surveys.

9	20-F for the year ended December 31, 2015

Any limitation to the application of SFD® surveys has the potential of restricting future revenue opportunities and if not properly disclosed to industry clients, such limitations may impact the reputation of the company with these clients.

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

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

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations. Additional or replacement personnel cannot be found and trained quickly. The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

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

We have a dependence on Mr. Liszicasz and two other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of six persons, three of which are highly experienced, (with one additional person currently in process of training) are trained to interpret SFD® signals.

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

Within the province of Alberta, the skilled personnel that we require may periodically be in short supply and there is specialized training required that can take several months in order for a new employee to become effective. If we cannot hire these key personnel, we have inadequate time to train them or should we lose current personnel, then our ability to accept contracts or meet contract commitments may be adversely affected, thereby restricting our ability to earn revenue.

There is no certainty that an investor can trade our common shares on public markets at a stable market price.

The Company has historically had a limited public market for our common shares on the TSX Venture Exchange (the “TSX-V”), and the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained. Effective March 22, 2016, the Company’s application to graduate from the TSX-V to the broader Toronto Stock Exchange (“TSX”), Canada’s premier stock exchange listing, was approved.

10	20-F for the year ended December 31, 2015

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

Because we have a limited operating history and a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer. Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients. No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. Given the relatively low historic trading volumes, small trades of NXT’s common shares can adversely and potentially dramatically affect the market prices for those shares.

Accordingly, investors in our common stock should anticipate both volatile stock price and poor liquidity unless these conditions change.

You will be subject to the penny stock rules to the extent our stock price on the OTCQB is less than $5.00.

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure document prepared by the U.S. Securities and Exchange Commission (the “SEC”) to provide the customer with additional information, including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

You should not expect to receive dividends in the foreseeable future.

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board of directors and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board of directors may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board of Directors may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

11	20-F for the year ended December 31, 2015

We may not be able to protect our trade secrets and intellectual property from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have commenced an IP strategy process and intend to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable. The formal patent protection application process, which commenced in 2012, will require disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

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

The flight operations of SFD® surveys are subject to the hazards associated with general flight operations. An aircraft accident may cause personal injury and loss of life, as well as severe damage to and destruction of property or the SFD® sensors and related equipment.

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

12	20-F for the year ended December 31, 2015

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations. In the event of an incident or accident we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy. The magnitude of a lawsuit of this nature is not determinable. Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

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

Criminal Activity and Social Instability – we have operated in the past in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

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

Currently, there are no restrictions (other than the payment of local with-holding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Colombia and Bolivia; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation and investment.

Commercial Disputes – While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language. Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

13	20-F for the year ended December 31, 2015

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

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds, and wrongful call insurance for such bonds.

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

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

With our North America and International experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys. However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

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

ITEM 4.         INFORMATION ON THE COMPANY

A.         History and development of the company.

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary Stress Field Detection (“SFD®”) remote sensing airborne survey system. SFD® and NXT® are both registered trademarks of NXT Energy Solutions Inc.

NXT’s corporate history is summarized as follows:

•	NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.
•	In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA Inc. became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.
14	20-F for the year ended December 31, 2015

•	Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA Inc. was a development stage research and development enterprise holding the worldwide rights to use what is now our SFD® technology for hydrocarbon exploration purposes.
•	Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.
•	On October 24, 2003, our shareholders approved the continuance of the company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta) (the “ABCA”). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”).
•	On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the ABCA.

Our registered office is located at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

We are a reporting issuer in Alberta and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the ABCA. We are a foreign private issuer under United States securities laws and are subject to the regulation of the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration. Mr. Liszicasz has retained the rights to the technology for use in all other applications.

For further details of the TTA, see the “Summary information on dependence on patents, licenses and contracts” section below.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration. See also Item 4. part B “Summary information on dependence on patents, licenses and contracts” for more information on this TTA agreement.

Our business does not normally rely on significant capital expenditures. For the last three fiscal years, the company made net cash capital expenditures for property and equipment of $3,380,717 (2015), $41,808 (2014), and $20,463 (2013). These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment. In 2015, capital expenditures included the purchase of a survey aircraft (which had previously been charter-hired as needed from the owner / operator of the aircraft), as well as leasehold improvement costs incurred in a move to a new office location in Calgary.

The company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

15	20-F for the year ended December 31, 2015

B.         Business overview.

Description of the nature of the company’s operations and principal activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is effective over wide areas where surveys often exceed 5,000 square kilometers. The SFD® survey system has been shown effective by clients to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we have not invested either directly or indirectly in exploration or development wells or engaged in other exploration or production activities. Our current business model minimizes our capital requirements, thereby conserving cash, and minimizes any perceived or real conflicts between the interests of NXT and its survey clients.

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

Our objective is to obtain broad industry acceptance and appreciation of the value of our SFD® survey system. The main obstacle in achieving this objective is the oil and gas industry’s skepticism related to the adoption of any early-stage technology. Accordingly, industry professionals are seldom prepared to devote resources or stake their professional reputation on an early stage technology. This reluctance is particularly acute when the fundamental science related to the technology is complex and not easily understood, as is the case with SFD®.

Our strategy to overcome skepticism in order to gain industry acceptance of SFD® includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits). Our specific tactics include:

1.	Focus the majority of sales resources on high profile primary markets which offer the maximum opportunity for success (such as Bolivia, Mexico, Colombia);

2.	Build upon success in this initial market, and step out to other markets (such as Argentina, Peru, Brazil) in Latin America, and in South Asia (Pakistan, Malaysia, Sri Lanka);

3.	Pursue requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Continue to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

16	20-F for the year ended December 31, 2015

5.	Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.

Description of the principal markets in which the company competes

Overview of markets

We have an opportunity to provide our services to any region in the world that conducts oil and gas exploration activities. However, we choose to be strategic and focus our limited sales resources in the early stages of commercialization on a limited number of markets.

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

Year ended December 31	2015	2014	2013
South and Central America (Bolivia, Belize)	$ 17,422,151	-	$ 24,803
North America (United States)	-	3,913,367	-
South Asia (Pakistan)	-	-	2,659,292
	17,422,151	3,913,367	2,684,095

North America Market

We began marketing the SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008. Solely in Canada we earned survey revenue of $1.2 million, $5.6 million, and $2.9 million respectively in the prior fiscal years 2006, 2007 and 2008.

In 2011, we completed a US $150,000 contract to conduct a pilot SFD® survey in Montana, USA for a Calgary-based client.

In 2014, we completed two survey projects in Texas and Florida, USA, for a new client, with a total value of $3.9 million.

Latin America and Central America Markets

In 2008, exploration activity seriously diminished in Canada as a result of the world-wide credit crisis and falling natural gas commodity prices. In response, in late 2008 we looked to international markets for new revenue opportunities, especially where there were emerging, frontier-type exploration markets. Latin and Central America became a target market for us, with Colombia viewed as an attractive initial proving ground due to its many characteristics desirable for achieving market success for our SFD® survey system.

Colombia’s business-friendly approach and practical resource policies allowed it to attract a large number of exploration and production companies from around the world. In Colombia, there are obstacles to acquire geological and geophysical data as required to properly evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost and time required to shoot seismic programs, particularly on-shore. SFD® can be a very effective tool to help overcome these obstacles.

Colombia was a primary international market focus in recent years, with NXT gaining valuable experience there. The company earned survey revenue in Colombia of $2.9 million in 2012, $0.4 million in 2010, and $3.7 million in 2009.

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

17	20-F for the year ended December 31, 2015

In 2014, we invested significant marketing efforts in seeking to expand into the emerging Bolivia market. We were able to leverage our past experience in Colombia and Mexico, and in 2015, we successfully secured our largest single survey project to date. The contract with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Oil Company of Bolivia, was based on the local Bolivianos currency (which has an ongoing fixed rate to the US $), and had an equivalent value of US$13 million (net of local sales taxes included in the contract price).

Our SFD® data acquisition operations commenced in Bolivia in early June, and the data acquisition phase was completed in August, with NXT’s related recommendations reports delivered to YPFB in late October. During the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US $1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment was finalized in October, 2015 for this project, the final results for which were delivered by NXT in January 2016.

NXT also had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which have exploration acreage in Bolivia. Two entities expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia: YPFB Chaco and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company). A contract with YPFB Chaco to purchase initial SFD® data (which was acquired in summer 2015) in the amount of US $0.2 million was completed and delivered by NXT in Q4-15.

While conducting operations in Bolivia in summer 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties indicated in 2015 that they intend to execute formal contracts to purchase this data, which has a sales value of approximately US $1.0 million (net), in 2016. While this process has advanced in 2016, there is, however, some risk that this process may not result in formal contracts to purchase the SFD® data from NXT.

South Asia Market

In late 2010, we started to negotiate a US $2.66 million contract to conduct a survey in Pakistan, and the contract was closed largely based upon case studies and client endorsements received from Colombian clients. Due to lengthy delays in securing approvals from all the relevant government bodies, the survey was not able to be commenced until late 2012, and was completed in Q1-2013. Our client subsequently presented the results of this project at an industry conference in Pakistan in November 2013, and this exposure has led to interest from new parties who are active in exploration in the region.

Description of seasonality of the company’s main business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the size and timing of a limited number of survey contracts each year.

Description of the sources and availability of raw materials

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business. Our main direct project input costs are aircraft operating costs and data interpretation staff. None of these expenses have been subject to significant price volatility.

18	20-F for the year ended December 31, 2015

In order to conduct our survey operations we require the following:

  Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide (see also Item 4. part B – “Business Overview - Summary information on dependence on patents, licenses and contracts” below). In December 2015, we acquired from Air Partners a jet aircraft which was previously charterhired to NXT. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.
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

Description of marketing channels

We largely use direct sales methods with some use of independent commissioned sales representatives in international markets.

Summary information on dependence on patents, licenses and contracts

Patents

We have not yet received any patents on our SFD® technology. However, we understand that we may be able to obtain worldwide patents in the future. In May 2012, we commenced a “provisional” patent application process in the U.S. and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain. See also Item 3. part D “Key Information – Risk factors”.

Initiatives to protect our Intellectual Property ("IP" - patenting and new research & development (“R&D”) initiatives) continue, which should also serve to allow us to expand on our technology disclosures in order to build further industry awareness, understanding, and acceptance of SFD®. Squire Patton Boggs LLP, a U.S.-based leader in IP protection, is advising on our IP strategy, including the prior filing of an initial U.S. provisional patent application in May 2013. In November 2014, NXT filed a related patent amendment submission in the U.S. and commenced to undertake new patent applications in select strategic international markets.

Technology Transfer Agreement (TTA)

Upon execution of the TTA on December 31, 2006, Mr. Liszicasz transfered all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration to NXT in exchange for receiving 10,000,000 non-voting, convertible preferred shares.

19	20-F for the year ended December 31, 2015

2,000,000 of these preferred shares became immediately convertible on a one-to-one basis into common shares of the company at the discretion of the holder. Effective May 22, 2013, Mr. Liszicasz formally converted these 2,000,000 preferred shares into 2,000,000 common shares.

The remaining 8,000,000 preferred shares were convertible on a one-to-one basis into common shares if NXT achieved the following cumulative revenue thresholds prior to the expiration of the TTA on December 31, 2015 (the “Maturity Date”):

•	2,000,000 shares, should cumulative gross revenue reach US $50 million,
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $100 million,
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $250 million, and
•	an additional 2,000,000 shares, should cumulative gross revenue reach US $500 million.

An additional 1,000,000 common shares were issuable to Mr. Liszicasz if cumulative gross revenues would have exceeded US $500 million.

NXT also had an option to choose to retain the SFD® technology by immediately converting all of the then outstanding preferred shares prior to the Maturity Date, and the independent members of the Board elected to do so effective August 31, 2015.

In the event that the conversion option had not been exercised by the Maturity Date, the preferred shares would have been redeemed for $0.001 per share and NXT's rights to the SFD® technology would have reverted to the holder of the preferred shares.

Separately, in January 2014, NXT’s CEO (the “Grantor”) personally granted (to a total of 17 persons, including NXT employees, directors, officers, advisors and others) “Rights” to acquire a total of 1,000,000 of the common shares which were expected to become issued to him in 2015 upon future conversion of the preferred shares by their Maturity Date. Each of the Rights were subject to certain vesting provisions and entitled the holder to acquire from the Grantor one common share of NXT at a fixed exercise price of $1.77. The Rights originally had an expiry date of December 31, 2015, which, effective that date, was extended by the Grantor to December 31, 2016. A total of 365,000 of these Rights were granted in 2014 to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights are supplemental to existing incentives which have been granted under NXT’s stock option plan.

Second Amended and Restated Technical Services Agreement (the “TSA”)

In conjunction with the TTA, the TSA was executed on December 31, 2006, covering the terms of Mr. Liszicasz employment with the company. The TSA also had a term ending December 31, 2015, and will be replaced in 2016 by an industry standard Executive Employment Agreement for Mr. Liszicasz, which is in process of being finalized by the NXT Board.

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

20	20-F for the year ended December 31, 2015

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system.

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

For example, in Colombia, SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are: customs obligations and bonds related to the importation and exportation of the aircraft into Colombia; obtaining permits from the local aviation authority; and obtaining permits from the Colombian Air Force. NXT has successfully operated in the past in Colombia in accordance with these requirements.

With our past experience in Canada, the United States, Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose us to forfeiture of performance bonds

C. Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Survey Services International Inc.	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%
PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation – Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%

In February, 2010, NXT registered a formal “Branch” entity with the tax administration and Chamber of Commerce authorities in Colombia. The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations.

In addition, in March, 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a “Branch” entity under the laws of the Plurinational State of Bolivia, in order to contract and conduct survey operations in Bolivia.

21	20-F for the year ended December 31, 2015

D.         Property, plant and equipment.

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. Additionally, we may in the future become entitled to receive gross over-riding royalty (“GORR”) interests on production from portions of certain lands where we conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia, Canada. There is no certainty that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements prior to the expiry of the landowners related mineral leases. No asset value has been recorded in the financial statements for these GORRs.

Facilities / office premises

In August 2015, NXT moved to a new, larger office premises (11,298 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $42,368 (including building operating costs) commencing in October 2015. See also Item 5.F “Contractual Obligations”.

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

22	20-F for the year ended December 31, 2015

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

We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated.

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

A.         Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2015	2014	2013

Survey revenue	$ 17,422,151	$ 3,913,367	$ 2,684,095
Net comprehensive income (loss)	10,540,228	(1,563,361)	(5,341,561)
Net income (loss) per common share - basic	$ 0.22	($ 0.04)	($ 0.13)
Net income (loss) per common share - diluted	$ 0.21	($ 0.04)	($ 0.13)
Net cash generated by (used in) operating activities	6,984,922	(3,581,186)	(774,958)

Cash and short term investments	9,141,281	5,224,065	5,769,077
Total assets	39,079,903	6,049,103	6,839,993
Long term liabilities	300,462	50,000	64,560

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2015

•	In the Q4-15 period, we completed US $13.2 million of survey projects for two new clients in Bolivia, primarily for YPFB, the National Oil Company of Bolivia. A separate project expansion for YPFB, valued at US $1 million, was started in mid-2015 and delivered to the client in January 2016 (to be recognized in revenue in Q1-16).
•	Survey costs were $5,095,691, and with completion of this large survey project, we generated overall net income of $10,540,228 for 2015, compared to net loss of $1,563,361 for 2014.
•	We had cash and short-term investments of $9,141,281 at the end of 2015.
•	Cash flow from operating activities (excluding net changes in non-cash working capital balances) was $5,592,167 for 2015, compared to negative $809,959 for 2014. Including the net change in non-cash working capital balances), operating activities generated net cash of $6,984,922 in 2015, compared to a $3,581,186 net use of cash in 2014.
23	20-F for the year ended December 31, 2015

•	We undertook significant capital expenditures in 2015, with the net cash use of $3,380,717 including $2,734,611 for the purchase of a survey aircraft in December 2015, and most of the remainder for net costs of leasehold improvements at a new office premises.

Financial Highlights for 2014

•	In Q1-14, we completed US $3.7 million of survey projects with a new client, Kerogen Exploration LLC (“Kerogen”), which included surveys in both Texas and Florida. Based on initial results delivered to Kerogen, the initial project was expanded in a short period of time from US $1.1 million to an overall total of US $3.7 million.
•	We incurred a net loss of $1,563,361 for 2014, compared to net loss of $5,341,561 in 2013.
•	We received proceeds of $2,735,995 from the exercise of a total of 2,057,852 common share purchase warrants (exercise price of US $1.20 per share - the “US$ Warrants”) which were issued in the 2012 private placement equity financing.
•	We had cash and short-term investments of $5,224,165 at the end of 2014.
•	Operating activities (including the net change in non-cash working capital balances) used net cash of $3,581,186 in 2014, compared to a $774,958 net use of cash in 2013.

Financial Highlights for 2013

•	In Q1-13, we completed a US $2.7 million survey project for Pakistan Petroleum Ltd., a new national oil company client.
•	We incurred a net loss of $5,341,561 for 2013, compared to net income of $2,062,728 in 2012. The 2013 loss includes a non-cash expense of $1,371,500 which relates to recognizing the change at year-end in the fair value of outstanding US$ Warrants.
•	We received $1,064,222 from the exercise of a total of 846,700 US$ Warrants (exercise price of US $1.20 per share) which were issued in a private placement equity financing in 2012.
•	We had cash and short-term investments of $5,769,077 at the end of 2013.
•	Operating activities used net cash of $774,958 in 2013, compared to a $792,992 net source of cash in 2012.

Net Income (Loss)

	2015	2014	2013
Survey revenue	$ 17,422,151	$ 3,913,367	$ 2,684,095
Expenses
Survey costs	5,095,691	431,518	1,632,159
General and administrative	5,049,690	4,132,108	4,112,787
Stock based compensation expense	1,081,000	658,000	492,000
Amortization expense	704,943	67,162	85,484
	11,931,324	5,288,788	6,322,430
Other expense (income), net	(197,309)	187,940	1,303,680
Income (loss) before income taxes	5,688,136	(1,563,361)	(4,942,015)
Income tax expense (recovery)
Current	1,970,908	-	399,546
Deferred	(6,823,000)	-	-
	(4,852,092)	-	399,546
Net income (loss) for the year	10,540,228	(1,563,361)	(5,341,561)

24	20-F for the year ended December 31, 2015

Expenses for the years ended December 31, 2015, 2014 and 2013

Survey costs – these costs depend on the number of survey projects conducted and completed in each fiscal year. We apply the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which our overall survey recommendations report is delivered to our client. Survey costs may also periodically include expenses related to some R&D and equipment test flights (as was the case in 2014 and 2013) as well as aircraft maintenance charges, which are not necessarily directly related to projects undertaken.

2015 survey costs related to the projects which commenced in May 2015 and were completed in Q4-15 for two new clients in Bolivia. These survey costs include a minor level of expenses incurred for a new local office which was opened in Bolivia in 2015 for administration and servicing of the projects.

2014 reflects completion of US $3.7 million of survey projects in the U.S., while 2013 reflected completion of a US $2.7 million contract which commenced in Pakistan in December 2012, and which was completed and delivered in Q1-13. 2013 also includes revenues of $24,850 related to a small survey which was flown in Belize in fall 2012, and completed in Q1-13. The Belize project in 2013 also included potential additional future revenues to NXT, which are contingent upon future events, and as such, will be recognized if and when received.

The survey contract conducted in Pakistan in Q1-13 had some categories of costs which were higher, and thus a lower profit margin, and a higher rate of foreign income tax withholdings, than the surveys which were completed in 2012. This project was originally negotiated in 2010 at a survey rate per km that was lower than the average which was in effect in 2011.

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

Also, there will be inherent cost differences between operating in Colombia or elsewhere in Latin America as compared with Canada and the United States. Costs incurred to mobilize and demobilize the survey aircraft and crews will vary widely depending on the distance travelled to the survey location. In addition, in some foreign countries we may incur many delays related to obtaining permits and approvals not required in Canada that can result in surveys taking several additional weeks to fly them. These delays result in additional aircraft, crew and accommodation costs.

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2015	2014	2013
Salaries, benefits and consulting charges	$ 2,563,445	$ 2,383,388	$ 2,050,587
Board, professional fees, and public company costs	881,299	612,847	802,450
Premises and administrative overhead	862,052	599,230	584,778
Business development	369,087	433,441	544,642
Colombia office	20,807	103,202	130,330
	4,696,690	4,132,108	4,112,787
Bonus Expense	353,000	-	-
Total G&A	5,049,690	4,132,108	4,112,787

Total G&A for 2015 of $5.0 million was $0.9 million higher than the 2014 total, and the overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	staff levels were higher in 2015, leading to an increase salaries and related benefits.
25	20-F for the year ended December 31, 2015

•	in the Q4-14 period, public company costs were much lower than the normal rate for each quarter based on the timing of discretionary investor relations activities.
•	board, professional fees, & public company costs were higher in 2015 primarily due to a higher level of spending on investor relations activities, and in 2014, a higher percentage of the total fees for NXT Board members were settled in the form of stock options granted, rather than paid in cash.
•	premises and overhead costs rose in Q4-15, and for 2015 YTD, following the move to new, larger office premises in August, 2015. The increase included an overlap of office rent on two locations for one month in Q3-15, and the effect of amortizing the initial “rent-free” period at the new location to G&A expense over the 10 year term of the new lease (which resulted in a “deferred charge” being recorded in long-term liabilities).
•	business development costs were slightly lower for 2015 YTD, although they are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities. Costs incurred in 2015 related to opportunities being pursued in the Latin America, Africa and south Asia regions.
•	a decrease in costs in 2015 for the Colombia office following the lay off in summer 2014 of the office administrator.
•	a corporate bonus pool of $353,000 was expensed in Q4-15 based on financial results of the Bolivia survey project.

While total G&A for 2014 of $4.1 million was comparable to 2013 period, the overall net changes in G&A expense within the five individual categories noted above reflect several factors:

•	staff levels were slightly higher in 2014 as compared to 2013.
•	Board, professional fees, & public company costs decreased in 2014 primarily due to lower expenses for discretionary investor relations activities.
•	business development costs are affected by the timing of discretionary international trips, and for 2013 there was a higher number of international tradeshows and conferences attended.
•	NXT previously maintained a one-person administrative office in Colombia, and this person was laid off in Q3-14 due to an ongoing lack of survey activity in the region.

G&A expense in 2013 decreased by $0.4 million from 2012, which was a combination of several factors:

•	although staff levels were higher in 2013 (rose mainly in the second half of 2012), a lower level of overall consulting fees were incurred due to a reduced headcount of consultants utilized. Also, the 2012 period included performance bonus expenses of $352,000 related to the record survey activity and profit achieved in 2012.
•	2013 reflected slightly increased costs for such items as insurance and legal fees, partially offset by a decrease in investor relations activities.
•	premises overhead costs declined slightly for 2013, primarily due to a decrease in average monthly base rent costs following a renewal of the office lease from November 2012.
•	a high level of business development costs were incurred in 2012 and 2013, primarily related to expanding awareness of the SFD® technology, including costs of international tradeshows and conferences. The 2013 total included costs incurred in expanding on a 2013 geophysical data “integration study” which we undertook with our new client PEMEX, as well as hosting a technology workshop for PEMEX staff in Mexico in Q3-13.
•	the Colombia office had much lower levels of activity, and a slightly reduced salary level, for 2013 as a result of there being no survey activity in the country in 2013.

Stock-Based Compensation Expense (“SBCE”) - this expense varies in any given quarter or year, as it is a function of several factors, such as the number of stock options issued in the period, and the period of amortization (based on the term of the contract and / or number of years for full vesting of the options, which is normally 3 years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

26	20-F for the year ended December 31, 2015

There was a higher average number of stock options outstanding in 2015 (total of 3,462,835 as at the end of 2015 as compared to 2,541,435 as at the end of 2014). Total SBCE also includes additional expense recognized related to the “Rights” which were personally issued by NXT’s CEO in January 2014 (see prior discussion in “Item 4.B – Technology Transfer Agreement” related to the convertible preferred shares), and for which the term to expiry was extended by one year to December 31, 2016 in 2015, as follows:

	2015	2014	2013
SBCE recognized related to:
Rights – grant in 2014	$ 244,000	$ 226,000	$ -
Rights – extension of term in 2015	210,000	-	-
	454,000	226,000	-
Stock options	627,000	432,000	492,000
	1,081,000	658,000	492,000

SBCE related to stock options for 2014 was lower than in 2013 partially due to a number of stock options which were issued in Q4-13 having immediate vesting, which resulting in the full expense being recognized in the Q4-13 period, rather than being amortized over the standard three year vesting period.

Amortization expense – consists of the following amounts:

	2015	2014	2013
Amortization of:
Property and equipment	$ 142,943	$ 67,162	$ 85,484
Intellectual property	562,000	-	-
	704,943	67,162	85,484

Most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. Prior to 2015, annual capital spending has been minimal, resulting in declining levels of amortization expense.

Although significant capital expenditures were incurred in 2015 for the purchase of a survey aircraft (in December, 2015) and for leasehold improvements (completed in August 2015), amortization on such applied for only a portion of 2015.

Amortization expense  for 2015 also relates to intellectual property, which was acquired by NXT upon the August 31, 2015 conversion (the “Conversion”) of the final 8 million NXT preferred shares.

The Conversion gave rise to the application of “fair-value” accounting in Q3-15, whereby the 8 million common shares issued were assigned an estimated fair-value of $18.5 million.  An intellectual property (“IP”) asset related to the technology acquired was recognized at approximately $25.3 million, which included a tax effect gross-up of $6.8 million (as the IP has no corresponding deferred tax pool deduction for ongoing Canadian current income tax purposes).

The IP assets December 31, 2015 net book value of $24.7 million will be amortized on a straight line basis over a 15-year period (future amortization expense of $1,685,000 per year), and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Other Expense (Income)

	2015	2014	2013
Interest expense (income), net	$ (13,910)	$ (50,824)	$ (25,455)
Foreign exchange (gain) loss	(712,480)	(158,817)	(150,350)
Feasibility study and other expenses	529,081	354,781	107,985
Increase (decrease) in fair value of US$ Warrants	-	42,800	1,371,500
	(197,309)	187,940	1,303,680

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for leasehold improvements, and varies by year based on the level of cash available for investment.

27	20-F for the year ended December 31, 2015

Foreign exchange (gain) loss – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US $, Canadian dollar and to a minor extent, the Colombian peso ("COP"). For example, when the Canadian dollar trades higher relative to the US $, cash held in US $ will decline in value and this decline will be reflected as a foreign exchange loss in the period. We normally hold cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we occasionally are contractually obligated to hold certain restricted cash funds in US $ instruments to support performance bond commitments issued for projects in certain foreign countries.

Feasibility study and other expenses – this total includes costs incurred for the following:

	2015	2014	2013
Feasibility study	$ 400,104	$ 213,241	-
Intellectual property and R&D	121,348	148,975	$ 93,585
Other, net	7,629	(7,435)	14,400
	529,081	354,781	107,985

In the Q4-14 period, NXT commenced a feasibility study undertaken with the aim of monetizing the value of specific portions of our proprietary SFD® data library, and started to incur significant geotechnical and consulting costs related to this project, which continued through mid-2015.

Other expenses includes primarily discretionary costs related to intellectual property / patent filings and R&D activity related to the SFD® technology. Also, minor net expenses are incurred related to pre-2009 minority interests in oil & gas activities.

NXT has certain asset abandonment and reclamation obligations (“ARO”) related to our historical minority working interests in various oil and gas wells in which NXT had participation prior to 2005. At December 31, 2015, the ARO is estimated to be $51,240, based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

Change in fair value of US$ Warrants – until May 2014, we previously had outstanding US$ Warrants (which had a US $1.20 exercise price and a term of two years to expiry in March and May, 2014) that were issued in a $3.2 million private placement equity financing in early 2012. As these US$ Warrants were denominated in a currency other than the company's Canadian $ functional currency, they were classified as "derivative instruments" under U.S. Generally Accepted Accounting Principles (“GAAP”), and were recorded on a fair value basis at each period end (a total of $1,238,000 as at December 31, 2013 and $241,000 at December 31, 2012). This balance was adjusted to its estimated fair value at each period end (until expiry of the US$ Warrants in early 2014), based on the number of US$ Warrants outstanding. These derivative instruments were classified as a liability balance but did not require any ongoing outlay of cash.

We currently have no other outstanding derivative financial instruments, such as foreign currency hedges.

Income tax expense - NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and subsidiary companies in certain countries may be subject to foreign income tax with-holdings. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit against future taxable earnings from the foreign jurisdictions.

In 2015, NXT expensed foreign income tax with-holdings of $1,755,678 (2014 – $nil) which were incurred on certain charges to a subsidiary company in connection with the Bolivia survey project.  Total current income tax expense for 2015 also includes income taxes payable in Bolivia for NXT’s local operating entity.

On the acquisition of the IP assets in 2015, an estimated deferred income tax liability of $6.8 million arose.  However, NXT has available a significant historic total of previously unrecorded deferred income tax assets (non-capital / operating losses and other tax pools available for Canadian income tax purposes of approximately $29 million at December 31, 2015), and therefore a deferred tax recovery / benefit of $6.8 million was recognized in 2015 which offset the balance sheet impact of this deferred tax liability.  A total net income tax recovery was recognized in 2015 as follows:

28	20-F for the year ended December 31, 2015

	2015	2014	2013
Foreign with-holding taxes incurred	$ 1,755,678	-	399,546
Corporate income tax expense – foreign	215,230	-	-
	1,970,908	-	399,546
Defered tax recovery	(6,823,000)	-	-
Net tax expense (recovery)	(4,852,092)	-	399,546

At the end of 2015, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has only been partially recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2030 to 2035) and other resource deductions totaling approximately $29 million.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in such non-cash items as SBCE, which can occasionally be a significant expense in any given quarter. In addition, in Q3-12, we commenced to recognize significant adjustments to the fair value of "derivative instruments", which include US$ Warrants to purchase NXT common shares.

	Q4-15	Q3-15	Q2-15	Q1-15
	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Survey revenue	$ 17,422,151	$ -	$ -	$ -
Net income (loss)	15,523,601	(1,878,210)	(1,586,991)	(1,518,172)
Income (loss) per share - basic	0.29	(0.04)	(0.04)	(0.03)
Income (loss) per share - diluted	0.29	(0.04)	(0.04)	(0.03)

	Q4-14	Q3-14	Q2-14	Q1-14
	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Survey revenue	$ -	$ -	$ -	$ 3,913,367
Net income (loss)	(1,532,466)	(1,330,167)	(1,286,461)	2,585,733
Income (loss) per share - basic	(0.03)	(0.03)	(0.03)	0.06
Income (loss) per share - diluted	(0.03)	(0.03)	(0.03)	0.05

Q4-15 to Q3-15 comparison – NXT had survey revenue of $17,422,151 ($nil in Q3-15), survey costs of $5,070,023 ($nil in Q3-15), SBCE of $490,000 ($169,000 in Q3-15), total amortization expense of $523,760 ($146,828 in Q3-15) and a total net income tax recovery of $5,415,933 (income tax expense of $485,788 Q3-15).

Q3-15 to Q2-15 comparison – NXT had survey revenue of $nil ($nil in Q2-15), survey costs of $nil ($228 in Q2-15), SBCE of $169,000 ($228,000 in Q2-15), and total amortization expense of $146,828 ($18,830 in Q2-15).

Q2-15 to Q1-15 comparison – NXT had survey revenue of $nil ($nil in Q1-15), survey costs of $228 ($25,440 in Q1-15), and SBCE of $228,000 ($194,000 in Q1-15).

Q1-15 to Q4-14 comparison – NXT had survey revenue of $nil ($nil in Q4-14), survey costs (related to equipment test flights and aircraft maintenance costs) of $25,440 ($33,221 in Q4-14), and SBCE of $194,000 ($186,000 in Q4-14).

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

Q2-14 to Q1-14 comparison – NXT had survey revenue of $nil ($3,913,367 in Q1-14), survey costs of $10,637 ($333,188 in Q1-14), SBCE of $150,000 ($131,000 in Q1-14), and an increase in the fair value of US$ Warrants (derivative financial instruments) expense of $nil ($42,800 expense in Q1-14).

29	20-F for the year ended December 31, 2015

Q1-14 to Q4-13 comparison – NXT had survey revenue of $3,913,367 ($nil in Q4-13), survey costs of $333,188 ($81,285 in Q4-13), SBCE of $131,000 ($183,000 in Q4-13), and an increase in the fair value of US$ Warrants (derivative financial instruments) expense of $42,800 ($268,500 expense in Q4-13). Two survey projects (in Florida in Texas) commenced for a US based client in late December 2013, with the project completed and the related revenue and work-in-progress costs recognized in the Q1-14 period.

B.         Liquidity and capital resources.

Our sources of liquidity include cash flow from operations and the use of equity financings as needed. At present, there are no bank debt facilities available to us. We expect that our current working capital is sufficient to meet our present requirements.

We do not presently have any legal or economic restrictions that would affect the ability of any subsidiaries to transfer funds to us. As of the last fiscal year end, and the present date, we do not have any material outstanding commitments for capital expenditures that require funding.

NXT's cash and cash equivalents plus short-term investments at the end of Q4-15 was $9.1 million.

Prior to Q2-15, NXT’s financial statements reflected various disclosures related to the use of the “going concern” basis of presentation. Significant progress was made in 2015 in expanding the business, including securing, executing, and delivering the sizeable Bolivia survey contract, which resulted in a significant expansion of our liquidity and working capital.

NXT's longer term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used on a limited basis in recent years to supplement working capital as required.

Private placement financings totaling $3.2 million ($2.9 million net of finders fees and share issue costs incurred) were conducted in early 2012 to enhance NXT's financial strength and fund its expansion plans. This financing also included the US$ Warrants (which had a term of two years, expiring in March and May 2014), for which exercise proceeds of US $1.0 million were received in Q4-13 and US $2.5 million in 2014.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects, such as was utilized on our project for YPFB in Bolivia. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has minimal secured debt and had total “net working capital” of $7.5 million as at Q4-15 as follows:

30	20-F for the year ended December 31, 2015

	December 31,	December 31,	net change
	2015	2014	in 2015
Current assets (current liabilities):
Cash and cash equivalents	$ 7,085,803	$ 50,635	$ 7,035,168
Short-term investments	2,055,478	5,173,430	(3,117,952)
	9,141,281	5,224,065	3,917,216
Restricted cash	75,000	-	75,000
Accounts receivable	810,400	248,930	561,470
Prepaid expenses and deposits	260,397	338,644	(78,247)
Accounts payable and accrued liabilities	(1,163,783)	(782,626)	(381,157)
Income taxes payable	(1,253,126)	-	(1,253,126)
Current portion of capital lease obligation	(34,159)	-	(34,159)
Net working capital before the undernoted items	7,836,010	5,029,013	2,806,997
Additional asset (liability) amounts:
Work-in-progress	404,840	-	404,840
Deferred revenue	(706,722)	-	(706,722)
	(301,882)	-	(301,882)
Net working capital	7,534,128	5,029,013	2,505,115

The above noted $2.5 million increase in net working capital at Q4-15 is primarily due to the $4.1 million net income generated for 2015. The higher totals for individual components noted above for the total net working capital balance at December 31, 2015 compared to December 31, 2014 relates to:

•	an increased level of operating activity in conducting the Bolivia survey project.
•	a portion of the 2015 Bolivia survey projects were delivered to the client in January 2016, giving rise to the $706,722 deferred revenue and $404,840 work-in-process (or deferred costs) balances at December 31, 2015. There were no amounts recorded in work-in-progress ("WIP", a current asset) and deferred revenue at December 31, 2014.
•	a new capital lease obligation of $200,000 arose in 2015, used to finance a small portion of the leasehold improvement costs incurred.

NXT applies the "completed contract" method of revenue recognition - revenues and related project costs are deferred until the period in which the survey contract is completed. At each period end, if applicable, deferred revenue (a current liability) represents progress billing amounts that are to be recognized in revenue in future periods. Similarly, WIP relates to deferred survey costs which will be expensed in future periods upon completion of the related contracts. As these amounts will not result in additional future cash inflows or outflows to the Company, they are excluded (in periods in which applicable) from NXT’s above noted table / analysis of net working capital.

This discussion includes references to terms such as “net working capital” and “net working capital before the undernoted items”, which do not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT utilizes the above noted sub-total line “net working capital before the undernoted items” to assess a more relevant measure of financial liquidity (excluding items classified as liabilities such as deferred revenue balances) as at the period end date.

31	20-F for the year ended December 31, 2015

Sources and uses of cash

The following table, and the narrative below, summarizes NXT’s net cash flows, and the total cash plus short-term investments held at the end of the periods, for the last three fiscal years:

For the year ended December 31	2015	2014	2013
Cash provided by (used in):
Operating activities	$ 6,984,922	$ (3,581,186)	$ (774,958)
Financing activities	327,824	3,024,061	1,077,456
Investing activities	(277,578)	(2,711,867)	(2,035,465)
Net cash inflow (outflow)	7,035,168	(3,268,992)	(1,732,967)
Cash & cash equivalents, start of the year	50,635	3,319,627	5,052,594
Cash & cash equivalents, end of the year	7,085,803	50,635	3,319,627

Cash & cash equivalents	7,085,803	50,635	3,319,627
Short-term investments	2,055,478	5,173,430	2,449,450
Total	9,141,281	5,224,065	5,769,077

Operating Activities

Net cash flow from operating activities listed above is a function of net income (loss) for the year, an add back of the net non-cash revenue and expense items (such as SBCE, amortization expense, deferred tax expense (recovery), and in 2013, the change in fair value of derivative instruments), and the net change in year-end working capital items (for example, a net decrease in working capital in the year gives rise to a source of cash), with these components each year as follows:

For the year ended December 31	2015	2014	2013
Comprehensive income (loss) for the year	$ 10,540,228	$ (1,563,361)	$ (5,341,561)
Add back net non-cash expense and income items	(4,948,061)	753,402	1,951,731
	5,592,167	(809,959)	(3,389,830)
Change in non-cash working capital balances	1,392,755	(2,771,227)	2,614,872
Total cash provided by (used in) in operations	6,984,922	(3,581,186)	(774,958)

Financing Activities

2015 – the overall net cash from financing activities of $327,824 reflects:

•	$335,946 of proceeds from exercise of a total of 347,266 NXT stock options.
•	$8,122 used for repayment of the new capital lease obligation which was entered into in 2015.

2014 - no equity financings occurred in 2014 or 2013. In 2014, NXT received a total of $2,735,995 proceeds from exercise of US$ Warrants (which had an exercise price of US $1.20 per common share and which had been issued in a private placement equity financing in 2012) and $288,066 proceeds from exercise of a total of 482,665 stock options.

2013 – no financings occurred in 2013. The net cash source of $1,077,456 reflects $1,064,222 proceeds from exercise of a portion of the US$ Warrants that had been issued in 2012, plus $13,234 proceeds from the exercise of stock options.

32	20-F for the year ended December 31, 2015

Investing Activities

2015 – the overall net cash used in investing activities of $277,578 for 2015 reflects these components:

•	a use of $3,380,717 for net capital additions, which relate primarily to $2.7 million for a survey aircraft acquired in December 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	a source of $3,117,652 from a net decrease in cash invested in short-term investments.
•	a use of $75,000 related to an increase in restricted cash balances (issued for bank security purposes).
•	a source of $60,187 arising from an increase in non-cash working capital balances related to investing activities.

2014 - the overall net cash used in investing activities of $2,711,867 reflects three components:

•	a $2,723,980 use relating to a movement from cash into short-term, interest bearing investments.
•	A $53,921 source from a decrease in restricted cash balances. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign clients as performance guarantees for survey contracts.
•	and $41,808 used in purchases of property and equipment.

2013 - the overall net cash used in investing activities of $2,035,465 reflects three components:

•	a $2,394,450 use relating to a movement from cash into short-term, interest bearing investments.
•	A $379,448 source from a decrease in restricted cash balances. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign clients as performance guarantees for survey contracts.
•	and $20,463 used in purchases of property and equipment.

C. Research and development, patents and licenses, etc.

There was no separate R&D expense reported in the financial statements in the years 2015, 2014 and 2013. In these three years, expenditures related to R&D were included within general and administrative expense (related to a portion of staff salaries and overhead) and in other expense (for patent filings and related costs).

D. Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 26, 2016 we do not have a significant committed “backlog” or order book of contracts to be performed.

We are not aware of any current external trends (such as in commodity prices, etc.) which could affect our operations for the next fiscal year. As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year, and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US $5.8 million. In 2015, projects totaling US $13 million were completed in Bolivia for YPFB. We continue to seek future business projects with large exploration clients such as PEMEX and YPFB, with the aim of having each new client become an ongoing repeat customer.

33	20-F for the year ended December 31, 2015

E.         Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.         Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2015:

		less than	2 to 3	4 to 5	more than
	total	1 year	years	years	5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations:
Premises rent / operating lease	5,264,114	533,826	1,067,652	1,070,618	2,592,018
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	51,240	-	51,240	-	-

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board of directors. At present, our Board of directors consists of seven members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of April 26, 2016, for our directors, executive officers and key employees:

34	20-F for the year ended December 31, 2015

Mickey Abougoush Age 69 Director since November 2007

Mr. Abougoush is a retired professional engineer with over 40 years of experience in the petroleum industry, largely in technical and executive positions. He previously (to August 2015) was the chairman of Teknica Overseas Ltd., an international consulting company. He previously was chairman of SQFive Intelligent Oilfield Solutions Ltd., an international consulting and software development company and also served as president of Teknica Petroleum Services Ltd., an international consulting and software development company. He was formerly a director of both CCR Technologies Ltd. and WellPoint Systems Inc., both of which were public companies listed on the TSX Venture Exchange.

Mr. Abougoush is the Chair of NXT’s Audit Committee and a member of the Governance Committee.

George Liszicasz Age 62 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

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

Charles Selby Age 59 Director since January 2006

Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta. He previously practiced law for two large Canadian law firms, specializing in securities and corporate finance matters. Since leaving the practice of law, he has served on the board and in management of a number of reporting issuers including Arakis Energy, which has operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX-V, and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities which are involved in oil & gas production.

Mr. Selby was also formerly the Chairman and CEO of Canadian Star Energy Limited, and was formerly the Chief Financial Officer of AltaCanada Energy Corp.  He also formerly served (1993 to 2010) as the Vice-President and Corporate Secretary of Pengrowth Corporation, which administered Pengrowth Energy Trust, a large North American energy royalty trust.

Mr. Selby has also previously been a director of several other Canadian reporting issuers.

Mr. Selby is the Chair of NXT’s Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees. In 2016, he was appointed as NXT’s independent Lead Director.

35	20-F for the year ended December 31, 2015

John Tilson Age 72 Director since February 2015

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

Mr. Tilson is the Chair of the Strategic Planning Committee, and a member of the Compensation Committee.

Thomas E. Valentine Age 54 Director since November 2007 Corporate Secretary since April, 2014

Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd.

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

36	20-F for the year ended December 31, 2015

Krishna Vathyam Age 52 Director since January 2013

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

Bruce G. Wilcox Age 61 Director since June 2015

Mr. Wilcox had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Managing Committee. Mr. Wilcox specialized in Cumberland’s investment positions in energy industry (E&P and service) companies, with an emphasis on value and long-term holdings. During his tenure, the fund’s assets under management ranged from US $0.7 to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US $100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), Modern Chinese from the University of California, Santa Barbara, and a Master of International Management from the American Graduate School of International Management in Phoenix.

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy

Mr. Wilcox is a member of NXT’s Audit, Disclosure, and Strategic Planning Committees.

37	20-F for the year ended December 31, 2015

Greg Leavens Age 51 V-P Finance and CFO since July 2011

Mr. Leavens joined NXT in July 2011 as Vice-President of Finance and Chief Financial Officer. Mr. Leavens obtained a Chartered Accountant designation in 1989, and has over 25 years experience in financial reporting, treasury, taxation, regulatory and risk management.

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

Andrew Steedman Age 55 V-P Operations since December 2005

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

Messrs. Abougoush, Selby, Tilson, Valentine, Vathyam and Wilcox are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.         Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer and the other two of the four most highly compensated executive officers serving as executive officers (of which there were only three) at December 31, 2015, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2015. All officers of the company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2015:

Name & Principal Position	salary	bonus (1)	vacation (2)	other (3)	total

George Liszicasz, President & CEO (4)	$248,550	110,000	-	$ 15,727	$ 374,277
Andrew Steedman, V-P Operations	200,500	80,000	-	8,208	288,708
Greg Leavens, Chief Financial Officer	198,000	20,000	-	6,312	224,312

38	20-F for the year ended December 31, 2015

(1) annual bonus amounts, based on such factors as NXT’s profitability and growth, are subject to the approval of NXT’s Compensation

Committee. There were no bonus amounts accrued for the fiscal year end December 31, 2015 which would be payable in 2016.

(2) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.

(3) “other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking.

(4) salary and other totals exclude the cash portion of fees earned as Chairman of the Board, for which $45,000 was received in 2015

($35,000 of which was for fees earned for 2015 and $10,000 paid to Mr. Liszicasz in January, 2015 for one-half of the Board fees remaining to be paid for 2014).

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares. New members who join the Board receive a separate grant of stock options (with entitlement to exercise vesting over a 3 year period) in the year of joining the Board.

In 2015 and 2014, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of Board fees earned for the year. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee). Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2015 and 2014 is summarized as follows:

	2015	2014
Payable in cash	$ 173,209	$ 80,000

# of stock options granted:
As part of annual Board fee compensation	42,600	110,000
to new Board members joining the Board	300,000	-
	342,600	110,000

In 2014, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of Board of director fees earned for 2014 (of which a maximum of 50% could be elected to be received in cash), which was in aggregate $80,000 cash and 110,000 stock options granted (one director elected to instead receive no cash, and a total of 35,000 stock options, as compared to the grant of 15,000 stock options plus payment in cash as was elected by the other five directors who were serving in 2014).

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

C.         Board practices.

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

39	20-F for the year ended December 31, 2015

Service Contracts

No directors (other than an employment contract for the CEO, Mr. Liszicasz) have service contracts with the company or any of its subsidiaries that provide benefits upon termination of employment.

Board of Directors Mandate

The principal role of the Board is stewardship of the company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the company’s business with the objective of preserving the company’s assets. The Board, through the CEO, sets the attitude and disposition of the company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board of directors is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

Board Committees

Corporate Governance Committee

The company and the Board recognize the importance of corporate governance to the effective management of the company and to its shareholders. The company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value. The Mandate of the Corporate Governance Committee is posted on the company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

The Board and management endorse the need to establish forward-looking governance policies and to continuously evaluate and modify them to ensure their effectiveness.

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Abougoush and Vathyam are members of the Corporate Governance Committee, and are all independent.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Messrs. Selby and Wilcox (who are independent) and Mr. Leavens (Chair).

40	20-F for the year ended December 31, 2015

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Abougoush (Chair), Selby and Wilcox. All members of the Audit Committee are independent and each member is financially literate. The company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

M. S. (Mickey) Abougoush

Mr. Abougoush holds a B.Sc. Chemical Engineering degree from the University of Alberta and has completed the director’s education program sponsored by the Canadian Institute of Corporate Directors. He has previously served as audit committee chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, with past legal experience specializing in securities and corporate finance matters.  He has served on the board or in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry.

Mr. Selby has previously served on the audit committees of AltaCanada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.)

Bruce Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management in Phoenix. His career as an investment company CEO, analyst and portfolio manager was spent primarily with Cumberland Associates, LLC, a New York equity fund, where he was a partner, and served as Chairman of the Managing Committee.

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

Pre-Approval Policies and Procedures - The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the company’s principal auditor prior to the commencement of the engagement, subject to the following:

•	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;
•	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $32,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

41	20-F for the year ended December 31, 2015

•	for engagements not on the pre-approved list and with expected costs greater than $32,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), Valentine and Vathyam are members of the Compensation Committee, and are all independent. The charter or mandate of the Compensation Committee is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Ave SW, Calgary, Alberta, Canada, T3E 0B4.

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

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Selby and Wilcox are members of the Strategic Planning Committee, and are all independent. The Committee was formed in 2015 to assist the company with addressing long range planning considerations, including plans for growth and management succession.

D.          Employees

Fiscal year ended December 31, 2015

As of the fiscal year ended December 31, 2015 we had a total of 21 employees and nil full-time independent contractors. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2015:

Function	employees	contractors	total
Senior management team	4	-	4
Finance, administration and sales	5	-	5
Operations and technical development	12	-	12
Total	21	-	21

42	20-F for the year ended December 31, 2015

All of the above noted staff are based in Calgary, Canada except for 2 based in the Santa Cruz, Bolivia office which was opened in 2015. The 12 operations and technical development staff includes one research scientist holding a Ph.D. and 4 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2014

As at December 31, 2014, we had a staff of 16, all based in Calgary, as follows:

Function	employees	contractors	total
Senior management team	4	-	4
Finance, administration and sales	3	1	4
Operations and technical development	7	1	8
Total	14	2	16

The 8 operations staff included one research scientist holding a Ph.D. and a geophysicist. We periodically engaged other technical and administrative contract personnel as required on a project basis.

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

E.         Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the company’s last AGM held on June 8, 2015. Pursuant to this Plan, all stock option grants must be approved by the Board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The following stock options were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2015, 2014, and 2013 and to date to April 26, 2016:

43	20-F for the year ended December 31, 2015

In 2015 and to date in 2016:

•	a total of 300,000 stock options with an exercise price of $2.10 per common share were granted in September 2015 to two persons who joined the NXT Board of directors in 2015.
•	a total of 42,600 stock options with an exercise price of $1.73 per common share were granted in December 2015 to two directors as part of their elected form of payment of their Board of director fees earned for 2015. All of these options had immediate vesting at the grant date.

In 2014:

•	260,000 stock options with an exercise price of $1.35 per share were granted to an officer of NXT in December 2014.
•	a total of 55,000 stock options with an exercise price of $1.35 per share were granted in January 2015 to directors as part of their Board of director fees earned for the period July to December 2014. All of these options had immediate vesting at the grant date.
•	a total of 55,000 stock options with an exercise price of $1.39 per share were granted in July 2014 to directors as part of their Board of director fees earned for the period January to June 2014. All of these options had immediate vesting at the grant date.

In 2013:

•	150,000 options with an exercise price of $0.76 per share were granted to a new director who joined NXT in January 2013.
•	150,000 options with an exercise price of $0.66 per share were granted to a V-P who joined the company in April 2013 (and who left NXT before the end of 2013, forfeiting all of these stock options, none of which had vested).
•	a total of 52,500 stock options with an exercise price of $0.86 per share were granted in July 2013 to directors in conjunction with Board of director fees earned for the period January to June 2013.
•	20,000 options with an exercise price of $1.30 per share were granted to the new Corporate Secretary who joined NXT in August 2013 (and who resigned from the company in April, 2014).
•	a total of 65,000 stock options with an exercise price of $1.83 per share were granted in December 2013 to directors as part of their Board of director fees earned for the period July to December 2013. All of these options had immediate vesting at the grant date.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 26, 2016. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the company.

44	20-F for the year ended December 31, 2015

Issued and outstanding stock options held by directors and officers of the company

(as of April 26, 2016)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$ 0.86	23-Jul-2012	23-Jul-2017	100,000
CEO & Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-1018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				145,000	4.2%

Andrew Steedman	$ 1.16	22-Jul-2011	22-Jul-2016	80,000
V-P Operations	$ 0.86	23-Jul-2012	23-Jul-2017	100,000
	$ 1.35	9-Jan-2015	9-Jan-2020	260,000
				440,000	12.7%

Greg Leavens	$ 1.16	22-Jul-2011	22-Jul-2016	150,000
V-P Finance & CFO	$ 0.86	23-Jul-2012	23-Jul-2017	100,000
	$ 1.82	20-Oct-2015	20-Oct-2020	30,000
				280,000	8.1%

Mickey Abougoush	$ 0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				115,000	3.3%

Charles Selby	$ 0.86	23-Jul-2012	23-Jul-2017	120,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				165,000	4.8%

John Tilson	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	25,600
				175,600	5.1%

Thomas Valentine	$ 0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				115,000	3.3%

Krishna Vathyam	$ 0.76	25-Jan-2013	25-Jan-2018	150,000
Director	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	15,000
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				187,500	5.4%

Bruce Wilcox	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	17,000
				167,000	4.8%

Total number of stock options held by officers and directors				1,790,100	51.7%

45	20-F for the year ended December 31, 2015

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of April 26, 2016 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares within 60 days of April 26, 2016 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 53,308,009 common shares issued and outstanding as of April 26, 2016. This total of 53,308,009 excludes all outstanding options and warrants that are exercisable within 60 days of April 26, 2016 (which is adjusted for each individuals’ % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 26, 2016 [5]	Percent of Common Shares [5]
Directors and Officers:
George Liszicasz 1 & 2	15,344,490	28.1%
Mickey S. Abougoush [1]	192,500	* [3]
Charles Selby [1]	570,661	1.0%
John Tilson [1]	2,819,348	5.2%
Thomas E. Valentine [1]	112,500	* [3]
Krishna Vathyam [1]	185,000	* [3]
Bruce Wilcox [1]	161,400	* [3]
Greg Leavens [2]	311,168	* [3]
Andrew Steedman [2]	700,500	1.3%
Total D & O Common Shares	20,398,067	37.1%

Major Shareholders (> 5%):
Mork Capital Management, MCAPM, L.P., and Michael Mork [4]	3,710,610	7.0%
[1] Director of NXT
[2] Officer of NXT

[3] Beneficially owns less than one percent of the total outstanding common shares.

[4] based on information provided to the company as at April 4, 2016 by
Mork Capital Management, MCAPM, L.P. and its principal, Mr. Michael Mork.

[5] For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of April 26, 2016 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

46	20-F for the year ended December 31, 2015

	common	vested &
	shares	exerciseable	Pro forma
	held	options	total

Liszicasz	15,202,490	142,500	15,344,490
Abougoush	80,000	112,500	192,500
Selby	408,161	162,500	570,661
Tilson	2,793,748	25,600	2,819,348
Valentine	-	112,500	112,500
Vathyam	-	185,000	185,000
Wilcox	144,400	17,000	161,400
Leavens	61,168	250,000	311,168
Steedman	433,834	266,666	700,500

	19,123,801	1,274,266	20,398,067

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

•	in May 2013, George Liszicasz acquired 2,000,000 common shares upon conversion of an initial total of 2,000,000 of the 10,000,000 preferred shares which he held.
•	In August 2015, the remaining 8,000,000 preferred shares were converted into 8,000,000 common shares issued to George Liszicasz pursuant to completion of the acquisition of the SFD® technology under the terms of the TTA.
•	In 2014, John Tilson exercised 200,000 US$ Warrants to acquire 200,000 NXT common shares at an exercise price of US $1.20 per common share. The US$ Warrants had been acquired in 2012 through participation in a $3.2 million private placement equity financing by NXT, under which Mr. Tilson acquired 200,000 “Units” (which consisted of one common share and one US$ Warrant, expiring in 2014, to acquire a common share at a price of US $1.20) at a price of US $0.75 per Unit.

The following information is taken from the records of Computershare Trust Company of Canada, located in Calgary, Alberta, Canada, the company's transfer agent for its common shares. As of April 26, 2016 there were 140 registered holders of record of the company's common shares, including 81 in the United States who collectively held 20,947,946 common shares, representing 39.3% of NXT’s 53,308,009 total issued and outstanding common shares.

47	20-F for the year ended December 31, 2015

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

B.	Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2015 through the current date, April 26, 2016:

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. Details of stock options which have been exercised by related parties are noted below.
•	One of the members of NXT’s Board of directors is a partner in a law firm which provides legal advice to NXT. In 2015, NXT incurred legal expenses of $100,598 with this firm, for which a total of $62,048 is included in accounts payable as at December 31, 2015.
•	Accounts receivable includes short-term loans due from two employees totaling $51,026. These loans mature on October 1, 2016, and bear interest at a variable rate, which is currently 1%.
•	There were no stock options to acquire common shares of the company exercised in 2015 by persons who were directors or officers of NXT as at the date of their exercise. Mr. John Agee exercised a total of 250,000 stock options subsequent to his resignation from the Board, which was effective June 8, 2015.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

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

48	20-F for the year ended December 31, 2015

Dividend Policy

The company does not pay dividends.

B.	Consolidated statements and other financial information.

As of April 26, 2016, there have not been any significant subsequent events which have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2015. NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2016 will be released in mid-May, 2016.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and listing details.

The following tables set forth the price history of the company’s common shares listed on the OTC in the United States and on the TSX-V and the TSX in Canada.1

		OTC QB		TSX-V & TSX
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
5 prior fiscal years
Year ended	December 31, 2015	$ 2.17	$ 0.99	$ 2.73	$ 1.18
Year ended	December 31, 2014	$ 1.80	$ 0.84	$ 1.93	$ 0.90
Year ended	December 31, 2013	$ 1.99	$ 0.56	$ 2.04	$ 0.56
Year ended	December 31, 2012	$ 1.16	$ 1.60	$ 1.13	$ 0.59
Year ended	December 31, 2011	$ 1.29	$ 0.40	$ 1.20	$ 0.32

Prior Quarters
Quarter ended	Q1 - March 31, 2016	$ 1.41	$ 0.90	$ 1.97	$ 1.19
Quarter ended	Q4 - December 31, 2015	$ 1.53	$ 1.13	$ 2.09	$ 1.51
Quarter ended	Q3 - September 30, 2015	$ 2.00	$ 1.20	$ 2.59	$ 1.55
Quarter ended	Q2 - June 30, 2015	$ 2.17	$ 1.37	$ 2.73	$ 1.73
Quarter ended	Q1 - March 31, 2015	$ 1.48	$ 1.01	$1.83	$ 1.18
Quarter ended	Q4 - December 31, 2014	$ 1.50	$ 0.94	$ 1.73	$ 1.08
Quarter ended	Q3 - September 30, 2014	$ 1.53	$ 1.10	$ 1.65	$ 1.15
Quarter ended	Q2 - June 30, 2014	$ 1.34	$ 0.84	$ 1.45	$ 0.90
Quarter ended	Q1 - March 31, 2014	$ 1.80	$ 1.27	$1.93	$ 1.44

For each of the last 6 months
Month ended	March 31, 2016	$ 1.20	$ 0.90	$ 1.58	$ 1.19
Month ended	February 28, 2016	$ 1.27	$ 1.00	$ 1.80	$ 1.38
Month ended	January 31, 2016	$ 1.41	$ 1.03	$ 1.97	$ 1.48
Month ended	December 31, 2015	$ 1.53	$ 1.13	$ 2.09	$ 1.68
Month ended	November 30, 2015	$ 1.36	$ 1.19	$ 1.85	$ 1.51
Month ended	October 31, 2015	$ 1.48	$ 1.29	$ 1.93	$ 1.71

(1) See section C. “Markets” below for further information on share trading history.

B.          Plan of distribution.

Not applicable.

49	20-F for the year ended December 31, 2015

C.         Markets.

Our common shares are currently quoted in the United States on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX-V under the symbol “SFD.V” (to March 21, 2016) and on the TSX under the symbol “SFD” effective from March 22, 2016, and in Europe on the Frankfurt and Berlin Exchanges (both of these listings are inactive) under the symbol “EFW”.

The company’s common shares commenced trading on the US Over-The-Counter Bulletin Board pursuant to a reverse takeover transaction in 1996, and were approved for listing on the Frankfurt and Berlin Exchanges in January 2004, and on the TSX-V in December 2007. Effective March 22, 2016, NXT upgraded its Canadian listing from the TSX-V to the TSX.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

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

Borrowing Powers

The Board of directors may, without authorization of the shareholders of NXT:

(a)	borrow money on the credit of NXT;
(b)	issue, reissue, sell or pledge debt obligations of NXT;
50	20-F for the year ended December 31, 2015

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

51	20-F for the year ended December 31, 2015

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

Rights Attached to Preferred Shares - Series 1

NXT is authorized to issue up to 10,000,000 preferred shares - Series 1. In 2006, NXT issued 10,000,000 non-voting, convertible preferred shares - Series 1 (the “Series 1 Shares”), of which none remained outstanding as at December 31, 2015 following their conversion on a 1 for 1 basis into NXT common shares on August 31, 2015 pursuant to the terms of the TTA (see prior discussion in Item 4.B.) which had a maturity date of December 31, 2015.

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

Meetings of Shareholders

NXT’s By-Laws provide that the Board of directors shall call an annual meeting of shareholders to be held not later than fifteen months after holding the last preceding annual meeting. NXT’s By-Laws provide that the Board of directors may at any time call a special meeting of shareholders. Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

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

The only persons entitled to be present at a meeting of shareholders are:

52	20-F for the year ended December 31, 2015

(a)	the shareholders entitled to vote at the meeting;
(b)	the Board of directors of NXT;
(c)	the external auditor of NXT; and
(d)	any others who, although not entitled or required under the provisions of the ABCA, any unanimous shareholder agreement, or the Articles or the By-Laws, are allowed to be present at the meeting.

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

C.         Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein.

D.         Exchange controls.

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

53	20-F for the year ended December 31, 2015

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

54	20-F for the year ended December 31, 2015

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

E.          Taxation.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary is not intended to be relied upon, and cannot be relied upon by you, for the purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended (the “Code”). Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Scope of this Summary

Authorities

This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
55	20-F for the year ended December 31, 2015

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

56	20-F for the year ended December 31, 2015

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

Subject to applicable limitations and provided that the company is eligible for the benefits of the Canada-U.S. Tax Convention or the common shares are readily tradable on a United States securities market, dividends paid by the company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada, is sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source.”

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Tax on Passive Income

Certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of common shares.

Receipt of Foreign Currency

57	20-F for the year ended December 31, 2015

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of common shares, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

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

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally will be subject to information reporting and backup withholding tax, at the current rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as corporations, generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

58	20-F for the year ended December 31, 2015

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

The company believes that it was not a PFIC during the tax year ending December 31, 2015. No opinion of legal counsel or ruling from the IRS concerning the status of the company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

59	20-F for the year ended December 31, 2015

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

F.         Dividends and paying agents.

Not applicable – The company is filing this Form 20-F as an annual report.

G.         Statement by experts.

Not applicable – The company is filing this form 20-F as an annual report.

H.         Documents on display.

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

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2015 and to date in 2016, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

We currently hold our cash in both Canadian, U.S. and Bolivia currency, as we generally bill revenues in U.S. currency and local currency such as Bolivianos, and periodically hold certain short-term monetary assets and liabilities in other foreign currencies. Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not currently engage in hedging activities to mitigate the effects of foreign currency fluctuation, and are reviewing opportunities to do so.

At December 31, 2015 we held U.S $ cash and short term investments totaling US $4,898,992. Accordingly, a hypothetical 10% change in the value of one U.S. $ expressed in Canadian dollars as at December 31, 2015 would have had a $489,899 effect on the unrealized foreign exchange gain or loss for the year.

60	20-F for the year ended December 31, 2015

Interest Fluctuations

At December 31, 2015 we held a total of $9,216,281 in cash, cash equivalents, short term investments and restricted cash. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2015 would have resulted in approximately a $92,163 change in interest income for the year.

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

As of December 31, 2015 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2015. In making this assessment, they used the criteria established in Internal Control – Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

61	20-F for the year ended December 31, 2015

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2015 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the company’s ICFR that have a direct impact on the Company’s DCP:

  Due to our limited number of staff, it is currently not feasible to achieve adequate segregation of incompatible duties. We mitigate this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and
  We do not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, and prior to 2015, the valuation of US$ Warrants. We mitigate this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As we continue to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding our efforts to mitigate the risks associated with the above noted deficiencies, based upon this review the CEO and the CFO concluded that due to the foregoing material weakness, the company’s internal control over financial reporting are not effective as at December 31, 2015 and as a result its disclosure controls and procedures are not effective as at December 31, 2015. We reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our financial statements.

Changes in Internal Controls

During the period ended December 31, 2015, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems, and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and each is an “independent” director, as that term is defined under the listing standards of NASDAQ.

ITEM 16B.         CODE OF ETHICS

NXT has in place a Code of Conduct & Business Ethics (the “Code of Conduct”) that applies to all of our directors, officers, employees, and consultants. This Code of Conduct is incorporated in our Employee Handbook, is an integral part of our employee contracts and our Employee Handbook, and contains company policies on Business Ethics, Employee Practices and Conflicts of Interest.

During 2015, the company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the company website.

62	20-F for the year ended December 31, 2015

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2015 and 2014.

	2015	2014
Audit fees	$ 126,000	$126,000
Audit related fees – Colombia branch	9,288	10,500
	135,288	136,500
Tax fees	30,390	29,077
All other fees	-	-
Total fees	165,678	165,577

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The company did not directly, or through an affiliate purchaser, purchase shares or other units of any class of the issuer’s equity securities that is registered by the issuer pursuant to section 12 of the Exchange Act (15 U.S.C. 781).

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

63	20-F for the year ended December 31, 2015

ITEM 18.         FINANCIAL STATEMENTS

Not applicable as the company has filed its consolidated financial statements and related notes in accordance with U.S. generally accepted accounting principles.

64	20-F for the year ended December 31, 2015

ITEM 19.         EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on September 27, 1994 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed on June 29, 1998)
1.2	Amendment to Articles of Incorporation of Auric Mining Corporation as filed with the Nevada Secretary of State on February 23, 1996 (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form 10 filed on June 29, 1998)
1.3	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on April 1, 1998 (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 10 filed on June 29, 1998)
1.4	Certificate of Amendment to Articles of Incorporation of Pinnacle Oil International, Inc. as filed with the Nevada Secretary of State on June 13, 2000 (incorporated by reference to Exhibit 3.4 to our Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 1999 as filed on July 28, 2000)
1.5	Articles of Amendment of Energy Exploration Technologies Inc. as filed with the province of Alberta, Canada on September 22, 2008 (incorporated by reference to Exhibit 1.8 to our Annual Report on Form 20-F for the year ended December 31, 2008 as filed on June 29, 2009)
1.6	Amendment to the Articles of NXT Energy Solutions Inc. (incorporated by reference to Item V of Exhibit 99.1 to Form 6-K as filed on September 20, 2013)
1.7	NXT Energy Solutions Inc. By-Law No. 1 (incorporated by reference to Schedule “D” to Exhibit 99.2 to Form 6-K as filed on September 20, 2013)
4.1	Form of Indemnification Agreement between NXT Energy Solutions Inc. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2015
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2015
65	20-F for the year ended December 31, 2015

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz

      George Liszicasz

      Director, Chairman, Chief Executive Officer and President

Dated: April 26, 2016

66	20-F for the year ended December 31, 2015

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

Dated: April 26, 2016

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

67	20-F for the year ended December 31, 2015

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

Dated: April 26, 2016

/s/ Greg Leavens

Greg Leavens

V-P Finance and Chief Financial Officer

68	20-F for the year ended December 31, 2015

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2015 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Dated: April 26, 2016

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

69	20-F for the year ended December 31, 2015

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “company”) that the Annual Report of the company on Form 20-F for the year ended December 31, 2015 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the company.

Dated: April 26, 2016

/s/ Greg Leavens

Greg Leavens

V-P Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

70	20-F for the year ended December 31, 2015

Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 26, 2016, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2015 and 2014  and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, which report is incorporated by reference in the December 31, 2015 annual report on Form 20-F of NXT Energy Solutions Inc.

/s/ KPMG LLP

Calgary, Canada

April 26, 2016

71	20-F for the year ended December 31, 2015