Form 20-F
period 2016-12-31
NXT Energy Solutions Inc.
filed 2017-04-12
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[ ] Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ] Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016.

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

Bev Stewart

Phone: 403-206-0807

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

53,856,509 common shares outstanding as of December 31, 2016 (53,856,509 common shares outstanding as of April 6th, 2017).

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

These risks include:

•	our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
•	conducting operations in international markets;
•	the availability of suitable aircraft used in conducting our operations;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our SFD® technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position;
•	recent low commodity prices for oil and gas have impacted demand for our services and ongoing volatility in oil and natural gas commodity prices may reduce demand for our services in the future; and
•	other factors described herein under “Risk Factors” (see Item 3. D.)

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2016, 2015 and 2014 and selected consolidated balance sheet data as of December 31, 2016 and 2015 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, and the consolidated statements of income (loss) data for the years ended December 31, 2013 and 2012 is derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2016	2015	2014	2013	2012
Survey revenues	$1,447,269	$ 17,422,151	$ 3,913,367	$ 2,684,095	$ 10,937,575
Operating expenses
Survey costs	1,157,185	5,095,691	431,518	1,632,159	3,633,645
General and administrative	5,645,459	5,049,690	4,132,108	4,112,787	4,508,506
Stock based compensation expense	790,500	1,081,000	658,000	492,000	265,000
Amortization expense	2,104,864	704,943	67,162	85,484	125,015
	9,698,008	11,931,324	5,288,788	6,322,430	8,532,166
Other expense (income)
Interest expense (income), net	(17,254)	(13,910)	(50,824)	(25,455)	2,744
Foreign exchange (gain) loss	272,713	(712,480)	(158,817)	(150,350)	14,686
Other expense (income)	218,853	529,081	354,781	107,985	66,973
Increase (decrease) in fair value of US$ Warrants	-	-	42,800	1,371,500	(168,143)
	474,312	(197,309)	187,940	1,303,680	(83,740)
Income (loss) before income taxes	(8,725,051)	5,688,136	(1,563,361)	(4,942,015)	2,489,149
Income tax expense (recovery)	374,511	(4,852,092)	-	399,546	426,421
Net income (loss) and comprehensive income (loss) for the year	(9,099,562)	10,540,228	(1,563,361)	(5,341,561)	2,062,728
Net income (loss) per share - Basic	(0.17)	0.22	($ 0.04)	($0.13)	$ 0.05
Diluted (1)	(0.17)	0.21	($ 0.04)	($0.13)	$ 0.04
Weighted average # of common shares outstanding
Basic	53,526,155	47,782,647	44,375,540	41,660,190	40,453,392
Diluted (1)	53,526,155	49,041,383	44,375,540	41,660,190	48,790,462

# of common shares outstanding	53,856,509	53,306,109	44,958,843	42,418,326	39,554,959

(1) in periods with a loss, the Diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on August 31, 2015, as their effect is anti-dilutive.

Balance Sheet Data

(expressed in Canadian Dollars)

	2016	2015	2014	2013	2012
Working capital (deficiency)	$1,703,510	$ 7,534,128	$ 5,029,013	$ 1,618,719	$ 4,948,556

Current assets	2,316,341	10,691,918	5,811,639	6,577,175	7,130,383
Restricted cash	-	-	-		-
Property and equipment, net	3,348,557	3,678,985	237,464	262,818	327,839
Intellectual property, net	23,024,268	24,709,000	-		-
Total assets	28,689,166	39,079,903	6,049,103	6,839,993	7,458,222

Current liabilities	612,831	3,157,790	782,626	4,958,456	2,181,827

Long-term liabilities	264,775	300,462	50,000	64,560	61,813
Total liabilities	877,606	3,458,252	832,626	5,023,016	2,243,640

Shareholders’ equity:
Common shares	85,966,393	85,051,553	65,792,307	61,340,321	56,623,686
Preferred shares	-	-	232,600	232,600	3,489,000
Contributed capital	7,613,719	7,239,089	6,400,789	5,889,914	5,406,193
Deficit	(66,479,487)	(57,379,926)	(67,920,154)	(66,356,793)	(61,015,232)
Accumulated other comprehensive income	710,935	710,935	710,935	710,935	710,935
	28,689,166	35,621,651	5,216,477	1,816,977	5,214,582

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

Date	US $ per Cdn$ Exchange Rates

Last 6 months ended	High	Low

March 31, 2017	0.7531	0.7405
February 28, 2017	0.7690	0.7548
January 31, 2017	0.7675	0.7497
December 31, 2016	0.7622	0.7377
November 30, 2016 October 31, 2016	0.7498 0.7631	0.7363 0.7461

Last Quarter & Last 5 Years	Average
Quarter ended March 31, 2017	0.7555
Year ended December 31, 2016	0.7555
Year ended December 31, 2015	0.7820
Year ended December 31, 2014	0.9054
Year ended December 31, 2013	0.9710
Year ended December 31, 2012	1.0004

	Ending
March 31, 2017	0.7506

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

We incur a risk of market changes in oil and natural gas prices. Prospective revenues from the sale of our services can be impacted by oil and natural gas price changes. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined; however, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline.

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

We currently conduct cash transactions and have holdings in Canadian dollars, US $ and periodically have holdings of local currency in countries such as Bolivia. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities, and are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies (see also Item 11).

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

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates (See Item 11).

We rely upon the availability of aircraft to conduct our survey operations.

In December 2015, NXT acquired (from its third party owner), a 1997 Cessna Citation Ultra 560 jet aircraft, the primary aircraft which had previously been charter hired to NXT by its operator, Air Partners. The purchase price was US $2 million, and Air Partners continue to maintain and operate (including providing pilots, aircraft maintenance engineers, insurance, hangars, etc.) the aircraft now owned by NXT, in accordance with Transport Canada and other regulatory standards. When the aircraft is not needed for use by NXT, Air Partners seek to earn charter hire revenues from the aircraft on behalf and for the account of NXT.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the company's business, financial condition and results of operations. This risk is mitigated somewhat as Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if required and if available.

In March 2017, NXT entered into a binding sale and leaseback agreement with a Calgary based international aircraft services organization. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT will lease the aircraft back for a minimum period of 60 months and retain all existing operating rights and obligations.

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

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of March 31, 2017 owns approximately 28% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

In January 2014, Mr. Liszicasz granted to various individuals “Rights” to acquire from him a total of 1,000,000 of the 8,000,000 common shares which were subsequently issued to him effective August 31, 2015 upon the conversion of the 8,000,000 preferred shares which he held. These Rights are exercisable at a price of $1.77 per common share, and had an expiry date of December 31, 2016. See also the Notes to NXT’s Consolidated Financial Statements or Item 4. part B. “Information on the Company – Technology Transfer Agreement”, for additional information relating to these Rights. These “Rights” expired, unexercised on December 31st, 2016 and were not renewed.

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

We have a dependence on Mr. Liszicasz and two other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of seven persons, three of which are highly experienced, (with two additional persons currently in process of training) are trained to interpret SFD® signals.

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

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have implemented an IP strategy to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable. In early 2017 we were granted a patent by Russia and continue to pursue the grant of numerous other international patents.

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

Criminal Activity and Social Instability –we have operated in the past in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts. While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet. Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

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

Our registered office is located at 3700, 400 – 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020. In the United States our authorized agent is Parasec at: 318 North Carson Street, Suite 208, Carson City, NV and their telephone number is (888) 972-7273.

We are a reporting issuer in Alberta and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta). We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Our business does not normally rely on significant capital expenditures. For the last three fiscal years, the company made capital expenditures for property and equipment of $89,702 (2016), $3,380,717 (2015), and $41,808 (2014), .These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment. In 2015, capital expenditures included the purchase of a survey aircraft (which had previously been charter-hired as needed from the owner / operator of the aircraft), as well as leasehold improvement costs incurred in a move to a new office location in Calgary.

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

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that, when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is highly effective in frontier and under-explored areas, in offshore or onshore environments, and over any terrain. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

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

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

Year ended December 31	2016	2015	2014
South and Central America (Bolivia, Belize)	1,447,269	$ 17,422,151	-
North America (United States)	-	-	3,913,367
	1,447,269	17,422,151	3,913,367

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

Our SFD® data acquisition operations commenced in Bolivia in early June 2015, and the data acquisition phase was completed in August, with NXT’s related recommendations reports delivered to YPFB in late October 2015. During the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US $1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment was finalized in October, 2015 for this project, the final results for which were delivered by NXT in January 2016.

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

While conducting operations in Bolivia in summer 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. These parties indicated in 2015 that they intend to execute formal contracts to purchase this data, which has a sales value of approximately US $0.5 million (net).. While this process has advanced in 2016, there is, however, some risk that this process may not result in formal contracts to purchase the SFD® data from NXT.

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

In order to conduct our survey operations we require the following:

  Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide (see also Item 4. part B – “Business Overview - Summary information on dependence on patents, licenses and contracts” below). In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.
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
  Computer hardware and software - (Data Acquisition System, SFD® Signal Conditioning Unit, and data Interpretation software). During the course of 2016, a new data acquisition system completed final testing. The software was developed by in-house personnel and will be utilized on future surveys. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

We are not dependent upon any other third party contract manufacturers or suppliers to satisfy our technology requirements.

Description of marketing channels

We largely use direct sales methods with some use of independent commissioned sales representatives in international markets.

Summary information on dependence on patents, licenses and contracts

Patents

In early 2017 we were granted the first international patent by the Russian authorities on our SFD® technology and we understand that we may be able to obtain worldwide patents in the future. In May 2012, we commenced a “provisional” patent application process in the U.S. and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain. See also Item 3. part D “Key Information – Risk factors”.

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

Technology Transfer Agreement (TTA)

Upon execution of the TTA on December 31, 2006, Mr. Liszicasz transferred all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration to NXT in exchange for receiving 10,000,000 non-voting, convertible preferred shares.

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

Following the conversion, Mr. Liszicasz has continued to retain the rights to utilize the SFD® technology in all other potential field-of-use applications.

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

A total of 365,000 of these Rights were granted in 2014 to certain directors and officers of NXT, and a total of 430,000 Rights were granted to NXT’s employees and advisors. These Rights were supplemental to existing incentives which had been granted under NXT’s stock option plan.

The Rights expired, unexercised on December 31st, 2016. They were not renewed.

Second Amended and Restated Technical Services Agreement (the “TSA”)

In conjunction with the TTA, the TSA was executed on December 31, 2006, covering the terms of Mr. Liszicasz employment with the company. The TSA also had a term ending December 31, 2015, and will be replaced in 2017 by an industry standard Executive Employment Agreement for Mr. Liszicasz, which is in process of being finalized by the NXT Board.

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

C. Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%
NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common 4,000 preferred	100 common	Inactive	100%
Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%
NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation – Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%
¹On January 16th, 2017 the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”

In February, 2010, NXT registered a wholly owned “Branch” entity with the tax administration and Chamber of Commerce authorities in Colombia, (NXT Energy Solutions Inc. Sucursal Colombia). The formation of this branch became a Colombian legal requirement following the company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations. The process to close this branch commenced in 2016 and it is expected that this exercise will be formally completed in early April 2017.

In addition, in March, 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, in order to contract and conduct survey operations in Bolivia.

D. Property, plant and equipment.

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. Additionally, we may in the future become entitled to receive gross over-riding royalty (“GORR”) interests on production from portions of certain lands where we conducted past surveys for clients in Canada, such as in the Horn River shale gas basin in British Columbia, Canada. There is no certainty that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements prior to the expiry of the landowners’ related mineral leases. No asset value has been recorded in the financial statements for these GORRs.

Facilities / office premises

In August 2015, NXT moved to a new, larger office premises (11,298 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $42,368 (including building operating costs) commencing in October 2015. See also Item 5.F “Contractual Obligations”.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft. In December 2015, NXT purchased a Cessna Citation aircraft for US$2,000,000 and in March 2017, entered into a binding sale and leaseback agreement with a Calgary based international aircraft services organization. The terms of the agreement involve NXT selling the aircraft for the sum of US$2,300,000. NXT will lease the aircraft back for a minimum period of 60 months and retain all existing operating rights and obligations. Net proceeds to NXT from the sale will be approximately CAD $2,700,000, after payment of all commissions and fees and are expected to be received in April 2017. The monthly repayment is approximately US $40,000

Equipment

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

22

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

A. Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2016	2015	2014

Survey revenue	$ 1,447,269	$ 17,422,151	$ 3,913,367
Net comprehensive income (loss)	(9,099,562)	10,540,228	(1,563,361)
Net income (loss) per common share basic	(0.17)	$ 0.22	($ 0.04)
Net income (loss) per common share diluted	(0.17)	$ 0.21	($ 0.04)
Net cash generated by (used in) operating activities	(7,587,614)	6,984,922	(3,581,186)
Cash and short term investments	1,943,587	9,141,281	5,224,065
Total assets	28,689,166	39,079,903	6,049,103
Long term liabilities	264,775	300,462	50,000

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2016

•	While conducting operations in Bolivia during the summer of 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. Additional YPFB Chaco data resulted in a total revenue amount of $1.45m CAD recognized in 2016. At present, we are uncertain as to the timing of the YPFB Andina data sale and receipt of the associated funds.
•	Survey costs were $1,157,185, we experienced a net loss of $9,099,562 for 2016, compared to net income of $10,540,228 in 2015.
•	We had cash and short-term investments of $1,943,587 at the end of 2016.
•	Cash flow from operating activities was $(7,587,614) for 2016, compared to $6,984,922 for 2015.
•	Capital expenditures in 2016 resulted in net cash use of $89,702 which is primarily associated with the purchase of computer hardware and software.

Financial Highlights for 2015

•	In the Q4-15 period, we completed US $13.2 million of survey projects for two new clients in Bolivia, primarily for YPFB, the National Oil Company of Bolivia. A separate project expansion for YPFB, valued at US $1 million, was started in mid-2015 and delivered to the client in January 2016 (to be recognized in revenue in Q1-16).
•	Survey costs were $5,095,691, and with completion of this large survey project, we generated overall net income of $10,540,228 for 2015, compared to net loss of $1,563,361 for 2014.
•	We had cash and short-term investments of $9,141,281 at the end of 2015.
•	Cash flow from operating activities generated net cash of $6,984,922 in 2015, compared to a $3,581,186 net use of cash in 2014.
•	We undertook significant capital expenditures in 2015, with the net cash use of $3,380,717 including $2,734,611 for the purchase of a survey aircraft in December 2015, and most of the remainder for net costs of leasehold improvements at a new office premises.

Financial Highlights for 2014

•	In Q1-14, we completed US $3.7 million of survey projects with a new client, Kerogen Exploration LLC (“Kerogen”), which included surveys in both Texas and Florida. Based on initial results delivered to Kerogen, the initial project was expanded in a short period of time from US $1.1 million to an overall total of US $3.7 million.
•	We incurred a net loss of $1,563,361 for 2014, compared to net loss of $5,341,561 in 2013.
•	We received proceeds of $2,735,995 from the exercise of a total of 2,057,852 common share purchase warrants (exercise price of US $1.20 per share - the “US$ Warrants”) which were issued in the 2012 private placement equity financing.
•	We had cash and short-term investments of $5,224,165 at the end of 2014.
•	Operating activities used net cash of $3,581,186 in 2014, compared to a $774,958 net use of cash in 2013.

Net Income (Loss)

	2016	2015	2014
Survey revenue	$1,447,269	$ 17,422,151	$ 3,913,367

Expenses
Survey costs	1,157,185	5,095,691	431,518
General and administrative	5,645,459	5,049,690	4,132,108
Stock based compensation expense	790,500	1,081,000	658,000
Amortization expense	2,104,864	704,943	67,162
	9,698,008	11,931,324	5,288,788

Other expense (income), net	474,312	(197,309)	187,940
Income (loss) before income taxes	(8,725,051)	5,688,136	(1,563,361)
Income tax expense (recovery)
Current	374,511	1,970,908
Deferred		(6,823,000)	-
	374,511	(4,852,092)	-
Net income (loss) for the year	(9,099,562)	10,540,228	(1,563,361)

Expenses for the years ended December 31, 2016, 2015 and 2014

Survey costs – these costs depend on the number of survey projects conducted and completed in each fiscal year. We apply the completed contract basis of revenue recognition, with survey revenue and expenses recognized in the quarterly period in which our overall survey recommendations report is delivered to our client. Survey costs may also periodically include expenses related to some R&D and equipment test flights (as was the case in 2016 and 2014) as well as aircraft maintenance charges, which are not necessarily directly related to projects undertaken.

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

2014 reflects completion of US $3.7 million of survey projects in the U.S.,

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2016	2015	2014
Salaries, benefits and consulting charges	$ 3,192,304	$ 2,563,445	$2,383,388
Board, professional fees, and public company costs	908,086	881,299	612,847
Premises and administrative overhead	886,795	862,052	599,230
Business development	589,300	369,087	433,441
Colombia office	68,973	20,807	103,202
	5,645,459	4,696,690	4,132,108
Bonus expense	-	353,000	-
Total G&A	5,645,459	5,049,690	4,132,108

Total G&A for 2016 was $5.6 million, which was $0.6 million higher than the 2015 total, and the overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	2016 salaries, benefits and consulting charges are higher than 2015 levels as NXT incurred termination fees of $280k in Q2-16.
•	Business development expenses increased in 2016 as a result of an extensive marketing campaign carried out by senior members of NXT.
•	Premises and administrative overhead has decreased in 2016 YTD as the moving costs incurred in 2015 were not repeated. Spending on office supplies, printing, international calls and computer equipment were reduced by more than half in comparison to 2015.
•	Board, professional and legal fees, were higher in 2016 primarily due to investor relations activities and additional legal and regulatory charges arising from moving onto the TSX from the TSX-V.
•	2016 noted an increase in Columbia office costs resulting from an income tax expense of $39k, as well as consulting fees totaling $24k for the year.
•	No bonus pools were expensed during year.

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

Total SBCE also includes additional expense recognized related to the “Rights” which were personally issued by NXT’s CEO in January 2014 (see prior discussion in “Item 4.B – Technology Transfer Agreement” related to the convertible preferred shares), and for which the term to expiry was extended by one year to December 31, 2016 in 2015, as follows:

	2016	2015	2014
SBCE recognized related to:
Rights – grant in 2014	-	$ 244,000	$226,000
Rights – extension of term in 2015	-	210,000	-
		454,000	226,000

Stock options	790,500	627,000	432,000
	790,500	1,081,000	658,000

SBCE in 2017 may increase as a result of the change in compensation practice discussed in “B. Liquidity and capital resources” below.

Amortization expense – consists of the following amounts:

	2016	2015	2014
Amortization of:
Property and equipment	$ 420,131	$ 142,943	$67,162
Intellectual property	1,684,733	562,000	-
	2,104,864	704,943	67,162

Most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. Prior to 2015, annual capital spending has been minimal, resulting in declining levels of amortization expense.

Capital expenditure in 2016 was $89,702, and this related mainly to a new data acquisition system and other IT upgrades. Although significant capital expenditures were incurred in 2015 for the purchase of a survey aircraft (in December, 2015) and for leasehold improvements (completed in August 2015), amortization on such applied for only a portion of 2015, whereas in 2016 a full year of amortization was charged.

Amortization expense for 2016 also relates to intellectual property, which was acquired by NXT upon the August 31, 2015 conversion (the “Conversion”) of the final 8 million NXT preferred shares.

The Conversion gave rise to the application of “fair-value” accounting in Q3-15, whereby the 8 million common shares issued were assigned an estimated fair-value of $18.5 million. An intellectual property (“IP”) asset related to the technology acquired was recognized at approximately $25.3 million, which included a tax effect gross-up of $6.8 million (as the IP acquired has no corresponding deferred tax pool deduction for ongoing Canadian current income tax purposes).

The IP assets December 31, 2016 net book value of $23.0 million is amortized on a straight line basis over a 15-year period and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Other Expense (Income)

	2016	2015	2014
Interest expense (income), net	$ (17,254)	$ (13,910)	$ (50,824)
Foreign exchange (gain) loss	272,713	(712,480)	(158,817)
Feasibility study and other expenses	218,853	529,081	354,781
Increase (decrease) in fair value of US$ Warrants	-	-	42,800
	474,312	(197,309)	187,940

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for leasehold improvements, and varies by year based on the level of cash available for investment.

Foreign exchange (gain) loss – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US $ and Canadian dollar. For example, when the Canadian dollar trades higher relative to the US $, cash held in US $ will decline in value and this decline will be reflected as a foreign exchange loss in the period. We normally hold cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we occasionally are contractually obligated to hold certain restricted cash funds in US $ instruments to support performance bond commitments issued for projects in certain foreign countries.

Feasibility study and other expenses – this total includes costs incurred for the following:

	2016	2015	2014
Feasibility study	$ -	$ 400,104	$ 213,241
Intellectual property and R&D	60,143	121,348	148,975
TSX Listing	147,099	-	-
Other, net	11,611	7,629	(7,435)
	218,853	529,081	354,781

In March 2016, NXT graduated from the TSX Venture Exchange to the main TSX Exchange. There were certain costs incurred associated with this move which totaled $147,099.

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

NXT has certain asset abandonment and reclamation obligations (“ARO”) related to our historical minority working interests in various oil and gas wells in which NXT had participation prior to 2005. At December 31, 2016, the ARO is estimated to be $55,240, based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 3.4% and discounted using a credit-adjusted risk-free interest rate of 10%.

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

In 2016, NXT expensed foreign withholding tax of $159,990 (2015 – $1,755,678) which was incurred in connection with the Bolivia survey project. Total current income tax expense for 2016 also includes income taxes payable in Bolivia for NXT’s local operating entity.

A total net income tax recovery was recognized in 2016 as follows:

	2016	2015	2014
Foreign with-holding taxes incurred	$159,990	$ 1,755,678	$ -
	159,990	1,755,
Foreign corporate taxes incurred	446,925	215,230
Less portion accrued at Dec 2015	(232,404)
Corporate income tax expense – foreign	214,521	215,230	-
	374,511	1,970,908	-
Deferred tax recovery	-	(6,823,000)	-
Net tax expense (recovery)	374,511	(4,852,092)	-

At the end of 2016, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has only been partially recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2017 to 2036) and other resource deductions totaling approximately $35.7 million.

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

	Q4-16	Q3-16	Q2-16	Q1-16
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Survey revenue	$ -	$ -	$ -	$ 1,447,269
Net income (loss)	(2,356,848)	(2,142,834)	(2,643,938)	(1,955,942)
Income (loss) per share - basic	(0.04)	(0.04)	(0.05)	(0.04)
Income (loss) per share - diluted	(0.04)	(0.04)	(0.05)	(0.04)

	Q4-15	Q3-15	Q2-15	Q1-15
	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015
Survey revenue	$ 17,422,151	$ -	$ -	$ -

Net income (loss)	15,523,601	(1,878,210)	(1,586,991)	(1,518,172)
Income (loss) per share - basic	0.29	(0.04)	(0.04)	(0.03)
Income (loss) per share - diluted	0.29	(0.04)	(0.04)	(0.03)

Q4-16 to Q3-16 comparison – NXT had survey revenue of $nil ($nil in Q3-16), survey costs (related to overseas branch costs, equipment test flights and aircraft maintenance costs) of $9,998, ($200,443 in Q3-16), and SBCE of $287,500 ($218,000 in Q3-16).

Q3-16 to Q2-16 comparison – NXT had survey revenue of $nil ($nil in Q2-16), survey costs of $200,443 ($157,365 in Q2-16), SBCE of $218,000 ($135,000 in Q2-16), and total amortization expense of $521,945 ($520,493 in Q2-16).

Q2-16 to Q1-16 comparison – NXT had survey revenue of $nil ($1,447,269 in Q1-16), survey costs of $157,365 ($789,379 in Q1-16), SBCE of $135,000 ($150,000 in Q1-16), and total amortization expense of $520,493 ($514,258 in Q1-16).

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,447,269 ($17,422,151 in Q4-15), survey costs of $789,379 ($5,070,023 in Q4-15), SBCE of $150,000 ($490,000 in Q4-15), and total amortization expense of $514,258 ($523,760 in Q4-15).

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

B. Liquidity and capital resources.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  In preparing these consolidated financial statements, the Company’s initial assessment of its liquidity position raised substantial doubt about its ability to continue as a going concern.  This initial assessment was based on the extended duration between revenue contracts and the significant decline that this had on NXT’s working capital ($7.8 million at December 31, 2015 to $1.7 million at December 31, 2016).  Given the Company’s annual expenses were initially estimated to be significantly in excess of the remaining working capital and there is uncertainty with respect to the timing of future revenue, the Company believed these conditions were significant to the going concern assumption.

However, the Company has taken important steps subsequent to year end to address its ability to meet its obligations such that the concern over substantial doubt has been alleviated in the preparation of these financial statements.   The most significant step taken is the securing of a $2.7 million sale and leaseback arrangement of its airplane (see note 19).   In addition, the Board of Director’s (the “Board”) have approved and communicated to certain of the Company’s employees that a portion of their cash compensation and all of the Board and Advisory Board members cash compensation will be deferred until the Company achieves revenue thresholds that, in the opinion of the Board, allows the Company to commence incurring such costs again.  The Company expects that issuing some form of incremental share based compensation will be a part of the strategy to compensate those individuals who are impacted by these changes.

In reaching the conclusions that it is probable that there will be sufficient resources to meet its obligations over the 12 month period beyond the date that these financial statements have been issued, the Company has assumed a minimum revenue inflow of approximately $600,000.  While the Company continues to work towards the signing of several other contracts, the time to complete this process cannot be predicted with a high degree of certainty and therefore the benefit of any additional contracts has not been included in the projected cash flow analysis.

Should the timing of new contracts continue to extend beyond management’s current expectation, the Company has also received a binding promissory note from it’s Chief Executive Officer that would provide the Company with up to an additional $500,000.  These funds will only be drawn to the extent necessary to help the Company meet its obligations over this period.

We do not presently have any legal or economic restrictions that would affect the ability of any subsidiaries to transfer funds to us. As of the last fiscal year end, and the present date, we do not have any material outstanding commitments for capital expenditures that require funding.

NXT's cash and cash equivalents plus short-term investments at the end of Q4-16 was $1.9 million.

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

NXT has minimal secured debt and had total “net working capital” of $1.7 million as at Q4-16 as follows:

	December 31,	December 31,	net change
	2016	2015	in 2015
Current assets (current liabilities):
Cash and cash equivalents	$ 490,496	$ 7,085,803	$(6,595,307)
Short-term investments	1,453,091	2,055,478	(602,387)
	1,943,587	9,141,281	(7,197,694)
Restricted cash	-	75,000	(75,000)
Accounts receivable	205,952	810,400	(604,448)
Prepaid expenses and deposits	166,802	260,397	(93,595)
Accounts payable and accrued liabilities	(575,964)	(1,163,783)	587,819
Income taxes payable	(98)	(1,253,126)	1,253,028
Current portion of capital lease obligation	(36,769)	(34,159)	(2,610)
Net working capital before the undernoted items	1,703,510	7,836,010	(6,132,500)
Additional asset (liability) amounts:
Work-in-progress	-	404,840	(404,840)
Deferred revenue	-	(706,722)	706,722
	-	(301,882)	301,882
Net working capital	1,703,510	7,534,128	(5,830,618)

The $5.8 million year to date decrease in net working capital is primarily due to the net outflow of cash and the reduction in payables, work in progress and deferred revenue.

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

Sources and uses of cash

The following table, and the narrative below, summarizes NXT’s net cash flows, and the total cash plus short-term investments held at the end of the periods, for the last three fiscal years:

For the year ended December 31	2016	2015	2014
Cash provided by (used in):
Operating activities	$ (7,587,614)	$ 6,984,922	$ (3,581,186)
Financing activities	464,811	327,824	3,024,061
Investing activities	527,496	(277,578)	(2,711,867)
Net cash inflow (outflow)	(6,595,307)	7,035,168	(3,268,992)
Cash & cash equivalents, start of the year	7,085,803	50,635	3,319,627
Cash & cash equivalents, end of the year	490,496	7,085,803	50,635

Cash & cash equivalents	490,496	7,085,803	50,635
Short-term investments	1,453,091	2,055,478	5,173,430
Total	1,943,587	9,141,281	5,224,065

Operating Activities

Net cash flow from operating activities listed above is a function of net income (loss) for the year, an add back of the net non-cash revenue and expense items (such as SBCE, amortization expense, deferred tax expense / (recovery), and the net change in year-end working capital items (for example, a net decrease in working capital in the year gives rise to a source of cash), with these components each year as follows:

For the year ended December 31	2016	2015	2014
Comprehensive income (loss) for the year	$ (9,099,562)	$ 10,540,228	$ (1,563,361)
Add back net non-cash expense and income items	2,896,447	(4,948,061)	753,402
	(6,196,585)	5,592,167	(809,959)
Change in non-cash working capital balances	(1,384,499)	1,392,755	(2,771,227)
Total cash provided by (used in) in operations	(7,587,614)	6,984,922	(3,581,186)

Financing Activities

2016 - The only financing activity was related to proceeds from exercise of NXT stock options. Q4-16 reflects a $34,159 cash use for repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

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

Investing Activities

2016 – The overall net cash source in investing activities of $527,496 for 2016 reflects these components:

•	A use of $89,702 for net capital additions, which relate primarily to $45,725 for computer equipment, $16,178 for SFD Equipment – non computer, $15,141 for computer software, $8,102 for SFD computer hardware and, $4,555 for leaseholds.
•	A source of $602,387 from a net decrease in cash invested in short-term investments.
•	A source of $75,000 related to a decrease in restricted cash balance.
•	A use of $60,187 arising from a decrease in non – cash working capital balances related to investing activities.

2015 – the overall net cash used in investing activities of $277,578 for 2015 reflects these components:

•	a use of $3,380,717 for net capital additions, which relate primarily to $2.7 million for a survey aircraft acquired in December 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	a source of $3,117,952 from a net decrease in cash invested in short-term investments.
•	a use of $75,000 related to an increase in restricted cash balances (issued for bank security purposes).
•	a source of $60,187 arising from an increase in non-cash working capital balances related to investing activities.

2014 - the overall net cash used in investing activities of $2,711,867 reflects three components:

•	a $2,723,980 use relating to a movement from cash into short-term, interest bearing investments.
•	A $53,921 source from a decrease in restricted cash balances. Restricted cash balances relate primarily to balances used as security for bank letters of credit, which are often required to be issued to foreign clients as performance guarantees for survey contracts.
•	and $41,808 used in purchases of property and equipment.

C. Research and development, patents and licenses, etc.

There was no separate R&D expense reported in the financial statements in the years 2016, 2015 and 2014. In these three years, expenditures related to R&D were included within general and administrative expense (related to a portion of staff salaries and overhead) and in other expense (for patent filings and related costs).

D. Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 6th, 2017 we do not have a significant committed “backlog” or order book of contracts to be performed.

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

E. Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2016:

		less than	2 to 3	4 to 5	more than
	total	1 year	years	years	5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations:
Premises rent / operating lease	4,744,980	535,485	1,070,970	1,085,842	2,052,683
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	55,240	-	55,240	-	-

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board of directors. At present, our Board of directors consists of six members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of April 6th, 2017, for our directors, executive officers and key employees:

Mickey Abougoush Age 70 Director since November 2007

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

George Liszicasz Age 63 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

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

Charles Selby Age 60 Director since January 2006

Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities and corporate finance matters.  Since leaving the practice of law, he has served on the management of a number of reporting issuers including serving as Vice President and Corporate Secretary of Pengrowth Corporation with operations in Canada and as an officer of Arakis Energy, which formerly had operations in the Sudan.  He has served on the board and management of other issuers in the oil and natural gas industry with operations in Canada and internationally.

Mr. Selby is currently the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company with operations in the State of Montana that is listed on the TSX-V and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities which are involved in oil & gas production.

Mr. Selby is the Lead Independent Director of NXT.  He is also Chair of NXT’s Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.

John Tilson Age 73 Director since February 2015

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company.   Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US $160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Pasadena Capital Corporation was sold to Phoenix Insurance in 1997 when assets under management were around US$5 billion.  Mr Tilson subsequently retired in 2005.

Mr. Tilson is the Chair of the Strategic Planning Committee, and a member of the Compensation Committee.

Thomas E. Valentine Age 55 Director since November 2007 Corporate Secretary since April 2014

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

Bruce G. Wilcox Age 62 Director since June 2015

Mr. Wilcox is the CEO of E Street Management, LLC, the investment manager for the E Street Fund, LLC, a fund of funds focused on high-performing smaller managers. He has had a long career as an investment company CEO, analyst and portfolio manager.  He spent most of his career with Cumberland Associates, LLC, a New York long/short equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Managing Committee.  Mr. Wilcox specialized in Cumberland’s investment positions in energy industry (E&P and service) companies, with an emphasis on value and long-term holdings.  During his tenure, the fund’s assets under management ranged from US $0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US $100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara (1977), and a Master of International Management from the American Graduate School of International Management in Phoenix (1980).

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, and chair of the Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy

Mr. Wilcox is a member of NXT’s Audit, Disclosure, and Strategic Planning Committees.

Bev Stewart Age 48 V-P Finance and CFO since May 2016

Mrs. Stewart joined NXT in May 2016 as Vice-President of Finance and Chief Financial Officer. Mrs. Stewart obtained a Chartered Accountant designation in 1995, and has over 20 years’ experience in financial reporting, treasury, taxation, regulatory and risk management.

Mrs. Stewarts’ experience has included senior financial roles within the oil and gas and energy service sectors. Mrs. Stewart was Chief Financial Officer of TransCanada Turbines Ltd. (a joint venture company owned by TransCanada Corporation and John Wood Group Ltd) from 2005 until December 2014.

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

Messrs. Abougoush, Selby, Tilson, Valentine, and Wilcox are considered "independent" within the meaning of Canadian National Instrument 58-101.

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2016, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the company at the end of 2016. All officers of the company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2016:

Name & Principal Position	salary	Termination(1)	vacation (2)	other (3)	total

George Liszicasz, President & CEO (4)	$ 274,800	-	$ 36,708	$ 12,931	$ 324,439
Andrew Steedman, V-P Operations	208,000	-	41,319	3,610	252,929
Greg Leavens, Chief Financial Officer	82,500	245,696	-	1,412	329,608
Beverly Stewart, Chief Financial Officer	109,833	-	-	2,321	112,154

(1) Compensation was paid to Mr. Leavens upon the termination of his employment in May 2016.

(2) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.

(3) “other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking.

(4) salary and other totals exclude the cash portion of fees earned as Chairman of the Board, for which $35,000 was received in 2016.

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

In 2016 and 2015, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of Board fees earned for the year. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee). Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2016 and 2015 is summarized as follows:

	2016	2015
Payable in cash	$ 145,000	$ 173,209

# of stock options granted:
as part of annual Board fee compensation	75,000	42,600
to new Board members joining the Board	-	300,000
	75,000	342,600

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

An additional amount of $30,000 was paid in the year to Mr. Charles Selby in respect of his joining the NXT Advisory Board.

The company reimburses directors for out-of-pocket expenses for attending Board and committee meetings. We do not provide termination benefits for directors.

C. Board practices.

Expiration Dates

No director or member of our administrative, or supervisory bodies has an expiration date for their current term of office. Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed. The period during which each individual has served as a director is set out in the table under Item 6.A – “Directors and senior management”. The Chief Financial Officer is on a term contract as at 31st December 2016. The term contract expires on 31st January 2016 and may or may not be renewed depending upon performance.

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

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair) and Abougoush are members of the Corporate Governance Committee, and are both independent within the meaning of Canadian National Instrument 58-101.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Messrs. Selby and Wilcox (who are independent) and Mrs. Stewart (Chair).

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

Pre-Approval Policies and Procedures - The Audit Committee has adopted a formal policy requiring the pre-approval of all audit and non-audit related services to be provided by the company’s principal auditor prior to the commencement of the engagement, subject to the following:

•	the Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;
•	for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and
•	for engagements not on the pre-approved list and with expected costs greater than $350,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), Tilson and Valentine are members of the Compensation Committee, and are all independent. The charter or mandate of the Compensation Committee is posted on the company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

D. Employees

Fiscal year ended December 31, 2016

As of the fiscal year ended December 31, 2016 we had a total of 23 employees and nil full-time independent contractors. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2016:

Function	employees	contractors	total
Senior management team	4	-	4
Finance, administration and sales	6	1	7
Operations and technical development	13	-	13
Total	23	1	24

All of the above noted staff are based in Calgary, Canada except for 2 based in the Santa Cruz, Bolivia office which was opened in 2015. The 13 operations and technical development staff includes one research scientist holding a Ph.D. and 5 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2015

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

Summary of Stock Options and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders annually at the company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the company’s last AGM held on June 4, 2016. Pursuant to this Plan, all stock option grants must be approved by the Board of directors of the company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The following stock options were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2016, 2015, and 2014 and to date to April 6th, 2017:

In 2016 and to date in 2017:

•	a total of 150,000 stock options with an exercise price of $1.49 per common share were granted in May 2016 to the new Chief Financial Officer..
•	a total of 37,500 stock options with an exercise price of $1.48 per common share were granted in July 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.
•	a total of 50,000 stock options with an exercise price of $1.50 per common share were granted in July 2016 to a directors as part of their Advisory Board of director fees earned for 2016.
•	a total of 37,500 stock options with an exercise price of $1.45 per common share were granted in December 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.

In 2015:

•	A total of 300,000 stock options with an exercise price of $2.10 per common share were granted in September 2015 to two persons who joined the NXT Board of Directors in 2015.
•	A total of 42,600 stock options with an exercise price of $1.73 were granted in December 2015 to two directors as part of their elected form of payment of their Board of director fees earned for 2015. All of these options had immediate vesting at the grant date

In 2014:

•	260,000 stock options with an exercise price of $1.35 per share were granted to an officer of NXT in December 2014.
•	a total of 55,000 stock options with an exercise price of $1.35 per share were granted in January 2015 to directors as part of their Board of director fees earned for the period July to December 2014. All of these options had immediate vesting at the grant date.
•	a total of 55,000 stock options with an exercise price of $1.39 per share were granted in July 2014 to directors as part of their Board of director fees earned for the period January to June 2014. All of these options had immediate vesting at the grant date.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 6th, 2017. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the company.

Issued and outstanding stock options held by directors and officers of the company (as of April 6th, 2017)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

George Liszicasz	$ 0.86	23-Jul-2012	23-Jul-2017	100,000
CEO & Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-1018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				145,000	4.5%

Bev Stewart	$ 1.49	26-May-2016	26-May-2021	150,000	4.7%
V-P Finance & CFO

Mickey Abougoush	$ 0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				115,000	3.6%

Charles Selby	$ 0.86	23-Jul-2012	23-Jul-2017	120,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.50	22-Jul-2016	22-Jul-2021	50,000
				215,000	6.7%

John Tilson	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	25,600
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				205,600	6.4%

Thomas Valentine	$ 0.86	23-Jul-2012	23-Jul-2017	70,000
Director	$ 0.76	24-Dec-2012	24-Dec-2017	15,000
	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.48	14-Jul-2016	14-Jul-2021	7,500
	$ 1.45	22-Dec-2016	22-Dec-2021	7,500
				130,000	4.0%

Bruce Wilcox	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	17,000
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				197,000	6.1%

Total number of stock options held by officers and directors				1,157,600	35.9%

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of
April 6th, 2017 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares within 60 days of April 6th, 2017 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 53,856,509 common shares issued and outstanding as of April 6th, 2017. This total of 53,856,509 excludes all outstanding options and warrants that are exercisable within 60 days of April 6th, 2017 (which is adjusted for each individuals’ % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 6th, 2017	Percent of Common Shares [5]
Directors and Officers:
George Liszicasz 1 & 2	15,347,490	26.9%
Mickey S. Abougoush [1]	195,000	* .3
Charles Selby [1]	623,161	1.1%
John Tilson [1]	2,939,348	5.1%
Thomas E. Valentine [1]	130,000	* .3
Bruce Wilcox [1]	281,350	* .3
Beverly Stewart [2]	61,000	* .3
Total D & O Common Shares	19,577,349	34.3%

Major Shareholders (> 5%):
Mork Capital Management, LLC., and Michael Mork [4]	3,760,610	7.0%

[1] Director of NXT
[2] Officer of NXT

[3] Beneficially owns less than one percent of the total outstanding common shares.

[4] based on information provided to the company as at April 6th, 2017 by
Mork Capital Management, LLC. and its principal, Mr. Michael Mork.

[5] For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of April 6th, 2017 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

	common	vested &
	shares	exerciseable	Pro forma
	held	options	total

Liszicasz	15,202,490	145,000	15,347,490
Abougoush	80,000	115,000	195,000
Selby	408,161	215,000	623,161
Tilson	2,833,748	105,600	2,939,348
Valentine	-	130,000	130,000
Wilcox	184,400	96,950	281,350
Stewart	11,000	50,000	61,000

	18,719,799	857,550	19,577,349

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

The following information is taken from the records of Computershare Trust Company of Canada, located in Calgary, Alberta, Canada, the company's transfer agent for its common shares. As of April 6th, 2017 there were 134 registered holders of record of the company's common shares, including 878 in the United States who collectively held 20,964,517 common shares, representing 38.93% of NXT’s 53,856,509 total issued and outstanding common shares.

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

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2016 through the current date, April 6th, 2017:

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. Details of stock options which have been exercised by related parties are noted below.
•	One of the members of NXT’s Board of directors is a partner in a law firm which provides legal advice to NXT. In 2016, NXT incurred legal expenses of $62,645 with this firm, for which a total of $10,443 is included in accounts payable as at December 31, 2016.
•	Accounts payable and accrued liabilities at December 31, 2016 includes a total of $46 related to re-imbursement of expenses owing to persons who are directors and officers of NXT.
•	There were no stock options to acquire common shares of the company exercised in 2016 by persons who were directors or officers of NXT as at the date of their exercise. Mr. Krishna Vathyam exercised a total of 157,500 stock options subsequent to his resignation from the Board, which was effective November 28, 2016.

C.	Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated statements and other financial information.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2016 consolidated financial statements, except as otherwise disclosed therein.

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

As of April 6th, 2017, 2017, there have not been any significant subsequent events which have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2016. NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2017 will be released in mid-May, 2017.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

The following tables set forth the price history of the company’s common shares listed on the OTC in the United States and on the TSX-V and the TSX in Canada.1

OTC QB	TSX-V & TSX

Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
5 prior fiscal years
Year ended	December 31, 2016	$1.41	$0.90	$1.92	$1.21
Year ended	December 31, 2015	$ 2.17	$ 0.99	$ 2.73	$ 1.18
Year ended	December 31, 2014	$ 1.80	$ 0.84	$ 1.93	$ 0.90
Year ended	December 31, 2013	$ 1.99	$ 0.56	$ 2.04	$ 0.56
Year ended	December 31, 2012	$ 1.16	$ 1.60	$ 1.13	$ 0.59

Prior Quarters
Quarter ended	Q1 - March 31, 2017	$1.17	$0.90	$1.52	$1.08
Quarter ended	Q4 - December 31, 2016	$1.22	$0.96	$1.59	$1.32
Quarter ended	Q3 - September 30, 2016	$1.25	$1.02	$1.65	$1.34
Quarter ended	Q2 - June 30, 2016	$1.21	$0.95	$1.55	$1.35
Quarter ended	Q1 - March 31, 2016	$ 1.41	$ 0.90	$ 1.92	$ 1.21
Quarter ended	Q4 - December 31, 2015	$ 1.53	$ 1.13	$ 2.09	$ 1.51
Quarter ended	Q3 - September 30, 2015	$ 2.00	$ 1.20	$ 2.59	$ 1.55
Quarter ended	Q2 - June 30, 2015	$ 2.17	$ 1.37	$ 2.73	$ 1.73
Quarter ended	Q1 - March 31, 2015	$ 1.48	$ 1.01	$1.83	$ 1.18

For each of the last 6 months
Month ended	March 31, 2017	$1.11	$0.90	$1.52	$1.08
Month ended	February 28, 2017	$1.17	$1.04	$1.52	$1.36
Month ended	January 31, 2017	$1.10	$0.92	$1.45	$1.22
Month ended	December 31, 2016	$1.15	$1.03	$1.50	$1.40
Month ended	November 30, 2016	$1.13	$0.96	$1.51	$1.32
Month ended	October 31, 2016	$1.22	$1.06	$1.59	$1.40
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

Pursuant to the ABCA, a director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with NXT or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA. Any such contract or proposed contract shall be referred to the Board of directors of NXT or shareholders for approval even if such contract is one that in the ordinary course of NXT's business would not require approval by the Board or shareholders. Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to NXT or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to NXT at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum

49

.

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

Rights Attached to Preferred Shares - Series 1

NXT is authorized to issue up to 10,000,000 preferred shares - Series 1. In 2006, NXT issued 10,000,000 non-voting, convertible preferred shares - Series 1 (the “Series 1 Shares”), of which none remained outstanding as at December 31, 2016 following their conversion on a 1 for 1 basis into NXT common shares on August 31, 2015 pursuant to the terms of the TTA (see prior discussion in Item 4.B.) which had a maturity date of December 31, 2015.

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

The company believes that it was not a PFIC during the tax year ending December 31, 2016. No opinion of legal counsel or ruling from the IRS concerning the status of the company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the company (or a Subsidiary PFIC) concerning its PFIC status or that the company (and each Subsidiary PFIC) was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the company and each Subsidiary PFIC.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2016 and to date in 2017, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

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

At December 31, 2016 we held U.S $ cash and short term investments totaling US $10,034. Accordingly, a hypothetical 10% change in the value of one U.S. $ expressed in Canadian dollars as at December 31, 2016 would have had a $1,003 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

At December 31, 2016 we held a total of $1,693,292 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2016 would have resulted in approximately a $16,933 change in interest income for the year.

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

As of December 31, 2016 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2016. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2016 and this annual report does not include an attestation report of the company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the company’s ICFR that have a direct impact on the Company’s DCP:

  Due to our limited number of staff, it is currently not feasible to achieve adequate segregation of incompatible duties. We mitigate this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and
  We do not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas include accounting for income taxes, stock based compensation expense, and prior to 2016, the valuation of US$ Warrants. We mitigate this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

As we continue to expand our operations, we seek to reduce these risks by adding additional staff resources and the use of out-sourced consultants as financial resources permit.

Notwithstanding our efforts to mitigate the risks associated with the above noted deficiencies, based upon this review the CEO and the CFO concluded that due to the foregoing material weakness, the company’s internal controls over financial reporting are not effective as at December 31, 2016 and as a result its disclosure controls and procedures are not effective as at December 31, 2016. We reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our financial statements.

Changes in Internal Controls

During the period ended December 31, 2016, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Abougoush (Chair), Selby and Wilcox. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems, and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and each is an “independent” director, as that term is defined under the listing standards of NASDAQ.

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

During 2016, the company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the company website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2016 and 2015.

61

	2016	2015
Audit fees	$125,250	$ 126,000
Audit related fees – Colombia branch	8,910	9,288
Audit related fees – Bolivian branch	9,509	-
	143,669	135,288
Tax fees	28,847	30,390
Other Audit Related Fees	17,500	-
Total fees	190,016	165,678

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2016
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2016

63

64

65

66

67

68

69

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB
T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated March 29, 2017, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2016 and 2015 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016, and notes, comprising a summary of significant accounting policies and explanatory information, which report appears in the December 31, 2016 annual report on Form 20-F of NXT Energy Solutions Inc.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
April 6, 2017

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG Confidential

70