Form 20-F
period 2017-12-31
NXT Energy Solutions Inc.
filed 2018-05-01
CIK 1009922

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

(Mark One)

[    ]    Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]    Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934
for the fiscal year ended December 31, 2017.

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

Jakub Brogowski

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

58,161,133 common shares outstanding as of December 31, 2017 (62,832,843 common shares outstanding as of April 30, 2018).

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	X
		Emerging growth Company	___

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	X

2	20-F for the year ended December 31, 2017

PART I

3	20-F for the year ended December 31, 2017

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

These risks include:

•	our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;
•	conducting operations in international markets;
•	the availability of suitable aircraft used in conducting our operations;
•	the emergence of alternative competitive technologies;
•	protection of our intellectual property and rights to our Stress Field Detection (“SFD®”) technology;
•	the loss of key personnel;
•	our dependence on a limited number of clients;
•	foreign currency and interest rate fluctuations may affect our financial position;
•	recent low commodity prices for oil and gas have impacted demand for our services and ongoing volatility in oil and natural gas commodity prices may reduce demand for our services in the future; and
•	other factors described herein under “Risk Factors” (see Item 3. D.)

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

All financial information contained herein is expressed in Canadian dollars (“Cdn$”) unless otherwise stated.

4	20-F for the year ended December 31, 2017

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.            Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2017, 2016 and 2015 and selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, and the consolidated statements of income (loss) data for the years ended December 31, 2014 and 2013 is derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2017	2016	2015	2014	2013
Survey revenues	$ -	$1,447,269	$ 17,422,151	$ 3,913,367	$ 2,684,095
Operating expenses
Survey costs	1,289,429	1,157,185	5,095,691	431,518	1,632,159
General and administrative	4,960,961	5,645,459	5,049,690	4,132,108	4,112,787
Stock based compensation expense	581,356	790,500	1,081,000	658,000	492,000
Amortization expense	1,897,576	2,104,864	704,943	67,162	85,484
	8,729,322	9,698,008	11,931,324	5,288,788	6,322,430
Other expense (income)
Interest expense (income), net	4,485	(17,254)	(13,910)	(50,824)	(25,455)
Foreign exchange (gain) loss	69,676	272,713	(712,480)	(158,817)	(150,350)
Other expense (income)	91,370	218,853	529,081	354,781	107,985
Increase (decrease) in fair value of US$ Warrants	-	-	-	42,800	1,371,500
	165,531	474,312	(197,309)	187,940	1,303,680
Income (loss) before income taxes	(8,894,853)	(8,725,051)	5,688,136	(1,563,361)	(4,942,015)
Income tax expense (recovery)	75,545	374,511	(4,852,092)	-	399,546
Net income (loss) and comprehensive income (loss) for the year	(8,970,398)	(9,099,562)	10,540,228	(1,563,361)	(5,341,561)
Net income (loss) per share - Basic	(0.16)	($ 0.17)	$0.22	($ 0.04)	($0.13)
Diluted (1)	(0.16)	($ 0.17)	$0.21	($ 0.04)	($0.13)
Weighted average # of common shares outstanding
Basic	54,523,113	53,526,155	47,782,647	44,375,540	41,660,190
Diluted (1)	54,523,113	53,526,155	49,041,383	44,375,540	41,660,190

# of common shares outstanding	58,161,133	53,856,509	53,306,109	44,958,843	42,418,326

(1) in periods with a loss, the diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on August 31, 2015, as their effect is anti-dilutive.

5	20-F for the year ended December 31, 2017

Balance Sheet Data

(expressed in Canadian Dollars)

	2017	2016	2015	2014	2013
Working capital (deficiency)	$(318,166)	$1,703,510	$ 7,534,128	$ 5,029,013	$ 1,618,719

Current assets	1,284,008	2,316,341	10,691,918	5,811,639	6,577,175
Deposits	518,765	-	-	-	-
Property and equipment, net	778,685	3,348,557	3,678,985	237,464	262,818
Intellectual property, net	21,339,533	23,024,268	24,709,000	-	-
Total assets	23,920,991	28,689,166	39,079,903	6,049,103	6,839,993

Current liabilities	1,602,174	612,831	3,157,790	782,626	4,958,456
Long-term liabilities	741,408	264,775	300,462	50,000	64,560
Total liabilities	2,343,582	877,606	3,458,252	832,626	5,023,016

Shareholders’ equity:
Common shares	88,121,286	85,966,393	85,051,553	65,792,307	61,340,321
Preferred shares	-	-	-	232,600	232,600
Contributed capital	8,195,075	7,613,719	7,239,089	6,400,789	5,889,914
Deficit	(75,449,886)	(66,479,487)	(57,379,926)	(67,920,154)	(66,356,793)
Accumulated other comprehensive income	710,934	710,935	710,935	710,935	710,935
Total equity	21,577,409	27,811,560	35,621,651	5,216,477	1,816,977
Total liabilities and equity	23,920,991	28,689,166	39,079,903	6,049,103	6,839,993

Throughout the history of the Company there have been no dividends declared.

The following table sets forth certain exchange rates between our financial reporting currency, the Canadian dollar, and the United States dollar (“US$”) based on the noon rate of exchange for the US$, expressed in Canadian dollars, as reported by the Bank of Canada (i.e. multiply by these rates to convert Cdn$ to US$).

Date	US$ per Cdn$ Exchange Rates

Last 6 months ended	High	Low

March 31, 2018	0.7794	0.7641
February 28, 2018	0.8138	0..7807
January 31, 2018	0.8135	0.7978
December 31, 2017	0.7971	0.7760
November 30, 2017 October 31, 2017	0.7759 0.8018	0.7885 0.7756

Last Quarter & Last 5 Years	Average
Quarter ended March 31, 2018	0.7910
Year ended December 31, 2017	0.7701
Year ended December 31, 2016	0.7555
Year ended December 31, 2015	0.7820
Year ended December 31, 2014	0.9054
Year ended December 31, 2013	0.9710

	Ending
March 31, 2018	0.7756

6	20-F for the year ended December 31, 2017

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

We are in the early stages of realizing the goal of widespread industry acceptance of our SFD® technology, during which we may have a significant economic dependency on a limited number of clients and prospects. As such, there is uncertainty about the timing and magnitude of future revenues. We recognize that there is limited ability to support operations indefinitely without generating sufficient new revenue sources or securing additional financing if such should become required.

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

We currently conduct cash transactions and have holdings in Canadian dollars, U.S. dollars and periodically have holdings of local currency in other countries. We generally contract to earn revenues in U.S. dollars and potentially may earn revenues in Canadian dollars and other foreign currencies.

7	20-F for the year ended December 31, 2017

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities, but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes us to exchange rate fluctuations between the Canadian dollar and foreign currencies.

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

In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a 3rd party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

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

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015.

8	20-F for the year ended December 31, 2017

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

For the period December 1, 2017 to January 31, 2018, Mr. Selby, one of the Company’s independent directors acted as the Interim CFO of the Company.

A single major shareholder who is also a Board member and an officer of the Company retains the ability to influence or control the Company, and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our CEO, is our largest shareholder, and as of March 29, 2018 owns approximately 25% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company and its shareholders and this conduct is governed by the independent Board of directors who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

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

9	20-F for the year ended December 31, 2017

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

The Company's future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees. The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have “key man” insurance on any of our personnel.

The Company put in place employment agreements with all of its executive officers, including George Liszicasz, its President and CEO.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.

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

10	20-F for the year ended December 31, 2017

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

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure, the form of which is developed by the U.S. Securities and Exchange Commission (the “SEC”) to provide the customer with additional information, including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

11	20-F for the year ended December 31, 2017

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

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property (“IP”). We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

So far, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Europe (September 2017) and the United States (November 2017), and notices of allowance have been also received from Mexico (July 2017) and China (March 2018), which are areas of prime commercial focus for the Company. As of the writing of this financial report, NXT has been granted patents, filed or received patent allowance for SFD® in different 48 countries. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure. This disclosure could significantly increase the risk of unlawful use of our technology by third parties. Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world. If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us. Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights. We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas Company.

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

12	20-F for the year ended December 31, 2017

The Company reassesses the appropriateness of its IP protection strategy on an ongoing basis and seeks advice from IP advisors as necessary.

It is possible that a third party will copy or otherwise obtain and use the Company's technology without authorization, develop a similar technology independently or design around the Company's secrets. Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

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

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

13	20-F for the year ended December 31, 2017

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

14	20-F for the year ended December 31, 2017

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

We are a technology company focused on providing a service to oil and natural gas exploration clients using our proprietary SFD® remote sensing airborne survey system. SFD® and NXT® are both registered trademarks of NXT Energy Solutions Inc.

NXT’s corporate history is summarized as follows:

•	NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.
•	In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA Inc. became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.
•	Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA Inc. was a development stage research and development enterprise holding the worldwide rights to use what is now our SFD® technology for hydrocarbon exploration purposes.
•	Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.
•	On October 24, 2003, our shareholders approved the continuance of the Company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta) (the “ABCA”). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”).
•	On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the ABCA.

Our registered office is located at 3700, 400 – 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020.

15	20-F for the year ended December 31, 2017

We are a reporting issuer in Alberta, Ontario, and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta). We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

Our business does not normally rely on significant capital expenditures. For the last three fiscal years, the Company made capital expenditures for property and equipment of $8,727 (2017), $89,702 (2016), and $3,380,717 (2015). These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment. In 2015, capital expenditures included the purchase of a survey aircraft (which had previously been charter-hired as needed from the owner / operator of the aircraft), as well as leasehold improvement costs incurred in a move to a new office location in Calgary.

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

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and Chief Executive Officer (“CEO”), Chairman and largest shareholder. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of a Technology Transfer Agreement (“TTA”).

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

16	20-F for the year ended December 31, 2017

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing us to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions including Latin America, the Middle-East and Southeast Asia (Sri Lanka, Indonesia, Malaysia and Pakistan). Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters. In addition, NXT has now been granted patents or received patent allowance in 48 separate countries.

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e. where SFD® provides the maximum benefits). Our specific tactics include:

1.	Focus the majority of sales resources on high profile primary markets which offer the maximum opportunity for success;

2.	Build upon success in this initial market, and step out to other markets (such as Argentina, Peru, Brazil) in Latin America, and in South Asia (Indonesia, Malaysia, Sri Lanka);

3.	Pursue requests of interest from qualified potential client "bluebirds" from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.	Continue to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in the development of additional revenue streams. Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

5.	Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.
17	20-F for the year ended December 31, 2017

As we continue to progress and grow our project pipeline on a Fee for Survey Project basis, we remain optimistic given our progress during the year coupled with the steadily improving oil & gas environment. Notwithstanding, NXT has concurrently sought the development of an alternative business line though the sale of “Multi-Client Datasets” focused on IOCs and the development of their global exploration strategies. The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping us to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while we continue to execute on larger Fee for Survey Projects.

Description of the principal markets in which the Company competes

We have an opportunity to provide our services in any region of the world where oil and gas exploration activities are conducted. However, we choose to be strategic and focus our limited marketing and sales resources in a limited number of markets in the early stages of commercialization.

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

Year ended December 31	2017	2016	2015
South and Central America	$ -	$ 1,447,269	$ 17,422,151
North America	-	-	-
	-	1,447,269	17,422,151

North America Market

We began marketing the SFD® survey system in 2006 largely in Canada and continued with this market focus until the end of 2008.

Latin America and Central America Markets

In 2008, exploration activity seriously diminished in Canada because of the world-wide credit crisis and falling natural gas commodity prices. In response, in late 2008 we looked to international markets for new revenue opportunities, especially where there were emerging, frontier-type exploration markets. Latin and Central America became a target market for us, with Colombia viewed as an attractive initial proving ground due to its many characteristics desirable for achieving market success for our SFD® survey system.

Colombia’s business-friendly approach and practical resource policies allowed it to attract many exploration and production companies from around the world. In Colombia, there are obstacles to acquire geological and geophysical data as required to properly evaluate unexplored land. Obstacles include rain forests, environmental and community restrictions, security concerns and the high cost and time required to shoot seismic programs, particularly onshore. SFD® can be a very effective tool to help overcome these obstacles. NXT earned survey revenue in Colombia of US$2.9 million in 2012.

Building on our initial Colombia success, NXT began to also pursue survey business in other South America countries as oil and gas exploration activity expanded in the region.

In 2014, we invested significant marketing efforts in seeking to expand into the emerging Bolivia market. We were able to leverage our experience in Colombia and Mexico, and in 2015, we successfully secured our largest single survey project to date. The contract with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Oil Company of Bolivia, was based on the local Bolivianos currency (which has an ongoing fixed rate to the US$) and had an equivalent value of US$13 million (net of local sales taxes included in the contract price).

Our SFD® data acquisition operations commenced in Bolivia in early June 2015, and the data acquisition phase was completed in August, with NXT’s related recommendations reports delivered to YPFB in late October 2015. During the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US$1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment was finalized in October 2015 for this project, the final results for which were delivered by NXT in January 2016.

18	20-F for the year ended December 31, 2017

NXT also had ongoing discussions concerning potential SFD® survey project opportunities with several of YPFB’s affiliated, subsidiary companies which hold exploration acreage in Bolivia. Two entities expressed interest in obtaining SFD® data for certain of their exploration lands in Bolivia: YPFB Chaco and YPFB Andina (which is a partnership with Repsol, a major Spanish oil company). A contract with YPFB Chaco to purchase initial SFD® data (which was acquired in summer 2015) in the amount of US$0.2 million was completed and delivered by NXT in Q4 2015.  NXT had also been informed by YPFB Andina in writing of a potential purchase of further SFD data expected to potentially occur in 2017, however, the purchase has not been finalized and discussions continue.

NXT completed the data acquisition and interpretation of 37,596 line km for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by Comision Nacional de Hidrocarburos (“CNH”) for the shallow water Bid Round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The survey data provides 100% grid coverage over the offshore blocks offered in Bid Round 2.1 an area of approximately 8,900 square kilometers and was completed ahead of time and budget. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1. Based on the Five-Year Tender Program for the Exploration and Extraction of Hydrocarbons 2015 - 2019 by the Mexican Secretary of Energy, much of the remaining data will also be applicable to future bid rounds. NXT is currently working with CNH to make it available to bid round participants.

The resulting exposure that has resulted from the marketing effort of this multi-client survey has provided insight into other areas in the region where there is potential interest for SFD® datasets. The Company is therefore considering performing further SFD® multi-client surveys in addition to sole-source projects in the future.

South East Asia Markets

In 2016, NXT continued to expand its search to international frontier exploration markets in South East Asia which have desirable attributes for the utilization of SFD® such as large tracts of under explored offshore acreage.

As announced on September 19th, 2016 NXT has submitted a proposal to SHINE Quests FZC (“SQ”) for a project where the SFD® survey method is the lead technology in the proposed “Project SHINE”, currently under consideration by the Sri Lankan government. NXT has agreed the terms of contract with SQ for the provision of SFD® survey services and this agreement will be signed and work on the SFD® survey will begin once SQ and the Sri Lankan government have finalized a separate contract for a larger scale infrastructure and resource development within the Mannar Basin which will include a commitment to use SFD®. There are political and practical considerations governing SQ’s contract with the Sri Lankan government and no assurance can be given that the contract will be finalized in the near future, or at all. SQ is partially owned by Generation Resource Discoveries FZC (“GRD”) a private company. SQ and GRD are both companies that are registered with the Sharjah Airport International Free Zone Authority in Sharjah, United Arab Emirates (“UAE”). The head office for GRD is P.O. Box 317919, Doha Qatar. GRD is an appointed representative of NXT to solicit prospective clients and SFD survey projects in exchange for a floating scale commission (which is 12.0% based upon delivery and execution of a currently expected net SFD® contract value of approximately $19.9 million with no retainer). No other consideration has been exchanged, or is intended to be exchanged between NXT and GRD. Mr. Sajid Sayeed, Director of Business Development at NXT, is the brother of Mr. Mohammed Salman Sayeed, who is the Chairman of SQ. Mr. Salman Sayeed is also the principal shareholder and Chief Executive Officer of GRD and an indirect shareholder of SQ (though his shareholdings in GRD). Mr. Sajid Sayeed is also cousin of Mr. Syed Saahil Saif who is a Managing Director and also a shareholder of SQ.

Once finally approved by the agencies of the Government of Sri Lanka the performance of the contract and the payment for the achievement of milestones by SQ to NXT shall be governed by the following schedule:

•	40% within 15 days from agreement of Contractual Terms and prior to project commencement and mobilization of the aircraft;
•	15% on completion of all flight surveys;
•	15% on delivery of Final SFD® results to the Customer (estimated 6 months from Contractual Terms exe-cution); and
•	30% on completion and submission of technical reports.

The SFD® survey data is intended to provide information on trap integrity (the simultaneous presence of trap, reservoir and seal). The purpose of the project is to build a new multi-client data set for Sri Lanka. This will involve the integration of the SFD® survey data with all existing Geological & Geophysical data, (which includes regional seismic data), that is available for the Mannar Basin.

19	20-F for the year ended December 31, 2017

The revenue from the “Project SHINE” to NXT is estimated to be approximately US$28.7 million, of which an estimated US$19.9 million relates directly to SFD® services. The SFD® survey work includes the data acquisition, data interpretation and data integration with seismic data. All these services will be provided utilizing the SFD® technology and NXT personnel. The remaining revenue estimated to be approximately US$8.8 million relates to the additional work that may be undertaken, for example, a geological engineering study, the purchase and reprocessing of existing seismic data, seismic data integration and correlations studies, all of which will be outsourced by NXT to other local and international companies respectively.

The timing of the project is uncertain as it is dependent on a number of factors including government approval and execution of final sales agreements. Dealing with government organizations is a slow and patient process. During our engagement with this project, the Sri Lankan Government made certain changes that slowed down the process. These changes to critical staff engaged with our project have been the primary reason for the delays.

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

In order to conduct our survey operations, we require the following:

  Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.
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
  Computer hardware and software - (Data Acquisition System, SFD® Signal Conditioning Unit, and data Interpretation software). During 2016, a new data acquisition system completed final testing. The software was developed by in-house personnel and will be utilized on future surveys. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.
20	20-F for the year ended December 31, 2017

We are not dependent upon any other third-party contract manufacturers or suppliers to satisfy our technology requirements.

Description of marketing channels

We largely use direct sales methods with some use of independent commissioned sales representatives in international markets.

Summary information on dependence on patents, licenses and contracts

Patents

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

NXT’s patent applications have been filed in nine (9) jurisdictions.  Thus far five (5) patents have been granted: U.S.A., Canada, Japan, Russia, and Mexico; one (1) allowance was received in China (the examination has been completed, and the Letters Patent document will be issued shortly); three (3) are pending: European Patent Office (38 countries), Brazil, and India. In total NXT has been granted patents or received patent allowance for SFD® in 48 separate countries. SFD® patents granted in the U.S.A. and many other countries serve an important purpose beyond protection of our proprietary SFD® technology. They also provide multiple independent third-party recognitions of the technological invention in terms of the practical applicability, conceptual novelty, and knowledge advancement.

21	20-F for the year ended December 31, 2017

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

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Authority governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

22	20-F for the year ended December 31, 2017

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
¹On January 16th, 2017 the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”

In February 2010, NXT registered a wholly owned “Branch” entity with the tax administration and Chamber of Commerce authorities in Colombia, (NXT Energy Solutions Inc. Sucursal Colombia). The formation of this branch became a Colombian legal requirement following the Company commencing permanent activity in Colombia in 2010 while conducting commercial survey operations. This branch was closed in 2017.

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and the Branch was closed in November 2017.

23	20-F for the year ended December 31, 2017

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

Facilities

In August 2015, NXT moved to a new, larger office premises at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $44,624 (including building operating costs) commencing in October 2015. See also Item 5.F “Contractual Obligations”.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft. In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a third party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

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

24	20-F for the year ended December 31, 2017

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

A.            Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2017	2016	2015

Survey revenue	$ -	$ 1,447,269	$ 17,422,151
Net comprehensive income (loss)	(8,970,398)	(9,099,562)	10,540,228
Net income (loss) per common share - basic	(0.16)	$(0.17)	$ 0.22
Net income (loss) per common share - diluted	(0.16)	$(0.17)	$ 0.21
Net cash generated by (used in) operating activities	(5,464,679)	(7,587,614)	6,984,922
Cash and short term investments	1,116,618	1,943,587	9,141,281
Total assets	23,920,991	28,689,166	39,079,903
Long term liabilities	741,408	264,775	300,462

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2017

•	No survey revenues were recorded for 2017.
•	NXT completed its first ever SFD® Multi-Client survey in the Gulf of Mexico.
o	Acquired 37,596 line km of SFD® data in June 2017 for the shallow water Bid Round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The SFD® survey data provides 100% grid coverage over the offshore blocks, an area of approximately 8,900 km2. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1 and believe the remaining data will also be applicable to future bid rounds.
•	Successfully tested the upgraded SFD® Data Acquisition System during the Gulf of Mexico survey.
•	Significantly expanded protection of IP through multiple patent grants globally.
o	SFD® patents granted in Russia (January 2017), Japan (July 2017), Mexico (July 2017), Canada (August 2017) and the United States (November 2017); and notices of allowance received from China (February 2018).
•	A net loss of $8,970,398 for the year including amortization expense of $1,897,576.
•	Operating activities used $5,464,679 of cash during the year and net cash utilization was $323,878.
•	Losses per common share were $0.16 (basic and diluted).
•	Significant progress made in 2017 and the first quarter of 2018 to reduce corporate costs and execute on financing options significantly strengthening the Company’s liquidity and working capital position.
o	$2.7 million sale and leaseback arrangement on our airplane completed in April 2017.
o	Rights offering completed on November 3rd for gross proceeds of $2,093,645.
o	On February 16, 2018 announced a three-tranche Private Placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416.
•	Cash and short-term investments at the end of 2017 were $1,116,618.
25	20-F for the year ended December 31, 2017

Financial Highlights for 2016

•	While conducting operations in Bolivia during the summer of 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. Additional YPFB Chaco data resulted in a total revenue amount of $1.45m CAD recognized in 2016. At present, we are uncertain as to the timing of the YPFB Andina data sale and receipt of the associated funds.
•	Survey costs were $1,157,185, we experienced a net loss of $9,099,562 for 2016, compared to net income of $10,540,228 in 2015.
•	Cash flow from operating activities was $(7,587,614) for 2016, compared to $6,984,922 for 2015.
•	Capital expenditures in 2016 resulted in net cash use of $89,702 which is primarily associated with the purchase of computer hardware and software.
•	We had cash and short-term investments of $1,943,587 at the end of 2016.

Financial Highlights for 2015

•	In the Q4-15 period, we completed US$17,422,151 million of survey projects for two new clients in Bolivia, primarily for YPFB, the National Oil Company of Bolivia. A separate project expansion for YPFB, valued at US$1 million, was started in mid-2015 and delivered to the client in January 2016 (to be recognized in revenue in Q1-16).
•	Survey costs were $5,095,691, and with completion of this large survey project, we generated overall net income of $10,540,228 for 2015, compared to net loss of $1,563,361 for 2014.
•	Cash flow from operating activities generated net cash of $6,984,922 in 2015, compared to a $3,581,186 net use of cash in 2014.
•	We undertook significant capital expenditures in 2015, with the net cash use of $3,380,717 including $2,734,611 for the purchase of a survey aircraft in December 2015, and most of the remainder for net costs of leasehold improvements at a new office premises.
•	We had cash and short-term investments of $9,141,281 at the end of 2015.

26	20-F for the year ended December 31, 2017

Net Income (Loss)

	2017	2016	2015

Survey revenue	$ -	$1,447,269	$ 17,422,151
Expenses
Survey costs	1,289,429	1,157,185	5,095,691
General and administrative	4,960,961	5,645,459	5,049,690
Stock based compensation expense	581,356	790,500	1,081,000
Amortization expense	1,897,576	2,104,864	704,943
	8,729,322	9,698,008	11,931,324
Other expense (income), net	165,531	474,312	(197,309)

Income (loss) before income taxes	(8,894,853)	(8,725,051)	5,688,136
Income tax expense (recovery)
Current	75,545	374,511	1,970,908
Deferred		-	(6,823,000)
	75,545	374,511	(4,852,092)
Net income (loss) for the year	(8,970,398)	(9,099,562)	10,540,228

Expenses for the years ended December 31 2017, 2016 and 2015

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

For most of 2017, the survey costs related entirely to the aircraft lease and maintenance costs, net of charter hire revenue. During Q2 2017, NXT completed its first ever SFD® Multi-Client survey in the Gulf of Mexico. There have been no sales for the SFD® data that was recorded and therefore the direct costs of the survey have been expensed. Survey costs only represent the direct costs that were incurred during operations of this survey and exclude any indirect costs associated with the use of the technology.

Survey expenses in 2016 include the net costs related to maintaining our survey aircraft, which was acquired in December 2015. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT.

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

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

27	20-F for the year ended December 31, 2017

For the year ended December 31	2017	2016	2015
Salaries, benefits and consulting charges	$ 2,709,194	$3,192,304	$2,563,445
Board, professional fees, and public company costs	873,864	908,086	881,299
Indirect financing costs	35,865	-	-
Premises and administrative overhead	842,994	886,795	862,052
Business development	257,465	589,300	369,087
Bolivia/Colombia overhead	241,579	68,973	20,807
	4,960,961	5,645,459	4,696,690
Bonus expense		-	353,000
Total G&A	4,960,961	5,645,459	5,049,690

Total G&A for 2017 was 5.0 million which was 0.7 million lower than 2015. G&A within the six individual expense categories noted above reflect several factors:

•	2017 salaries, benefits and consulting charges are lower than 2016 levels due to lower staffing levels.
•	For 2017 the full year costs were slightly down due to 2 less board members and other cost controls.
•	Indirect financing costs in 2017 were higher due to work focused on obtaining new financing and negotiating the aircraft leaseback.
•	Premises and administrative overhead where lower in 2017 versus the 2016 due to cost reduction and deferred spending efforts.
•	Business development costs were lower for the year as marketing costs were reduced.
•	Before 2017 Bolivian overhead costs were classified as consolidated survey costs as the sole purpose of the office opening was to administer the YPFB survey. At the beginning of Q1 2017, Bolivian overhead costs were presented as G&A to reflect the fact the office has been maintained to facilitate periodic operating activities in Bolivia that are anticipated from time to time. In Q2 2017 a previously held “fiscal tax credit” of $127,798 was expensed as the recoverability of this receivable was no longer considered certain. The credit related to the Bolivian equivalent of input sales tax and is usually offset against output sales tax. It is not refundable if input tax exceeds output tax.

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

Total G&A for 2015 of $5.0 million was $0.9 million higher than the 2014 total, and the overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	Staff levels were higher in 2015, leading to an increase salaries and related benefits.
28	20-F for the year ended December 31, 2017

•	In the Q4-14 period, public company costs were much lower than the normal rate for each quarter based on the timing of discretionary investor relations activities.
•	Board, professional fees, & public company costs were higher in 2015 primarily due to a higher level of spending on investor relations activities, and in 2014, a higher percentage of the total fees for NXT Board members were settled in the form of stock options granted, rather than paid in cash.
•	Premises and overhead costs rose in Q4-15, and for 2015 YTD, following the move to new, larger office premises in August, 2015. The increase included an overlap of office rent on two locations for one month in Q3-15, and the effect of amortizing the initial “rent-free” period at the new location to G&A expense over the 10 year term of the new lease (which resulted in a “deferred charge” being recorded in long-term liabilities).
•	Business development costs were slightly lower for 2015 YTD, although they are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities. Costs incurred in 2015 related to opportunities being pursued in the Latin America, Africa and south Asia regions.
•	A decrease in costs in 2015 for the Colombia office following the lay off in summer 2014 of the office administrator.
•	A corporate bonus pool of $353,000 was expensed in Q4-15 based on financial results of the Bolivia survey project.

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

There was a lower average number of options outstanding at the end of 2017 (total of 1,648,667 as compared to 3,321,001 at the end of 2016).

Total SBCE also includes additional expense recognized related to the “Rights” which were personally issued by NXT’s CEO in January 2014 (see prior discussion in “Item 4.B – Technology Transfer Agreement” related to the convertible preferred shares), and for which the term to expiry was extended by one year to December 31, 2016 in 2015, as follows:

	2017	2016	2015
SBCE recognized related to:
Rights – grant in 2014	$ -	$ -	$244,000
Rights – extension of term in 2015	-	-	210,000
		-	454,000
Stock options	581,356	790,500	627,000
	581,356	790,500	1,081,000

Amortization expense – consists of the following amounts:

29	20-F for the year ended December 31, 2017

	2017	2016	2015
Amortization of:
Property and equipment	$ 212,841	$ 420,131	$142,943
Intellectual property	1,684,735	1,684,733	562,000
	1,897,576	2,104,864	704,943

Most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. Prior to 2015, annual capital spending has been minimal, resulting in declining levels of amortization expense.

Capital expenditure in 2017 was $8,727, and this related mainly to a new data acquisition system and other IT upgrades. Although significant capital expenditures were incurred in 2015 for the purchase of a survey aircraft (in December, 2015) and for leasehold improvements (completed in August 2015), amortization on such applied for only a portion of 2015, whereas in 2016 a full year of amortization was charged. The aircraft was sold in April 2017 in the sales leaseback transaction and therefore amortization expense of equipment is lower for 2017.

Amortization expense for 2017 also relates to intellectual property, which was acquired by NXT upon the August 31, 2015 conversion (the “Conversion”) of the final 8 million NXT preferred shares.

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

The IP assets December 31, 2017 net book value of $21.3 million is amortized on a straight line basis over a 15-year period and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Other Expense (Income)

	2017	2016	2015
Interest expense (income), net	$ 4,485	$ (17,254)	$ (13,910)
Foreign exchange (gain) loss	69,676	272,713	(712,480)
Feasibility study and other expenses	91,370	218,853	529,081
Increase (decrease) in fair value of US$ Warrants	-	-	-
	165,531	474,312	(197,309)

Interest income - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for leasehold improvements, and varies by year based on the level of cash available for investment. For 2017 interest includes interest income on short-term investments & interest expense from capital lease obligations. Interest expense as at the end of 2017 was $4,485 as compared to interest income in 2016 and 2015.

Foreign exchange (gain) loss – gains and losses on foreign exchange are caused by changes in the relative exchange values of the US$ and Canadian dollar. For example, when the Canadian dollar trades higher relative to the US$, cash held in US$ will decline in value and this decline will be reflected as a foreign exchange loss in the period. We normally hold cash and short-term investments in Canadian dollars to reduce the effect of market volatility; however, we occasionally are contractually obligated to hold certain restricted cash funds in US$ instruments to support performance bond commitments issued for projects in certain foreign countries.

The value of net US$ monetary assets can vary widely each period, based on such factors as the extent of US$ revenue contracts in process, and the level of US$ cash and short-term investments on hand.

30	20-F for the year ended December 31, 2017

The valuation is also affected by the relative strength of the US$ at each period end, resulting in both realized and unrealized net exchange movements on the net holdings of US$ cash and other working capital items. The foreign exchange loss for the year was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$.

Feasibility study and other expenses – this total includes costs incurred for the following:

	2017	2016	2015
Feasibility study	$ -	$ -	$ 400,104
Intellectual property and R&D	86,604	60,143	121,348
TSX Listing	-	147,099	-
Other, net	4,766	11,611	7,629
	91,370	218,853	529,081

For 2017 Intellectual property and R&D costs consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology.

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

NXT has certain asset abandonment and reclamation obligations (“ARO”) related to our historical minority working interests in various oil and gas wells in which NXT had participation prior to 2005. At December 31, 2017, the ARO is estimated to be $56,702, based on obligations which are estimated to be settled in the next three years. The net present value of the ARO is estimated based on inflation of 2.0% and discounted using a credit-adjusted risk-free interest rate of 1.6%.

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

In 2017, NXT expensed foreign withholding tax of $75,545 (2016 - $159,990, 2015 – $1,755,678) which was incurred in connection with the Bolivia survey project.

A total net income tax recovery was recognized in 2017 as follows:

	2017	2016	2015
Foreign with-holding taxes incurred	$ 75,545	$ 159,990	$ 1,755,678
	75,545	159,990	1,755,678
Foreign corporate taxes incurred	-	446,925	215,230
Less portion accrued at Dec 2015	-	(232,404)	-
Corporate income tax expense – foreign	75,545	214,521	215,230
	75,545	374,511	1,970,908
Deferred tax recovery	-	-	(6,823,000)
Net tax expense (recovery)	75,545	374,511	(4,852,092)

31	20-F for the year ended December 31, 2017

At the end of 2017, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2038) and other resource deductions totaling approximately $38.5 million.

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

	Q4-17	Q3-17	Q2-17	Q1-17
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Survey revenue	$ -	$ -	$ -	$ -
Net income (loss)	(2,096,360)	(1,935,356)	(2,723,956)	(2,214,726)
Income (loss) per share - basic	(0.04)	(0.04)	(0.05)	(0.04)
Income (loss) per share - diluted	(0.04)	(0.04)	(0.05)	(0.04)

	Q4-16	Q3-16	Q2-16	Q1-16
	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016	Mar 31, 2016
Survey revenue	$ -	$ -	$ -	$ 1,447,269
Net income (loss)	(2,356,848)	(2,142,834)	(2,643,938)	(1,955,942)
Income (loss) per share - basic	(0.04)	(0.04)	(0.05)	(0.04)
Income (loss) per share - diluted	(0.04)	(0.04)	(0.05)	(0.04)

Q4-17 to Q3-17 comparison – NXT had survey revenue of $nil ($nil in Q3-17), survey costs of $252,212 ($261,658 in Q3-17) related to aircraft maintenance costs and SBCE of $84,351 ($162,724 in Q3-17).

Q3-17 to Q2-17 comparison - NXT had survey revenue of $nil ($nil in Q2-17), survey costs of $261,658 ($612,342 in Q2-17) related to aircraft lease and maintenance costs, and SBCE of $162,724 ($169,033 in Q2-17).

Q2-17 to Q1-17 comparison – NXT had survey revenue of $nil ($nil in Q1-17), survey costs (related to the Gulf of Mexico Multi-Client survey, and aircraft lease and maintenance costs) of $612,342 ($163,217 in Q1-17), and SBCE of $169,033 ($165,248 in Q1-17).

Q1-17 to Q4-16 comparison – NXT had survey revenue of $nil ($nil in Q4-16), survey costs (related to equipment test flights and aircraft maintenance costs) of $163,217 ($9,998 in Q4-16), and SBCE of $165,248 ($287,500 in Q4-16).

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

32	20-F for the year ended December 31, 2017

Q1-16 to Q4-15 comparison – NXT had survey revenue of $1,447,269 ($17,422,151 in Q4-15), survey costs of $789,379 ($5,070,023 in Q4-15), SBCE of $150,000 ($490,000 in Q4-15), and total amortization expense of $514,258 ($523,760 in Q4-15).

B.            Liquidity and capital resources.

NXT's cash and cash equivalents plus short-term investments at the end of 2017 was $ $1,116,618.

NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to far exceed G&A expenses, and generate excess net cash flow from operations. Equity financings have been used to supplement working capital as required.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span 3 to 4 months. In addition, where possible, risk of default on client billings is mitigated through the use of export insurance programs offered via Export Development Canada (“EDC”).

During 2017 NXT made significant progress in strengthening its liquidity and working capital position through a series of corporate actions described below.

The Company began by securing of a $2,700,000 sale and leaseback arrangement of its airplane.  Following this transaction, NXT took steps to reduce corporate costs; the most significant included the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff. In addition, the Company completed a Rights Offering to its existing shareholders on November 3rd, 2017 for aggregate gross proceeds of $2,093,645. Finally on February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416.

Sale Lease Back: In order to enhance the short-term cash flow of the business, NXT completed a sale and leaseback agreement with a Calgary based international aircraft services organization on April 28th, 2017. The terms of the agreement involve NXT selling its’ Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft back for a minimum period of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately CAD $2,700,000, after payment of all commissions and fees. The net book value of the asset of $2,400,000 was derecognized and the resulting gain on disposition of $776,504 was deferred ($621,203 included in long term liabilities and $155,301 included in accounts payable and accrued liabilities). The gain will be recognized as a reduction to the Company’s lease expense over the 60 month term of the lease. The resulting leaseback transaction is an operating lease. NXT is required to make monthly payments to the lessor of approximately US$40,000. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000.

Reduction in Corporate Costs: Following the completion of the sale and leaseback, NXT took steps to reduce corporate costs; the most significant included the deferral of a portion of the employees’ cash compensation, deferral of all of the Board and Advisory Board members’ cash compensation and a reduction in non-essential staff.

Rights Offering: On September 26th, 2017 the Company announced a Rights Offering to its existing shareholders.

The Rights Offering closed on November 3rd 2017 with the following results:

	Non Insiders	Insiders	Total	Percentage
Basic Subscription	1,556,751	680,856	2,237,607	53%
Over Subscription	1,949,683	-	1,949,683	47%
Total Shares Purchased	3,506,434	680,856	4,187,290	100%
Total Proceeds			$ 2,093,645

33	20-F for the year ended December 31, 2017

Private Placement: On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Subscriber has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement.

Closing of First Tranche of Private Placement

The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 in connection with the issuance of 4,665,043 Units. The Subscriber now holds approximately 9.9% of the Company’s outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants).

Additional Tranches of Private Placement

Closing of the second tranche of 5,538,203 Units for gross proceeds of approximately $5,117,300, is expected to occur prior to the Company’s annual and special meeting of common shareholders scheduled to be held on Wednesday, May 16. 2018. The Company received the necessary TSX clearance of Personal Information Forms submitted by certain principals of the Subscriber in late March 2018 and has commenced the process of closing this tranche. No shareholder approval is required to close the second tranche of the financing. Following the completion of the second tranche of the Private Placement, closing of the third tranche of the Private Placement, consisting of issuance of 701,965 Units for gross proceeds of approximately $648,616, will cause the Subscriber to be deemed a “Control Person” of the Company under applicable securities laws and is subject to approval by the shareholders of the Company (other than the Subscriber and its associates or affiliates) on or before May 17, 2018.

Other Material Agreements

In conjunction with closing the second tranche, the Company and the Subscriber have agreed to enter into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of the Company (subject to maintaining any equity ownership of at least 10% in the Company); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of the Company in order to maintain its pro rata equity interest in the Company (subject to maintaining any equity ownership of at least 10% in the Company); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by the Company to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of the second tranche of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

Following the proceeds received as a result of the Rights Offering and the Private Placement, NXT has estimated that it will have sufficient funds to meet its ongoing obligations for a period of approximately 24 months.

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

34	20-F for the year ended December 31, 2017

EDC can also be utilized by NXT for financial support in the form of guarantees of specific bank letters of credit required to be issued by NXT as performance guarantees on international projects, such as was utilized on our project for YPFB in Bolivia. This aids in reducing restrictions on working capital that is needed to initiate and undertake projects.

NXT has minimal secured debt and had total “net working capital deficit” of $0.3 million as at December 2017 as follows:

	December 31,	December 31,	net change
	2017	2016	in 2017
Current assets (current liabilities):
Cash and cash equivalents	$ 166,618	$ 490,496	$(323,878)
Short-term investments	950,000	1,453,091	(503,091)
	1,116,618	1,943,587	(826,969)
Accounts receivable	60,027	205,952	(145,925)
Prepaid expenses and deposits	107,363	166,802	(59,439)
Accounts payable and accrued liabilities	(1,562,394)	(575,964)	(986,430)
Income taxes payable	(201)	(98)	(103)
Current portion of capital lease obligation	(39,579)	(36,769)	(2,810)
Net working capital	(318,166)	1,703,510	(2,021,676)

The $2.0 million year to date decrease in net working capital is primarily due to the net outflow of cash due to no revenues offset by cash provided by the aircraft sales leaseback transaction, the Rights Offering an increase in payables due to deferral of cash payments.

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

35	20-F for the year ended December 31, 2017

Sources and uses of cash

The following table, and the narrative below, summarizes NXT’s net cash flows, and the total cash plus short-term investments held at the end of the periods, for the last three fiscal years:

For the year ended December 31	2017	2016	2015
Cash provided by (used in):
Operating activities	$ (5,464,679)	$ (7,587,614)	$ 6,984,922
Financing activities	2,022,943	464,811	327,824
Investing activities	3,117,858	527,496	(277,578)
Net cash inflow (outflow)	(323,878)	(6,595,307)	7,035,168
Cash & cash equivalents, start of the year	490,496	7,085,803	50,635
Cash & cash equivalents, end of the year	166,618	490,496	7,085,803

Cash & cash equivalents	166,618	490,496	7,085,803
Short-term investments	950,000	1,453,091	2,055,478
Total	1,116,618	1,943,587	9,141,281

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

For the year ended December 31	2017	2016	2015
Comprehensive income (loss) for the year	$ (8,970,398)	$ (9,099,562)	$ 10,540,228
Add back net non-cash expense and income items	2,676,705	2,896,447	(4,948,061)
	(6,293,693)	(6,196,585)	5,592,167
Change in non-cash working capital balances	829,014	(1,384,499)	1,392,755
Total cash provided by (used in) in operations	(5,464,679)	(7,587,614)	6,984,922

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period.

36	20-F for the year ended December 31, 2017

Financing Activities

2017 - NXT recorded a cash inflow of $2,019,865 in 2017 related mostly from the Rights Offering.

2016 - The only financing activity was related to proceeds from exercise of NXT stock options. Q4-16 reflects a $34,159 cash use for repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

2015 – The overall net cash from financing activities of $327,824 reflects:

•	$335,946 of proceeds from exercise of a total of 347,266 NXT stock options. $8,122 used for repayment of the new capital lease obligation which was entered into in 2015.

Investing Activities

2017 - The overall net cash source in investing activities of $3,117,858 for 2017 reflects these components:

•	On April 28th, 2017 NXT completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US$2,300,000). The aircraft was originally purchased for $2,734,610 (US$2,000,000) in December2015 and at the date of sale accumulated amortization of $368,854. The sale resulted in a gain of $776,504, which was deferred and will be amortized over the term of the lease (5 years).
•	A use of $518,765 for deposits on the aircraft and building leases.
•	A source of $503,091 from a net decrease in cash invested in short-term investments.

2016 – The overall net cash source in investing activities of $527,496 for 2016 reflects these components:

•	A use of $89,702 for net capital additions, which relate primarily to $45,725 for computer equipment, $16,178 for SFD Equipment – non computer, $15,141 for computer software, $8,102 for SFD computer hardware and, $4,555 for leaseholds.
•	A source of $602,387 from a net decrease in cash invested in short-term investments.
•	A source of $75,000 related to a decrease in restricted cash balance.
•	A use of $60,187 arising from a decrease in non – cash working capital balances related to investing activities.

2015 – The overall net cash used in investing activities of $277,578 for 2015 reflects these components:

37	20-F for the year ended December 31, 2017

•	A use of $3,380,717 for net capital additions, which relate primarily to $2.7 million for a survey aircraft acquired in December 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	A source of $3,117,952 from a net decrease in cash invested in short-term investments.
•	A use of $75,000 related to an increase in restricted cash balances (issued for bank security purposes).
•	A source of $60,187 arising from an increase in non-cash working capital balances related to investing activities.

C.            Research and development, patents and licenses, etc.

There was no separate R&D expense reported in the financial statements in the years 2017, 2016 and 2015. In these three years, expenditures related to R&D were included within general and administrative expense (related to a portion of staff salaries and overhead) and in other expense (for patent filings and related costs).

D.            Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 30, 2018 we do not have a significant committed “backlog” or order book of contracts to be performed.

We are not aware of any current external trends (such as in commodity prices, etc.) which could affect our operations for the next fiscal year. As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year, and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB.

We continue to seek future business projects with large exploration clients such as PEMEX and YPFB, with the aim of having each new client become an ongoing repeat customer.

E.             Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.             Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2017:

		less than	2 to 3	4 to 5	more than
	Total	1 year	years	years	5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	124,697	39,579	85,118	-	-
Operating lease obligations:
Premises rent / operating lease	4,334,019	551,553	1,106,079	1,126,900	1,549,487
Aircraft Lease	2,527,190	594,633	1,189,266	743,291	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	56,702	-	56,702	-	-

38	20-F for the year ended December 31, 2017

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

The following sets forth information, including directorships in other reporting issuers, as of April 30, 2018, for our directors, executive officers and key employees:

George Liszicasz Age 64 Director, Chairman and Chief Executive Officer since January 1996; President since July 2002

Mr. Liszicasz is the inventor of the SFD® Technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

He holds an Electronics Engineer degree from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has extensive R&D body of work with various technologies, and 52 inventions.

Charles Selby Age 61 Director since January 2006

Mr. Selby holds a B.Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters and remains a member of good standing with the Bar. He has served on the board and in management of a number of reporting issuers including Arakis Energy, which had operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX-V, and is the president of Caledonian Royalty Corporation, Caledonian Global Corporation and Caledonian Midstream Corporation, private entities which are involved in oil & gas production and the midstream business.

Mr. Selby is the Lead Independent Director of NXT.  He is also Chair of NXT’s Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.

Mr. Selby also served as the Company’s interim CFO from December, 2017 to January, 2018.

39	20-F for the year ended December 31, 2017

John Tilson Age 74 Director since February 2015

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann and Associates in 1983 when assets under management were roughly US$160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an analyst and portfolio manager, John later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012 Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the long-range planning committee, for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Board’s Strategic Planning Committee, and a member of the Compensation, Governance and Audit Committees.

Thomas E. Valentine Age 56 Director since November 2007 Corporate Secretary since April 2014

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

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

40	20-F for the year ended December 31, 2017

Bruce G. Wilcox Age 63 Director since June 2015

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Management Committee. Mr. Wilcox specialized in Cumberland’s investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund’s assets under management ranged from US$0.7 to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently CEO of E Street Management, LLC which manages a long/short equity fund of funds. He is also one of the managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.

Mr. Wilcox obtained a BA (Honors), in Modern Chinese from the University of California, Santa Barbara, and a Master of International Management from the American Graduate School of International Management in Phoenix.

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is the chair of the Board’s Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

Jakub Brogowski Age 38 V-P Finance and CFO since February 2018

Mr. Brogowski has over 16 years of prior experience in oil & gas investment banking experience spanning capital markets in North America, Europe, Middle East, Africa and Asia. Beginning his career with TD Securities in Calgary, he was instrumental in expanding their oil & gas advisory operations to London, UK in 2010. In 2011, Mr. Brogowski joined RBC Capital Markets in London as a senior member of the European Energy team and has extensive experience in financings, mergers, acquisitions and structuring transactions in Canada and internationally. He also holds a Bachelor of Commerce (Honors) degree from the University of Calgary.

Mr. Brogowski is a member of the Disclosure Committee.

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

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts. Wellpoint was subsequently wound up following a restructuring and sale of its operating assets. Charles Selby was previously a member of the board of directors of Idaho Natural Resources Corp., which was cease-traded by the TSX Venture Exchange in December 2012 for failing to meet listing requirements.

Messrs. Selby, Tilson, Valentine, and Wilcox are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.            Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2017, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2017. All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

41	20-F for the year ended December 31, 2017

Summary compensation table for the year ended December 31, 2017:

Name & Principal Position	Salary	Termination(1)	Vacation(2)	Other(3)	Total

George Liszicasz, President & CEO (4)	$ 274,800	$-	$ -	$ 11,294	$ 286,094
Charles Selby, Interim CFO (5)	22,671	-	-	-	22,671
Beverly Stewart, Chief Financial Officer (5)	164,083	-	4,131	1,902	170,116

(1) None in 2017.

(2) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.

(3) “other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking.

(4) salary and other totals exclude the cash portion of fees earned as Board Members, $35,000 for Mr. Liszicasz and $30,000 for Mr. Selby which was earned in 2017, but not paid.

(5) Ms. Stewart resigned as CFO on November 30, 2017. Mr. Selby was the interim CFO from December 1, 2017 until January 31, 2018.

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

In 2017, $170,000 of board fees remained outstanding at December 31, 2017. In 2016, the directors group each individually elected to receive a mix of cash and / or stock option grants as payment of Board fees earned for the year. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee. The lead Director receives an additional $30,000 per year.) Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2017 and 2016 is summarized as follows:

	2017	2016
Payable in cash	$ 170,000	$ 145,000

# of stock options granted as part of annual Board fee compensation	-	75,000

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

During 2017 Mr. Charles Selby was paid $22,671 in respect of his being the Interim Chief Financial Officer.

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

42	20-F for the year ended December 31, 2017

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

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Wilcox and Tilson are the current members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent within the meaning of Canadian National Instrument 58-101.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Brogowski (the VP Finance and CFO of the Company).

43	20-F for the year ended December 31, 2017

Responsibilities of the Disclosure Committee

The Disclosure Committee duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information. All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee. If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media. Additionally, the Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR and EDGAR as well as the Company’s website.

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Wilcox and Selby are the current members of the Strategic Planning Committee. All members of the Strategic Planning Committee are independent.

Responsibilities of the Strategic Planning Committee

The Strategic Planning Committee's duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals. The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company Strategy and business area specific strategies of the Company. The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions and requirements and also procedures for coordination of organizational management and board resources. The Committee is actively involved in the Company’s strategic planning process and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Selby and Tilson. All members of the Audit Committee are independent and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

Bruce Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management, and has extensive experience in financial statement analysis, through his career serving as an analyst, fund manager and CEO in the investment management industry. He has previously served as audit committee chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, holding B.Sc. (Hons) and JD degrees. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters and remains a member of good standing with the Bar. He has served on the board and in management of a number of reporting issuers including Arakis Energy, which had operations in the Sudan, and other issuers in the oil and natural gas industry. He is currently the CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX, and is the president of Caledonian Royalty Corporation and Caledonian Global Corporation, both private entities.

44	20-F for the year ended December 31, 2017

Mr. Selby was also formerly the Chairman and CEO of Canadian Star Energy Limited, and was formerly the Chief Financial Officer of AltaCanada Energy Corp. He also formerly served as the Vice President and Corporate Secretary of Pengrowth Corporation, the administrator of Pengrowth Energy Trust. Mr. Selby has previously served on the audit committee and as audit chairman of several reporting issuers.

John Tilson

Mr. Tilson has both MBA and CFA designations, He previously served as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company, and Roger Engemann. After working as an analyst and portfolio manager, Mr. Tilson later became Executive Vice President & Managing Director of Pasadena Capital Company.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), and Tilson and Valentine are members of the Compensation Committee, and are all independent. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

Responsibilities of the Compensation Committee

45	20-F for the year ended December 31, 2017

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

D.            Employees

Fiscal year ended December 31, 2017

As of the fiscal year ended December 31, 2017 we had a total of 9 employees and one part-time independent contractor. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2017:

Function	employees	contractors	total
Senior management team	1	-	1
Finance, administration and sales	3	1	4
Operations and technical development	5	-	5
Total	9	1	10

All of the above noted staff are based in Calgary, Canada. The 5 operations and technical development staff includes one research scientist holding a Ph.D. and 4 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2016

As at December 31, 2016, we had a staff of 23 and one contractor, all based in Calgary, as follows:

Function	employees	contractors	total
Senior management team	4	-	4
Finance, administration and sales	6	1	7
Operations and technical development	13	-	13
Total	23	-	24

All of the above noted staff are based in Calgary, Canada except for 2 based in the Santa Cruz, Bolivia. The 13 operations and technical development staff includes one research scientist holding a Ph.D. and 5 geoscientists.

E.             Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

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

46	20-F for the year ended December 31, 2017

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The Restricted Share Unit Plan (the”RSU”) was approved and ratified by the shareholders at the Company’s last annual meeting on June 21, 2017. Pursuant to the RSU, all grants must be approved by the Board of directors of the Company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).

The RSU’s are issued with a three year vesting where they shall vest at the end of each of the first three years following the grant date. The price is determined on the vesting date.

The following stock options were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2016, 2015, and 2014 and to date to April 30, 2018. No RSU’s have been granted to date.

In 2017 and to date in 2018:

•	No options were granted in 2017.

•	A total of 1,000,000 stock options with an exercise price of $1.13 per common share were granted in February 2018 to the new Chief Financial Officer.

In 2016:

•	A total of 150,000 stock options with an exercise price of $1.49 per common share were granted in May 2016 to the new Chief Financial Officer.
•	A total of 37,500 stock options with an exercise price of $1.48 per common share were granted in July 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.
•	A total of 50,000 stock options with an exercise price of $1.50 per common share were granted in July 2016 to a directors as part of their Advisory Board of director fees earned for 2016.
•	A total of 37,500 stock options with an exercise price of $1.45 per common share were granted in December 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.

In 2015:

•	A total of 300,000 stock options with an exercise price of $2.10 per common share were granted in September 2015 to two persons who joined the NXT Board of Directors in 2015.
47	20-F for the year ended December 31, 2017

•	A total of 42,600 stock options with an exercise price of $1.73 were granted in December 2015 to two directors as part of their elected form of payment of their Board of director fees earned for 2015. All of these options had immediate vesting at the grant date

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 30, 2018. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of April 30, 2018)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options
George Liszicasz	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
CEO & Director	$ 1.83	18-Dec-2013	18-Dec-1018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				30,000	1.3%

Jakub Brogowski	$ 1.13	26-May-2016	26-May-2021	1,000,000
V-P Finance & CFO
				1,000,000	43.6%

Charles Selby	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
Director	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.50	22-Jul-2016	22-Jul-2021	50,000
				80,000	3.5%

John Tilson	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	25,600
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				205,600	9.0%

Thomas Valentine	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
Director	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.48	14-Jul-2016	14-Jul-2021	7,500
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				52,500	2.3%

Bruce Wilcox	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	17,000
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	7,500
				189,500	8.3%

Total number of stock options held by officers and directors				1,557,600	68.0%

48	20-F for the year ended December 31, 2017

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of April 30, 2018 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares within 60 days of April 30, 2018 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 62,826,176 common shares issued and outstanding as of April 30, 2018. This total of 62,826,176 excludes all outstanding options and warrants that are exercisable within 60 days of April 30, 2018 (which is adjusted for each individuals’ % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 30, 2018	Percent of Common Shares [6]
Directors and Officers:
George Liszicasz 1 & 2	15,832,490	25.2%
Charles Selby [1]	488,161	* %
John Tilson [1]	2,989,348	4.8%
Thomas E. Valentine [1]	52,500	* [3]
Bruce Wilcox [1]	354,753	* [3]
Jakub Brogowski [2]	471,506	* [3]
Total D & O Common Shares	20,188,758	32.1%

Major Shareholders (> 5%): Alberta Green Ventures Limited Partnership[6]	6,220,057	9.9%
Mork Capital Management, LLC., and Michael Mork [4]	5,644,420	9.0%
[1] Director of NXT
[2] Officer of NXT

[3] Beneficially owns less than one percent of the total outstanding common shares.

[4] based on information provided to the Company as at March 28, 2018 by
Mork Capital Management, LLC. and its principal, Mr. Michael Mork.

[5] Alberta Green Ventures Limited partnership includes shares and warrants.

[6] For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of April 30, 2018 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

49	20-F for the year ended December 31, 2017

	common	vested &
	shares	exercisable	Pro forma
	held	options	total

Liszicasz	15,802,490	30,000	15,832,490
Selby	408,161	80,000	488,161
Tilson	2,833,748	155,600	2,989,348
Valentine	-	52,500	52,500
Wilcox	215,253	139,500	354,753
Brogowski	138,176	333,330	471,506

	19,397,828	790,930	20,188,758

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

•	In May 2013, George Liszicasz acquired 2,000,000 common shares upon conversion of an initial total of 2,000,000 of the 10,000,000 preferred shares which he held. In August 2015, the remaining 8,000,000 preferred shares were converted into 8,000,000 common shares issued to George Liszicasz pursuant to completion of the acquisition of the SFD® technology under the terms of the TTA.
•	On February 16, 2018 the Company entered into an agreement to complete a three-tranche Private Placement under which the Alberta Green Ventures Limited Partnership has committed to purchase 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416. Each Unit consists of one Common Share and one-third of one Warrant. Each Warrant entitles the holder to acquire one Warrant Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement. The first tranche of the Private Placement was completed on February 16, 2018 and the Company received $4,310,500 in connection with the issuance of 4,665,043 Units.

The following information is taken from the records of Computershare Trust Company of Canada, located in Calgary, Alberta, Canada, the Company's transfer agent for its common shares. As of April 30, 2018 there were 131 registered holders of record of the Company's common shares, including 73 in the United States who collectively held 2,226,659 common shares, representing 3.5% of NXT’s 62,826,176 total issued and outstanding common shares.

NXT is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s first fiscal quarter, the majority of the Company’s executive officers and directors are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada, and the Company is administered principally in Canada. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

B.            Related party transactions

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2017 through the current date, April 30, 2018:

50	20-F for the year ended December 31, 2017

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. Details of stock options which have been exercised by related parties are noted below.
•	One of the members of NXT’s Board of directors is a partner in a law firm which provides legal advice to NXT. In 2017, NXT incurred legal expenses of $172,199 with this firm, for which a total of $120,479 is included in accounts payable as at December 31, 2017. In 2018 as of the report date total fees incurred are $20,893, for which $75,415 is still outstanding.
•	In 2017 one board member received $22,671 in compensation for services provided as the Interim CFO. During 2018 he received $22,671 as compensation as the Interim CFO.
•	Accounts payable and accrued liabilities at December 31, 2017 includes a total of $14,210 related to re-imbursement of expenses owing to persons who are directors and officers of NXT. As of the report date $21,789 was outstanding to persons who are directors and officers of NXT.
•	There were no stock options to acquire common shares of the Company exercised in 2017 by persons who were directors or officers of NXT as at the date of their exercise.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2017 consolidated financial statements, except as otherwise disclosed therein.

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

As of April 30, 2018, there have not been any significant subsequent events which have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2017. NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2018 will be released in mid-May, 2018.

51	20-F for the year ended December 31, 2017

ITEM 9.       THE OFFER AND LISTING

A.            Offer and listing details.

The following tables set forth the price history of the Company’s common shares listed on the OTC in the United States and on the TSX-V and the TSX in Canada.1

		OTC QB		TSX-V & TSX
Period		High	Low	High	Low
		(in US$)	(in US$)	(in Cdn$)	(in Cdn$)
5 prior fiscal years
Year ended	December 31, 2017	$1.19	$0.32	$1.57	$0.39
Year ended	December 31, 2016	$1.41	$0.90	$1.92	$1.21
Year ended	December 31, 2015	$ 2.17	$ 0.99	$ 2.73	$ 1.18
Year ended	December 31, 2014	$ 1.80	$ 0.84	$ 1.93	$ 0.90
Year ended	December 31, 2013	$ 1.99	$ 0.56	$ 2.04	$ 0.56

Prior Quarters
Quarter ended	Q1 - March 31, 2018	$1.04	$0.75	$1.34	$0.96
Quarter ended	Q4 - December 31, 2017	$0.96	$0.32	$1.20	$0.41
Quarter ended	Q3 - September 30, 2017	$0.98	$0.32	$1.23	$0.39
Quarter ended	Q2 - June 30, 2017	$0.99	$0.64	$1.33	$0.85
Quarter ended	Q1 - March 31, 2017	$ 1.19	$ 0.82	$ 1.57	$ 1.08
Quarter ended	Q4 - December 31, 2016	$1.22	$0.96	$1.59	$1.32
Quarter ended	Q3 - September 30, 2016	$1.25	$1.02	$1.65	$1.34
Quarter ended	Q2 - June 30, 2016	$1.21	$0.95	$1.55	$1.35
Quarter ended	Q1 - March 31, 2016	$ 1.41	$ 0.90	$ 1.92	$ 1.21

For each of the last 6 months
Month ended	March 31, 2018	$1.04	$0.85	$1.34	$1.12
Month ended	February 28, 2018	$1.00	$0.75	$1.27	$1.01
Month ended	January 31, 2018	$1.02	$0.79	$1.25	$0.96
Month ended	December 31, 2017	$0.96	$0.49	$1.20	$0.65
Month ended	November 30, 2017	$0.90	$0.44	$1.15	$0.57
Month ended	October 31, 2017	$0.74	$0.32	$0.92	$0.41
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

52	20-F for the year ended December 31, 2017

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

53	20-F for the year ended December 31, 2017

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

54	20-F for the year ended December 31, 2017

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

55	20-F for the year ended December 31, 2017

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

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

56	20-F for the year ended December 31, 2017

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)	For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2012 was $330 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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

E.             Taxation.

Certain United States Federal Income Tax Considerations

57	20-F for the year ended December 31, 2017

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of common shares of the Company.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to common shares as a result of such income being recognized on an applicable financial statement; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

58	20-F for the year ended December 31, 2017

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of common shares.

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. [The Company believes that it was classified as a PFIC for the tax year ended December 31, 2017, but based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year.] [NTD: Company to confirm.] No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

59	20-F for the year ended December 31, 2017

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a ‘‘Subsidiary PFIC’’), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC for any tax year during which a U.S. Holder owns common shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether and when such U.S. Holder makes an election to treat the Company and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of common shares and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of common shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on common shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

60	20-F for the year ended December 31, 2017

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such common shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its common shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its common shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of common shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the common shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder shall be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

61	20-F for the year ended December 31, 2017

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC including a PFIC Annual Information Statement. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the common shares are “regularly traded” as described in the preceding sentence, the common shares are expected to be marketable stock. However, each U.S. Holder should consult its own tax advisor in this regard.

A U.S. Holder that makes a Mark-to-Market Election with respect to its common shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such common shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the common shares for which the Company is a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the common shares, over (b) the fair market value of such common shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

62	20-F for the year ended December 31, 2017

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

63	20-F for the year ended December 31, 2017

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the common shares and net gains from the disposition of the common shares. Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

64	20-F for the year ended December 31, 2017

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

65	20-F for the year ended December 31, 2017

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2017 and to date in 2018, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

We currently hold our cash in both Canadian and United States of America currency, as we generally bill revenues in U.S. currency, and periodically hold certain short-term monetary assets and liabilities in other foreign currencies. Any transaction in a currency other than the Canadian dollar exposes us to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not currently engage in hedging activities to mitigate the effects of foreign currency fluctuation, and are reviewing opportunities to do so.

At December 31, 2017 we held U.S $ cash and short term investments totaling US$1,598. Accordingly, a hypothetical 10% change in the value of one U.S. $ expressed in Canadian dollars as at December 31, 2017 would have had a $160 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

At December 31, 2016 we held a total of $1,116,618 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2017 would have resulted in approximately an $11,166 change in interest income for the year.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

66	20-F for the year ended December 31, 2017

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

As of December 31, 2017 we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2017. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2017 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
67	20-F for the year ended December 31, 2017

•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have historically included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course. In addition the Company has retained a part time controller to assist in these matters.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2017. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Changes in Internal Controls

During the 3 month period ended December 31, 2017, a majority of the Company’s finance team, including its CFO and Accounting Analyst, left the Company.  Prior to the departure of the Company’s previous CFO at the end of November 2017, NXT contracted a part-time Controller starting on November 27, 2017, who is now engaged on a full-time basis, to assist in the transition of finance and disclosure responsibilities for the Company.  During December 2017 and January 2018, one of the Company’s board members took the role of interim CFO until the Company’s current CFO took office on February 1, 2018.  The transition to new financial management and limited overlap between personnel have resulted in a temporary weakening of ICFR.  To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company’s Disclosure and Audit Committees in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.  Notwithstanding, the Company recognizes its disclosure practices still have deficiencies and has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which we expect to see benefits over the course of 2018.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2017.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Wilcox (Chair), Selby and Tilson. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems, and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and each is an “independent” director, as that term is defined under the listing standards of NASDAQ.

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

During 2017, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2017 and 2016.

68	20-F for the year ended December 31, 2017

	2017	2016
Audit fees	$143,420	$ 125,250
Audit related fees – Colombia branch	-	8,910
Audit related fees – Bolivian branch	9,800	9,509
	153,220	143,669
Tax fees	-	-
Other Audit Related Fees	16,720	17,500
Total fees	169,940	161,169

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

69	20-F for the year ended December 31, 2017

ITEM 19.     EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2017
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2017

70	20-F for the year ended December 31, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz

      George Liszicasz

      Director, Chairman, Chief Executive Officer and President

Dated: April 30, 2018

71	20-F for the year ended December 31, 2017

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

Dated: April 30, 2018

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

72	20-F for the year ended December 31, 2017

Exhibit 12.2

CERTIFICATION

I, Jakub Brogowski, certify that:

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

Dated: April 30, 2018

/s/ Jakub Brogowski

Jakub Brogowski

VP Finance and Chief Financial Officer

73	20-F for the year ended December 31, 2017

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “Company”) that the Annual Report of the Company on Form 20-F for the year ended December 31, 2017 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30, 2018

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

74	20-F for the year ended December 31, 2017

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “Company”) that the Annual Report of the Company on Form 20-F for the year ended December 31, 2017 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 30, 2018

/s/ Jakub Brogowski

Jakub Brogowski

VP Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

75	20-F for the year ended December 31, 2017

Exhibit 15.2

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
Tel (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

The Board of Directors
NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 30, 2018, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2017 and 2016 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and explanatory information, which report appears in the December 31, 2017 annual report on Form 20-F of NXT Energy Solutions Inc.

Chartered Professional Accountants
Calgary, Canada
April 30, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Table of Contents	76