Form 20-F/A
period 2017-12-31
NXT Energy Solutions Inc.
filed 2018-06-08
CIK 1009922

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

(Amendment No. 1)

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

58,161,133 common shares outstanding as of December 31, 2017 (62,832,843 common shares outstanding as of April 30, 2018)

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

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	No	X

2	20-F/A for the year ended December 31, 2017

Explanatory Note

This Amendment No. 1 to Annual Report on Form 20-F/A ("Form 20-F/A") is being filed by NXT Energy Solutions Inc. (the "Registrant") as an amendment to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 ("Form 20-F"), filed with the U.S. Securities and Exchange Commission ("SEC") on May 1, 2018.

The Form 20-F/A is being filed to update Item 15 to provide more detail and to update the Management’s Discussion and Analysis, which is attached as Exhibit 15.3.  This Form 20-F/A makes no other changes to the Form 20-F of the Registrant. Other than what is stated above, this Form 20-F/A does not in any way modify or update any other disclosures in, or amend, update or restate the information in any other part of, the Form 20-F as originally filed on May 1, 2018 (including without limitation the financial statements originally provided under Item 18 in the Form 20-F). This Form 20-F/A does not reflect events occurring after the original filing of the Form 20-F on May 1, 2018 and should be read in conjunction with the originally filed Form 20-F, as well as the Registrant’s filings with the SEC subsequent to the original filing of the Form 20-F.

PART I

3	20-F/A for the year ended December 31, 2017

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F/A contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions. These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F/A.

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

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Annual Report on Form 20-F/A, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this Annual Report on Form 20-F/A.

In this Annual Report on Form 20-F/A, except as specified otherwise or unless the context requires otherwise, “we”, “our”, “us”, the “Company”, and “NXT” refer to NXT Energy Solutions Inc. and its subsidiaries. All references to “fiscal” in connection with a year shall mean the year ended December 31.

All financial information contained herein is expressed in Canadian dollars (“Cdn$”) unless otherwise stated.

4	20-F/A for the year ended December 31, 2017

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

A.            Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2017, 2016 and 2015 and selected consolidated balance sheet data as of December 31, 2017 and 2016 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F/A. The selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, and the consolidated statements of income (loss) data for the years ended December 31, 2014 and 2013 is derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F/A).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2017	2016	2015	2014	2013
Survey revenues	$ -	$1,447,269	$ 17,422,151	$ 3,913,367	$ 2,684,095
Operating expenses
Survey costs	1,289,429	1,157,185	5,095,691	431,518	1,632,159
General and administrative	4,960,961	5,645,459	5,049,690	4,132,108	4,112,787
Stock based compensation expense	581,356	790,500	1,081,000	658,000	492,000
Amortization expense	1,897,576	2,104,864	704,943	67,162	85,484
	8,729,322	9,698,008	11,931,324	5,288,788	6,322,430
Other expense (income)
Interest expense (income), net	4,485	(17,254)	(13,910)	(50,824)	(25,455)
Foreign exchange (gain) loss	69,676	272,713	(712,480)	(158,817)	(150,350)
Other expense (income)	91,370	218,853	529,081	354,781	107,985
Increase (decrease) in fair value of US$ Warrants	-	-	-	42,800	1,371,500
	165,531	474,312	(197,309)	187,940	1,303,680
Income (loss) before income taxes	(8,894,853)	(8,725,051)	5,688,136	(1,563,361)	(4,942,015)
Income tax expense (recovery)	75,545	374,511	(4,852,092)	-	399,546
Net income (loss) and comprehensive income (loss) for the year	(8,970,398)	(9,099,562)	10,540,228	(1,563,361)	(5,341,561)
Net income (loss) per share - Basic	(0.16)	($ 0.17)	$0.22	($ 0.04)	($0.13)
Diluted (1)	(0.16)	($ 0.17)	$0.21	($ 0.04)	($0.13)
Weighted average # of common shares outstanding
Basic	54,523,113	53,526,155	47,782,647	44,375,540	41,660,190
Diluted (1)	54,523,113	53,526,155	49,041,383	44,375,540	41,660,190

# of common shares outstanding	58,161,133	53,856,509	53,306,109	44,958,843	42,418,326

(1) in periods with a loss, the diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on August 31, 2015, as their effect is anti-dilutive.

5	20-F/A for the year ended December 31, 2017

Balance Sheet Data

(expressed in Canadian Dollars)

	2017	2016	2015	2014	2013
Working capital (deficiency)	$(318,166)	$1,703,510	$ 7,534,128	$ 5,029,013	$ 1,618,719

Current assets	1,284,008	2,316,341	10,691,918	5,811,639	6,577,175
Deposits	518,765	-	-	-	-
Property and equipment, net	778,685	3,348,557	3,678,985	237,464	262,818
Intellectual property, net	21,339,533	23,024,268	24,709,000	-	-
Total assets	23,920,991	28,689,166	39,079,903	6,049,103	6,839,993

Current liabilities	1,602,174	612,831	3,157,790	782,626	4,958,456
Long-term liabilities	741,408	264,775	300,462	50,000	64,560
Total liabilities	2,343,582	877,606	3,458,252	832,626	5,023,016

Shareholders’ equity:
Common shares	88,121,286	85,966,393	85,051,553	65,792,307	61,340,321
Preferred shares	-	-	-	232,600	232,600
Contributed capital	8,195,075	7,613,719	7,239,089	6,400,789	5,889,914
Deficit	(75,449,886)	(66,479,487)	(57,379,926)	(67,920,154)	(66,356,793)
Accumulated other comprehensive income	710,934	710,935	710,935	710,935	710,935
Total equity	21,577,409	27,811,560	35,621,651	5,216,477	1,816,977
Total liabilities and equity	23,920,991	28,689,166	39,079,903	6,049,103	6,839,993

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

Date	US$ per Cdn$ Exchange Rates

Last 6 months ended	High	Low

March 31, 2018	0.7794	0.7641
February 28, 2018	0.8138	0..7807
January 31, 2018	0.8135	0.7978
December 31, 2017	0.7971	0.7760
November 30, 2017 October 31, 2017	0.7759 0.8018	0.7885 0.7756

Last Quarter & Last 5 Years	Average
Quarter ended March 31, 2018	0.7910
Year ended December 31, 2017	0.7701
Year ended December 31, 2016	0.7555
Year ended December 31, 2015	0.7820
Year ended December 31, 2014	0.9054
Year ended December 31, 2013	0.9710

	Ending
March 31, 2018	0.7756

6	20-F/A for the year ended December 31, 2017

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

7	20-F/A for the year ended December 31, 2017

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

8	20-F/A for the year ended December 31, 2017

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

9	20-F/A for the year ended December 31, 2017

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

10	20-F/A for the year ended December 31, 2017

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

11	20-F/A for the year ended December 31, 2017

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

12	20-F/A for the year ended December 31, 2017

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

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

13	20-F/A for the year ended December 31, 2017

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

14	20-F/A for the year ended December 31, 2017

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

NXT’s corporate history is summarized as follows:

•	NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.
•	In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA Inc. became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.
•	Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA Inc. was a development stage research and development enterprise holding the worldwide rights to use what is now our SFD® technology for hydrocarbon exploration purposes.
•	Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.
•	On October 24, 2003, our shareholders approved the continuance of the Company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta) (the “ABCA”). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”).
•	On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the ABCA.

Our registered office is located at 3700, 400 – 3rd Street SW, Calgary, Alberta, Canada and our telephone number is (403) 264-7020.

15	20-F/A for the year ended December 31, 2017

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

16	20-F/A for the year ended December 31, 2017

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

5.	Respond to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.
17	20-F/A for the year ended December 31, 2017

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

18	20-F/A for the year ended December 31, 2017

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

19	20-F/A for the year ended December 31, 2017

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
20	20-F/A for the year ended December 31, 2017

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

21	20-F/A for the year ended December 31, 2017

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

22	20-F/A for the year ended December 31, 2017

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

23	20-F/A for the year ended December 31, 2017

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

24	20-F/A for the year ended December 31, 2017

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

ITEM 4A.     UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Financial Data” and the accompanying Consolidated Financial Statements and the notes to those statements incorporated by reference elsewhere in this Form 20-F/A. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors”.

A.            Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2017	2016	2015

Survey revenue	$ -	$ 1,447,269	$ 17,422,151
Net comprehensive income (loss)	(8,970,398)	(9,099,562)	10,540,228
Net income (loss) per common share - basic	(0.16)	$(0.17)	$ 0.22
Net income (loss) per common share - diluted	(0.16)	$(0.17)	$ 0.21
Net cash generated by (used in) operating activities	(5,464,679)	(7,587,614)	6,984,922
Cash and short term investments	1,116,618	1,943,587	9,141,281
Total assets	23,920,991	28,689,166	39,079,903
Long term liabilities	741,408	264,775	300,462

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2017

•	No survey revenues were recorded for 2017.
•	NXT completed its first ever SFD® Multi-Client survey in the Gulf of Mexico.
o	Acquired 37,596 line km of SFD® data in June 2017 for the shallow water Bid Round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The SFD® survey data provides 100% grid coverage over the offshore blocks, an area of approximately 8,900 km2. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1 and believe the remaining data will also be applicable to future bid rounds.
•	Successfully tested the upgraded SFD® Data Acquisition System during the Gulf of Mexico survey.
•	Significantly expanded protection of IP through multiple patent grants globally.
o	SFD® patents granted in Russia (January 2017), Japan (July 2017), Mexico (July 2017), Canada (August 2017) and the United States (November 2017); and notices of allowance received from China (February 2018).
•	A net loss of $8,970,398 for the year including amortization expense of $1,897,576.
•	Operating activities used $5,464,679 of cash during the year and net cash utilization was $323,878.
•	Losses per common share were $0.16 (basic and diluted).
•	Significant progress made in 2017 and the first quarter of 2018 to reduce corporate costs and execute on financing options significantly strengthening the Company’s liquidity and working capital position.
o	$2.7 million sale and leaseback arrangement on our airplane completed in April 2017.
o	Rights offering completed on November 3rd for gross proceeds of $2,093,645.
o	On February 16, 2018 announced a three-tranche Private Placement of 10,905,212 Units at a price of $0.924 per Unit for total gross proceeds of approximately $10,076,416.
•	Cash and short-term investments at the end of 2017 were $1,116,618.
25	20-F/A for the year ended December 31, 2017

Financial Highlights for 2016

•	While conducting operations in Bolivia during the summer of 2015, NXT acquired additional proprietary SFD® data flight lines requested by YPFB Andina and minor additional SFD® data for YPFB Chaco. Additional YPFB Chaco data resulted in a total revenue amount of $1.45m CAD recognized in 2016. At present, we are uncertain as to the timing of the YPFB Andina data sale and receipt of the associated funds.
•	Survey costs were $1,157,185, we experienced a net loss of $9,099,562 for 2016, compared to net income of $10,540,228 in 2015.
•	Cash flow from operating activities was $(7,587,614) for 2016, compared to $6,984,922 for 2015.
•	Capital expenditures in 2016 resulted in net cash use of $89,702 which is primarily associated with the purchase of computer hardware and software.
•	We had cash and short-term investments of $1,943,587 at the end of 2016.

Financial Highlights for 2015

•	In the Q4-15 period, we completed US$17,422,151 million of survey projects for two new clients in Bolivia, primarily for YPFB, the National Oil Company of Bolivia. A separate project expansion for YPFB, valued at US$1 million, was started in mid-2015 and delivered to the client in January 2016 (to be recognized in revenue in Q1-16).
•	Survey costs were $5,095,691, and with completion of this large survey project, we generated overall net income of $10,540,228 for 2015, compared to net loss of $1,563,361 for 2014.
•	Cash flow from operating activities generated net cash of $6,984,922 in 2015, compared to a $3,581,186 net use of cash in 2014.
•	We undertook significant capital expenditures in 2015, with the net cash use of $3,380,717 including $2,734,611 for the purchase of a survey aircraft in December 2015, and most of the remainder for net costs of leasehold improvements at a new office premises.
•	We had cash and short-term investments of $9,141,281 at the end of 2015.

26	20-F/A for the year ended December 31, 2017

Net Income (Loss)

	2017	2016	2015

Survey revenue	$ -	$1,447,269	$ 17,422,151
Expenses
Survey costs	1,289,429	1,157,185	5,095,691
General and administrative	4,960,961	5,645,459	5,049,690
Stock based compensation expense	581,356	790,500	1,081,000
Amortization expense	1,897,576	2,104,864	704,943
	8,729,322	9,698,008	11,931,324
Other expense (income), net	165,531	474,312	(197,309)

Income (loss) before income taxes	(8,894,853)	(8,725,051)	5,688,136
Income tax expense (recovery)
Current	75,545	374,511	1,970,908
Deferred		-	(6,823,000)
	75,545	374,511	(4,852,092)
Net income (loss) for the year	(8,970,398)	(9,099,562)	10,540,228

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

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

27	20-F/A for the year ended December 31, 2017

For the year ended December 31	2017	2016	2015
Salaries, benefits and consulting charges	$ 2,709,194	$3,192,304	$2,563,445
Board, professional fees, and public company costs	873,864	908,086	881,299
Indirect financing costs	35,865	-	-
Premises and administrative overhead	842,994	886,795	862,052
Business development	257,465	589,300	369,087
Bolivia/Colombia overhead	241,579	68,973	20,807
	4,960,961	5,645,459	4,696,690
Bonus expense		-	353,000
Total G&A	4,960,961	5,645,459	5,049,690

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

Total G&A for 2015 of $5.0 million was $0.9 million higher than the 2014 total, and the overall net changes in G&A within the five individual expense categories noted above reflect several factors:

•	Staff levels were higher in 2015, leading to an increase salaries and related benefits.
28	20-F/A for the year ended December 31, 2017

•	In the Q4-14 period, public company costs were much lower than the normal rate for each quarter based on the timing of discretionary investor relations activities.
•	Board, professional fees, & public company costs were higher in 2015 primarily due to a higher level of spending on investor relations activities, and in 2014, a higher percentage of the total fees for NXT Board members were settled in the form of stock options granted, rather than paid in cash.
•	Premises and overhead costs rose in Q4-15, and for 2015 YTD, following the move to new, larger office premises in August, 2015. The increase included an overlap of office rent on two locations for one month in Q3-15, and the effect of amortizing the initial “rent-free” period at the new location to G&A expense over the 10 year term of the new lease (which resulted in a “deferred charge” being recorded in long-term liabilities).
•	Business development costs were slightly lower for 2015 YTD, although they are somewhat discretionary each quarter, as they are a function of the timing of activity in developing new client opportunities. Costs incurred in 2015 related to opportunities being pursued in the Latin America, Africa and south Asia regions.
•	A decrease in costs in 2015 for the Colombia office following the lay off in summer 2014 of the office administrator.
•	A corporate bonus pool of $353,000 was expensed in Q4-15 based on financial results of the Bolivia survey project.

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

Total SBCE also includes additional expense recognized related to the “Rights” which were personally issued by NXT’s CEO in January 2014 (see prior discussion in “Item 4.B – Technology Transfer Agreement” related to the convertible preferred shares), and for which the term to expiry was extended by one year to December 31, 2016 in 2015, as follows:

	2017	2016	2015
SBCE recognized related to:
Rights – grant in 2014	$ -	$ -	$244,000
Rights – extension of term in 2015	-	-	210,000
		-	454,000
Stock options	581,356	790,500	627,000
	581,356	790,500	1,081,000

Amortization expense – consists of the following amounts:

29	20-F/A for the year ended December 31, 2017

	2017	2016	2015
Amortization of:
Property and equipment	$ 212,841	$ 420,131	$142,943
Intellectual property	1,684,735	1,684,733	562,000
	1,897,576	2,104,864	704,943

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

30	20-F/A for the year ended December 31, 2017

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

A total net income tax recovery was recognized in 2017 as follows:

	2017	2016	2015
Foreign with-holding taxes incurred	$ 75,545	$ 159,990	$ 1,755,678
	75,545	159,990	1,755,678
Foreign corporate taxes incurred	-	446,925	215,230
Less portion accrued at Dec 2015	-	(232,404)	-
Corporate income tax expense – foreign	75,545	214,521	215,230
	75,545	374,511	1,970,908
Deferred tax recovery	-	-	(6,823,000)
Net tax expense (recovery)	75,545	374,511	(4,852,092)

31	20-F/A for the year ended December 31, 2017

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

32	20-F/A for the year ended December 31, 2017

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

Rights Offering: On September 26th, 2017 the Company announced a Rights Offering to its existing shareholders.

The Rights Offering closed on November 3rd 2017 with the following results:

	Non Insiders	Insiders	Total	Percentage
Basic Subscription	1,556,751	680,856	2,237,607	53%
Over Subscription	1,949,683	-	1,949,683	47%
Total Shares Purchased	3,506,434	680,856	4,187,290	100%
Total Proceeds			$ 2,093,645

33	20-F/A for the year ended December 31, 2017

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

34	20-F/A for the year ended December 31, 2017

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

35	20-F/A for the year ended December 31, 2017

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

For the year ended December 31	2017	2016	2015
Comprehensive income (loss) for the year	$ (8,970,398)	$ (9,099,562)	$ 10,540,228
Add back net non-cash expense and income items	2,676,705	2,896,447	(4,948,061)
	(6,293,693)	(6,196,585)	5,592,167
Change in non-cash working capital balances	829,014	(1,384,499)	1,392,755
Total cash provided by (used in) in operations	(5,464,679)	(7,587,614)	6,984,922

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period.

36	20-F/A for the year ended December 31, 2017

Financing Activities

2017 - NXT recorded a cash inflow of $2,019,865 in 2017 related mostly from the Rights Offering.

2016 - The only financing activity was related to proceeds from exercise of NXT stock options. Q4-16 reflects a $34,159 cash use for repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

2015 – The overall net cash from financing activities of $327,824 reflects:

•	$335,946 of proceeds from exercise of a total of 347,266 NXT stock options. $8,122 used for repayment of the new capital lease obligation which was entered into in 2015.

Investing Activities

2017 - The overall net cash source in investing activities of $3,117,858 for 2017 reflects these components:

•	On April 28th, 2017 NXT completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US$2,300,000). The aircraft was originally purchased for $2,734,610 (US$2,000,000) in December2015 and at the date of sale accumulated amortization of $368,854. The sale resulted in a gain of $776,504, which was deferred and will be amortized over the term of the lease (5 years).
•	A use of $518,765 for deposits on the aircraft and building leases.
•	A source of $503,091 from a net decrease in cash invested in short-term investments.

2016 – The overall net cash source in investing activities of $527,496 for 2016 reflects these components:

•	A use of $89,702 for net capital additions, which relate primarily to $45,725 for computer equipment, $16,178 for SFD Equipment – non computer, $15,141 for computer software, $8,102 for SFD computer hardware and, $4,555 for leaseholds.
•	A source of $602,387 from a net decrease in cash invested in short-term investments.
•	A source of $75,000 related to a decrease in restricted cash balance.
•	A use of $60,187 arising from a decrease in non – cash working capital balances related to investing activities.

2015 – The overall net cash used in investing activities of $277,578 for 2015 reflects these components:

37	20-F/A for the year ended December 31, 2017

•	A use of $3,380,717 for net capital additions, which relate primarily to $2.7 million for a survey aircraft acquired in December 2015 and $0.6 million net cash paid for leasehold improvement costs incurred ($0.8 million costs net of a tenant leasehold improvement allowance received, and less $0.2 million of capital lease financing) for construction of the new office facility, which NXT moved to in August, 2015.
•	A source of $3,117,952 from a net decrease in cash invested in short-term investments.
•	A use of $75,000 related to an increase in restricted cash balances (issued for bank security purposes).
•	A source of $60,187 arising from an increase in non-cash working capital balances related to investing activities.

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

E.             Off-balance sheet arrangements.

We do not have any off-balance sheet arrangements.

F.             Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2017:

		less than	2 to 3	4 to 5	more than
	Total	1 year	years	years	5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Capital (finance) lease obligations	124,697	39,579	85,118	-	-
Operating lease obligations:
Premises rent / operating lease	4,334,019	551,553	1,106,079	1,126,900	1,549,487
Aircraft Lease	2,527,190	594,633	1,189,266	743,291	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	56,702	-	56,702	-	-

38	20-F/A for the year ended December 31, 2017

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

Mr. Selby also served as the Company’s interim CFO from December, 2017 to January, 2018.

39	20-F/A for the year ended December 31, 2017

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

Mr. Valentine holds a BA from the University of British Columbia, a LLB from Dalhousie University, and a LL.M. from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

40	20-F/A for the year ended December 31, 2017

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

41	20-F/A for the year ended December 31, 2017

Summary compensation table for the year ended December 31, 2017:

Name & Principal Position	Salary	Termination(1)	Vacation(2)	Other(3)	Total

George Liszicasz, President & CEO (4)	$ 274,800	$-	$ -	$ 11,294	$ 286,094
Charles Selby, Interim CFO (5)	22,671	-	-	-	22,671
Beverly Stewart, Chief Financial Officer (5)	164,083	-	4,131	1,902	170,116

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

42	20-F/A for the year ended December 31, 2017

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Brogowski (the VP Finance and CFO of the Company).

43	20-F/A for the year ended December 31, 2017

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

44	20-F/A for the year ended December 31, 2017

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

Responsibilities of the Compensation Committee

45	20-F/A for the year ended December 31, 2017

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

46	20-F/A for the year ended December 31, 2017

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

In 2017 and to date in 2018:

•	No options were granted in 2017.

•	A total of 1,000,000 stock options with an exercise price of $1.13 per common share were granted in February 2018 to the new Chief Financial Officer.

In 2016:

•	A total of 150,000 stock options with an exercise price of $1.49 per common share were granted in May 2016 to the new Chief Financial Officer.
•	A total of 37,500 stock options with an exercise price of $1.48 per common share were granted in July 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.
•	A total of 50,000 stock options with an exercise price of $1.50 per common share were granted in July 2016 to a directors as part of their Advisory Board of director fees earned for 2016.
•	A total of 37,500 stock options with an exercise price of $1.45 per common share were granted in December 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.

In 2015:

•	A total of 300,000 stock options with an exercise price of $2.10 per common share were granted in September 2015 to two persons who joined the NXT Board of Directors in 2015.
47	20-F/A for the year ended December 31, 2017

•	A total of 42,600 stock options with an exercise price of $1.73 were granted in December 2015 to two directors as part of their elected form of payment of their Board of director fees earned for 2015. All of these options had immediate vesting at the grant date

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 30, 2018. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of April 30, 2018)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options
George Liszicasz	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
CEO & Director	$ 1.83	18-Dec-2013	18-Dec-1018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
				30,000	1.3%

Jakub Brogowski	$ 1.13	01-Feb-2018	01-Feb-2023	1,000,000
V-P Finance & CFO
				1,000,000	43.6%

Charles Selby	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
Director	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.50	22-Jul-2016	22-Jul-2021	50,000
				80,000	3.5%

John Tilson	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	25,600
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				205,600	9.0%

Thomas Valentine	$ 0.86	5-Jul-2013	5-Jul-2018	7,500
Director	$ 1.83	18-Dec-2013	18-Dec-2018	7,500
	$ 1.39	9-Jul-2014	9-Jul-2019	7,500
	$ 1.35	9-Jan-2015	9-Jan-2020	7,500
	$ 1.48	14-Jul-2016	14-Jul-2021	7,500
	$ 1.45	22-Dec-2016	22-Dec-2021	15,000
				52,500	2.3%

Bruce Wilcox	$ 2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$ 1.73	10-Dec-2015	10-Dec-2020	17,000
	$ 1.48	14-Jul-2016	14-Jul-2021	15,000
	$ 1.45	22-Dec-2016	22-Dec-2021	7,500
				189,500	8.3%

Total number of stock options held by officers and directors				1,557,600	68.0%

48	20-F/A for the year ended December 31, 2017

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of April 30, 2018 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F/A, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F/A, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

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

49	20-F/A for the year ended December 31, 2017

	common	vested &
	shares	exercisable	Pro forma
	held	options	total

Liszicasz	15,802,490	30,000	15,832,490
Selby	408,161	80,000	488,161
Tilson	2,833,748	155,600	2,989,348
Valentine	-	52,500	52,500
Wilcox	215,253	139,500	354,753
Brogowski	138,176	333,330	471,506

	19,397,828	790,930	20,188,758

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

B.            Related party transactions

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2017 through the current date, April 30, 2018:

50	20-F/A for the year ended December 31, 2017

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. Details of stock options which have been exercised by related parties are noted below.
•	One of the members of NXT’s Board of directors is a partner in a law firm which provides legal advice to NXT. In 2017, NXT incurred legal expenses of $172,199 with this firm, for which a total of $120,479 is included in accounts payable as at December 31, 2017. In 2018 as of the report date total fees incurred are $20,893, for which $75,415 is still outstanding.
•	In 2017 one board member received $22,671 in compensation for services provided as the Interim CFO. During 2018 he received $22,671 as compensation as the Interim CFO.
•	Accounts payable and accrued liabilities at December 31, 2017 includes a total of $14,210 related to re-imbursement of expenses owing to persons who are directors and officers of NXT. As of the report date $21,789 was outstanding to persons who are directors and officers of NXT.
•	There were no stock options to acquire common shares of the Company exercised in 2017 by persons who were directors or officers of NXT as at the date of their exercise.

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

51	20-F/A for the year ended December 31, 2017

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

52	20-F/A for the year ended December 31, 2017

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

53	20-F/A for the year ended December 31, 2017

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

54	20-F/A for the year ended December 31, 2017

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

55	20-F/A for the year ended December 31, 2017

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

The following investments by non-Canadians are subject to notification under the ICA:

1.	An investment to establish a new Canadian business; and
2.	An investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the ICA:

56	20-F/A for the year ended December 31, 2017

1.	An investment is reviewable if there is an acquisition of a Canadian business and the asset value of the Canadian business being acquired equals or exceeds the following thresholds:

(a)	For non-World Trade Organization (“WTO”) investors, the threshold is $5 million for a direct acquisition and $50 million for an indirect acquisition; the $5 million threshold will apply however for an indirect acquisition if the asset value of the Canadian business being acquired exceeds 50% of the asset value of the global transaction;

(b)	Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2012 was $330 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable;

(c)	The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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

E.             Taxation.

Certain United States Federal Income Tax Considerations

57	20-F/A for the year ended December 31, 2017

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

58	20-F/A for the year ended December 31, 2017

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

59	20-F/A for the year ended December 31, 2017

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

60	20-F/A for the year ended December 31, 2017

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

61	20-F/A for the year ended December 31, 2017

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

62	20-F/A for the year ended December 31, 2017

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

63	20-F/A for the year ended December 31, 2017

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

Foreign Tax Credit

64	20-F/A for the year ended December 31, 2017

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

65	20-F/A for the year ended December 31, 2017

F.            Dividends and paying agents.

Not applicable – The Company is filing this Form 20-F/A as an annual report.

G.            Statement by experts.

Not applicable – The Company is filing this form 20-F/A as an annual report.

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

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

66	20-F/A for the year ended December 31, 2017

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There have not been any defaults, dividend arrears or delinquencies.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders except as outlined in Item 4.B “Summary information on dependence on patents, licenses and contracts” within this Form 20-F/A.

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

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and
67	20-F/A for the year ended December 31, 2017

•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. These complex areas have historically included accounting for income taxes and equity related transactions. NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course. In addition the Company has retained a full time controller to assist in these matters.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2017. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements. NXT has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which we expect to see benefits over the course of 2018.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Changes in Internal Controls

During the 3 month period ended December 31, 2017, a majority of the Company’s finance team, including its CFO and Accounting Analyst, left the Company.  Prior to the departure of the Company’s previous CFO at the end of November 2017, NXT contracted a part-time Controller starting on November 27, 2017, who is now engaged on a full-time basis, to assist in the transition of finance and disclosure responsibilities for the Company.  During December 2017 and January 2018, one of the Company’s board members took the role of interim CFO until the Company’s current CFO took office on February 1, 2018.  The transition to new financial management and limited overlap between personnel have resulted control deficiencies in maintaining DC&P and ICFR that have led to a recurrence of previously identified deficient disclosure and requirement for refiling of certain disclosure documents.  To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company’s Disclosure and Audit Committees in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

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

68	20-F/A for the year ended December 31, 2017

	2017	2016
Audit fees	$143,420	$ 125,250
Audit related fees – Colombia branch	-	8,910
Audit related fees – Bolivian branch	9,800	9,509
	153,220	143,669
Tax fees	-	-
Other Audit Related Fees	16,720	17,500
Total fees	169,940	161,169

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

69	20-F/A for the year ended December 31, 2017

ITEM 19.     EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2017
15.2	Consent of KPMG LLP
15.3	Amended and Restated Management’s Discussion and Analysis for the year ended December 31, 2017

70	20-F/A for the year ended December 31, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz

      George Liszicasz

      Director, Chairman, Chief Executive Officer and President

Dated: June 7, 2018

71	20-F/A for the year ended December 31, 2017

Exhibit 12.1

CERTIFICATION

I, George Liszicasz, certify that:

1. I have reviewed this annual report on Form 20-F/A of NXT Energy Solutions Inc.;

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

Dated: June 7, 2018

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

72	20-F/A for the year ended December 31, 2017

Exhibit 12.2

CERTIFICATION

I, Jakub Brogowski, certify that:

1. I have reviewed this annual report on Form 20-F/A of NXT Energy Solutions Inc.;

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

Dated: June 7, 2018

/s/ Jakub Brogowski

Jakub Brogowski

VP Finance and Chief Financial Officer

73	20-F/A for the year ended December 31, 2017

Exhibit 13.1

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “Company”) that the Annual Report of the Company on Form 20-F/A for the year ended December 31, 2017 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 7, 2018

/s/ George Liszicasz

George Liszicasz

Chief Executive Officer and President

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

74	20-F/A for the year ended December 31, 2017

Exhibit 13.2

Certification
Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chapter 63, Title 18 U.S.C. §§ 1350(a) and (b)), the undersigned hereby certifies in his capacity as an officer of NXT Energy Solutions Inc. (the “Company”) that the Annual Report of the Company on Form 20-F/A for the year ended December 31, 2017 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 7, 2018

/s/ Jakub Brogowski

Jakub Brogowski

VP Finance and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO NXT ENERGY SOLUTIONS INC. AND WILL BE RETAINED BY NXT ENERGY SOLUTIONS INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

75	20-F/A for the year ended December 31, 2017

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel (403) 691-8000

Fax (403) 691-8008

www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NXT Energy Solutions Inc.

We consent to the incorporation by reference in the registration statements (No. 333-89251, 333-108465, 333-129803 and 333-146890) on Form S-8 of NXT Energy Solutions Inc. of our report dated April 30, 2018, with respect to the consolidated balance sheets of NXT Energy Solutions Inc. as of December 31, 2017 and 2016 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2017, and notes, comprising a summary of significant accounting policies and explanatory information, which report appears in the December 31, 2017 annual report on Form 20-F/A (Amendment No.1) of NXT Energy Solutions Inc.

Chartered Professional Accountants
Calgary, Canada
June 7, 2018

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

76	20-F/A for the year ended December 31, 2017