Form 20-F
period 2018-12-31
NXT Energy Solutions Inc.
filed 2019-04-30
CIK 1009922

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

FORM 20-F

(Mark One)

[     ]
Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR
[ X ]
Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2018.
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

Eugene Woychyshyn
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

68,573,558 common shares outstanding as of December 31, 2018 (68,573,558 common shares outstanding as of March 15, 2019)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	___	No	X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes	___	No	X

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

Yes	X	No	____

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	X	No	____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	___	Accelerated filer	___	Non-accelerated filer	X
				Emerging growth Company	___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	___	Other	___

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	___	Item 18	___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes	___	No	X

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

●
our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow us to grow the business and continue operations;

●
conducting operations in international markets;

●
the emergence of alternative competitive technologies;

●
protection of our intellectual property and rights to our SFD® technology;

●
reliance on a limited number of aircraft;

●
the loss of key personnel;

●
our dependence on a limited number of clients;

●
foreign currency and interest rate fluctuations which may affect our financial position;

●
changes in, or in the interpretation of, laws, regulations or policies;

●
volatility in oil and natural gas commodity prices which may reduce demand for our services; and

●
other factors described herein under “Risk Factors” (see Item 3. D.).

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

PART I

ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.
KEY INFORMATION

A.
Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2018, 2017, and 2016 and selected consolidated balance sheet data as of December 31, 2018 and 2017 are derived from, and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, and the consolidated statements of income (loss) data for the years ended December 31, 2015 and 2014 are derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2018	2017	2016	2015	2014
Survey revenues	$-	$-	$1,447,269	$17,422,151	$3,913,367
Operating expenses
Survey costs	1,103,946	1,289,429	1,157,185	5,095,691	431,518
General and administrative	3,999,089	4,960,961	5,645,459	5,049,690	4,132,108
Stock based compensation expense	386,154	581,356	790,500	1,081,000	658,000
Amortization expense	1,790,267	1,897,576	2,104,864	704,943	67,162
	7,279,456	8,729,322	9,698,008	11,931,324	5,288,788
Other expense (income)
Interest expense (income), net	(62,004)	4,485	(17,254)	(13,910)	(50,824)
Foreign exchange (gain) loss	(19,852)	69,676	272,713	(712,480)	(158,817)
Other expense (income)	(40,701)	91,370	218,853	529,081	354,781
Gain on extinguishment of liability (Note 20)	(188,388)	-	-	-	-
Increase (decrease) in fair value of US$ Warrants	-	-	-	-	42,800
	(310,945)	165,531	474,312	(197,390)	187,940
Income (loss) before income taxes	(6,968,511)	(8,894,853)	(8,725,051)	5,688,136	(1,563,361)
Income tax expense (recovery)	-	75,545	374,511	(4,852,092)	-
Net income (loss) and comprehensive income (loss) for the year	(6,968,511)	(8,970,398)	(9,099,562)	10,540,228	(1,563,361)
Net income (loss) per share - Basic	$(0.11)	$(0.16)	$(0.17)	$0.22	$(0.04)
Diluted (1)	$(0.11)	$(0.16)	$(0.17)	$0.21	$(0.04)
Weighted average # of common shares outstanding
Basic	65,455,325	54,523,113	53,526,155	47,782,647	44,375,540
Diluted (1)	65,455,325	54,523,113	53,526,155	49,041,383	44,375,540

# of common shares outstanding	68,573,558	58,161,133	53,856,509	53,306,109	44,958,843

(1) In periods with a loss, the diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on August 31, 2015, as their effect is anti-dilutive.

Balance Sheet Data

(expressed in Canadian Dollars)

	2018	2017	2016	2015	2014
Working capital (deficiency)	$3,823,832	$(318,166)	$1,703,510	$7,534,128	$5,029,013

Current assets	4,365,970	1,284,008	2,316,341	10,691,918	5,811,639
Deposits	560,341	518,765	-	-	-
Property and equipment, net	683,157	778,685	3,348,557	3,678,985	237,464
Intellectual property, net	19,654,800	21,339,533	23,024,268	24,709,000	-
Total assets	25,264,268	23,920,991	28,689,166	39,079,903	6,049,103

Current liabilities	542,138	1,602,174	612,831	3,157,790	782,626
Long-term liabilities	510,661	741,408	264,775	300,462	50,000
Total liabilities	1,052,799	2,343,582	877,606	3,458,252	832,626

Shareholders’ equity:
Common shares	96,656,248	88,121,286	85,966,393	85,051,553	65,792,307
Preferred shares	-	-	-	-	232,600
Contributed capital	9,262,684	8,195,075	7,613,719	7,239,089	6,400,789
Deficit	(82,418,397)	(75,449,886)	(66,479,487)	(57,379,926)	(67,920,154)
Accumulated other comprehensive income	710,934	710,934	710,935	710,935	710,935
Total equity	24,211,469	21,577,409	27,811,560	35,621,651	5,216,477
Total liabilities and equity	25,264,268	23,920,991	28,689,166	39,079,903	6,839,993

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

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that this Form-20F has been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of Current Assets less Current Liabilities has been declining since the closing of the first tranche of the Private Placement on February 2018.  If payments on contracts not received in a timely manner, NXT will not have sufficient cash to meet its obligations for the 12 month period beyond the date of these financial statements.

While near term survey prospects are expected to translate into revenue bearing contacts and provide positive contribution to the liquidity position, there are no certainties that these prospects will convert into executed contracts prior to the full depletion of the Company’s cash resources.  In February 2019, the Company signed a Co-operation agreement for which it will receive a non-refundable deposit of $200,000 United States Dollars and in March 2019 signed a contract for the approximate revenue value of $8,900,000 United States Dollars. Advanced payments totaling $300,000 United States dollars have been received in the first quarter of 2019 on the contract and an additional $1,000,000 United States Dollars is contracted to be received upon performing of a pilot survey. The Company is also taken future steps to reduce costs which include evaluating alternatives to reduce aircraft and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new Human Resource policies. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the classification and carrying value of assets and liabilities and the reported revenues and expenses.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, the useful lives of capital assets and intellectual property.

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

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by ongoing declines in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined. However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts will also likely decline, at least in the short term.

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

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates. (See Item 11).

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a 3rd party, Air Partners.

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

Certain duties that are most appropriately segregated between different employees are due to our current limited staff, assigned to one or two individuals depending on the task.

Standard internal control methodology involves the separation of incompatible functions by assigning these functions to separate individuals and in larger organizations to separate departments. We often cannot allocate these functions to separate individuals because our administrative staff is limited.

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

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

A single major shareholder who is also a Board member and an officer of the Company retains the ability to influence or control the Company, and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our CEO, is our largest shareholder and as of April 30, 2019 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct which includes a fiduciary responsibility to the Company, its shareholders and this conduct is governed by the independent Board of directors who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

An additional mitigation is that Alberta Green Ventures Limited Partnership became a statutory control shareholder in 2018.

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

We rely on specialized equipment, including a limited number of SFD® sensors and this limitation may affect our ability to conduct business.

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

Cyberattacks or other breaches of our technology hardware and software, as well as risks associated with compliance and data privacy could have an adverse effect on our systems, our service to our customers, our reputation, our competitive position and financial results.

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware and believe we lost no data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

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

The market price for the common shares on the exchanges where our stock is listed has been and we anticipate will continue to be, extremely volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors. This is especially true with respect to emerging companies such as ours. Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular Company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules and announcements of technology innovations or new products by other companies. Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients exploration results, financing, advances in technology or other business developments.

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

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules". The penny stock rules, subject to certain exemptions, require a broker-dealer to deliver a standardized risk disclosure, the form of which is developed by the U.S. Securities and Exchange Commission (the “SEC”) to provide the customer with additional information, including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction. To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) have been very successful. Squire Patton Boggs LLP, a United States (“US”) based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

So far, SFD® patents applications have been filed in nine (9) jurisdictions worldwide.  Thus far seven (7) patents have been granted: two (2) in U.S.A., and one (1) in each of the following countries: Canada, Japan, China, Russia, and Mexico. In late January 2019, we received a positive feedback from the examiner of the European Patent Office (consisting of 38 country members), showing potential to be allowed in the near future. In addition, two (2) more applications are pending in Brazil and India. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

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

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection. In addition, we maintain general business insurance coverage, and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

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

In addition, foreign markets may be susceptible to a higher risk of corruption and bribery. All of NXT’s employees, contractors and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

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

Where possible, NXT utilizes risk mitigation products offered by entities such as Export Development Canada (“EDC”). EDC financial products include insurance coverage of contract accounts receivable, guarantee support for contract performance bonds and wrongful call insurance for such bonds.

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

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority and obtaining permits from the local Air Force. We have successfully operated in South America and other global regions in accordance with these typical requirements.

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

●
NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.

●
In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA Inc. became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.

●
Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA Inc. was a development stage research and development enterprise holding the worldwide rights to use what is now our SFD® technology for hydrocarbon exploration purposes.

●
Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.

●
On October 24, 2003, our shareholders approved the continuance of the Company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta) (the “ABCA”). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”).

●
On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the ABCA.

Our registered office is located at 302, 3320 – 17th AVE SW, Calgary, Alberta, Canada, T3E 0B4 and our telephone number is (403) 264-7020.

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

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006, we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

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

Our business does not normally rely on significant capital expenditures. For the last three fiscal years, the Company made capital expenditures for property and equipment of $10,006 (2018), $8,727 (2017), and $89,702 (2016). These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment.

The Company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding us that file electronically with the SEC. Our website is http://www.nxtenergy.com.

B.
Business overview.

Description of the nature of the Company’s operations and principal activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

The underlying technology employed by our SFD® survey system was invented by George Liszicasz, our President and Chief Executive Officer (“CEO”), Chairman and one of our largest shareholders. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of a Technology Transfer Agreement (“TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration.

For further details of the TTA, see “Section 10.1” below.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration. These responses are captured as raw data that when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is highly effective in frontier and under-explored areas, in offshore or onshore environments and over any terrain. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

Following completion of the aerial surveys, we deliver to our clients a detailed report and maps of the surveyed area that identifies, ranks and recommends areas with SFD® indications of reservoir potential.

In 2006, we commenced our current business model and began providing SFD® survey services to clients on a fee-for-service basis. In accordance with this model, we have not invested either directly or indirectly in exploration or development wells or engaged in other exploration or production activities. Our current business model minimizes our capital requirements, thereby conserving cash and minimizes any perceived or real conflicts between the interests of NXT and its survey clients.

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing us to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions including Latin America, the Middle-East and Southeast Asia. Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers and the creation of project case studies. In addition, NXT has now been granted patents or received patent allowance in 48 separate countries.

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

2.
Build upon success in this initial market, and step out to other markets in Latin America, and in South Asia;

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

We continue to progress and grow our project pipeline on a Fee for Survey Project basis. We remain optimistic given our progress during the year coupled with the steadily improving oil & gas environment. Notwithstanding, NXT has concurrently sought the development of an alternative business line though the sale of “Multi-Client Datasets” focused on IOCs and the development of their global exploration strategies. The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping us to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while we continue to execute on larger Fee for Survey Projects.

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

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

Year ended December 31	2018	2017	2016
South and Central America	$-	$-	$1,447,269
North America	-	-	-
	-	-	1,447,269

North America Market

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, Alberta Green Ventures (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Agreement, NXT and AGV will consider at least two SFD® Surveys in North America and an additional one internationally. The first SFD® Survey is expected to be completed by August 31, 2019, AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

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

In 2014, we invested significant marketing efforts in the emerging Bolivia market. We were able to leverage our experience in Colombia and Mexico, and in 2015, we successfully secured our largest single survey project to date. The contract with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”), the National Oil Company of Bolivia.

Our SFD® data acquisition operations commenced in Bolivia in early June 2015 and the data acquisition phase was completed in August, with NXT’s related recommendations reports delivered to YPFB in late October 2015. During the data acquisition phase, YPFB chose to undertake an additional survey “expansion” project valued at approximately US$1.0 million. The decision for YPFB’s expansion was based on the rapid delivery of preliminary SFD® results, which had excellent correlations noted between anomalies identified by SFD® and the clients’ existing ones identified using seismic methods. A contract amendment was finalized in October 2015 for this project, the final results for which were delivered by NXT in January 2016.

NXT completed the data acquisition and interpretation of 37,596 line-km for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by Comision Nacional de Hidrocarburos (“CNH”) for the shallow water bid round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The survey data provides 100% grid coverage over the offshore blocks offered in Bid Round 2.1, an area of approximately 8,900 square kilometers and was completed ahead of time and budget. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1. Based on the Five-Year Tender Program for the Exploration and Extraction of Hydrocarbons 2015 - 2019 by the Mexican Secretary of Energy, much of the remaining data will also be applicable to future Bid Rounds. To date, there have been no sales of this proprietary data.

Asia Markets

In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and BGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.

The MOU entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired.

As a result of recent constitutional crises which began in late 2018 with the government of Sri Lanka, our contract negotiations have been put on hold. We will assess when discussions can be renewed

African and Middle East Markets

In March 2019, the Company signed an $8.9 Million USD contract with PE Energy Limited (“PE”), a Nigerian oil and gas service company that has a contract with NNPC (National Nigerian Petroleum Company), to provide 5,000 line kms of SFD® Surveys in Nigeria. Data acquisition operations for this contract commenced in April 2019 and NXT’s interpretations and recommendations are expected to be delivered during the third quarter of 2019.

NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America.

Description of seasonality of the Company’s main business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the level of capital investment in exploration drilling in the oil & gas industry and the size and timing of a limited number of survey contracts each year.

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

In order to conduct our survey operations, we require the following:

●
Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.

●
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

●
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

●
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

NXT’s patent applications have been filed in nine (9) jurisdictions worldwide.  Thus far, seven (7) patents have been granted: two (2) in U.S.A., and one (1) in each of the following countries: Canada, Japan, China, Russia, and Mexico. In late January 2019, we received a positive feedback from the examiner of the European Patent Office (consisting of 38 country members), showing potential to be allowed in the near future. In addition, two (2) more applications are pending in Brazil and India. However, there can be no assurance that the patents will be granted by the European Patent Office, Brazil or India. SFD® patents granted in the U.S.A. and many other countries serve an important purpose beyond protection of our proprietary SFD® technology. They also provide multiple independent third-party recognitions of the technological invention in terms of the practical applicability, conceptual novelty, and knowledge advancement.

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

For example, in Colombia, SFD® surveys must comply with three requirements not encountered in Canada and the United States. These requirements are i) customs obligations and bonds related to the importation and exportation of the aircraft into Colombia, ii) obtaining permits from the local aviation authority, and iii) obtaining permits from the Colombian Air Force. NXT has successfully operated in the past in Colombia in accordance with these requirements.

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

C.
Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common	100 common	Inactive	100%
		4,000 preferred

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%

NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%
¹On January 16th, 2017, the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”
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

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we are in the process of closing the branch which should be completed in the second quarter of 2019.

D.
Property, plant and equipment.

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. Additionally, we may in the future become entitled to receive gross over-riding royalty (“GORR”) interests on production from portions of certain lands where we conducted past surveys for clients in Canada. There is no certainty that wells on these lands will become placed on production, or that future royalty revenues will be earned from these entitlements prior to the expiry of the landowners’ related mineral leases. No asset value has been recorded in the financial statements for these GORRs.

Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $48,243 (including building operating costs) commencing in October 2015. See also Item 5.F “Contractual Obligations”.

Aircraft
In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire revenues from the aircraft through a third party, Air Partners.

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

●
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

●
Data Acquisition System - used in conjunction with the SFD® sensor array on surveys, our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

●
SFD® Signal Conditioning Unit - this self-contained unit contains electronic circuits for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

●
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

A.
Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2018	2017	2016

Survey revenue	$-	$-	$1,447,269
Net comprehensive income (loss)	(6,968,511)	(8,970,398)	(9,099,562)
Net income (loss) per common share - basic	(0.11)	$(0.16)	$(0.17)
Net income (loss) per common share - diluted	(0.11)	$(0.16)	$(0.17)
Net cash generated by (used in) operating activities	(6,043,919)	(5,464,679)	(7,587,614)
Cash and short term investments	4,239,532	1,116,618	1,943,587
Total assets	25,264,268	23,920,991	28,689,166
Long term liabilities	510,661	741,408	264,775

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2018

●
Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of the Nigerian National Petroleum Corporation (“NNPC”) and the Ghana National Petroleum Corporation (“GNPC”) to discuss the benefits SFD® would bring to their current exploration programs.
●
Discussions with NNPC continued in the fourth quarter of 2018 and have resulted in the signing of a contract in March 2019 with PE Energy Limited, a Nigerian oil and gas service company, for the value of approximately $US8.9 million. Details of the contract are provided below.
●
In February 2019, NXT entered into a Co-operative Agreement with Alberta Green Ventures (“AGV”), for AGV to propose up to three SFD® Surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. AGV now holds approximately 20.0% of the Company's 68,573,558 outstanding common shares including common shares issuable through the exercise of its warrants.

●
NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. This includes an at-market subscription right to purchase treasury shares of NXT in a dollar amount equal to 25% of the contracts introduced by AGV to NXT in the first year of the Agreement, subject to approval from the TSX.
●
NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018.
●
In September 2018, NXT received a United States patent for its new sensor design we term the “Cascade” configuration.
o
The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent. Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations.
●
In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and PGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.
●
The MOU entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative, and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired.
●
As mentioned in the third quarter, as a result of recent political changes in the government of Sri Lanka, our contract negotiations have been put on hold. We will assess when discussions can be renewed.
●
NXT completed a Private Placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit (the "Private Placement"). Each unit consists of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018. As the result of the Co-operation Agreement between AGV and NXT, the Company has received conditional approval from the Toronto Stock Exchange to extend the Warrants for 12 months until February 16, 2020, subject to disinterested shareholder approval.
●
No survey revenues were recorded in 2018.
●
A net loss of $1.39 million was recorded for Q4-18, including amortization expense of $0.45 million and stock-based compensation expense recovery in Q4 of $(0.17) million.
●
A net loss of $6.97 million was recorded for 2018 YTD, including amortization expense of $1.79 million and stock-based compensation expense of $0.39 million.
●
Operating activities used $1.16 million of cash during Q4-18 and net cash used for financing activities was $0.01 million.
●
Losses per common share were $0.02 for Q4-18 and $0.11 for 2018 YTD (basic and diluted).
●
Operating activities used $6.04 million as at 2018 YTD and net cash from financing activities was $9.18 million.
●
General and administrative costs for 2018 YTD as compared to 2017 YTD have been reduced by $0.96 million or 19% mostly due to a reduction in headcount, public company costs and partially offset by increased business development activity.
●
Cash and short-term investments at the end of the Q4-18 were $4.24 million.

Financial Highlights for 2017

●
No survey revenues were recorded for 2017.
●
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
●
Successfully tested the upgraded SFD® Data Acquisition System during the Gulf of Mexico survey.

●
Significantly expanded protection of IP through multiple patent grants globally.
o
SFD® patents granted in Russia (January 2017), Japan (July 2017), Mexico (July 2017), Canada (August 2017) and the United States (November 2017); and notices of allowance received from China (February 2018).
●
A net loss of $8,970,398 for the year including amortization expense of $1,897,576.
●
Operating activities used $5,464,679 of cash during the year and net cash utilization was $323,878.
●
Losses per common share were $0.16 (basic and diluted).
●
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
o
Cash and short-term investments at the end of 2017 were $1,116,618.

Financial Highlights for 2016

●
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

●
Survey costs were $1,157,185, we experienced a net loss of $9,099,562 for 2016, compared to net income of $10,540,228 in 2015.

●
Cash flow from operating activities was $(7,587,614) for 2016, compared to $6,984,922 for 2015.

●
Capital expenditures in 2016 resulted in net cash use of $89,702 which is primarily associated with the purchase of computer hardware and software.

●
We had cash and short-term investments of $1,943,587 at the end of 2016.

Net Income (Loss)
	2018	2017	2016
Survey revenue	$-	$-	1,447,269
Expenses
Survey costs	1,103,946	1,289,429	1,157,185
General and administrative	3,999,089	4,960,961	5,645,459
Stock based compensation expense	386,154	581,356	790,500
Amortization expense	1,790,267	1,897,576	2,104,864
	7,279,456	8,729,322	9,698,008
Other expense (income), net	(310,945)	165,531	474,312
Income (loss) before income taxes	(6,968,511)	(8,894,853)	(8,725,051)
Income tax expense (recovery)
Current	-	75,545	374,511
Deferred	-	-	-
	-	75,545	374,511
Net income (loss) for the year	(6,968,511)	(8,970,398)	(9,099,562)

Expenses for the years ended December 31, 2018, 2017 and 2016

Survey costs – These costs depend on the number of survey projects conducted and completed in each fiscal year. We recognize revenue earned on SFD® survey contracts (net of any related foreign sales taxes) over time by measuring the progress toward complete satisfaction of its performance obligations to the customer. This method of revenue recognition is currently deemed appropriate given the complex nature of the end product that is delivered to the client. While the quantity of data acquisition can be measured based on actual line kilometers flown, the acquired SFD® data does not realize its full value until it is processed, interpreted in detail and a recommendations report is generated and reviewed with the client's geological and geophysical staff. Survey costs only represent the direct costs that were incurred during operations of this survey and exclude any indirect costs associated with the use of the technology. Survey costs may also periodically include expenses related to some R&D and equipment test flights (as was the case in 2016 and 2014) as well as aircraft maintenance charges, which are not necessarily directly related to projects undertaken. The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter fees received are used to offset aircraft costs.

In comparing 2018 with 2017, costs for aircraft operations are higher because of the Phase 5 major maintenance performed on the aircraft. This was offset by increased charter hours for all of 2018 which offset operating costs. Aircraft lease costs in 2018 are $202,085 higher than 2017 as the lease payments started in May 2017, which resulted in 4 months less of lease costs in 2017. Correspondingly, amortization costs are lower in 2018.

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

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2018	2017	2016
Salaries, benefits and consulting charges	$2,046,886	$2,709,194	$3,192,304
Board, professional fees, and public company costs	781,330	873,864	908,086
Indirect financing costs	-	35,865	-
Premises and administrative overhead	753,380	842,994	886,795
Business development	382,146	257,465	589,300
Bolivia/Colombia overhead	35,347	241,579	68,973
Total G&A	3,999,089	4,960,961	5,645,459

G&A expenses decreased by 19% or $961,872 in 2018:

●
The main reason for salaries, benefits and consulting charges being lower in 2018 than 2017 is due to a reduction in corporate headcount. In addition, focus was put on reducing vacation liabilities.
●
Board, professional fees and public company costs, were 14% lower in 2018 compared to 2017 as the Advisory Board was indefinitely suspended and there was one less Director on the Board of Directors. Also, professional fees were higher in 2017 as there were two significant transactions, the Rights Offering and the Sale Leaseback transaction which required significant legal assistance. In 2018, the significant transaction was the Private Placement.

●
Premises and administrative overhead was 11% lower in 2018 compared to the prior year, mostly due to lower property taxes and lower maintenance costs early in the year. In addition, there was significant cost reduction efforts in office overhead costs like supplies and subscriptions.
●
Business development costs increased $124,681 as the Company increased marketing efforts for the SFD® technology during 2018.
●
2018 YTD Bolivian overhead costs of $35,347 are related to closing of the branch.

Total G&A for 2017 was 5.0 million which was 0.7 million lower than 2016. G&A within the six individual expense categories noted above reflect several factors:

●
2017 salaries, benefits and consulting charges are lower than 2016 levels due to lower staffing levels.
●
For 2017 the full year costs were slightly down due to 2 less board members and other cost controls.
●
Indirect financing costs in 2017 were higher due to work focused on obtaining new financing and negotiating the aircraft leaseback.
●
Premises and administrative overhead where lower in 2017 versus the 2016 due to cost reduction and deferred spending efforts.
●
Business development costs were lower for the year as marketing costs were reduced.

●
Before 2017, Bolivian overhead costs were classified as consolidated survey costs as the sole purpose of the office opening was to administer the YPFB survey. At the beginning of Q1 2017, Bolivian overhead costs were presented as G&A to reflect the fact the office has been maintained to facilitate periodic operating activities in Bolivia that are anticipated from time to time. In Q2 2017, a previously held “fiscal tax credit” of $127,798 was expensed as the recoverability of this receivable was no longer considered certain. The credit related to the Bolivian equivalent of input sales tax and is usually offset against output sales tax. It is not refundable if input tax exceeds output tax.

Stock-Based Compensation Expense (“SBCE”) -

This expense varies in any given quarter or year as it is a function of several factors including the number of stock options issued in the period and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE was lower in 2018 as significant unvested options were forfeited and almost all remaining options were fully vested early 2018.

There was a lower average number of options outstanding at the end of 2017 (total of 1,648,667 as compared to 3,321,001 at the end of 2016).

Amortization expense – consists of the following amounts:

	2018	2017	2016
Amortization of:
Property and equipment	$105,534	$212,841	$420,131
Intellectual property	1,684,733	1,684,735	1,684,733
	1,790,267	1,897,576	2,104,864

Most of our capital investment in property and equipment is in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. Since 2016, annual capital spending has been minimal, resulting in declining levels of amortization expense.

Capital expenditure in 2018 was $10,006 and this related mainly to a new data acquisition system and other IT upgrades. The aircraft was sold in April 2017 in the sales leaseback transaction and therefore amortization expense of equipment is lower for 2017.

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

The IP assets December 31, 2018 net book value of $19.7 million is amortized on a straight line basis over a 15-year period and will also be subject to ongoing tests of potential impairment of the recorded net book value.

Other Expense (Income)

	2018	2017	2016
Interest expense (income), net	$(62,004)	$4,485	$(17,254)
Foreign exchange (gain) loss	(19,852)	69,676	272,713
Intellectual property, R&D and ARO	(43,428)	91,370	218,853
Gain on extinguishment of liability	(185,661)	-	-
	(310,945)	165,531	474,312

Interest expense (income) - Interest income, generated by short term investments, is offset by interest expense incurred on such items as capital lease obligations for leasehold improvements and varies by year based on the level of cash available for investment. For 2018 net interest income was $62,004 and for 2017 net interest expense was $4,485. Proceeds from the Private Placement were placed in short-term investments when they were received and therefore interest income increased versus the prior periods. Short-term investments were minimal in and 2017. Interest expense as at the end of 2017 was $4,485 as compared to interest income in 2016.

Foreign exchange (gain) loss – this total is caused by changes in the relative exchange values of the US$ and CDN$. For example, when the CDN$ trades higher relative to the US$, cash held in US$ and monetary assets denominated in US$ will decline in value. This decline will be reflected as a foreign exchange loss in the period. NXT normally holds its cash and short-term investments in CDN$ to reduce the effect of market volatility. The security deposit for the aircraft is held in US$, which has a significant effect on the unrealized foreign exchange gain and loss each quarter.

The foreign exchange (gain) loss for the periods was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$.

Intellectual property, R&D and ARO – this total includes costs incurred for the following:

	2018	2017	2016
Intellectual property, R&D and ARO	$(43,428)	$86,604	$60,143
TSX Listing	-	-	147,099
Other, net	-	4,766	11,611
	(43,428)	91,370	218,853

This category includes primarily costs related to intellectual property ("IP") filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

For 2018, the Company's Intellectual property and R&D expenses were negative as it incurred less costs from a provider of services than originally estimated. The Company also updated estimates for several asset retirement obligations related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations were significantly reduced in Q4-18.

Gain on Extinguishment of Liability - In 2018 YTD, the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability. No cash was paid to settle the liability. For 2017 YTD, other expenses consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology.

For 2017, Intellectual property and R&D costs consisted primarily of costs incurred to secure a patent for SFD® in the United States and to continue to develop SFD® technology.

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

Income tax expense - NXT periodically earns revenues while operating outside of Canada as a non-resident within certain foreign jurisdictions and services rendered to clients in such countries may be subject to foreign withholding taxes, which are only recoverable in certain limited circumstances. Income tax expense for 2017 is a result of withholding taxes that were incurred on charges related to the Bolivia survey project. There was no income tax expense in Canada or Bolivia during 2018.

In 2017, NXT expensed foreign withholding tax of $75,545 (2016 - $159,990) which was incurred in connection with the Bolivia survey project.

A total net income tax was recognized as follows:
	2018	2017	2016
Foreign with-holding taxes incurred	$-	$75,545	$159,990
	-	75,545	159,990
Foreign corporate taxes incurred	-	-	446,925
Less portion accrued at Dec 2015	-	-	(232,404)
Corporate income tax expense – foreign	-	75,545	214,521
	-	75,545	374,511
Deferred tax recovery	-	-	-
Net tax expense (recovery)	-	75,545	374,511

At the end of 2018, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2039) and other resource deductions totaling approximately $44.5 million.

Summary of Quarterly Results (Unaudited)

A summary of operating results for each of the trailing 8 quarters (including a comparison to each respective prior quarter) follows. The extent of the profit or loss each quarter is mainly due to the timing and the number of survey contracts that are underway, and variances in such non-cash items as SBCE, which can occasionally be a significant expense in any given quarter

	Q4-18	Q3-18	Q2-18	Q1-18
	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Survey revenue	$-	$-	$-	$-
Net income (loss)	(1,392,716)	(1,660,031)	(1,961,114)	(1,954,650)
Income (loss) per share - basic	(0.02)	(0.02)	(0.03)	(0.03)
Income (loss) per share - diluted	(0.02)	(0.02)	(0.03)	(0.03)

	Q4-17	Q3-17	Q2-17	Q1-17
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
Survey revenue	$-	$-	$-	$-
Net income (loss)	(2,096,360)	(1,935,356)	(2,723,956)	(2,214,726)
Income (loss) per share - basic	(0.04)	(0.04)	(0.05)	(0.04)
Income (loss) per share - diluted	(0.04)	(0.04)	(0.05)	(0.04)

Significant or Unusual Items Impacting Net Loss:

There have been no revenues in the last eight quarters. The extent of the net loss in each quarter is mainly due to survey costs (related to aircraft lease and aircraft maintenance costs), G&A costs and non-cash items like stock-based compensation expense ("SBCE"). All of these costs can be a significant expense in any given quarter. In addition, net loss was affected by the following:

●
In Q4-18, SBCE was lower by $283,811 as unvested options were forfeited. In addition, G&A costs decreased $156,271 for two reasons. Firstly, business development decreased as most of the business development work was centred in Calgary supporting Nigerian SFD® survey negotiations. Secondly, there was a decrease in public company costs as the previous quarter had significant costs related to the Private Placement. Offsetting this was an increase of $44,010 in survey expenses as NXT’s aircraft incurred a scheduled major maintenance in December 2018.
●
In Q3-18, a gain of $185,661 has been recognized on the extinguishment of a liability that was recorded before 2005 which is no longer payable. Also, interest income of $26,171 was earned on cash received from the Private Placement.
●
In Q1-18, G&A costs were lower as NXT began to recognize the full extent of cost reductions started in the prior quarter.
●
In Q4-17, G&A costs were higher due to severance and other costs incurred to implement cost reduction plans.

●
In Q2-17, all costs related to an SFD® multi-client survey conducted in the Gulf of Mexico were expensed.

B.
Liquidity and capital resources.

NXT's cash and cash equivalents plus short-term investments at December 31, 2018 was $4,239,532.

In order for NXT to continue to operate on a going concern basis, NXT must generate sufficient cash from successfully signing contracts and receiving advance payments. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been and the proceeds from the Private Placement are expected to be used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales, strategic partnerships, for general corporate and working capital purposes.

Going Concern:  The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

As a result of the extended duration between revenue bearing contracts, NXT’s balance of current assets less current liabilities has been declining since the closing of the first tranche of the Private Placement on February 2018.  As a result, the Company’s current and forecasted cash position is not expected to be sufficient to meet its obligations for the 12-month period beyond the date that these financial statements have been issued.

While near term survey prospects are expected to translate into revenue bearing contacts and provide positive contribution to the liquidity position, there are no certainties that several of these prospects will convert into executed contracts prior to the full depletion of the Company’s cash resources.  As discussed below, in February 2019, the Company signed a Co-operation agreement for which it will receive a non-refundable deposit of $200,000 United States Dollars. In March 2019, NXT signed a SFD® Survey contract for the approximate revenue value of $8,900,000 United States dollars. Advance payments totaling $300,000 United States Dollars for mobilization and demobilization costs have been received in March of 2019 and an additional $1,000,000 United States Dollars is to be received upon successful completion of a pilot survey. The Company has also taken further steps to reduce costs which include evaluating alternatives to reduce aircraft costs and office costs. In addition, the Advisory Board has been suspended indefinitely and staffing costs are being reduced with new human resource policies. If required, further financing options that may be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need and availability of any of these options will be dependent on the timing of securing further new contracts and obtaining financing terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Risks related to having sufficient ongoing working capital to execute survey project contracts are mitigated through our normal practice of obtaining progress payments from prospective clients throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

During 2018, NXT continued to make progress in strengthening its liquidity and working capital position through a series of corporate actions described below.

Reduction in corporate costs: Following the completion of the Leaseback Transaction, NXT took further steps to reduce corporate costs. The most significant of these steps included a reduction in non-essential staff and new Human Resource policies to reduce staffing costs. Please see the discussion under " General and administrative (“G&A”) expense " for the results of these reductions.

Private Placement: NXT completed a Private Placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit. Each unit consists of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant") and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018. As the result of the Co-operation Agreement between AGV and NXT, the Company has received conditional approval from the Toronto Stock Exchange to extend the Warrants for 12 months until February 16, 2020, subject to disinterested shareholder approval.

Nigerian SFD® Survey: With the signing of the Nigerian project with PE Energy including the receipt of $0.3 million US$ mobilization/demobilization fee, the expected receipt of the $1,000,000 advance payment after the completion of the pilot survey and maintaining current staffing and spending levels, NXT estimates it will have sufficient funds to meet its ongoing obligations for a period of approximately 5 months from the date of this MD&A. If as expected NXT receives timely receipt of milestone payments from the Nigerian SFD® survey, NXT estimates it will have sufficient funds to meet its ongoing obligations for an additional 19 months. After this period NXT will require additional funds in order to continue to seek revenue contracts, pay salaries, suppliers and to maintain its aircraft obligations.

This discussion includes references to the term “net working capital”, which do not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT has minimal secured debt and had total “net working capital” of $3.8 million as at December 2018 as follows:

	December 31,	December 31,	net change
	2018	2017	in 2018
Current assets (current liabilities):
Cash and cash equivalents	$339,532	$166,618	$172,914
Short-term investments	3,900,000	950,000	2,950,000
	4,239,532	1,116,618	3,122,914
Accounts receivable	61,279	60,027	1,252
Prepaid expenses and deposits	65,159	107,363	(42,204)
Accounts payable and accrued liabilities	(499,535)	(1,562,394)	1,062,859
Income taxes payable	-	(201)	201
Current portion of capital lease obligation	(42,603)	(39,579)	(3,024)
Net Working Capital	3,823,832	(318,166)	4,141,998

The increase in working capital was due to the cash provided by the Private Placement, net of cash operating costs during 2018. In addition, liabilities are lower as the Company paid outstanding liabilities with funds received from the Private Placement.

Sources and uses of cash

The following table, and the narrative below, summarizes NXT’s net cash flows, and the total cash plus short-term investments held at the end of the periods, for the last three fiscal years:

For the year ended December 31	2018	2017	2016
Cash provided by (used in):
Operating activities	$(6,043,919)	$(5,464,679)	$(7,587,614)
Financing activities	9,176,839	2,022,943	464,811
Investing activities	(2,960,006)	3,117,858	527,496
Net cash inflow (outflow)	172,914	(323,878)	(6,595,307)
Cash & cash equivalents, start of the year	166,618	490,496	7,085,803
Cash & cash equivalents, end of the year	339,532	166,618	490,496

Cash & cash equivalents	339,532	166,618	490,496
Short-term investments	3,900,000	950,000	1,453,091
Total	4,239,532	1,116,618	1,943,587

Operating Activities

Net cash flow from operating activities listed above is a function of net income (loss) for the year, an add back of the net non-cash revenue and expense items (such as SBCE, amortization expense, deferred tax expense / (recovery) and the net change in year-end working capital items (for example, a net decrease in working capital in the year gives rise to a source of cash), with these components each year as follows:

For the year ended December 31	2018	2017	2016
Comprehensive income (loss) for the year	$(6,968,511)	$(8,970,398)	$(9,099,562)
Add back net non-cash expense and income items	1,782,762	2,676,705	2,896,447
	(5,185,749)	(6,293,693)	(6,196,585)
Change in non-cash working capital balances	(858,170)	829,014	(1,384,499)
Total cash provided by (used in) in operations	(6,043,919)	(5,464,679)	(7,587,614)

For all periods, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period. When comparing 2018 to 2017 cost reduction and cash deferral efforts reduced the operating cash by $1,107,944 but payments of deferred liabilities decreased non-cash working capital by $1,687,184 resulting in a total change of $579,240 (decrease) in operating cash flow.

Financing Activities

2018 – During 2018 NXT recorded a net inflow of $9,176,839 as a result of proceeds received from the closing of tranches in the Private Placement.

2017 - NXT recorded a cash inflow of $2,019,865 in 2017 related mostly from the Rights Offering.

2016 - The only financing activity was related to proceeds from exercise of NXT stock options. Q4-16 reflects a $34,159 cash use for repayments of the capital lease obligation and $498,970 proceeds from the exercise of NXT stock options.

Investing Activities

2018 –2018 short term investments increased as a result of the Private Placement funds.

2017 - The overall net cash source in investing activities of $3,117,858 for 2017 reflects these components:

●
On April 28th, 2017 NXT completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US$2,300,000).

●
A use of $518,765 for deposits on the aircraft and building leases.

●
A source of $503,091 from a net decrease in cash invested in short-term investments.

2016 – The overall net cash source in investing activities of $527,496 for 2016 reflects these components:

●
A use of $89,702 for net capital additions, which relate primarily to $45,725 for computer equipment, $16,178 for SFD® Equipment – non computer, $15,141 for computer software, $8,102 for SFD® computer hardware and $4,555 for leaseholds.

●
A source of $602,387 from a net decrease in cash invested in short-term investments.

●
A source of $75,000 related to a decrease in restricted cash balance.

●
A use of $60,187 arising from a decrease in non – cash working capital balances related to investing activities.

C.
Research and development, patents and licenses, etc.

There was no separate R&D expense reported in the financial statements in the years 2018, 2017 and 2016. In these three years, expenditures related to R&D were included within general and administrative expense (related to a portion of staff salaries and overhead) and in other expense (for patent filings and related costs).

D.
Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors. As at April 30, 2019 we are in the first stage of the Nigerian SFD® survey.

We are not aware of any current external trends (such as in commodity prices, etc.) which could affect our operations for the next fiscal year. As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB.

E.
Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of the date of this Form 20-F other than operating leases as described in Contractual Commitments.

F.
Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2018:

		less than	1 to 3	3 to 5	more than
	Total	1 year	years	years	5 years
Long-term debt	$-	$-	$-	$-	$-
Capital (finance) lease obligations	85,118	42,603	42,515	-	-
Operating lease obligations:
Premises rent / operating lease	3,967,216	578,914	1,172,715	1,181,646	1,033,941
Aircraft Lease	2,101,550	646,631	1,293,262	161,657	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	26,778	-	26,778	-	-

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

The following sets forth information, including directorships in other reporting issuers, as of April 30, 2018, for our directors, executive officers and key employees:

George Liszicasz Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the SFD® Technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

He holds an Electronics Engineer degree from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has extensive R&D body of work with various technologies, and 52 inventions.

Charles Selby Director since January 2006
Mr. Selby holds a B.Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta. He previously practiced law for two large Canadian law firms specializing in securities and corporate finance matters. Since leaving the practice of law, Mr. Selby was a Vice President of Pengrowth corporation for almost 20 years. He also has served on the board and in management of a number of reporting issuers including Arakis Energy, which had operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.), an oil and gas company listed on the TSX-V, and is the president of Caledonian Royalty Corporation, Caledonian Global Corporation and Caledonian Midstream Corporation, private entities which are involved in oil & gas production and the midstream business.

Mr. Selby is the Lead Director of NXT.  He is also Chair of NXT’s Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.

Mr. Selby also served as the Company’s interim CFO from December, 2017 to January, 2018.

John Tilson Director since February 2015
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
Mr. Tilson is the Chair of the Board’s Strategic Planning Committee, and a member of the Compensation, Governance and Audit Committees.

Thomas E. Valentine Director since November 2007 Corporate Secretary since April 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

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

Bruce G. Wilcox Director since June 2015
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

Eugene Woychyshyn Interim CFO and Corporate Controller since December 2018
Mr. Woychyshyn has been serving as a consultant to NXT since late November 2017 proving controllership services. He has extensive international experience in North America, Europe and Asia working in numerous industries and has previous experience in the CFO role of a TSX Venture listed company. Mr. Woychyshyn is a Chartered Professional Accountant who holds a Bachelor of Commerce from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.

Mr. Woychyshyn is a member of the Disclosure Committee.

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

A cease trade order was issued by the Alberta Securities Commission on May 4, 2018 against Montana Exploration Corp. (“MEC”) for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period. Charles Selby is the Chief Executive Officer of MEC. The TSX Venture Exchange has announced that upon revocation of the Cease Trade Order, MEC’s shares will remain suspended until the company meets TSX Venture Exchange requirements. Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts. Wellpoint was subsequently wound up following a restructuring and sale of its operating assets. Charles Selby was previously a member of the board of directors of Idaho Natural Resources Corp., which was cease-traded by the TSX Venture Exchange in December 2012 for failing to meet listing requirements.

Messrs. Tilson, Valentine, and Wilcox are considered "independent" within the meaning of Canadian National Instrument 58-101.

B.
Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2018, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2018. All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2018:

Name & Principal Position	Salary	Stock Options(1)	Vacation (2)	Other (3)	Total
George Liszicasz, President & CEO (4)	$274,800	$-	$36,992	$11,602	$323,394
Charles Selby, Interim CFO (5)	22,671	-	-	27,500	50,171
Jakub Brogowski, Chief Financial Officer (5)	206,083	623,924	10,305	-	840,312
Eugene Woychyshyn, Interim Chief Financial Officer(6)	28,334	48,937	-	197	77,468

(1) Mr. Brogowski’s options were forfeited as of December 30, 2018.
(2) “vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.
(3) “other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking. In addition Mr. Selby was paid $27,500 as a member of the Advisory Board.
(4) salary and other totals exclude the cash portion of fees earned as Board Members, $35,000 for Mr. Liszicasz and $30,000 for Mr. Selby.
(5) Mr. Jakub Brogowski resigned as CFO on November 30, 2018. Mr. Selby was the interim CFO from December 1, 2017 until January 31, 2018.
(6) Mr. Eugene Woychyshyn became the Corporate Controller as of November 1, 2018 and is also the Interim Chief Financial Officer from December 1, 2018 to current. Mr. Woychyshyn was employed by a consulting company from December 2017 to October 2018; $203,555 was paid to this consulting company from January 2018 to October 2018 for Mr. Woychyshyn's services and is not included in the table above.

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares. New members who join the Board receive a separate grant of stock options (with entitlement to exercise vesting over a 3 year period) in the year of joining the Board. There were no new Board members in 2018 and no options were granted to Board members.

In 2018, the directors each individually elected to receive cash as payment of Board fees earned for the year. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee.) Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2018 is summarized as follows:

2018
George Liszicasz	$35,000
Charles Selby	30,000
Bruce Wilcox	35,000
Tom Valentine	30,000
John Tilson	30,000

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

During 2018, Mr. Charles Selby was paid $22,671 in respect of his being the Interim Chief Financial Officer and $27,500 as a member of the Advisory Board.

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

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Woychyshyn (the Corporate Controller and Interim CFO of the Company).

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

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Wilcox and Selby are the current members of the Strategic Planning Committee. Messrs. Tilson (Chair) and Wilcox are independent.

 Responsibilities of the Strategic Planning Committee

The Strategic Planning Committee's duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals. The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company Strategy and business area specific strategies of the Company. The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions, requirements and also procedures for coordination of organizational management and board resources. The Committee is actively involved in the Company’s strategic planning process and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Selby and Tilson. Messrs. Wilcox (Chair) and Tilson are independent and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

●
The Audit Committee will review annually a list of audit, audit related, recurring tax and other non-audit services and recommend pre-approval of those services for the upcoming year. Any additional requests will be addressed on a case-by-case specific engagement basis;

●
For engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

●
For engagements not on the pre-approved list and with expected costs greater than $350,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), and Tilson and Valentine are members of the Compensation Committee. Messrs. Tilson and Valentine are independent. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

Responsibilities of the Compensation Committee

The Compensation Committee's duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company. The Compensation Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives. In discharging its responsibilities, the Compensation Committee will report and where appropriate, make recommendations to the Board in respect of the matters identified in the charter.

D.
Employees

Fiscal year ended December 31, 2018

As of the fiscal year ended December 31, 2018, we had a total of 11 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2018:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	3	-	3
Operations and technical development	6	-	6
Total	11	-	11

All of the above noted staff are based in Calgary, Canada. The 6 operations and technical development staff includes one research scientist holding a Ph.D. and 3 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2017

As at December 31, 2017, we had a staff of 9 and one contractor, all based in Calgary, as follows:

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

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the Company’s AGM held on June 4, 2016. Pursuant to this Plan, all stock option grants must be approved by the Board of directors of the Company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The Restricted Share Unit Plan (the”RSU”) was approved and ratified by the shareholders at the Company’s annual meeting on June 21, 2017. Pursuant to the RSU, all grants must be approved by the Board of directors of the Company. RSU’s may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).

The RSU’s are issued with a three year vesting where they shall vest at the end of each of the first three years following the grant date. The price is determined on the vesting date.

The following stock options were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2018, 2017, and 2016 and to date to April 30, 2018. No RSU’s have been granted to date.

In 2018 and to date in 2019:

●
A total of 1,000,000 stock options with an exercise price of $1.13 per common share were granted in February 2018 to the new Chief Financial Officer. These options were forfeited on December 30, 2018.

●
A total of 150,000 stock options with an exercise price of $0.59 per common share were granted in November 2018 to the new Corporate Controller.

In 2017:

●
No options were granted in 2017.

In 2016:

●
A total of 150,000 stock options with an exercise price of $1.49 per common share were granted in May 2016 to the new Chief Financial Officer.

●
A total of 37,500 stock options with an exercise price of $1.48 per common share were granted in July 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.

●
A total of 50,000 stock options with an exercise price of $1.50 per common share were granted in July 2016 to a directors as part of their Advisory Board of director fees earned for 2016.

●
A total of 37,500 stock options with an exercise price of $1.45 per common share were granted in December 2016 to three directors as part of their elected form of payment of the Board of director fees earned for 2016. All of these options had immediate vesting at the grant date.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 30, 2019. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of April 30, 2019)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options
George Liszicasz	$1.39	9-Jul-2014	9-Jul-2019	7,500
CEO & Director	$1.35	9-Jan-2015	9-Jan-2020	7,500
				15,000	1.2%

Eugene Woychyshyn	$0.59	01-Nov-2018	01-Nov-2023	150,000
Corporate Controller & Interim CFO
				150,000	11.8%

Charles Selby	$1.39	9-Jul-2014	9-Jul-2019	7,500
Director	$1.35	9-Jan-2015	9-Jan-2020	7,500
	$1.50	22-Jul-2016	22-Jul-2021	50,000
				65,000	5.1%

John Tilson	$2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$1.73	10-Dec-2015	10-Dec-2020	25,600
	$1.48	14-Jul-2016	14-Jul-2021	15,000
	$1.45	22-Dec-2016	22-Dec-2021	15,000
				205,600	16.2%

Thomas Valentine	$1.39	9-Jul-2014	9-Jul-2019	7,500
Director	$1.35	9-Jan-2015	9-Jan-2020	7,500
	$1.48	14-Jul-2016	14-Jul-2021	7,500
	$1.45	21-Dec-2016	21-Dec-2021	7,500
				30,000	2.4%

Bruce Wilcox	$2.10	16-Sep-2015	16-Sep-2020	150,000
Director	$1.73	10-Dec-2015	10-Dec-2020	17,000
	$1.48	14-Jul-2016	14-Jul-2021	15,000
	$1.45	22-Dec-2016	22-Dec-2021	15,000
				197,000	15.5%

Total number of stock options held by officers and directors				662,600	52.1%

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of April 30, 2019 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares within 60 days of April 30, 2019 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 68,573,558 common shares issued and outstanding as of April 30, 2019. This total of 68,573,558 excludes all outstanding options and warrants that are exercisable within 60 days of April 30, 2019 (which is adjusted for each individuals’ % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 30, 2019	Percent of Common Shares 6
Directors and Officers:
George Liszicasz 1 & 2	15,835,617	23.09%
Charles Selby 1	473,161	* 3
John Tilson 1	3,017,348	4.40%
Thomas E. Valentine 1	30,000	* 3
Bruce Wilcox 1	412,253	* 3
Eugene Woychyshyn2	76,200	* 3
Total D & O Common Shares	19,844,579	28.94%
Major Shareholders (> 5%):
Alberta Green Ventures Limited Partnership 5	13,686,592	19.96%
Mork Capital Management, LLC., and Michael Mork 4	5,717,420	8.34%

1 Director of NXT
2 Officer of NXT
3 Beneficially owns less than one percent of the total outstanding common shares.
4 based on information provided to the Company as at April 23, 2019 by Mork Capital Management, LLC. and its principal, Mr. Michael Mork.
5 Alberta Green Ventures Limited partnership includes shares and warrants. Please see below for more information on the warrants.

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

	common	vested &
	shares	exercisable	Pro forma
	held	options	total

Liszicasz	15,820,617	15,000	15,835,617
Selby	408,161	65,000	473,161
Tilson	2,811,748	205,600	3,017,348
Valentine	-	30,000	30,000
Wilcox	215,253	197,000	412,253
Woychyshyn	26,200	50,000	76,200
	19,281,979	652,600	19,844,579

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.
In July 2018, the company completed the Private Placement with AGV. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810. As a result of the Private Placement, a total of 10,264,946 common shares and a total of 3,421,648 warrants were issued to the Subscriber. As of the date of this Form 20-F the Company has received conditional approval from the TSX to extend the warrants to February 16, 2020, subject to disinterested shareholder approval. NXT intends to table a resolution for the approval of disinterested shareholders at the 2019 Annual Shareholder Meeting of the NXT to ratify a twelve (12) month extension of AGV’s 3,421,648 warrants (“Warrants”) to February 16, 2020. If approved, each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for an additional twelve months to February 16, 2020. The date of the Annual Shareholder Meeting is June 25, 2019. Until the extension is approved by shareholders at the meeting, the warrants will not be exercisable by AGV. If the extension is not approved, then the warrants will terminate.

The following information is taken from the records of Computershare Trust Company of Canada, located in Calgary, Alberta, Canada, the Company's transfer agent for its common shares. As of April 30, 2019, there were 142 registered holders of record of the Company's common shares, including 81 in the United States who collectively held 22,958,367 common shares, representing 33.48% of NXT’s 68,573,558 total issued and outstanding common shares.

NXT is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s first fiscal quarter, the majority of the Company’s executive officers and directors are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada and the Company is administered principally in Canada. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

B.
Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2018 through the current date, April 30, 2019:

●
Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in this period.

●
One of the members of NXT’s Board of directors is a partner in a law firm which provides legal advice to NXT. In 2018, NXT incurred legal expenses of $249,218 with this firm, for which a total of $5,999 is included in accounts payable as at December 31, 2018. In 2019 as of the report date total fees incurred are $39,861 for which $40,761 is still outstanding.

●
In 2017, one board member received $22,671 in compensation for services provided as the Interim CFO during 2018. He also received $27,500 as compensation as a member of the Advisory Board.

●
Accounts payable and accrued liabilities at December 31, 2018 includes a total of $7,461 related to re-imbursement of expenses owing to persons who are directors and officers of NXT. As of the report date $NIL was outstanding to persons who are directors and officers of NXT.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2018 consolidated financial statements, except as otherwise disclosed therein.

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

As of April 30, 2018, there have not been any significant subsequent events which have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2018. NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2018 will be released in mid-May, 2018.

ITEM 9.
THE OFFER AND LISTING

A.
Offer and listing details.

Our common shares are currently quoted in the United States on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX under the symbol “SFD”. There have been no trading suspensions over the last three years.

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

D.
Selling shareholders.

Not applicable.

E.
Dilution.

Not applicable.

F.
Expenses of the issue.

Not applicable.

ITEM 10.
ADDITIONAL INFORMATION

A.
Share capital.

Not applicable.

B.
Memorandum and articles of association.

NXT was incorporated in the State of Nevada in 1994. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Preferred Shares on December 28, 2006, and provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008, pursuant to Articles of Amendment, the name of the Company was changed from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc.

Quorum

The Board of directors of NXT may fix the quorum for meetings of the Board or of a committee of the Board, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting and with few exceptions, refrain from voting on the matter in which the director has a conflict of interest. There is no limitation on the Board of directors to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

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

(c)
the transferee of those shares;

●
produces properly endorsed share certificates; or
●
otherwise establishes ownership of the shares; and
●
demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting; and
●
in which case the transferee is entitled to vote the shares.

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

C.
Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein. Please see Item 4. B for description of the AGV Co-operative Agreement, The AGV Sales Representative Agreement and the Nigerian SFD® survey with PE Energy. Also see Item 3. D for a description of the Sales Leaseback contract.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

●
an individual who is a citizen or resident of the United States;
●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●
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

Passive Foreign Investment Company Rules

PFIC Status of the Company

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”, as defined below) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of common shares. The Company believes that it was classified as a PFIC for the tax year ended December 31, 2018, but based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d) (3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

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

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES

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

ITEM 11.0
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2018 and to date in 2019, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

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

As at December 31, 2018, we held U.S $ cash and short term investments totaling US$13,309. Accordingly, a hypothetical 10% change in the value of one U.S. $ expressed in Canadian dollars as at December 31, 2018 would have had a $1,331 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

Aa at December 31, 2018, we held a total of $4,239,532 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2018 would have resulted in approximately an $42,395 change in interest income for the year.

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

As of December 31, 2018, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2018. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2018 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

●
Due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern, and

●
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

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2018. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements. NXT has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which we expect to see benefits over the course of 2019.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Changes in Internal Controls

The small size of the Company's finance team has resulted in control deficiencies in maintaining DCP and ICFR that in turn have led to a recurrence of previously identified deficient disclosure and the requirement for refiling of certain disclosure documents.  To address this issue and improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies has resulted in an improvement in its DCP. The CEO and CFO concluded that, as at December 31, 2018, the Company's ICFR have improved, but are still not effective and as a result its DCP are still not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT continues a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see benefits during 2019. The Responsible Officers continue to take certain actions to remediate these material weaknesses including: (i) the implementation of new controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, even though the previous CFO left the Corporation in November 2018, the Company continues to take actions to remediate these material weaknesses. To ensure continuity of the Chief Financial Officer role the Corporate Controller is serving the as the Interim CFO and subject matter consultants have been engaged to assist the Interim CFO as the need arises.

The new controls over financial reporting and disclosure policies and responsibilities have been performed over three quarterly periods and are being tested. Material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and Responsible Officers have concluded through testing that these controls are operating effectively.

It should be noted that a control system, including the Company's DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2018.

ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Wilcox (Chair), Selby and Tilson. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and each is an “independent” director, as that term is defined under the listing standards of NASDAQ.

ITEM 16B.
CODE OF ETHICS

NXT has in place a Code of Conduct & Business Ethics (the “Code of Conduct”) that applies to all of our directors, officers, employees, and consultants. This Code of Conduct is incorporated in our Employee Handbook, is an integral part of our employee contracts and our Employee Handbook and contains Company policies on Business Ethics, Employee Practices and Conflicts of Interest.

During 2018, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2018 and 2017.

	2018	2017
Audit fees	$87,250	$103,860
Audit related fees – Colombia branch	-	-
Audit related fees – Bolivian branch	-	9,800
	87,250	113,660
Tax fees	5,510	-
Other Audit Related Fees	39,560	56,280
Total fees	132,320	169,940

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2018
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2018

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz
       George Liszicasz
       Director, Chairman, Chief Executive Officer and President

Dated: April 30, 2019