Form 20-F
period 2019-12-31
NXT Energy Solutions Inc.
filed 2020-05-05
CIK 1009922

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

 (Mark One)
[ ]
Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]
Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2019.

OR

[ ]
Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __ to __

OR

[ ]
Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report:

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

64,406,891 common shares outstanding as of December 31, 2019 (64,406,891 common shares outstanding as of May 5, 2020)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ___

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

  20-F for the year ended December 31, 2019

EXPLANATORY NOTE

This Annual Report on Form 20-F for the fiscal year ended December 31, 2019 is being filed pursuant to the order of the Securities and Exchange Commission contained in SEC Release No. 34-88465, dated March 25, 2020 (the “Order”). We filed a Form 6-K on April 28, 2020, prior to the original due date of the Form 20-F, indicating our reliance on the relief granted by the Order.

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

These risks include:

●
novel coronavirus (2019-nCoV/COVID-19), and the potentially negative effects thereof on the Company's workforce, its supply chain or demand for its products our ability to generate sufficient ongoing cash flow from operations or to raise adequate capital to allow NXT to grow the business and continue operations;
●
the ability of management to execute its business plan;
●
health, safety and the environment (including risks related the novel coronavirus);
●
the emergence of alternative competitive technologies;
●
our ability to protect and maintain our intellectual property and rights to our SFD® technology;
●
our reliance on a limited number of key personnel;
●
our reliance on a limited number of aircraft;
●
our reliance on a limited number of clients;
●
counterparty credit risk;
●
foreign currency and interest rate fluctuations;
●
changes in, or in the interpretation of, laws, regulations or policies; and general business, economic and market conditions (including global commodity prices); and
●
other factors described herein under “Risk Factors” (see Item 3. D.).

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

PART I

ITEM 1.
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the United States Securities Exchange Act of 1934, as amended, (the "U.S. Exchange Act") and, as such, there is no requirement to provide any information under this item.

ITEM 2.
OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.
KEY INFORMATION

A.
Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2019, 2018, and 2017 and selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The consolidated statements of income (loss) data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, are derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2019	2018	2017	2016	2015
Survey revenues	$11,976,149	$-	$-	$1,447,269	$17,422,151
Operating expenses
Survey costs	2,611,086	1,103,946	1,289,429	1,157,185	5,095,691
General and administrative	3,497,785	3,999,089	4,960,961	5,645,459	5,049,690
Stock based compensation expense	43,809	386,154	581,356	790,500	1,081,000
Amortization expense	1,781,181	1,790,267	1,897,576	2,104,864	704,943
	7,933,861	7,279,456	8,729,322	9,698,008	11,931,324
Other expense (income)
Interest expense (income), net	(20,684)	(62,004)	4,485	(17,254)	(13,910)
Foreign exchange (gain) loss	233,231	(19,852)	69,676	272,713	(712,480)
Other expense (income)	56,833	(43,428)	91,370	218,853	529,081
Gain on extinguishment of liability (Note 20)	-	(185,661)	-	-	-
Increase (decrease) in fair value of US$ Warrants	-	-	-	-	-
	269,380	(310,945)	165,531	474,312	(197,390)
Income (loss) before income taxes	3,772,908	(6,968,511)	(8,894,853)	(8,725,051)	5,688,136
Income tax expense (recovery)	-	-	75,545	374,511	(4,852,092)
Net income (loss) and comprehensive income (loss) for the year	3,772,908	(6,968,511)	(8,970,398)	(9,099,562)	10,540,228
Net income (loss) per share - Basic	$0.06	$(0.11)	$(0.16)	$(0.17)	$0.22
Diluted (1)	$0.06	$(0.11)	$(0.16)	$(0.17)	$0.21
Weighted average # of common shares outstanding
Basic	68,156,059	65,455,325	54,523,113	53,562,155	47,782,647
Diluted (1)	68,156,059	65,455,325	54,523,113	53,562,155	49,041,383

# of common shares outstanding	64,406,891	68,573,558	58,161,133	53,856,509	53,306,109

(1) In periods with a loss, the diluted total excludes the 8,000,000 convertible preferred shares which were outstanding until converted on August 31, 2015, as their effect is anti-dilutive.

Balance Sheet Data

(expressed in Canadian Dollars)

	2019	2018	2017	2016	2015
Working capital (deficiency)	$7,129,182	$3,823,832	$(318,166)	$1,703,510	$7,534,128

Current assets	8,445,904	4,365,970	1,284,008	2,316,341	10,691,918
Deposits	535,554	560,341	518,765	-	-
Property and equipment, net	677,647	683,157	778,685	3,348,557	3,678,985
Right of use assets	3,063,769	-	-	-	-
Intellectual property, net	17,970,067	19,654,800	21,339,533	23,024,268	24,709,000
Total assets	30,692,941	25,264,268	23,920,991	28,689,166	39,079,903

Current liabilities	1,316,722	542,138	1,602,174	612,831	3,157,790
Long-term liabilities	2,691,217	510,661	741,408	264,775	300,462
Total liabilities	4,007,939	1,052,799	2,343,582	887,606	3,458,252

Shareholders’ equity:
Common shares	95,313,064	96,656,248	88,121,286	85,966,393	85,051,553
Preferred shares	-	-	-	-	-
Contributed capital	$9,306,493	$9,262,684	$8,195,075	$7,613,719	$7,239,089
Deficit	(78,645,489)	(82,418,397)	(75,449,886)	(66,479,487)	(57,379,926)
Accumulated other comprehensive income	710,934	710,934	710,934	710,935	710,935
Total equity	26,685,002	24,211,469	21,577,409	27,811,560	35,621,651
Total liabilities and equity	30,692,941	25,264,268	23,920,991	28,689,166	39,079,903

Throughout the history of the Company there have been no dividends declared.

B.
Capitalization and indebtedness.

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.
Reasons for the offer and use of proceeds.

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

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

Covid-19 (2019-nCoV/COVID-19) Pandemic

The Covid-19 pandemic has not had a material effect on the operations of the Company. The Company has made provisions so employees can work from home, suspended all travel, mandated that international travelers are to self-isolate for 14 days after return to Canada, and implemented hygiene and social distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing.

Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel would delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

Our ability to continue operating.

The consolidated financial statements for December 31, 2019 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NXT's financial statements for December 31, 2018 included disclosure related to the use of the "going concern" basis of presentation. In 2019, NXT has had positive cash flow from operations which has resulted in a significant strengthening of the Company's liquidity and working capital position. As a consequence, management is of the view that removal of the "going concern" disclosure in respect of its December 31, 2019 disclosure is warranted on the basis than the Company currently has sufficient funds to maintain operations for the next 12 months as of the date of the financial statements.

In the preparation of the December 31, 2019 financial statements, management determined that there are no existing conditions or reasonably foreseeable events that raise substantial doubt about the Company's ability to continue as a going concern. However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company's longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT's cash and cash equivalents plus short-term investments at December 31, 2019 totaled $6.64 million. Net working capital totaled $7.13 million.

As NXT is operating on a going concern basis, NXT's short-term ability to generate sufficient cash depends on the success of signing contracts and receiving advance payments pursuant to the terms of such agreements. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships and for general corporate and net working capital purposes.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

In 2019, NXT continued to make progress in strengthening its liquidity and net working capital by completing the Nigerian SFD® Survey and reducing corporate costs by reducing the number of staff and by implementing new human resource policies to reduce staffing costs.

As of the date of this 20-F, NXT has sufficient funds to maintain its operations for more than 12 months.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments.

The financial statements rely upon estimates and assumptions that could be incorrect.

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements. Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, the useful lives of capital assets, and intellectual property.

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

Our reporting currency is in Canadian dollars. We currently do not engage in currency hedging activities, but are reviewing opportunities to do so. Our cash positions and potential foreign currency revenue streams in currencies other than Canadian dollars exposes NXT to exchange rate fluctuations between the Canadian dollar and foreign currencies.

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

Availability of Aircraft.

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

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements. This lack of separation of duties exposes NXT to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations. (see also Item 15).

If the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

We may periodically engage in transactions with related parties.

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015. In addition to the related party transactions discussed elsewhere herein (i.e. the Co-operation Agreement, the Loan Arrangement and the Targeted Issuer Bid), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT.

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

Mr. George Liszicasz, our CEO, is our largest shareholder and as of May 5, 2020 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

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

The Company put in place employment agreements with all of its executive officers, including Mr. Liszicasz, its President and CEO.

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

Cyberattacks or other breaches of our technology hardware and software, as well as risks associated with compliance and data privacy could have an adverse effect on our systems, our service to our customers, our reputation, our competitive position, and financial results.

Our ability to manage our operations successfully is critical to our success. Our business relies on our ability to electronically gather, compile, process, store and distribute data and other information. Unintended interruptions or failures resulting from computer and telecommunications failures, equipment or software malfunction, power outages, catastrophic events, security breaches (such as unauthorized access by hackers), social engineering schemes, unauthorized access, errors in usage by our employees, computer viruses, ransomware or malware, and other events could harm our business.

In April 2019, we were the target of a ransomware attack that involved the infiltration and infection of our computer systems.  We made no payments relating to the ransomware, and believe we lost no data.  Following the ransomware incident, we began undertaking remediation efforts and other steps to enhance our data security infrastructure. In connection with these efforts, we have incurred costs and expect to incur additional costs as we take further steps to prevent unauthorized access to our systems and the data we maintain.  We cannot provide any assurance that all potential causes of the incident have been identified and remediated and will not occur again.  While we have taken measures to minimize the impact of these problems, the proper functioning of these systems is critical to our business operations. Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

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

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) have been very successful. Squire Patton Boggs LLP, a U.S. based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

So far, SFD® patents applications have been filed in nine (9) jurisdictions worldwide.  Thus far seven (7) patents have been granted: two (2) in U.S., and one (1) in each of the following countries: Canada, Japan, China, Russia, and Mexico. NXT has recently received confirmation of a patent granted from the European Patent Office. This brings the total number of countries granting the patent to 44. The final step is for the validation process of the SFD® technology patent in select European countries. This is expected to take several month to complete. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

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

Our registered office is located at 302, 3320 – 17th AVE SW, Calgary, Alberta, Canada, T3E 0B4 and our telephone number is (403) 264-7020.

We are a reporting issuer in Alberta, Ontario, and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta). We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities in accordance with the Exchange Act.

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our President and CEO, chairman and largest shareholder. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006, we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

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

Our business does not normally rely on significant capital expenditures other than period regulatory additions for the aircraft. As described in below in “Property and equipment and related amortization expense” a significant expenditure was incurred for acquiring and installing in its aircraft a new transponder technology known as ADS-B. For 2020 we do not anticipate further significant upgrades for the aircraft. For the last three fiscal years, the Company made capital expenditures for property and equipment of $216,691 (2019), $10,006 (2018), and $8,727 (2017). These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment.

The Company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or other international operations.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and information statements, and other information regarding NXT that we file electronically with the SEC. Our website is http://www.nxtenergy.com.

B.
Business overview.

Description of the nature of the Company’s operations and principal activities

We utilize our proprietary, airborne SFD® survey system to provide a service for the oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our President and Chief Executive Officer (“CEO”), Chairman and one of our largest shareholders. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of a Technology Transfer Agreement (“TTA”).

Upon execution of the TTA, Mr. Liszicasz transferred to NXT all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration.

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing NXT to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions including Latin America, the Middle-East and Southeast Asia. Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

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

1.
Focus sales resources on high profile primary markets which offer the maximum opportunity for success;

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

We continue to progress and grow our project pipeline on a Fee for Survey Project basis. NXT has concurrently sought the development of an alternative business line though the sale of “Multi-Client Datasets” focused on IOCs and the development of their global exploration strategies. The purpose of this strategy has been to integrate our SFD® technology into the standard exploration process of such organizations. We believe this approach will be instrumental in helping NXT to build an independent and steady backlog of smaller scale data sales enabling us to enhance and smooth our revenue flow while we continue to execute on larger Fee for Survey Projects.

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

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

Year ended December 31	2019	2018	2017
African and Middle East Markets	$11,976,149	$-	$-
South and Central America	-	-	-
North America	-	-	-

	$11,976,149	$-	$-

North America Market

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, Alberta Green Ventures Limited Partnership (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement is based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

Under the Co-operative Agreement, NXT and AGV will consider at least two SFD® surveys in North America and an additional SFD® survey internationally. The first SFD® survey was contemplated to be completed by August 31, 2019 and the fees payable by AGV are partially secured by a US$100,000 non-refundable deposit. NXT has granted AGV an extension of the August 31, 2019 requirement under the Co-operation Agreement to complete at least one of three SFD® survey to June 30, 2020. If the survey is not completed by June 30, 2020, the non-refundable deposit will be forfeited to NXT. AGV has committed to completing an exploration drilling program on each of the lands subject to the SFD® surveys within two years of completion of the surveys.

Latin America and Central America Markets

NXT completed the data acquisition and interpretation of 37,596 line-km for the first ever SFD® Multi-Client survey in the Gulf of Mexico in June 2017. The airborne survey was conducted over the area that was identified by National Hydrocarbon Commission (“CNH”) for the shallow water bid round 2.1 covering the Tampicao-Misantla, Veracruz and Cuencas del Sureste exploration areas. The survey data provides 100% grid coverage over the offshore blocks offered in Bid Round 2.1, an area of approximately 8,900 square kilometers and was completed ahead of time and budget. In addition, NXT acquired incidental data over many of the 35 blocks offered in the recently concluded Bid Round 3.1. Based on the Five-Year Tender Program for the Exploration and Extraction of Hydrocarbons 2015 - 2019 by the Mexican Secretary of Energy, much of the remaining data will also be applicable to future Bid Rounds. To date, there have been no sales of this proprietary data.

Recently with respect to our 2017 SFD® Gulf of Mexico survey over the 2.1 bid-round offshore blocks, a lead area, indicated by SFD® as prospective, has now been drilled by third parties and the results confirm that it is a commercial discovery with early estimates of volumes greater than 200 million barrels of oil equivalent (“MMBOE”). Additionally, and perhaps more importantly, from a capital expenditure allocation perspective, another seismic prospect, considered non-prospective by NXT, was drilled as part of the same campaign and was declared unsuccessful. The announcements concerning these drilling activities was reported by internationally recognized upstream data providers starting late 2019. The SFD® data for the 2.1 bid-round offshore blocks was submitted to and has been available from the CNH of Mexico since mid-2018. These results highlight the value of adding SFD® to an upstream work program and evidences the efficacy of our geophysical method in recommending prospects with potential for hydrocarbon traps. Drilling activities over SFD® recommendations are ongoing in numerous countries.

Asia Markets

In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and BGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates. In addition a distribution agreement has been signed for Malaysia.

African and Middle East Markets

In March 2019, the Company signed an US$8.9 million contract with PE to provide 5,000 line kilometers of SFD® surveys in Nigeria. As the Nigerian SFD® Survey was the Company's first project in Africa, the Company was required to deliver more than 10,000 pages of documents to NNPC and the Department of Petroleum Resources, a department under Nigeria's Ministry of Petroleum Resources, and complete a test flight as part of the qualification process which took seven months. Data acquisition operations were completed on May 1, 2019 and NXT's recommendations were delivered in the third quarter of 2019.

Prior to entering into the Nigerian SFD® Survey contract with PE, the Company conducted significant due diligence to ensure it understood the business environment in Nigeria and was in compliance with applicable laws in each of Canada, the United States of America and Nigeria. The Company also engaged Norton Rose Fulbright Canada LLP and Kreller Group as advisors to provide guidance and to ensure the integrity of its contract with PE, as well as PE's contract with NNPC.

The Company has received payments of US$8.4 million for the Nigerian SFD® Survey as at the date hereof. The contracted holdback amount of approximately US$0.5 million is should be paid to the Company upon the conclusion of negotiations for additional work under the current contract framework.

The Department of Petroleum Resources (the "DPR"), a department under the Federal Republic of Nigeria's Ministry of Petroleum Resources responsible for the sustainable development of Nigeria's oil and gas resources, provided written confirmation of their recommendation in favour of NXT's SFD® technology based on the recent survey results, noting specifically "in line with federal government aspiration to increase its Oil and Gas reserves base at a considerable reduced cost, risk and optimize exploration cycle, the Stress Field Detection SFD® technology is hereby adopted and recommended to be deployed as an independent data exploration tool for hydrocarbon exploration to identify and rank prospect-level leads to focus exploration efforts in the Nigerian Oil and Gas industry".

In March 2020, the Company signed a memorandum of understanding with an independent oil company with interests in East-Central Africa.

Notes Receivable

In September 2019, NXT advanced to AGV US$250,000 (“the Principal Amount”), as evidenced by, and governed in accordance with the terms of, a promissory note dated September 6, 2019 (the "Notes Receivable"), for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of NXT and AGV under the Co-operation Agreement (the “Loan Arrangement”). Pursuant to the Notes Receivable, it was agreed and acknowledged, among other things, that:

a)
AGV was indebted to the Company and unconditionally promised to pay to, or to the order of, the Company on or before December 15, 2019 (the "Repayment Date"), the Principal Amount together with all interest payable at a rate of the greater of 2% and the rate prescribed under the Income Tax Act (Canada) from time to time in monthly arrears on the first day of each month commencing October 1, 2019 until the repayment of the Principal Amount in full (the "Interest");

b)
AGV had the right and privilege of prepaying the whole or any portion of the Principal Amount together with the Interest at any time or times without notice, bonus or penalty; and

c)
NXT, in its sole and absolute discretion, was entitled to elect to receive any payment made by AGV in accordance with the Notes Receivable by way of, in whole or in combination: (i) wire transfer or other immediately available funds ("Cash"), or (ii) delivery for cancellation to the Company of the equivalent number of Common Shares having a fair market value equal to the aggregate of such amounts, calculated using the volume weighted average price of the Common Shares as reported and traded on the Toronto Stock Exchange for the five trading days immediately preceding the repayment date (the "5-day VWAP").

On December 13, 2019, the last business and trading day before the Repayment Date, the Company elected to receive and directed AGV to:

a)
in respect of the Principal Amount, deliver to the Company for cancellation 543,673 Common Shares, calculated as the product of US$250,000 being the Principal Amount owing on the last business day before the Repayment Date, and 1.3183, being the daily average US$/CDN$ exchange rate as quoted on the Bank of Canada's website for December 13, 2019, the last business day for which a daily average exchange rate was published before the Repayment Date, divided by $0.6062, being the 5-day VWAP, the delivery of such Common Shares to occur subject to and only upon receipt of confirmation from the Company that all necessary regulatory approvals had been received; and

b)
in respect of the Interest, pay US$1,366.12 by way of Cash. AGV paid this amount.

On April 13, 2020, NXT issued a Direction to Pay to AGV in which NXT has revoked the previous Direction to Pay dated December 13, 2019, and has now directed AGV to deliver US$250,000 as repayment on the Principle Amount. Interest will begin to accrue until the date on which payment in full of all amounts owing pursuant to the Principle Amount are received by NXT.

The Company may change its election if it so decides, in its sole and absolute discretion to receive the Principal Repayment by way of Common Shares by application to the Alberta Securities Commission.

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

Description of marketing channels

We largely use direct sales methods with use of independent commissioned sales representatives in international markets.

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

Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful in 2017. Squire Patton Boggs LLP, a U.S. based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial US provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the US and since that time has undertaken new patent applications in select strategic international markets.

SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), U.S. (November 2017 and September 2018), China (April 2018), and European Patent Office consisting of 38 member states (January 2020). These are areas of prime commercial focus for the Company.  So far, the total number of countries granting the patent has reached 44.  The immediate next step is the validation of the patents in select European countries.  This process is expected to take several month to complete.  Our patents serve an important purpose beyond the protection for the proprietary SFD® technology.  They also provide multiple independent third-party recognitions of the technological invention in terms of the practical applicability, conceptual novelty, and knowledge advancement.

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

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the U. S. with the exception of flight rules issued by Transport Canada and the Federal Aviation Authority governing the use of commercial aircraft, including rules relating to low altitude flights. The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the U.S.

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

With our past experience in Canada, the U.S., Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose NXT to forfeiture of performance bonds.

C.
Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common	5,000,000 common	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common	100 common	Inactive	100%
		4,000 preferred

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	2011-09-06 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common	Inactive	100%

NXT Energy Services (SFD®) Inc.	2019-12-08 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common	Inactive	100%
¹On January 16th, 2017, the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”
In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we are in the process of closing the branch which should be completed in the second quarter of 2020.

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

Equipment

Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

●
Stress Field Detector - The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output.  The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 22 SFD® sensors, consisting of 6 primary, 8 secondary and 8 research and development sensors, allowing multiple independent SFD® signals to be acquired at all points of a designed survey.

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

Not applicable.

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

A.
Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31
	2019	2018	2017

Survey revenue $	$ 11,976,149	$-	$-
Net comprehensive income (loss)	3,772,908	(6,968,511)	(8,970,398)
Net income (loss) per common share - basic	$ 0.06	$(0.11)	$(0.16)
Net income (loss) per common share - diluted	$ 0.06	$(0.11)	$(0.16)
Net cash generated by (used in) operating activities	4,078,427	(6,043,919)	(5,464,679)
Cash and short term investments	6,639,757	4,239,532	1,116,618
Total assets	30,692,941	25,264,268	23,920,991
Long term liabilities	2,691,217	510,661	741,408

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2019

●
In Q3 the Company completed its Nigerian SFD® survey for approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company. PE had a contract with the Nigerian National Petroleum Company (“NNPC”), to provide 5,000-line kilometers of SFD® surveys in Nigeria.
●
As of the date of this 20-F, the Company has received a total of US$8.4 million payments in cash from PE for the SFD® survey in Nigeria, including US$1.9 million in Q4 and an additional US$0.47 million in the first quarter of 2020. The final payment for contracted holdbacks amount to approximately $0.5 million USD.

●
NXT received confirmation of a patent granted from the European Patent Office. This brings the total number of countries granting the patent to 44. The final step is for the validation process of the SFD® technology patent in select European countries.
●
In February 2019, NXT entered into a Co-operative Agreement with AGV, for AGV to bring to proposal up to three SFD® surveys for cooperation with the Company within two years. The Co-operative Agreement is based on a cost-plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. The Company received a US$100,000 non-refundable deposit paid in connection with the Co-operative Agreement in Q2. Pursuant to the Co-operation Agreement, the deadline to complete at least one of three SFD® surveys is June 30, 2020.
●
In Q3, the Company advanced US$250,000 to AGV for the purpose of furthering the shared objectives of NXT and AGV under the Co-operation Agreement. On April 13, 2020, NXT elected to receive and directed AGV to deliver US$250,000 as repayment of the Principal Amount.
●
During Q4 the Company completed the C$1,250,000 targeted issuer bid, purchasing for cancellation 4,166,667 common shares in the capital of the Company representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019, at a price of C$0.30 per Common Share.
●
Common share purchase warrants held by AGV have expired as of October 31, 2019.
●
Cash and short-term investments at the end of the 2019 were $6.64 million.
●
There was $11.98 million of survey revenues recorded in 2019.
●
Net income of $3.77 million was recorded for 2019, including amortization expense of $1.78 million.
●
Operating activities provided $4.08 million of cash during 2019 and net cash used for financing activities was $1.39 million.
●
Net income per common share for 2019 was $0.06 basic and $0.06 fully diluted.
●
General and administrative costs for 2019 as compared to 2018 have been reduced by $0.50 million or 13% mostly due a reduction in business development costs, lower headcount and costs and certain expenditures being recognized as direct survey costs, offset by higher professional fees and information technology costs.

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
●
NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. This agreement has expired in 2020.
●
NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018.
●
In September 2018, NXT received a U.S. patent for its new sensor design we term the “Cascade” configuration.
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
●
NXT completed a Private Placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit (the "Private Placement"). Each unit consisted of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018. The Warrants expired on October 31, 2019.

●
No survey revenues were recorded in 2018.
●
A net loss of $6.97 million was recorded for 2018, including amortization expense of $1.79 million and stock-based compensation expense of $0.39 million.
●
Losses per common share was $0.11 for 2018 (basic and diluted).
●
Operating activities used $6.04 million as at 2018 and net cash from financing activities was $9.18 million.
●
General and administrative costs for 2018 as compared to 2017 have been reduced by $0.96 million or 19% mostly due to a reduction in headcount, public company costs and partially offset by increased business development activity.
●
Cash and short-term investments at the end of the 2018 were $4.24 million.

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
o
SFD® patents granted in Russia (January 2017), Japan (July 2017), Mexico (July 2017), Canada (August 2017) and the U.S. (November 2017); and notices of allowance received from China (February 2018).
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
●
Cash and short-term investments at the end of 2017 were $1,116,618.

Net Income (Loss)
	2019	2018	2017
Survey revenue	$11,976,149	$-	$ -
Expenses
Survey costs	2,611,086	1,103,946	1,289,429
General and administrative	3,497,785	3,999,089	4,960,961
Stock based compensation expense	43,809	386,154	581,356
Amortization expense	1,781,181	1,790,267	1,897,576
	7,933,861	7,279,456	8,729,332
Other expense (income), net	269,380	(310,945)	165,531
Income (loss) before income taxes	3,772,908	(6,968,511)	(8,894,853)
Income tax expense (recovery)
Current	-	-	75,545
Deferred	-	-	-
	-	-	75,545
Net income (loss) for the year	3,772,908	(6,968,511)	(8,970,398)

Expenses for the years ended December 31, 2019, 2018 and 2017

Survey costs – Survey expenses relate entirely to the direct survey costs and aircraft handling and maintenance costs, net of charter hire revenue.

In 2019, survey expenses included direct incremental survey costs for the Nigerian SFD® Survey incurred which include aircraft and hanger operating costs, staff costs to support the survey, and mobilization/demobilization costs. Also these costs include staff costs to interpret and integrate the survey, and their travel costs. Aircraft operations costs in 2019 were higher than 2018 as additional scheduled maintenance was required after the Nigerian SFD® Survey, net of charter hire revenue.

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

General and administrative (“G&A”) expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

For the year ended December 31	2019	2018	2017
Salaries, benefits and consulting charges	$ 1,599,247	$ 2,046,886	$2,709,194
Board, professional fees, and public company costs	857,556	781,330	873,864
Indirect financing costs	-	-	35,865
Premises and administrative overhead	800,626	753,380	842,994
Business development	240,356	382,146	257,465
Bolivia/Colombia overhead	-	35,347	241,579
Total G&A	3,497,785	3,999,089	4,960,961

G&A expenses decreased by $501,304, or 13%, in 2019 compared to 2018 for the following reasons:

●
salaries, benefits and consulting charges decreased $447,639, or 22%, due primarily to a change to a lower cost mix in corporate staff, two less headcount and allocation of direct salary costs to survey costs;

●
board and professional fees and public company costs increased $76,226, or 10%, due primarily to higher professional fees paid in connection with the Nigerian SFD® Survey and higher insurance costs given the increased business activity (partially offset by termination costs to suspend the Advisory Board in 2018);

●
premises and administrative overhead increased $47,246, or 6%, due primarily to increased costs related to the improvement of the Company's information systems security;

●
business development costs decreased $141,790, or 37%, due primarily to Company resources focused on first the negotiation and then the implementation of the Nigerian SFD® Survey; and

●
Bolivian overhead costs decreased by $35,347, or 100%, as the Company officially closed its offices and ceased operations in that country in Q4-18.

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

Total G&A for 2017 was $5.0 million which was $0.7 million lower than 2016. G&A within the six individual expense categories noted above reflect several factors:

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

Stock-Based Compensation Expense (“SBCE”) –

SBCE varies in any given quarter or year as it is a function of several factors including the number of stock options issued in the period and the period of amortization (based on the term of the contract and/or number of years for full vesting of the options, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price.

SBCE in 2019 was lower compared to 2018 by $342,345. In Q1 2018, 333,333 options vested resulting in substantial SBCE. In 2019, most options previously issued by the Company had vested resulting in minimal SBCE, partially offset by 100,000 options awarded to a consultant.

SBCE was lower in 2018 versus 2017 as significant unvested options were forfeited and almost all remaining options were fully vested early 2018.

There was a lower average number of options outstanding at the end of 2017 (total of 1,648,667 as compared to 3,321,001 at the end of 2016).

Amortization expense – consists of the following amounts:

	2019	2018	2017
Amortization of:
Property and equipment	$96,448	$105,534	$212,841
Intellectual property	1,684,733	1,684,733	1,684,735
	1,781,181	1,790,267	1,897,576

Property and equipment and related amortization expense. Property and equipment additions in 2019 was for acquiring and installing in its aircraft a new transponder technology known as ADS-B. The U.S. Federal Aviation Administration (the "FAA") and European Aviation Safety Agency have mandated that all aircraft flying in designated controlled airspaces must be equipped with ADS-B by January 1, 2020 (US airspace) and June 7, 2020 (European airspace). Total costs for installing the ADS-B was approximately $208,000. This amortization was offset as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets. In prior years most of our capital investment in property and equipment was in computer hardware, which is amortized on a 30% declining balance basis, such that amortization is high in the initial year of capital investment. Since 2016, annual capital spending has been minimal, resulting in declining levels of amortization expense.

Intellectual property and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's Chairman, President and Chief Executive Officer, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are being amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to ongoing tests of potential impairment of the recorded net book value. No impairments were recognized in 2019, 2018 or 2017.

Other Expense (Income)

	2019	2018	2017
Interest expense (income), net	$(20,684)	$(62,004)	$4,485
Foreign exchange (gain) loss	233,232	(19,852)	69,676
Intellectual property, R&D and ARO	56,833	(43,428)	91,370
Gain on extinguishment of liability	-	(185,661)
	269,381	(310,945)	165,531

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted by interest expense from financial lease obligations. Since January 1, 2019 interest on finance leases is included in this account under the new lease accounting standard. 2019 interest (income) expense net was $41,320 less than 2018, as lease interest expense has offset income earned on guaranteed investment certificates.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US dollars and CDN dollars. The foreign exchange (gain) loss for the periods was primarily caused by the translation of assets and liabilities in the Canadian Company which were held in US$. The Company held significant assets in US dollars at December 31, 2019, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At December 31, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared to May 2019 when several of the US dollar assets were initially recorded. The Company does not currently have the ability to enter hedging contracts, but uses strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

Intellectual property, R&D and ARO – this total includes costs incurred for the following:

	2019	2018	2017
Intellectual property, R&D and ARO	$56,833	$ (43,428)	$86,604
TSX Listing	-	-	-
Other, net	-	-	4,766
	56,833	(43,428)	91,370

This category includes primarily costs related to IP filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

In 2019, the Company's IP, R&D and ARO expenses related mostly to costs associated with the validation process for certain European SFD® patents. In 2018, these costs were negative as the Company renegotiated fees from a provider of R&D services.

In 2018, the Company's Intellectual property and R&D expenses were negative as it incurred less costs from a provider of services than originally estimated. The Company also updated estimates for several asset retirement obligations related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations were significantly reduced in Q4-18.

Gain on Extinguishment of Liability - In Q3-18, the Company determined that liabilities it had recorded before 2005 were no longer payable. As a result, a gain of $185,661 was recorded in other income on the extinguishment of the liability. No cash was paid to settle the liability.

For 2017 YTD, other expenses consisted primarily of costs incurred to secure a patent for SFD® in the U.S. and to continue to develop SFD® technology.

For 2017, Intellectual property and R&D costs consisted primarily of costs incurred to secure a patent for SFD® in the U.S. and to continue to develop SFD® technology.

Other expenses includes primarily discretionary costs related to intellectual property / patent filings and R&D activity related to the SFD® technology.

We currently have no other outstanding derivative financial instruments, such as foreign currency hedges.

Income tax expense – There was no income tax expense in 2019 or 2018.

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

A total net income tax was recognized as follows:

	2019	2018	2017
Foreign with-holding taxes incurred	$-	$-	$75,545
	-	-	75,545
Foreign corporate taxes incurred	-	-	-
Less portion accrued at Dec 2015	-	-	-
Corporate income tax expense – foreign	-	-	75,545
	-	-	75,545
Deferred tax recovery	-	-	-
Net tax expense (recovery)	-	-	75,545

At the end of 2019, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2039) and other resource deductions totaling approximately $39.4 million.

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

	Q4-19	Q3-19	Q2-19	Q1-19
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Survey revenue	$-	$1,021,532	$10,954,617	$-
Net income (loss)	(1,775,287)	(774,373)	8,085,888	(1,763,320)
Income (loss) per share - basic	(0.03)	(0.01)	0.12	(0.03)
Income (loss) per share - diluted	(0.03)	(0.01)	0.11	(0.03)

	Q4-18	Q3-18	Q2-18	Q1-18
	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Survey revenue	$-	$-	$-	$-
Net income (loss)	(1,392,716)	(1,660,031)	(1,961,114)	(1,954,650)
Income (loss) per share - basic	(0.02)	(0.02)	(0.03)	(0.03)
Income (loss) per share - diluted	(0.02)	(0.02)	(0.03)	(0.03)

Significant or Unusual Items Impacting Net Income (Loss):

In Q4-19, SBCE was lower as most outstanding options were fully vested. In Q3-19, NXT recognized $1,021,532 of revenue for services rendered in connection with the Nigerian SFD® Survey, compared to $10,954,617 in Q2-19. There were no revenues in the previous five quarters, rather, the Company incurred net losses in each due primarily to survey costs (related to aircraft lease and aircraft maintenance costs), G&A expenses and non-cash items like SBCE, which can be a significant expense in any given quarter, as detailed more specifically below:

●
in Q1-19, survey costs were higher due to scheduled maintenance on the aircraft and significant legal and contract negation costs in preparing for the Nigerian SFD® Survey;
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

B.
Liquidity and capital resources.

Going Concern

The consolidated financial statements for 2019 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NXT's financial statements for 2018 included disclosure related to the use of the "going concern" basis of presentation. In 2019, NXT has had positive cash flow from operations which has resulted in a significant strengthening of the Company's liquidity and working capital position. As a consequence, management is of the view that removal of the "going concern" disclosure in respect of its 2019 disclosure is warranted on the basis than the Company currently has sufficient funds to maintain operations for the next 12 months as of the date of these financial statements.

In the preparation of the 2019 financial statements, management determined that there are no existing conditions or reasonably foreseeable events that raise substantial doubt about the Company's ability to continue as a going concern. However, NXT's future financial results and its longer term success remains dependent upon the ability to continue to attract and execute client projects to build its revenue base. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company's longer-term success remains dependent upon its ability to convert these opportunities into successful contracts and to continue to attract new client projects and expand the revenue base to a level sufficient to exceed fixed operating costs and continue to generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

NXT's cash and cash equivalents plus short-term investments at December 31, 2019 totaled $6.64 million. Net working capital totaled $7.13 million.

As NXT is operating on a going concern basis, NXT's short-term ability to generate sufficient cash depends on the success of signing contracts and receiving advance payments pursuant to the terms of such agreements. NXT's longer-term success remains dependent upon our ability to continue to attract new client projects and expand the revenue base to a level sufficient to exceed G&A expenses and generate excess net cash flow from operations. Proceeds from past equity financings have been used to provide NXT with funds to pursue, close and implement commercial transactions currently in negotiation, develop additional revenue streams including multi-client data sales and strategic partnerships and for general corporate and net working capital purposes.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through our normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

In 2019, NXT continued to make progress in strengthening its liquidity and net working capital by completing the Nigerian SFD® Survey and reducing corporate costs by reducing the number of staff and by implementing new human resource policies to reduce staffing costs. Please see the discussion under "Summary of Operating Results – General and Administrative Expenses" for the results of these cost reductions.

As of the date of this 20-F, NXT has sufficient funds to maintain its operations for more than 12 months. The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments.

If the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

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

NXT had no secured debt and had net working capital of $7,129,182 as at December 31, 2019 as follows:

	December 31,	December 31,	net change
	2019	2018	in 2019
Current assets (current liabilities):
Cash and cash equivalents	$2,858,245	$ 339,532	$2,518,713
Short-term investments	3,781,512	3,900,000	(118,488)
	6,639,757	4,239,532	2,400,225
Accounts receivable	1,384,315	61,279	1,323,036
Note receivable	324,700	-	324,700
Prepaid expenses and deposits	97,132	65,159	31,973
Accounts payable and accrued liabilities	(448,928)	(499,535)	50,607
Contract obligations	(131,386)	-	(131,386)
Current portion of capital lease obligation	(736,408)	(42,603)	(693,805)
Net Working Capital	7,129,182	3,823,832	3,305,350

The increase in net working capital in 2019 was due to recognizing accounts receivable, cash from the Nigerian SFD® Survey and the note receivable in respect of the Loan Arrangement. This increase was offset due to the recognition of the current portion of lease obligations under ASC Topic 842 ("Topic 842") and contract obligations (deposit) received from AGV for the Co-operation Agreement.

Sources and uses of cash

The overall net changes in cash balances in each of the periods noted above is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments. Further information on the net changes in cash, by each of the operating, financing and investing activities, at the end of the periods, for the last three fiscal years is as follows:

For the year ended December 31	2019	2018	2017
Cash provided by (used in):
Operating activities	$ 4,078,427	$ (6,043,919)	$ (5,464,679)
Financing activities	(1,385,787)	9,176,839	2,022,943
Investing activities	(173,927)	(2,960,006)	3,117,858
Net cash inflow (outflow)	2,518,713	172,914	(323,878)
Cash & cash equivalents, start of the year	339,532	166,618	490,496
Cash & cash equivalents, end of the year	2,858,245	339,532	166,618

Cash & cash equivalents	2,858,245	339,532	166,618
Short-term investments	3,781,512	3,900,000	950,000
Total	6,639,757	4,239,532	1,116,618

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

For the year ended December 31	2019	2018	2017
Comprehensive income (loss) for the year	$ 3,772,908	$ (6,968,511)	$(8,970,398)
Add back net non-cash expense and income items	1,777,580	1,782,762	2,676,705
	5,550,488	(5,185,749)	(6,293,693)
Change in non-cash working capital balances	(1,472,061)	(858,170)	829,014
Total cash provided by (used in) in operations	4,078,427	(6,043,919)	(5,464,679)

Operating cash flow increased by $10,122,347 in 2019 as compared to 2018 because of payments received from the Nigerian SFD® Survey net of payments for survey costs.

For 2018 and 2017, changes in operating cash flow was driven by the lack of revenue and incurred operating costs for the period.

Financing Activities

2019 – During the fourth quarter of 2019 the Company completed the TIB for $1,250,000 plus costs of $93,184 to repurchase 4,166,667 TIB Common Shares, at a price of $0.30 per. Also NXT recorded a net cash financing outflow of $42,603 in 2019 on payments for its finance leases.

2018 – During 2018 NXT recorded a net inflow of $9,176,839 as a result of proceeds received from the closing of tranches in the Private Placement.

2017 - NXT recorded a cash inflow of $2,019,865 in 2017 related mostly from the Rights Offering.

Investing Activities

2019 – Company acquired the new transponder technology known as ADS-B for its aircraft. Total costs for installing the ADS-B was approximately $208,000. Short-term investments in 2019 increased as the Company invested excess funds from operations into Guaranteed Investment Certificates.

2018 –Short-term investments increased as a result of the Private Placement funds.

2017 - The overall net cash source in investing activities of $3,117,858 for 2017 reflects these components:

●
On April 28th, 2017 NXT completed a sale and leaseback transaction on its’ Cessna Citation aircraft for $3,142,260 (US$2,300,000).

●
A use of $518,765 for deposits on the aircraft and building leases.

●
A source of $503,091 from a net decrease in cash invested in short-term investments

C.
Research and development, patents and licenses, etc.

Research and development, patents and licenses for NXT primarily includes costs related to intellectual property filings, research and development activity related to the SFD® technology and certain non-recurring project activities.

For 2019, the Company's expenses related mostly to costs associated with the validation process for certain European SFD® patents. In 2018, these costs were negative as the Company renegotiated fees from a provider of R&D services. In 2017 these costs were the result of acquiring patents.

D.
Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors.

As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB, then our next survey in Nigeria during 2019 was for US$8.9 million. At the date of this 20-F current external trends such as in commodity prices and Covid-19 could affect our operations for the current fiscal year. Please see Item 1 3B for a discussion on these risks.

E.
Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of the date of this MD&A other than office premise non-lease operating costs with Interloq Capital (the "Landlord"). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed under the heading "Liquidity and Capital Resources – Contractual Commitments". NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord.

F.
Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2019:

		less than	1 to 3	3 to 5	more than
	Total	1 year	years	years	5 years
Long-term debt	$-	$-	$-	$-	$-
Lease obligations:
Premises rent	2,102,840	358,712	734,370	734,370	275,388
Premises operating costs	1,278,949	222,069	445,002	445,002	166,876
Aircraft Lease	2,031,754	646,204	1,385,550	-	-
Office equipment	63,210	52,860	10,350	-	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	21,481	-	21,481	-	-
Total	5,498,234	1,279,845	2,596,753	1,179,372	442,264

G.
Safe Harbor.

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

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

The following sets forth information, including directorships in other reporting issuers, as of May 5, 2020, for our directors, executive officers and key employees:

George Liszicasz Calgary, Alberta, Canada Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the SFD® Technology and has been Chairman and Chief Executive Officer since the Corporation's inception in 1996. Mr. Liszicasz’ primary responsibilities, as the President and CEO, are to oversee all operations and to further develop the SFD® technology.

He holds an Electronics Engineer degree from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has extensive R&D body of work with various technologies, and 52 inventions.

Charles Selby Calgary, Alberta, Canada Director since January 2006
Mr. Selby holds a B. Sc. (Hons) in Chemical Engineering, a J.D. degree and is a registered Professional Engineer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities, international transactions in the energy business and corporate finance matters.  Since leaving the practice of law,   Mr. Selby was a Vice President of Pengrowth Corporation, the Administrator of Pengrowth Energy Trust, for almost 20 years.  He also has served on the board and in management of a number of reporting issuers including Arakis Energy, which had operations in the Sudan, and other issuers in the oil and natural gas industry.

He is currently the president and a director of Wildcat Royalty Corporation and Caledonian Midstream Corporation, private entities which are involved in oil & gas production and the midstream oil and gas business primarily in the Province of Alberta.  He is a director of Caledonian Global Corporation, an international company with royalty interests Vietnam and Chairman and CEO of Montana Exploration Corp. (formerly AltaCanada Energy Corp.) an oil and gas company.

Mr. Selby is the Lead Director of NXT.  He is also Chair of NXT's Compensation Committee and a member of the Audit, Disclosure, and Strategic Planning Committees.

Mr. Selby also served as the Company's Interim Chief Financial Officer from December, 2017 to January, 2018.

John Tilson Montecito, California, USA Director since February 2015
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

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the long-range planning committee, for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Board’s Strategic Planning Committee, and a member of the Compensation, Governance and Audit Committees.

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a Barrister and a Solicitor, since his call to the Bar in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy and energy related matters throughout the Middle East, North Africa, the CIS, Asia and South America.

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

Bruce G. Wilcox New York, New York, USA Director since June 2015
Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner, and Chairman of the Management Committee. Mr. Wilcox specialized in Cumberland's investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 to $1.5 billion.

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

Mr. Wilcox is the chair of the Board's Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

Frank Ingriselli Danville, California, USA Director since September 2019
Mr. Ingriselli has over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

Mr. Ingriselli has over 40 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development.  While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and CEO of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations, where he directed Texaco's global initiatives in exploration and development.  During his tenure, Mr. Ingriselli, also led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

From 2005 to 2018, he was the founder, President, CEO and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges.  From 2016 through 2019, Mr. Ingriselli was the founder, President and CEO of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the U.S. for development purposes.

Currently Mr. Ingriselli is the President of Indonesia Energy Corporation and is a member of the Board of Directors of DataSight Corporation.  Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.

Mr. Ingriselli graduated from Boston University with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance and a J.D. from Fordham University School of Law.

Mr. Ingriselli is a member of NXT’s audit committee.

Eugene Woychyshyn Calgary, Alberta, Canada VP Finance and CFO since December 2018
Mr. Woychyshyn originally served as a consultant to NXT since late November 2017 providing controllership services. Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia. He has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning. In almost ten years as an expatriate with assignments in Norway, China, the U.S. and South East Asia he developed international business competencies.

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons.) from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.

Mr. Woychyshyn is a member of the Disclosure Committee.

None of the directors or executive officers is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as discussed below.

Charles Selby was previously a member of the board of directors of Wellpoint Systems Inc. (“Wellpoint”, a reporting issuer on the TSX-V), which in 2011 had a Receiver appointed by the Court of Queen’s Bench of the Province of Alberta on behalf of the holders of secured debts.  Wellpoint was subsequently wound up following a restructuring and sale of its operating assets.  Charles Selby was previously a member of the board of directors of Idaho Natural Resources Corp., which was cease-traded by the TSX Venture Exchange in December 2012 for failing to meet listing requirements.  A cease trade order was issued by the Alberta Securities Commission on May 4, 2018 against Montana Exploration Corp. (“MEC”) for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period.  Charlies Selby is the Chief Executive Officer of MEC.  The TSX Venture Exchange has announced that upon revocation of the Cease Trade Order, MEC’s shares will remain suspended until the company meets TSX Venture Exchange requirements.

None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Messrs. Tilson, Valentine, Ingriselli, and Wilcox are considered "independent" within the meaning of Canadian securities law.

B.
Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2019, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2019. All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2019:

Name & Principal Position	Salary	Stock Options	Vacation (1)	Other (2)	Total
George Liszicasz, President & CEO (4)	$274,800	$-	$-	$11,145	$285,945
Eugene Woychyshyn, VP of Finance & Chief Financial Officer(6)	$174,167	$-	$-	$1,227	$175,394

(1) “Vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.
(2) “Other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits and parking.
(3) Salary and other totals exclude the cash portion of fees earned as Board Members, $35,000 for Mr. Liszicasz.
(4) Mr. Eugene Woychyshyn became the Corporate Controller as of November 1, 2018, the Interim Chief Financial Officer from December 1, 2018 and then the VP-Finance, Chief Financial Officer as of August 1, 2019.

(See Item 6.E “Share Ownership” for details regarding stock options granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares. New members who join the Board receive a separate grant of stock options (with entitlement to exercise vesting over a 3 year period) in the year of joining the Board. There were was one new Board member in 2019 and no options were granted to Board members.

In 2019, the directors each individually elected to receive cash as payment of Board fees earned for the year. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee.) Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2019 is summarized as follows:

2019
George Liszicasz	$35,000
Charles Selby	30,000
Bruce G. Wilcox	35,000
Tom Valentine	30,000
John Tilson	30,000
Frank Ingriselli	9,750

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Selby, Ingriselli, and Tilson. Messrs. Wilcox (Chair), Ingriselli, and Tilson are independent and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

Bruce G. Wilcox

Mr. Wilcox holds a Master of International Management from the American Graduate School of International Management in Phoenix. His career as an investment company CEO, analyst and portfolio manager was spent primarily with Cumberland Associates, LLC, and a New York equity fund, where he was a partner, and served as Chairman of the Managing Committee. He has previously served as audit committee chair of a publicly traded company.

Charles Selby

Mr. Selby is both a lawyer and Professional Engineer, with past legal experience specializing in securities and corporate finance matters.  He has served on the board or in senior management roles with a number of private firms as well as reporting issuers in the oil and natural gas industry.

Mr. Selby has previously served on the audit committees of Alta Canada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.).

John Tilson

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

Frank Ingriselli

Mr. Ingriselli graduated from Boston University with a B.S. in business administration. He also earned an M.B.A. from New York University in both finance and international finance and a J.D. from Fordham University School of Law.

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

●
for engagements not on the pre-approved list, the Audit Committee has delegated to the Chair of the Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 (annual aggregate total) subject to reporting to the Audit Committee, at its next scheduled meeting; and

●
for engagements not on the pre-approved list and with expected costs greater than $50,000 (annual aggregate total), the entire Audit Committee must approve this service, generally at its next scheduled meeting.

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

D.
Employees

Fiscal year ended December 31, 2019

As of the fiscal year ended December 31, 2019, we had a total of 10 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2019:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	-	2
Operations and technical development	6	-	6
Total	10	-	10

All of the above noted staff are based in Calgary, Canada. The 6 operations and technical development staff includes one research scientist holding a Ph.D. and 3 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2018

As at December 31, 2018, we had a staff of 11, all based in Calgary, as follows:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	3	-	3
Operations and technical development	6	-	6
Total	11	-	11

All of the above noted staff are based in Calgary, Canada. The 6 operations and technical development staff included one research scientist holding a Ph.D. and 3 geoscientists.

E.
Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the Company’s AGM held on June 25, 2019. Pursuant to this Plan, all stock option grants must be approved by the Board of directors of the Company. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Corporation, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

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

The RSU’s are generally issued with a three year vesting where they shall vest at the end of each of the first three years following the grant date. The price is determined on the vesting date.

The Deferred Share Unit Plan (the ”DSU Plan”) was approved and ratified by the shareholders at the Company’s annual meeting on June 25, 2019. The DSU Plan is a long-term incentive plan that permits the grant of deferred share units ("DSUs") to qualified directors, as determined by the Board in its absolute discretion (collectively, the "Designated Participants"). Designated Participants are required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer or fee in the form of DSUs. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to Shareholder approval of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

The following stock options and DSUs were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2019, 2018 and 2017 and to date to May 5, 2020. No RSUs have been granted to date.

In 2019 and to date in 2020:

●
A total of 16,573 DSUs were granted on March 31, 2020 to a director of the Company.

In 2018:

●
A total of 1,000,000 stock options with an exercise price of $1.13 per common share were granted in February 2018 to the new Chief Financial Officer. These options were forfeited on December 30, 2018.

●
A total of 150,000 stock options with an exercise price of $0.59 per common share were granted in November 2018 to the new Corporate Controller.

In 2017:

●
No options were granted in 2017.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of May 5, 2020. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of May 5, 2020)

Name and Position	Exercise Price	Option Grant Date	Option Expiry Date	# of options held	% of total outstanding options

Eugene Woychyshyn	$0.59	01-Nov-18	01-Nov-23	150,000
V-P Finance & CFO				150,000	16.1%

Charles Selby	$1.50	22-Jul-16	22-Jul-21	50,000
Director				50,000	5.4%

John Tilson	$2.10	16-Sep-15	16-Sep-20	150,000
Director	$1.73	10-Dec-15	10-Dec-20	25,600
	$1.48	14-Jul-16	14-Jul-21	15,000
	$1.45	21-Dec-16	21-Dec-21	15,000
				205,600	22.0%

Thomas Valentine	$1.48	14-Jul-16	14-Jul-21	7,500
Director	$1.45	21-Dec-16	21-Dec-21	7,500
				15,000	1.6%

Bruce G. Wilcox	$2.10	16-Sep-15	16-Sep-20	150,000
Director	$1.73	10-Dec-15	10-Dec-20	17,000
	$1.48	14-Jul-16	14-Jul-21	15,000
	$1.45	21-Dec-16	21-Dec-21	15,000
				197,000	21.1%

Total number of stock options held by officers and directors				617,600	66.2%

Charles Selby currently has 16,573 DSUs.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of

May 5, 2020 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares within 60 days of May 5, 2020 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 64,406,891 common shares issued and outstanding as of May 5, 2020. This total of 64,406,891 excludes all outstanding options and warrants that are exercisable within 60 days of May 5, 2020 (which is adjusted for each individuals’ % purposes as noted in footnote 4 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at May 5, 2020	Percent of Common Shares 4
Directors and Officers:
George Liszicasz 1 & 2	15,014,617	23.31%
Charles Selby 1	458,161	* 3
John Tilson 1	3,832,850	5.95%
Thomas E. Valentine 1	15,000	* 3
Bruce G. Wilcox 1	562,000	* 3
Eugene Woychyshyn 2	146,200	* 3
Total D & O Common Shares	20,028,828	31.10%
Major Shareholders (> 5%):
Alberta Green Ventures Limited Partnership	6,764,945	10.50%
Mork Capital Management, LLC.	5,717,420	8.88%

1
Director of NXT
2
Officer of NXT
3
Beneficially owns less than one percent of the total outstanding common shares.
4
For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of May 5, 2020 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

	common	vested &
	shares	exercisable	Pro forma
	held	options	total

Liszicasz	15,014,617	-	15,014,617
Selby	408,161	50,000	458,161
Tilson	3,627,250	205,600	3,832,850
Valentine	-	15,000	15,000
Wilcox	365,000	197,000	562,000
Woychyshyn	46,200	100,000	146,200
	19,461,228	567,600	20,028,828

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.
Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares to his former spouse by March 31, 2020.
2.
Since May 5, 2019 Mr. Liszicasz, Mr. Tilson, and Mr. Wilcox acquired common shares in acquisitions on the public markets.
3.
In December 2019 the Company completed the $1,250,000 targeted issuer bid, purchasing for cancellation 4,166,667 common shares in the capital of the Company from AGV, representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019, at a price of C$0.30 per Common Share.
4.
In July 2018, the company completed the Private Placement with AGV. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810. As a result of the Private Placement, a total of 10,264,946 common shares and a total of 3,421,648 warrants were issued to the Subscriber. As of October 31, 2019 AGV’s 3,421,648 warrants (“Warrants”) expired.

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

B.
Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2019 through the current date, May 5, 2020:

●
Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in this period.
●
One of the members of NXT’s Board of directors, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2019, NXT incurred legal expenses of $276,261 with this firm, for which a total of $146,197 is included in accounts payable as at December 31, 2019. Norton Rose Fulbright continues to provide legal services to NXT. In 2020 as of the report date, total fees incurred are $87,513 for which $104,694 is still outstanding.
●
There were no stock options to acquire common shares of the Company exercised in 2019 by persons who were directors or officers of NXT as at the date of their exercise.
●
In the fourth quarter of 2019 the Company completed the $1,250,000 targeted issuer bid, purchasing for cancellation 4,166,667 common shares.
●
In February 2019, NXT entered into a Co-operative Agreement with AGV, for AGV to bring to proposal up to three SFD® surveys for cooperation with the Company within two years. The Co-operative Agreement is based on a cost-plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys. The Company received a US$100,000 non-refundable deposit paid in connection with the Co-operative Agreement in the second quarter of 2019. Pursuant to the Co-operation Agreement, the deadline to complete at least one of three SFD® surveys is June 30, 2020.
●
In September 2019, the Company advanced US$250,000 (the "Principal Amount") to AGV for the purpose of furthering the shared objectives of NXT and AGV under the Co-operation Agreement. On April 13, 2020, NXT elected to receive and directed AGV to deliver US$250,000 as repayment of the Principal Amount (the "Principal Repayment).
●
Common share purchase warrants held by AGV have expired as of October 31, 2019.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2019 consolidated financial statements, except as otherwise disclosed therein.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B.
Significant Changes.

As of May 5, 2020, there have not been any significant subsequent events which have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2019. NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2020 will be released in mid-May, 2019.

ITEM 9.
THE OFFER AND LISTING

A.
Offer and listing details.

Our common shares are currently quoted in the U.S. on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX under the symbol “SFD”. There have been no trading suspensions over the last three years.

B.
Plan of distribution.

Not applicable.

C.
Markets.

Our common shares are currently quoted in the U.S. on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX-V under the symbol “SFD.V” (to March 21, 2016) and on the TSX under the symbol “SFD” effective from March 22, 2016, and in Europe on the Frankfurt and Berlin Exchanges (both of these listings are inactive) under the symbol “EFW”.

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

C.
Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein. Please see Item 4. B for description of the AGV Co-operative Agreement, the AGV Notes Receivable, the Targeted Issuer Bid, and the Nigerian SFD® survey with PE Energy. Also see Item 3. D for a description of the Sales Leaseback contract.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special accounting rules; or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2019. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

In addition, in any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. A failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC under Section 1297 of the Code if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the shares and with respect to gain from the disposition of shares. An “excess distribution” generally is defined as the excess of distributions with respect to the shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the shares ratably over its holding period for the shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of shares, and the availability of certain U.S. tax elections under the PFIC rules.

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

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

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

F.
Dividends and paying agents.

Not applicable.

G.
Statement by experts.

Not applicable.

H.
Documents on display.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We intend, although we are not obligated to do so, to furnish when requested by our shareholders quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders. For additional information on the Company, please consult our website at www.nxtenergy.com, or the SEDAR website at http://www.sedar.com.

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

ITEM 11.0
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2019 and to date in 2020, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

We currently hold our cash in both Canadian and United States of America currency, as we generally bill revenues in U.S. currency, and periodically hold certain short-term monetary assets and liabilities in other foreign currencies. Any transaction in a currency other than the Canadian dollar exposes NXT to the impact of exchange rate fluctuations between the Canadian and the foreign currencies. We do not currently engage in hedging activities to mitigate the effects of foreign currency fluctuation, and are reviewing opportunities to do so.

As at December 31, 2019, we held U.S dollar cash and short term investments totaling US$2,436,411. Accordingly, a hypothetical 10% change in the value of one U.S. dollar expressed in Canadian dollars as at December 31, 2019 would have had a $243,641 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

As at December 31, 2019, we held a total of $6,639,756 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2019 would have resulted in approximately a $66,398 change in interest income for the year.

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

Disclosure Controls and Procedures

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

As of December 31, 2019, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2019. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2019 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

●
due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties – NXT mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues – NXT mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

Notwithstanding NXT’s efforts to mitigate the risks associated with the above-mentioned deficiencies, the CEO and CFO concluded that the Company's ICFR are not effective and as a result its DCP are not effective as at December 31, 2019. NXT reached this conclusion based upon their assessment that there is more than a remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in our consolidated financial statements. NXT has therefore further taken on a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which we continue to expect to see benefits over the course of 2020.

It should be noted that a control system, including the Company’s DCP and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met and it should not be expected that the DCP and ICFR will prevent all errors or fraud.

Changes in Internal Controls

The small size of the Company's finance team has resulted in control deficiencies in maintaining DCPs and ICFR that in turn have led to a recurrence of previously identified deficient disclosure.  Given the small size of the Companies finance team and in order to improve ICFR moving forward, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased engagement of external consultants and legal counsel as well.

NXT's efforts to mitigate the risks associated with the above-mentioned deficiencies has resulted in continuous improvements in its DCPs. The Responsible Officers concluded that, as at December 31, 2019, the Company's ICFR have improved, but are still not effective and as a result its DCPs are still not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. NXT continues a process of continuous improvement in financial reporting and disclosure policies and responsibilities from which the Company expects to see continued benefits in 2020. The Responsible Officers continue to take certain actions to remediate these material weaknesses including: (i) the implementation of new controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the Company has appointed its Corporate Controller as the new Chief Financial Officer as of August 1, 2019. The Chief Financial Officer engages subject matter consultants as the need arises.

The new controls over financial reporting and disclosure policies and responsibilities have been performed over seven quarterly periods. Material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and Responsible Officers have concluded through testing that these controls are operating effectively.

It should be noted that a control system, including the Company's DCPs and ICFR procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2019.

ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Wilcox (Chair), Ingriselli, Selby and Tilson. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and Messrs. Wilcox, Ingriselli, and Tilson are “independent” directors, as that term is defined under the listing standards of NASDAQ.

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

During 2019, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2019 and 2018.

	2019	2018
Audit fees	$136,470	$126,810
Tax fees	18,340	5,510
Total fees	154,810	132,320

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

ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Shares	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 15, 2019 – December 9, 2019	4,166,667	$.30	4,166,667	0

Targeted Issuer Bid

Between November 15, 2019 (the "TIB Commencement Date") and December 9, 2019 (the "TIB Completion Date"), NXT purchased for cancellation an aggregate of 4,166,667 Common Shares, representing approximately 6.08% of the 68,573,558 Common Shares outstanding as at the TIB Commencement Date. The purchase price of $0.30 per Common Share represented a discount of approximately 22.9% relative to the market price of $0.389 per Common Share as at the TIB Commencement Date. Gross proceeds received by AGV totaled approximately $1,250,000.00, representing approximately 6.1% of the Company's market capitalization of approximately $26,675,114.062 as at the TIB Commencement Date.

The terms of the Targeted Issuer Bid also provided that the 3,421,648 Warrants expired effective October 31, 2019, and that certain deadlines under the Co-operation Agreement be extended. AGV's registered ownership in the Company was reduced from 10,264,946 Common Shares and 3,421,648 Warrants, representing, on a fully diluted basis, approximately 20.0% of the 68,573,558 issued and outstanding Common Shares as at the TIB Commencement Date, to 6,098,279 Common Shares and nil Warrants, representing approximately 9.5% of the 64,406,891 issued and outstanding Common Shares as at the TIB Completion Date.

By strategically acquiring its Common Shares for cancellation in a private transaction at a discount to the then current market price, the Company improved the equity position of its other shareholders and provided AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement, while also avoiding a substantial decrease in the market price and liquidity of the Common Shares reasonably expected if AGV were to sell a substantial portion of its equity position into the open market.

The Targeted Issuer Bid was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under applicable securities laws as neither the fair market value of the Common Shares (approximately $1,620,833.46) nor the consideration received by AGV for the Common Shares (approximately $1,250,000.00) exceeded 25% of the Company's market capitalization at the TIB Commencement Date (approximately $26,675,114.06).

ITEM 16F.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.
CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.
MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.
FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles and included in Item 18 to this annual report.

ITEM 18.
FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes have been prepared in accordance with U.S. generally accepted accounting principles.

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

1.6	Amendment to the Articles of NXT Energy Solutions Inc. (incorporated by reference to Item V of Exhibit 99.1 to Form 6-K as filed on September 20, 2013)
1.7	NXT Energy Solutions Inc. By-Law No. 1 (incorporated by reference to Schedule “D” to Exhibit 99.2 to Form 6-K as filed on September 20, 2013)
2.1	Description of Securities
4.1
Form of Indemnification Agreement between NXT Energy Solutions Inc. and each of its Directors and Executive Officers (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2019
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz
       George Liszicasz
       Director, Chairman, Chief Executive Officer and President

Dated: May 5, 2020