Form 20-F
period 2020-12-31
NXT Energy Solutions Inc.
filed 2021-05-03
CIK 1009922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

 (Mark One)

[ ]
Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

[ X ]
Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2020.

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

64,437,790 common shares outstanding as of December 31, 2020 (64,514,921 common shares outstanding as of April 30, 2021)

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

ITEM 3.
KEY INFORMATION

A.
Selected financial data.

The following historical financial information should be read in conjunction with the section entitled “Operating and Financial Review” (see Item 5 herein) and our audited consolidated financial statements and related notes, which are included elsewhere in this document. The consolidated statements of income (loss) data for the years ended December 31, 2020, 2019, and 2018 and selected consolidated balance sheet data as of December 31, 2020 and 2019 are derived from and qualified by reference to, our audited consolidated financial statements that are included elsewhere in this Form 20-F. The consolidated statements of income (loss) data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, are derived from our previously filed audited consolidated financial statements (which are not included in this Form 20-F).

Effective for the year ended December 31, 2020, the Company has presented stock based compensation expense of $168,416 within general and administrative expenses and has recorded an immaterial correction to classify the stock based compensation expense for the 2019, 2018, 2017 and 2016 comparative years of $43,809, $386,154, $581,356 and $790,500, respectively, to be presented within general and administrative expenses. While ASC 718 does not identify a specific line item in the income statement for presentation of the expense related to share based compensation arrangements, the SEC has released guidance under SAB Topic 14.F that the expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  The Company’s presentation conforms to this guidance.

During 2020 the Company determined that the full amount previously presented in accumulated other comprehensive income of $710,934 related to cumulative translation adjustment associated with foreign subsidiaries that were substantially liquidated prior to fiscal year 2016. Thus the Company has recorded an immaterial correction to reflect the release of the cumulative translation adjustment to earnings prior to the opening balance sheet by eliminating the accumulated other comprehensive income balance of $710,934 ($710,935 in 2016) and decreasing the deficit by the same amount.

INCOME (LOSS) & COMPREHENSIVE INCOME (LOSS)

(expressed in Canadian Dollars)	2020	2019	2018	2017	2016
Survey revenues	$136,566	$11,976,149	$-	$-	$1,447,269
Operating expenses
Survey costs	1,091,587	2,611,086	1,103,946	1,289,429	1,157,185
General and administrative	3,341,010	3,541,594	4,385,243	5,542,317	6,435,959
Amortization expense	1,780,806	1,781,181	1,790,267	1,897,576	2,104,864
	6,213,403	7,933,861	7,279,456	8,729,322	9,698,008
Other expense (income)
Interest expense (income), net	(11,535)	(20,684)	(62,004)	4,485	(17,254)
Foreign exchange (gain) loss	(76,029)	233,231	(19,852)	69,676	272,713
Other expense (income)	10,402	56,833	(43,428)	91,370	218,853
Gain on extinguishment of liability	-	-	(185,661)	-	-
	(77,162)	269,380	(310,945)	165,531	474,312
Income (loss) before income taxes	(5,999,675)	3,772,908	(6,968,511)	(8,894,853)	(8,725,051)
Income tax expense (recovery)	-	-	-	75,545	374,511
Net income (loss) and comprehensive income (loss) for the year	(5,999,675)	3,772,908	(6,968,511)	(8,970,398)	(9,099,562)
Net income (loss) per share - Basic	$(0.09)	$0.06	$(0.11)	$(0.16)	$(0.17)
Net income (loss) per share - Diluted	$(0.09)	$0.06	$(0.11)	$(0.16)	$(0.17)
Weighted average # of common shares outstanding
Basic	64,409,170	68,156,059	65,455,325	54,523,113	53,562,155
Diluted	64,409,170	68,156,059	65,455,325	54,523,113	53,562,155

# of common shares outstanding	64,437,790	64,406,891	68,573,558	58,161,133	53,856,509

Balance Sheet Data
(expressed in Canadian Dollars)

	2020	2019	2018	2017	2016
Working capital (deficiency)	$2,732,977	$7,129,182	$3,823,832	$(318,166)	$1,703,510

Current assets	4,074,487	8,445,904	4,365,970	1,284,008	2,316,341
Deposits	526,561	535,554	560,341	518,765	-
Property and equipment, net	707,326	677,647	683,157	778,685	3,348,557
Right of use assets	2,415,430	3,063,769	-	-	-
Intellectual property, net	16,285,333	17,970,067	19,654,800	21,339,533	23,024,268
Total assets	24,009,137	30,692,941	25,264,268	23,920,991	28,689,166

Current liabilities	1,341,510	1,316,722	542,138	1,602,174	612,831
Long-term liabilities	1,919,018	2,691,217	510,661	741,408	264,775
Total liabilities	3,260,528	4,007,939	1,052,799	2,343,582	887,606

Shareholders’ equity:
Common shares	95,327,123	95,313,064	96,656,248	88,121,286	85,966,393
Preferred shares	-	-	-	-	-
Contributed capital	9,355,716	9,306,493	9,262,684	8,195,075	7,613,719
Deficit	(83,934,230)	(77,934,555)	(81,707,463)	(74,738,952)	(65,768,552)
Total equity	20,748,609	26,685,002	24,211,469	21,577,409	27,811,560
Total liabilities and equity	24,009,137	30,692,941	25,264,268	23,920,991	28,689,166

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

Covid-19 (2019-nCoV/COVID-19) Pandemic

As of the date of this 20-F the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office, or if necessary from home, all travel requires Board of Directors (the “Board”) approval, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of the consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

The Company began receiving the Canada Emergency Wage Subsidy (the “CEWS”) beginning with the April 2020 period and the Canada Emergency Rent Subsidy (the “CERS”) beginning with the October 2020 period. For the 2020 period the Company has recognized $0.29 million in CEWS subsidy and $0.06 million in the CERS. Funds from the CEWS and the CERS are being used to ensure staffing levels are maintained to continue to progress SFD® project discussions and marketing.

Our ability to continue operating.

The consolidated financial statements for December 31, 2020 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

NXT is still in the early stages of realizing wide-spread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company's operating results and financial position.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that this 20-F has been issued.

The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other general and administrative costs, and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

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

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2020, the Company held net U.S dollar assets totaling US$2,164,285. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2020 would have had an approximately $276,000 effect on the unrealized foreign exchange gain or loss for the year.

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

Certain duties that are most appropriately segregated between different employees are, due to our current limited staff, assigned to one or two individuals depending on the task.

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

We may periodically enter into related party transactions with our officers and directors. The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our CEO, President and Chairman wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration. In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015. On April, 18, 2021, the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources (please refer to Section 4.B for further discussion on geothermal resources). In addition to the related party transactions discussed elsewhere herein (i.e. the Co-operation Agreement, the Notes Receivable and the Targeted Issuer Bid), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT.

For a full history of the TTA see also Item 4. part A, “Information on the Company - History and development of the Company”, and Item 4. part B. “Information on the Company - Business Overview – Technology Transfer Agreement”.

Although we manage this potential conflict of interest risk through maintenance of a strong independent Board, all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to NXT shareholders.

For the period December 1, 2017 to January 31, 2018, Mr. Selby acted as the Interim CFO of the Company.

A single major shareholder who is also a Board member and an officer of the Company retains the ability to influence or control the Company, and this influence or control may result in a conflict of interest.

Mr. George Liszicasz, our CEO, is our largest shareholder and as of April 30, 2021 owns approximately 23% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

Controls do exist to mitigate any potential risks associated with this conflict of interest. Mr. Liszicasz adheres to a code of conduct, which includes a fiduciary responsibility to the Company, its shareholders and this conduct is governed by the independent Board directors who collectively represent a majority of the Board. Furthermore, all material related party transactions are disclosed publicly.

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

The Company put in place employment agreement with its President and CEO, Mr. Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology. We are working to minimize dependency on key personnel. Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions. Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals. In addition we are developing new algorithm that once completed and if successful, will reduce their reliance of these key persons in the interpretation of SFD® signals.

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

We have never paid any cash dividends on our common shares and we do not anticipate that we will pay any dividends in the foreseeable future. Our current business plan is to retain any future earnings to finance the expansion of our business. Any future determination to pay cash dividends will be at the discretion of our Board and will be dependent upon our consolidated financial condition, results of operations, capital requirements and other factors as our Board may deem relevant at that time.

Our right to issue additional capital stock at any time could have an adverse effect on your proportionate ownership and voting rights.

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares. We may issue these shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws. Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

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

So far, SFD® patents applications have been filed in nine (9) jurisdictions worldwide.  Thus far forty-four (44) patents have been granted: two (2) in U.S., and one (1) in each of the following countries: Canada, Japan, China, Russia, and Mexico. NXT has recently received confirmation of patents granted from the European Patent Office. This brings the total number of countries granting the patent to 44. The SFD® patents serve an important purpose beyond the protection they provide to the proprietary SFD® technology. Our patents also serve as an independent third-party verification of the scientific principles that form the basis of the SFD® process and its application.

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

We are organized under the laws of Alberta, Canada and substantially all of our assets are normally located in Canada. In addition, all but two of our current members of our Board and all of our officers are residents of Canada. As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

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

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At December 31, 2020, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

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

On April 18, 2021 the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration and geothermal resources.

Our business does not normally rely on significant capital expenditures other than period regulatory additions for the aircraft. As described in below in “Property and equipment and related amortization expense” a significant expenditure was incurred for acquiring and installing in its aircraft a new transponder technology known as ADS-B in 2019. For 2021, we do not anticipate further significant upgrades for the aircraft. For the last three fiscal years, the Company made capital expenditures for property and equipment of $nil (2020), $216,691 (2019) and $10,006 (2018). These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment.

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

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our President and Chief Executive Officer, Chairman and one of our largest shareholders. The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

Upon execution of the TTA, Mr. Liszicasz transferred to NXT all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration and on April 18, 2021 all his rights and entitlements to the SFD® technology for geothermal resources.

For further details of the TTA, see “Section 10.1” below.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration and geothermal resources.

SFD® sensors remotely respond to gravity perturbations and changes in subsurface stress regimes that are meaningful for oil and gas exploration and geothermal resources. These responses are captured as raw data that when interpreted, can provide an indirect method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with traps and reservoir accumulations. SFD® is highly effective in frontier and under-explored areas, in offshore or onshore environments and over any terrain. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with frontier exploration.

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing NXT to cover larger areas and more clients with minimum fixed cost. Our sales representatives continue to pursue SFD® opportunities in numerous regions including Africa, Latin America, the Middle-East and Southeast Asia. Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers and the creation of project case studies. In addition, NXT has now been granted patents or received patent allowance in 44 separate countries.

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

A summary of revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	Year ended December 31,
	2020	2019	2018
African and Middle East Markets	$-	$11,976,149	$-
Other	136,566	-	-
	136,566	11,976,149	-

North America Market

In February 2019, NXT entered into a Co-operative Agreement with one of its largest shareholders, Alberta Green Ventures Limited Partnership (“AGV”), to propose up to three SFD® surveys within two years. The Co-operative Agreement was based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

The fees payable by AGV were partially secured by a US$100,000 non-refundable deposit. As AGV did not complete at least one of three SFD® surveys by June 30, 2020. The non-refundable deposit was forfeited to NXT in 2020.

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

Asia Markets

In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and BGP Inc. to work together. It was extended for an additional two years in September 2020. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates.

African and Middle East Markets

In March 2019, the Company signed an US$8.9 million contract with PE to provide 5,000 line kilometers of SFD® surveys in Nigeria. As the Nigerian SFD® Survey was the Company's first project in Africa, the Company was required to deliver more than 10,000 pages of documents to Nigerian National Petroleum Company (the “NNPC”) and the Department of Petroleum Resources, a department under Nigeria's Ministry of Petroleum Resources, and complete a test flight as part of the qualification process which took seven months. Data acquisition operations were completed on May 1, 2019 and NXT's recommendations were delivered in the third quarter of 2019.

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

In December, 2020 the Company received a deposit of US$100,000 to sell pre-existing SFD® data. The SFD® data is expected to be delivered to the customer in the second quarter of 2021.

In March 2020, the Company signed a memorandum of understanding with an independent oil company with interests in East-Central Africa.

Other

Revenues for the year ended December 31, 2020 were the result in the recognition of a forfeited non-refundable deposit from AGV, payable pursuant to the Co-operation Agreement.

Notes Receivable

On September 6, 2019, NXT and AGV entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement and the Sales Representative Agreement. The note receivable was fully collected in the year.

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

In order to conduct our survey operations, we require the following:

●
Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary based air charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.

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

So far, SFD® patents have been granted in Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In summary, the total number of countries granting our patents is 44.  In addition, two more patent applications (in Brazil and India) are pending.  The patents serve an important purpose of the protection for our proprietary SFD® technology.  The patents also serve as multiple independent third-party recognitions of the technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

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

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (i.e. over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment than more traditional methods. An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development.

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

With our past experience in Nigeria, Canada, the U.S., Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose NXT to forfeiture of performance bonds.

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
¹On January 16th, 2017, the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”
In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we are in the process of closing the branch which should be completed in the second quarter of 2021.

D.
Property, plant and equipment.

Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $48,243 (including building operating costs) commencing in October 2015. See also Item 5.F “Contractual Obligations”.

Aircraft
In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”). The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price is US$1,450,000. When the aircraft is not needed for use by NXT, we seek to earn charter hire reimbursements from the aircraft through a third party, Air Partners.

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

Equipment

Our SFD® technology is comprised of three main components, detailed below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

●
Stress Field Detector – The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output. The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 22 SFD® sensors, consisting of six primary, eight secondary and eight research and development sensors, allowing multiple independent SFD® signals to be acquired at all points of a designed survey.

●
SFD® Signal Conditioning Unit – This self-contained unit contains electronic circuits for powering the sensors and for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

●
Data Acquisition System – This is used in conjunction with the SFD® sensor array on surveys. Our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

●
Interpretation Theatre – Once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote SFD® data interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey client's city.

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

A.
Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31,
	2020	2019	2018

Survey revenue	$136,566	$11,976,149	$-
Net comprehensive income (loss)	(5,999,675)	3,772,908	(6,968,511)
Net income (loss) per common share - basic	$(0.09)	$0.06	$(0.11)
Net income (loss) per common share - diluted	$(0.09)	$0.06	$(0.11)
Net cash generated by (used in) operating activities	(3,452,925)	4,052,406	(6,068,831)
Cash and short term investments	3,031,407	6,639,757	4,239,532
Total assets	24,009,137	30,692,941	25,264,268
Long term liabilities	1,919,018	2,691,217	510,661

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2020

●
Cash and short-term investments at December 31, 2020 were $3.03 million;
●
Survey revenues 2020 were $0.14 million;
●
A net loss of $6.00 million was recorded for 2020, including stock based compensation and amortization expenses of $1.78 million;
●
Cash flow used in operating activities was $3.45 million 2020;
●
Net loss per Common Share for 2020 was ($0.09) basic and diluted;
●
General and administrative ("G&A") expenses for 2020 as compared to 2019 decreased by $0.33 million or 9%, due primarily to the CEWS, the CERS, the Scientific Research and Development Credit ("SR&ED"), and less travel than in 2019; and
●
The Employee Share Purchase Plan commenced in Q4-20 with approximately 75% employee participation.

Financial Highlights for 2019

 ~~●~~
In Q3 the Company completed its Nigerian SFD® survey for approximately US$8.9 Million with PE Energy Limited (“PE”), a Nigerian oil and gas service company. PE had a contract with the NNPC, to provide 5,000-line kilometers of SFD® surveys in Nigeria;
●
As of the date of this 20-F, the Company has received a total of US$8.4 million payments in cash from PE for the SFD® survey in Nigeria, including US$1.9 million in Q4-19 and an additional US$0.47 million in Q1-20. The final payment for contracted holdbacks amount to approximately $0.5 million USD;
●
NXT received confirmation of a patent granted from the European Patent Office. This brings the total number of countries granting the patent to 44;
●
On September 6, 2019, NXT and AGV entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties. The note receivable was fully collected in 2020;
●
During Q4-19 the Company completed the C$1,250,000 targeted issuer bid, purchasing for cancellation 4,166,667 common shares in the capital of the Company representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019, at a price of C$0.30 per Common Share;
●
Cash and short-term investments at the end of the 2019 were $6.64 million;
●
There was $11.98 million of survey revenues recorded in 2019;
●
Net income of $3.77 million was recorded for 2019, including amortization expense of $1.78 million;
●
Operating activities provided $4.05 million of cash during 2019 and net cash used for financing activities was $1.39 million;
●
Net income per common share for 2019 was $0.06 basic and $0.06 fully diluted; and
●
General and administrative costs for 2019 as compared to 2018 have been reduced by $0.50 million or 13% mostly due a reduction in business development costs, lower headcount and costs and certain expenditures being recognized as direct survey costs, offset by higher professional fees and information technology costs.

Financial Highlights for 2018

●
Following the Company’s participation at the Upstream West Africa Summit in Senegal in Q2, NXT management traveled twice to Africa to meet with representatives of NNPC and the Ghana National Petroleum Corporation to discuss the benefits SFD® would bring to their current exploration programs;
●
Discussions with NNPC continued in the fourth quarter of 2018 and have resulted in the signing of a contract in March 2019 with PE, for the value of approximately $US8.9 million;
●
NXT has entered into a three year exclusive sales representative agreement with AGV, in nine jurisdictions in the Middle East and Latin America. This agreement expired in 2020;
●
NXT received notification of the granting of NXT's SFD® patent in China on April 13, 2018;
●
In September 2018, NXT received a U.S. patent for its new sensor design we term the “Cascade” configuration.
o
The Cascade sensor is the result of NXT’s continued research & development efforts and builds upon our existing US patent. Management believes the Company’s Cascade sensors will provide enhanced ability for identifying trapped fluid bodies indicative of potential hydrocarbon accumulations along with improved reliability and flexibility during SFD® survey operations;
●
In October 2018, we signed an MOU with BGP Inc., a subsidiary of China National Petroleum Corporation, to further explore opportunities for NXT and PGP Inc. to work together. NXT’s forward strategy is to secure SFD® contracts with BGP and its affiliates the MOU was extended for an additional two years in September 2020;
●
The MOU entered into between Generation Resource Discoveries (“GRD”), NXT’s regional representative, and the Government of Aceh, Indonesia on February 22, 2018, GRD has expired;
●
NXT completed a Private Placement financing on July 3, 2018 of $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit (the "Private Placement"). Each unit consisted of one common share and one-third of one common share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitled the holder to acquire one common share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018. The Warrants expired on October 31, 2019;

●
No survey revenues were recorded in 2018;
●
A net loss of $6.97 million was recorded for 2018, including amortization expense of $1.79 million and stock-based compensation expense of $0.39 million;
●
Losses per common share was $0.11 for 2018 (basic and diluted);
●
Operating activities used $6.07 million as at 2018 and net cash from financing activities was $9.18 million;
●
General and administrative costs for 2018 as compared to 2017 have been reduced by $0.96 million or 19% mostly due to a reduction in headcount, public company costs and partially offset by increased business development activity; and
●
Cash and short-term investments at the end of the 2018 were $4.24 million.

Net Income (Loss)	For the year ended December 31
	2020	2019	2018
Survey revenue	$136,566	$11,976,149	$-
Expenses
Survey costs	1,091,587	2,611,086	1,103,946
General and administrative	3,341,010	3,541,594	4,385,243
Amortization expense	1,780,806	1,781,181	1,790,267
	6,213,403	7,933,861	7,279,456
Other expense (income), net	(77,162)	269,380	(310,945)
Income (loss) before income taxes	(5,999,675)	3,772,908	(6,968,511)
Income tax expense (recovery)	-	-	-
Net income (loss) for the year	(5,999,675)	3,772,908	(6,968,511)

Expenses for the years ended December 31, 2020, 2019 and 2018

Survey costs – Survey expenses relate entirely to the direct survey costs and aircraft handling and maintenance costs, net of charter hire reimbursements.

In 2020, aircraft operations were incurred for aircraft handling and maintenance costs. Fixed aircraft costs were lower in 2020 versus 2019 as maintenance was performed on the aircraft before and after the Nigerian SFD® Survey during 2019. In 2020, less scheduled maintenance was required as less hours were flown on the aircraft. Survey project costs in 2019 were the direct costs of the Nigerian SFD® Survey.

In 2019, survey expenses included direct incremental survey costs for the Nigerian SFD® Survey incurred which include aircraft and hanger operating costs, staff costs to support the survey, and mobilization/demobilization costs. Also these costs include staff costs to interpret and integrate the survey, and their travel costs. Aircraft operations costs in 2019 were higher than 2018 as additional scheduled maintenance was required after the Nigerian SFD® Survey, net of charter hire reimbursements.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT. Any charter hire reimbursements received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the "Lessor"). NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500. NXT has the option to extend the term of the lease by an additional two years for payments of approximately US$22,500 per month. Should NXT want to repurchase the aircraft at the end of the initial lease term, the purchase price will be US$1.45 million.

G&A expense - G&A is a major component of NXT's total expenses. All salaries and overhead costs related to SFD® data interpretation staff (other than out of country per diem allowances) are included in G&A, and not included with direct survey expenses. The categories included in G&A expense are as follows:

G&A expense	For the year ended December 31,
	2020	2019	2018
Salaries, benefits and consulting charges	$1,383,692	$1,599,247	$2,046,886
Board, professional fees, and public company costs	920,666	857,556	781,330
Indirect financing costs	-	-	-
Premises and administrative overhead	728,036	800,626	753,380
Business development	140,200	240,356	382,146
Bolivia/Colombia overhead	-	-	35,347
Total G&A before Stock based compensation	3,172,594	3,497,785	3,999,089
Stock based compensation (“SBCE”)	168,416	43,809	386,154
Total G&A	3,341,010	3,541,594	4,385,243

G&A expenses before SBCE decreased $325,191, or 9%, in 2020 compared to 2019 for the following reasons:

●
salaries, benefits and consulting charges decreased $215,555, or 13%, due primarily due to recording the CEWS and the SR&ED and one less permanent headcount;

●
board and professional fees and public company costs increased $63,110, or 7%, due primarily to increased audit fees due to increased audit requirements and consultant fees to process the SR&ED;

●
premises and administrative overhead costs decreased $72,590, or 9%, due primarily to recording of the CERS and decreased costs related to reduced office expenses;

●
business development costs decreased by $100,156, or 42%, due primarily to the restrictions on travel from the COVID-19 epidemic and therefore switching discussion to tele-conferences and on-line video conferencing.

G&A expenses before SBCE decreased by $501,304, or 13%, in 2019 compared to 2018 for the following reasons:

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

 SBCE

SBCE varies in any given quarter or year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.

On August 25, 2020, shareholders of the Company and subsequently the TSX approved, a new Employee Share Purchase Plan (the "ESP Plan"). The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the ESP Plan for the purchase of common shares of NXT ("Common Shares"), of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. The Company began to issue Common Shares under the ESP Plan during Q4-20. The Company will also match 100% of the employee contributions of up to 10% of their earnings in the first year of the plan if the employee does not withdrawal common shares from the ESP Plan in the first year of their participation, up to $15,000 per employee. Further details on the ESP Plan can be found in the 2020 Management Information Circular, available on NXT's website at www.nxtenergy.com and on SEDAR at www.sedar.com.

SBCE in 2020 was higher compared to 2019 by $124,607 as the RSU, DSU (both defined below) and ESP Plan were implemented during 2020.

SBCE in 2019 was lower compared to 2018 by $342,345. In Q1 2018, 333,333 options vested resulting in substantial SBCE. In 2019, most options previously issued by the Company had vested resulting in minimal SBCE, partially offset by 100,000 options awarded to a consultant.

Stock-based compensation expense (“SBCE”)	For the year ended December 31,
	2020	2019	2018
Stock Option Expense	$34,223	$43,809	$386,154
Deferred Share Units	15,000	-	-
Restricted Stock Units	111,060	-	-
Employee Share Purchase Plan	8,133	-	-
Total SBCE Expenses	168,416	43,809	386,154

Amortization Expense

Property and equipment and Intellectual property is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using annual rates and methods which are also subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	For the year ended December 31,
	2020	2019	2018
Property and equipment	$96,073	$96,448	$105,534
Intellectual property	1,684,733	1,684,733	1,684,733
Total Amortization Expense	1,780,806	1,781,181	1,790,267

Property and equipment and related amortization expense. Property and equipment amortization was higher in 2019 compared to 2020 as amortization decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

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

Intellectual property and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's Chairman, President and Chief Executive Officer, on August 31, 2015. The value attributed to the acquired IP assets was $25.3 million. The IP assets are amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to an ongoing assessment of potential indicators of impairment of the recorded net book value. No impairments were recognized in 2020, 2019, or 2018.

Other Expense (Income)	For the year ended December 31,
	2020	2019	2018
Interest expense (income), net	$(11,535)	$(20,684)	$(62,004)
Foreign exchange (gain) loss	(76,029)	233,231	(19,852)
Intellectual property, R&D and ARO	10,402	56,833	(43,428)
Gain on extinguishment of liability	-	-	(185,661)
Total Other Expense (Income)	(77,162)	269,380	(310,945)

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted by interest expense from lease obligations. 2020 interest (income) expense net decreased $9,149 versus 2019 as the Company had less short-term investments over comparative periods and the Company's locked in guaranteed investment certificates had overall lower average interest rates. In addition, interest from lease obligations has been reduced in 2020, as the outstanding lease obligations continues to decrease. Since January 1, 2019 interest on finance leases is included in this account under the new lease accounting standard. 2019 interest (income) expense net was $41,320 less than 2018, as lease interest expense has offset income earned on guaranteed investment certificates.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held significant assets in US$ at December 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. For 2020 the foreign exchange gain was the result of weakening of the CDN$ vs. the US$ from December 31, 2019 to March 31, 2020 and large US$ balances. This foreign exchange gain was reduced in the following 3 quarters as the CDN$ strengthened. Also US$ balances were slowly reduced during each period in 2020. At June 30, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared with May 2019 when several of the US dollar assets were initially recorded.

At December 31, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared to May 2019 when several of the US dollar assets were initially recorded.

The Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

 Intellectual property, R&D and ARO. This category includes primarily costs related to IP filings and R&D activity related to the SFD® technology and costs for certain non-recurring, "project" activities.

In all periods, the Company's IP and other expenses related mostly to costs associated with maintaining patents. In 2019, these expenses related mostly to costs associated with the validation process for certain European SFD® patents.

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

Income tax expense – There was no income tax expense in 2020, 2019 or 2018.

At the end of 2020, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2039) and other resource deductions totaling approximately $7.89 million.

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

	Q4-20	Q3-20	Q2-20	Q1-20
	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
Survey revenue	$-	$-	$136,566	$-
Net income (loss)	(1,685,210)	(1,502,456)	(1,479,709)	(1,332,301)
Income (loss) per share - basic	(0.03)	(0.02)	(0.02)	(0.02)
Income (loss) per share - diluted	(0.03)	(0.02)	(0.02)	(0.02)

	Q4-19	Q3-19	Q2-19	Q1-19
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019
Survey revenue	$-	$1,021,532	$10,954,617	$-
Net income (loss)	(1,775,287)	(774,373)	8,085,888	(1,763,320)
Income (loss) per share - basic	(0.03)	(0.01)	0.12	(0.03)
Income (loss) per share - diluted	(0.03)	(0.01)	0.11	(0.03)

Significant or Unusual Items Impacting Net Income (Loss):

During Q4-20 the Company received the CEWS and the CERS which reduced costs. In Q3-20 the Company received the CEWS and the SR&ED which also reduced costs. During Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-operation Agreement. In Q2-19 and Q3-19, revenues were earned from the Nigerian SFD® Survey. There were no revenues in the other five quarters. Excluding Q2-19 and Q3-19, the Company incurred net losses in each of the other quarters primarily due to incurred survey costs (related to aircraft lease and aircraft maintenance costs), G&A expenses and non-cash items like SBCE, which can be a significant expense in any given quarter. More specific details are provided below:

●
in Q4-20, costs were reduced primarily due to receiving the CEWS and the CERS, and reduced travel;

●
in Q3-20, costs were reduced primarily due to receiving the CEWS and the SR&ED, and reduced travel;

●
in Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-Operation Agreement, and the Company incurred a $135,991 foreign exchange loss partially offsetting the Q1-20 foreign exchange gain described below;

●
in Q1-20, the Company incurred a $409,517 foreign exchange gain as it held significant monetary assets in US dollars at March 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments and the security deposit for the aircraft, and the CDN$ devalued by approximately 9%;

●
in Q4-19, survey costs were higher as final integration costs from the Nigerian SFD® Survey were incurred;

●
in Q3-19, NXT recognized $1,021,532 of revenue for services rendered in connection with the Nigerian SFD® Survey, compared to $10,954,618 in Q2-19; and

●
in Q1-19, survey costs were higher due to scheduled maintenance on the aircraft and significant legal and contract negation costs in preparing for the Nigerian SFD® Survey.

B.
Liquidity and capital resources.

Going Concern

The consolidated financial statements for 2020 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT's ability to continue as a going concern within one year after the date that this 20F has been issued.

The Company's current cash position is not expected to be sufficient to meet the Company's obligations and planned operations for the 12 month period beyond the date that these financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other G&A costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company's longer-term success remains dependent upon its ability convert these opportunities into successful SFD® survey contracts to continue to attract new client projects ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT's cash and cash equivalents plus short-term investments at December 31, 2020 totaled $3.03 million. Net working capital (see Non-GAAP Measure discussion below) totaled $2.73 million.

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

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except that if the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

Non-GAAP Measure: This discussion includes references to the term “net working capital”, which does not have a standardized meaning prescribed by U.S. GAAP and may not be comparable to similar measures presented by other entities.  NXT management uses this non-GAAP measure to improve our ability to assess liquidity at a point in time.  Net working capital is defined as total current assets less total current liabilities, excluding amounts accumulated in work in progress and deferred revenue.  Management excludes these amounts from the calculation as they do not represent future cash inflows or outflows to the Company.

NXT had no secured debt and had net working capital of $2,732,977 as at December 31, 2020 as follows:

	December 31,	December 31,	net change
	2020	2019	in 2020
Current assets (current liabilities):
Cash and cash equivalents	$2,690,146	$2,858,245	$(168,099)
Short-term investments	341,261	3,781,512	(3,440,251)
	3,031,407	6,639,757	(3,608,350)
Accounts receivable	965,548	1,384,315	(418,767)
Note receivable	-	324,700	(324,700)
Prepaid expenses and deposits	77,532	97,132	(19,600)
Accounts payable and accrued liabilities	(440,538)	(448,928)	8,390
Contract obligations	(127,507)	(131,386)	3,879
Current portion of capital lease obligation	(773,465)	(736,408)	(37,057)
Net Working Capital	2,732,977	7,129,182	(4,396,205)

The decrease in net working capital at December 31, 2020 versus December 31, 2019 was due to cash used in operating activities.

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

For the year ended December 31	2020	2019	2018
Cash provided by (used in):
Operating activities	$(3,452,925)	$4,052,406	$(6,068,831)
Financing activities	(34,923)	(1,385,787)	9,176,839
Investing activities	3,436,691	(173,927)	(2,960,006)
Effect of foreign rate changes on cash	(116,942)	26,021	24,912
Net cash inflow (outflow)	(168,099)	2,518,713	172,914
Cash & cash equivalents, start of the year	2,858,245	339,532	166,618
Cash & cash equivalents, end of the year	2,690,146	2,858,245	339,532

Cash & cash equivalents	2,690,146	2,858,245	339,532
Short-term investments	341,261	3,781,512	3,900,000
Total	3,031,407	6,639,757	4,239,532

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

For the year ended December 31,	2020	2019	2018
Comprehensive income (loss) for the year	$(5,999,675)	$3,772,908	$(6,968,511)
Total non-cash expense items and ARO liabilities settled	1,920,981	1,751,559	1,757,850
	(4,078,694)	5,524,467	(5,210,661)
Change in non-cash working capital balances	625,769	(1,472,061)	(858,170)
Total cash provided by (used in) in operations	(3,452,925)	4,052,406	(6,068,831)

Operating cash flow decreased by $7,505,331 in 2020 as compared to 2019 because of the milestone payments received from the Nigerian SFD® Survey during 2019.

Operating cash flow increased by $10,122,347 in 2019 as compared to 2018 because of payments received from the Nigerian SFD® Survey net of payments for survey costs.

Financing Activities

2020 – In 2020, the financing activity was for employee contributions under the ESP Plan. Financing payments in 2020 were for payments on the finance lease for office equipment. In Q2-20, the Company terminated the finance lease for office equipment with a final payment of approximately $20,000.

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

Investing Activities

2020 – Short-term investments decreased in 2020 as the Company used investments in Guaranteed Investment Certificates to fund operations.

2019 – Company acquired the new transponder technology known as ADS-B for its aircraft. Total costs for installing the ADS-B was approximately $208,000. Short-term investments in 2019 increased as the Company invested excess funds from operations into guaranteed investment certificates.

2018 – Short-term investments increased as a result of the Private Placement funds.

C.
Research and development, patents and licenses, etc.

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2020, 2019 and 2018.

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

As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB, then our next survey in Nigeria during 2019 was for US$8.9 million. At the date of this 20-F current external trends such as in commodity prices and Covid-19 could affect our operations for the current fiscal year. Please see Item 3 D for a discussion on these risks.

E.
Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of the date of this 20-F other than office premise non-lease operating costs with Interloq Capital (the "Landlord"). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. Operating cost amounts are disclosed under the heading "Tabular disclosure of contractual commitments". NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord.

F.
Tabular disclosure of contractual obligations.

The following table sets forth our outstanding contractual obligations as at December 31, 2020:

		less than	1 to 3	3 to 5	more than
	Total	1 year	years	years	5 years
Long-term debt	$-	$-	$-	$-	$-
Lease obligations:
Premises rent	1,744,129	367,185	734,370	642,574	-
Premises operating costs	1,083,433	228,091	456,182	399,160	-
Aircraft Lease	1,409,578	646,204	763,374	-	-
Office equipment	10,350	5,400	4,950	-	-
Purchase obligations	-	-	-	-	-
Other long term liabilities:
Asset retirement obligation	22,741	-	22,741	-	-
Total	4,270,231	1,246,880	1,981,617	1,041,734	-

G.
Safe Harbor.

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

ITEM 6.
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board. At present, our Board consists of six members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of April 30, 2021, for our directors, and executive officers:

George Liszicasz Calgary, Alberta, Canada Director, Chairman and Chief Executive Officer since January 1996; President since July 2002
Mr. Liszicasz is the inventor of the SFD® technology and has been Chairman and CEO since the Company's inception in 1996. Mr. Liszicasz's primary responsibilities as the President and CEO of the Company are to oversee all operations and to further develop the SFD® technology.

Mr. Liszicasz obtained a degree in Electronic Engineering from the Landler Jeno Technitken in Hungary in 1973 and studied general sciences at the University of British Columbia between 1979 and 1983. Mr. Liszicasz has done extensive research with various technologies, developing 52 inventions.

Charles Selby Calgary, Alberta, Canada Director since January 2006
Mr. Selby obtained a Bachelor of Science (Hons) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and is a registered Professional Engineer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities, international transactions in the energy business and corporate finance matters.  Since leaving the practice of law, Mr. Selby served as Vice President of Pengrowth Corporation, the Administrator of Pengrowth Energy Trust, for almost 20 years.  He also has served as a director and officer of a number of reporting issuers including Arakis Energy Corp., which had operations in the Sudan, and other issuers in the oil and natural gas industry. He is currently the President and a Director of Wildcat Royalty Corporation since 2010. He is also currently President and Director of Caledonian Midstream Corporation, a company that holds a natural gas plant and associated producing assets in Alberta.

Mr. Selby is the Lead Director of NXT.  He is also Chair of the Compensation Committee and a member of the Audit Committee, the Disclosure Committee, and the Strategic Planning Committee.

Mr. Selby also served as the Company's Interim Chief Financial Officer from December, 2017 to January, 2018.

John Tilson Montecito, California, USA Director since February 2015
After obtaining his Master of Business Administration degree from the University of Southern California and his Chartered Financial Analyst designation, Mr. Tilson had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with firms such as Sutro & Company and EF Hutton & Company. Mr. Tilson joined Roger Engemann & Associates, Inc. in 1983 when assets under management were roughly US$160 million. During his tenure there, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business. After working as an Analyst and Portfolio Manager, Mr. Tilson later became Executive Vice President & Managing Director of Pasadena Capital Corporation. Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997. Mr. Tilson later retired in 2005.

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees, including three years serving as VP and Chairman of the Long-Range Planning Committee for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is the Chair of the Strategic Planning Committee, and a member of the Compensation Committee, the Governance Committee and the Audit Committee.

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014
Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm's Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd. (to December 2012).

Mr. Valentine holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

Bruce G. Wilcox New York, New York, USA Director since June 2015
Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland's investments in the energy industry (E&P and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund's assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox is presently CEO of E Street Management, LLC (since 2016) which managed a long/short equity fund of funds. The E Street Fund ceased operations on December 31, 2020 to allow the principals to pursue other opportunities.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum quality Chinese art and collectibles.

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

Mr. Wilcox is the chair of the NXT Board's Audit Committee and a member of the Disclosure, Governance and Strategic Planning Committees.

Frank Ingriselli Danville, California, USA Director since September 2019
Mr. Ingriselli has over 42 years of experience in the energy industry, Mr. Ingriselli is a seasoned leader and entrepreneur with wide-ranging energy industry experience in diverse geographies, business climates and political environments.

From 1979 to 2001, Mr. Ingriselli worked at Texaco in a variety of senior executive positions involving exploration and production, power and gas operations, merger and acquisition activities, pipeline operations and corporate development.  While at Texaco, Mr. Ingriselli held the position of President of Texaco Technology Ventures, President and Chief Executive Officer of the Timan Pechora Company (owned by affiliates of Texaco, Exxon, Amoco, Norsk Hydro and Lukoil), and President of Texaco International Operations where he directed Texaco's global initiatives in exploration and development.  During his tenure, Mr. Ingriselli, also led Texaco's initiatives in exploration and development in China, Russia, Australia, India, Venezuela and many other countries.

From 2005 to 2018, Mr. Ingriselli was the founder, President, Chief Executive Officer and Chairman of PEDEVCO Corp. and Pacific Asia Petroleum, Inc., both energy companies which are or were listed on the New York or American stock exchanges.  From 2016 through 2019, Mr. Ingriselli was the founder, President and Chief Executive Officer of Blackhawk Energy Ventures Inc. which endeavored to acquire oil and gas assets in the United States for development purposes.

Currently, Mr. Ingriselli is the President of Indonesia Energy Corporation (NYSE:INDO). Mr. Ingriselli serves on the Board of Trustees of the Eurasia Foundation, and is the founder and Chairman of Brightening Lives Foundation, Inc., a US Section 501(c)(3) public charitable foundation.
Mr. Ingriselli obtained a Bachelor of Science degree in Business Administration from Boston University, a Master of Business Administration degree in both finance and international finance from New York University and a Juris Doctorate degree from Fordham University School of Law.

Mr. Ingriselli is a member of the Audit Committee.

Eugene Woychyshyn Calgary, Alberta, Canada VP Finance and CFO since December 2018
Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia. Mr. Woychyshyn has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning. In almost ten years as an expatriate with assignments in Norway, China, the United States and South East Asia, Mr. Woychyshyn developed international business competencies.

Mr. Woychyshyn originally served as a consultant to NXT from November 2017 to November 2018, providing controllership services. From 2015 to 2017 he as the Chief Financial Officer of Imaging Dynamics Company Limited.

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons) degree from the University of Manitoba and a Masters of Business Administration degree from St. Joseph's University, Philadelphia PA.

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

Messrs. Tilson, Valentine, Selby, Ingriselli, and Wilcox are considered "independent" within the meaning of Canadian securities law.

B.
Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long-term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2020, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2020. All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2020:

Name & Principal Position	Salary	Share-based rewards(1)	Vacation (2)	Other (3)	Total
George Liszicasz, President & CEO (4)	$274,800	$74,330	$40,163	$12,000	$401,293
Eugene Woychyshyn, VP of Finance & Chief Financial Officer	$180,000	$59,250	$15,574	$1,382	$256,206

(1) The Share-based rewards represents the Company match to the executive’s contribution to the ESP Plan and RSU grants.
(2) “Vacation” represents a cash payout in the year of a portion of unused vacation entitlements carried forward.
(3) “Other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits.
(4) Salary and other totals exclude the cash portion of fees earned as Board Members, $35,000 for Mr. Liszicasz.

(See Item 6.E “Share Ownership” for details regarding stock options, DSUs, RSUs, both defined below, and ESP Plan shares granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares. New members who join the Board receive a separate grant of stock options (with entitlement to exercise vesting over a 3 year period) in the year of joining the Board. No options were granted to Board members.

In 2020, the directors, other than Mr. Selby, each individually elected to receive cash as payment of Board fees earned for the year. Mr. Selby elected to receive one half of his retainer in cash and one half in deferred stock units. The annual cash retainer was based on $30,000 ($35,000 in the case of each of the Chairman of the Board and the Audit Committee.) Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2020 is summarized as follows:

2020
George Liszicasz	$35,000
Charles Selby	30,000
Bruce G. Wilcox	35,000
Tom Valentine	30,000
John Tilson	30,000
Frank Ingriselli	30,000

The amount and terms of any stock options granted as compensation for Board member services is determined by the Board. We do not provide additional compensation for committee participation (other than as noted previously regarding the minor additional amount for service as the Chairman of the Board and of the Audit Committee) or for special assignments of the Board. (See Item 6.E “Share ownership” for details regarding stock options and DSUs granted to directors.)

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

Board of Directors Mandate

The principal role of the Board is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the CEO, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

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

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Woychyshyn (VP of Finance & CFO of the Company).

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

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Wilcox and Selby are the current members of the Strategic Planning Committee. All members of the Strategic Planning Committee are independent within the meaning of Canadian National Instrument 58-101.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Selby, Ingriselli, and Tilson. All members of the Audit Committee are independent within the meaning of Canadian National Instrument 58-101 and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

Mr. Selby has previously served on the audit committees of Alta Canada Energy Corp. and served as the audit committee chairman for Idaho Natural Resources Corp. (formerly Bridge Resources Corp.). Mr. Selby also served as the Company's Interim Chief Financial Officer from December , 2017 to January , 2018.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), and Tilson and Valentine are members of the Compensation Committee. All members of the Compensation Committee are independent within the meaning of Canadian National Instrument 58-101. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

D.
Employees

Fiscal year ended December 31, 2020

As of the fiscal year ended December 31, 2020, we had a total of 10 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2020:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	3	-	3
Operations and technical development	6	-	6
Total	11	-	11

Ten of the above noted staff are based in Calgary, Canada and one in Toronto, Canada. The 6 operations and technical development staff includes one research scientist holding a Ph.D. and 3 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

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

All of the above noted staff were based in Calgary, Canada. The 6 operations and technical development staff includes one research scientist holding a Ph.D. and 3 geoscientists. We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2018

As at December 31, 2018, we had a staff of 11, all based in Calgary, as follows:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	3	-	3
Operations and technical development	6	-	6
Total	11	-	11

All of the above noted staff were based in Calgary, Canada. The 6 operations and technical development staff included one research scientist holding a Ph.D. and 3 geoscientists.

E.
Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company or predecessor plans with substantially the same terms. The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”). The Plan, as was re-approved and ratified at the Company’s AGM held on June 25, 2019. Pursuant to this Plan, all stock option grants must be approved by the Board. Stock options may be granted to the directors, officers and employees of NXT and two consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date. The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The Restricted Share Unit Plan (the ”RSU”) is approved and ratified by shareholders every three years at the Company’s AGM. The RSU, as was re-approved and ratified at the Company’s AGM held on August 25, 2020. Pursuant to the RSU, all grants must be approved by the Board of the Company. RSU’s may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).

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

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM. The ESP Plan was initially approved and ratified at the Company’s AGM held on August 25, 2020. The shareholders of the Company and subsequently the TSX approved, the ESP Plan.

The following stock options, RSUs, ESP Plan matches and DSUs were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2020, 2019, and 2018 and to date to April 30, 2021.

To April 30, 2021:

●
A total of 8,500 stock options with and exercise price of $0.49 per common share were earned by a director of the Company in lieu of director fees; and
●
A total of 16,557 common shares were matched by the Company through the ESP Plan for executive officers for the period ended April 30, 2021.

In 2020:

●
A total of 16,000 stock options with and exercise price of $0.51 per common share were earned by a director of the Company in lieu of director fees;

●
A total of 280,000 RSUs were granted for the year ending December 31, 2020 to officers of the Company;

●
A total of 37,354 DSUs were earned by a director of the Company in lieu of director fees; and

●
A total of 8,330 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2020.

In 2019

●
No stock options, RSUs or DSUs were granted in 2019.

In 2018:

●
A total of 1,000,000 stock options with an exercise price of $1.13 per common share were granted in February 2018 to the new Chief Financial Officer. These options were forfeited on December 30, 2018; and

●
A total of 150,000 stock options with an exercise price of $0.59 per common share were granted in November 2018 to the new Corporate Controller.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 30, 2021. All options are issued at an exercise price set at the closing trade price on the trading date prior to the grant. Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of April 30, 2021)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options

Eugene Woychyshyn	$0.59	01-Nov-18	01-Nov-23	150,000
VP Finance & CFO				150,000	34.9%

Charles Selby	$1.50	22-Jul-16	22-Jul-21	50,000
Director				50,000	11.6%

John Tilson	$1.48	14-Jul-16	14-Jul-21	15,000
Director	$1.45	21-Dec-16	21-Dec-21	15,000
	$0.51	30-Sep-20	30-Sep-25	16,000
	$0.49	31-Mar-21	31-Mar-26	8,500
				54,500	12.7%

Thomas Valentine	$1.48	14-Jul-16	14-Jul-21	7,500
Director	$1.45	21-Dec-16	21-Dec-21	7,500
				15,000	3.5%

Bruce G. Wilcox	$1.48	14-Jul-16	14-Jul-21	15,000
Director	$1.45	21-Dec-16	21-Dec-21	15,000
				30,000	7.0%

Total number of stock options held by officers and directors				299,500	69.7%

Issued and outstanding RSUs held by directors and officers of the Company (as of April 30, 2021)

	RSU	RSU				% of total
Name and	Grant	Expiry	RSUs	RSUs	RSUs	outstanding
Position	Date	Date	Granted	Vested	Unvested	Unvested RSUs

Eugene Woychyshyn	25-Aug-20	25-Aug-23	125,000	-	125,000
VP Finance & CFO			125,000	-	125,000	10.4%

George Liszicasz	25-Aug-20	25-Aug-23	155,000	-	155,000
Director, President & CEO			155,000	-	155,000	12.9%

Total number of RSUs held by officers and directors			280,000	-	280,000	23.3%

Issued and outstanding DSUs held by directors of the Company (as of April 30, 2021)

Charles Selby has 37,354 DSUs at April 30, 2021.

Outstanding ESP Plan liabilities held by officers of the Company (as of April 30, 2021)

George Liszicasz and Eugene Woychyshyn currently have accrued 11,309 and 13,578 additional common shares in the ESP Plan as of April 30, 2021. These common shares will only be issued if they do not withdrawl common shares from the ESP Plan before November 1, 2021.

ITEM 7.
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of

April 30, 2021 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price). Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares, RSUs and DSUs to vest, within 60 days of April 30, 2021 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 64,514,921 common shares issued and outstanding as of April 30, 2021. This total of 64,514,921 excludes all outstanding options and warrants that are exercisable within 60 days of April 30, 2021 (which is adjusted for each individual’s % purposes as noted in footnote 4 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 30, 2021	Percent of Common Shares 4

Directors and Officers:
Frank Ingriselli 1	50,000	* 3
George Liszicasz 1 & 2	15,037,234	23.31%
Charles Selby 1	458,161	* 3
John Tilson 1	5,570,708	8.63%
Thomas E. Valentine 1	15,000	* 3
Bruce G. Wilcox 1	395,000	* 3
Eugene Woychyshyn2	230,144	* 3
Total D & O Common Shares	21,756,247	33.72%
Major Shareholders (> 5%):
AGV	6,764,945	10.49%
Mork Capital Management, LLC.	5,717,420	8.86%

1 Director of NXT
2 Officer of NXT
3 Beneficially owns less than one percent of the total outstanding common shares.
4 For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of April 30, 2021 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

	common	vested &
	shares	exercisable	Pro forma
	held	options	total
Ingriselli	50,000	-	50,000
Liszicasz	15,037,234	-	15,037,234
Selby	408,161	50,000	458,161
Tilson	5,516,208	54,500	5,570,708
Valentine	-	15,000	15,000
Wilcox	365,000	30,000	395,000
Woychyshyn	80,144	150,000	230,144
	21,456,747	299,500	21,756,247

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.
Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares to his former spouse by March 31, 2020.
2.
Since May 5, 2019 Mr. Liszicasz and Mr. Tilson acquired common shares in acquisitions on the public markets.
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

B.
Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2020 through the current date, April 30, 2021:

●
Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in this period.
●
One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2020, NXT incurred legal expenses of $224,479 with this firm, for which a total of $1,570 is included in accounts payable as at December 31, 2020. Norton Rose Fulbright continues to provide legal services to NXT. In 2021 as of the report date, total fees incurred are approximately $25,000 for which $26,000 is still outstanding.
●
In February 2019, NXT entered into a Co-operative Agreement with AGV, for AGV to bring to proposal up to three SFD® surveys for cooperation with the Company within two years. The Co-operative Agreement expired on June 30, 2020.
●
In September , 2019, NXT and AGV entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement and a sales representative agreement. The note receivable was fully collected in 2020.
●
A company owned by a family member of an executive officer was contracted to provide design services to the Company for a total cost of US$3,000 during 2020.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2020 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B.
Significant Changes.

As of April 30, 2021, one subsequent events has occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2020.

1.
On April 18, 2021 the Company acquired the SFD® technology rights for Geothermal Resources from Mr. Liszicasz. This agreement was negotiated between Mr. Liszicasz and the independent members of the Company’s Board of Directors and is an amendment of the TTA. The consideration for the acquisition of the Geothermal Resource will be settled in the following milestones.
a.
A signature payment of US$40,000 and 300,000 Common Shares, with the Common Shares subject to TSX approval;
b.
CAD$20,000 research milestone will be pad upon the awarding of a research grant to between CAD$100,000 and CAD$200,000 to the Company to further develop the Geothermal Resource application. If the initial research grant is greater than CAD$200,000 then an additional CAD$5,000 will be paid with this milestone;
c.
US$200,000 milestone payment will be made when the Company’s cash balance is over CAD$5,000,000, due to receipt of funds from operations; and
d.
US$250,000 SFD® project contract milestone. This milestone will be paid if within two (2) years the Company signs SFD® contracts valued at US$10,000,000 or greater, and is in receipt of at least US$5,000,000 cash from those same SFD® project contracts.
Geothermal applications include naturally occurring sub-surface fluid reservoirs or rock conditions from which heat can be extracted and utilized for generating electric power, or for direct utilization in industrial, agricultural or domestic applications. The main subsurface properties such as porosity, permeability and impermeable cap rock that are vital in the search for oil and gas resources and are equally critical for locating the most prospective geothermal resources. For these reasons, the SFD® technology has a natural extension to geothermal applications and given the currently occurring step change in the worldwide energy industry.

NXT’s interim, unaudited consolidated financial statements for the 3-month period ended March 31, 2021 will be released on May 11, 2021.

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

Quorum

The Board of NXT may fix the quorum for meetings of the Board or of a committee of the Board, but unless so fixed, a majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with NXT, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting and with few exceptions, refrain from voting on the matter in which the director has a conflict of interest. There is no limitation on the Board to vote on matters of their remuneration as a director, officer, employee or agent of NXT or of an affiliate of NXT.

Borrowing Powers

The Board may, without authorization of the shareholders of NXT:
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

The Board of NXT may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

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

Pursuant to the ABCA, a director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with NXT or subsidiary thereof. Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA. Any such contract or proposed contract shall be referred to the Board of NXT or shareholders for approval even if such contract is one that in the ordinary course of NXT's business would not require approval by the Board or shareholders. Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to NXT or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to NXT at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

Rights Attached to Common Shares

The holders of the common shares are entitled to dividends as and when declared by the directors of NXT, to one vote per share at meetings of shareholders of NXT, and upon liquidation, subject to the rights of the holders of preferred shares, are entitled to share rateably with the holders of the common shares in all distributions of assets of NXT.

Rights Attached to Preferred Shares

Preferred shares may be issued from time to time in one or more series. The Board of NXT is expressly authorized to provide by resolution duly adopted prior to issuance, for the creation of each such series and to fix the designation, rights, privileges, restrictions and conditions attached to the shares of each such series, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions.

The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of NXT, whether voluntary or involuntary, or any other return of capital or distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of NXT, if any, ranking junior to the preferred shares. The preferred shares of any series may also be given other preferences, not inconsistent with the articles of continuance of NXT (the "Articles"), over the common shares and any other shares of NXT ranking junior to the preferred shares of a series as may be fixed by the Board of NXT.

If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares shall participate rateably in respect of accumulated dividends and return of capital.

Unless the Board of NXT otherwise determine in the articles of amendment designating a series of preferred shares, the holder of each share of a series of preferred shares shall not, as such, be entitled to receive notice of or vote at any meeting of shareholders, except as otherwise specifically provided in the ABCA.

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

Meetings of Shareholders

NXT’s By-Laws provide that the Board shall call an annual meeting of shareholders to be held not later than fifteen months after holding the last preceding annual meeting. NXT’s By-Laws provide that the Board may at any time call a special meeting of shareholders. Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of shareholders, except to the extent that:

(a)
if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or

(b)
if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of shareholders is prepared; and

(c)
the transferee of those shares;

■
produces properly endorsed share certificates; or
■
otherwise establishes ownership of the shares; and
■
demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting; and
■
in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting securities of NXT to give notice to the Board requiring them to call and hold a meeting of NXT.

The only persons entitled to be present at a meeting of shareholders are:

(a)
the shareholders entitled to vote at the meeting;
(b)
the Board of NXT;
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

Change of Control

There are no specific provisions in the Articles or By-Laws of NXT that have the effect of delaying, deferring or preventing a change of control of NXT and that would operate only with respect to a merger, acquisition or corporate restructuring involving NXT (or any of its subsidiaries). Notwithstanding this, the Board, under the general powers conferred to it under NXT’s By-Laws, have the authority to approve and invoke a shareholders rights plan that will protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition or control of NXT by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or that does not afford all shareholders an equal opportunity to share in any premium paid upon an acquisition of control. NXT has not adopted such a plan.

Shareholder Ownership Disclosure

There are no provisions in NXT’s By-Laws regarding public disclosure of individual shareholdings.

C.
Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein. Please see Item 4. B for description of the AGV Co-operative Agreement, the AGV Notes Receivable, the Targeted Issuer Bid, the amendment to the TTA for geothermal rights, and the Nigerian SFD® survey with PE. Also see Item 3. D for a description of the Sales Leaseback contract.

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

(b)
Except as specified in paragraph (c) below, a threshold is calculated annually for reviewable direct acquisitions by or from WTO investors. The threshold for 2012 was $330 million. Pursuant to Canada’s international commitments, indirect acquisitions by or from WTO investors are not reviewable; and

(c)
The limits set out in paragraph (a) apply to all investors for acquisitions of a Canadian business that:

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

A WTO investor, as defined in the ICA, includes an individual who is a national of a member country of the WTO or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, a limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its Board, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of shares. The Company believes that it was not a PFIC for the tax year ended December 31, 2020. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold shares.

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

ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2020 and to date in 2021, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2020, the Company held net U.S dollar assets totaling US$2,164,285. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2020 would have had an approximately $276,000 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

As at December 31, 2020, we held a total of $3,031,406 in cash, cash equivalents and short term investments. If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2020 would have resulted in approximately a $30,314 change in interest income for the year.

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

ITEM 15.
CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure. As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2020, its DCPs are not effective.

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

As of December 31, 2020, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2020. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2020 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

●
due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties – NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

●
NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues – NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.

The Responsible Officers concluded that, as at December 31, 2020, its ICFR are not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the Chief Financial Officer engages subject matter consultants as the need arises.

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

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2020.

ITEM 16A.
AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Wilcox (Chair), Ingriselli, Selby and Tilson. Each member of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions. Each member of NXT’s Audit Committee is considered a financial expert, and are “independent” directors, as that term is defined under the listing standards of NASDAQ.

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

During 2020, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C.
PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2020 and 2019.

	2020	2019
Audit fees	$176,550	$114,000
Audit-related fees	60,455	46,000
Tax fees	9,041	18,340
Total fees	246,046	178,340

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

ITEM 16D.
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Shares	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 15, 2019 – December 9, 2019	4,166,667	$0.30	4,166,667	0

Targeted Issuer Bid

Between November 15, 2019 (the "TIB Commencement Date") and December 9, 2019 (the "TIB Completion Date"), NXT purchased for cancellation an aggregate of 4,166,667 Common Shares, representing approximately 6.08% of the 68,573,558 Common Shares outstanding as at the TIB Commencement Date. The purchase price of $0.30 per Common Share represented a discount of approximately 22.9% relative to the market price of $0.389 per Common Share as at the TIB Commencement Date. Gross proceeds received by AGV totaled approximately $1,250,000, representing approximately 6.1% of the Company's market capitalization of approximately $26,675,114 as at the TIB Commencement Date.

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

The Targeted Issuer Bid was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under applicable securities laws as neither the fair market value of the Common Shares (approximately $1,620,833) nor the consideration received by AGV for the Common Shares (approximately $1,250,000) exceeded 25% of the Company's market capitalization at the TIB Commencement Date (approximately $26,675,114).

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)
4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President
12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer
13.1	Section 1350 Certification of Chief Executive Officer and President
13.2	Section 1350 Certification of VP Finance and Chief Financial Officer
15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2020
15.2	Consent of KPMG LLP
15.3	Management’s Discussion and Analysis for the year ended December 31, 2020
15.4	Management’s Discussion and Analysis for the year ended December 31, 2019

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By: /s/ George Liszicasz
       George Liszicasz
       Director, Chairman, Chief Executive Officer and President

Dated: April 30, 2021