Form 20-F
period 2021-12-31
NXT Energy Solutions Inc.
filed 2022-05-02
CIK 1009922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

☐	Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2021.

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to _______

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Suite 302,3320 - 17th Avenue SW

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

65,250,710 common shares outstanding as of December 31, 2021 (65,319,962 common shares outstanding as of April 29, 2022)

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

Yes  ☒               No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth Company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Item 17  ☐               Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes   ☐               No   ☒

Auditor Name:	KPMG LPP	Firm ID#	85	Auditor Location:	Calgary Alberta, Canada

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  This information also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “will” and similar terms and phrases, including references to assumptions.  These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

Forward-looking statements in this document includes, but is not limited to:

•

payment of the Consideration (as defined below), and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);

•	the development, commercialization and protection of the Stress Field Detection ("SFD®") technology for geothermal resource exploration;
•

the extent to which expanding the Company's scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	Company’s pursuit of opportunities to secure new revenue contracts;
•	estimates related to our future financial position and liquidity including certain contractual obligations; and
•	general business strategies and objective

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	foreign currency exchange and interest rates; and
•	general business, economic and market conditions (including global commodity prices).

Although NXT believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking statements is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure new revenue contracts;
•	health, safety and the environment (including risks related to the COVID-19 pandemic);
•	the emergence of alternative competitive technologies;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our intellectual property ("IP") and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a limited number of aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	the likelihood that the Company’s ICFR (as defined below) will prevent or detect material misstatements in our consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations or policies;
•	general business, economic and market conditions (including global commodity prices); and
•	other factors described herein under “Risk Factors” (see Item 3. D.).

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

Not applicable.

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

Our ability to continue operating.

The consolidated financial statements as at and for the year ended, December 31, 2021 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the consolidated financial statements for the year ended December 31, 2021 have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these financial statements have been issued.

The Board has approved a plan to defer and reduce operating costs including payroll and other general and administrative costs as of April 2022.  If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

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

Covid-19 (2019-nCoV/COVID-19) Pandemic

As of the date of this 20-F the Covid-19 pandemic continues to be a risk to the operations of the Company.  The Company has made provisions so employees can work safely in the office or if necessary from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies.  Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues.  The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® related revenues in the following ways.  If restrictions on international travel continue, our aircraft and personal may not be able to perform project surveys.  An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress.  Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time.  Estimates and judgments made by management in the preparation of these consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

The financial statements rely upon estimates and assumptions that could be incorrect.

In preparing these consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management's best estimate as at the date of the consolidated financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Critical accounting estimates relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property and property and equipment, and the measurement of stock-based compensation expense.

Volatility in oil and natural gas commodity prices may affect demand for our services.

NXT's customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices.   As such, demand for our services and prospective revenues may become adversely impacted by fluctuations in oil and natural gas prices.  The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined at this time.  However, in general, as commodity prices have declined significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline, at least in the short term.  Therefore, NXT focuses on national oil companies as they have a long term strategic view and are not as affected by short-term oil fluctuations.

Our financial position is affected by foreign currency fluctuations.

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, lease obligations and entering into United States dollar SFD® related revenue contracts.  To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at December 31, 2021, the Company held net U.S dollar assets totaling US$1,177,291.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2021 would have had an approximately $150,039 effect on the unrealized foreign exchange gain or loss for the year.

Debt Service

NXT may finance a significant portion of its operations through debt.  Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT's ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by NXT of its debt obligations. Lenders may be provided with security over substantially all of the assets of NXT.  If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of NXT.

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.   (See Item 11).  The Company’s long-term debt interest is fixed at 4% until 2031.  The Company also is recorded interest expense of 15.70% on the financial liability of its aircraft lease for the years 2019 to 2021 which resulted from the deferred gain of the sales and leaseback agreement of its aircraft.  This interest expense will end in April 2022.

Availability of Aircraft.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”).  The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.  NXT is required to make monthly payments to the Lessor of approximately US$39,500.  In December 2021, the Company determined it was reasonably certain it would extend term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.

The Lessor also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

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

Although we have adopted alternative control methods designed to compensate for the reduced ability to separate incompatible functions, these alternative controls are not effective and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.  This lack of separation of duties exposes NXT to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations. (See also Item 15.)

We may periodically engage in transactions with related parties.

We may periodically enter into related party transactions with our officers and directors.  The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our Chief Executive Officer, President and Chairman (“CEO”) wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration.  In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015.  On April 18, 2021 the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources (Please refer to Section 4. B for further discussion on Geothermal Right).  In addition to the related party transactions discussed elsewhere herein (i.e. the Co-operation Agreement (defined below) and the Targeted Issuer Bid, Item 16.E.), one of the members of NXT's Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT and a company owned by a family member of an executive officer was contracted to provide presentation design services to the Company.

For a full history of the TTA see also Item 4. part A, “Information on the Company - History and development of the Company”, and Item 4. part B. “Information on the Company - Business Overview - Technology Transfer Agreement”.

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

Mr. George Liszicasz, our CEO, is our largest shareholder and as of April 29, 2022 owns approximately 23.55% of our outstanding common shares and therefore has a substantial influence in all shareholder matters.

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

A risk exists that an unknown party may claim some legal entitlement to our IP, our rights to commercialize this IP or our right to create SFD® devices and processes.  However, we believe that such a claim would be without merit.

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

We rely on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations.  We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors.  Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors.  During this period, we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract.  In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.

NXT mitigates this risk by researching new designs, constructing additional SFD® sensor devices and obtaining replacement cost insurance on each SFD® sensor.

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

The Company put in place an employment agreement with its President and CEO, Mr. Liszicasz.

We have a dependence on Mr. Liszicasz and three other staff members to be involved in the SFD® data interpretation process and to continue to enhance our technology.  We are working to minimize dependency on key personnel.  Mr. Liszicasz has trained and continues to train a team of signal interpreters to minimize our reliance on him to perform these functions.  Currently, a total of four persons, two of which are highly experienced, are trained to interpret SFD® signals.  In addition, we are developing new algorithms that once completed and if successful, will reduce the reliance of these key persons in the interpretation of SFD® signals.

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

The Company has historically had a limited public market for our common shares in the United States (“U.S.”) OTC Markets Group’s Venture Stage Marketplace (the “OTCQB”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

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

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the "penny stock rules".  The penny stock rules, subject to certain exemptions, require a broker‑dealer to deliver a standardized risk disclosure, the form of which is developed by the U.S. Securities and Exchange Commission (the “SEC”) to provide the customer with additional information, including current bid and offer quotations for the penny stock, the compensation of the broker‑dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker‑dealers to sell the common shares.

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

We are authorized under our Articles of Incorporation to issue an unlimited number of common shares and an unlimited number of preferred shares.  We may issue these shares under such circumstances and in such manner and at such times, prices, amounts, and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws.  Proportionate ownership and voting rights of common shareholders could be adversely affected by the issuance of additional common shares which may result in common share value dilution.

We may not be able to protect our trade secrets and IP from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our IP.  We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing "trade secrets" protection of the proprietary nature of our technology as applicable.

Initiatives to expand and protect our IP (including patenting and new research and development (“R&D”) initiatives) have been very successful.  Squire Patton Boggs LLP, a United States-based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial United States provisional patent application in May 2012.  In November 2014, NXT filed a related patent amendment submission in the United States and since that time has undertaken new patent applications in select strategic international markets.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure.  This disclosure could significantly increase the risk of unlawful use of our technology by third parties.  Furthermore, we have no assurance that, even if we seek patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world.  If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated, or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us.  Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights.  We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We enjoy common and contract law protection of our technology and trade secrets.  Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

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

An inability to protect our IP would make it possible for competitors to offer similar products and services that could have a material adverse effect on our business, financial condition, and results of operations.

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

Criminal Activity and Social Instability - We have operated in the past in foreign countries such as Colombia, which over the past two decades experienced significant social upheaval and criminal activity relating to drug trafficking, kidnapping and terrorist acts.  While the situation has improved dramatically in recent years, there can be no guarantee that the situation will not deteriorate again, nor are these risks eliminated as yet.  Furthermore, other potential international survey locations may have similar or other indeterminate criminal or social instability risks.

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

Our operations may also be adversely affected by changes in laws and policies in Canada impacting foreign travel and immigration, foreign trade, taxation, and investment.

Commercial Disputes - While operating in a foreign country, we are subjected to local commercial laws which often involve executing contracts in a foreign language.  Although every effort is made to ensure we have access to an accurate English translation, misunderstanding and potential disputes between parties may arise.

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

Corruption and Bribery - Foreign markets may be susceptible to a higher risk of corruption and bribery.  All of NXT’s employees, contractors and independent sales agents are required to adhere to the Company’s code of conduct and business ethics, which prohibits illegal activities, including any acts of bribery or corruption.

We rely upon the right to conduct airborne surveys in foreign countries.  These foreign operations expose us to the risks that we will be prevented from conducting surveys when requested by clients.

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the U.S. Federal Aviation Administration governing the use of commercial aircraft, including rules relating to low altitude flights.  The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

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

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  At December 31, 2021, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings.  The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria, exposing the Company to foreign country credit risks.  The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Tax Matters

The Company and its subsidiaries are subject to income and other taxes in Canada, the United States, and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company's results from operations, returns to shareholders, and cash flow. Our effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Recent Canadian Tax Proposals

In February 2022, the Department of Finance (Canada) released draft legislation, including a proposal on interest deductibility. The proposal is open for public comment until May 2022 and it is unknown when the legislation may be enacted. In addition, in April 2021, the Canadian federal budget was released which proposed changes in relation to international taxation. There has been no significant update on this proposal, and it is unknown when draft legislation may be available. The Company will continue to assess the proposed changes in Canadian tax legislation as they could affect the results of operations, financial condition, and cash flows of the Company.

Recent United States Tax Proposals

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of common shares of the Company. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of common shares of the Company. In particular, new proposed legislation known as the “Build Back Better Act” is under consideration within both houses of U.S. Congress. The proposed legislation includes, without limitation, new corporate minimum income taxes. If enacted, most of the proposals would be effective for 2022 or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of common shares of the Company is uncertain.

Occurrence of Natural Disasters, Epidemics or Other Events

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, separate from COVID-19, or other events, such as wars, including the military conflict between Russia and Ukraine, acts of terrorism, power shortages or communication interruptions. In addition to previously identified risks associated with the current COVID-19 pandemic, the occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition, and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economies of the countries in which we operate. As such, the outbreak of hostilities between Russia and Ukraine could result in more widespread conflict and could have a severe adverse effect on the surrounding regions and the related markets, and on our business, financial condition, and results of operations. The duration of the conflict and related events and whether it will escalate further cannot be predicted. Our operations could also be severely disrupted if our customers, partners and other third-party providers or other participants were affected by natural disasters, health epidemics, or other major events, such as wars and military conflicts.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant United States Dollar ("USD") balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, lease obligations and entering into USD revenue contracts.  To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of USD assets including converting excess USD to Canadian dollars.  As at December 31, 2021, the Company held net USD assets totaling US$1,177,291.  Accordingly, a hypothetical 10% change in the value of one USD expressed in Canadian dollars as at December 31, 2021 would have had an approximately $150,039 effect on the unrealized foreign exchange gain or loss for the year.  Changes in currency exchange rates could have an adverse effect on the Company's business, financial condition and results of operations.

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

NXT’s corporate history is summarized as follows:

•	NXT was incorporated under the laws of the State of Nevada on September 27, 1994 as Auric Mining Corporation.

•	In January 1996, NXT acquired all of the common stock of NXT Energy USA, Inc. (which was then known as Pinnacle Oil Inc.) from its shareholders in exchange for common shares. As a consequence of this reverse acquisition, NXT Energy USA Inc. became a wholly owned subsidiary and its shareholders acquired a 92% controlling interest in NXT’s common shares.

•	Prior to this reverse acquisition transaction, NXT was a corporate shell conducting no active business, and NXT Energy USA Inc. was a development stage R&D enterprise holding the worldwide rights to use what is now our SFD® technology for hydrocarbon exploration purposes.

•	Shortly thereafter, on February 23, 1996 we changed our name to Pinnacle Oil International, Inc. and on June 13, 2000, subsequently changed our name to Energy Exploration Technologies.

•	On October 24, 2003, our shareholders approved the continuance of the Company from the State of Nevada to the Province of Alberta, Canada under the Business Corporations Act (Alberta) (the “ABCA”). Also, our name was modified to Energy Exploration Technologies Inc. (“EETI”).

•	On September 22, 2008 EETI changed its name to NXT Energy Solutions Inc. by way of Articles of Amendment filed pursuant to the ABCA.

Our registered office is located at 302, 3320 - 17th AVE SW, Calgary, Alberta, Canada, T3E 0B4 and our telephone number is (403) 264‑7020.

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

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of SFD® used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration and geothermal resources.

Our business does not normally rely on significant capital expenditures other than period regulatory additions for the aircraft.  As described in below in “Property and equipment and related amortization expense” a significant expenditure was incurred for acquiring and installing in its aircraft a new transponder technology known as ADS-B in 2019.  For 2022 we do not anticipate further significant upgrades for the aircraft.  For the last three fiscal years, the Company made capital expenditures for property and equipment of $nil (2021), $nil (2020) and $216,691 (2019).   These annual expenditures normally relate largely to upgrades to office computer equipment and SFD® survey equipment.

The Company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or international operations.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and statements, and other information regarding NXT that we file electronically with the SEC.  Our website is http://www.nxtenergy.com.

B.            Business overview.

Description of the nature of the Company’s operations and principal activities

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential.  The SFD® survey system enables NXT's clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.  NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

We utilize our proprietary, airborne SFD® survey system to provide a service for the geothermal and oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential. NXT’s principal markets have been in South America, Africa and Asia.

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing NXT to cover larger areas and more clients with minimum fixed cost.  Our sales representatives continue to pursue SFD® opportunities in numerous regions including Africa, Latin America, and Asia.  Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT's code of conduct and business ethics.

In support of these sales efforts, NXT has also been effective in positioning the SFD® method as an established geophysical tool for oil & gas exploration following the successful completion of projects in Latin America (Bolivia and Mexico) with the publication of technical papers and the creation of project case studies.  In addition, NXT has now been granted patents or received patent allowance in 46 separate countries.

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e., where SFD® provides the maximum benefits).  Our specific tactics include:

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

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed.  Revenue fluctuations are a normal part of SFD® related revenue and can vary significantly year-over-year.

Revenues for the years ended December 31, 2021 and 2019 were generated solely from a single client and the Hydrocarbon Right.  There were no revenues from the Geothermal Right.  Revenues for the year ended December 31, 2020 were the result of the forfeiture of a non-refundable deposit.

A summary of SFD® related revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	For the years ended December 31,
	2021	2020	2019
International	$3,134,250	$-	$11,976,149
Other	-	136,566	-
	3,134,250	136,566	11,976,149

African Market

In Q2-21, the Company completed the delivery of certain pre-existing Hydrocarbon Right SFD® data (the "Pre-existing SFD® Data") to its customer (the "Pre-existing SFD® Data Sale").  The Company has received payments of US$1,850,000 in respect of the Pre-existing SFD® Data as of December 31, 2021. US$200,000 (CDN$246,922) of the outstanding receivable was received in February 2022.

In March 2019, the Company signed an US$8.9 million contract with PE Energy Limited (“PE”) to provide 5,000 line kilometers of SFD® surveys in Nigeria (the Nigerian SFD® Survey”).  As the Nigerian SFD® Survey was the Company's first project in Africa, the Company was required to deliver more than 10,000 pages of documents to Nigerian National Petroleum Company (the “NNPC”) and the Department of Petroleum Resources, a department under Nigeria's Ministry of Petroleum Resources, and complete a test flight as part of the qualification process which took seven months.  Data acquisition operations were completed on May 1, 2019 and NXT's recommendations were delivered in the third quarter of 2019.

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

The Company has been fully paid for the Nigerian SFD® Survey as at the date hereof.  The contracted holdback amount of approximately US$0.5 million is should be paid to the Company upon the conclusion of negotiations for additional work under the current contract framework.

The Department of Petroleum Resources (the "DPR"), a department under the Federal Republic of Nigeria's Ministry of Petroleum Resources responsible for the sustainable development of Nigeria's oil and gas resources, provided written confirmation of their recommendation in favour of NXT's SFD® technology based on the recent survey results, noting specifically "in line with federal government aspiration to increase its Oil and Gas reserves base at a considerable reduced cost, risk and optimize exploration cycle, the SFD® technology is hereby adopted and recommended to be deployed as an independent data exploration tool for hydrocarbon exploration to identify and rank prospect-level leads to focus exploration efforts in the Nigerian Oil and Gas industry".

Other

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

Geothermal Update

Acquisition of the Geothermal Right

The Company acquired the rights to the geothermal applications of the SFD® technology (the "Geothermal Right") from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT on April 18, 2021 (the "Acquisition").  The agreement providing for the Acquisition was negotiated between Mr. Liszicasz and a special committee of the Board comprised entirely of independent directors (the "Committee").  The Board delegated authority to the Committee to perform the negotiations.  The initially negotiated consideration payable by the Company in connection with the Acquisition included the following:

1.       US$40,000 (CAD$50,310) signature payment, which was paid in April 2021;

2.       300,000 common shares in the capital of NXT ("Common Shares"), which were approved by the TSX and issued in December 2021;

3.       CAD$15,000 signature milestone payment paid in August 2021;

4.       US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.       US$250,000 milestone payment which will become due in the event that the Company executes and completes, and receives full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed, and payment of at least US$5,000,000 is received, by April 18, 2023, collectively, the "Consideration".

Geothermal applications of the SFD® technology include naturally occurring subsurface fluid reservoirs or rock conditions from which heat can be extracted and utilized for generating electric power, or for direct utilization in industrial, agricultural or domestic applications.  The main subsurface properties such as porosity, permeability and impermeable cap rock that are vital in the search for oil and gas resources and are equally critical for locating the most prospective geothermal resources.  For these reasons, the SFD® technology has a natural extension to geothermal applications.

Since first commercialized in 2007 for hydrocarbon use, NXT’s non-intrusive SFD® airborne technology enables its customers to significantly improve drill success rates while reducing the overall negative environmental impact of traditional large-scale ground surveys by minimalizing disruptions to community life and surface use.  NXT anticipates applying for patent protection for the geothermal applications of SFD® once development of the SFD® sensors reach appropriate milestones.

As industries worldwide transition toward a low-carbon economy, geothermal energy has gained greater prominence for its environmental benefits as a non-intermittent renewable energy source.  NXT will begin to utilize the research and marketing skillsets acquired in hydrocarbon resources to develop and commercialize the application of the SFD® technology for geothermal resource exploration.  By expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources, the Company anticipates that its scope of revenue sources will expand as well.

Description of Review and Approval Process

The Acquisition constituted a "related party transaction" for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61‑101") on the basis that Mr. Liszicasz is a director, officer and control person of the Company.

The Acquisition was reviewed and unanimously approved by the Committee which took into consideration the fair market value of the Geothermal Right as determined by them acting in good faith.  Due to the fair market value not being readily determinable, the Committee considered the potential value to be realized by the Company in exercising the Geothermal Right, the value of the Consideration being offered to Mr. Liszicasz, and the effect on the Company’s share ownership before and after the completion of the Acquisition.

The Acquisition was exempt from the formal valuation and disinterested shareholder approval requirements typically applicable to related party transactions under MI 61-101 on the basis that, at the time the Acquisition was agreed to, neither the fair market value of the Geothermal Right (as determined by the Committee acting in good faith, due to the fair market value not being readily determinable), nor the fair market value of the Consideration to be received by Mr. Liszicasz for the Geothermal Right, exceeded 25% of the Company’s market capitalization, calculated as of April 18, 2021 as follows:

•	fair market value of the Geothermal Right and fair market value of the Consideration, is approximately $837,947, if all of the milestones are met;
•	market capitalization of the Company is approximately $44,579,810; and
•	fair market value as a % of market capitalization is 1.88%.

Following the issuance of the 300,000 Common Shares, Mr. Liszicasz’s ownership increased to 15,378,679 Common Shares (representing approximately 23.56% of the Company’s then 65,250,710 Common Shares).

Mr. Liszicasz retains all rights, title, and interest in and to the SFD® technologies for all other commercial applications, except for respect to hydrocarbons and geothermal resources.

As of December 31, 2021, the Company has recognized $275,610 for the Acquisition, which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 Common Shares and legal costs.  The cost of the remaining two milestones will be recognized when it is deemed probable by the Committee that these two milestones will be achieved.

Geothermal Right Development Update

Progress continues with respect to the development of the SFD® geothermal sensor family for which NXT is receiving advisory services and funding from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”).  NXT tested existing SFD® sensors under different operating parameters associated with subsurface conditions favourable for geothermal resources.  The test results have demonstrated that the development of a dedicated SFD- GT sensor family can be accelerated.

Other

Revenues for the year ended December 31, 2020 were the result in the recognition of a forfeited non-refundable deposit from AGV, payable pursuant to the Co-operation Agreement (defined below).

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

In order to conduct our survey operations, we require the following:

21

•

Survey aircraft - Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners, a Calgary based air charter operator, to provide aircraft, crew, and maintenance services for our survey operations worldwide In December 2015, we acquired from Air Partners a jet aircraft which was previously charter hired to NXT. In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager / operator of the aircraft which we use in SFD® survey operations.

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

Summary information on dependence on patents, licenses, and contracts

Patents

In May 2012, we commenced a "provisional" patent application process in the United States and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013.  We intend to continue expanding the process with additional formal patent applications in the future.  We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

In 2017, our Initiatives to expand and protect our IP (including patenting and new R&D initiatives) were very successful.  Squire Patton Boggs LLP, a United States-based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial United States provisional patent application in May 2012.  As a result, NXT has now been granted SFD® patents in Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020).  In total, NXT has obtained SFD® patents in 46 countries.  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

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

The SFD® system can be used as a focusing tool for seismic.  With an SFD® survey, a large tract (i.e., over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential.  Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment than more traditional methods.  An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®.  This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

The industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys.  These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting and structural development; however, these other airborne techniques are not as suitable for identifying areas with reservoir potential as the SFD® system

Description of material effects of governmental & environmental regulation

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

With our past experience in Nigeria, Canada, the U.S., Bolivia, Mexico, Colombia, and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys.  However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose NXT to forfeiture of performance bonds.

C.     Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation - State of Nevada	20,000,000 common shares	5,000,000 common shares	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation - State of Nevada	1,000 common shares	100 common shares	Inactive	100%
		4,000 preferred shares

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation - Province of Alberta	Unlimited number of common shares	100 common shares	Inactive	100%

NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation - Canada	Unlimited number of common shares	100 common shares	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common shares	Inactive	100%

¹On January 16th, 2017, the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia.  Operations have now ceased in Bolivia and we closed the branch in 2021.

D.            Property, plant and equipment.

Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 - 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $48,279 (including building operating costs) commencing in October 2015. On March 15, 2022, the Company surrendered 828 square feet of its office building lease to the landlord. As a result its non-lease operating cost commitments for the building lease will reduced by approximately $13,881 for 2022, 17,537 for 2023 and 2024, and $13,150 for 2025. The Company incurred a surrender fee of $14,000 which will be expensed in the first quarter of 2022. See also Item 5.F “Contractual Obligations”.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft.  In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization (the “Lessor”).  The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.  NXT is required to make monthly payments to the Lessor of approximately US$39,500 (CDN$50,340).  In December 2021, the Company determined it was reasonably certain it would extend term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  The incremental borrowing rate is 11.2%.  The Company recognized an additional $615,737 Aircraft ROU assets and US$481,797 ($615,737) additional Lease obligations.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

When the aircraft is not needed for use by NXT, we seek to earn charter hire reimbursements from the aircraft through a third party, Air Partners.  Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

Equipment

Our SFD® technology is comprised of three main components, as detailed in the first three items below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

•

Stress Field Detector - The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output. The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 22 SFD® sensors, consisting of six primary, eight secondary and eight R&D sensors, allowing multiple independent SFD® signals to be acquired at all points of a designed survey.

•

SFD® Signal Conditioning Unit - This self-contained unit contains electronic circuits for powering the sensors and for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•

Data Acquisition System - This is used in conjunction with the SFD® sensor array on surveys. Our data acquisition system is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

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

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements.  We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated.  We have accrued approximately $22,337 for asset retirement obligations related to the minor non-operating interest in these oil and gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

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

A.            Operating results.

Overall Operational Performance (See Item 8.A. for a discussion immaterial changes to certain financial statement line items.)

	For the year ended December 31,
	2021	2020	2019
		Adjusted (1)	Adjusted (1)

SFD® related revenue	$3,134,250	$136,566	$11,976,149
Net income (loss) and comprehensive income (loss)	(3,123,799)	(6,028,228)	3,794,709
Net income (loss) per common share - basic	$(0.05)	$(0.09)	$0.06
Net income (loss) per common share - diluted	$(0.05)	$(0.09)	$0.06
Net increase (decrease) in cash and cash equivalents	(432,291)	(168,099)	2,518,713
Cash and short term investments	2,807,855	3,031,407	6,639,757
Total assets	21,584,371	23,484,748	30,221,470
Lease liabilities	1,902,604	2,089,838	2,850,604
Long-term liabilities	1,000,000	-	-

(1)	Please see Item 8. A. for detail on the adjustments.

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2021

•	The Company completed the 2021 advisory services and funding of $50,000 from the NRC IRAP to support the R&D of the SFD® technology for geothermal applications;
•	NXT also announces its patent application in Brazil and India have now been officially granted bringing the total number of countries in which NXT holds patents to 46;
•	On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board;
•	The Company acquired the Geothermal Right from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT;
•	The Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (the "HASCAP Loan");

•	Cash and short-term investments at December 31, 2021 were $2.81 million;
•	Net working capital was $2.82 million at December 31, 2021;
•	The Company recorded SFD® related revenue of $3.13 million for 2021;
•	A net loss of $3.12 million was recorded for 2021, including stock based compensation and amortization expenses of $2.06 million;
•	Cash flow provided by (used in) operating activities was ($1.03) million 2021;
•	Net loss per Common Share for 2021 was ($0.05) basic and diluted;
•

General and administrative ("G&A") expenses for 2021 as compared to 2020 decreased by $0.15 million or (5%) due to lower professional fees, recognition of the Canada Emergency Rent Subsidy (the “CERS”) and business development offset by the ending of the CEWS (the “Canada Emergency Wage Subsidy”) and higher Stock Based Compensation Expense (“SBCE”).

Financial Highlights for 2020

•	Cash and short-term investments at December 31, 2020 were $3.03 million;
•	SFD® related revenues 2020 were $0.14 million;
•	A net loss of $6.03 million was recorded for 2020, including stock based compensation and amortization expenses of $1.78 million;
•	Cash flow used in operating activities was $3.41 million 2020;
•	Net loss per Common Share for 2020 was ($0.09) basic and diluted;
•

G&A expenses for 2020 as compared to 2019 decreased by $0.33 million or 9%, due primarily to the CEWS, the CERS, the Scientific Research and Development Credit ("SR&ED"), and less travel than in 2019; and

•	The Employee Share Purchase Plan commenced in Q4-20 with approximately 75% employee participation.

Financial Highlights for 2019

•	In Q3-19, the Company completed its Nigerian SFD® survey for approximately US$8.9 Million with PE. PE had a contract with NNPC, to provide 5,000-line kilometers of SFD® surveys in Nigeria;
•	NXT received confirmation of a patent granted from the European Patent Office;
•

On September 6, 2019, NXT and AGV entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties. The note receivable was fully collected in 2020;

•

During Q4-19 the Company completed the C$1,250,000 Targeted Issuer Bid (Item 16.E.), purchasing for cancellation 4,166,667 common shares in the capital of the Company representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019, at a price of C$0.30 per Common Share (“The Targeted Issuer Bid);

•	Cash and short-term investments at the end of the 2019 were $6.64 million;
•	There was $11.98 million of SFD® related revenues recorded in 2019;
•	Net income of $3.79 million was recorded for 2019, including amortization expense of $1.78 million;
•	Operating activities provided $4.20 million of cash during 2019 and net cash used for financing activities was $1.50 million;
•	Net income per common share for 2019 was $0.06 basic and $0.06 fully diluted; and
•

General and administrative costs for 2019 as compared to 2018 have been reduced by $0.50 million or 13% mostly due a reduction in business development costs, lower headcount and costs and certain expenditures being recognized as direct SFD® related costs, offset by higher professional fees and information technology costs.

Net Income (Loss)	For the year ended December 31
	2021	2020	2019
		Adjusted (1)	Adjusted (1)
SFD® related revenue	$3,134,250	$136,566	$11,976,149
SFD® related costs
Survey costs	1,224,168	1,111,070	2,653,055
General and administrative	3,189,857	3,341,010	3,541,594
Amortization expense	1,776,484	1,780,806	1,781,181
	6,190,509	6,232,886	7,975,830
Other expense (income), net	67,540	(68,092)	205,610
Income (loss) before income taxes	(3,123,799)	(6,028,228)	3,794,709
Income tax expense (recovery)	-	-	-
Net income (loss) for the year	(3,123,799)	(6,028,228)	3,794,709

(1)	Please see Item 8. A. for detail on the adjustments.

Revenue and expenses for the years ended December 31, 2021, 2020 and 2019

SFD® related revenues - In 2019 the Company’s revenues were for the Nigerian SFD® survey.  There were no surveys in 2020, but revenue was received from the forfeiture of a deposit from the Co-operation Agreement (defined below).  In 2021 the company sold pre-existing SFD® data to a customer.

SFD® related costs - SFD® related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs.

In 2021, SFD® related costs were higher compared to YE-20 due to costs to deliver the Pre-existing SFD® Data, routine maintenance costs and lower charter hire reimbursements due to the COVID-19 pandemic.  This was offset by lower aircraft lease costs, due to the favourable CDN$ to US$ exchange rate during 2021.

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

In 2019, survey expenses included direct incremental SFD® related costs for the Nigerian SFD® Survey incurred which include aircraft and hanger operating costs, staff costs to support the survey, and mobilization/demobilization costs.  Also, these costs include staff costs to interpret and integrate the survey, and their travel costs.  Aircraft operations costs in 2019 were higher than 2018 as additional scheduled maintenance was required after the Nigerian SFD® Survey, net of charter hire reimbursements.

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

In Q4-21, the Company determined it was reasonably certain it would extend term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  The incremental borrowing rate is 11.2%.  The Company recognized an additional $615,737 Aircraft Right of use assets and US$481,797 ($615,737) additional Lease obligations.

Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

G&A expense - G&A is a major component of NXT's total expenses.  The categories included in G&A expense are as follows:

G&A expense	For the year ended December 31,
	2021	2020	2019
Salaries, benefits, and consulting charges	1,485,952	1,383,692	1,599,247
Board, professional fees, and public company costs	720,269	920,666	857,556
Premises and administrative overhead	647,943	728,036	800,626
Business development	47,793	140,200	240,356
Total G&A before Stock based compensation	2,901,957	3,172,594	3,497,785
Stock based compensation	287,900	168,416	43,809
Total G&A	3,189,857	3,341,010	3,541,594

G&A expenses before SBCE decreased $151,153, or 5%, in 2021 compared to 2020 for the following reasons:

•	Salaries, benefits, and consulting charges increased $102,260, or 7%, due primarily due to decrease of the CEWS and the SR&ED rate offset by lower vacation expense;
•	Board and professional fees and public company costs decreased $200,397, or 22%, due primarily to lower legal fees;
•	Premises and administrative overhead costs decreased $80,093, or 11%, due to receipt of the CERS during 2021;
•	Business development costs decreased by $92,407, or 66%, as travel restrictions continue due to the COVID-19 epidemic: and
•	SBCE were higher in 2021 vs 2020 by $119,484, or 71% due to recognizing the Restricted Stock Unit (“RSU”) Plan expense and the Employee Share Purchase (“ESP”) Plan for a full year. See the section “Stock-based Compensation Expenses" for further information on the SBCE.

G&A expenses decreased $200,584, or 5.6%, in 2020 compared to 2019 for the following reasons:

•	salaries, benefits and consulting charges decreased $215,555, or 13%, due primarily due to recording the CEWS and the SR&ED and one less permanent headcount;
•	board and professional fees and public company costs increased $63,110, or 7%, due primarily to increased audit fees due to increased audit requirements and consultant fees to process the SR&ED;
•	premises and administrative overhead costs decreased $72,590, or 9%, due primarily to recording of the CERS and decreased costs related to reduced office expenses;
•	business development costs decreased by $100,156, or 42%, due primarily to the restrictions on travel from the COVID-19 epidemic and therefore switching discussion to tele-conferences and on-line video conferencing; and
•	SBCE were higher in 2020 vs 2019 by $124,607 due to recognition the RSU Plan and the ESP Plans which commenced in 2020.

 Stock-based compensation

SBCE varies in any given year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense.  Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.  Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.  The deferred share unit ("DSUs") plan (the "DSU Plan") is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.  RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In 2021, the Company settled the 2021 RSU vesting with shares and cash, and intends to continue to settle the RSUs in shares and cash.  In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2020 and 2021 the Company has elected to issue Common Shares from treasury.

SBCE in 2021 was higher compared to 2020 by $119,484 or 71%.  Option expense in 2021 was higher as a director elected to take options, instead of cash payments for part of their fees.  Option expense in 2020 was a grant of an award of 30,000 fully vested stock options.  The ESP Plan expenses was higher in 2021 as the plan was in effect for the whole year, versus one month in 2020.  The main driver was the RSU Plan recognized twelve months of RSU expense in 2021 versus 128 days in 2020.

SBCE in 2020 was higher compared to 2019 by $124,607 as the RSU, DSU and ESP Plan were implemented during 2020.

Stock-based compensation expense (“SBCE”)	For the year ended December 31,
	2021	2020	2019
Stock Option Expense	$26,250	$34,223	$43,809
Deferred Share Units	-	15,000	-
Restricted Stock Units	154,715	111,060	-
Employee Share Purchase Plan	106,935	8,133	-
Total SBCE Expenses	287,900	168,416	43,809

Amortization Expense

Property and equipment and Intellectual property is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using annual rates and methods which are also subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	For the year ended December 31,
	2021	2020	2019
Property and equipment	$82,564	$96,073	$96,448
Intellectual property	1,693,920	1,684,733	1,684,733
Total Amortization Expense	1,776,484	1,780,806	1,781,181

Property and equipment and related amortization expense. Property and equipment amortization was lower in 2021 compared to 2020 due to additional assets becoming fully amortized during the period and the Company not acquiring new assets in the periods.  Amortization also decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

Property and equipment amortization was higher in 2020 compared to 2021 as amortization decreases each year as the Company uses the declining balance method of depreciation, thereby having the effect of lowering amortization each year on existing assets.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's Chairman, President and Chief Executive Officer, on August 31, 2015.  The value attributed to the acquired IP assets was $25.3 million.  The IP assets are amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to an ongoing assessment of potential indicators of impairment of the recorded net book value.    No impairments were recognized in 2021, 2020, or 2019.

As discussed in Item 4.B., the Company acquired the SFD® technology for the Geothermal Right from NXT’s Chairman, President and Chief Executive Officer on April 18, 2021.  The Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five year aggregatetotal of $68,902.

Other Expense (Income)	For the year ended December 31,
	2021	2020	2019
		Adjusted (1)	Adjusted (1)
Interest (income) expense , net	$37,955	($14,062)	($28,959)
Foreign exchange loss (gain)	8,597	(64,432)	177,736
Intellectual property and other	20,988	10,402	56,833
Total Other Expense (Income)	67,540	(68,092)	205,610

(1)	Please see Item 8. A. for detail on the adjustments.

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted by interest expense from lease obligations and long-term debt.  2021 interest (income) expense net decreased $52,017 versus 2020 as interest rates have decreased, less cash was held in short-term investments and interest expense was incurred for the HASCAP Loan.

The Company had less short-term investments over comparative periods and the Company's locked in guaranteed investment certificates had overall lower average interest rates.  In addition, interest from finance liabilities and lease obligations has been reduced in 2020, as the outstanding lease obligations continues to decrease.  Since January 1, 2019 interest on finance obligations is included in this account under the new lease accounting standard.  2020 interest (income) expense net was $14,897 less than 2019, as lease interest expense has offset income earned on guaranteed investment certificates.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held significant net assets in US$ at December 31, 2021 and December 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss. At December 31, 2021, the CDN$ to US$ exchange rate was slightly lower as compared to the CDN$ to US$ exchange rate at December 31, 2020, resulting in the corresponding foreign exchange loss for Q4-21 and YE-21. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20. For YE-20 the foreign exchange gain was the result of weakening of the CDN$ versus the US$ from December 31, 2019 to March 31, 2020 and large US$ balances. This foreign exchange gain was reduced in the following three quarters as the CDN$ strengthened. US$ balances were also slowly reduced during each period in YE-20. The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

At December 31, 2019, the Company had a significant foreign exchange loss which was the result of the CDN dollar strengthening compared to May 2019 when several of the US dollar assets were initially recorded.

Intellectual property and other.  In Q4-21 and YE-21, the Company's IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

We currently have no other outstanding derivative financial instruments, such as foreign currency hedges.

Income tax expense - There was no income tax expense in 2021, 2020 or 2019.

At the end of 2021, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization.  These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2040) and other resource deductions totaling approximately $7.42 million.

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

	Q4-21	Q3-21	Q2-21	Q1-21
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
SFD® related revenue	$(10,123)	$-	$3,144,373	$-
Net income (loss)	(1,573,587)	(1,434,442)	1,531,522	(1,647,292)
Income (loss) per share - basic	(0.02)	(0.02)	0.02	(0.03)
Income (loss) per share - diluted	(0.02)	(0.02)	0.02	(0.03)

	Q4-20	Q3-20	Q2-20	Q1-20
	Dec 31, 2020	Sep 30, 2020	Jun 30, 2020	Mar 31, 2020
SFD® related revenue	$-	$-	$136,566	$-
Net income (loss)	(1,653,447)	(1,487,821)	(1,439,363)	(1,447,598)
Income (loss) per share - basic	(0.03)	(0.02)	(0.02)	(0.02)
Income (loss) per share - diluted	(0.03)	(0.02)	(0.02)	(0.02)

Significant or Unusual Items Impacting Net Income (Loss):

In Q4-21, the CEWS and CERS programs were ended therefore increasing G&A costs.  In Q3-21, the Company recorded favourable exchange gains due to the strengthening of the US$.  In Q2-21, revenue was recognized for the Pre-existing SFD® Data Sale.  In Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates.  In Q4-20, the Company received the CEWS and the CERS which reduced costs.  In Q3-20, the Company received the CEWS and the SR&ED which also reduced costs.  During Q2-20, revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the existing co-operation agreement between NXT and AGV (the "Co-operation Agreement").  Excluding Q2-21, the Company incurred net losses primarily due to incurred SFD® related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items like SBCE, which can be a significant expense in any given quarter.  More specific details are provided below:

•	in Q4-21, the Company only received grants from the CEWS and CERS for one month due to the termination of these programs;
•	in Q3-21, the US$ strengthened vs the CDN$ which resulted in a $102,632 exchange gain;
•	in Q2-21, revenue was earned for the Pre-existing SFD® Data Sale and costs were lower due to receipt of the CEWS and the CERS. Additionally, there was no business development travel due to restrictions from the COVID-19 pandemic;
•	in Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals and less fluctuation of exchange rates;
•	in Q4-20, costs were reduced primarily due to recognizing $123,105 benefits under the CEWS and the CERS, and due to reduced travel;
•	in Q3-20, costs were reduced primarily due to recognizing $189,135 benefits under the CEWS and the SR&ED, and reduced travel;
•	in Q2-20, $136,566 revenue was earned on the recognition of the forfeited deposit from AGV, payable pursuant to the Co-operation Agreement; and
•	in Q1-20, the Company incurred a foreign exchange gain as it held significant monetary assets in US$ at March 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments, and the security deposit for the aircraft, and the CDN$ devalued by approximately 9%.

B.            Liquidity and capital resources.

Going Concern

The consolidated financial statements for 2021 have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT's ability to continue as a going concern within one year after the consolidated financial statements for the year ended December 31, 2021 have been issued.

The Company's current cash position is not expected to be sufficient to meet the Company's obligations and planned operations for the 12-month period beyond the date that these financial statements have been issued.

The Company has plans in place to reduce operating costs including payroll and other G&A costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures, or bank credit facilities. The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier. NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with sufficient certainty

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT's cash and cash equivalents plus short-term investments at December 31, 2021 totaled $2.81 million.  Net working capital (see Non-GAAP Measure discussion below) totaled $2.82 million.

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

NXT had net working capital of $2,816,482 as at December 31, 2021 as follows:

	December 31,	December 31,	net change
	2021	2020	in 2021
		Adjusted (1)	Adjusted (1)
Current assets (current liabilities):
Cash and cash equivalents	$2,257,855	$2,690,146	$(432,291)
Short-term investments	550,000	341,261	208,739
	2,807,855	3,031,407	(223,552)
Accounts receivable	841,567	965,548	(123,981)
Prepaid expenses and deposits	265,436	77,532	187,904
Accounts payable and accrued liabilities	(500,625)	(440,537)	(60,088)
Contract obligations	-	(127,507)	127,507
Current portion of long-term debt	(64,815)	-	(64,815)
Current portion of lease obligation	(532,936)	(687,991)	155,055
Total Net Working Capital	2,816,482	2,818,452	(1,970)

(1)	Please see Item 8. A. for detail on the adjustments.

Net working capital at December 31, 2021 compared to December 31, 2020 decreased by $1,970 or 0% was due to cash receipts from the HASCAP Loan and accounts receivable from the Pre-existing SFD® Data Sale, offset by funds used in operations mostly for payroll, aircraft, and premises costs.

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the BDC’s HASCAP Loan, funded by the Royal Bank of Canada.  The HASCAP Loan is a $1,000,000 non-revolving ten year term credit facility with an interest rate of 4%.  Repayment terms are interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years.  The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Maturity of long-term debt:
2022	$104,167
2023	146,481
2024	142,037
2025	137,593
2026	133,148
2027 to 2031	534,907
Total principal and interest payments	1,198,333
Less interest	(198,333)
Total principal remaining	1,000,000
Current portion of long-term debt	64,815
Non-current portion of long-term debt	935,185

Sources and uses of cash

The overall net changes in cash balances in each of the years noted below is a function of several factors including any inflows (outflows) due to changes in net working capital balances and net of any cash transferred into/out of short-term investments.  Further information on the net changes in cash, by each of the operating, financing, and investing activities, for the last three fiscal years is as follows:

For the year ended December 31	2021	2020	2019
		Adjusted (1)	Adjusted (1)
Cash provided by (used in):
Operating activities	$(1,033,173)	$(3,407,101)	$4,200,101
Financing activities	875,428	(173,616)	(1,503,090)
Investing activities	(274,049)	3,436,691	(140,752)
Effect of foreign rate changes on cash	(497)	(24,073)	(37,546)
Net cash inflow (outflow)	(432,291)	(168,099)	2,518,713
Cash & cash equivalents, start of the year	2,690,146	2,858,245	339,532
Cash & cash equivalents, end of the year	2,257,855	2,690,146	2,858,245

Cash & cash equivalents	2,257,855	2,690,146	2,858,245
Short-term investments	550,000	341,261	3,781,512
Total	2,807,855	3,031,407	6,639,757

(1)	Please see Item 8. A. for detail on the adjustments.

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

For the year ended December 31,	2021	2020	2019
		Adjusted (1)	Adjusted (1)
Comprehensive income (loss) for the year	$(3,123,799)	$(6,028,228)	$3,794,709
Total non-cash expense items and ARO liabilities settled	2,076,909	1,995,359	1,870,087
	(1,046,890)	(4,032,869)	5,664,796
Change in non-cash working capital balances	13,717	625,768	(1,464,695)
Total cash provided by (used in) in operations	(1,033,173)	(3,407,101)	4,200,101

(1)	Please see Item 8. A. for detail on the adjustments.

Operating cash flow decreased by $2,373,927 in 2021 as compared to 2020 due to the payment of the Pre-existing SFD® Data Sale accounts receivable offset by timing of accounts payable and accrued liabilities.  Operating cash flow decreased by $7,607,202 in 2020 as compared to 2019 because of the milestone payments received from the Nigerian SFD® Survey during 2019.

Financing Activities

2021 - In 2021, proceeds of $1,000,000 were received from the HASCAP Loan. Additionally, proceeds were received from employee contributions under the ESP Plan which began in Q4-20.  This was offset by payments on the financing liability and finance lease.

2020 - In 2020, the financing activity was for payments on the finance liability and finance lease offset by employee contributions under the ESP Plan.  In Q2-20, the Company terminated the finance lease for office equipment with a final payment of approximately $20,000.

2019 - During the fourth quarter of 2019 the Company completed the TIB for $1,250,000 plus costs of $93,184 to repurchase 4,166,667 TIB Common Shares, at a price of $0.30 per. Also, NXT recorded a net cash financing outflow of $42,603 in 2019 on payments for its finance leases.

Investing Activities

2021 - $65,310 was incurred for cash payments on the Acquisition. Changes in short-term investments were for investments in guaranteed investment certificates to fund operations and investing of excess short-term cash.

2020 - Short-term investments decreased in 2020 as the Company used investments in Guaranteed Investment Certificates to fund operations.

2019 - Company acquired the new transponder technology known as ADS-B for its aircraft.  Total costs for installing the ADS-B were approximately $208,000.  Short-term investments in 2019 increased as the Company invested excess funds from operations into guaranteed investment certificates.

C.            Research and development, patents, and licenses, etc.

R&D expenditures incurred to develop, improve, and test the SFD® survey system and related components are expensed as incurred.  Any IP that is acquired for the purpose of enhancing R&D projects, if there is no alternative use for the IP, is expensed in the period acquired.

National Research Council of Canada Industrial Research Assistance Program

In July 2021, the Company began receiving advisory services and funding of up to $50,000 from the NRC IRAP to support the R&D of the SFD® technology for geothermal applications.  The objective of this project was to test, identify and analyze the desired elements of the SFD® geothermal sensor response over known geothermal areas with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  The agreed project work was completed in November 2021 with total funding of $50,000 from the NRC IRAP.

R&D, patents and licenses for NXT primarily includes costs related to IP filings, R&D activity related to the SFD® technology and certain non-recurring project activities.

Algorithms Update

NXT is continuing development of the processing algorithms that will assist in the attribute mapping, interpretation, and integration of SFD® data.  A number of new approaches, algorithms, and models have been successfully trialed that provide a more definitive approach to corroborating SFD® results by direct spatial comparison with subsurface properties that are pertinent to both hydrocarbon and geothermal applications.  Whilst these methods require final formalization and further field testing, NXT expects that the eventual implementation of these enhancements will help drive the integration of SFD® data and results into the overall upstream exploration cycle.

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

E.             Critical Accounting Estimates

A registrant that does not apply in its primary financial statements IFRS as issued by the IASB must discuss information about its critical accounting estimates. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements. Critical accounting estimates. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. Provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on the registrant’s financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation.

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

ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board.  At present, our Board consists of seven members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of April 29, 2022, for our directors, and executive officers:

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

Charles Selby Calgary, Alberta, Canada Director since January 2006

Mr. Selby obtained a Bachelor of Science (Hons.) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and is a registered Professional Engineer and lawyer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities and international transactions primarily in the energy business.  Mr. Selby served as Vice President of Pengrowth Corporation for almost 20 years participating in the growth of that entity to an enterprise value of more than $4 billion.  He also has served as a director and officer of a number of reporting issuers in the oil and natural gas industry including Arakis Energy Corp., with operations in the Sudan.  Since 2017 he is President and Director of Caledonian Midstream Corporation, a company that has natural gas and oil production together with a sour natural gas plant and infrastructure in the Alberta foothills and is also the CEO and a director of Wildcat Royalty Corporation.

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

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014

Mr. Valentine is a Senior Partner with Norton Rose Fulbright Canada LLP ("Norton Rose"), where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of Norton Rose's Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

Mr. Valentine is a member of the Board of Directors of Touchstone Exploration Inc. and Avalia Energy Ltd., both public companies.  He is also serves on the Board of Directors private companies Octavia Energy Corporation and Calvalley Petroleum Limited.  He formerly was a director of one other Canadian public company, Veraz Petroleum Ltd. until December 2012.

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

As of April 1, 2022 Mr. Ingriselli joined the Board and was elected as CEO of Trio Petroleum Corporation.  Trio Petroleum is an exploration and production company with assets located in Monterey County, California. It is currently a private company.

Also effective April 1, 2022 Mr. Ingriselli joined the Board of Elephant Oil Corporation. Elephant Oil is an exploration and production company with assets located in Namibia, Africa and in Benin, Africa.  It is currently a private company.

Mr. Ingriselli obtained a Bachelor of Science degree in Business Administration from Boston University, a Master of Business Administration degree in both finance and international finance from New York University and a Juris Doctorate degree from Fordham University School of Law.

Mr. Ingriselli is a member of the Audit Committee.

Gerry Sheehan Dublin, Leinster, Ireland Director since July 2021

Mr. Sheehan has worked continuously in international oil and gas exploration, development, and production for over 38 years. He has broad technical and business development experience in Africa South Asia and Europe.

Mr. Sheehan began his career in 1982 as a geophysicist working with the British National Oil Corporation (BNOC), after privatization becoming Britoil plc. He evaluated acreage in the UK, Dutch, Danish, Irish and Norwegian sectors. In 1986 he transferred to the BNOC Houston office as a technical auditor. He was later seconded to the Global Basin Evaluation Team, focusing on Africa and Asia.

In 1987 Mr. Sheehan joined the fledgling oil company Tullow Oil plc. as part of the founding technical team. The company was successful in Senegal on a World Bank sponsored gas to power project. New acreage was secured in the UK onshore, Pakistan, Syria and Yemen, with follow-on successful exploration and field development projects.

From 1992 to 1998, Mr. Sheehan held the position of Chief Geophysicist. The company enjoyed ongoing successes in South Asia culminating in the discovery and development of the 1 TCF-sized Bangora gas field in Bangladesh, operated on behalf of Texaco and Chevron. His project team also deployed on the successful re-development of the offshore Espoir field in Cote d’Ivoire, West Africa, with partners Canadian Natural Resources and Addax Petroleum.

From 1998 to 2006 he held the post of International Exploration Manager, this role also encompassed a business development responsibility. This was a time of rapid growth and expansion in the company with new assets acquired in West Africa, North Africa, Central and Eastern Europe and South Asia. In 2004, Mr. Sheehan led the technical due-diligence team on the corporate acquisition of Energy Africa plc. The enlarged company rapidly expanded its footprint in Africa with notable oil exploration successes in Ghana and Uganda, both countries now seen as significant oil provinces.

In 2007 Mr. Sheehan founded a private company, Blackstairs Energy. The company acquired oil field rehabilitation projects in Romania, and exploration acreage in Armenia and Senegal. The company also undertook technical and commercial asset evaluations on behalf of third parties.

In 2014 Mr. Sheehan was a founder of T5 Oil & Gas, a private London-based oil and gas company. T5 is a license partner in a portfolio of assets in Gabon, comprising offshore oil production and a suite of un-developed oil and gas fields, both offshore and onshore, now being advanced to development.

Mr. Sheehan holds a Bachelor of Science degree in Geology and a Master of Science in Applied Geophysics, both obtained from the National University of Ireland. He is a Fellow of the Geological Society (FGS, elected 2009) and is an active member of the American Association of Petroleum Geologists (AAPG, 1986) and the Society of Exploration Geophysicists (SEG, 1996).

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

Mr. Woychyshyn originally served as a consultant to NXT from November 2017 to November 2018, providing controllership services. From 2015 to 2017 he was the Chief Financial Officer of Imaging Dynamics Company Limited.

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

Messrs. Tilson, Valentine, Selby, Ingriselli, Sheehan, and Wilcox are considered "independent" within the meaning of Canadian securities law.

B.            Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the Chief Executive Officer, the Chief Financial Officer at December 31, 2021, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2021.  All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2021:

Name & Principal Position	Salary	Share-based rewards (1)	Other (2)	Total
George Liszicasz, President & CEO	$309,800	$8,388	$12,156	$330,344
Eugene Woychyshyn, VP of Finance & CFO	$180,000	$33,000	$1,585	$214,585

(1)	Share-based rewards represents the Company match to the executive’s contribution to the ESP Plan.
(2)	“Other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits.

(See Item 6.E “Share Ownership” for details regarding stock options, DSUs, RSUs, and ESP Plan shares granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares.

In 2021, the directors, other than Mr. Tilson, each individually elected to receive cash as payment of Board fees earned for the year.  Mr. Tilson elected to receive $3,500 of his retainer in cash and $26,500 in stock options.  The annual cash retainer was based on $30,000 ($35,000 in the case of the Chairman of the Audit Committee).  Compensation payable (including pro-rated amounts for periods of partial service in the year) for 2021 is summarized as follows:

2021
Charles Selby	$30,000
Bruce G. Wilcox	35,000
Tom Valentine	30,000
John Tilson	30,000
Frank Ingriselli	30,000
Gerry Sheehan	15,000

We do not provide additional compensation for committee participation (other than as noted previously regarding the minor additional amount for service as the Chairman of the Audit Committee).  (See Item 6.E “Share ownership” for details regarding stock options and DSUs granted to directors.)

The Company reimburses directors for out-of-pocket expenses for attending Board and committee meetings.  We do not provide termination benefits for directors.

C.            Board practices.

Expiration Dates

No director or member of our administrative, or supervisory bodies has an expiration date for their current term of office.  Directors are elected by shareholders at the annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting or until a successor is appointed.  The period during which each individual has served as a director is set out in the table under Item 6.A - “Directors and senior management”.

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

Disclosure Committee

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox (Chair) and Mr. Woychyshyn (VP of Finance & Chief Financial Officer (“CFO”) of the Company).

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Wilcox (Chair), Selby, Ingriselli, and Tilson.  All members of the Audit Committee are independent within the meaning of Canadian National Instrument 58-101 and each member is financially literate.  The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), and Tilson and Valentine are members of the Compensation Committee.  All members of the Compensation Committee are independent within the meaning of Canadian National Instrument 58-101. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 - 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

D.            Employees

Fiscal year ended December 31, 2021

As of the fiscal year ended December 31, 2021, we had a total of 11 employees.  NXT has no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2021:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	1	3
Operations and technical development	6	-	6
Total	10	1	11

All of the above noted staff are based in Canada.  The six operations and technical development staff includes one research scientist holding a Ph.D. and three geoscientists.  We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2020

As of the fiscal year ended December 31, 2020, we had a total of 11 employees.  NXT had no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2020:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	1	3
Operations and technical development	6	-	6
Total	10	1	11

All of the above noted staff are based in Canada.  The six operations and technical development staff includes one research scientist holding a Ph.D. and three geoscientists.  We periodically engage other technical and administrative contract personnel as required on a project basis.

Fiscal year ended December 31, 2019

As of the fiscal year ended December 31, 2019, we had a total of 10 employees.  NXT had no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2019:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	-	2
Operations and technical development	6	-	6
Total	10	-	10

All of the above noted staff were based in Calgary, Canada.  The six operations and technical development staff includes one research scientist holding a Ph.D. and three geoscientists.  We periodically engage other technical and administrative contract personnel as required on a project basis.

E.             Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company or predecessor plans with substantially the same terms.  The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”).  The Plan, was re-approved and ratified at the Company’s AGM held on June 25, 2019.  Pursuant to this Plan, all stock option grants must be approved by the Board.  Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company.  The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.  No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with a three year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date.  The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The RSU is approved and ratified by shareholders every three years at the Company’s AGM.  The RSU, as was re-approved and ratified at the Company’s AGM held on August 25, 2020.  Pursuant to the RSU, all grants must be approved by the Board of the Company.  RSU’s may be granted to the directors, officers and employees of NXT and to consultants retained by the Company.  The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).  The RSU’s are generally issued with a three year vesting where they shall vest at the end of each of the first three years following the grant date.  The price is determined on the vesting date.

DSU Plan was approved and ratified by the shareholders at the Company’s annual meeting on June 25, 2019. The DSU Plan is a long-term incentive plan that permits the grant of DSUs to qualified directors, as determined by the Board in its absolute discretion (collectively, the "Designated Participants").  Designated Participants are required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer or fee in the form of DSUs. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to Shareholder approval of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM.  The ESP Plan was initially approved and ratified at the Company’s AGM held on August 25, 2020.  The shareholders of the Company and subsequently the TSX approved, the ESP Plan.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2021 and 2020 the Company has elected to issue common shares from treasury.

The following stock options, RSUs, ESP Plan matches and DSUs were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2021, 2020, and 2019 and to date to April 29, 2022.

To April 29, 2022:

•	A total of 22,900 stock options with and exercise price of $0.52 per common share were earned by a director of the Company in lieu of director fees; and
•	A total of 12,643 common shares were matched by the Company through the ESP Plan for executive officers for the year to date period ended April 29, 2022.

In 2021:

•	A total of 62,660 stock options with a weighted average exercise price of $0.56 per common share were earned by a director of the Company in lieu of director fees;
•	No RSUs were granted for the year ending December 31, 2021 to officers of the Company;
•	No DSUs were granted to directors of the Company; and
•	A total of 73,531 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2021.

In 2020:

•	A total of 16,000 stock options with and exercise price of $0.51 per common share were earned by a director of the Company in lieu of director fees;
•	A total of 280,000 RSUs were granted for the year ended December 31, 2020 to officers of the Company;
•	A total of 37,354 DSUs were earned by a director of the Company in lieu of director fees; and
•	A total of 8,330 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2020.

In 2019

•	No stock options, RSUs or DSUs were granted in 2019.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of April 29, 2022.  All options are issued at an exercise price set at the weighted average trading price on the five trading dates prior to the grant date.  Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of April 29, 2022)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options

Eugene Woychyshyn	$0.59	01-Nov-18	01-Nov-23	150,000
VP Finance & CFO				150,000	39.3%

John Tilson	$0.51	30-Sep-20	30-Sep-25	16,000
Director	$0.49	31-Mar-21	31-Mar-26	8,500
	$0.44	30-Jun-21	30-Jun-26	21,360
	$0.68	30-Sep-21	30-Sep-26	14,750
	$0.62	31-Dec-21	31-Dec-26	18,050
	$0.52	31-Mar-22	31-Mar-25	22,900
				101,560	26.6%
Total number of stock options held by officers and directors				251,560	65.9%

Issued and outstanding RSUs held by directors and officers of the Company (as of April 29, 2022)

	RSU	RSU		% of total
Name and	Grant	Expiry	Outstanding	Outstanding
Position	Date	Date	RSUs	RSUs

Eugene Woychyshyn	25-Aug-20	25-Aug-23	83,333
VP Finance & CFO			83,333	12.0%

George Liszicasz	25-Aug-20	25-Aug-23	103,333
Director, President & CEO			103,333	14.8%
			186,666	26.8%

Issued and outstanding DSUs held by directors of the Company (as of April 29, 2022)

Charles Selby has 37,354 DSUs at April 29, 2022.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                  Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of April 29, 2022 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group.  For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).  Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares, RSUs and DSUs to vest, within 60 days of April 29, 2022 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  The percentage of beneficial ownership is based on 65,319,962 common shares issued and outstanding as of April 29, 2022.  This total of 65,319,962 excludes all outstanding options that are exercisable within 60 days of April 29, 2022 (which is adjusted for each individual’s % purposes as noted in footnote 4 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at April 29, 2022	Percent of Common Shares [4]
Directors and Officers:
Frank Ingriselli [1]	50,000	* [3]
George Liszicasz 1 & 2	15,382,391	23.55%
Charles Selby [1]	408,161	* [3]
John Tilson [1]	6,017,768	9.20%
Bruce G. Wilcox [1]	410,000	* [3]
Eugene Woychyshyn[2]	362,410	* [3]
Total D & O Common Shares	22,630,730	34.13%
Major Shareholders (> 5%):
AGV	6,764,945	10.36%
Mork Capital Management, LLC.	5,717,420	8.75%

   1 Director of NXT

   2 Officer of NXT

   3 Beneficially owns less than one percent of the total outstanding common shares. 4 For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of April 29, 2022 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

	common	vested &
	shares	exercisable	Pro forma
	held	options	total
Ingriselli	50,000	-	50,000
Liszicasz	15,382,391	-	15,382,391
Selby	408,161	-	408,161
Tilson	5,916,208	101,560	6,017,768
Wilcox	410,000	-	410,000
Woychyshyn	212,410	150,000	362,410
	22,379,170	251,560	22,630,730

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.	300,000 common shares, which were issued in December 2021 to Mr. Liszicasz for the Acquisition. See Item 4.B;
2.	Since December 2020, Mr. Liszicasz has acquired 40,907 common shares through the ESP Plan.
3.	Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares to his former spouse by March 31, 2020.
4.	Since May 5, 2019 Mr. Liszicasz and Mr. Tilson acquired common shares in acquisitions on the public markets.
5.

In December 2019 the Company completed the $1,250,000 targeted issuer bid, purchasing for cancellation 4,166,667 common shares in the capital of the Company from AGV, representing approximately 6.08% of the total outstanding Common Shares as of November 14, 2019, at a price of C$0.30 per Common Share.

6.	At October 31, 2019 AGV’s 3,421,648 warrants (“Warrants”) expired.

NXT is a foreign private issuer for its current fiscal year.  As of the last business day of the Company’s second fiscal quarter, the majority of the Company’s executive officers are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada and the Company is administered principally in Canada.  Three of the seven directors of the Company are Canadian citizens.  The Company’s major shareholders in common shares have the same voting rights as other holders of common shares.  The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly.  There are no arrangements known to the Company which may result in a change of control of the Company.

B.                   Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2021 through the current date, April 29, 2022:

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in this period;
•	One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2021, NXT incurred legal expenses of $85,815 with this firm, for which a total of $16,000 is included in accounts payable as at December 31, 2021. Norton Rose Fulbright continues to provide legal services to NXT. In 2022, as of the report date, total fees incurred are approximately $8,000 for which $5,000 is still outstanding;
•	Accounts payable and accrued liabilities includes $11,467 related to reimbursement of expenses owing to an executive officer; and
•	A company owned by a family member of an executive officer was contracted to provide design services to the Company for a total cost of $4,013 during 2021.

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

Leases

During 2021, the Company determined that the amounts previously recorded for the aircraft lease were calculated incorrectly and the US$ denominated lease liability had not been re-measured to Canadian dollars each reporting period as required.  The result of these corrections are to reduce the value of both the right of use assets and lease obligations, with changes to related income statement accounts.  The Company has determined that the effect of these adjustments are not material.

The Company has recorded the adjustments in the related accounts in the comparative periods in this 20-F and the consolidated financial statements.  The specific accounts affected are deposits, right of use assets, current portion of lease obligations, long-term lease obligations, deficit, SFD® related costs, interest income (expense), and foreign exchange loss (gain).  The loss per share in each of the comparative periods did not change as a result of these immaterial corrections.  The charts below highlight the changes to each account in each of the comparative periods.

	December 31, 2020
	As previously reported	Adjustments	Adjusted
Deposits	$526,560	$(100,730)	$425,830
Right of use assets	2,415,430	(423,658)	1,991,772
Current portion of lease obligations	(773,465)	85,474	(687,991)
Long-term portion of lease obligations	(1,896,277)	494,430	(1,401,847)
Deficit	83,934,230	(55,516)	83,878,714

	For the year ended December 31, 2020
	As previously reported	Adjustments	Adjusted
SFD® related costs	$1,091,587	$19,483	$1,111,070
Interest (income) expense, net	(11,535)	(2,527)	(14,062)
Foreign exchange loss (gain)	(76,029)	11,597	(64,432)
Net loss	(5,999,675)	(28,553)	(6,028,228)

Accounting for the above adjustments, the adoption of Topic 842 resulted in the initial recognition of right of use assets of approximately $3.2 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $2.8 million as at January 1, 2019.  Before the above retrospective adjustments, at January 1, 2019, the Company recorded the initial recognition of right of use assets of approximately $3.5 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $3.4 million.

Consolidated Statement of Cash Flows

In the preparation of the annual financial statements as at and for the year ended December 31, 2021, the Company has determined that certain amounts previously recorded in the 2019 and 2020 consolidated statements cash flows were not correctly calculated to properly reflect payments on the financial liability, lease obligation payments and accretion, and application of exchange rates to calculate unrealized foreign exchange (gain) loss including the effect of foreign exchange on changes on cash and cash equivalents.  The adjustments to correct the respective financial statement line items are not material and did not change the Cash, SFD® related revenues, or Net income (loss) accounts or basic and diluted loss per share.  The Company has recorded the adjustments in the related line items in each of the comparative periods.  Line items affected on the Consolidated Statement of Cash Flows by the adjustment are: Non-cash lease costs, Change in the carrying amount of right of use assets and lease liabilities, unrealized foreign exchange (gain) loss, Repayment of financial liability and finance lease obligations, Proceeds from (used in) short-term investments, and Effect of foreign exchange rate changes on cash and cash equivalents.  The tables below highlight the changes to each line item in each of the comparative periods. Also refer to discussion of the immaterial error correction in note 2 to the annual financial statements as at and for the year ended December 31, 2021.

Consolidated Statements of cash flows	For the year ended December 31, 2020
	As previously reported	Adjustments	Adjusted
Net loss	$(5,999,675)	$(28,553)	$(6,028,228)
Non-cash lease costs	(171,300)	159,564	(11,736)
Change in carrying amount of right of use assets & lease liabilities	-	21,470	21,470
Unrealized foreign exchange (gain) loss	141,799	(106,656)	35,143
Operating activities	(3,452,925)	45,824	(3,407,101)
Repayment of finance liability and finance lease	(42,515)	(138,693)	(181,208)
Financing activities	(34,923)	(138,693)	(173,616)
Effect of foreign exchange rate changes on cash and cash equivalents	(116,941)	92,868	(24,073)
Net decrease in cash and cash equivalents	(168,099)	-	(168,099)

Consolidated statements of cash flows	For the year ended December 31, 2019
	As previously reported	Adjustments	Adjusted
Net income	$3,772,908	$21,801	$3,794,709
Non-cash lease costs	(171,056)	159,320	(11,736)
Change in carrying amount of right of use assets & lease liabilities	-	(2,095)	(2,095)
Unrealized foreign exchange (gain) loss	95,557	(31,331)	64,226
Operating activities	4,052,406	147,695	4,200,101
Repayment of finance liability and finance lease	(42,603)	(117,303)	(159,906)
Financing activities	(1,385,787)	(117,303)	(1,503,090)
Proceeds from (used in) short-term investments	42,764	33,175	75,939
Investing activities	(173,927)	33,175	(140,752)
Effect of foreign exchange rate changes on cash and cash equivalents	26,021	(63,567)	(37,546)
Net increase in cash and cash equivalents	2,518,713	-	2,518,713

Consolidated Statements of cash flows	For the year ended 2020
	As previously reported	Adjustments	Adjusted
Operating activities	$(3,452,925)	$45,824	$(3,407,101)
Financing activities	(34,923)	(138,693)	(173,616)
Effect of foreign exchange changes on cash	(116,942)	92,869	(24,073)
Net loss	(5,999,675)	(28,553)	(6,028,228)
Total non-cash expense items and ARO liabilities settled	1,920,981	74,378	1,995,359
Operating activities before change in non-cash working capital balances	(4,078,694)	45,825	(4,032,869)
Change in non-cash working capital balances	625,769	(1)	625,768
Total Cash used in operating activities	(3,452,925)	45,824	(3,407,101)
Repayment of finance liability and lease liability	(42,515)	(138,693)	(181,208)
Total cash from (used in) financing activities	(34,923)	(138,693)	(173,616)
Net source (use) of cash	(168,099)	-	(168,099)

No significant events or changes have occurred subsequent to the date of the December 31, 202 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B.           Significant Changes.

As of April 29, 2022, one subsequent event has occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2021:

•	On March 15, 2022, the Company surrendered 828 square feet of its office building lease to the landlord. As a result, its non-lease operating cost commitments for the building lease will reduced by approximately $13,881 for 2022, 17,537 for 2023 and 2024, and $13,150 for 2025. The Company incurred a surrender fee of $14,000 which will be expensed in the first quarter of 2022. The Company will derecognize the following amounts on its balance sheet at the surrender date:

Right of Use Assets	$ 77,043
Lease obligations	80,081

NXT’s interim unaudited consolidated financial statements for the 3-month period ended March 31, 2022 is planned to be released on or about May 13, 2022.

ITEM 9.     THE OFFER AND LISTING

A.            Offer and listing details.

Our common shares are currently quoted in the U.S. on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX under the symbol “SFD”.  There have been no trading suspensions over the last three years.

B.             Plan of distribution.

Not applicable.

C.            Markets.

Our common shares are currently quoted in the U.S. on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX under the symbol “SFD” effective from March 22, 2016, and in Europe on the Frankfurt and Berlin Exchanges (both of these listings are inactive) under the symbol “EFW”.

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

There are no restrictions in NXT’s Articles or By-Laws as to the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (the “ICA”) (Canada), as further described under Item 10.D - “Exchange Controls” below.

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

C.            Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein.  Please see Item 4. B for description of the AGV Co-operative Agreement, Item 16.E, the Targeted Issuer Bid, the Letter Agreement: Geothermal Right Item 4.B, and the Nigerian SFD® survey with PE.  Also see Item 3. D for a description of the Sales Leaseback contract.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares as discussed in this summary.

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

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships and other pass-through entities (and investors in such partnerships and pass-through entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) U.S. expatriates or former long-term residents of the U.S.; (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States or are otherwise subject to taxing jurisdictions other than, or in addition to, the United States; or (n) are subject to special tax accounting rules with respect to the common shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons , such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2021 and to date in 2022, we do not have any interest bearing debt facilities or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2021, the Company held net U.S dollar assets totaling US$1,177,291. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2021 would have had an approximately $150,039 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

As at December 31, 2021, we held a total of $2,807,855 in cash, cash equivalents and short term investments.  If all this cash was held in an interest bearing account for a full year, an actual 1% change in interest rates during the year ended December 31, 2021 would have resulted in approximately a $28,078 change in interest income for the year.

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

ITEM 15.           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure.  As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2021, its DCPs are not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company's CEO and CFO, together the "Responsible Officers") are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements, Form 20-F and Management Discussion and Analysis are being prepared.

As of December 31, 2021, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act.  The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2021.  In making this assessment, they used the criteria established in Internal Control - Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control (“COSO”).

Our ICFR were not required to be independently audited.  Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2021 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties - NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and
•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues - NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters and relies on reviews by management, external consultants and the Audit Committee for quality assurance.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.  Given the small size of the Company's finance team, management has established a practice of increased engagement of the Company's Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased the engagement of external consultants and legal counsel as well.

The Responsible Officers concluded that, as at December 31, 2021, its ICFR is not effective and as a result its DCPs are not sufficiently effective.  NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements.  The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists.  In addition, the FO engages subject matter consultants as the need arises.

Changes in Internal Controls

There were no changes to the Company’s ICFR in 2021.

It should be noted that a control system, including the Company's DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2021.

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

During 2021, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees.  Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 - 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2021 and 2020.

	2021	2020
Audit fees	$234,330	$230,865
Audit-related fees	-	-
Tax fees	1,338	4,762
Total fees	235,668	235,627

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Shares	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
November 15, 2019 - December 9, 2019	4,166,667	$0.30	4,166,667	0

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

ITEM 16F.         CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.        CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I - DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer and President

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the year ended December 31, 2021

15.2	Consent of KPMG LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2021

15.4	Management’s Discussion and Analysis for the year ended December 31, 2020

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

Dated: April 29, 2022	By:	/s/George Liszicasz
George Liszicasz
Director, Chairman, Chief Executive Officer and President

