Form 20-F
period 2022-12-31
NXT Energy Solutions Inc.
filed 2023-05-12
CIK 1009922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

 (Mark One)

☐	Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

OR

☒	Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2022.

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from __ to __

OR

☐	Shell Company Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

68,949,109 common shares outstanding as of December 31, 2022 (77,626,886 common shares outstanding as of May 11, 2023).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐     No ☒

Auditor Name: KPMG LLP	Firm ID# 85	Auditor Location: Calgary Alberta, Canada

FORWARD-LOOKING STATEMENTS

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented Stress Field Detection (“SFD®”) survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method, which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential.  The SFD® survey system enables NXT’s clients to focus their exploration decisions concerning land commitments, data acquisition expenditures, and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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

Forward-looking statements in this document includes, but is not limited to:

•	payment of the Consideration (as defined below), and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•	the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;
•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	estimates related to our future financial position and liquidity including certain contractual obligations; and
•	general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	foreign currency exchange and interest rates;
•	general business, economic, and market conditions (including global commodity prices);
•	the estimated costs of the Offerings (defined below);
•	approval of phase 2 of the NRC IRAP project; and
•	the use of funds raised under the Offerings.

Although NXT believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking statements is based on expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure new revenue contracts;
•	health, safety, and the environment (including risks related to the COVID-19 pandemic);
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our intellectual property (“IP”) and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a limited number of aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	the likelihood that the Company’s ICFR (as defined below) will prevent or detect material misstatements in our audited consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices); and
•	other factors described herein under “Risk Factors” (see Item 3. D.).

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

This Form 20-F is being filed as an annual report under the United States Securities Exchange Act of 1934, as amended, (the “U.S. Exchange Act”) and, as such, there is no requirement to provide any information under this item.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3. KEY INFORMATION

A. [Reserved].

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

Our ability to continue operating.

NXT is still in the early stages of realizing widespread commercialization of its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company’s operating results and financial position.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the consolidated financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the consolidated financial statements have been issued.

The Company has deferred payment of operating costs, including payroll and other general and administrative costs. Subsequent to December 31, 2022, the Company completed a private placement (the “Private Placement”) which resulted in raising an additional net proceeds of $1,658,280. Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations. The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for the consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

If the Company were to default on its office lease, the current month rent plus the next three months become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor (defined below).

The financial statements rely upon estimates and assumptions that could be incorrect.

In preparing the consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the consolidated financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2022 and 2021, the estimates and judgments included the assessment of impairment indicators of intellectual property.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, and the assumptions used to measure stock based compensation expense.

Volatility in oil and natural gas commodity prices may affect demand for our services.

NXT’s customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices.   As such, demand for our services and prospective revenues may become adversely impacted by fluctuations in oil and natural gas prices.  The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined at this time.  However, in general, as commodity prices have declined significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline, at least in the short term.  Therefore, NXT focuses on national oil companies as they have a long term strategic view and are not as affected by short-term oil fluctuations.

Our financial position is affected by foreign currency fluctuations.

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, lease obligations and entering into United States dollar SFD® related revenue contracts.  To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at December 31, 2022, the Company held net U.S. dollar liabilities totaling US$231,161.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2022 would have had an approximately $31,327 effect on the unrealized foreign exchange gain or loss for the year.  Changes in currency exchange rates could have an adverse effect on the Company’s business, financial condition and results of operations.

Debt Service

NXT may finance a significant portion of its operations through debt.  Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT’s ability to satisfy its other obligations. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by NXT of its debt obligations. Lenders may be provided with security over substantially all of the assets of NXT.  If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of NXT.

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.   (See Item 11).  The Company’s long-term debt interest is fixed at 4% until 2031.  The Company also is recorded interest expense of 15.70% on the financial liability of its aircraft lease for the years 2019 to 2021 which resulted from the deferred gain of the sales and leaseback agreement of its aircraft.  This interest expense ended in April 2022.

Availability of Aircraft.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization (the “Lessor”).  The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.  NXT was required to make monthly payments to the Lessor of approximately US$39,500 until April 2022.

In Q4-21 the Company extended the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

When the aircraft is not needed for use by NXT, we seek to earn charter hire reimbursements from the aircraft through a third party, Air Partners.

Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

In the event that NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed.  This inability to conduct survey operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

We may periodically enter into related party transactions with our officers and directors.  The most significant transaction was a “Technology Transfer Agreement” (the “TTA”) that was executed on December 31, 2006 between NXT and Mr. George Liszicasz, our former Chief Executive Officer, President and Chairman (“CEO”) wherein we issued 10,000,000 convertible preferred shares to him in exchange for the rights to the SFD® technology for use in hydrocarbon exploration.  In 2013, a total of 2,000,000 of these preferred shares were converted (on a one-to-one basis) into common shares, and the remaining 8,000,000 preferred shares were converted in August 2015.  On April 18, 2021 the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources (Please refer to Section 4. B for further discussion on Geothermal Right).  In addition, one of the members of NXT’s Board of Directors (the “Board”), Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal advice to NXT and a company owned by a family member of an executive officer was contracted to provide presentation design services to the Company.

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

A risk exists that an unknown party may claim some legal entitlement to our intellectual property (“IP”), our rights to commercialize this IP or our right to create SFD® devices and processes.  However, we believe that such a claim would be without merit.

The SFD® technology is an essential component of our business plan.  If a third party challenged our lawful entitlement to this technology, the legal defense of our right to the technology may be expensive and could cause a loss of our right to the SFD® technology, or a protracted legal process to assert our right to the technology would have a material adverse effect on the Company’s business, financial condition and results of operations.

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

We rely on a limited number of key personnel who collectively possess the knowledge and skills to conduct SFD® surveys and interpret SFD® data as required to meet contract obligations.  Additional or replacement personnel may not be found and trained quickly.  The loss of any of these key persons or increased demand for our services from clients could impair our ability to meet contract obligations, thereby adversely impacting our reputation and our ability to earn future revenue from clients.

The Company’s future success depends, to a significant extent, on the continued service of its key technical and management personnel and on our ability to continue to attract and retain qualified employees.  The loss of the services of our employees or a failure to attract, retain and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.  We do not have “key person” insurance on any of our personnel.

We depend on key staff members that are involved in the SFD® data interpretation process and to continue to enhance our technology.  We are working to minimize dependency on key personnel.    Currently, a total of four persons, two of whom are highly experienced, are trained to interpret SFD® signals.  In addition, the Company is developing interpretation algorithms which will reduce the reliance on human interpretation.  A process of formal documentation of the ongoing research and development of the sensor technology, the acquisition/survey methodologies, and the processing and interpretation work flows is ongoing and will be part of the management systems.

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

We have undertaken efforts and other steps to enhance our data security infrastructure.  Any security breach or failure in our computer equipment, systems or data could result in the interruption of our business operations and adversely impact our financial results.

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

Since the common shares are not listed on a national stock exchange within the United States, trading in the common shares on the OTCQB is subject, to the extent the market price for the common shares is less than $5.00 per share, to a number of regulations known as the “penny stock rules”.  The penny stock rules, subject to certain exemptions, require a broker‑dealer to deliver a standardized risk disclosure, the form of which is developed by the U.S. Securities and Exchange Commission (the “SEC”) to provide the customer with additional information, including current bid and offer quotations for the penny stock, the compensation of the broker‑dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, make a special written determination that the penny stock is a suitable investment for the purchaser and to receive the purchaser’s written agreement to the transaction.  To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker‑dealers to sell the common shares.

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

It is possible that a third party will copy or otherwise obtain and use the Company’s technology without authorization, develop a similar technology independently or design around the Company’s secrets.  Accordingly, there can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of our IP will be successful.

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

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  At December 31, 2022, cash balances in bank accounts  placed with financial institutions with investment grade credit ratings.  The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Tax Matters

Payment made to NXT for services rendered to clients and branch office in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions. Changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company’s results from operations, returns to shareholders, and cash flow. Our effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

The Company may be a “passive foreign investment company” (“PFIC”), which may have adverse U.S. federal income tax consequences for U.S. investors

The Company believes that it was a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year and may be a PFIC in future tax years. If the Company is a PFIC for any year during a U.S. taxpayer’s holding period of common shares of the Company, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the common shares of the Company or any so-called ‘‘excess distribution’’ received on its common shares of the Company as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be mitigated if a U.S. taxpayer makes a timely and effective QEF Election (as defined below) or a Mark-to-Market Election (as defined below). A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is a PFIC, whether or not the Company distributes any amounts with respect to the common shares of the Company. However, U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Company will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their common shares. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the common shares of the Company over the taxpayer’s basis therein. This paragraph is qualified in its entirety by the discussion below under the heading ‘‘Certain United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules.’’ Each potential investor who is a U.S. taxpayer should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the common shares of the Company.

Recent United States Tax Proposals

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of common shares of the Company. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the common shares of the Company. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of the common shares of the Company is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that will impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that will impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that would be imposed on the corporation repurchasing such stock. It is unclear how this legislation will be implemented by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the common shares of the Company.

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

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant United States Dollar (“USD”) balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, lease obligations and entering into USD revenue contracts.  To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of USD assets including converting excess USD to Canadian dollars.  As at December 31, 2022, the Company held net U.S. dollar liabilities totaling US$231,161.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2022 would have had an approximately $31,327 effect on the unrealized foreign exchange gain or loss for the year.  Changes in currency exchange rates could have an adverse effect on the Company’s business, financial condition and results of operations.

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

Our registered office is located at 302, 3320 – 17th AVE SW, Calgary, Alberta, Canada, T3E 0B4 and our telephone number is (403) 264‑7020.

We are a reporting issuer in Alberta, Ontario, and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta).  We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities and Exchange Commission in accordance with the Exchange Act.

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our former President and CEO, chairman.  The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements.  On December 31, 2006, we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration.

On April 18, 2021 the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources.  All other all rights, title, and interest in and to the SFD® technologies for all other commercial applications remained with Mr. Liszicasz.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of SFD® used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration and geothermal resources.

Our business does not normally rely on significant capital expenditures other than required regulatory additions to the aircraft.  For 2023 we do not anticipate further significant upgrades for the aircraft.  For the last three fiscal years, the Company made capital expenditures for property and equipment of $nil (2022), $nil (2021) and $nil (2020).

The Company does not currently have any significant capital expenditures in progress, or planned for the short term, for Canada or international operations.

Given the passing on January 21, 2023 of Mr. George Liszicasz, NXT’s former CEO, the Board of Directors has formally empowered a committee of the Board to assume the CEO’s duties.  The Committee, which meets several times weekly with NXT management, consists of Lead Director Charles Selby and Directors Gerry Sheehan and Bruce G. Wilcox, who collectively possess senior operating and management experience in the Energy and Capital Markets Industries.  The Committee will undertake its executive role, until further notice, in close cooperation with NXT’s qualified management team that will continue to manufacture SFD® systems, perform SFD® surveys, and provide vital interpretation as contracts are finalized.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and statements, and other information regarding NXT that we file electronically with the SEC.  Our website is http://www.nxtenergy.com.

B. Business overview.

Description of the nature of the Company’s operations and principal activities

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary and patented SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with hydrocarbon and geothermal exploration potential.  The SFD® survey system enables NXT’s clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT.  NXT provides its clients with an effective and reliable method to reduce time, costs and risks related to exploration.

We utilize our proprietary, airborne SFD® survey system to provide a service for the geothermal and oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential. NXT’s principal markets have been in South America, Africa and Asia.

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our former President and Chief Executive Officer, and Chairman.  The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements.  On December 31, 2006 we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

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

We also continue to utilize high quality local sales representatives with key knowledge of their respective areas, potential clients and the exploration potential of a region allowing NXT to cover larger areas and more clients with minimum fixed cost.  Our sales representatives continue to pursue SFD® opportunities in numerous regions including Africa, Latin America, and Asia.  Furthermore, to ensure our sales representatives follow industry best practices, each representative is required to annually certify they adhere to NXT’s code of conduct and business ethics.

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

3.

Pursue requests of interest from qualified potential client “bluebirds” from all other locations in the world. The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

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

We had no revenues in 2022. Revenues for the years ended December 31, 2021 were generated solely from a single client and the Hydrocarbon Right.  There were no revenues from the Geothermal Right.  Revenues for the year ended December 31, 2020 were the result of the forfeiture of a non-refundable deposit.

A summary of SFD® related revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	For the years ended December 31,
	2022	2021	2020
International	$-	$3,134,250	$-
Other	-	-	136,566
	-	3,134,250	136,566

International Market

During 2021 the Company completed the delivery of certain pre-existing Hydrocarbon Right SFD® data to its customer (the “Pre-existing SFD® Data Sale”).  The Company has been fully paid for the Pre-existing SFD® Data Sale.

Other

In February 2019, NXT entered into a co-operative agreement with one of its largest shareholders, Alberta Green Ventures Limited Partnership (“AGV”), to propose up to three SFD® surveys within two years (the “Co-operative Agreement”). The Co-operative Agreement was based on a cost plus formula and a gross overriding royalty interest in oil and gas production arising on lands subject to the surveys.

The fees payable by AGV were partially secured by a US$100,000 non-refundable deposit.  As AGV did not complete at least one of three SFD® surveys by June 30, 2020, the non-refundable deposit was forfeited to NXT in 2020.

Geothermal Update

Acquisition of the Geothermal Right

The Company acquired the rights to the geothermal applications of the SFD® technology (the “Geothermal Right”) from Mr. George Liszicasz, the Company’s former Chairman, President and Chief Executive Officer of NXT on April 18, 2021 (the “Acquisition”).  The agreement providing for the Acquisition was negotiated between Mr. Liszicasz and a special committee of the Board comprised entirely of independent directors (the “Committee”).  The Board delegated authority to the Committee to perform the negotiations.  The initially negotiated consideration payable by the Company in connection with the Acquisition included the following:

1.	US$40,000 (CAD$50,310) signature payment, which was paid in April 2021;

2.	300,000 common shares in the capital of NXT (“Common Shares”), which were approved by the TSX and issued in December 2021;

3.	CAD$15,000 signature milestone payment paid in August 2021;

4.	US$200,000 milestone payment which will become due in the event that the Company’s cash balance exceeds CAD$5,000,000 due to receipt of funds from operations; and

5.

US$250,000 milestone payment which would have become due in the event that the Company executed and completed, and received full payment for, an SFD® contract valued at US$10,000,000 or greater, provided such contract was entered into and completed, and payment of at least US$5,000,000 was received, by April 18, 2023. This milestone has expired.

collectively, the “Consideration”.

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

Description of Review and Approval Process

The Acquisition constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61‑101”) on the basis that Mr. Liszicasz is a director, officer and control person of the Company.

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

The estate of Mr. Liszicasz retains all rights, title, and interest in and to the SFD® technologies for all other commercial applications, except for respect to hydrocarbons and geothermal resources.

As of December 31, 2022, the Company has recognized $275,610 for the Acquisition, which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 Common Shares and legal costs.  The cost of the remaining milestone will be recognized when it is deemed probable by the Committee that this milestone will be achieved.

Geothermal Right Development Update

Progress continues with respect to the development of the SFD-GT geothermal sensor family. The objective of this project was to test, identify, and analyze the desired elements of the SFD® geothermal sensor response over known geothermal areas with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  The agreed project work was completed in November 2021 with total funding of $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”).  During Q1-23, the Company submitted a proposal for up to approximately $200,000 to NRC IRAP for a funding and research plan for the next phase to support the research and development of the SFD® technology for geothermal applications.

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

Summary information on dependence on patents, licenses, and contracts

Patents

In May 2012, we commenced a “provisional” patent application process in the United States and formally filed a patent on May 22, 2013, which was subsequently published on November 28, 2013.  We intend to continue expanding the process with additional formal patent applications in the future.  We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

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

C. Organizational structure .

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common shares	5,000,000 common shares	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common shares	100 common shares	Inactive	100%
		4,000 preferred shares

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common shares	Inactive	100%

NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common shares	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common shares	Inactive	100%

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

D. Property, plant and equipment.

Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $29,657  commencing in October 2015. On March 15, 2022, the Company surrendered 828 square feet of its office building lease to the landlord.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft.  In April 2017, NXT completed a sale and leaseback agreement of its aircraft with the Lessor.  The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.  NXT is required to make monthly payments to the Lessor of approximately US$39,500 (CDN$50,340).  In December 2021, the Company determined it was reasonably certain it would extend term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

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

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements.  We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated.  We have accrued approximately $24,574 for asset retirement obligations related to the minor non-operating interest in these oil and gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying consolidated Financial Statements and the notes to those statements incorporated by reference elsewhere in this Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this annual report, particularly under the caption “Risk Factors”.

A. Operating results.

Overall Operational Performance

Selected Annual Information

	For the year ended December 31,
	2022	2021	2020
SFD® related revenue	$-	$3,134,250	$136,566
Net income (loss) and comprehensive income (loss)	(6,733,076)	(3,123,799)	(6,028,228)
Net income (loss) per common share - basic	$(0.10)	$(0.05)	$(0.09)
Net income (loss) per common share - diluted	$(0.10)	$(0.05)	$(0.09)
Net increase (decrease) in cash and cash equivalents	(1,994,418)	(432,291)	(168,099)
Cash and short term investments	263,437	2,807,855	3,031,407
Total assets	15,575,295	21,584,371	23,484,748
Lease liabilities	1,246,723	1,902,604	2,089,838
Long-term liabilities	935,185	1,000,000	-

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2022

•	cash at December 31, 2022 was $0.26 million;
•	net working capital was $(1.681) million at December 31, 2022;
•	the Company recorded SFD®-related revenues of $nil;
•	a net loss of $6.73 million was recorded for 2022, including Stock Based Compensation Expense (“SBCE”) and amortization expense of $1.98 million;
•	net loss per common share for YE-22 was $0.10 basic and $0.10 diluted;
•	cash flow used in operating activities was $2.93 million during 2022;
•	General and administrative expenses (“G&A”) increased by $0.55 million (17%) in 2022 as compared to 2021; and
•	the Rights Offering and Private Placement (together the “Offerings”) contributed $0.43 million of cash.

Financial Highlights for 2021

•	The Company completed the 2021 advisory services and funding of $50,000 from the NRC IRAP to support the R&D of the SFD® technology for geothermal applications;
•	NXT also announces its patent application in Brazil and India have now been officially granted bringing the total number of countries in which NXT holds patents to 46;
•	On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board;
•	The Company acquired the Geothermal Right from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT;
•	The Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (the “HASCAP Loan”);
•	Cash and short-term investments at December 31, 2021 were $2.81 million;
•	Net working capital was $2.82 million at December 31, 2021;
•	The Company recorded SFD® related revenue of $3.13 million for 2021;
•	A net loss of $3.12 million was recorded for 2021, including stock based compensation and amortization expenses of $2.06 million;
•	Cash flow provided by (used in) operating activities was ($1.03) million 2021;
•	Net loss per Common Share for 2021 was ($0.05) basic and diluted;
•	G&A for 2021 as compared to 2020 decreased by $0.15 million or (5%) due to lower professional fees and business development costs, and recognition of the Canada Emergency Rent Subsidy (the “CERS”) offset by the ending of the CEWS (the “Canada Emergency Wage Subsidy”) and higher SBCE.

Financial Highlights for 2020

•	Cash and short-term investments at December 31, 2020 were $3.03 million;
•	SFD® related revenues 2020 were $0.14 million;
•	A net loss of $6.03 million was recorded for 2020, including stock based compensation and amortization expenses of $1.78 million;
•	Cash flow used in operating activities was $3.41 million 2020;
•	Net loss per Common Share for 2020 was ($0.09) basic and diluted;
•	G&A for 2020 as compared to 2019 decreased by $0.33 million or 9%, due primarily to the CEWS, the CERS, the Scientific Research and Development Credit (“SR&ED”), and less travel than in 2019; and
•	The Employee Share Purchase Plan commenced in Q4-20 with approximately 75% employee participation.

Net Income (Loss)	For the year ended December 31
	2022	2021	2020
SFD® related revenue	$-	$3,134,250	$136,566
SFD® related costs
Survey costs	1,178,183	1,224,168	1,111,070
General and administrative	3,736,431	3,189,857	3,341,010
Amortization expense	1,768,727	1,776,484	1,780,806
	6,683,341	6,190,509	6,232,886
Other expense (income), net	49,735	67,540	(68,092)
Loss before income taxes	(6,733,076)	(3,123,799)	(6,028,228)
Income tax expense (recovery)	-	-	-
Net loss for the year	(6,733,076)	(3,123,799)	(6,028,228)

Revenue and expenses for the years ended December 31, 2022, 2021 and 2020

SFD® related revenues –There were no surveys in 2022 and 2020, but revenue was received from the forfeiture of a deposit from the Co-operation Agreement during 2020.  In 2021 the company sold Pre-existing SFD® data to a customer.

SFD® related costs – SFD® related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs.

In 2022, 2021 and 2020, aircraft operations were incurred for aircraft handling and maintenance costs.  Aircraft operations were higher in 2022 due to the timing of routine major preventive maintenance costs in Q1-22 and preparing the aircraft for up to 300 hours of flight hours to conduct SFD® surveys, but overall survey project costs were $118,441 lower due to the costs incurred for the Pre-existing Data Sale in 2021.

In 2021, SFD® related costs were higher compared to 2020 due to costs to deliver the Pre-existing SFD® Data, routine maintenance costs and lower charter hire reimbursements due to the COVID-19 pandemic.  This was offset by lower aircraft lease costs, due to the favourable CDN$ to US$ exchange rate during 2021.

The aircraft is available for charter to third parties through our aircraft manager when it is not being used by NXT.  Any charter hire reimbursements received are used to offset aircraft costs.

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with the Lessor.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. NXT is required to make monthly payments to the Lessor of approximately US$39,500.  NXT has the option to extend the term of the lease by an additional two years for payments of approximately US$22,500 per month.

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

Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.

G&A - G&A is a major component of NXT’s total expenses.  The categories included in G&A are as follows:

G&A	For the year ended December 31,
	2022	2021	2020
Salaries, benefits, and consulting charges	$1,688,262	$1,485,952	$1,383,692
Board, professional fees, and public company costs	818,087	720,269	920,666
Premises and administrative overhead	818,987	647,943	728,036
Business development	195,811	47,793	140,200
Total G&A before Stock based compensation	3,521,147	2,901,957	3,172,594
Stock based compensation	215,284	287,900	168,416
Total G&A	3,736,431	3,189,857	3,341,010

G&A increased $546,574 or 17%, in 2022 compared to 2021 for the following reasons:

•	Salaries, benefits, and consulting charges increased $202,310 or 14%, as 2021 costs were reduced by the CEWS. This was partially offset in 2022 due to lower vacation expense;
•	Board and professional fees and public company costs increased $97,818, or 14%, due to increased professional and insurance fees;
•	Premises and administrative overhead costs increased $171,044 or 26%, as 2021 costs were reduced by the CERS;
•	Business development costs for 2022 increased $148,018 from YE-21 due to increased meetings with potential customers during 2022; and
•	SBCE’s were lower in 2022 vs 2021 by $72,616 or 25% as the Employee Share Purchase Plan (the “ESP Plan”) expense is lower as there was no bonus accrual during 2022. See the section “Stock-based Compensation Expenses” for further information on the SBCE.

G&A before SBCE decreased $151,153, or 5%, in 2021 compared to 2020 for the following reasons:

•	Salaries, benefits, and consulting charges increased $102,260, or 7%, due primarily due to decrease of the CEWS and the SR&ED rate offset by lower vacation expense;
•	Board and professional fees and public company costs decreased $200,397, or 22%, due primarily to lower legal fees;
•	Premises and administrative overhead costs decreased $80,093, or 11%, due to receipt of the CERS during 2021;
•	Business development costs decreased by $92,407, or 66%, as travel restrictions continue due to the COVID-19 epidemic: and
•	SBCE were higher in 2021 vs 2020 by $119,484, or 71% due to recognizing the Restricted Stock Unit (“RSU”) Plan expense and the ESP Plan for a full year. See the section “Stock-based Compensation Expenses” for further information on the SBCE.

Stock-based compensation

SBCE varies in any given year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense.  Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.  Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.  The deferred share unit (“DSUs”) plan (the “DSU Plan”) is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.  RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers.  In 2022 and 2021, the Company settled the 2021 RSU vesting with shares and cash, and intends to continue to settle the RSUs in shares and cash.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2022, 2021 and 2020 the Company has elected to issue Common Shares from treasury.

SBCE in 2022 is lower compared to 2021 by $72,616 or 25%.  RSU costs in 2022 are higher than 2021 as the 2022 vesting price was higher than in 2021 and in Q1-21 there was a forfeiture by one participant in the RSU plan.  This was offset by the Company’s share price being lower at December 31, 2022 versus December 31, 2021.  Option expense was lower as no options were issued for director fees in Q3-22.  There was no ESP Plan bonus accrual 2022, as all participants in the ESP Plan have been members of the plan for more than one year.  No directors elected to participate in the DSU Plan in 2022 and 2021.

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

Stock-based compensation expense	For the year ended December 31,
	2022	2021	2020
Stock Option Expense	$22,551	$26,250	$34,223
Deferred Share Units	-	-	15,000
Restricted Stock Units	153,343	154,715	111,060
Employee Share Purchase Plan	39,390	106,935	8,133
Total SBCE Expenses	215,284	287,900	168,416

Amortization Expense

Property and equipment and Intellectual property is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using annual rates and methods which are also subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	For the year ended December 31,
	2022	2021	2020
Property and equipment	$70,213	$82,564	$96,073
Intellectual property	1,698,514	1,693,920	1,684,733
Total Amortization Expense	1,768,727	1,776,484	1,780,806

Property and equipment and related amortization expense. Property and equipment amortization was lower in 2022 compared to 2021, and 2021 compared to 2020, due to additional assets becoming fully amortized during the period and the Company not acquiring new assets in the periods.  Amortization also decreases each year as the Company uses the declining balance method of amortization, thereby having the effect of lowering amortization each year on existing assets.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT’s former Chairman, President and Chief Executive Officer, on August 31, 2015.  The value attributed to the acquired IP assets was $25.3 million.  The IP assets are amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to an ongoing assessment of potential indicators of impairment of the recorded net book value.    No impairments were recognized in 2022, 2021, or 2020.

As discussed in Item 4.B., the Company acquired the SFD® technology for the Geothermal Right from NXT’s Chairman, President and Chief Executive Officer on April 18, 2021.  The Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five year aggregate total of $68,902.

Other Expense (Income)	For the year ended December 31,
	2022	2021	2020
Interest (income) expense , net	$36,220	$37,955	$(14,062)
Foreign exchange loss (gain)	(15,340)	8,597	(64,432)
Intellectual property and other	16,933	20,988	10,402
Loss on disposal of assets & lease modifications	11,922	-	-
Total Other Expense (Income)	49,735	67,540	(68,092)

Interest (income) expense, net. This category of other expenses includes interest income earned on short-term investments netted, by interest expense from the financial liability related to the aircraft lease (up to February 2022) and long-term debt. Interest expense decreased in 2022 versus 2021 due to the cessation of the financial liability in Q1-22, amortization of the HASCAP Loan principle and no short-term investments during Q4-22.  2021 interest (income) expense net decreased $52,017 versus 2020 as interest rates have decreased, less cash was held in short-term investments and interest expense was incurred for the HASCAP Loan.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held net US$ liability at December 31, 2022 and significant net assets in US$ at December 31, 2021 and December 31, 2020, including accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss.  At December 31, 2022, the CDN$ to US$ exchange rate was 6.3% lower as compared to the CDN$ to US$ exchange rate at December 31, 2021, resulting in the corresponding foreign exchange gain for 2022.  At December 31, 2021, the CDN$ to US$ exchange rate was slightly lower as compared to the CDN$ to US$ exchange rate at December 31, 2020, resulting in the corresponding foreign exchange loss for 2021. At December 31, 2020, the CDN$ strengthened as compared to the US$ at September 30, 2020, resulting in the corresponding foreign exchange loss for Q4-20. For YE-20 the foreign exchange gain was the result of weakening of the CDN$ versus the US$ from December 31, 2019 to March 31, 2020 and large US$ balances. This foreign exchange gain was reduced in the following three quarters as the CDN$ strengthened. US$ balances were also slowly reduced during each period in 2020. The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

Intellectual property and other.  In 2022, 2021 and 2020, the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

We currently have no outstanding derivative financial instruments, such as foreign currency hedges.

Loss on disposal of assets & lease modifications.  In Q1-22, the Company surrendered 826 square feet of office space. As a result of the space surrender, the Company recorded a loss on disposal of leasehold improvement assets and lease modifications.

Income tax expense – There was no income tax expense in 2022, 2021 or 2020.

At the end of 2022, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization.  These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2041) and other resource deductions totaling approximately $9.14 million.

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

Q4-22		Q3-22	Q2-22	Q1-22
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
SFD® related revenue	$-	$-	$-	$-
Net income (loss)	(1,469,549)	(1,647,988)	(1,774,671)	(1,840,868)
Income (loss) per share - basic	(0.02)	(0.03)	(0.03)	(0.03)
Income (loss) per share – diluted	(0.02)	(0.03)	(0.03)	(0.03)

Q4-21		Q3-21	Q2-21	Q1-21
	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021
SFD® related revenue	$(10,123)	$-	$3,144,373	$-
Net income (loss)	(1,573,587)	(1,434,442)	1,531,522	(1,647,292)
Income (loss) per share - basic	(0.02)	(0.02)	0.02	(0.03)
Income (loss) per share – diluted	(0.02)	(0.02)	0.02	(0.03)

Significant or Unusual Items Impacting Net Income (Loss):

During Q4-22 costs were reduced primarily due to lower vacation and SBCE.  In Q3-22 the Company incurred lower SFD®-related costs as the aircraft had early completed its required maintenance. In Q2-22 the Company recorded unrealized foreign exchange gains as the CDN$ weakened versus the US$. In Q1-22, the Company incurred maintenance fees on its aircraft to have it available for up to 300 flight hours. In Q4-21, the CEWS and the CERS programs were ended therefore increasing G&A. In Q3-21, the Company recorded favourable exchange gains due to the strengthening of the US$. In Q2-21, revenue was recognized for a Pre-existing SFD® Data Sale. In Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals, and less fluctuation of exchange rates.  Excluding Q2-21, the Company incurred net losses primarily due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A, and non-cash items like SBCE, which can be a significant expense in any given quarter. More specific details are provided below:

•	in Q4-22, costs were reduced primarily due to lower vacation and SBCE;
•	in Q3-22, costs were reduced primarily due to lower SFD®-related costs offset partially by higher business development costs;
•	in Q2-22, the Company recorded unrealized foreign exchange gains as the CDN$ weakened versus the US$;
•	in Q1-22, the Company incurred maintenance fees on the leased aircraft to have it available for up to 300 flight hours;
•	in Q4-21, the Company received grants from the CEWS and CERS for only one month due to the termination of these programs;
•	in Q3-21, the US$ strengthened vs the CDN$, which resulted in a $102,632 exchange gain;
•	in Q2-21, revenue was earned for the Pre-existing SFD® Data Sale and costs were lower due to receipt of the CEWS and the CERS. Additionally there was no business development travel due to restrictions from the COVID-19 pandemic; and
•	in Q1-21, costs were lower due to lower aircraft costs, a reduction in RSU accruals, and less fluctuation of exchange rates.

B. Liquidity and capital resources.

Going Concern

The audited consolidated financial statements for 2022 have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the consolidated financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the consolidated financial statements have been issued.

The Company continues to defer payment of operating costs, including payroll and other general and administrative costs.  Subsequent to December 31, 2022, the Company completed a Private Placement which resulted in raising an additional net proceeds of $1,658,280.  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD®-related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts.  However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for the audited consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents at December 31, 2022 totaled $0.263 million. Net working capital totaled $(1.691) million. See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

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

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except that if the Company were to default on its office lease, the current month rent, plus the next three months, become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the Lessor.

Rights Offering

On December 2, 2022, NXT closed the Rights Offering that had been announced on October 31, 2022. The Company issued 2,149,180 common shares a price of $0.18 per common share, for aggregate gross proceeds of $386,852. Share issue costs of $170,790 were recorded as a reduction to share capital.

Shareholders of record on November 7, 2022 received one right (a “Right”) for each common share held. 2.95 Rights entitles the holder to purchase one common share of the Company at a price of $0.18 per Common Share.

Private Placement

On December 22 the Company announced the Private Placement at $0.195 per share.  At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.

On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common shares, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $1,170.

The proceeds from both Offerings are being used to commence SFD® surveys, and for general and administrative costs.

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

NXT had net working capital of $(1,681,003) as at December 31, 2022 as follows:

	December 31,	December 31,	net change
	2022	2021	in 2022
Current assets (current liabilities):
Cash and cash equivalents	$263,437	$2,257,855	$(1,994,418)
Short-term investments	-	550,000	(550,000)
	263,437	2,807,855	(2,544,418)
Accounts receivable	57,065	841,567	(784,502)
Prepaid expenses and deposits	36,157	265,436	(229,279)
Accounts payable and accrued liabilities	(1,276,236)	(500,625)	(775,611)
Current portion of long-term debt	(111,111)	(64,815)	(46,296)
Current portion of lease obligation	(650,315)	(532,936)	(117,379)
Total Net Working Capital	(1,681,003)	2,816,482	(4,497,485)

Net working capital at December 31, 2022 compared to December 31, 2021 decreased by $4,497,485, or 160%, due to cash used in operating activities, offset by cash received from payments on accounts receivable. Accounts payable increased due to annual timing of professional fees, payroll accruals, and the deferral of payments of various G&A.

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the BDC’s HASCAP Loan. The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%. Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Repayment of long-term debt principal and interest:
2023	$146,481
2024	142,037
2025	137,593
2026	133,148
2027	128,704
2028 to 2031	406,204
Total principal and interest payments	1,094,167
Less interest	(158,982)
Total principal remaining	935,185
Current portion of long-term debt	111,111
Non-current portion of long-term debt	824,074

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

For the year ended December 31	2022	2021	2020
Cash provided by (used in):
Operating activities	$(2,934,004)	$(1,033,173)	$(3,407,101)
Financing activities	389,217	875,428	(173,616)
Investing activities	550,000	(274,049)	3,436,691
Effect of foreign rate changes on cash	369	(497)	(24,073)
Net cash inflow (outflow)	(1,994,418)	(432,291)	(168,099)
Cash & cash equivalents, start of the year	2,257,855	2,690,146	2,858,245
Cash & cash equivalents, end of the year	263,437	2,257,855	2,690,146

Cash & cash equivalents	263,437	2,257,855	2,690,146
Short-term investments	-	550,000	341,261
Total	263,437	2,807,855	3,031,407

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

For the year ended December 31,	2022	2021	2020
Comprehensive loss for the year	$(6,733,076)	$(3,123,799)	$(6,028,228)
Total non-cash expense items and lease items	2,043,965	2,076,909	1,995,359
	(4,689,111)	(1,046,890)	(4,032,869)
Change in non-cash working capital balances	1,755,107	13,717	625,768
Total cash provided by (used in) in operations	(2,934,004)	(1,033,173)	(3,407,101)

Operating cash flow decreased by $1,900,831 in 2022 as compared to 2021 due larger payments for outstanding accounts receivable in 2021 for the Pre-existing SFD® Data Sale versus 2022 and increased G&A during 2022.  Operating cash flow decreased by $2,373,927 in 2021 as compared to 2020 due to the payment of the Pre-existing SFD® Data Sale accounts receivable offset by timing of accounts payable and accrued liabilities.

Financing Activities

2022 – The Company began to repay its HASCAP Loan at the beginning of Q3-22. Proceeds were received from employee contributions under the ESP Plan, but at a lower rate due to the salary deferral.  The repayment of financial liability was for the sales and leaseback agreement on NXT’s aircraft which ended in Q1-22.  In Q4-22 net proceeds from the Offerings were $432,244.  Please see the sections “Liquidity and capital resources” for a discussion on the Offerings.

2021 – In 2021, proceeds of $1,000,000 were received from the HASCAP Loan. Additionally, proceeds were received from employee contributions under the ESP Plan which began in Q4-20.  This was offset by payments on the financing liability and finance lease.

2020 – In 2020, the financing activity was for payments on the finance liability and finance lease offset by employee contributions under the ESP Plan.  In Q2-20, the Company terminated the finance lease for office equipment with a final payment of approximately $20,000.

Investing Activities

2022 – Changes in short-term investments were for investments in guaranteed investment certificates to fund operations and investing of excess short-term cash.

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

Geothermal Right Development Update

Progress continues with respect to the development of the SFD-GT geothermal sensor family. The objective of this project was to test, identify, and analyze the desired elements of the SFD® geothermal sensor response over known geothermal areas with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  The agreed project work was completed in November 2021 with total funding of $50,000 from NRC IRAP.  During Q1-23, the Company submitted a proposal for up to approximately $200,000 to NRC IRAP for a funding and research plan for the next phase to support the research and development of the SFD® technology for geothermal applications.

Patents

In Q1-22, NXT announced its patent application in Brazil has been allowed. As of the date of this MD&A, NXT has been granted SFD® patents in Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020). In total, NXT has obtained SFD® patents or received patent allowances in 46 countries. These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

D. Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors.

As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB, then our next survey in Nigeria during 2019 was for US$8.9 million. At the date of this 20-F current external trends such as in commodity prices and the Ukrainian Russian War could affect our operations for the current fiscal year. Please see Item 3 D for a discussion on these risks.

E. Critical Accounting Estimates

In preparing the consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the consolidated financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2022 and 2021, the estimates and judgments included the assessment of impairment indicators of intellectual property.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, and the assumptions used to measure stock based compensation expense.

Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of the date of this 20-F other than office premise non-lease operating costs with Interloq Capital (the “Landlord”).  If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due.  [Note: the table was replaced with a principles-based liquidity and capital resources requirement focused on material short- and long- term cash requirements from known contractual and other obligations] NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high.  Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord.

Safe Harbor.

The Company seeks safe harbor for our forward-looking statements. Please see the section titled “Forward-Looking Statements” above.

ITEM 6. DIRECTORS, SENIOR MANAGEMENTAND EMPLOYEES

A. Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board.  At present, our Board consists of five members.

Our directors are elected by our shareholders at our annual meeting of shareholders and hold the position either until the next annual shareholders’ meeting, the date of their resignation or until a successor is appointed.

The following sets forth information, including directorships in other reporting issuers, as of May 11, 2023, for our directors, and executive officer:

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

Mr. Selby is the Lead Director of NXT. He is also Chair of the Compensation Committee and a member of the Disclosure, Management, and the Strategic Planning Committees.

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

Mr. Tilson is the Chair of the Strategic Planning Committee and Audit Committee, and a member of the Compensation Committee and the Governance Committee.

THOMAS E. VALENTINE CALGARY, ALBERTA, CANADA Director since November 2007 Corporate Secretary since April 2014

Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

Mr. Valentine is Corporate Secretary of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd. (to December 2012).

Mr. Valentine holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation and Audit Committees.

BRUCE G. WILCOX NEW YORK, NEW YORK, USA Director since June 2015

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland’s investments in the energy industry (exploration and production and service companies), with an emphasis on value and long-term holdings. During his tenure, the fund’s assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox was CEO of E Street Management, LLC from 2016 through 2020 which managed a long/short equity fund of funds. The E Street Fund ceased operations on December 31, 2020 to allow the principals to pursue other opportunities.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which specialize in investing in museum-quality Imperial Chinese porcelains, archaic bronzes and ink paintings.

Mr. Wilcox obtained a Bachelor of Arts (Honors), in Modern Chinese from the University of California, Santa Barbara (1977), and a Master of International Management from the American Graduate School of International Management in Phoenix (1980).

Mr. Wilcox is a member of several Boards, including the Teachers College of Colombia University (2003 to date, including acting as the Chair of the Investment Committee), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board of Trustees, Investment and Finance Committees), and is a Trustee (2001 to date) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is a member of the Audit, Disclosure, Governance, Strategic Planning and Management Committees.

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

Mr. Woychyshyn is a member of the Disclosure and Management Committees.

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

Messrs. Tilson and Valentine are considered “independent” within the meaning of Canadian securities law.

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the former Chief Executive Officer, the Chief Financial Officer at December 31, 2022, as well as any additional individuals for whom disclosure would have been provided pursuant to the above criteria except that the individual was not serving as an officer of the Company at the end of 2022.  All officers of the Company are based in the Calgary, Canada head office and are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2022:

Name & Principal Position	Salary (3)	Share-based rewards (1)	Other (2)	Total
George Liszicasz, President & CEO	$309,804	$2,272	$15,400	$327,476
Eugene Woychyshyn, VP of Finance & CFO	$180,000	$13,200	$1,786	$194,986

(1)  Share-based rewards represents the Company match to the executive’s contribution to the ESP Plan.

(2)  “Other” consists of any vehicle allowance paid ($9,000 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits.

(3) Accrued salary.

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

In 2022, the directors’ fees were not paid in cash.  Mr. Tilson, Mr. Selby, Mr. Wilcox and Mr. Valentine elected to receive all or part of their compensation in stock options.  Any compensation not received as stock options has been deferred as part of the Company’s cash retention strategy.    The annual retainer was based on $30,000 ($35,000 in the case of the Chairman of the Audit Committee).  Total compensation payable for 2022 is summarized as follows:

2022
Charles Selby	$30,000
Bruce G. Wilcox	35,000
Tom Valentine	30,000
John Tilson	30,000
Frank Ingriselli(1)	30,000
Gerry Sheehan	30,000

(1)      Mr. Ingriselli resigned from the Board effective January 20, 2023.

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

Composition of the Corporate Governance Committee

Messrs. Valentine (Chair), Wilcox and Tilson are the current members of the Corporate Governance Committee.  Messrs. Valentine and Tilson are independent within the meaning of Canadian National Instrument 58-101.

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

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Wilcox and Mr. Woychyshyn (VP of Finance & Chief Financial Officer (“CFO”) of the Company).

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

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Tilson (Chair), Wilcox and Selby are the current members of the Strategic Planning Committee.  Mr. Tilson is independent within the meaning of Canadian National Instrument 58-101.

 Responsibilities of the Strategic Planning Committee

The Strategic Planning Committee’s duties are to set out the long-term goals of the Company and to take an active role in the development and execution of plans to achieve those goals.  The Committee participates in establishing priority areas of Company business, assessment of strategic initiatives from Company senior executives with regard to development and implementation control of the Company Strategy and business area specific strategies of the Company.  The Committee also makes recommendations regarding the overall organization and management structure including areas where management needs to be strengthened, reviewing the organizational job descriptions, requirements and also procedures for coordination of organizational management and Board resources.  The Committee is actively involved in the Company’s strategic planning process and reviews all materials relating to the strategic plan with management.  The Board is responsible for reviewing and approving the strategic plan.  At least one Board meeting each year is centered on discussing and considering the strategic plan, which takes into account the risks and opportunities of the business.  Management must seek the Board’s approval for any transaction that would have a significant impact on the strategic plan.

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Tilson (Chair), Wilcox, and Valentine.  Mr. Tilson and Mr. Valentine are independent within the meaning of Canadian National Instrument 58-101.  Mr. Tilson and Mr. Wilcox are financially literate.  The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

Thomas Valentine

Mr. Valentine is a lawyer.  He has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of his firm’s Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America.

John Tilson

Mr. Tilson is retired, and after obtaining MBA and CFA designations, had a distinguished career as an analyst, portfolio manager, and advisor in the US investment and financial industry with such firms as Sutro & Company and EF Hutton & Company.

Mr. Tilson and Mr. Wilcox of the Audit Committee have the educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as an Audit Committee member.  Mr. Valentine intends to meet the requirements to become financially literate.

Given the passing of Mr. Liszicasz and the establishment of the management committee, on a temporary basis and in exceptional circumstances, National Instrument 52-110 permits the conduct of business by an Audit Committee which does not meet the requirement that the Audit Committee be fully independent provided that a majority of the Committee satisfy the test of independence.  With Mr. Tilson and Mr. Valentine being independent, the Audit Committee meets this requirement.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), and Tilson and Valentine are members of the Compensation Committee.  Mr. Tilson and Mr. Valentine of the Compensation Committee are independent within the meaning of Canadian National Instrument 58-101. The charter or mandate of the Compensation Committee is posted on the Company website and may viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

Responsibilities of the Compensation Committee

The Compensation Committee’s duties, as outlined in its charter, are to deal with the assessment of management and succession to key positions and compensation within the Company.  The Compensation Committee shall assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees, and in particular the CEO, with the skills and expertise needed to enable the Company to achieve its goals and strategies at fair and competitive compensation and appropriate performance incentives.  In discharging its responsibilities, the Compensation Committee will report and where appropriate, make recommendations to the Board in respect of the matters identified in the charter.

D. Employees

Fiscal year ended December 31, 2022

As of the fiscal year ended December 31, 2022, we had a total of 10 employees.  NXT has no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2022:

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

Fiscal year ended December 31, 2021

As of the fiscal year ended December 31, 2021, we had a total of 10 employees.  NXT has no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2021:

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

Summary of Stock Options, Restricted Share Units and Stock Appreciation Rights Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company or predecessor plans with substantially the same terms.  The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”).  The Plan, was re-approved and ratified at the Company’s AGM held on June 6, 2022.  Pursuant to this Plan, all stock option grants must be approved by the Board.  Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company.  The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold.  No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

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

DSU Plan was approved and ratified by the shareholders at the Company’s annual meeting on June 6, 2022. The DSU Plan is a long-term incentive plan that permits the grant of DSUs to qualified directors, as determined by the Board in its absolute discretion (collectively, the “Designated Participants”).  Designated Participants are required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer or fee in the form of DSUs. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to Shareholder approval of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM.  The ESP Plan was initially approved and ratified at the Company’s AGM held on August 25, 2020.  The shareholders of the Company and subsequently the TSX approved, the ESP Plan.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2022, 2021 and 2020 the Company has elected to issue common shares from treasury.

The following stock options, RSUs, ESP Plan matches and DSUs were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2022, 2021, and 2020 and to date to May 11, 2023.

To May 11, 2023:

•	A total of 285,050 stock options with an average exercise price of $0.254 per common share were earned by a directors of the Company in lieu of director fees;
•	A total of 850,000 stock options with an average exercise price of $0.216 per common share were granted to directors and an officer of the Company;
•	A director forfeited 100,000 stock options with an average exercise price of $0.216 upon his resignation from the Board; and
•	A total of 22,565 common shares were matched by the Company through the ESP Plan for executive officers for the year to date period ended May 11, 2023.

In 2022:

•	A total of 134,060 stock options with a weighted average exercise price of $0.40 per common share were earned by a director of the Company in lieu of director fees and 31,400 stock options held by a director with a weighted average exercise price of $0.51 were cancelled;
•	No RSUs were granted for the year ending December 31, 2022 to officers of the Company;
•	No DSUs were granted for the year ending December 31, 2022 to directors of the Company; and
•	A total of 34,082 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2022.

In 2021:

•	A total of 62,660 stock options with a weighted average exercise price of $0.56 per common share were earned by a director of the Company in lieu of director fees;
•	No RSUs were granted for the year ending December 31, 2021 to officers of the Company;
•	No DSUs were granted for the year ending December 31, 2021 to directors of the Company; and
•	A total of 73,531 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2021.

In 2020:

•	A total of 16,000 stock options with and exercise price of $0.51 per common share were earned by a director of the Company in lieu of director fees;
•	A total of 280,000 RSUs were granted for the year ending December 31, 2020 to officers of the Company;
•	A total of 37,354 DSUs were earned by a director of the Company in lieu of director fees; and
•	A total of 8,330 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2020.

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of May 11, 2023.  All options are issued at an exercise price set at the weighted average trading price on the five trading dates prior to the grant date.  Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of May 11, 2023)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options

Charles Selby	$0.216	06-Jan-23	06-Jan-28	100,000
Lead Director	$0.264	11-Jan-23	11-Jan-28	177,200
				277,200	10.3%

Gerry Sheehan
Director	$0.216	06-Jan-23	06-Jan-28	100,000	3.7%

John Tilson	$0.51	30-Sep-20	30-Sep-25	16,000
Director	$0.44	30-Jun-21	30-Jun-26	21,360
	$0.68	30-Sep-21	30-Sep-26	14,750
	$0.62	31-Dec-21	31-Dec-26	18,050
	$0.72	31-May-22	31-May-27	24,460
	$0.68	30-Jun-22	30-Jun-27	17,500
	$0.174	21-Nov-22	21-Nov-27	69,200
	$0.216	06-Jan-23	06-Jan-28	155,200
				336,520	12.5%

Thomas Valentine
Director	$0.216	06-Jan-23	06-Jan-28	100,000	3.7%

Bruce G. Wilcox	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.264	09-Jan-23	09-Jan-28	52,650
				152,650	5.7%

Eugene Woychyshyn	$0.216	06-Jan-23	06-Jan-28	250,000
VP Finance & CFO	$0.59	01-Nov-18	01-Nov-23	150,000
				400,000	14.8%

Total number of stock options held by officers and directors				1,366,370	50.7%

Issued and outstanding RSUs held by directors and officers of the Company (as of May 11, 2023)

	RSU	RSU		% of total
Name and	Grant	Expiry	Outstanding	Outstanding
Position	Date	Date	RSUs	RSUs

Eugene Woychyshyn	25-Aug-20	25-Aug-23	41,666
VP Finance & CFO			41,666	14.0%

Total number of RSUs held by officers			41,666	14.0%

Issued and outstanding DSUs held by directors of the Company (as of May 11, 2023)

Charles Selby has 37,354 DSUs at May 11, 2023.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applcable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of May 11, 2023 by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group.  For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).  Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares, RSUs and DSUs to vest, within 60 days of May 11, 2023 that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  The percentage of beneficial ownership is based on 77,626,886 common shares issued and outstanding as of May 11, 2023.  This total of 77,626,886 excludes all outstanding options that are exercisable within 60 days of May 11, 2023 (which is adjusted for each individual’s % purposes as noted in footnote 4 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at May 11, 2023	Percent of Common Shares [5]

Directors and Officers:
Charles Selby [1]	585,361	* [3]
Gerry Sheehan[1]	77,000	* [3]
John Tilson[1]	7,124,010	8.85%
Bruce G. Wilcox [1]	552,655	* [3]
Eugene Woychyshyn[2]	718,723	* [3]
Total D & O Common Shares	9,057,749	10.84%
Major Shareholders (> 5%):
AGV	6,764,945	8.71%
Estate of George Liszicasz	14,005,168	18.04%
MCAPM, LP and Michael Mork[4]	14,921,233	19.22%
[1]	Director of NXT
[2]	Officer of NXT
[3]	Beneficially owns less than one percent of the total outstanding common shares.
[4]	Mr. Mork controls MCAPM, LP. Mr. Mork owns 2,886,233 common shares. MCAPM, LP owns 12,035,000 common shares.
[5]	For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options that they hold which are or will become exercisable within 60 days of May 11, 2023 have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own individual calculations as follows:

	common	vested &
	shares	exercisable	Pro forma
	held	options	total
Selby	408,161	177,200	585,361
Sheehan	77,000	-	77,000
Tilson	6,887,490	236,520	7,124,010
Wilcox	500,005	52,650	552,655
Woychyshyn	568,723	150,000	718,723
	8,441,379	616,370	9,057,749

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.	Mr. Michael P. Mork and MCAPM LP acquired 8,750,000 common shares through the Private Placement between December 23, 2022 and January 11, 2023.
2.	John Tilson acquired 351,282 common shares through the Private Placement on December 23, 2022.
3.	300,000 common shares, which were issued in December 2021 to Mr. Liszicasz for the Acquisition. See Item 4.B;
4.	Since December 2020, Mr. Liszicasz acquired 50,040 common shares through the ESP Plan.
5.	Since August 2021, Mr. Liszicasz acquired 97,844 common shares through the RSU Plan.
6.

Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares to his former spouse by March 31, 2020 and 1,458,333 NXT common shares on January 19, 2023.

7.	Since May 22, 2020 Mr. Tilson has gifted 635,500 NXT common shares.
8.	Since August 17, 2021 Mr. Tilson acquired common shares in acquisitions on the public markets.

NXT is a foreign private issuer for its current fiscal year.  As of the last business day of the Company’s second fiscal quarter, the majority of the Company’s executive officers are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada and the Company is administered principally in Canada.  Two of the five directors at May 11, 2023 of the Company are Canadian citizens.  The Company’s major shareholders in common shares have the same voting rights as other holders of common shares.  The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly.  There are no arrangements known to the Company which may result in a change of control of the Company.

B. Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2022 through the current date, May 11, 2023:

•	Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in this period; and

•	One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2022, NXT incurred legal costs of $92,308 with this firm, for which a total of $76,843 is included in accounts payable as at December 31, 2022. Norton Rose Fulbright continues to provide legal services to NXT. In 2023, as of the report date, total fees incurred are approximately $42,000 for which $43,000 is still outstanding.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 8 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein.  The audit report of KPMG LLP (“KPMG”) is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

No significant events or changes have occurred subsequent to the date of the December 31, 2022 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

Legal Proceedings

To the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B. Significant Changes.

As of May 11, 2023, two subsequent events have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2022:

•	On December 22, 2022 the Company announced the Private Placement at $0.195 per share. At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732. On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common shares, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $1,170.

•	On January 6, 2023 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million.

NXT’s interim unaudited consolidated financial statements for the 3-month period ended March 31, 2023 are planned to be released on or about May 15, 2023.

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

Pursuant to the ABCA, a director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with NXT or subsidiary thereof.  Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA.  Any such contract or proposed contract shall be referred to the Board of NXT or shareholders for approval even if such contract is one that in the ordinary course of NXT’s business would not require approval by the Board or shareholders.  Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to NXT or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director’s interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, and it is fair and reasonable to NXT at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director’s meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

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

The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of NXT, whether voluntary or involuntary, or any other return of capital or distribution of the assets of NXT among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over the common shares and over any other shares of NXT, if any, ranking junior to the preferred shares.  The preferred shares of any series may also be given other preferences, not inconsistent with the articles of continuance of NXT (the “Articles”), over the common shares and any other shares of NXT ranking junior to the preferred shares of a series as may be fixed by the Board of NXT.

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

C. Material contracts.

Each material contract, other than contracts entered into in the ordinary course of business, to which the Company has been a party, for the two years immediately preceding publication of this annual report, is summarized elsewhere herein. Please see the Letter Agreement: Geothermal Right Item 4.B. Also see Item 3. D for a description of the Sales Leaseback contract.

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

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are partnerships or other pass-through entities (and investors in such partnerships or pass-through entities); (j) are S corporations (and shareholders or investors in such S corporations); (k) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (l) are U.S. expatriates or former long-term residents of the U.S.; (m) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) are subject to special tax accounting rules with respect to the common shares.  U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares.

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company believes that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

For purposes of the income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the income test and asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Company or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of common shares are made.

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

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of common shares; and (b) any “excess distribution” received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the common shares, if shorter).

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the common shares are marketable stock. The common shares generally will be “marketable stock” if the common shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

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

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

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

In addition, a U.S. Holder who acquires common shares from a decedent will not receive a “step up” in tax basis of such common shares to fair market value unless such decedent had a timely and effective QEF Election in place.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.  Different rules apply to U.S. Holders who use the accrual method of tax accounting.  Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S., or by a U.S. payer or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

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

J. ANNUAL REPORT TO SECURITY HOLDERS.

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2022 and to date in 2023, we do not have any interest bearing debt facilities (the only interest pearing debt facility we have is the HASCAP Loan. See item 5B). or any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange, the Company uses strategies to reduce the volatility of United States dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2022, the Company held net U.S. dollar liabilities totaling US$231,161. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2022 would have had an approximately $31,327 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

We periodically invest available cash in short-term investments that generate interest income that will be affected by any change in interest rates. $nil was held at December 31, 2022.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.  Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure.  As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2022, its DCPs are not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s members of the Management Committee of the Board of Directors and CFO, (together the “Responsible Officers”) are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s quarterly and year-end consolidated financial statements, Form 20-F and Management Discussion and Analysis are being prepared.

As of December 31, 2022, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act.  The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act.  Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2022.  In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control (“COSO”).

Our ICFR were not required to be independently audited.  Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2022 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

During this process, we identified the following material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP:

•	due to the limited number of staff, it is not feasible to achieve adequate segregation of incompatible duties. NXT partially mitigates this deficiency by adding management and Audit Committee review procedures over the areas where inadequate segregation of duties are of the greatest concern; and

•	NXT does not have a sufficient level of staff with specialized expertise to adequately conduct separate preparation and a subsequent independent review of certain complex or highly judgmental accounting issues. NXT partially mitigates this deficiency by preparing financial statements with their best judgments and estimates of the complex accounting matters, and relies on reviews by management, external consultants, and the Audit Committee.

From time to time to reduce these risks and to supplement a small corporate finance function, the Company engages various outside experts and advisors to assist with various accounting, controls and tax issues in the normal course.  Given the small size of the Company’s finance team, management has established a practice of increased engagement of the Company’s Disclosure Committee and Audit Committee in reviewing the public disclosure and has increased the engagement of external consultants and legal counsel as well.

The Responsible Officers concluded that, as at December 31, 2022, its ICFR is not effective and as a result its DCPs are not sufficiently effective.  NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s consolidated financial statements.  The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists.  In addition, the CFO engages subject matter consultants as the need arises.

Changes in Internal Controls

There were no changes to the Company’s ICFR in 2022.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2022.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee.  The Audit Committee consists of Messrs. Tilson (Chair), Wilcox and Valentine.   Mr. Tilson and Mr. Wilcox of the NXT Audit Committee each has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions.  They are considered financial experts, and   Mr. Tilson and Mr. Valentine are “independent” directors, as that term is defined under the listing standards of NASDAQ.  Mr. Valentine intends to meet the requirements to become financially literate.

Given the passing of Mr. Liszicasz and the establishment of the management committee, on a temporary basis and in exceptional circumstances, Canadian National Instrument 52-110 permits the conduct of business by an Audit Committee which does not meet the requirement that the Audit Committee be fully independent provided that a majority of the Committee satisfy the test of independence.  With Mr. Tilson and Mr. Valentine being independent, the Audit Committee meets this requirement.

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

During 2022, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2022, 2021 and 2020.

	2022	2021	2020
Audit fees	$407,670	$234,330	$230,865
Audit-related fees	-	-	-
Tax fees	12,273	1,338	4,762
Total fees	419,943	235,668	235,627

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 25, 2023, KPMG LLP (“KPMG”), which is currently serving as NXT’s Principal Accountant, informed NXT that it has declined to stand for reappointment as NXT’s independent auditor for the audit of the fiscal year ended December 31, 2023. The resignation of the Predecessor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Company.   There is no dispute between NXT and KPMG and KPMG will continue to perform interim review services for NXT in connection with the Company’s fiscal quarter ended March 31, 2023.

KPMG’s reports on the Company’s financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG LLP’s report on the consolidated financial statements of NXT as of and for the years ended December 31, 2022 and 2021 contained a separate paragraph stating that “As discussed in Note 1 to the consolidated financial statements, the Company’s current and forecasted cash and cash equivalents and short-term investments position is not expected to be sufficient to meet its obligations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the two most recent fiscal years of the Company and through the date of this annual report on Form 20-F,  there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in their report, or any “reportable event” as that term is defined in Item 16F(a)(1)(v) of Form 20-F except for the material weakness in the Company’s internal controls over financial reporting disclosed in Item 15 of the Company’s Form 20-F for the fiscal year ended December 31, 2022 and the Company’s Form 20-F for the fiscal year ended December 31, 2021.  The material weaknesses relating to the effectiveness of internal controls have not been remediated as of the date of this Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested and received from KPMG a letter addressed to the SEC stating whether they agree with the above statements.  A copy of KPMG’s letter, dated May 11, 2023, is filed herewith as Exhibit 15.1.

NXT will disclose its engagement of a new independent registered public accounting firm once the evaluation process has been completed and as required by, and in accordance with, the SEC’s rules and regulations.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIPER TRADING POLICIES

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

ITEM 19. EXHIBITS [note: remember that this need to be hyperlinked]

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer and President

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of KPMG LLP for the years ended December 31, 2022, 2021 and 2020 and Changes in Registrants Certifying Accountant.

15.2	Consent of KPMG LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2022

15.4	Management’s Discussion and Analysis for the year ended December 31, 2021

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:

"/s/ Charles Selby"
Charles Selby

Lead Director and member of the Management Committee of the Board of Directors

"/s/ Bruce G. Wilcox"
Bruce G. Wilcox

Director and member of the Management Committee of the Board of Directors

"/s/ Gerry Sheehan"
Gerry Sheehan

Director and member of the Management Committee of the Board of Directors

Dated: May 11, 2023

