Form 20-F
period 2023-12-31
NXT Energy Solutions Inc.
filed 2024-04-26
CIK 1009922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☒ Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2023.
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

78,025,237 common shares outstanding as of December 31, 2023 (78,157,389 common shares outstanding as of April 26, 2024).

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐    No ☒

Auditor Name: MNP LLP	Firm ID# 1930	Auditor Location: Calgary Alberta, Canada

20-F for the year ended December 31, 2023

FORWARD-LOOKING STATEMENTS

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

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

•	receipt of accounts receivable from the Turkish SFD® survey (as defined below);
•	receipt of the remaining US$900,000 from the Ataraxia Capital (“Ataraxia”) (subscription agreement and approval of terms for the remaining US$900,000 by the Toronto Stock Exchange (“TSX”);
•	the Company’s ability to successfully work with Synergy (defined herein) and Ataraxia to develop future business in the African continent;
•	receipt of funding under the NRC IRAP (as defined herein);
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•

the Company’s ability to achieve the remaining milestone with respect to the Consideration (as defined below) owing to Mr. George Liszicasz, the future payment of such Consideration to the estate of Mr. George Liszicasz, and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);

•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•

the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;

•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	approval by the TSX to issue common shares for payables to the marketing consultant and the issuance of such shares in connection therewith;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to pay deferred operating costs such as payroll and general and administrative (“G&A”);
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to pay amounts owing on the Ataraxia Debentures or the November Debentures (both defined herein);
•	expectations regarding the future conversion of the Ataraxia Debentures or the November Debentures into common shares or preferred shares of the Company, as applicable;
•

expectations around the future appointment of a representative of MCAPM, LP and Michael P. Mork (together “Mork Capital”) to the Board, including the identity of such representative and the timing of such appointment;

•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein);
•	the timing and value of payments owing under the Company’s office lease;
•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR and mitigate material weaknesses going forward;
•	estimates related to our future financial position and liquidity including certain contractual obligations; and
•	general business strategies and objectives.

  20-F for the year ended December 31, 2023

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	foreign currency exchange and interest rates;
•	general business, economic, and market conditions (including global commodity prices and inflation); and
•	approval of the next phase of the NRC IRAP project.

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	health, safety, and the environment;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	the likelihood that the Company’s DCPs and ICFR (each as defined below) will prevent or detect material misstatements in our audited consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices). and
•	other factors described herein under “Risk Factors” (see Item 3. D.).

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

20-F for the year ended December 31, 2023

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

Since 2022, the Company has deferred payment of certain operating costs, including payroll and other general and administrative costs.  During 2023 and subsequent to December 31, 2023, the Company completed private placements which resulted in raising an additional net proceeds of $5,079,612 and completed a SFD® survey which generated operating funds.  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

20-F for the year ended December 31, 2023

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

In Q4-21 the Company extended the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months.

On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027.  The Aircraft Lease will be converted to a capital lease and the Company will own the aircraft at the end of the lease.  Terms of the extension include a principle of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the following date, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four month interest penalty.

When the aircraft is not needed for use by NXT, we seek to earn charter hire reimbursements from the aircraft through a third party, Air Partners.

20-F for the year ended December 31, 2023

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

Debt Service

NXT has financed a significant portion of its operations through debt.  Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT’s ability to satisfy its other obligations. All of NXT’s debt is fixed rate.  Lenders have been provided with security over substantially all of the assets of NXT.  If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may be able to foreclose on or sell the assets of NXT.

We rely on specialized equipment, including a limited number of SFD® sensors and this limitation may affect our ability to conduct business.

NXT relies on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations.  We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors.  Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors.  During this period we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client drawing on a contract performance bond posted by the Company or otherwise making claims against the Company for breach of contract.  In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.  NXT mitigates this risk by researching new designs, constructing additional SFD® sensor devices and obtaining replacement cost insurance on each SFD® sensor.

Our financial position is affected by foreign currency fluctuations.

The Company is exposed to foreign exchange risk in relation to its potential holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts.   The Company does not enter into hedging contracts to mitigate exposure to fluctuations in foreign exchange, but uses strategies to reduce the volatility of US$ assets and liabilities, including converting excess US$ to Canadian dollars.  As at December 31, 2023, the Company held net U.S. dollar liabilities totaling US$1,179,649.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2023 would have had an approximately $156,063 effect on the unrealized foreign exchange gain or loss for the year.  Changes in currency exchange rates could have an adverse effect on the Company’s business, financial condition and results of operations.

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.  The Company’s long-term debt interest is fixed at 4% until 2031 and both the November Debentures and the Ataraxia Debentures carry an interest rate of 10% until their maturity date which, in the case of each such convertible debenture, is two years after issuance.  Any refinancing of the convertible debentures, or new debt financing could result in a significantly different interest rate.

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

20-F for the year ended December 31, 2023

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

Although we have adopted alternative control methods designed to mitigate our reduced ability to separate incompatible functions, these alternative controls may not operate at the same level of precision and there is more than a remote likelihood that our internal control over financial reporting will not prevent or detect material misstatements if they should exist in our financial statements.  This lack of separation of duties exposes us to potential misappropriation of funds, embezzlement and other forms of fraud and could have a material adverse effect on our business, financial condition and results of operations.  (See also Item 15.)

We may periodically engage in transactions with related parties.

We may periodically enter into related party transactions. One of the members of NXT’s Board, Thomas Valentine, is a partner in the law firm Norton Rose Fulbright Canada LLP which provides legal services to NXT.  Another director, Theodore Patsellis is also a board member of Pana Holdings Mauritius, the parent company of Ataraxia which holds US$1,400,000 of convertible debentures.

Although we publicly disclose all related party transactions and manage potential conflicts of interest through mandated adherence to our Code of Conduct & Business Ethics and the maintenance of a strong independent Board, all related party transactions have the potential for conflicts of interest that may compromise the ability of Board members to exercise their fiduciary responsibility to the Company.

Our rights to SFD® technology may be challenged and we may need to defend our rights to the technology in the courts.

For a full history of the Technology Transfer Agreement (the “TTA”) see also Item 4. part A, “Information on the Company - History and development of the Company”, and Item 4. part B. “Information on the Company - Business Overview – Technology Transfer Agreement”.

Our rights to ownership and use of SFD® technology depend on Mr. Liszicasz’s estate having the lawful right to sell to NXT the exclusive rights to exploit the SFD® technology for the exploration of hydrocarbons and the Geothermal Rights as agreed to in the TTA.

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

Surveys have not been tested over all potential geological conditions.

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

20-F for the year ended December 31, 2023

Unless we pursue ongoing technological improvement and development, we may be unable to respond to changes in customer requirements or new competitive technologies.

We must continue to refine and develop our SFD® survey system to make it scalable for growth and to respond to potential future competitive pressures.  These improvements require substantial time and resources.  Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology.  If we are unable to keep pace with new technologies, evolving industry standards and demands, that could have a material adverse effect on our business, financial condition and results of operations.

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

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2023 and 2022, the estimates and judgments included the assessment of impairment indicators of intellectual property.

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

20-F for the year ended December 31, 2023

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

Our right to issue additional securities at any time could have an adverse effect on a shareholder’s proportionate ownership.

We are authorized under our Articles of Continuance to issue an unlimited number of common shares and unlimited number of Preferred Shares. We may issue common shares and Preferred Shares under such circumstances and in such manner and at such times, prices, amounts and purposes as our Board may, in its discretion, determine to be necessary and appropriate, subject to compliance with all applicable exchange regulations and corporate and securities laws.  Any such issue of common shares or Preferred Shares would dilute the proportionate ownership of the current holders of those securities.

We may not be able to protect our trade secrets and IP from competitors who would use this knowledge to eliminate or reduce our technological advantage.

Our success and future revenue growth will depend, in part, on our ability to protect our IP.  We have commenced an IP strategy process to obtain patents related to the SFD® technology, while also utilizing “trade secrets” protection of the proprietary nature of our technology, as applicable.

Initiatives to expand and protect our IP (including patenting and new research and development initiatives) have been very successful.  Squire Patton Boggs LLP, a United States-based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial United States provisional patent application in May 2012.  In November 2014, NXT filed a related patent amendment submission in the United States and since that time has undertaken new patent applications in select strategic international markets.

20-F for the year ended December 31, 2023

So far, SFD® patents have been granted in India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and in the European Patent Office (January 2020).  In summary, the total number countries granting our patents is forty-seven.  In addition, one more patent application in Brazil is pending.  The patents serve an important purpose of the protection for our proprietary SFD® technology.  The patents also serve as multiple independent third-party recognitions of the technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

The patent protection application process requires disclosure of at least some aspects of our SFD® technology to third parties and ultimately public disclosure.  This disclosure could significantly increase the risk of unlawful use of our technology by third parties.  Furthermore, we have no assurance that, even with patent protection, a patent could be registered to protect our IP in all or any jurisdictions within North America or other countries throughout the world.  If registered, there can be no assurance that it would be sufficiently broad to protect our technology or that any potential patent would not be challenged, invalidated or circumvented or that any right granted thereunder would provide meaningful protection or a competitive advantage to us.  Finally, protection afforded by patents is limited by the financial resources available to legally defend IP rights.  We currently do not possess the required financial resources to fund a lengthy defense of our rights if challenged by a much larger competitor or an oil and gas company.

We enjoy common and contract law protection of our technology and trade secrets.  Employees and contractors are governed by confidentiality agreements as well as a fiduciary responsibility to protect our technology, supporting documentation and other proprietary information.

Our strongest protection of the SFD® technology comes from restricting access to knowledge concerning the technology.  Only a very limited number of NXT personnel have access to or knowledge of the underlying SFD® technology and no one employee has access or knowledge of all aspects of the SFD® system.  Currently, no third party has any significant knowledge of the technology.  As further protection, SFD® equipment does not leave the direct control of NXT employees, thereby preventing unauthorized replication of the equipment.

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

Development, Commercialization, and Protection of the Geothermal Rights

With the acquisition of the Geothermal Rights, the Company will continue to refine and develop the SFD® survey system to commercialize the Geothermal Rights. This development requires substantial time and resources, and continued government assistance is not guaranteed.  Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. If we are unable to develop and commercialize the geothermal applications of SFD® technologies, or adapt to evolving industry standards and demands, these could have a material adverse effect on our business, financial condition, and results of operations.

20-F for the year ended December 31, 2023

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

Worldwide instances of GPS jamming are becoming more common. NXT works closely with the contracting party and local regulatory and military authorities to ensure such instances are avoided in the designated survey areas.

Independent third parties provide all the services required to maintain and operate the aircraft and they mitigate the primary risks of flight operations.  These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada approved and audited operating procedures.  The aircraft operator employs the required pilots, aircraft maintenance engineers, support personnel and ensures that they operate within their Transport Canada operating certificate.  Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection.  In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

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

Currently, there are no restrictions (other than the payment of local withholding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, such as Nigeria; however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

20-F for the year ended December 31, 2023

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

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada and the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Administration governing the use of commercial aircraft, including rules relating to low altitude flights.  The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys.

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force.  We have successfully operated in South America, Africa, Nigeria, Türkiye, and other global regions in accordance with these typical requirements.

Based on our North America and international experience to date, we do not anticipate any government controls or regulations that will prevent timely completion of SFD® surveys.  However, we may encounter government restrictions in other countries that may impact or restrict our ability to conduct surveys.

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

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  At December 31, 2023, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages accounts receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

20-F for the year ended December 31, 2023

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

Occurrence of Natural Disasters, Epidemics or Other Events

Our business could be materially and adversely affected by natural disasters, such as fires or floods, the outbreak of a widespread health epidemic or pandemic, or other events, such as wars, including the military conflicts, acts of terrorism, power shortages or communication interruptions. The occurrence of a disaster or similar event could materially disrupt our business and operations. These events could also cause us to close our operating facilities temporarily, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our net sales could be materially reduced to the extent that a natural disaster, health epidemic or other major event harms the economies of the countries in which we operate. As such, the outbreak of hostilities between Russia and Ukraine could result in more widespread conflict and could have a severe adverse effect on the surrounding regions and the related markets, and on our business, financial condition and results of operations. The duration of the conflicts and related events and whether they escalate further cannot be predicted. Our operations could also be severely disrupted if our customers, partners and other third-party providers or other participants were affected by natural disasters, health epidemics, or other major events, such as wars and military conflicts.

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

20-F for the year ended December 31, 2023

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

Recent United States Tax Proposals

Changes to U.S. tax laws (which changes may have retroactive application) could adversely affect the Company or holders of the common shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to U.S. federal income tax laws are likely to continue to occur in the future.

The U.S. Congress is currently considering numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact the Company’s financial performance and the value of the common shares. Additionally, states in which the Company operates or owns assets may impose new or increased taxes. If enacted, most of the proposals would be effective for the current or later years. The proposed legislation remains subject to change, and its impact on the Company and holders of the common shares is uncertain.

In addition, the Inflation Reduction Act of 2022 includes provisions that impact the U.S. federal income taxation of corporations. Among other items, this legislation includes provisions that impose a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that is imposed on the corporation purchasing such stock. It remains unclear how this legislation will be implemented in certain respects by the U.S. Department of the Treasury and the Company cannot predict how this legislation or any future changes in tax laws might affect the Company or holders of the common shares.

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

20-F for the year ended December 31, 2023

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

•

At the Annual Meeting of Shareholders on August 2, 2023 shareholders approved the cancellation of the outstanding Series 1 preferred shares and approve the creation of the Series 2 Preferred Shares to facilitate the conversion of the convertible debentures to be issued under the Ataraxia Subscription Agreement (as defined herein).

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

The underlying technology employed by our SFD® survey system was invented by Mr. Liszicasz, our former Chairman, President and Chief Executive Officer (“CEO”). The technology was initially licensed to the Company by Mr. Liszicasz until December 31, 2006 through a series of consecutive license agreements. On December 31, 2006, we obtained the rights to the technology from Mr. Liszicasz pursuant to the terms of the TTA.

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

Our business does not normally rely on significant capital expenditures other than required regulatory additions to the aircraft. For 2024 we do not anticipate further significant upgrades for the aircraft. On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027. The Aircraft Lease will be converted to a capital lease and the Company will own the aircraft at the end of the lease. Terms of the extension include a principle of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on any of the following date, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026. For the last three fiscal years, the Company made capital expenditures for property and equipment of $32,322 (2023), $nil (2022) and $nil (2021).

20-F for the year ended December 31, 2023

The Company does not currently have any significant capital expenditures in progress, or planned for the short term.

Given the passing in January 2023 of Mr. George Liszicasz, former Chairman, President and CEO, the Board formally empowered a committee of the Board to assume the CEO’s duties. The committee, met several times weekly with NXT management, consisted of Lead Director Charles Selby and directors Gerry Sheehan and Bruce G. Wilcox, who collectively possess senior operating and management experience in the Energy and Capital Markets Industries. The committee undertook its executive role, until Mr. Bruce G. Wilcox was appointed Interim CEO on June 21, 2023.

SEC maintains an internet site (http://www.sec.gov), which contains reports, proxy and statements, and other information regarding NXT that we file electronically with the SEC. Our website is http://www.nxtenergy.com.

B. Business overview.

Description of the nature of the Company’s operations and principal activities

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

We utilize our proprietary, airborne SFD® survey system to provide a service for the geothermal and oil and gas exploration industry.  NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential.  NXT’s principal markets have been in South America, Africa, the Middle East and Asia.

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

For further details of the TTA, see “Exhibit 4.1”.

SFD® technology for the purposes of the TTA is defined as the theories of quantum physics and engineering which are utilized in the operation of stress field detectors used by NXT for the reception, collection and recording of subsurface geological stresses for hydrocarbon exploration and geothermal resources.

SFD® sensors remotely respond to gravity perturbations that are associated with subsurface density and stress regimes that are meaningful for hydrocarbon and geothermal exploration.  These responses are captured as raw data that, when interpreted, can provide a qualitative method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with fluid accumulations and transport.  The SFD® technology can be deployed over any terrain in onshore, offshore and near-shore environments and has been used both for prospect level exploration and as a reconnaissance tool in in frontier and under-explored areas. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with the upstream cycle.  As part of NXT’s SFD® services, recommendations with rankings are provided to the customer which helps prioritize their highest value prospects for exploration.

20-F for the year ended December 31, 2023

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

NXT has been effective in positioning the SFD® method as an established geophysical tool for oil and gas exploration following the successful completion of projects in Canada, the United States, Columbia, Argentina, Bolivia, Mexico, Pakistan, Africa and most recently in Türkiye. Our efforts have been supported with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters.  In addition, NXT has now been granted patents or received patent allowance in forty-seven separate countries.

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e., where SFD® provides the maximum benefits).  Our specific tactics include:

1.	Focus sales resources on high profile primary markets which offer the maximum opportunity for success;

2.	Build upon success in this initial market, and step out to other markets in Turkiye, the Middle East, Latin America, and in South Asia;

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

20-F for the year ended December 31, 2023

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

In 2023, NXT’s revenue was from an SFD® survey to an independent oil and gas exploration company in Türkiye.  There were no Revenues in 2022.  Revenues for the years ended December 31, 2021 were generated solely from a single client and the Hydrocarbon Right.  There were no revenues from the Geothermal Right in any of the periods.

A summary of SFD® related revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	For the years ended December 31,
	2023	2022	2021
International	$2,145,716	$-	$3,134,250
Other	-	-	-
	2,145,716	-	3,134,250

International Market

On September 5, 2023, NXT announced that it has executed a contract to provide an SFD® survey to an independent oil and gas exploration company in Türkiye, which is strategically located at the junction of Eastern Europe, Central Asia and the Middle East (the “Turkish SFD® Survey”).  NXT delivered the final SFD® survey results to its Turkish customer and performed the integration of SFD® data with the customers’ existing geological and geophysical data in March 2024.  The Company’s Turkish customer and one of its partners had requested NXT to add additional line kilometers to the original Turkish SFD® Survey.  All flight operations related to the data acquisition survey phase were completed in January 2024. As part of NXT’s SFD® services, recommendations with rankings are provided to the customer identifying their highest value prospects for exploration.

During 2021 the Company completed the delivery of certain pre-existing Hydrocarbon Right SFD® data to its customer (the "Pre-existing SFD® Data Sale").  The Company has been fully paid for the Pre-existing SFD® Data Sale.

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

20-F for the year ended December 31, 2023

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

20-F for the year ended December 31, 2023

The estate of Mr. Liszicasz retains all rights, title, and interest in and to the SFD® technologies for all other commercial applications, except for respect to hydrocarbons and geothermal resources.

As of December 31, 2023, the Company has recognized $275,610 for the Acquisition, which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the value of the 300,000 Common Shares and legal costs.  The cost of the remaining milestone will be recognized when it is deemed probable by the Committee that this milestone will be achieved.

Geothermal Right Development Update

Progress continues with respect to the development of the SFD-GT geothermal sensor technology. The Company’s first project related to such technology tested, identified, and analyzed the desired elements of the SFD® geothermal sensor response over known geothermal areas, with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  The agreed project work was completed in November 2021 with total funding of $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”).  During Q1-23, the Company submitted a proposal for up to approximately $200,000 to NRC IRAP for a funding and research plan for the next phase to support the research and development of the SFD® technology for geothermal applications.  As of the date of this 20-F, the Company funding for the next phase of research has not been finalized.

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

In order to conduct our survey operations, we require the following:

•

Survey aircraft – Historically, we have both owned aircraft and chartered aircraft from independent charter aircraft companies. From 2009 to December 2015, we utilized an aircraft charter agreement with Air Partners Corp. (“Air Partners”), a Calgary-based air-charter operator, to provide aircraft, crew and maintenance services for our survey operations worldwide. In December 2015, we acquired a jet aircraft from Air Partners which was previously charter hired to NXT. In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization. The terms of the agreement resulted in NXT selling its 1997 Cessna Citation Ultra 560 jet aircraft. We currently rely on Air Partners as the manager and operator of the aircraft which we use in SFD® survey operations. On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027. The Aircraft Lease will be converted to a capital lease and the Company will own the aircraft at the end of the lease.

•

SFD® sensors – All of the 22 survey sensors are currently manufactured in-house. Certain machining is required by third-party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.

•

SFD® assembly – The units in which the sensors are housed in are custom-designed, fabricated and assembled in-house or through subcontracted vendors. We utilize the services of Transport Canada approved Design Approval Representatives to prepare subsequent type certificates (“STC”) for the installation of our SFD® units in each aircraft that we utilize for surveys. The time to obtain an STC approval for the installation of our SFD® units into any proposed aircraft type may require several months.

•

Computer hardware and software (Data Acquisition System, SFD® Signal Conditioning Unit, and data interpretation software) – During 2016, NXT completed final testing on a new data acquisition system. The software was developed by in-house personnel and is being utilized on SFD® surveys. The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

20-F for the year ended December 31, 2023

We are not dependent upon any other third-party contract manufacturers or suppliers to satisfy our technology requirements.

Description of marketing channels

We largely use direct sales methods with use of independent commissioned sales representatives in international markets.

Summary information on dependence on patents, licenses, and contracts

Patents

In May 2012, we commenced a “provisional” patent application process in the United States and formally filed a SFD® technology patent on May 22, 2013, which was subsequently published on November 28, 2013.  We intend to continue expanding the process with additional formal patent applications in the future.  We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

In 2017, NXT expanded and protected its IP (including patenting and new research and development initiatives).  Squire Patton Boggs LLP, a United States-based leader in IP protection, has been advising NXT on our IP strategy, including the prior filing of an initial United States provisional patent application in May 2012.  In November 2014, NXT filed a related patent amendment submission in the United States and since that time has undertaken new patent applications in select strategic international markets.

NXT has been granted SFD® patents in India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and in the European Union (January 2020).  In total, NXT has obtained SFD® patents in forty-seven jurisdictions.  These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

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

Seismic is the standard technology used by the oil and gas industry to image subsurface structures.  It is our view that the SFD® survey system is highly complementary to seismic analysis.  Our system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure and selecting drilling locations.  The seismic industry is competitive with many international and regional service providers.

20-F for the year ended December 31, 2023

The SFD® system can be used as a focusing tool for seismic.  With a SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential.  Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time and impose a much greater negative impact on local communities and the environment.  An SFD® survey deployed first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®.  This approach can result in a more effective seismic program as compared to traditional seismic surveying, and can reduce the overall cost, time, community resistance and environmental impact required to locate and qualify a prospect.

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

Description of material effects of governmental & environmental regulation

SFD® Survey Flight Operations

The operation of our business, namely conducting aerial SFD® surveys and interpreting SFD® data, is not subject to material governmental or environmental regulation in Canada or the United States with the exception of flight rules issued by Transport Canada and the Federal Aviation Authority governing the use of commercial aircraft, including rules relating to low altitude flights.  The requirements in other countries vary greatly and may require permits and/or provide other restrictions to conducting flight operations in the country that may restrict our ability to perform SFD® surveys as freely as in Canada and the United States.

For example, in Colombia, SFD® surveys must comply with three requirements not encountered in Canada and the United States.  These requirements are:

i)	customs obligations and bonds related to the importation and exportation of the aircraft into Colombia;

ii)	obtaining permits from the local aviation authority; and

iii)	obtaining permits from the Colombian Air Force.

NXT has successfully operated in the past in Colombia in accordance with these requirements.

With our past experience in Canada, the United States, Türkiye, Nigeria, Bolivia, Mexico, Colombia and other countries, we do not anticipate any unusual government controls or regulations that might significantly prevent timely completion of SFD® surveys. However, we may encounter unforeseen government regulations or restrictions in other countries that may impair or restrict our ability to conduct surveys, which could limit our ability to earn revenue or potentially expose us to forfeiture of performance bonds.

20-F for the year ended December 31, 2023

C. Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common shares	5,000,000 common shares	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common shares 4,000 preferred shares	100 common shares	Inactive	100%

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)¹	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common shares	Inactive	100%

NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common shares	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common shares	Inactive	100%

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

D. Property, plant and equipment.

Facilities / Office Premises

In August 2015, NXT moved to a new office premises (11,333 square feet) at 3320 – 17th Avenue SW in Calgary under a 10-year lease at an initial estimated minimum monthly lease payment of $29,657 commencing in October 2015. On March 15, 2022, the Company surrendered 828 square feet of its office building lease to the landlord. On April 1, 2024 NXT agreed to surrender an additional 3,200 square feet of its office building lease to the landlord and as consideration agreed to extend the current lease term for an additional five years to September 30, 2030.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft.  In April 2017, NXT completed a sale and leaseback agreement of its aircraft with the Lessor.  The terms of the agreement resulted in NXT selling its’ 1997 Cessna Citation Ultra 560 jet aircraft that was purchased in 2015.  NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations.  In December 2021, the Company extended the term of its Aircraft Leasing Agreement effective in the second quarter of 2022 for a period of 24 months with payments of approximately US$22,500 (CDN$28,675) per month, or US$270,000 (CDN$344,099) per year.  Should NXT want to repurchase the aircraft at the end of the extended term, the purchase price will be US$1.21 million.  On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027.  The Aircraft Lease will be converted to a capital lease and the Company will own the aircraft at the end of the lease.  Terms of the extension include a principle of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the following date, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026.

When the aircraft is not needed for use by NXT, we seek to earn charter hire reimbursements from the aircraft through a third party, Air Partners.  Air Partners also has access to an alternate, similar model aircraft (certified for the use of our survey equipment) which could be charter hired for use by NXT if needed.

20-F for the year ended December 31, 2023

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

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated. We have accrued approximately $27,030 for asset retirement obligations related to the minor non-operating interest in these oil and gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

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

20-F for the year ended December 31, 2023

A. Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31,
	2023	2022	2021
SFD® related revenue	$2,145,716	$-	$3,134,250
Net loss and comprehensive loss	(5,451,112)	(6,733,076)	(3,123,799)
Net loss per common share - basic	$(0.07)	$(0.10)	($0.05)
Net loss per common share - diluted	$(0.07)	$(0.10)	($0.05)
Net increase (decrease) in cash	138,276	(1,994,418)	(432,291)
Cash and short term investments	401,713	263,437	2,807,855
Total assets	15,184,760	15,575,295	21,584,371
Lease liabilities	595,517	1,246,723	1,902,604
Long-term liabilities	824,074	935,185	1,000,000
Convertible debentures	3,355,989	-	-

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2023

•	the Company commenced the Turkish SFD® Survey for an independent oil and gas exploration company in Türkiye.
•	the first two tranches of the November Debentures were received for a total of US$1.15 million (CDN$1.58 million) of cash;
•	ten-year strategic partnership in Africa with Synergy E&P Technologies Limited (“Synergy”) as described below;
•	The Ataraxia Debenture contributed $1.90 million of cash as defined and described below;
•	in June, the appointment of Interim Chief Executive Officer (“CEO”), Mr. Bruce G. Wilcox;
•	Private Placement (defined below) contributed $1.62 million of cash;
•

In Q1-23 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million;

•	cash at December 31, 2023 was approximately $0.40 million;
•	net working capital was approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $2.15 million;
•	a net loss of approximately $5.45 million was recorded for YE-23, including Stock Based Compensation Expense (“SBCE”) and amortization expense of approximately $1.97 million;
•	net loss per common share for YE-23 was $0.07 per share (basic) and $0.07 per share (diluted);
•	cash flow used in operating activities was approximately $4.83 million in the 2023 financial year; and
•	general and G&A expenses decreased by approximately $0.32 million (8%) in YE-23 as compared to YE-22.

Financial Highlights for 2022

•	cash at December 31, 2022 was $0.26 million;
•	net working capital was $(1.681) million at December 31, 2022;
•	the Company recorded SFD®-related revenues of $nil;
•	a net loss of $6.73 million was recorded for 2022, including SBCE and amortization expense of $1.98 million;
•	net loss per common share for YE-22 was $0.10 basic and $0.10 diluted;
•	cash flow used in operating activities was $2.93 million during 2022;
•	G&A increased by $0.55 million (17%) in 2022 as compared to 2021; and
•	the Rights Offering and Private Placement (both defined herein) contributed $0.43 million of cash.

20-F for the year ended December 31, 2023

Financial Highlights for 2021

•	The Company completed the 2021 advisory services and funding of $50,000 from the NRC IRAP to support the R&D of the SFD® technology for geothermal applications;
•	NXT also announces its patent application in Brazil and India have now been officially granted bringing the total number of countries in which NXT holds patents to 46;
•	On July 1, 2021 energy exploration veteran, Gerry Sheehan, joined the Board;
•	The Company acquired the Geothermal Right from Mr. George Liszicasz, Chairman, President and Chief Executive Officer of NXT;
•	The Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (the "HASCAP Loan");
•	Cash and short-term investments at December 31, 2021 were $2.81 million;
•	Net working capital was $2.82 million at December 31, 2021;
•	The Company recorded SFD® related revenue of $3.13 million for 2021;
•	A net loss of $3.12 million was recorded for 2021, including stock based compensation and amortization expenses of $2.06 million;
•	Cash flow provided by (used in) operating activities was ($1.03) million 2021;
•	Net loss per Common Share for 2021 was ($0.05) basic and diluted;
•

G&A for 2021 as compared to 2020 decreased by $0.15 million or (5%) due to lower professional fees and business development costs, and recognition of the Canada Emergency Rent Subsidy offset by the ending of the Canada Emergency Wage Subsidy and higher SBCE.

Consolidated Statements of Net Loss	For the year ended December 31,
	2023	2022	2021
SFD® related revenue	$2,145,716	$-	$3,134,250
SFD® related costs
Survey costs	2,249,126	1,178,183	1,224,168
General and administrative	3,420,143	3,736,431	3,189,857
Amortization expense	1,759,473	1,768,727	1,776,484
	7,428,742	6,683,341	6,190,509
Other expense, net	168,086	49,735	67,540
Loss before income taxes	(5,451,112)	(6,733,076)	(3,123,799)
Income tax expense (recovery)	-	-	-
Net loss for the year	(5,451,112)	(6,733,076)	(3,123,799)

Revenue and expenses for the years ended December 31, 2023, 2022 and 2021

SFD® related revenues –In 2023 the Company recorded $2,145,746 of revenue from the Turkish SFD® survey.  In 2021 the company sold Pre-existing SFD® data to a customer.

SFD® related costs – SFD® related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs.

In 2023, 2022 and 2021, aircraft operations were incurred for aircraft handling and maintenance costs.  In 2023 the Company incurred increased SFD® related costs due to the Turkish SFD® survey.  Aircraft operations were higher in 2022 due to the timing of routine major preventive maintenance costs in Q1-22 and preparing the aircraft for up to 300 hours of flight hours to conduct SFD® surveys, but overall survey project costs were $118,441 lower due to the costs incurred for the Pre-existing Data Sale in 2021.

20-F for the year ended December 31, 2023

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

G&A - G&A is a major component of NXT's total expenses.  The categories included in G&A are as follows:

G&A	For the year ended December 31,
	2023	2022	2021
Salaries, benefits, and consulting charges	$1,512,150	$1,688,262	$1,485,952
Board, professional fees, and public company costs	753,468	818,087	720,269
Premises and administrative overhead	822,019	818,987	647,943
Business development	91,235	195,811	47,793
Total G&A before Stock based compensation	3,178,872	3,521,147	2,901,957
Stock based compensation	241,271	215,284	287,900
Total G&A	3,420,143	3,736,431	3,189,857

G&A expenses decreased $316,288, or 8%, in YE-23 compared to YE 22 for the following reasons:

•

salaries, benefits, and consulting charges decreased $176,112 or 10%, as the Company had one less headcount for the first half of 2023 and the new CEO’s compensation was less than the CEO compensation paid in 2022. In addition a portion of some salaries was allocated to direct labour expense to support the Turkish SFD® Survey;

•

board and professional fees and public company costs decreased $64,619, or 8%. More director fees were reimbursed in options in YE-23 versus YE-22 and audit fees were lower due to the Company changing its auditor. This was offset by increased professional fees due to the Ataraxia Debentures and November Debenture financing;

•

premises and administrative overhead costs increased $3,032, or 0%, due to spending for SFD® survey planning and related software upgrades. This was partially offset as the Company surrendered office space at the end of Q1-22 which lowered rent costs;

•

business development costs decreased $104,576 or 53% due to less travel expenses during YE-23 versus YE-22. The Company engaged in more travel to the middle east and Asia to pursue opportunities during 2022, while in 2023 the Company focused on the Turkish SFD® Survey and attended more virtual meetings; and

•

SBCE’s were higher in YE-23 as opposed to YE-22 by $25,987 or 12%. Stock Option expense was higher as options were granted in lieu of cash payments to certain directors. While the Company has engaged a marketing consultant, such consultant is intended to be paid in shares and not cash. This was offset by the Company’s restricted stock unit (“RSU”) expense being lower in 2023, as the Company’s share price at the vesting date of September 20, 2023 was lower than the share price at the 2022 vesting date. Please see the next section Stock-based Compensation Expenses for further information on the SBCE.

20-F for the year ended December 31, 2023

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
•

SBCE's were lower in 2022 vs 2021 by $72,616 or 25% as the Employee Share Purchase Plan (the "ESP Plan") expense is lower as there was no bonus accrual during 2022. See the section “Stock-based Compensation Expenses" for further information on the SBCE.

Stock-based compensation

SBCE varies in any given year as it is a function of several factors including the number of units of each type of stock based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense.  Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.  Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.  The deferred share unit ("DSUs") plan (the "DSU Plan") is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.  RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers.  In 2023, 2022 and 2021, the Company settled the RSU vesting with shares and cash.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2023, 2022 and 2021 the Company has elected to issue Common Shares from treasury.

SBCE in YE-23 was higher compared to YE-22 by $25,987 or 12% due to the compensation owed to the marketing consultant and that options were granted in lieu of cash payments to certain directors.  The RSU expense was lower as the Company’s share price at the vesting date of September 20, 2023 was lower versus the share price at September 30, 2022 and the 2022 vesting date and there were no RSUs in Q4-23.  In addition, there was lower ESP Plan participation during YE-23 due to two less participants.

SBCE in 2022 is lower compared to 2021 by $72,616 or 25%.  RSU costs in 2022 are higher than 2021 as the 2022 vesting price was higher than in 2021 and in Q1-21 there was a forfeiture by one participant in the RSU plan.  This was offset by the Company's share price being lower at December 31, 2022 versus December 31, 2021.  Option expense was lower as no options were issued for director fees in Q3-22.  There was no ESP Plan bonus accrual 2022, as all participants in the ESP Plan have been members of the plan for more than one year.  No directors elected to participate in the DSU Plan in 2023, 2022 and 2021.

Stock-based compensation expense	For the year ended December 31,
	2023	2022	2021
Stock Option Expense	$92,500	$22,551	$26,250
Deferred Share Units	-	-	-
Restricted Stock Units	62,441	153,343	154,715
Employee Share Purchase Plan	30,508	39,390	106,935
Consultant Compensation	55,822	-	-
Total SBCE Expenses	241,271	215,284	287,900

 20-F for the year ended December 31, 2023

Amortization Expense

Property and equipment and Intellectual property is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using annual rates and methods which are also subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	For the year ended December 31,
	2023	2022	2021
Property and equipment	$60,959	$70,213	$82,564
Intellectual property	1,698,514	1,698,514	1,693,920
Total Amortization Expense	1,759,473	1,768,727	1,776,484

Property and equipment and related amortization expense. Property and equipment amortization was lower in 2023 compared to 2022, and 2022 compared to 2021, due to additional assets becoming fully amortized during the period and the Company not acquiring significant new assets in the periods.  Amortization also decreases each year as the Company uses the declining balance method of amortization, thereby having the effect of lowering amortization each year on existing assets.

IP and related amortization expense. NXT acquired specific rights to utilize the proprietary SFD® technology in global hydrocarbon exploration applications from the inventor of the SFD® technology, NXT's former Chairman, President and Chief Executive Officer, on August 31, 2015.  The value attributed to the acquired IP assets was $25.3 million.  The IP assets are amortized on a straight-line basis over a 15-year period (future amortization expense of $1,685,000 per year) and are also being subject to an ongoing assessment of potential indicators of impairment of the recorded net book value.    No impairments were recognized in 2023, 2022, or 2021.

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

Other Expense (Income)	For the year ended December 31,
	2023	2022	2021
Interest expense , net	$160,262	$36,220	$37,955
Foreign exchange loss (gain)	(8,028)	(15,340)	8,597
Intellectual property and other	15,852	16,933	20,988
Loss on disposal of assets & lease modifications	-	11,922	-
Total Other Expense (Income)	168,086	49,735	67,540

Interest expense, net. This category of other expenses includes interest income earned on short-term investments netted, by interest expense from the financial liability related to the aircraft lease (up to February 2022) the convertible debentures, and long-term debt. Interest expense increased in 2023 versus 2022 due to less short-term investments during 2023 and the Company issuing the two debentures in 2023Interest expense decreased in 2022 versus 2021 due to the cessation of the financial liability in Q1-22, amortization of the HASCAP Loan principle and no short-term investments during Q4-22.

20-F for the year ended December 31, 2023

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held net US$ liability at December 31, 2023 and 2022 and net assets in US$ at December 31, 2021, including accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations, convertible debentures and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss.  For 2023 the exchange gain was the result of (i) the 2.4% stronger CDN$ to US$ rate between December 31, 2022 and December 31, 2023 and (ii) the Company having a large net liability in US$.  At December 31, 2022, the CDN$ to US$ exchange rate was 6.3% lower as compared to the CDN$ to US$ exchange rate at December 31, 2021 and the Company had a net US$ asset for most of the year, resulting in the corresponding foreign exchange gain for YE-22. The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

Intellectual property and other.  In 2023, 2022 and 2021, the Company's IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

We currently have no outstanding derivative financial instruments, such as foreign currency hedges.

Loss on disposal of assets & lease modifications.  In Q1-22, the Company surrendered 826 square feet of office space. As a result of the space surrender, the Company recorded a loss on disposal of leasehold improvement assets and lease modifications.

Income tax expense – There was no income tax expense in 2023, 2022 or 2021.

At the end of 2023, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization.  These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2042) and other resource deductions totaling approximately $9.73 million.

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

Q4-23		Q3-23	Q2-23	Q1-23
	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023
SFD® related revenue	$2,145,716	$-	$-	$-
Net income loss	(425,701)	(1,703,956)	(1,703,956)	(1,614,647)
Loss per share - basic	(0.01)	(0.02)	(0.02)	(0.02)
Loss per share – diluted	(0.01)	(0.02)	(0.02)	(0.02)

Q4-22		Q3-22	Q2-22	Q1-22
	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022
SFD® related revenue	$-	$-	$-	$-
Net loss	(1,469,549)	(1,647,988)	(1,774,671)	(1,840,868)
Loss per share - basic	(0.02)	(0.03)	(0.03)	(0.03)
Loss per share – diluted	(0.02)	(0.03)	(0.03)	(0.03)

20-F for the year ended December 31, 2023

Significant or Unusual Items Impacting Net Loss:

In Q4-23 the Company earned SFD®-related revenue and incurred SFD®-related costs due to the Turkish SFD® Survey, which reduced its net loss versus the previous seven quarters.  During Q3-23 the Company decreased G&A spending due to less professional fees as there was minimal incremental financing during the quarter.  This was offset by costs incurred to plan for the upcoming Turkish SFD® Survey and foreign exchange losses due to the weakening CDN$. In Q2-23 the Company incurred G&A costs due to increased business development activity and professional fees related to the Ataraxia Debentures. In Q1-23 the Company incurred lower SFD®-related costs as there was no unplanned maintenance on the aircraft, and lower G&A as the Company reduced its headcount by one.  During Q4-22 costs were reduced primarily due to lower vacation accruals due to vacation timing, and SBCE.  In Q3-22 the Company incurred lower SFD®-related costs as the aircraft had early completed its required maintenance. In Q2-22 the Company recorded unrealized foreign exchange gains as the CDN$ weakened versus the US$.  In Q1-22, the Company incurred maintenance fees on its aircraft to have it available for up to 300 flight hours. In each quarter between Q1-22 and Q3-23, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter.  More specific details are provided below:

•

in Q4-23, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey and therefore reduced the Q4-23 loss versus the previous seven quarters. Interest expense increased due to the issuance of the November Debentures;

•	in Q3-23, costs decreased as G&A spending due to less professional fees , offset by costs incurred to plan for the Turkish SFD® Survey and increased foreign exchange losses due to the weakening CDN$;
•	in Q2-23, costs increased primarily due to higher professional fees and business development activity;
•	in Q1-23, costs were reduced primarily due to lower headcount and maintenance costs;
•	in Q4-22, costs were reduced primarily due to lower vacation and SBCE;
•	in Q3-22, costs were reduced primarily due to lower SFD®-related costs offset partially by higher business development costs;
•	in Q2-22, the Company recorded unrealized foreign exchange gains as the CDN$ weakened versus the US$; and
•	in Q1-22, the Company incurred maintenance fees on the leased aircraft to have it available for up to 300 flight hours.

Strategic Investment

On May 24, 2023, the Company entered into a ten-year strategic alliance and associated financing with Synergy which grants Synergy an exclusive license to use, distribute, sub-license, market and sell NXT’s SFD® solutions in Africa.  In addition, on September 30, 2023, NXT extended the exclusive license to include Ataraxia, an affiliate of Synergy.  PE Energy Limited, an affiliate of Synergy and Ataraxia, has performed several commercial projects with NXT in Africa in the past.

Synergy and Ataraxia, with this new arrangement, will be advancing the SFD® technology to address energy security and transition in the African continent for both oil and gas and geothermal sources.  Synergy, Ataraxia and NXT will work closely together to train local technical teams and regulatory authorities on the patented SFD® technology.

Building upon a record of successful collaborations underpinned by the continued market demand in Africa, Ataraxia executed a subscription agreement pursuant to which Ataraxia agreed to subscribe for an aggregate of US$2.3 million convertible debentures (collectively, the “Ataraxia Debentures”), with a subscription price to be advanced in instalments, of which it completed US$1.4 million during Q3-23 leaving an as yet unfunded balance of US$900,000. Please see ITEM 5B “Ataraxia Debentures” for further information on the Ataraxia Debentures.

B. Liquidity and capital resources.

Going Concern

The audited consolidated financial statements for 2023 have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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

20-F for the year ended December 31, 2023

Since 2022, the Company has deferred payment of certain operating costs, including payroll and other G&A costs.  During 2023 and subsequent to December 31, 2023, the Company completed private placements which resulted in raising an additional net proceeds of $5,079,612 and completed an SFD® survey which generated operating funds.  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

The Company’s audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for the audited consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

NXT’s cash and cash equivalents at December 31, 2023 totaled $0.40 million.  Net working capital totaled $(1.86) million. See the information in the section “Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of the projects, which often span three to four months. In addition, where possible, risk of default on client billings has been mitigated through the use of export insurance programs offered by Export Development Canada.

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

The Ataraxia Debentures are for a term of two years, payable on demand.  The Ataraxia Debentures are secured by a general security agreement, subordinate to the long-term debt.  See ITEM 5B “Ataraxia Debentures” for more information.

Ataraxia Debentures

On May 24, 2023 the Company announced a multi-tranche a two-year term US$2.3 million convertible debenture financing with Ataraxia.  The terms of the subscription agreement with Ataraxia include an annual interest rate of 10%, paid quarterly, a fixed conversion price of US$0.143 per common share, and the right to appoint a board member.  On May 31, 2023, the Company received US$1,200,000 (CDN$1,631,954) of the subscription price for the Ataraxia Debentures.  The Company received an additional US$200,000 (CDN$265,560) tranche of the Ataraxia Debenture subscription price on July 10, 2023 for a total amount of US$1,400,000 (CDN$1,897,514). The US$900,000 balance of the Ataraxia Debentures remains unfunded and it is uncertain whether Ataraxia is able or willing to fund this balance.

The Ataraxia Debentures may also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable, but may be converted on a one-to-one basis into common shares. The Ataraxia Debentures are payable on demand and is secured by a general security agreement, subordinate to the long-term debt.  As of the date of this 20-F no preferred or common shares have been issued pursuant to the conversion of the Ataraxia Debentures.

20-F for the year ended December 31, 2023

The proceeds from the Ataraxia Debentures were used to fund general and administrative costs including working capital, business development and marketing activities to convert NXT’s existing opportunity pipeline into firm contracts.  On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s board of director meetings as an observer (except any portion of a board of director meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds (i) any principal amount of the Ataraxia Debentures or (ii) common shares or Preferred Shares (as applicable), representing at least 5% of the outstanding common shares of the Company (on an as-converted basis, if Ataraxia holds Preferred Shares).

Both the Ataraxia Subscription Agreement, and the Investor Rights Agreement, are filed herewith as Exhibits 5.1 and 5.2.

November Debentures

On November 2, 2023, the Company received conditional approval from the TSX to offer a multi-tranche convertible debenture (the “November Debentures”) The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance of the November Debentures.  The November Debentures are convertible into common shares of NXT at a conversion price of US$0.1808 (CDN$0.25).

On November 8, 2023 the Company issued the first tranche of the November Debentures for US$1,000,000 (approximately CDN$1,378,340) to MCAPM, LP and Michael P. Mork (together “Mork Capital”).  As of December 31, 2023, Mork Capital had the right to obtain 5,530,973 common shares upon the conversion of the November Debentures at the fixed conversion price of US$0.1808 subject to shareholder approval at the next annual general meeting of shareholders (“AGM”).  With the acquisition of the November Debentures, Mork Capital has the right to own, including the conversion of the first tranche of the November Debentures, 20,452,206 common shares, representing approximately 24.2% of the issued and outstanding common shares at December 31, 2023 (after giving effect to the conversion of the full amount of November Debentures as of December 31, 2023).  The Company has agreed to appoint a representative from Mork Capital to its board of directors in the near future.

On December 22, 2023 the Company issued the second tranche of the November Debentures for US$150,000 (approximately CDN$199,260) which gives the subscriber the right to obtain 829,646 common shares upon the conversion of the November Debentures.

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036).  With the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) for the November Debentures which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares.  Insiders, which included Mork Capital, were issued November Debentures valued in the aggregate principal amount at US$1,522,000 (approximately CDN$2,076,776).

Mork Capital purchased an additional US$375,000 (approximately CDN$501,750) of November Debentures in the final tranche.  Subject to shareholder approval at the next AGM, Mork Capital will have the right to own, after conversion of all of their November Debentures at a fixed price of US$0.1808, 22,526,321 common shares, representing approximately 28.8% of the issued and outstanding common shares, as of the date of this 20-F.

On January 12, 2024, all six current Directors, as of that date, participated in the November Debentures by converting their outstanding director fees payable as at December 31, 2023 into November Debentures valued, in the aggregate principal amount, at US$147,000 (approximately CDN$196,686). In connection with this issuance, the current directors have the right to obtain, in the aggregate, up to 813,053 Common Shares.  The proceeds from November Debentures are being used for SFD® survey working capital requirements.

20-F for the year ended December 31, 2023

Private Placement

On December 22, 2022 the Company announced a multi-tranche private placement (the “Private Placement”) at $0.195 per share.  At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.  On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common share, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $37,393.

The proceeds from Private Placement were used for G&A expenses.

Rights Offering

On December 2, 2022, NXT closed the Rights Offering that had been announced on October 31, 2022. The Company issued 2,149,180 common shares a price of $0.18 per common share, for aggregate gross proceeds of a $386,852. Share issue costs of $170,790 were recorded as a reduction to share capital.

The proceeds from Rights Offering were used for G&A expenses.

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

NXT had net working capital of $(1,855,629) as at December 31, 2023 broken down as follows:

	December 31,	December 31,	net change
	2023	2022	in 2023
Current assets (current liabilities):
Cash and cash equivalents	$401,713	$263,437	$138,276
Accounts receivable	1,828,523	57,065	1,771,458
Prepaid expenses and deposits	53,674	36,157	17,517
Accounts payable and accrued liabilities	(1,836,741)	(1,276,236)	(560,505)
Convertible debentures	(1,852,144)	-	(1,852,144)
Current portion of long-term debt	(111,111)	(111,111)	-
Current portion of lease obligation	(339,543)	(650,315)	310,772
Total Net Working Capital	(1,855,629)	(1,681,003)	(174,626)

Net working capital at December 31, 2023 compared to December 31, 2022 decreased by $174,626, or 10%, due to the issuance of the Ataraxia Debentures which increased net working capital, but being partially offset by the November Debentures. Increased accounts payable were incurred for the Turkish SFD® Survey, which were offset in part by accounts receivable from the Turkish SFD® Survey and by a lower lease obligation

20-F for the year ended December 31, 2023

Long-term Debt (HASCAP Loan)

On May 26, 2021, the Company received $1,000,000 from the BDC's HASCAP Loan.  The HASCAP Loan is a $1,000,000 non-revolving ten-year term credit facility with an interest rate of 4%. Repayment terms were interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Repayment of long-term debt principal and interest:
2024	$142,037
2025	137,593
2026	133,148
2027	128,704
2028	124,259
2029 to 2031	281,944
Total principal and interest payments	947,685
Less interest	(123,611)
Total principal remaining	824,074
Current portion of long-term debt	111,111
Non-current portion of long-term debt	712,963

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

For the year ended December 31	2023	2022	2021
Cash provided by (used in):
Operating activities	$(4,831,951)	$(2,934,004)	$(1,033,173)
Financing activities	5,009,117	389,217	875,428
Investing activities	(32,322)	550,000	(274,049)
Effect of foreign rate changes on cash	(6,569)	369	(497)
Net cash inflow (outflow)	138,275	(1,994,418)	(432,291)
Cash & cash equivalents, start of the year	263,437	2,257,855	2,690,146
Cash & cash equivalents, end of the year	401,712	263,437	2,257,855

Cash & cash equivalents	401,712	263,437	2,257,855
Short-term investments	-	-	550,000
Total	401,712	263,437	2,807,855

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

For the year ended December 31,	2023	2022	2021
Comprehensive loss for the year	$(5,452,708)	$(6,733,076)	($3,123,799)
Total non-cash expense items and lease items	1,914,845	2,043,965	2,076,909
	(3,537,863)	(4,689,111)	(1,046,890)
Change in non-cash working capital balances	(1,294,087)	1,755,107	13,717
Total cash provided by (used in) in operations	(4,831,950)	(2,934,004)	(1,033,173)

20-F for the year ended December 31, 2023

Operating cash flow decreased by $1,897,948 in YE-23 as compared to YE-22 due to payments of several 2022 deferred costs in 2023 and working capital requirement to support the Turkish SFD® Survey.  Also in Q1-22 the Company received payments for outstanding accounts receivable in US$200,000 (CDN$252,415).

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

Financing Activities

2023 – Net proceeds from the Private Placement was $1,622,057.  Please see the section “Private Placement”.  Proceeds from the Convertible Debentures were $3,457,555 (US$2,550,000). Please see the Item 5 B sections “Ataraxia Debentures” and “November Debentures”.  Proceeds were also received from employee contributions under the ESP Plan and RSU’s.  The Company began to repay its long-term debt, the HASCAP Loan, at the beginning of Q3-22.    The Repayment of financial liability was for the sales and leaseback agreement on NXT’s aircraft which ended in Q1-22.

2022 – The Company began to repay its HASCAP Loan at the beginning of Q3-22. Proceeds were received from employee contributions under the ESP Plan, but at a lower rate due to the salary deferral.  The repayment of financial liability was for the sales and leaseback agreement on NXT's aircraft which ended in Q1-22.  In Q4-22 net proceeds from the Offerings were $432,244.  Please see the sections "Liquidity and capital resources” for a discussion on the Offerings.

2021 – In 2021, proceeds of $1,000,000 were received from the HASCAP Loan. Additionally, proceeds were received from employee contributions under the ESP Plan which began in Q4-20.  This was offset by payments on the financing liability and finance lease.

Investing Activities

2023 – The Company upgraded certain SFD® equipment in Q4-23 to enhance the data acquisition phase of the SFD® Survey.

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

Geothermal Right Development Update

Progress continues with respect to the development of the SFD-GT geothermal sensor technology. The Company’s first project related to such technology tested, identified, and analyzed the desired elements of the SFD® geothermal sensor response over known geothermal areas, with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  The agreed project work was completed in November 2021 with total funding of $50,000 from the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”).  During Q1-23, the Company submitted a proposal for up to approximately $200,000 to NRC IRAP for a funding and research plan for the next phase to support the research and development of the SFD® technology for geothermal applications.  As of the date of this 20-F, the Company funding for the next phase of research has not been finalized.

20-F for the year ended December 31, 2023

Patents

In Q1-22, NXT announced its patent application in Brazil has been allowed. As of the date of this 20-F, NXT has been granted SFD® patents on its SFD® technology in forty-seven jurisdictions, including Brazil (February 2022), India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and Europe (January 2020). These patents protect our proprietary SFD® technology and serve as independent third-party recognition of our technological invention.

D. Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors.

As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB, then our next survey in Nigeria during 2019 was for US$8.9 million. In 2023 we commenced an SFD® survey in Turkiye. At the date of this 20-F current external trends such as in commodity prices could affect our operations for the current fiscal year. Please see Item 3 D for a discussion on these risks.

E. Critical Accounting Estimates

In preparing the audited consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the 2023 consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management’s best estimate as at the date of the 2023 consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2023 and 2022, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD® related revenue.

The Company reviews IP for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment of its IP, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the IP.

20-F for the year ended December 31, 2023

Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements as of the date of this 20-F other than office premise non-lease operating costs with Interloq Capital (the "Landlord"). If the Company were to default on its office lease the current month rent including operation costs plus the next three months become immediately due. [Note: the table was replaced with a principles-based liquidity and capital resources requirement focused on material short- and long- term cash requirements from known contractual and other obligations] NXT pays an estimated operating cost during the current year, but has the obligation to pay the actual operating costs incurred as defined in the office lease with the Landlord early in the first quarter of the preceding year if the estimate was low, or will receive a refund if the estimate was too high. Currently, the Company believes that the current operating cost estimate is reasonable and is constant with discussions with the Landlord under the Company’s office lease.

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

The following sets forth information, including directorships in other reporting issuers, as of the date of this 20-F, for our directors, and executive officers:

Theodore Patsellis Athens, Hellenic Republic Director since June 2023

Mr. Patsellis is a Greek attorney who was admitted to the Athens Bar Association in 1996. He is a Greek Ministry of Justice certified Mediator and has been the owner of a boutique Law firm since 2013. He holds a Bachelor Degree from the National and Kapodistrian University of Athens - Law Faculty and an LL.M. degree from the Ludwig-Maximilian University of Munich. Having worked for many years with Ernst & Young LLP, Hill International Inc. and several renowned law firms, Mr. Patsellis has acquired experience working in diversified environments and a variety of business cultures. With a strong German background and the experience of having lived and worked in Germany, Greece, Serbia and Romania as a lawyer and tax professional, he was able to lead various teams of professionals involved in large business transactions in the South-East European region. His expertise spans across mergers and acquisitions, corporate and transactional law, local and international taxation, corporate governance and compliance. His industry knowledge ranges from the telecommunications and energy sectors to the retail, hospitality and consumer products, pharmaceuticals, and real estate. In addition to NXT, as of the date hereof, he sits on the Board of Directors of PANA Holdings in Mauritius and Vivid Living Co. S.A. in Greece.

Mr. Patsellis is a member of the Audit, and the Strategic Planning Committees.

20-F for the year ended December 31, 2023

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

Mr. Selby is the Lead Director of NXT.  He is also Chair of the Audit, Compensation, Disclosure Committees and a member of the Strategic Planning Committee.

Gerry Sheehan Dublin, Leinster, Ireland Director since July 2021

Mr. Sheehan has worked continuously in international oil and gas exploration, development, and production for over 40 years. He has broad technical and business development experience in Africa, South Asia and Europe.

Mr. Sheehan began his career in 1982 as a geophysicist working with the British National Oil Corporation (“BNOC”), after privatization becoming Britoil plc. He evaluated acreage in the United Kingdom, Dutch, Danish, Irish and Norwegian sectors. In 1986 he transferred to the BNOC Houston office as a technical auditor. He was later seconded to the Global Basin Evaluation Team, focusing on Africa and Asia.

In 1987 Mr. Sheehan joined the fledgling oil company Tullow Oil plc. as part of the founding technical team. The company was operated in Senegal on a World Bank-sponsored gas to power project. New acreage was secured in the UK onshore, Pakistan, Syria and Yemen, with follow-on exploration and field development projects.

From 1992 to 1998, Mr. Sheehan held the position of Chief Geophysicist. The company operated in South Asia culminating in the discovery and development of a one trillion cubic feet-sized Bangora gas field in Bangladesh, operated on behalf of Texaco and Chevron. His project team also deployed on the re-development of the offshore Espoir field in Cote d’Ivoire, West Africa, with partners Canadian Natural Resources Limited and Addax Petroleum.

From 1998 to 2006 Mr. Sheehan held the post of International Exploration Manager, this role also encompassed a business development responsibility. This was a time of expansion in the company with new assets acquired in West Africa, North Africa, Central and Eastern Europe and South Asia. In 2004, Mr. Sheehan led the technical due-diligence team on the corporate acquisition of Energy Africa plc. The company expanded its footprint in Africa with oil exploration successes in Ghana and Uganda.

In 2007 Mr. Sheehan founded a private company, Blackstairs Energy plc. The company acquired oil field rehabilitation projects in Romania, and exploration acreage in Armenia and Senegal. The company also undertook technical and commercial asset evaluations on behalf of third parties.

In 2014 Mr. Sheehan was a founder of T5 Oil & Gas, a private London-based oil and gas company. T5 is a licence partner in a portfolio of assets in Gabon, comprising offshore oil production and a suite of un-developed oil and gas fields, both offshore and onshore, now being advanced to development.

Mr. Sheehan holds a Bachelor of Science degree in Geology and a Master of Science in Applied Geophysics, both obtained from the National University of Ireland. He is a Fellow of the Geological Society (FGS, elected 2009) and is an active member of the American Association of Petroleum Geologists (AAPG, 1986) and the Society of Exploration Geophysicists (SEG, 1996).

Mr. Sheehan is the chair of the Strategic Planning Committee and a member of the Governance Committee.

20-F for the year ended December 31, 2023

John Tilson Montecito, California, USA Director since February 2015

Mr. Tilson obtained his Master of Business Administration degree from the University of Southern California and further obtained his Chartered Financial Analyst designation. Following this, Mr. Tilson worked as an analyst, portfolio manager, and advisor in the United States investment and financial industry with firms such as Sutro & Company and EF Hutton & Company.  Mr. Tilson joined Roger Engemann & Associates, Inc. in 1983.  During his tenure in such position, the Pasadena Group of Mutual Funds was started, with Pasadena Capital Corporation formed as the holding company for the mutual funds and investment management business.  After working as an Analyst and Portfolio Manager, Mr. Tilson later became Executive Vice President & Managing Director of Pasadena Capital Corporation.  Assets under management had grown to over US$5 billion by the time the firm was sold to Phoenix Companies in 1997.  Mr. Tilson later retired in 2005.

From 2006 to 2012, Mr. Tilson was a member of the Board of Trustees, including three years serving as Vice President and Chairman of the Long-Range Planning Committee for Lotusland, a Santa Barbara non-profit organization established by Madame Ganna Walska.

Mr. Tilson is a member of the Audit Committee, the Compensation Committee and the Governance Committee.

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014

Mr. Valentine is a Partner with Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm’s Energy and Infrastructure Practice Group and is involved in energy-related matters throughout the Middle East, North Africa, the Commonwealth of Independent States, Asia and South America. His principal occupation is as a lawyer.

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

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation and Committee.

20-F for the year ended December 31, 2023

Bruce G. Wilcox New York, New York, USA Interim Chief Executive Officer since June 2023 Director since June 2015

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst / portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland’s investments in the energy industry (exploration and production and service companies), with an emphasis on value and long- term holdings. During his tenure, the fund’s assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National- Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox was CEO of E Street Management, LLC from 2016 through 2020 which managed a long/short equity fund of funds.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which invests in museum-quality Imperial Chinese porcelains, archaic bronzes and ink paintings.

Mr. Wilcox obtained a Bachelor of Arts (Honors), in Modern Chinese from the University of California, Santa Barbara (1977); and a Master of International Management from the American Graduate School of International Management in Phoenix (1980, now a part of Arizona State University).

Mr. Wilcox is a member of several boards, including the Teachers College of Columbia University (2003 to date, including serving as the Chair of the Investment Committee for that entire period), the University of California Santa Barbara Foundation (2003 to date, including as former Chair of the Board of Trustees, Investment and Finance Committees), and was a Trustee (2001 to May 2023) of the Manhattan Institute For Policy Research, a leading urban, state, and national policy institution, which works on matters such as energy policy.

Mr. Wilcox is a member of the Disclosure Committee.

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

Mr. Woychyshyn is a Chartered Professional Accountant, CA, who holds a Bachelor of Commerce (Hons) degree from the University of Manitoba and a Masters of Business Administration degree from St. Joseph’s University, Philadelphia PA, USA.

Mr. Woychyshyn is a member of the Disclosure Committee.

20-F for the year ended December 31, 2023

None of the directors or executive officers is, or has been in the last ten years, a director, CEO or chief financial officer of any company, including NXT, except as noted below that: (i) was subject to a cease trade order or order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in that capacity; or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation after the proposed director ceased to be a director, CEO or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

None of the directors or executive officers is, or has been in the last ten years, a director or executive officer of any company, including NXT, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the directors or executive officers has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Charlies Selby was a board member of Montana Exploration Corp. ("MEC") when it was issued a cease trade order by the Alberta Securities Commission on May 4, 2018 against MEC for failing to file its annual audited financial statements, annual management's discussion and analysis and certification of annual filings within the required time period. MEC ceased operations in June 2021.

Messrs. Patsellis, Selby, Sheehan, Tilson and Valentine are considered “independent” within the meaning of Canadian securities law.

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the Interim Chief Executive Officer, the Chief Financial Officer, and former Chief Executive Officer as at December 31, 2023.  The Chief Financial Officer is based in the Calgary, Canada head office and the Interim Chief Executive officer is based in New York, New York, USA.  Both are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2023:

Name & Principal Position	Salary (1)	Share-based rewards (2)	Other (3)	Total
Bruce G. Wilcox, Interim CEO(4)	$116,769	$-	$-	$116,769
Eugene Woychyshyn, VP of Finance & CFO	$180,000	$3,533	$1,822	$225,355
George Liszicasz, President & CEO(5)	$18,866	$744	$841	$20,451

__________________________

(1)  Accrued salary.

(2)  Share-based rewards represents the Company match to the executive’s contribution to the ESP Plan and stock option grants

(3)  “Other” consists of any vehicle allowance paid ($548 for Mr. Liszicasz) plus the taxable portion of company paid amounts for group health benefits.

(4) Mr. Wilcox became the Interim CEO on June 21, 2023.

(5) Mr. Liszicasz passed away on January 21, 2023.

(See Item 6.E “Share Ownership” for details regarding stock options, DSUs, RSUs, and ESP Plan shares granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

20-F for the year ended December 31, 2023

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer as well granting stock options to purchase NXT common shares.

In 2023, the directors’ fees were not paid in cash.  Mr. Patsellis, Mr. Selby, Mr. Tilson, Mr. Valentine, and Mr. Wilcox elected to receive all or part of their outstanding compensation in stock options during the year.  All remaining compensation owed at December 31, 2023, except for Mr. Ingriselli, was converted to November debentures at January 12, 2024.  The annual retainer was based on $30,000 ($35,000 in the case of the Chairman of the Audit Committee).  Total compensation payable for 2023 is summarized as follows:

2023
Frank Ingriselli(1)	$1,731
Theodore Patsellis(2)	17,308
Charles Selby	32,692
Gerry Sheehan	30,000
John Tilson	30,000
Tom Valentine	30,000
Bruce G. Wilcox(3)	16,468

(1) Mr. Ingriselli resigned from the Board effective January 20, 2023.

(2) Mr. Patsellis was appointed a director effective June 5, 2023.

(3) Mr. Wilcox became the Interim CEO effective June 21, 2023 and waived receiving further director fees from that date.

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

20-F for the year ended December 31, 2023

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

Composition of the Corporate Governance Committee

Mr. Valentine (Chair), Mr. Sheehan and Mr. Tilson are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent within the meaning of Canadian National Instrument 58-101.

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

Responsibilities of the Disclosure Committee

The Disclosure Committee’s duties are to ensure that the Company provides timely, accurate and balanced disclosure of all material information about the Company and to provide fair and equal access to such information.  All news releases, including but not limited to releases of material information, are managed by the Disclosure Committee.  If the information has been determined by the Disclosure Committee to be material, news releases will be prepared, reviewed and then disseminated through a news-wire service that provides simultaneous service to widespread news services and financial media.  Additionally, the Disclosure Committee is responsible for ensuring public disclosure through filing these news releases on SEDAR+, EDGAR, and our website.

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Sheehan (Chair), Selby, and Patsellis are the current members of the Strategic Planning Committee.  All members of the Strategic Planning Committee are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

20-F for the year ended December 31, 2023

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Selby (Chair), Tilson, and Patsellis. All members of the Audit Committee are independent within the meaning of National Instrument 52-110 – Audit Committees, and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4. All members of the Audit Committee have an educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as a member of the Audit Committee.

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

John Tilson

After obtaining a Master of Business Administration degree and his Chartered Financial Analyst designation, Mr. Tilson had a career as an analyst, portfolio manager, and advisor in the United States investment and financial industry with such firms as Sutro & Company and EF Hutton & Company. Mr. Tilson is now retired.

Theodore Patsellis

Mr. Patsellis, obtained Bachelor Degree from the National and Kapodistrian University of Athens - Law Faculty and an LL.M. degree from the Ludwig-Maximilian University of Munich. His expertise comprises mergers and acquisitions, corporate and transactional law, local and international taxation, corporate governance and compliance. He has acquired experience working in diversified environments and a variety of business cultures as a lawyer and tax professional. He led a team of professionals involved in large business transactions in the South-East European region.

Audit Committee Oversight - The Company’s Board has adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

20-F for the year ended December 31, 2023

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Selby (Chair), Tilson and Valentine are the current members of the Compensation Committee. All members are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and have extensive direct financial and legal experience which is relevant to fulfilling their responsibilities related to executive compensation. Mr. Selby has approximately 20 years of experience in advising a Canadian company on compensation issues and has served on the compensation committees of the board of directors of other reporting issuers. Mr. Valentine currently serves on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 25 years. Mr. Tilson’s career as an executive and managing director at various firms dealing with human resource matters has also given him experience in dealing with compensation related issues. The charter of the Compensation Committee is posted on the Company’s website and may viewed at www.nxtenergy.com. Investors may also request a copy be mailed to them by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

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

D. Employees

Fiscal year ended December 31, 2023

As of the fiscal year ended December 31, 2023, we had a total of 11 employees.  NXT has no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2023:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	3	-	3
Operations and technical development	6	-	6
Total	11	-	11

Ten of the above noted staff are based in Canada; our Interim CEO is based in New York City, New York, USA.  The six operations and technical development staff include one research scientist holding a Ph.D., two geoscientists, two engineer and an information technology professional.  We periodically engage other technical and administrative contract personnel as required on a project basis.

20-F for the year ended December 31, 2023

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

20-F for the year ended December 31, 2023

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

The RSU is approved and ratified by shareholders every three years at the Company’s AGM.  The RSU, as was re-approved and ratified at the Company’s AGM held on August 2, 2023.  Pursuant to the RSU, all grants must be approved by the Board of the Company.  RSU’s may be granted to the directors, officers and employees of NXT and to consultants retained by the Company.  The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).  The RSU’s are generally issued with a three year vesting where they shall vest at the end of each of the first three years following the grant date.  The price is determined on the vesting date.

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

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM.  The ESP Plan was initially approved and ratified at the Company’s AGM held on August 2, 2023.  The shareholders of the Company and subsequently the TSX approved, the ESP Plan.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2023, 2022 and 2021 the Company has elected to issue common shares from treasury.

The following stock options, RSUs, and ESP Plan matches were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2023, 2022, and 2021 and to date of this 20-F.  No DSUs were granted.

2024 to the date of this 20-F:

•	A total of 200,000 RSU were granted to officers of the Company on February 21, 2024; and
•	A total of 37,420 common shares were matched by the Company through the ESP Plan for executive officers for the year to date period ended as of the date of this 20-F.

20-F for the year ended December 31, 2023

In 2023:

•	A total of 150,000 of stock options held by an officer of the Company expired;
•	A total of 566,500 stock options with an average exercise price of $0.222 per common share were earned by a directors of the Company in lieu of director fees;
•	A total of 850,000 stock options with an average exercise price of $0.216 per common share were granted to directors and an officer of the Company;
•	A director forfeited 100,000 stock options with an average exercise price of $0.216 upon his resignation from the Board;
•	No RSUs were granted to officers of the Company;
•	No DSUs were earned by directors of the Company; and
•	A total of 78,571 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2023.

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

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of the date of the 20-F.  All options are issued at an exercise price set at the weighted average trading price on the five trading dates prior to the grant date.  Each option entitles the option holder to acquire one common share of the Company.

20-F for the year ended December 31, 2023

Issued and outstanding stock options held by directors and officers of the Company (as of the date of this 20-F)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options
Theodore Patsellis	$0.259	14-Sep-23	14-Sep-28	100,000
Director	$0.252	28-Sep-23	28-Sep-28	36,400
				136,400	4.7%

Charles Selby	$0.216	06-Jan-23	06-Jan-28	100,000
Lead Director	$0.264	11-Jan-23	11-Jan-28	177,200
	$0.200	05-Jun-23	05-Jun-28	55,400
	$0.252	28-Sep-23	28-Sep-28	42,450
				375,050	12.8%

Gerry Sheehan	$0.216	06-Jan-23	06-Jan-28	100,000	3.4%
Director

John Tilson	$0.51	30-Sep-20	30-Sep-25	16,000
Director	$0.44	30-Jun-21	30-Jun-26	21,360
	$0.68	30-Sep-21	30-Sep-26	14,750
	$0.62	31-Dec-21	31-Dec-26	18,050
	$0.72	31-May-22	31-May-27	24,460
	$0.68	30-Jun-22	30-Jun-27	17,500
	$0.174	21-Nov-22	21-Nov-27	69,200
	$0.216	06-Jan-23	06-Jan-28	155,200
	$0.252	28-Sep-23	28-Sep-28	36,400
				372,920	12.7%

Thomas Valentine	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.200	05-Jun-23	05-Jun-28	110,800
				210,800	7.2%

Bruce G. Wilcox	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.264	09-Jan-23	09-Jan-28	52,650
				152,650	5.2%

Eugene Woychyshyn	$0.216	06-Jan-23	06-Jan-28	250,000	8.5%
VP Finance & CFO
Total number of stock options held by officers and directors				1,597,820	54.5%

20-F for the year ended December 31, 2023

Issued and outstanding RSUs held by directors and officers of the Company (as of the date of this 20-F)

	RSU	RSU		% of total
Name and	Grant	Expiry	Outstanding	Outstanding
Position	Date	Date	RSUs	RSUs
Bruce G. Wilcox	21-Feb-24	21-Feb-27	80,000	8.7%
Interim CEO

Eugene Woychyshyn	21-Feb-24	21-Feb-27	120,000	13.1%
VP Finance & CFO
			200,000	21.8%

Issued and outstanding DSUs held by directors of the Company (as of the date of this 20-F)

Charles Selby has 37,354 DSUs at the date of this 20-F.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

20-F for the year ended December 31, 2023

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders.

The following table sets forth information concerning the beneficial ownership of our common shares as of the date of this 20-F by persons who beneficially own 5% or more of the outstanding common shares of NXT, each person who is a director of NXT, each executive officer named in this Form 20-F, each individual referenced in Item 6.E above and all directors and executive officers as a group. For the purposes of this Form 20-F, a person is considered to be a “beneficial owner” of common shares in the Company if that person has, or shares with another person, the power to direct the vote or disposition of the common shares or to receive the economic benefit of ownership of the common shares.

A person is also deemed to be a beneficial owner of a common share if that person has the right to acquire the share within 60 days by option or other agreement (whether or not, in the case of a stock option, the current market price of the underlying common share is below the stock option exercise price).  Therefore, the table below also reflects, for each such beneficial owner, the number of options exercisable into common shares, RSUs and DSUs to vest, within 60 days of the date of this 20-F that are owned by each beneficial owner, but, in determining the percentage ownership and general voting power of such person, does not assume the exercise of options or the conversion of securities owned by any other person.

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  The percentage of beneficial ownership is based on 78,157,389 common shares issued and outstanding as of the date of this 20-F.  This total of 78,157,389 excludes all outstanding options that are exercisable within 60 days of 20-F, and any outstanding convertible debentures, but which both are adjusted for each person’s % purposes as noted in footnote 4 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at the date of this 20-F	Percent of Common Shares [5]

Directors and Officers:
Theodore Patsellis[1]	75,117	* [3]
Charles Selby [1]	749,583	* [3]
Gerry Sheehan[1]	325,894	* [3]
John Tilson[1]	7,254,437	9.24%
Thomas Valentine[1]	298,853	* [3]
Bruce G. Wilcox [1,2]	794,641	1.01%
Eugene Woychyshyn[2]	805,017	1.03%
Total D & O Common Shares	10,303,542	13.13%
Major Shareholders (> 5%):
Alberta Green Ventures Limited Partnership	6,764,945	8.66%
Ataraxia	9,790,209	11.13%
Chee Pheng Cheng	12,513,222	16.01%
Mork Capital[4]	22,526,321	26.27%

20-F for the year ended December 31, 2023

1 Director of NXT

2 Officer of NXT

3 Beneficially owns less than one percent of the total outstanding common shares.

4 Mr. Mork controls MCAPM, LP. Mr. Mork owns 2,886,233 common shares. MCAPM, LP owns 12,035,000 common shares.

5 For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options and convertible debenture that they hold which are, or will become exercisable within 60 days of the date of this 20-F have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own person’s calculations as follows:

	common	vested &	convertible
	shares	exercisable	debentures, if	Pro forma
	held	options	converted	total
Ataraxia	-	-	9,790,209	9,790,209
Mork Capital	14,921,233	-	7,605,088	22,526,321
Patsellis	-	36,400	38,717	75,117
Selby	408,161	275,050	66,372	749,583
Sheehan	77,000	-	248,894	325,894
Tilson	6,887,490	272,920	94,027	7,254,437
Valentine	-	110,800	188,053	298,853
Wilcox	565,000	52,650	176,991	794,641
	22,858,884	747,820	18,208,351	41,815,055

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.	Mork Capital acquired US$1,000,000 of convertible debentures on November 8, 2023 and US$375,000 on January 12, 2024 which together may be converted to 6,605,088 common shares.
2.	On January 12, 2024 John Tilson acquired $17,000 of convertible debentures which may be converted to 94,027 common shares.
3.

On March 5, 2024, Ms. Cheng acquired beneficial ownership of 2,000,000 common shares pursuant to the settlement of the Estate of George Liszicasz, the former CEO of NXT, which estate Ms. Cheng is a beneficiary

4.	On August 4, 2024 Ms. Cheng acquired beneficial ownership of 11,072,001 common shares pursuant to the settlement of the Estate of George Liszicasz.
5.	During 2023 and 2024 Mr. Cheng has sold common shares on the public markets.
6.	Ataraxia acquired US$1,200,000 of convertible debentures on May 31, 2023 and US$200,000 on July 10, 2023 which together may be converted to 9,790,209 preferred or common shares.
7.	Mork Capital acquired 8,750,000 common shares through the Private Placement between December 23, 2022 and January 11, 2023.
8.	John Tilson acquired 351,282 common shares through the Private Placement on December 23, 2022.
9.

Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that includes the transfer of 800,000 NXT common shares to his former spouse by March 31, 2020 and 1,458,333 NXT common shares on January 19, 2023.

10.	Since May 22, 2020 Mr. Tilson has gifted 635,500 NXT common shares.
11.	Since August 17, 2021 Mr. Tilson acquired common shares in acquisitions on the public markets.

20-F for the year ended December 31, 2023

NXT is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s second fiscal quarter, the 50% of the Company’s executive officers are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada and the Company is administered principally in Canada. Two of the six directors of the Company are Canadian citizens as of the date of this 20-F. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

B. Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2023 through the date of this 20-F:

•

Details of stock options which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in these periods;

•

One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2023, NXT incurred legal costs of $129,600 with this firm, for which a total of $36,938 is included in accounts payable as at December 31, 2023. Norton Rose Fulbright continues to provide legal services to NXT. In 2024, as of the date of this 20-F, total fees incurred are approximately $20,352 for which $32,481 is still outstanding;

•

Another member of NXT’s Board of Directors is a board member of Pana Holdings Mauritius, the parent company of Ataraxia Capital, which holds the Ataraxia Debentures. Accounts payable and accrued liabilities includes a total of $19,699 (US$14,890) to Ataraxia Capital and total interest expense was $107,792 (US$79,356). Ataraxia continues to hold the Ataraxia Debentures. In 2024, as of the date of this 20-F, total interest expense incurred is approximately $60,414 (US$42,411) for which $40239 (US$29,727) is payable; and

•

All members of the Board of Directors acquired November Debentures on January 12, 2024 for a total of $196,686 (US$147,000). As of the date of this 20-F total interest expense incur for the Directors’ November Debentures was $5,679 (US$4,097) of which $705 (US$520) was payable.

C. Interests of experts and counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 8 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein. The audit report of MNP LLP (“MNP”) is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

No significant events or changes have occurred subsequent to the date of the December 31, 2023 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

20-F for the year ended December 31, 2023

Dividend Policy

The Company does not pay dividends.

B. Significant Changes.

As of the date of this 20-F, three subsequent events have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2023:

•

On April 1, 2024 NXT agreed to surrender an 3,200 square feet of its office building lease to the landlord and as consideration agreed to extend the current lease term for an additional five years, to September 30, 2030.

•

On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027. The Aircraft Lease will be converted to a capital lease and the Company will own the aircraft at the end of the lease. Terms of the extension include a principle of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on any of the following date, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026. The purchase price would be the amortized value of the lease liability, plus a four month interest penalty.

•	On February 21, 2024 the Company granted 1,035,000 RSUs to employees and officers which will vest over a three year period. 120,000 of the RSUs have been forfeited since February 21, 2024.

•

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036). Including the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of the November Debentures, which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares. Insiders which included Mork Capital and all of the directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

Mork Capital purchased an additional US$375,000 (approximately CDN$501,750) of November Debentures in the final tranche. Subject to shareholder approval at the next AGM, Mork Capital will have the right to own, after conversion of all of their November Debentures at a fixed price of US$0.1808, 22,526,321 common shares, representing approximately 26.3% of the issued and outstanding common shares, as of the date of this 20-F.

NXT’s interim unaudited consolidated financial statements for the 3-month period ended March 31, 2024 are planned to be released on or before May 15, 2024.

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

20-F for the year ended December 31, 2023

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital.

Not applicable.

B. Memorandum and articles of association.

NXT was incorporated in the State of Nevada in 1994. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Preferred Shares on December 28, 2006, and provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008, pursuant to Articles of Amendment, the name of the Company was changed from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc. At the Annual Meeting of Shareholders on August 2, 2023 shareholders approved the cancellation of the outstanding Series 1 preferred shares and approve the creation of the Series 2 Preferred Shares to facilitate the conversion of the convertible debentures to be issued under the Ataraxia Subscription Agreement (as defined herein).

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

20-F for the year ended December 31, 2023

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

Rights Attached to Preferred Shares

At the Annual Meeting of Shareholders on August 2, 2023 shareholders approved the cancellation of the outstanding Series 1 preferred shares and approve the creation of the Series 2 Preferred Shares to facilitate the conversion of the convertible debentures to be issued under the Ataraxia Subscription Agreement (as defined herein).

Holders of Series 2 Preferred Shares are entitled to receive notice of and to attend and vote at all meetings of NXT (except meetings of holders of another class of shares) and shall be entitled to one vote per Series 2 Preferred Share at any such meeting. Dividends on the Series 2 Preferred Shares may be declared by the Board at the rate of 10% per annum on the sum of the Redemption Price thereof (as defined below). If declared, such dividends shall accrue and compound, and shall be cumulative from the respective date of issuance of the Series 2 Preferred Shares. Upon the liquidation of NXT, the holders of such Series 2 Preferred Shares shall be entitled to receive an amount equal to the redemption price of $0.143 per Series 2 Preferred Share (the “Redemption Price”) before the distribution of any part of the property and assets of NXT to the holders of its common shares. Following the payment of such Redemption Price, the Series 2 Preferred Shares shall be entitled to participate with the holders of common shares then outstanding on a pro rata basis as a single class of shareholders with respect to the distribution of the remaining property and assets of NXT. On written notice, the Series 2 Preferred Shares shall be convertible into common shares of NXT, on a basis of one Preferred Share to one common share. Common shares shall not be convertible into Series 2 Preferred Shares. The Series 2 Preferred Shares shall not be transferred without the prior consent of the Board.

The complete description of the rights, privileges, restrictions and conditions of the Preferred Shares is included in our Articles of Continuance, a copy of which is available through the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

20-F for the year ended December 31, 2023

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

(c)	the transferee of those shares;

•	produces properly endorsed share certificates; or
•	otherwise establishes ownership of the shares; and
•	demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting; and
•	in which case the transferee is entitled to vote the shares.

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

20-F for the year ended December 31, 2023

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

On May 24, 2023, the Company and Ataraxia entered into the Ataraxia Subscription Agreement.

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s board of director meetings as an observer (except any portion of a board of director meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case Ataraxia will the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds (i) any principal amount of the Ataraxia Debentures or (ii) common shares or Preferred Shares (as applicable), representing at least 5% of the outstanding common shares of the Company (on an as-converted basis, if Ataraxia holds Preferred Shares).

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Common Shares, other than withholding tax.

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

20-F for the year ended December 31, 2023

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

20-F for the year ended December 31, 2023

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

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

20-F for the year ended December 31, 2023

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

20-F for the year ended December 31, 2023

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

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-US Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

20-F for the year ended December 31, 2023

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We intend, although we are not obligated to do so, to furnish when requested by our shareholders quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders. For additional information on the Company, please consult our website at www.nxtenergy.com, or the SEDAR+ website at http://www.sedarplus.com.

Our reports and other information, including this annual report and the exhibits hereto, as filed with the SEC in accordance with the Exchange Act, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, Washington, D.C. 20549. In addition, copies of such reports and other information filed with the SEC can be obtained from www.sec.gov.

J. ANNUAL REPORT TO SECURITY HOLDERS.

Not applicable.

20-F for the year ended December 31, 2023

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2023 and to date in 2024, we do not have any variable interest bearing debt facilities. We have fixed interest bearing debt facilities with the HASCAP Loan, Ataraxia Debentures, and November Debentures (See Item 5B.). As at December 31, 2023 and to date in 2024 we do not have any forward / futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2023, the Company held net U.S. dollar liabilities totaling US$1,179,649. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2023 would have had an approximately $156,063 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

We periodically invest available cash in short-term investments that generate interest income that will be affected by any change in interest rates. At December 31, 2023 there were no short-term investments held by the Company. The Company’s long-term debt interest is fixed at 4% until 2031 and both the November Debentures and the Ataraxia Debentures carry an interest rate of 10% until their maturity date which, in the case of each such convertible debenture, is two years after issuance. Any refinancing of the convertible debentures, or new debt financing could result in a significantly different interest rate. We currently do not have any variable interest rate debt.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F for the year ended December 31, 2023

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure. As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2023, its DCPs are not effective.

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

As of December 31, 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2023. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2023 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

20-F for the year ended December 31, 2023

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

The Responsible Officers concluded that, as at December 31, 2023, its ICFR is not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the CFO engages subject matter consultants as the need arises.

Changes in Internal Controls

There were no changes to the Company’s ICFR in 2023.

It should be noted that a control system, including the Company's DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2023.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Selby (Chair), Tilson, and Patsellis. All members of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions. They are considered financial experts, and all are “independent” directors, as that term is defined under the listing standards of NASDAQ.

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

During 2023, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

20-F for the year ended December 31, 2023

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2023, 2022 and 2021.

	2023	2022	2021
Audit fees1.	$261,803	$407,670	$234,330
Audit-related fees	-	-	-
Tax fees2.	-	12,273	1,338
Total fees	261,803	419,943	235,668

1.  Aggregate of fees for audit of annual financial statements, review of quarterly financial statements and consent letters.

2.  Fees for reviewing annual tax returns and foreign jurisdiction tax compliance.

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

20-F for the year ended December 31, 2023

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

The Company has provided KPMG with a copy of the foregoing disclosure and has requested and received from KPMG a letter addressed to the SEC stating whether they agree with the above statements. A copy of KPMG’s letter, dated May 10, 2023, is filed herewith as Exhibit 15.1.

MNP LLP was appointed auditor of the Company as of the fiscal year ended December 31, 2023 at the annual meeting of shareholders on August 2, 2023.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not applicable.

ITEM 16K – CYBERSECURITY

The Company recognizes the importance of cybersecurity in protecting our intellectual property, operations, and data. The Company’s cybersecurity risk management processes are integral to our risk management framework. We conduct regular cybersecurity risk analysis to identify potential threats and vulnerabilities within our IT infrastructure, applications, and operational procedures. We have implemented and maintain various information security processes and software designed to identify, assess and manage material cybersecurity threats to our computer networks, third party hosted services, communications systems, hardware/software, customer/internal data, intellectual property and confidential information.

Our IT department helps identify, assess and manage our cybersecurity threats and risks by monitoring and evaluating our threat environment using various methods including, for example, manual tools, automated tools, analyzing reports of threats from credible third parties such as Microsoft and the Canadian Centre for Cyber Security, conducting scans of the network footprint and authentication methods. We implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data such as disaster recovery/business continuity plans, network security controls, data segregation, access controls, physical security, systems monitoring and employee training.

We integrate cybersecurity risk considerations into our planning processes, ensuring that potential impacts on our business operations, reputation, and financial condition are adequately assessed and mitigated. Our contracts with third-party providers include specific security requirements and obligations to protect our data and systems. We acquire appropriate liability coverage to cover potential losses from a cybersecurity breach. We have not identified risks from known cybersecurity threats, including as a result of a prior cybersecurity incident, that have materially affected, or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Our cybersecurity risk assessment and management processes are implemented and maintained by our CFO and our IT Manager wo conduct regular briefing with our staff for education and compliance. The Company’ board of directors plays a crucial role in overseeing our company’s cybersecurity posture including receiving updates on cybersecurity matters from our IT Manager.

20-F for the year ended December 31, 2023

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles and included in Item 18 to this annual report.

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes for the years ended December 31, 2023, 2022 and 2021, together with the report of MNP LLP, Chartered Professional Accountants, have been prepared in accordance with U.S. generally accepted accounting principles and are attached as exhibit 15.1 hereto and are incorporated into the report.

20-F for the year ended December 31, 2023

ITEM 19. EXHIBITS [note: remember that this need to be hyperlinked to previously posted docs.]

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

5.1	Ataraxia Convertible Debenture Subscription Agreement

5.2	Ataraxia Investor Rights Agreement

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

20-F for the year ended December 31, 2023

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer and President

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer and President

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of MNP LLP for the years ended December 31, 2023, 2022 and 2021 and Changes in Registrants Certifying Accountant.

15.2	Consent of MNP LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2023

15.4	Management’s Discussion and Analysis for the year ended December 31, 2022

20-F for the year ended December 31, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	"/s/ Bruce G. Wilcox"
Bruce G. Wilcox
Director and Interim Chief Executive Officer

Dated: April 26, 2024

20-F for the year ended December 31, 2023

