Form 20-F/A
period 2023-12-31
NXT Energy Solutions Inc.
filed 2025-03-04
CIK 1009922

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes ☐    No ☒

Auditor Name: MNP LLP	Firm ID# 1930	Auditor Location: Calgary Alberta, Canada
Auditor Name KPMG LLP	Firm ID# 85	Auditor Location: Calgary Alberta, Canada

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A (the “Amendment”) is being filed by NXT Energy Solutions Inc. (the “Company,” “NXT”, “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, originally filed with the U.S. Securities Exchange Commission (the “SEC”) on April 26, 2024 (the “Original Filing”). The Amendment sets forth the information in the Original Filing in its entirety, as adjusted for the changes described below.  As previously disclosed, on April 25, 2023, KPMG LLP informed NXT that it declined to stand for reappointment as NXT’s independent auditor for the audit of the fiscal year ended December 31, 2023.

The Company is filing this Amendment to:

(i)

Address an omission in the Original Filing: The Company did not include an audit report for KPMG LLP for the financial statements for the fiscal years December 31, 2022 and 2021, which audit report is now being included in the Amendment in Exhibit 15.1; and

(ii)	Include a consent from KPMG LLP as Exhibit 15.5.

Except as described above, no other changes have been made to the Original Filing. Otherwise, this Amendment speaks as of the date of the Original Filing, and does not modify, amend or update any other item or disclosures in the Original Filing. As such, this Amendment does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. The Company’s Chief Executive Officer and Chief Financial Officer are providing currently dated revised certifications as Exhibits 12.1, 12.2, 13.1 and 13.2 in connection with this Amendment.

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

The financial statements and notes thereto as required under Item 8 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein. The audit reports of MNP LLP (“MNP”) and KPMG LLP are included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

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

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We intend, although we are not obligated to do so, to furnish when requested by our shareholders quarterly reports by mail with the assistance of a corporate services provider, which will include unaudited interim financial information prepared in conformity with U.S. GAAP for each of the three quarters of each fiscal year following the end of each such quarter. We may discontinue providing quarterly reports at any time without prior notice to our shareholders. For additional information on the Company, please consult our website at www.nxtenergy.com, or the SEDAR+ website at http://www.sedarplus.ca.

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

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes for the years ended December 31, 2023, 2022 and 2021, together with the reports of MNP LLP, Chartered Professional Accountants and KPMG LLP (Exhibit 15.1), have been prepared in accordance with U.S. generally accepted accounting principles and are attached as exhibit 15.1 hereto and are incorporated into the annual report.

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

5.1	Ataraxia Convertible Debenture Subscription Agreement

5.2	Ataraxia Investor Rights Agreement

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

20-F for the year ended December 31, 2023

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of MNP LLP for the year ended December 31, 2023 and Audit report of KPMG LLP for the years ended December 31, 2022 and 2021.

15.2	Consent of MNP LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2023

15.4	Management’s Discussion and Analysis for the year ended December 31, 2022

15.5	Consent of KPMG LLP

20-F for the year ended December 31, 2023

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	“/s/ Bruce G. Wilcox”
Bruce G. Wilcox
Director and Chief Executive Officer

Dated: March 3, 2025

20-F for the year ended December 31, 2023

