Form 20-F
period 2024-12-31
NXT Energy Solutions Inc.
filed 2025-04-30
CIK 1009922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☒ Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024.
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

78,495,184 common shares outstanding as of December 31, 2024 (79,482,768 common shares outstanding as of April 29, 2025).

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

20-F for the year ended December 31, 2024

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

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 20-F contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  This information also relates to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “can”, “continue”, “could”, “would”, “should”, “estimate”, “expect”, “intend”, “seek”, “may”, “plan”, “remain”, “shall”, “will”, “target”, “foresee” and similar terms and phrases, including references to assumptions.  These forward-looking statements involve risks and uncertainties, including current trend information, projections for deliveries and other trend projections, that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Annual Report on Form 20-F.

•	Execution of the African SFD® Survey (as defined herein);
•	Execution of the Southeast Asia SFD® Survey (as defined herein);
•	Execution of the AL-Haj Enterprises Private Limited SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	the Company’s expectation that the Geothermal Right (as defined herein) will amortize on a straight-line basis over its estimated useful life of 20 years;
•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	receipt of funding under the NRC IRAP (as defined herein);
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•	the Company’s ability to achieve the remaining milestone with respect to the consideration (as defined herein) owing to the estate of Mr. George Liszicasz, the future payment of such Consideration to the estate of Mr. George Liszicasz, and the satisfaction of the conditions thereto (including with respect to cash balances, receipt of funds, and the execution and completion of contracts);
•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•	the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;
•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to pay amounts owing under the Ataraxia Debentures the November Debentures, and the 2024 Debentures (each as defined herein) (together, the “Debentures”);
•	expectations regarding the future conversion of the Debentures into common shares or preferred shares of the Company, as applicable;

20-F for the year ended December 31, 2024

•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over a nine-year period;
•	the timing and value of payments owing under the Company’s office lease;
•	the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the audited consolidated financial statements have been issued;
•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates;
•	general business, economic, and market conditions (including global commodity prices and inflation); and
•	approval of the next phase of the NRC IRAP project, as defined herein.

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	trade and tariffs risks;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our audited consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

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

20-F for the year ended December 31, 2024

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

Our ability to continue operating.

NXT is still in the process of realizing widespread commercialization of its SFD® technology. The Company’s ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services.  Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company’s operating results and financial position.

20-F for the year ended December 31, 2024

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the consolidated financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the consolidated financial statements have been issued.

During 2024 the Company completed an SFD® survey and has received deposits payments on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of the financial statements, the Company has finished the acquisition phase of one of the 2025 SFD® Surveys and received milestone payments which has generated cash from operations for the Company.  In addition, in 2023 and 2024, the Company completed private placements which resulted in raising an additional net proceeds of $9,757,366.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

20-F for the year ended December 31, 2024

Availability of Aircraft.

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

NXT relies on specialized data acquisition equipment, including a limited number of SFD® sensor devices, to conduct our aerial SFD® survey operations.  We would be at risk if these survey sensors were to become damaged, destroyed, worn out, stolen or in any way became unavailable for use in operations prior to us creating and testing additional sensors.  Should the sensors become unavailable for any reason, our ability to conduct surveys could be delayed for several months as we built new sensors.  During this period, we may become unable to satisfy contractual obligations, which may jeopardize future revenue opportunities and may potentially result in a client making claims against the Company for breach of contract.  In addition, an inability to satisfy contractual obligations may have an adverse effect on our developing reputation within the oil and gas community.  NXT mitigates this risk by researching new designs, constructing additional SFD® sensor devices and obtaining replacement cost insurance on each SFD® sensor.

Our financial position is affected by foreign currency fluctuations.

The Company is exposed to foreign exchange risk in relation to its potential holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts.   The Company does not enter into hedging contracts to mitigate exposure to fluctuations in foreign exchange, but uses strategies to reduce the volatility of US$ assets and liabilities, including converting excess US$ to Canadian dollars.  As at December 31, 2024, the Company held net United States dollar liabilities totaling approximately US$7,130,144.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2024 would have had an approximately $1,025,671 effect on the unrealized foreign exchange gain or loss for the year.

Changes in currency exchange rates could have an adverse effect on the Company’s business, financial condition and results of operations.

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates.  The Company’s long-term debt interest is fixed at 4% until 2031 and the November Debentures, 2024 Debentures, and the Ataraxia Debentures, each defined herein, carry a fixed interest rate of 10% until their maturity date which, in the case of each such convertible debenture, is two years after issuance.  Any refinancing of the convertible debentures, or new debt financing could result in a significantly different interest rate.

20-F for the year ended December 31, 2024

Volatility in oil and natural gas commodity prices may affect demand for our services.

NXT’s customer base is in the oil and natural gas exploration industry, which is exposed to risks of volatility in oil and natural gas commodity prices. As such, demand for our services and prospective revenues may become adversely impacted by fluctuations in oil and natural gas prices. The impact of price changes on our ability to enter into SFD® survey contracts cannot be readily determined at this time.  However, in general, if commodity prices decline significantly, our opportunity to obtain and execute SFD® survey contracts may also likely decline, at least in the short term. Therefore, NXT focuses on national oil companies as they have a long-term strategic view and are not as affected by short-term oil fluctuations.

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

We may periodically enter into related party transactions. One of the members of NXT’s Board, Thomas Valentine, is a partner at the law firm Norton Rose Fulbright Canada LLP, which provides legal services to NXT.  Another Director, Theodore Patsellis, is also a board member of PANA Holdings, the parent company of Ataraxia, which holds US$2,300,000 of convertible debentures.  A third Director, Peter Mork, is an employee of Mork Capital, the general partner of MCAPM LP, which together with Mork Capital holds US$3,375,000 of convertible debentures.

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

20-F for the year ended December 31, 2024

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

The preparation of financial statements requires our management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, including the disclosure of contingent assets and liabilities as well as revenues and expenses recorded in our financial statements.  Estimates made relate primarily to the measurement of accrued liabilities, stock-based compensation expense, valuation of future income tax assets, estimates for asset retirement obligations, and the useful lives of capital assets and IP.

The estimates and assumptions are reviewed periodically and are based upon the best information available to management; however, we cannot provide assurance that future events will not prove that these estimates and assumptions are inaccurate.  Any revisions to our estimates and assumptions may have a material impact on our future reported net income or loss and assets and liabilities.

In 2024 and 2023, the estimates and judgments included the assessment of impairment indicators of intellectual property.

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

Other accounting estimates and judgments that may have a material impact on the financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, and the assumptions used to measure stock-based compensation expense.

20-F for the year ended December 31, 2024

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

The Company has historically had a limited public market for our common shares on the TSX and the United States OTC Markets Group’s Venture Stage Marketplace (the “OTC”) and there is a risk that a broader or more active public trading market for our common shares will not develop or be sustained, or that current trading levels will not be sustained.

The market price for the common shares on the exchanges where our common shares are listed has been, and we anticipate will continue to be, very volatile and subject to significant price and volume fluctuations in response to a variety of external and internal factors.  This is especially true with respect to emerging companies such as ours.  Examples of external factors, which can generally be described as factors that are unrelated to the operating performance or financial condition of any particular company, include changes in interest rates and worldwide economic and market conditions, as well as changes in industry conditions, such as changes in oil and natural gas prices, oil and natural gas inventory levels, regulatory and environment rules, and announcements of technology innovations or new products by other companies.  Examples of internal factors, which can generally be described as factors that are directly related to our consolidated financial condition or results of operations, would include release of reports by securities analysts and announcements we may make from time to time relative to our operating performance, clients’ exploration results, financing, advances in technology or other business developments.

Because we have a limited history of profitability to date, the market price for the common shares is more volatile than that of a seasoned issuer.  Changes in the market price of the common shares, for example, may have no connection with our operating results or the quality of services provided to clients.  No predictions or projections can be made as to what the prevailing market price for the common shares will be at any time, or as to what effect, if any, that the sale of common shares or the availability of common shares for sale at any time will have on the prevailing market price.  Given the relatively low historic trading volumes, small trades of common shares can adversely and potentially dramatically affect the market prices for those shares. Accordingly, investors in our common shares should anticipate both a volatile stock price and poor liquidity unless these conditions change.

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

Development, Commercialization, and Protection of the Geothermal Rights

With the acquisition of the Geothermal Rights, the Company will continue to refine and develop the SFD® survey system to commercialize the Geothermal Rights. This development requires substantial time and resources, and continued government assistance is not guaranteed.  Furthermore, even if resources are available, there can be no assurance that the Company will be commercially or technically successful in enhancing the technology. If we are unable to develop and commercialize the geothermal applications of SFD® technologies, or adapt to evolving industry standards and demands, these could have an adverse effect on our business, financial condition, and results of operations.

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

Independent third parties provide all the services required to maintain and operate the aircraft and they mitigate the primary risks of flight operations.  These services are provided by an organization accredited by Transport Canada to operate aircraft in accordance with Transport Canada’s approved and audited operating procedures.  The aircraft operator employs the required pilots, aircraft maintenance engineers, support personnel and ensures that they operate within their Transport Canada operating certificate.  Our employees do not perform any airworthiness or flight safety operations.

We require the flight contractor to maintain appropriate insurance coverage for the risks associated with aircraft operations and we obtain insurance coverage to provide us with additional risk protection.  In addition, we maintain general business insurance coverage and believe that this insurance and the policy limits are appropriate for the operational risks that we incur.

Despite our policy to not operate the aircraft directly and our insurance coverage, we cannot avoid or alternatively be insured for all risks of flight operations.  In the event of an incident or accident, we may be sued by injured parties in excess of our policy limits or for damages that are not covered by our insurance policy.  The magnitude of a lawsuit of this nature is not determinable.  Furthermore, to the extent that our SFD® equipment is damaged, we may be unable to conduct SFD® surveys for several months following an accident.

We conduct operations in foreign countries, which exposes us to several risks that may have a material adverse effect on the Company.

Criminal Activity and Social Instability – We operate in foreign countries that can experience significant social upheaval and criminal activity.  Systemic criminal activity in a country or isolated criminal acts may disrupt operations, impact our ability to earn revenue, dramatically add to our cost of operations or potentially prevent us from earning any survey revenue in a country.

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

20-F for the year ended December 31, 2024

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

For example, in South American countries in which we have operated, such as Colombia and Bolivia, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force.  We have successfully operated in South America, Africa, Türkiye, and other global regions in accordance with these typical requirements.

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

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk.  On December 31, 2024, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages accounts receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

20-F for the year ended December 31, 2024

Tax Matters

The Company and its subsidiaries are subject to income, value added and other taxes in Canada, the United States and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company’s results from operations, returns to shareholders, and cash flow. Our effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry or judicial or administrative proceedings or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition and cash flows of the Company.

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

Tariff and Trade Risk

Ongoing geopolitical tensions may lead to trade restrictions or tariffs that may impact NXT’s business.  In February 2025, American President Donald Trump, imposed and then delayed his imposition of tariffs on Canadian products imported to the US, including oil and gas imports and operating and aircraft supplies. Tariffs may disrupt trade, increase energy costs, and strain United States and Canadian relations.  Depending on responses from Canada and the rest of the international community, trade tensions may exacerbate and could potentially escalate into a broader trade war, further impacting the economy and destabilizing markets – including the oil and natural gas market. Trade restrictions and tariffs may also increase volatility in, or have an adverse impact on, exchange rates and interest rates. Such occurrences may materially affect NXT’s business, cashflows and financial position.

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

20-F for the year ended December 31, 2024

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

Proposed legislation in the United States Congress, including changes in U.S. tax law, may adversely impact the Company and the value of the common shares.

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

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

Our business does not normally rely on significant capital expenditures other than required regulatory additions to the aircraft. For 2025 we do not anticipate further significant upgrades for the aircraft. For the last three fiscal years, the Company made capital expenditures for property and equipment of $27,029 (2024), $32,322 (2023), and $nil (2022).

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

20-F for the year ended December 31, 2024

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

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e., where SFD® provides the maximum benefits).  Our specific tactics include:

1.	focusing the majority of sales resources on high profile primary markets with national oil companies that offer maximum opportunities for success;

2.	building upon success in this initial market, and step out to other markets in Latin America, the Middle East, Africa and South Asia;

3.

pursuing expressions of interest from qualified potential client “bluebirds” from all other locations in the world.  The bluebird model is defined as an opportunity that arises, not from deliberate targeted sales initiatives, but in response to unsolicited client enquiries;

4.

continuing to conduct pilot surveys to expand our knowledge base and provide documentation to support the use of SFD® in new applications.  Each new application opens more market opportunities and provides valuable case studies to support our sales initiatives; and

5.

responding to opportunities to present at technical conferences, publish papers in periodicals and generally maximize our opportunities to educate the industry on SFD® capabilities and document case study successes.

20-F for the year ended December 31, 2024

As we continue to progress and grow our project pipeline on a fee-for-survey-projects basis, we remain optimistic given our progress during 2024.

Description of the principal markets in which the Company competes

We have an opportunity to provide our services in any region of the world where oil and gas exploration activities are conducted. However, we choose to be strategic and focus our limited marketing and sales resources in a limited number of markets.

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

In 2023 and 2024, NXT’s revenue was from SFD® survey to oil and gas exploration companies in Türkiye.  There were no Revenues in 2022.  Revenues for 2023 and 2024 were generated solely from the Hydrocarbon Right.  There were no revenues from the Geothermal Right in any of the periods.

A summary of SFD® related revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	For the years ended December 31,
	2024	2023	2022
International	$644,294	$2,145,716	$-
Canada	-	-	-
	644,294	2,145,716	-

International Markets

SFD® Survey in Africa

On September 24, 2024 the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”).  NXT completed SFD® data acquisition over 14 flight days in January of 2025.  NXT’s interpretation of the survey results, and recommendations with respect to such survey, are expected to be delivered during the second quarter of 2025.

SFD® Survey in Pakistan

On November 4, 2024 the Company announced that it entered into a contract to provide an SFD® survey for AL-Haj Enterprises Private Limited (the “AL-Haj Enterprises Private Limited SFD® Survey”). Data acquisition operations, as well as NXT’s interpretation of the survey results and recommendations with respect to such survey are expected to commence and finish in the fourth quarter of 2025.

SFD® Survey in Southeast Asia

On May 22, 2024 the Company announced that it entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in Southeast Asia (the “Southeast Asia SFD® Survey”).  Data acquisition operations, interpretation of the survey results and recommendations with respect to such survey are expected to commence and be completed in Q2-25.  NXT received a mobilization fee of approximately US$175,253 in Q3-24 for this SFD® survey.  The SFD® survey was originally expected to be conducted in Q3-24, but was delayed due to aircraft scheduling – which is now resolved. This survey represents the Company’s entry into a new, highly active exploration region.

20-F for the year ended December 31, 2024

SFD® Survey in Türkiye

On September 5, 2023 the Company announced that it had signed a contract to provide an SFD® survey to an independent oil and gas exploration company in Türkiye, which is strategically located at the junction of Eastern Europe, Central Asia and the Middle East (the “Turkish SFD® Survey”).  NXT delivered the final SFD® survey results to its Turkish customer and performed the integration of SFD® data with the customers’ existing geological and geophysical data in March 2024.  All flight operations related to the data acquisition survey phase were completed in January 2024. As part of NXT’s SFD® services, recommendations with rankings are provided to the customer identifying their highest value prospects for exploration.  NXT has been fully paid for this survey and is actively pursuing additional SFD® survey opportunities in the Turkish region.

Geothermal Update

Geothermal SFD® Survey in Alberta, Canada

On August 21, 2024 the Company announced that it entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc. (“AGRRI”).  The AGRRI survey is an important milestone in NXT’s development of the geothermal application of our SFD® technology; our first geothermal survey for a client. The value to NXT is to demonstrate the commerciality of SFD® in the geothermal domain.  The survey has been performed and results are being reviewed.

Acquisition of the Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from NXT’s former Chairman, President and Chief Executive Officer (“CEO”), Mr. George Liszicasz (the “Former CEO”) on April 18, 2021.  One portion of the consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is still outstanding.  A US$200,000 payment will become due in the event that the Company's cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations.  The Board has determined that it is not probable that the milestone will be achieved, and accordingly, it has not been recognized in the financial statements.

Progress continues with respect to the development of the geothermal sensor technology. The Company’s first project related to such technology with AGGRI is testing, identifying, and analyzing the desired elements of the SFD® geothermal sensor response over known geothermal areas, with the ultimate goal of providing a green upstream geophysical service for advancing renewable power initiatives in Canada and abroad.  As of the date of this 20-F, the Company funding for the next phase of the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) research has not been finalized.

Description of seasonality of the Company’s main business

There is no seasonality to our business.  NXT does however, have a very cyclical business, as revenue activity is dependent upon the level of capital investment in exploration drilling in the oil & gas industry and the size and timing of a limited number of SFD® survey contracts each year.

Description of the sources and availability of raw materials

We do not foresee any constraints upon materials or equipment that will impede our ability to execute our business plan or affect our ability to conduct and/or expand our business.  Our main direct project input costs are aircraft operating costs and data interpretation staff.

20-F for the year ended December 31, 2024

In order to conduct our survey operations, we require the following:

•

Survey aircraft – Air Partners Corp. (“Air Partners”), a Calgary-based air-charter operator, provides crew and maintenance services for our survey operations worldwide.  We currently rely on Air Partners to manage and operate the aircraft which we use for our SFD® survey operations.

•

SFD® sensors – All of our current 34 survey sensors were manufactured in-house.  Certain machining is required by third-party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.

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

•

Computer hardware and software (Data Acquisition System, SFD® Signal Conditioning Unit, and data interpretation software) – The Data Acquisition System and software was developed by in-house personnel and is being utilized on SFD® surveys (“Data Acquisition System”).  The hardware we use in our SFD® survey systems (other than the SFD® unit), and the balance of the computer software we use, are all readily available from retail or wholesale sources.

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

Basis for statements made regarding competitive position

NXT’s SFD® airborne survey service is based upon a proprietary technology, which is capable of remotely identifying, from a survey aircraft, subsurface anomalies associated with potential hydrocarbon traps with a resolution that it believes is technically superior to other airborne survey systems. To the Company’s knowledge, there is no other company employing technology comparable to its SFD® survey system for oil and natural gas and geothermal exploration.

Seismic is the standard technology used by the oil and gas industry to image subsurface structures. It is our view that the SFD® survey system is highly complementary to seismic analysis. NXT’s system may reduce the need for seismic in wide‑area reconnaissance but will not replace the role of seismic in verifying structure, closure, and selecting drilling locations. The seismic industry is competitive with many international and regional service providers.

The SFD® system can be used as a focusing tool for seismic. With an SFD® survey, a large tract (that is, a tract over 5,000 square kilometers) of land can be evaluated quickly to identify locations with indications of reservoir potential. Seismic surveys, although effective in identifying these locations, are much more expensive, require significantly more time, and impose a much greater negative impact on local communities and the environment. Deploying an SFD® survey first can provide necessary information to target a seismic program over a limited area of locations selected by SFD®. This approach can result in a more effective seismic program and reduce the overall cost, time, community resistance, and environmental impact required to locate and qualify a prospect.

20-F for the year ended December 31, 2024

The energy industry uses other technologies for wide area oil and natural gas reconnaissance exploration, such as aeromagnetic and gravity surveys. These systems can provide regional geological information, such as basement depth, sedimentary thickness and major faulting, and structural development.

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

SFD® surveys in other countries must often comply with three requirements not encountered in Canada and the United States.  These requirements usually include, but are not limited to:

i)	customs obligations and bonds related to the importation and exportation of the aircraft into the country;

ii)	obtaining permits from the local aviation authority; and

iii)	obtaining permits from the Air Force.

NXT has successfully operated in several different countries in accordance with these requirements.

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

C. Organizational structure.

The following table provides a list of all subsidiaries and other companies controlled by NXT:

Subsidiaries	Date and Manner of Incorporation	Authorized Share Capital	Issued and Outstanding Shares	Nature of the Business	% of each Class of Shares owned by NXT
NXT Energy USA, Inc.	October 20, 1995 by Articles of Incorporation – State of Nevada	20,000,000 common shares	5,000,000 common shares	Inactive	100%

NXT Aero USA, Inc.	August 28, 2000 by Articles of Incorporation – State of Nevada	1,000 common shares 4,000 preferred shares	100 common shares	Inactive	100%

Cascade Petroleum Inc. (Formerly Survey Services International Inc.)[1]	September 6, 2011 by Articles of Incorporation – Province of Alberta	Unlimited number of common shares	100 common shares	Inactive	100%

NXT Energy Services (SFD) Inc.	December 2008 by Federal Articles of Incorporation – Canada	Unlimited number of common shares	100 common shares	Inactive	100%

PetroCaza Exploration Inc.	May 2015 by Articles of Incorporation Province of Alberta	Unlimited number of common and preferred shares	100 common shares	Inactive	100%

1 On January 16th, 2017, the name of Survey Services International Inc. was changed to “Cascade Petroleum Inc.”

20-F for the year ended December 31, 2024

In addition, in March 2015, NXT registered NXT Energy Solutions Inc. (Sucursal Bolivia) as a wholly owned “Branch” entity under the laws of the Plurinational State of Bolivia, to contract and conduct survey operations in Bolivia. Operations have now ceased in Bolivia and we closed the branch in 2021.

D. Property, plant and equipment.

Facilities / Office Premises

NXT leases 7,300 square feet of office premises at 3320 – 17th Avenue SW in Calgary, Alberta, Canada.  The lease expires in September 2030.

Aircraft

In order to perform our survey services, NXT requires to fly the survey area in a jet aircraft.   On March 22, 2024 the Company extended its aircraft lease for three years, until March 28, 2027.  The aircraft lease was converted to a capital lease and the Company will own the aircraft at the end of the lease.  Terms of the extension include a principal of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the following date, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026.

Equipment

Our SFD® technology is comprised of three main components, as detailed in the first three items below, which we collectively refer to as our SFD® survey system. This system is generally stored at our Calgary office facility unless deployed during survey operations when this equipment would travel with the aircraft or be stored in a locked facility at the survey location when not in use. In addition, there is extensive interpretation equipment located in Calgary. The main categories of equipment we use are:

•

Stress Field Detector – The stress field detector, or SFD® system, including a unit which houses the SFD® sensors, is the principal component of our technology.  The SFD® sensors respond to fine-scale perturbations in the gravitational field caused by changes in subsurface density and stress distribution. These responses are transformed through electromechanical transduction into electronic digital signals as the output. The SFD® method has proven highly effective at identifying potential hydrocarbon traps in a wide variety of geological settings onshore and offshore. Airborne SFD® surveys are currently conducted utilizing an array of 34 SFD® sensors, consisting of six primary, eight secondary, sixteen R&D sensors and four spare sensors , allowing multiple independent SFD® signals to be acquired at all points of a designed survey.

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

•

Interpretation Theatre – Once returned to our home base, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high-definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility. A remote SFD® data interpretation theater is available and may be deployed during survey operations and would be set up in a facility at the survey client's city.

20-F for the year ended December 31, 2024

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated. We have accrued approximately $24,761 for asset retirement obligations related to the minor non-operating interest in these oil and gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

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

A. Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31,
	2024	2023	2022
SFD® related revenue	$644,294	$2,145,716	$-
Net loss and comprehensive loss	(9,077,795)	(5,451,112)	(3,123,799)
Net loss per common share - basic	$(0.12)	$(0.07)	$(0.10)
Net loss per common share - diluted	$(0.12)	$(0.07)	$(0.10)
Net increase (decrease) in cash	328,682	138,276	(1,994,418)
Cash and short-term investments	730,395	401,713	263,437
Total assets	14,026,301	15,184,760	15,575,295
Lease liabilities	2,301,542	595,517	1,246,723
Long-term liabilities	712,963	824,074	935,185
Convertible debentures	9,174,957	3,355,989	-

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2024

•

On September 24, 2024 the Company announced that it entered into a contract with its Strategic Alliance Partner, Synergy E&P Technologies Limited (“Synergy”) to provide a repeat SFD® survey in Africa for an oil and gas exploration company.  The Company mobilized for this SFD® survey on December 30, 2024.  In January 2025, NXT completed SFD® data acquisition over 14 flight days for the SFD® survey in Africa.  NXT’s interpretation and recommendations are expected to be delivered during the second quarter of 2025;

20-F for the year ended December 31, 2024

•	NXT announced its upcoming Southeast Asia SFD® Survey is planned to be flown in May 2025;
•	NXT was awarded an SFD® survey in Pakistan, by AL-Haj Enterprises Private Limited, in the Northern Suleiman Fold Belt, to commence in Q4-25;
•	On August 21, 2024 the Company entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc;
•	NXT completed the Turkish SFD® Survey, delivered the final results thereof to its Turkish customers and completed the integration of SFD® data with existing geological and geophysical data;
•	NXT’s SFD® awarded Best Exploration Technology at the 2024 Gulf Energy Information Excellence Awards;
•	NXT was named a finalist for the Energy Transition Award - Upstream category at the 2024 Annual Platts Global Energy Awards;
•	the debentures issued to MCAPM, LP were finalized for a total of US$2.0 million (approximately CDN$2.7 million);
•

the Company received US$900,000 (approximately CDN$1,227,291) for convertible debentures from Ataraxia Capital, an affiliate of Synergy (“Ataraxia”) under the same terms as the subscription agreement signed between Ataraxia and NXT in 2023, except for the conversion price of US$0.24 per common share versus US$0.143 in 2023;

•	NXT and HULOOLQ LTD., an Abu Dhabi based startup focused on “deep tech” disruptive technologies, entered into a sales agency agreement covering the United Arab Emirates;
•

On March 22, 2024 the Company extended its lease on its aircraft for an additional three years as a capital lease.  Under the terms of the lease, the Company will own the aircraft at the end of the term;

•	NXT surrendered approximately 3,207 square feet, or approximately 31% of its current office space to its landlord, and extended its lease on the reduced office space until September 30, 2030;
•	cash and short-term investments at December 31, 2024 was approximately $0.73 million;
•	net working capital was approximately ($6.68) million at December 31, 2024 versus approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $0.64 million 2024 versus $2.15 million for 2023;
•	a net loss of $9.08 million was recorded for 2024, including stock-based compensation expense (“SBCE”), amortization expense and remeasurement loss, all totaling approximately $2.45 million;
•	net loss per common share for 2024 was $0.12 per share (basic) and $0.12 per share (diluted);
•	cash flow used in operating activities was approximately $3.97 million during 2024, compared to $4.83 million used in 2023; and
•	general and administrative expenses (“G&A”) increased by approximately $0.63 million (16%) in 2024 as compared to 2023.

Financial Highlights for 2023

•	the Company commenced the Turkish SFD® Survey for an independent oil and gas exploration company in Türkiye.
•	the first two tranches of the November Debentures were received for a total of US$1.15 million (CDN$1.58 million) of cash;
•	ten-year strategic partnership in Africa with Synergy as described below;
•	The 2023 Ataraxia Debenture contributed $1.90 million of cash as defined and described below;
•	in June, the appointment of Interim Chief Executive Officer (“CEO”), Mr. Bruce G. Wilcox;
•	Private Placement (defined below) contributed $1.62 million of cash;
•

In Q1-23 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million;

20-F for the year ended December 31, 2024

•	cash at December 31, 2023 was approximately $0.40 million;
•	net working capital was approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $2.15 million;
•	a net loss of approximately $5.45 million was recorded for 2023, including Stock Based Compensation Expense (“SBCE”) and amortization expense of approximately $1.97 million;
•	net loss per common share for 2023 was $0.07 per share (basic) and $0.07 per share (diluted);
•	cash flow used in operating activities was approximately $4.83 million in the 2023 financial year; and
•	general and G&A expenses decreased by approximately $0.32 million (8%) in 2023 as compared to 2022.

Financial Highlights for 2022

•	cash at December 31, 2022 was $0.26 million;
•	net working capital was $(1.681) million at December 31, 2022;
•	the Company recorded SFD®-related revenues of $nil;
•	a net loss of $6.73 million was recorded for 2022, including SBCE and amortization expense of $1.98 million;
•	net loss per common share for 2022 was $0.10 basic and $0.10 diluted;
•	cash flow used in operating activities was $2.93 million during 2022;
•	G&A increased by $0.55 million (17%) in 2022 as compared to 2021; and
•	the Rights Offering and Private Placement (both defined herein) contributed $0.43 million of cash.

Consolidated Statements of Net Loss
	2024	2023	2022
SFD® related revenue	$644,294	$2,145,716	$-

SFD® related costs	2,021,768	2,249,126	1,178,183
General and administrative	4,045,778	3,420,143	3,736,431
Amortization expense	1,887,013	1,759,473	1,768,727
	7,954,559	7,428,742	6,683,341
Other expense, net	1,767,530	168,086	49,735
Loss before income taxes	(9,077,795)	(5,451,112)	(6,733,076)
Income tax expense	-	-	-
Net loss for the year	(9,077,795)	(5,451,112)	(6,733,076)

Revenue and expenses for the years ended December 31, 2024, 2023 and 2022

SFD® related revenues –In 2024 and 2023 the Company recorded revenues from Turkish SFD® surveys.  No revenue was recorded in 2022.

SFD® related costs – SFD® related costs include aircraft charter costs (net of charter hire reimbursements), lease expenses and aircraft operation and maintenance costs.

In 2024, 2023 and 2022, the Company incurred aircraft operation costs for aircraft handling and maintenance costs.  In 2024 and 2023 additional costs were incurred for SFD® survey operations.  During 2024, aircraft operations were $647,939 (approximately 74%) higher as pilot training and required maintenance were performed before the mobilization of upcoming SFD® Surveys.  Survey projects were $602,521 lower due to costs incurred to perform the Turkish SFD® Survey in Q4-23.  Aircraft lease costs were approximately 75% lower due to the conversion of the lease from an operation lease to a finance lease.

20-F for the year ended December 31, 2024

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

G&A - G&A is a major component of NXT's total expenses.  The categories included in G&A are as follows:

G&A		For the year ended December 31,
	2024	2023	2022
Salaries, benefits, and consulting charges	$1,791,482	$1,512,150	$1,688,262
Board, professional fees, and public company costs	899,797	753,468	818,087
Premises and administrative overhead	782,218	822,019	818,987
Business development	303,546	91,235	195,811
Total G&A before Stock based compensation	3,777,043	3,178,872	3,521,147
Stock based compensation	268,735	241,271	215,284
Total G&A	4,045,778	3,420,143	3,736,431

G&A increased $282,667 or 36%, in 2024 compared to 2023 for the following reasons:

•	salaries, benefits, and consulting charges increased $38,192 or approximately 11%, due to commissions and retainers for SFD®-related revenue;
•	Board and professional fees and public company costs increased $117,933 or approximately 76%, due to professional fees related to the convertible debentures;
•

premises and administrative overhead costs decreased $12,630 or approximately 6% due to the approximately 31% space reduction as of May 1, 2024.  Please see the section “Contractual Obligations – Leases”.  This was offset by additional SFD® survey software expenditures as the Company prepares for its SFD® surveys;

•

business development costs increased $104,895 or approximately 906% due to increased travel related to finalizing upcoming SFD® survey contracts.  In Q4-23 there was minimal travel as staff time was focused on planning for the Turkish SFD® Survey; and

•

SBCE’s were lower in Q4-24 versus Q4-23 by $34,287 or approximately 54%, because the Company began to recognize expense related to the Company’s Performance Options.  Please see the next section “Discussion of Operations – Stock-based Compensation” for further information on the SBCE.

G&A expenses decreased $316,288, or 8%, in 2023 compared to 2022 for the following reasons:

•

salaries, benefits, and consulting charges decreased $176,112 or 10%, as the Company had one less headcount for the first half of 2023 and the new CEO’s compensation was less than the CEO compensation paid in 2022. In addition, a portion of some salaries was allocated to direct labour expense to support the Turkish SFD® Survey;

•

board and professional fees and public company costs decreased $64,619, or 8%. More director fees were reimbursed in options in 2023 versus 2022 and audit fees were lower due to the Company changing its auditor. This was offset by increased professional fees due to the 2023 Ataraxia Debentures and November Debenture financing;

•

premises and administrative overhead costs increased $3,032, or 0%, due to spending for SFD® survey planning and related software upgrades. This was partially offset as the Company surrendered office space at the end of Q1-22 which lowered rent costs;

•

business development costs decreased $104,576 or 53% due to less travel expenses during 2023 versus 2022. The Company engaged in more travel to the middle east and Asia to pursue opportunities during 2022, while in 2023 the Company focused on the Turkish SFD® Survey and attended more virtual meetings; and

•

SBCE’s were higher in 2023 as opposed to 2022 by $25,987 or 12%. Stock Option expense was higher as options were granted in lieu of cash payments to certain directors. While the Company has engaged a marketing consultant, such consultant is intended to be paid in shares and not cash. This was offset by the Company’s restricted stock unit (“RSU”) expense being lower in 2023, as the Company’s share price at the vesting date of September 20, 2023 was lower than the share price at the 2022 vesting date. Please see the next section Stock-based Compensation Expenses for further information on the SBCE.

20-F for the year ended December 31, 2024

Stock-based compensation

SBCE varies in any given year as it is a function of several factors including the number of units of each type of stock-based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units, which is normally three years) of the resultant expense.  Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT's trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices.  Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.  On January 6, 2023 the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”).  The 2023 Options will vest upon the occurrence of several milestones relating to the cash received for SFD® services performed:  (i) one-third of the 2023 Options will vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options will vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options will vest upon collection of an additional US$7.5 million for SFD® services performed.  In Q2-24 the Company determined that reaching the first vesting milestone of collecting US$6.5 million for the 2023 Options is probable.  In Q4-24 the Company also determined that reaching the second vesting milestone of collecting an additional US$7.0 million was probable.  Therefore, NXT began to recognize the stock option expense related to the 2023 Options first vesting level in Q2-24 and the second vesting level in Q4-24.  On February 24, 2025 the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “2025 Options”). The 2025 Options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10.

The deferred share unit ("DSUs") plan (the "DSU Plan") is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSU Plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.  RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's common stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers and an additional 1,875,000 RSUs on February 24, 2025.  In 2023 and 2022, the Company settled the RSU vesting with shares and cash.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of Common Shares in the capital of the Company, of which the Company will make an equal contribution. Common Shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2024, 2023 and 2022 the Company has elected to issue Common Shares from treasury.

SBCE in 2024 was higher compared to 2023 by $27,463 or approximately 11%. The Company began to recognize expense for the first two milestones of the 2023 Options in 2024. Stock option expense in 2023 was for director fees reimbursed via stock options.  In addition, $15,000 of director fees were reimbursed by DSUs during Q4-24, but there were zero DSUs issued in Q4-23.  The ESP Plan expense increased as employee participation in the plan increased in 2024 versus 2023.  The RSU expense decreased year over year as the 2024 RSU grant versus the 2023 RSU grant accrued a lower cost due to the lower share price and less units in the 2024 grant versus the previous 2020 RSU grant which had its final vesting period in 2023.

SBCE in 2023 was higher compared to 2022 by $25,987 or 12% due to the compensation owed to the marketing consultant and that options were granted in lieu of cash payments to certain directors.  The RSU expense was lower as the Company’s share price at the vesting date of September 20, 2023 was lower versus the share price at September 30, 2022 and the 2022 vesting date and there were no RSUs in Q4-23.  In addition, there was lower ESP Plan participation during 2023 due to two less participants.

On October 1, 2023 the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in common shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  On December 31, 2024, a total of 634,439 common shares were due to the marketing consultant (360,139 common shares at December 31, 2023). On January 29, 2025, 634,439 common shares were issued to the marketing consultant.

20-F for the year ended December 31, 2024

Stock-based compensation expense	For the year ended December 31,
	2024	2023	2022
Stock Option Expense	$118,849	$92,500	$22,551
Deferred Share Units	15,000	-	-
Restricted Stock Units	40,632	62,441	153,343
Employee Share Purchase Plan	41,619	30,508	39,390
Consultant Compensation	52,634	55,822	-
Total SBCE Expenses	268,734	241,271	215,284

Amortization Expense

Property and equipment and Intellectual property is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using annual rates and methods which are also subject to ongoing tests of potential impairment of the recorded net book value.

Amortization Expense	For the year ended December 31,
	2024	2023	2022
Property and equipment	$188,499	$60,959	$70,213
Intellectual property	1,698,514	1,698,514	1,698,514
Total Amortization Expense	1,887,013	1,759,473	1,768,727

Property and equipment and related amortization expense. Property and equipment depreciation was higher in 2024 versus 2023 as the Company converted its aircraft lease to a finance lease, and as a result, began to record the amortization of the aircraft as a depreciating expense over the estimated remaining useful life of the aircraft.  Property and equipment amortization was lower in 2023 compared to 2022 due to additional assets becoming fully amortized during the period and the Company not acquiring significant new assets in the periods.  Amortization also decreases each year as the Company uses the declining balance method of amortization, thereby having the effect of lowering amortization each year on existing assets.

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

As discussed in Item 4.B., the Company acquired the SFD® technology for the Geothermal Right from NXT’s Chairman, President and Chief Executive Officer on April 18, 2021.  The Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a five-year aggregate total of $68,902.

No impairments were recognized in 2024, 2023, or 2022.

Other Expense (Income)	For the year ended December 31,
	2024	2023	2022
Interest expense , net	$750,611	$160,262	$36,220
Foreign exchange loss (gain)	574,106	(8,028)	(15,340)
Intellectual property and other	10,824	15,852	16,933
Loss of fair value remeasurement	296,534	-	-
Loss on disposal of assets & lease modifications	135,455	-	11,922
Total Other Expense (Income)	1,767,530	168,086	49,735

20-F for the year ended December 31, 2024

Interest expense, net. This category of other expenses includes interest income earned on short-term investments net of interest expense from the convertible debentures, and long-term debt. Interest expense increased in 2024 versus 2023, due to the Company issuing the Debentures during 2023 and 2024.

Interest expense increased in 2023 versus 2022 due to less short-term investments during 2023 and the Company issuing the two debentures in.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$.  The Company held net US$ liability at December 31, 2024, 2023 and 2022, including accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations, convertible debentures and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss.  For 2024 the exchange loss was the result of (i) the 8.7% weaker CDN$ to US$ between December 31, 2024 and December 31, 2023 and (ii) the Company having a net liability of US$7,130,144.  For 2023, the exchange gain was the result of (i) the 2.4% stronger CDN$ to US$ rate between December 31, 2022 and December 31, 2023 and (ii) the Company having a net liability of US$1,179,649.  At December 31, 2022, the CDN$ to US$ exchange rate was 6.3% lower as compared to the CDN$ to US$ exchange rate at December 31, 2021 and the Company had a net US$ asset for most of the year, resulting in the corresponding foreign exchange gain for 2022.

The Company does not currently enter into hedging contracts, but does however use alternative strategies to reduce the volatility of US dollar assets including converting excess US dollars to CDN dollars.

Intellectual property and other.  In 2024, 2023 and 2021, the Company's IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

We currently have no outstanding derivative financial instruments, such as foreign currency hedges.

Loss on fair value remeasurement. The Company recognized a loss of $296,534 in the 2024 financial year on the fair value remeasurement of the November Debentures and 2024 Debentures (each as defined herein) due to changes in the US$/CDN$ exchange rates and the Company’s share price.

Loss on disposal of assets & lease modifications. During Q2-24, the Company reduced its office space by approximately 31% and extended its office lease until September 2030.  In Q1-24, the Company extended its aircraft lease for three years, until March 28, 2027.  As a result of the office space reduction and the extensions of the aircraft and office leases, the Company recognized the following losses during 2024:

Asset/Lease (Figures are given in “$”)
Aircraft lease extension	31,686
Office lease extension	1,214
Write-off of leasehold improvements	101,006
Write-off of office furniture and equipment	1,549
Total	135,455

In Q1-22, the Company surrendered 826 square feet of office space. As a result of the space surrender, the Company recorded a loss on disposal of leasehold improvement assets and lease modifications.

Income tax expense – There was no income tax expense in 2024, 2023 or 2022.

At the end of 2024, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization.  These deferred income tax assets include non-capital losses carried-forward (expiring in 2027 to 2044) and other resource deductions totaling approximately $13.8 million.

20-F for the year ended December 31, 2024

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

Q4-24		Q3-24	Q2-24	Q1-24
	Dec 31, 2024	Sep 30, 2024	Jun 30, 2024	Mar 31, 2024
SFD® related revenue	$42,222	$-	$-	$602,072
Net income loss	(2,800,582)	(1,477,400)	(3,013,213)	(1,786,600)
Loss per share - basic	(0.04)	(0.02)	(0.04)	(0.02)
Loss per share – diluted	(0.04)	(0.02)	(0.04)	(0.02)

Q4-23		Q3-23	Q2-23	Q1-23
	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023
SFD® related revenue	$2,145,716	$-	$-	$-
Net loss	(425,701)	(1,703,956)	(1,706,809)	(1,614,647)
Loss per share - basic	(0.01)	(0.02)	(0.02)	(0.02)
Loss per share – diluted	(0.01)	(0.02)	(0.02)	(0.02)

Significant or Unusual Items Impacting Net Loss:

During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the 2024 Ataraxia Debenture.  In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$.  In Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, recognized a loss for the fair value remeasurement of the convertible debentures, related increased interest expense, and unrealized foreign exchange loss increased due to the net US$ liabilities held by the Company.  In Q1-24, SFD® related-revenues were from the Turkish SFD® Survey.  Net loss reflected higher SFD®-related costs, net due to the Turkish SFD® Survey an additional headcount, sales commissions and higher business development travel costs as well as interest expense due to the Debentures issued during 2023 and 2024 financial years.  In Q4-23, the Company earned SFD®-related revenue and incurred SFD®-related costs due to the Turkish SFD® Survey, which reduced its net loss versus the previous six quarters.  During Q3-23, the Company decreased G&A spending due to less professional fees as there was minimal incremental financing during the quarter.  This was offset by costs incurred to plan for the upcoming Turkish SFD® Survey and foreign exchange losses due to the weakening CDN$. In Q2-23, the Company incurred G&A costs due to increased business development activity and professional fees related to the Ataraxia Debentures. In Q1-23, the Company incurred lower SFD®-related costs as there was no unplanned maintenance on the aircraft, and lower G&A as the Company reduced its headcount by one.  In each quarter between Q1-23 and Q4-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter.  More details are provided below:

•

In Q4-24, the Company incurred additional interest costs due to the addition of the 2024 Ataraxia Debentures and the 6.5% weakening of the CDN$ during the quarter with the 2024 Ataraxia Debentures increasing the net US$ liability.  The Company also recognized a gain for the fair value remeasurement of the 2024 Debentures and the November Debentures;

•

in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$;

•

in Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, interest expense increased and fair value remeasurement due to the addition of the 2024 Debentures, and with the strengthening US$ versus the CDN$ unrealized foreign exchange loss increased due to the net US$ liabilities;

20-F for the year ended December 31, 2024

31

•

in Q1-24, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey.  G&A increased due to an additional headcount and business development costs.  Interest expense increased due to the issuance of the November Debentures;

•

in Q4-23, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey and therefore reduced the Q4-23 loss versus the previous seven quarters. Interest expense increased due to the issuance of the November Debentures;

•	in Q3-23, costs decreased as G&A spending due to less professional fees , offset by costs incurred to plan for the Turkish SFD® Survey and increased foreign exchange losses due to the weakening CDN$;
•	in Q2-23, costs increased primarily due to higher professional fees and business development activity; and
•	in Q1-23, costs were reduced primarily due to lower headcount and maintenance costs.

Strategic Investment

On May 24, 2023 the Company entered into a ten-year strategic alliance and associated financing with Synergy which grants Synergy an exclusive license to use, distribute, sub-license, market and sell NXT’s SFD® solutions in Africa.  In addition, on September 30, 2023, NXT extended the exclusive license to include Ataraxia, an affiliate of Synergy.

PE Energy Limited, an affiliate of Synergy and Ataraxia, has performed several commercial projects with NXT in Africa in the past, in addition to the African SFD® Survey.

Synergy and Ataraxia, with this arrangement, will be advancing the SFD® technology to address energy security and transition in the African continent for both oil and gas and geothermal sources.  Synergy, Ataraxia and NXT have and will continue to work closely together to train local technical teams and regulatory authorities on the patented SFD® technology.  The local content is a commercial advantage for NXT and has shown early signs of increasing our operational efficiency.

Building upon a record of successful collaborations underpinned by the continued market demand in Africa, in 2023 Ataraxia executed a subscription agreement pursuant to which Ataraxia agreed to subscribe for an aggregate of US$2.3 million convertible debentures (collectively, the “Ataraxia Debentures”), with a subscription price to be advanced in instalments, of which it completed US$1.4 million during Q3-23.  In November 2024 Ataraxia funded the remaining balance of US$900,000.   Please see ITEM 5B “Ataraxia Debentures” for further information on the Ataraxia Debentures.

B. Liquidity and capital resources.

Going Concern

The audited consolidated financial statements for 2024 have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there continues to be material uncertainties that cast substantial doubt about NXT’s ability to continue as a going concern within one year after the date that the audited consolidated financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that the audited consolidated financial statements have been issued.

During 2024, the Company completed an SFD® survey and has received deposits payments on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”).   As of the date of this 20-F, the Company has finished the acquisition phase of one of the 2025 SFD® Surveys and received milestone payments which has generated cash from operations for the Company.  In addition, during 2023 and 2024 the Company completed private placements which resulted in raising an additional net proceeds of $9,757,366.

20-F for the year ended December 31, 2024

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with certainty.

Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

NXT’s cash and cash equivalents and short-term deposits as at December 31, 2024 totaled $0.73 million.  Net working capital totaled $(6.68) million.  See the information in the section “Liquidity and Capital Resources – Net Working Capital” for further information.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated through the use of export insurance programs offered by Export Development Canada.

The Company does not have provisions in its leases, contracts, or other arrangements that would trigger additional funding requirements or early payments except if the Company were to default on its office lease, where the current month’s rent plus the next three months would become immediately due. If the Company were to default on the aircraft lease, the Company would be required to deliver the aircraft back to the lessor.

The Ataraxia Debentures are for a term of two years, payable on demand.  The Ataraxia Debentures are secured by a general security agreement, subordinate to the long-term debt.  See ITEM 5B “Ataraxia Debentures” for more information.

Debentures

Repayment of principal and interest as of December 31, 2024	US$	CDN$[1]
2025	3,102,200	4,462,515
2026	3,830,050	5,509,527
Total principal and interest payments	6,932,250	9,972,042
Less interest	(760,250)	(1,093,619)
Principal remaining	6,172,000	8,878,423
Change in fair value of convertible debentures	206,141	296,534
Net principal remaining	6,378,141	9,174,957
Current portion of convertible debentures	3,416,926	4,915,248
Non-current portion of convertible debentures	2,961,215	4,259,709

1.	US$ payments have been converted to CDN$ at a rate of 1.4385.

2024 Debentures

On May 31, 2024, the Company issued convertible debentures (the “2024 Debentures”) to MCAPM LP for the principal amount of US$2,000,000 (approximately CDN$2,773,660).  The 2024 Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable on May 31, 2026.  The 2024 Debentures are convertible into common shares at a conversion price of US$0.25 (approximately CDN$0.3428) per common share, which provides MCAPM LP with the right to obtain up to 8,000,000 common shares of the Company.

The proceeds from the Debenture were used to support the working capital needs of SFD® surveys and other G&A costs, which include business development and marketing activities required to transform the existing pipeline of SFD® opportunities into firm contracts.

20-F for the year ended December 31, 2024

November Debentures

On November 8, 2023, the Company issued the first tranche of a multi-tranche unsecured convertible debenture (the "November Debentures").  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance of the November Debentures.  The November Debentures are convertible into common shares in the capital of NXT at a fixed conversion price of US$0.1808 (CDN$0.25).  During 2023, the Company issued the first two tranches of the November Debentures for US$1,150,000 (approximately CDN$1,577,600).

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036).  Including the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of the November Debentures, which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares.  Insiders, which include MCAPM LP, Michael P. Mork (“Mork Capital”) and all of the directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

Mork Capital has the right to own, after conversion of all of its 2024 Debentures and November Debentures, 30,526,321 common shares. This represents approximately 32.5% of the issued and outstanding common shares of the Company as of the date of the financial statements (after giving effect to the conversion of the full amount of their 2024 Debentures and the November Debentures).

Ataraxia Debentures

In May 2023, the Company signed a subscription agreement with Ataraxia in which Ataraxia would purchase US$2,300,000 of convertible debentures.  The terms of the convertible debentures issued to Ataraxia include an annual interest rate of 10% paid quarterly in arrears.  The convertible debentures can also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable, but may be converted on a one-to-one basis into common shares. The convertible debentures are payable on demand two years after the issue date and are secured by a general security agreement, subordinate to the long-term debt.

On May 31, 2023, the Company issued a two-year term convertible debenture for US$1,200,000 (approximately CDN$1,631,954) to Ataraxia and an additional US$200,000 (approximately CDN$265,560) on July 10, 2023 (the “2023 Ataraxia Debentures”).  The 2023 Ataraxia Debentures have a fixed conversion price of US$0.143 per common share.

On November 4, 2024, the Company issued a two-year term convertible debenture for US$500,000 (approximately CDN$676,995) to Ataraxia and an additional US$400,000 (approximately CDN$550,296) on November 12, 2024 (the “2024 Ataraxia Debentures”).  The 2024 Ataraxia Debentures have a fixed conversion price of US$0.24 per common share.  The proceeds from the 2024 Ataraxia Debentures have been used to support the working capital needs of the SFD® surveys in Africa.

Ataraxia has the right to own, after conversion of all of their 2023 Ataraxia Debentures and 2024 Ataraxia Debentures, 13,540,209 common shares. This represents approximately 14.6% of the issued and outstanding common shares as of the date of these financial statements (after giving effect to the conversion of the full amount of the 2023 Ataraxia Debentures and 2024 Ataraxia Debentures).

As of the date of this 20-F, no preferred or common shares have been issued pursuant to the conversion of the 2023 Ataraxia Debentures or the 2024 Ataraxia Debentures.

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds (i) any principal amount of the Ataraxia Debentures or (ii) common shares or preferred shares (as applicable), representing at least 5% of the outstanding common shares of the Company (on an as-converted basis, if Ataraxia holds Preferred Shares).

20-F for the year ended December 31, 2024

Both the Ataraxia subscription agreement, and the Investor Rights Agreement, are publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Private Placement

On December 22, 2022, the Company announced a multi-tranche private placement (the “Private Placement”) at $0.195 per share.  On December 22, 2022, the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.  On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common share, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $37,393. The proceeds from the Private Placement were used to support G&A, which include business development and marketing activities required to transform the pipeline of SFD® survey opportunities into firm contracts.  Mork Capital purchased 8,750,000 common shares or $1,706,250 of the Private Placement along with two members of the Board for a total of $83,515.

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

NXT had net working capital of $(6,683,656) as at December 31, 2024 broken down as follows:

	December 31,	December 31,	Net change
	2024	2023	in 2024
Current assets (current liabilities):
Cash and cash equivalents	$730,395	$401,713	$328,682
Accounts receivable	105,858	1,828,523	(1,722,665)
Prepaid expenses and deposits	274,799	53,673	221,126
Accounts payable and accrued liabilities	(1,233,974)	(1,836,741)	602,767
Unearned revenue	(840,768)	-	(840,768)
Convertible debentures	(4,915,248)	(1,842,566)	(3,072,682)
Current portion of long-term debt	(111,111)	(111,111)	-
Current portion of lease obligation	(693,607)	(343,513)	(350,094)
Total Net Working Capital	(6,683,656)	(1,850,022)	(4,833,634)

Net working capital as at December 31, 2024 compared to December 31, 2023 decreased by $4,833,634, or 261%.  Funds were received from the 2024 Debentures, 2024 Ataraxia Debentures, accounts receivable payments on the Turkish SFD® Surveys and deposits on the other 2025 SFD® Surveys.  These funds were used to settle accounts payable, accrued liabilities long-term debt, and lease obligations.  Current lease obligations increased as the Company’s building and aircraft leases were extended in 2024. In addition, most of the November Debentures are due within one year as of December 31, 2024.

20-F for the year ended December 31, 2024

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

Repayment of long-term debt principal and interest:
2025	$137,593
2026	133,148
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,129
Total principal and interest payments	805,648
Less interest	(92,685)
Total principal remaining	712,963
Current portion of long-term debt	111,111
Non-current portion of long-term debt	601,852

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

For the year ended December 31	2024	2023	2022
Cash provided by (used in):
Operating activities	$(3,969,591)	$(4,831,950)	$(2,934,004)
Financing activities	4,305,807	5,009,117	389,217
Investing activities	(27,029)	(32,322)	550,000
Effect of foreign rate changes on cash	19,495	(6,569)	369
Net cash inflow (outflow)	328,682	138,276	(1,994,418)
Cash & cash equivalents, start of the year	401,712	263,437	2,257,855
Cash & cash equivalents, end of the year	730,395	401,713	263,437

Cash & cash equivalents	730,395	401,713	263,437
Short-term investments	-	-	-
Total	730,395	401,713	263,437

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

For the year ended December 31,	2024	2023	2022
Comprehensive loss for the year	(9,077,795)	$(5,452,708)	($6,733,076)
Total non-cash expense items and lease items	3,239,208	1,914,845	2,043,965
	(5,838,587)	(3,537,863)	(4,689,111)
Change in non-cash working capital balances	1,868,996	(1,294,087)	1,755,107
Total cash provided by (used in) in operations	(3,969,591)	(4,831,950)	(2,934,004)

20-F for the year ended December 31, 2024

Operating cash flow increased by $862,359 in 2024 as compared to 2023 due to payment of outstanding accounts receivable from the Turkish SFD® Survey, net of accounts payable and accrued liability payments related to the Turkish SFD® Survey and deposits received on the 2025 SFD® Surveys.

Operating cash flow decreased by $1,897,948 in 2023 as compared to 2022 due to payments of several 2022 deferred costs in 2023 and working capital requirement to support the Turkish SFD® Survey.  Also, in Q1-22 the Company received payments for outstanding accounts receivable in US$200,000 (CDN$252,415).

Financing Activities

2024 – In 2024, proceeds were received from employee contributions under the ESP Plan and from convertible debentures.  Beginning in Q2-24, the Company began payment on its revised aircraft lease, which as of Q2-24 is a finance lease, and continued long-term debt payments.

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

Investing Activities

2024 – The Company upgraded certain SFD® equipment in 2024 to enhance the data acquisition phase of the SFD® Survey.

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

Patents

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

20-F for the year ended December 31, 2024

D. Trend information.

We have historically conducted a limited number of service contracts each year, the dollar value and timing of securing and ultimate delivery of which are subject to numerous external factors.

As noted previously, the amount and timing of our annual revenues can vary widely year to year, as we derive our revenues from a limited number of service contracts each year and each individual contract may have a large effect on the aggregate annual revenues and profits. For example, in 2012, we conducted our first contract with PEMEX, the National Oil Company of Mexico. This project was completed in 2012 and was our largest to that time, at US$5.8 million. In 2015, projects totaling US$13 million were completed in Bolivia for YPFB, then our next survey in Nigeria during 2019 was for US$8.9 million. In 2024 we completed SFD® surveys in Turkiye. At the date of this 20-F current external trends such as in commodity prices could affect our operations for the current fiscal year. Please see Item 3 D for a discussion on these risks.

E. Critical Accounting Estimates

In preparing the audited consolidated financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events.  The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.  In the opinion of management, the 2024 audited consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the December 31, 2024 audited consolidated financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined.  Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2024 and 2023, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD® related revenue.

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

The Company recognizes SRD® related revenue in the consolidated financial statements based on the performance obligation for NXT in SFD® surveys, which are the acquisition, processing, interpretation and integration of SFD® data.  Revenue from the sale of SFD® survey contracts is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time. The accounting for contracts that are not complete at the reporting date involves significant judgment, particularly as it relates to determining the total anticipated costs at completion.

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

20-F for the year ended December 31, 2024

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

The following sets forth information, including directorships in other reporting issuers, as of the date of this 20-F, for our directors, and executive officers:

Peter Mork Healdsburg, California, USA Director since July 2024

Mr. Mork, has served as a Portfolio Manager at Mork Capital Management, LLC in Healdsburg, California since 2021, and in similar roles over the last two decades, drawing on investment sector expertise. Previously, he led Institutional Sales & Research at La Jolla Economics in San Diego. He is a Chartered Financial Analyst (CFA) charter holder and earned a Bachelor’s degree in Business/Economics from the University of California, Santa Barbara. His leadership experience includes serving on the boards of private and non-profit organizations, and chairing the investment committee for a local endowment.

Mr. Mork is chair of the Compensation Committee and a member of the Strategic Planning Committee.

Theodore Patsellis Athens, Hellenic Republic Director since June 2023

Mr. Patsellis is a Greek attorney admitted to the Athens Bar Association since 1996, a Greek Ministry of Justice certified Mediator and the Owner of a boutique Law firm since 2013. He holds a Bachelor’s Degree from the National and Kapodistrian University of Athens - Law Faculty and an LL.M. degree from the Ludwig-Maximilian University of Munich. Having worked for many years with Ernst & Young, Hill International Inc. and other renowned law firms, Mr. Patsellis has acquired extensive experience working in diversified environments and a variety of business cultures. With a strong German background and the experience of having lived and worked in Germany, Greece, Serbia and Romania as a lawyer and tax professional, he was able to lead various teams of professionals involved in large business transactions in the South-East European region. His expertise spans across mergers and acquisitions, corporate and transaction law, local and international taxation, corporate governance and compliance. His industry knowledge ranges from the telecommunications and energy sectors to the retail, hospitality and consumer products, pharmaceuticals, and real estate. He is currently sitting on the board of directors of PANA Holdings in Mauritius, (a holding company with subsidiaries in the oil & gas, agriculture, ESG, and the digital space) and Vivid Living Co. S.A. in Greece (a trading entity that trades in air purifiers).

Mr. Patsellis is a member of the Audit Committee and the Strategic Planning Committee.

20-F for the year ended December 31, 2024

Charles Selby Calgary, Alberta, Canada Chairman since June 2024 Director since January 2006

Mr. Selby obtained a Bachelor of Science (Hons.) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and is a registered professional engineer and lawyer in the Province of Alberta.  He previously practiced law for two large Canadian law firms, specializing in securities and international transactions primarily in the energy business.  Mr. Selby served as Vice President of Pengrowth Corporation for almost 20 years participating in the growth of that entity to an enterprise value of more than $4 billion.  He also has served as a director and officer of a number of reporting issuers in the oil and natural gas industry including Arakis Energy Corp., with operations in the Sudan.  Since 2017 he has served as President and director of Caledonian Midstream Corporation, a company that has natural gas and oil production together with a sour natural gas plant and infrastructure in the Alberta foothills and is also the CEO and a director of Wildcat Royalty Corporation.

Mr. Selby is the Chairman of NXT.  He is also Chair of the Audit and Disclosure Committees and a member of the Strategic Planning and Compensation Committee.

Gerry Sheehan Dublin, Leinster, Ireland Director since July 2021

Mr. Sheehan has worked continuously in international oil and gas exploration, development, and production for over 40 years. He has broad technical and business development experience in Africa, South Asia and Europe.

Mr. Sheehan began his career in 1982 as a geophysicist working with the British National Oil Corporation (“BNOC”), after privatization becoming Britoil plc. He evaluated acreages in the United Kingdom, Dutch, Danish, Irish and Norwegian sectors. In 1986, he transferred to the BNOC Houston office as a technical auditor. He was later seconded to the Global Basin Evaluation Team, focusing on Africa and Asia.

In 1987, Mr. Sheehan joined the fledgling oil company Tullow Oil plc. as part of the founding technical team. The company was successful in Senegal on a World Bank-sponsored gas to power project. New acreage was secured in the UK onshore, Pakistan, Syria and Yemen, with follow-on successful exploration and field development projects.

From 1992 to 1998, Mr. Sheehan held the position of Chief Geophysicist. The company operated in South Asia culminating in the discovery and development of the one trillion cubic feet-sized Bangora gas field in Bangladesh on behalf of Texaco and Chevron. His project team also deployed a successful re-development of the offshore Espoir field in Cote d’Ivoire, West Africa, with partners Canadian Natural Resources Limited and Addax Petroleum.

From 1998 to 2006, he held the post of International Exploration Manager, this role also encompassed a business development responsibility. This was a time of rapid growth and expansion in the company with new assets acquired in West Africa, North Africa, Central and Eastern Europe and South Asia. In 2004, Mr. Sheehan led the technical due-diligence team on the corporate acquisition of Energy Africa plc. The enlarged company rapidly expanded its footprint in Africa with notable oil exploration successes in Ghana and Uganda, both countries now seen as significant oil countries.

In 2007, Mr. Sheehan founded a private company, Blackstairs Energy. The company acquired oil field rehabilitation projects in Romania, and exploration acreage in Armenia and Senegal. The company also undertook technical and commercial asset evaluations on behalf of third parties.

In 2014, Mr. Sheehan was a founder of T5 Oil & Gas, a private London-based oil and gas company. T5 is a licence partner in a portfolio of assets in Gabon, comprising offshore oil production and a suite of un-developed oil and gas fields, both offshore and onshore, now being advanced to development.  He has been continuously employed by T5 Oil & Gas since 2014.

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

20-F for the year ended December 31, 2024

Jeffrey Tilson Montecito, California, USA Director since December 2024

Mr. Tilson is a Fee-Only Investment Advisor and the President of JST Investment Consulting, a Seal Beach-based firm he founded in 2011. With over two decades of experience in financial advising, Mr. Tilson is dedicated to providing clients with personalized, transparent, and fiduciary-focused investment strategies.

Previously, Mr. Tilson spent 10 years as a financial advisor with Ameriprise Financial Services, where he co-managed and serviced approximately US$220 million in client investment assets. Recognizing an opportunity to offer a higher level of service on a more cost-effective platform, he established JST Investment Consulting as a referral-only firm that prioritizes client success over sales-driven models.

Mr. Tilson holds a double major in Finance, Real Estate and Law, and Management Information Systems from California State University, Long Beach. He also holds professional designations from the College for Financial Planning, including:

• Chartered Retirement Planning Counselor (CRPC)

• Accredited Asset Management Specialist (AAMS)

• Accredited Wealth Management Advisor (AWMA)

Mr. Tilson maintains memberships in industry organizations, including:

• National Association of Personal Financial Advisors (NAPFA)

• Fee-Only Network

• Professional Fiduciary Association of California (PFAC)

• Association of Financial Educators (AFE)

Mr. Tilson has held leadership roles in nonprofit organizations, including:

• President of Friends of the Child Development Center, an organization supporting early childhood education and development programs.

• President of Business Networking International (BNI).

Mr. Tilson is a member of the Audit Committee.

Thomas E. Valentine Calgary, Alberta, Canada Director since November 2007 Corporate Secretary since April 2014

Mr. Valentine is a Partner at Norton Rose Fulbright Canada LLP, where he has practiced law, both as a barrister and a solicitor, since being admitted to the Law Society of Alberta in 1987. He is a member of the firm’s Energy and Infrastructure practice group and is involved in energy-related matters in Canada and throughout the Middle East, Africa, Asia and South America. He holds a Bachelor of Arts degree from the University of British Columbia, a Bachelor of Laws degree from Dalhousie University, and a Master of Laws degree from the London School of Economics.

Over the past twenty years, Mr. Valentine has delivered lectures and held workshops around the globe on a wide range of international oil and gas law topics in locations such as Afghanistan, Mozambique, Uruguay, Argentina, Singapore, Dubai, Doha, London, Amsterdam and South Korea.

Mr. Valentine is Corporate Secretary of Touchstone Exploration Inc., and formerly was a director of two other Canadian public companies, Calvalley Petroleum Inc. (to May 2015) and Veraz Petroleum Ltd. (to December 2012).

Mr. Valentine is the Chair of the Governance Committee and a member of the Compensation Committee.

20-F for the year ended December 31, 2024

Bruce G. Wilcox New York, New York, USA Chief Executive Officer since June 2024; Interim Chief Executive Officer June 2023 to June 2024;and Director since June 2015

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst/portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland’s investments in the energy industry (exploration and production and service companies), with an emphasis on value and long- term holdings. During his tenure, the fund’s assets under management ranged from US$0.7 billion to $1.5 billion.

From 1984 to 1986, Mr. Wilcox was with Central National-Gottesman, Inc. as an analyst and portfolio manager on a team responsible for a $500 million listed equity portfolio.

Mr. Wilcox was CEO of E Street Management, LLC from 2016 through 2020, which managed a long/short equity fund of funds.

From January 2011 to present he has also been one of three managing members of Xiling Fund III, LLC, part of a series of private equity funds (US$100+ million) which invests in museum-quality Imperial Chinese porcelains, archaic bronzes and ink paintings.

Mr. Wilcox obtained a Bachelor of Arts (Honors) in Modern Chinese from the University of California, Santa Barbara (1977); and a Master of International Management from the American Graduate School of International Management in Phoenix (1980, now a part of Arizona State University).

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

Eugene Woychyshyn Calgary, Alberta, Canada VP Finance and CFO since December 2018; and Director since July 2024

Mr. Woychyshyn brings to NXT over 25 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia.  Mr. Woychyshyn has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning.  In almost ten years as an expatriate with assignments in Norway, China, the United States and Southeast Asia, Mr. Woychyshyn developed international business competencies.

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

20-F for the year ended December 31, 2024

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

Messrs. Mork, Patsellis, Selby, Sheehan, Tilson and Valentine are considered “independent” within the meaning of Canadian securities law.

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2024.  The Chief Financial Officer is based in the Calgary, Canada head office and the Chief Executive officer is based in New York, New York, USA.  Both are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2024:

Name & Principal Position	Salary (1)	Cash bonus	Share-based rewards(2)	Other (3)	Total
Bruce G. Wilcox CEO(4)	$220,000	$7,000	$11,200	$-	$238,200
Eugene Woychyshyn, VP of Finance & CFO(5)	$186,250	$8,000	$44,062	$1,764	$240,076

__________________________

(1)  Accrued salary and director fees.  Mr. Wilcox elected not to take director fees in 2024.

(2)  Share-based rewards represent the Company match to the executive’s contribution to the ESP Plan, RSU Grants, stock option grants, and DSU grants.

(3)  “Other” consists of the taxable portion of company paid amounts for group health benefits.

(4) Mr. Wilcox became the CEO on June 3, 2024.

(5) Mr. Woychyshyn became a director on July 15, 2024.

20-F for the year ended December 31, 2024

(See Item 6.E “Share Ownership” for details regarding stock options, DSUs, RSUs, and ESP Plan shares granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer, which may be compensated in DSUs,  as well periodically granting stock options to purchase NXT common shares.  No options were granted to directors in 2024.

In 2024, the directors’ fees were not paid in cash.  Mr. Mork and Mr. Woychyshyn elected to take their director fees in DSUs, when allowable under the DSU Plan terms.  The annual retainer was based on $30,000 ($35,000 in the case of the Chairman of the Audit Committee).  Total compensation payable to non-executive directors during 2024 is summarized as follows:

2024
Peter Mork(1)	$1,731
Theodore Patsellis(2)	30,000
Charles Selby	35,000
Gerry Sheehan	30,000
Jeffrey Tilson(2)	1,304
John Tilson(3)	28,370
Tom Valentine	30,000

(1) Mr. Mork was elected a director effective July 16, 2024.

(2) Mr. Jeffrey Tilson was appointed a director effective December 16, 2024.

(3) Mr. John Tilson retired as a director effective December 11, 2024.

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

Service Contracts

No independent directors have service contracts with the Company or any of its subsidiaries that provide benefits upon termination of employment.

20-F for the year ended December 31, 2024

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

Composition of the Corporate Governance Committee

Mr. Valentine (Chair), Mr. Sheehan and Mr. Mork are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent within the meaning of Canadian National Instrument 58-101.

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

20-F for the year ended December 31, 2024

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

Jeffrey Tilson

Mr. Tilson spent 10 years as a financial advisor with Ameriprise Financial Services and currently owns, where he co-managed and serviced approximately US$220 million in client investment assets. He currently runs his referral-only firm, JST Investment Consulting, that he established.  He holds a double major in Finance, Real Estate & Law, and Management Information Systems from California State University, Long Beach and holds professional designations from the College for Financial Planning, including:

•	Chartered Retirement Planning Counselor (CRPC)
•	Accredited Asset Management Specialist (AAMS)
•	Accredited Wealth Management Advisor (AWMA)

20-F for the year ended December 31, 2024

Mr. Tilson maintains active memberships in industry organizations, including:

•	National Association of Personal Financial Advisors (NAPFA)
•	Fee-Only Network
•	Professional Fiduciary Association of California (PFAC)
•	Association of Financial Educators (AFE).

Theodore Patsellis

Mr. Patsellis obtained a Bachelor’s Degree from the National and Kapodistrian University of Athens - Law Faculty and an LL.M. degree from the Ludwig-Maximilian University of Munich.  His expertise comprises mergers and acquisitions, corporate and transactional law, local and international taxation, corporate governance and compliance.  He has acquired experience working in diversified environments and a variety of business cultures as a lawyer and tax professional. He led a team of professionals involved in large business transactions in the South-East European region.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Mork (Chair), Selby and Valentine are the current members of the Compensation Committee. All members are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices and have extensive direct financial and legal experience which is relevant to fulfilling their responsibilities related to executive compensation. Mr. Selby has approximately 25 years of experience in advising a Canadian company on compensation issues and has served on the compensation committees of the board of directors of other reporting issuers. Mr. Valentine has served on the compensation committee of two public companies, and has dealt with compensation and employment law issues for 30 years.  In his career as a portfolio manager, Mr. Mork has advised on and analyzed compensation plans for public companies.  In addition, he has gained relevant human resource experience serving on various boards. The charter of the Compensation Committee is posted on the Company’s website and may viewed at www.nxtenergy.com. Investors may also request a copy be mailed to them by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

20-F for the year ended December 31, 2024

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

D. Employees

Fiscal year ended December 31, 2024

As of the fiscal year ended December 31, 2024, we had a total of 11 employees.  NXT has no employees that are members of a labor union.  The following summarizes the number of employees and independent contractors by main job function as at December 31, 2024:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	-	2
Operations and technical development	7	-	7
Total	11	-	11

Ten of the above noted staff are based in Canada; our CEO is based in New York City, New York, USA.  The seven operations and technical development staff include one research scientist holding a Ph.D., two geoscientists, two engineers, a logistics and safety professional, and an information technology professional. We periodically engage other technical and administrative contract personnel as required on a project basis.

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

Ten of the above noted staff were based in Canada; our Interim CEO was based in New York City, New York, USA.  The six operations and technical development staff include one research scientist holding a Ph.D., two geoscientists, two engineer and an information technology professional.  We periodically engaged other technical and administrative contract personnel as required on a project basis.

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

20-F for the year ended December 31, 2024

All of the above noted staff were based in Canada.  The six operations and technical development staff includes one research scientist holding a Ph.D. and three geoscientists.  We periodically engaged other technical and administrative contract personnel as required on a project basis.

E. Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units, Employee Share Purchase Plan and Deferred Share Units Granted To Executive Officers and Directors

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

Stock options are generally issued with a three-year vesting period wherein entitlement to exercise one third of the options granted shall vest at the end of each of the first three years following the grant date.  The exercise price for an option grant is set at the last trade price on the date preceding the grant or some higher price at the discretion of the Board.

The RSU is approved and ratified by shareholders every three years at the Company’s AGM.  The RSU, as was re-approved and ratified at the Company’s AGM held on August 2, 2023.  Pursuant to the RSU, all grants must be approved by the Board of the Company.  RSU’s may be granted to the directors, officers and employees of NXT and to consultants retained by the Company.  The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the RSU grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis).  The RSU’s are generally issued with a three-year vesting where they shall vest at the end of each of the first three years following the grant date.  The price is determined on the vesting date.

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

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM.  The ESP Plan was initially approved and ratified at the Company’s AGM held on August 2, 2023.  The shareholders of the Company and subsequently the TSX approved, the ESP Plan.  The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  During 2024, 2023 and 2022 the Company has elected to issue common shares from treasury.

20-F for the year ended December 31, 2024

The following stock options, RSUs, DSUs and ESP Plan matches were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2024, 2023, and 2022 and to date of this 20-F.

2025 to the date of this 20-F:

•	A total of 1,400,000 stock options with an exercise price of $0.203 per common share were issued to directors of the Company;
•	A total of 144,563 DSUs were earned by directors of the Company;
•	A total of 400,000 RSU were granted to officers of the Company on February 24, 2025; and
•	A total of 38,549 common shares were matched by the Company through the ESP Plan for an executive officer for the year-to-date period ended as of the date of this 20-F.

In 2024:

•	A total of 82,872 DSUs were earned by directors of the Company;
•	A total of 200,000 RSU were granted to officers of the Company on February 21, 2024; and
•	A total of 112,904 common shares were matched by the Company through the ESP Plan for an executive officer.

In 2023:

•	A total of 150,000 of stock options held by an officer of the Company expired;
•	A total of 566,500 stock options with an average exercise price of $0.222 per common share were earned by a director of the Company in lieu of director fees;
•	A total of 850,000 stock options with an average exercise price of $0.216 per common share were granted to directors and an officer of the Company;
•	A director forfeited 100,000 stock options with an average exercise price of $0.216 upon his resignation from the Board;
•	No RSUs were granted to officers of the Company;
•	No DSUs were earned by directors of the Company; and
•	A total of 78,571 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2023.

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

20-F for the year ended December 31, 2024

Issued and outstanding stock options held by directors and officers of the Company (as of the date of this 20-F)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options

Theodore Patsellis	$0.259	14-Sep-23	14-Sep-28	100,000
Director	$0.252	28-Sep-23	28-Sep-28	36,400
	$0.203	24-Feb-25	24-Feb-30	200,000
				336,400	8.4%

Charles Selby	$0.216	06-Jan-23	06-Jan-28	100,000
Chairman	$0.264	11-Jan-23	11-Jan-28	177,200
	$0.200	05-Jun-23	05-Jun-28	55,400
	$0.252	28-Sep-23	28-Sep-28	42,450
	$0.203	24-Feb-25	24-Feb-30	200,000
				575,050	14.3%

Gerry Sheehan	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.203	24-Feb-25	24-Feb-30	200,000
				300,000	7.5%

Jeffrey Tilson	$0.203	24-Feb-25	24-Feb-30	200,000	5.0%
Director

Thomas Valentine	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.200	05-Jun-23	05-Jun-28	110,800
	$0.203	24-Feb-25	24-Feb-30	200,000
				410,800	10.2%

Bruce G. Wilcox	$0.216	06-Jan-23	06-Jan-28	100,000
CEO and Director	$0.264	09-Jan-23	09-Jan-28	52,650
	$0.203	24-Feb-25	24-Feb-30	200,000
				352,650	8.8%

Eugene Woychyshyn	$0.216	06-Jan-23	06-Jan-28	250,000
VP Finance & CFO	$0.203	24-Feb-25	24-Feb-30	200,000
				450,000	11.2%
Total held by officers and directors				2,624,900	65.4%

Issued and outstanding RSUs held by directors and officers of the Company (as of the date of this 20-F)

Name and Position	RSU Grant Date	RSU Expiry Date	Outstanding RSUs	% of total Outstanding RSUs
Bruce G. Wilcox	21-Feb-24	21-Feb-27	53,333
CEO and director	24-Feb-25	24-Feb-28	200,000
			253,333	10.0%

Eugene Woychyshyn	21-Feb-24	21-Feb-27	80,000
VP Finance & CFO and director	24-Feb-25	24-Feb-28	200,000
			280,000	11.0%
%			533,333	21.0%

20-F for the year ended December 31, 2024

Outstanding DSUs held by directors of the Company (as of the date of this 20-F)

Name	Position	Outstanding DSUs	% of Outstanding
Peter Mork	Director	69,416	26.2%
Charles Selby	Chairman	69,997	26.4%
Jeffrey Tilson	Director	27,980	10.6%
Bruce G. Wilcox	CEO and director	27,980	10.6%
Eugene Woychyshyn	VP Finance & CFO and director	69,416	26.2%
		264,789	100.0%

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

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names.  The percentage of beneficial ownership is based on 79,482,768 common shares issued and outstanding as of the date of this 20-F.  This total of 79,482,768 excludes all outstanding options that are exercisable within 60 days of 20-F, and any outstanding convertible debentures, but which both are adjusted for each person’s % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at the date of this 20-F	Percent of Common Shares [5]
Directors and Officers:
Peter Mork[1]	499,653	* [3]
Theodore Patsellis[1]	108,450	* [3]
Charles Selby [1]	852,913	1.07%
Gerry Sheehan[1]	359,227	* [3]
Jeffrey Tilson[1]	6,146,214	7.73%
Thomas Valentine[1]	332,186	* [3]
Bruce G. Wilcox [1,2]	1,084,621	1.36%
Eugene Woychyshyn[1,2]	1,208,972	1.52%
Total D & O Common Shares	10,592,236	13.24%
Major Shareholders (> 5%):
Alberta Green Ventures Limited Partnership	6,764,945	8.51%
Ataraxia	13,540,209	14.56%
Chee Pheng Cheng	11,312,152	14.23%
Mork Capital[4]	30,526,321	32.1%

20-F for the year ended December 31, 2024

1 Director of NXT

2 Officer of NXT

3 Beneficially owns less than one percent of the total outstanding common shares.

4 Mr. Michael Mork controls MCAPM, LP. Mr. Mork owns 2,886,233 common shares included in this total.

5 For each beneficial owner’s percentage of common shares calculation, it is assumed that any stock options, DSUs and convertible debenture that they hold which are, or will become exercisable within 60 days of the date of this 20-F have been exercised (while also assuming that no one else similarly exercises), and such options are thus included in both the numerator and denominator for purposes of each of their own person’s calculations as follows:

	Common shares held	vested & exercisable options	Vested DSUs	Convertible debentures, if converted	Pro forma total
Ataraxia	-	-	-	13,540,209	13,540,209
Mork Capital	14,921,233	-	-	15,605,088	30,526,321
Peter Mork	380,237	-	69,416	-	449,653
Theodore Patsellis	-	69,733	-	38,717	108,450
Charles Selby	408,161	308,383	69,997	66,372	852,913
Gerry Sheehan	77,000	33,333	-	248,894	359,227
Jeffrey Tilson	6,118,234	-	27,980	-	6,146,214
Thomas Valentine	-	144,133	-	188,053	332,186
Bruce G. Wilcox	793,667	85,983	27,980	176,991	1,084,621
Eugene Woychyshyn	1,056,223	83,333	69,416	-	1,208,972
	23,754,755	724,898	264,789	29,864,324	54,608,766

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.	Mr. Tilson has acquired common shares on the public markets since he became a director on December 16, 2024.
2.	Ataraxia acquired US$500,000 of convertible debentures on November 4 and US$400,000 on November 12, 2024 which together may be converted to 3,750,000 preferred or common shares.
3.	Mork Capital acquired US$2,000,000 of convertible debentures on May 31, 2024 which may be converted to 8,000,000 common shares.
4.	Mork Capital acquired US$1,000,000 of convertible debentures on November 8, 2023 and US$375,000 on January 12, 2024 which together may be converted to 6,605,088 common shares.
5.

On March 5, 2024, Ms. Cheng acquired beneficial ownership of 2,000,000 common shares pursuant to the settlement of the Estate of George Liszicasz, the former CEO of NXT, which estate Ms. Cheng is a beneficiary

6.	On August 4, 2023 Ms. Cheng acquired beneficial ownership of 11,072,001 common shares pursuant to the settlement of the Estate of George Liszicasz.
7.	During 2023 and 2024 Ms. Cheng has sold common shares on the public markets.
8.	Ataraxia acquired US$1,200,000 of convertible debentures on May 31, 2023 and US$200,000 on July 10, 2023 which together may be converted to 9,790,209 preferred or common shares.
9.	Mork Capital acquired 8,750,000 common shares through the Private Placement between December 23, 2022 and January 11, 2023.
10.	Mr. Liszicasz entered into a matrimonial settlement dated December 23, 2019 that included the transfer of 1,458,333 NXT common shares to his former spouse on January 19, 2023.

20-F for the year ended December 31, 2024

NXT is a foreign private issuer for its current fiscal year. As of the last business day of the Company’s second fiscal quarter, the 50% of the Company’s executive officers are Canadian citizens who reside in Canada, the majority of the Company’s assets are in Canada and the Company is administered principally in Canada. Three of the eight directors of the Company are Canadian citizens as of the date of this 20-F. The Company’s major shareholders in common shares have the same voting rights as other holders of common shares. The Company is not directly or indirectly owned or controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly. There are no arrangements known to the Company which may result in a change of control of the Company.

B. Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2024 through the date of this 20-F:

•

Details of stock options, DSUs and RSUs which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in these periods;

•

Details of Board of Director fees and Management Compensation for 2024 are included above with Item 6.B.  In 2025, as of the date of this 20-F, total Director fees incurred are approximately $71,667 and Management Compensation is approximately $143,446;

•

One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2024, NXT incurred legal costs of $164,373 with this firm, for which a total of $55,455 is included in accounts payable as at December 31, 2024. Norton Rose Fulbright continues to provide legal services to NXT.  In 2025, as of the date of this 20-F, approximate total fees incurred are approximately $20,359 for which $11,709 is still outstanding;

•

Another member of NXT’s Board of Directors is a board member of Pana Holdings Mauritius, the parent company of Ataraxia, which holds the Ataraxia Debentures. Accounts payable and accrued liabilities include a total of $40,011 (US$27,814) to Ataraxia and total interest expense was $209,866 (US$153,729). Ataraxia continues to hold the Ataraxia Debentures. In 2025, as of the date of this 20-F, total interest expense incurred is approximately $106,587 (US$74,356) for which $57,302 (US$41,568) is payable;

A third member of Board is an employee of MCAPM LP, which holds convertible debentures.  Accounts payable and accrued liabilities include a total of $57,063 (US$39,669) to Mork Capital for accrued interest and total interest expense since July 16, 2024 was $212,676 (US$154,918). Mork Capital continues to hold the debentures. In 2025, as of the date of this 20-F, total interest expense incurred is approximately $156,405 (US$109,110) for which $78,861 (US$57,208) is payable; and

•

During 2024 convertible debentures held by members of the Board of Directors included in accounts payable and accrued liabilities, a total of $4,680 (US$3,253) and total interest expense was $19,443 (US$14,258). As of the date of this 20-F total interest expense incurred in 2025 for the Directors’ November Debentures was approximately $6,812 (US$4,752) of which $1,110 (US$805) was payable.

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

No significant events or changes have occurred subsequent to the date of the December 31, 2024 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

20-F for the year ended December 31, 2024

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B. Significant Changes.

As of the date of this 20-F, three subsequent events have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2024:

•

On February 24, 2025 the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company. These incentive stock options will vest upon the achieving of a trailing twelve-month free cash flow per share of $0.10;

•	On February 24, 2025 the Company granted 1,875,000 RSUs to employees and officers which will vest over a three-year period; and
•

634,439 common shares were issued to the marketing consultant on January 29, 2025. On October 1, 2023 the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.

NXT’s interim unaudited consolidated financial statements for the 3-month period ended March 31, 2025 are planned to be released on or before May 15, 2025.

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

D. Selling shareholders.

Not applicable.

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of common shares as discussed in this summary.

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

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated there under, published rulings of the IRS, published administrative positions of the IRS, the Convention between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

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

20-F for the year ended December 31, 2024

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

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”)  for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

20-F for the year ended December 31, 2024

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

If the Company were a PFIC in any tax year during which a U.S. Holder held common shares, such U.S. Holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

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

20-F for the year ended December 31, 2024

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-US Tax Convention may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

20-F for the year ended December 31, 2024

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

20-F for the year ended December 31, 2024

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2024 and to date in 2025, we do not have any variable interest-bearing debt facilities. We have fixed interest-bearing debt facilities with the HASCAP Loan, the 2024 Debentures, the Ataraxia Debentures, and the November Debentures (See Item 5B.). As at December 31, 2024 and to date in 2025 we do not have any forward/futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, deferred revenue, convertible debentures, and lease obligations, and entering into SFD® survey contracts which are priced in US$.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at December 31, 2024, the Company held net United States dollar liabilities totaling approximately US$7,130,144.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2024 would have had an approximately $1,025,671 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

We periodically invest available cash in short-term investments that generate interest income that will be affected by any change in interest rates. At December 31, 2024 there were no short-term investments held by the Company. The Company’s long-term debt interest is fixed at 4% until 2031 and the 2024 Debentures, the November Debentures and the Ataraxia Debentures carry an interest rate of 10% until their maturity date which, in the case of each such convertible debentures, is two years after issuance. Any refinancing of the convertible debentures, or new debt financing could result in a significantly different interest rate. We currently do not have any variable interest rate debt.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F for the year ended December 31, 2024

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure. As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2024, its DCPs are not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company's CEO and CFO, together the "Responsible Officers", are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company's quarterly and year-end consolidated financial statements, Form 20-F and Management Discussion and Analysis are being prepared.

As of December 31, 2024, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2024. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2024 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

20-F for the year ended December 31, 2024

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

The Responsible Officers concluded that, as at December 31, 2024, its ICFR is not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company's consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the CFO engages subject matter consultants as the need arises.

Changes in Internal Controls

There were no changes to the Company’s ICFR in 2024.

It should be noted that a control system, including the Company's DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2024.

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

During 2024, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

20-F for the year ended December 31, 2024

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Audit fees1.	$260,010	$261,803	$407,670
Audit-related fees	-	-	-
Tax fees2.	-	-	12,273
Total fees	260,010	261,803	419,943

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On April 25, 2023, KPMG LLP (“KPMG”), which was serving as NXT’s Principal Accountant, informed NXT that it had declined to stand for reappointment as NXT’s independent auditor for the audit of the fiscal year ended December 31, 2023. The resignation of the Predecessor Auditor was considered and approved by the Audit Committee and the Board of Directors of the Company. There is no dispute between NXT and KPMG and KPMG performed the interim review services for NXT in connection with the Company’s fiscal quarter ended March 31, 2023.

KPMG’s report on the Company’s financial statements for the fiscal year ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows: KPMG LLP’s report on the consolidated financial statements of NXT for the year ended December 31, 2022 contained a separate paragraph stating that “As discussed in Note 1 to the consolidated financial statements, the Company’s current and forecasted cash and cash equivalents position are not expected to be sufficient to meet its obligations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the 2022 fiscal year of the Company, and through the date of this annual report on Form 20-F, there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in their report, or any “reportable event” as that term is defined in Item 16F(a)(1)(v) of Form 20-F except for the material weakness in the Company’s internal controls over financial reporting disclosed in Item 15 of the Company’s Form 20-F for the fiscal year ended December 31, 2022.  The material weaknesses relating to the effectiveness of internal controls have not been remediated as of the date of this Form 20-F.

The Company has provided KPMG with a copy of the foregoing disclosure and has requested and received from KPMG a letter addressed to the SEC stating whether they agree with the above statements.

MNP LLP was appointed auditor of the Company as of the fiscal year ended December 31, 2023 at the annual meeting of shareholders on August 2, 2023.

20-F for the year ended December 31, 2024

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

NXT has adopted an insider trading policy NXT’s insider trading policy is contained in its code of ethics. The policy governs the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to NXT.

The trading of NXT stock and other NXT securities in the market by an insider, based upon material, non-public information, or by others who have acquired material, non-public information by any means, is prohibited and subjects the user of such information to legal risks, including civil or even criminal penalties.

Material information is any information that an independent investor might consider important in deciding whether to buy, sell or hold securities of NXT.  Such information includes financial results; financial forecasts; changes in dividends; possible mergers, acquisitions, divestitures or joint ventures; and information concerning significant discoveries, important product developments, major litigation developments, and major changes in business directions.

Insiders may not buy or sell NXT stock until a “reasonable time” (defined as a minimum of 2 full business days) has passed after the information has been disclosed to the public via a press release that is issued by NXT on a newswire service.

A blackout period prohibiting any Insider trading is imposed by NXT when material information has not been disclosed to the public.  Examples include the period of time prior to the public release of scheduled quarterly and year-end financial results on SEDAR+ and prior to news releases related to other material information.

Material information is considered to be non-public unless it has been adequately disclosed to the public by way of public filings with securities regulatory authorities (such as SEDAR+ in Canada, and EDGAR in the USA) or issuance of Company press releases.

All insiders must exercise caution not to disclose material information to outsiders, either intentionally or inadvertently, under any circumstances.  NXT policy forbids giving confidential information about the Company to outsiders except under limited circumstances as approved by legal counsel.

The Insider Trading Policy is filed as Exhibit 11.2 to this Form 20-F.

20-F for the year ended December 31, 2024

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

Our cybersecurity risk assessment and management processes are implemented and maintained by our CFO and our IT Manager wo conduct regular briefing with our staff for education and compliance. The Company’ board of directors plays a crucial role in overseeing our company’s cybersecurity posture including receiving periodic updates on cybersecurity matters from our IT Manager.

20-F for the year ended December 31, 2024

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles and included in Item 18 to this annual report.

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes for the years ended December 31, 2024, 2023 and 2022, together with the reports of MNP LLP, Chartered Professional Accountants and KPMG LLP (Exhibit 15.1), have been prepared in accordance with U.S. generally accepted accounting principles and are attached as exhibit 15.1 hereto and are incorporated into the annual report.

20-F for the year ended December 31, 2024

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

4.5	Stock Option Plan

5.1	Ataraxia Convertible Debenture Subscription Agreement

5.2	Ataraxia Investor Rights Agreement

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.2	Insider Trading Policy

20-F for the year ended December 31, 2024

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of MNP LLP for the years ended December 31, 2024 and 2023 and Audit report of KPMG LLP for the year ended December 31, 2022

15.2	Consent of MNP LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2024

15.4	Management’s Discussion and Analysis for the year ended December 31, 2023

15.5	Consent of KPMG LLP

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File

# Indicates management contract or compensatory plan.

20-F for the year ended December 31, 2024

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	"/s/ Bruce G. Wilcox"
Bruce G. Wilcox
Director and Chief Executive Officer

Dated: April 29 2025

20-F for the year ended December 31, 2024

