Form 20-F
period 2025-12-31
NXT Energy Solutions Inc.
filed 2026-04-30
CIK 1009922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ Registration Statement Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934
OR

☒ Annual Report Pursuant To Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025.
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

118,596,228 common shares outstanding as of December 31, 2025 (119,487,040 common shares outstanding as of April 30, 2026).

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

 20-F for the year ended December 31, 2025

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

•	Execution of the African SFD® Survey (as defined herein);
•	execution of the South Asia SFD® Survey (as defined herein);
•	execution of the AL-Haj Enterprises Private Limited SFD® Survey (as defined herein);
•	the Company’s ability to successfully work with Synergy and Ataraxia (each as defined herein) to develop future business in the African continent;
•	expectations regarding the amortization of the Company’s intellectual property (“IP”) assets;
•	that the SFD® technology may reduce the need for seismic in wide-area reconnaissance;
•	expectations regarding maintenance performed on the Company’s leased aircraft;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	the Company’s ability to use alternative strategies to reduce the volatility of US dollar liabilities;
•	expectations regarding the future vesting, settlement and expiry of securities issued in connection with the Company’s share-based compensation plans;
•	the development, commercialization, and protection of the SFD® technology for geothermal resource exploration;
•	the extent to which expanding the Company’s scope of business to include exploring for both hydrocarbon and geothermal resources is anticipated to result in an expansion of its scope of revenue sources;
•	the Company’s pursuit of opportunities to secure new revenue contracts;
•	expectations regarding competition within the industries in which the Company operates;
•	the Company’s ability to continue operating as a going concern;
•	the Company’s ability to continue making payments on its office lease, its aircraft lease and the effects of any default under either such lease;
•	the Company’s ability to repay the amounts owing under the HASCAP Loan (as defined herein) over it remaining term;
•	the timing and value of payments owing under the Company’s office lease;
•	the Company’s belief that its current cash position is not expected to be sufficient to meet obligations and planned operations for the year beyond the date that the audited consolidated financial statements have been issued;
•	expectations regarding the Company’s DCPs and ICFR (each as defined herein), including the Company’s ability to further adjust such DCPs and ICFR to mitigate material weaknesses going forward;
•	estimates related to the Company’s future financial position and liquidity, including certain contractual obligations; and
•	the Company’s general business strategies and objectives.

 20-F for the year ended December 31, 2025

Such forward-looking information is based on several assumptions which may prove to be incorrect.  Assumptions have been made with respect to the following matters, in addition to any other assumptions identified in this document:

•	our ability to develop and market our SFD® technology and services to current and new customers;
•	our belief that our SFD® technology is technically superior to other airborne survey systems;
•	our ability to source personnel and equipment in a timely manner and at an acceptable cost;
•	our ability to obtain all permits and approvals required;
•	our ability to obtain financing on acceptable terms;
•	our ability to obtain insurance to mitigate the risk of default on client billings;
•	our assessment of the office lease being reasonable;
•	our assessment of potential indicators of impairment and recognition of SFD® related revenue;
•	the estimated minimum annual commitments for the Company’s lease components;
•	foreign currency exchange and interest rates; and
•	general business, economic, and market conditions (including global commodity prices and inflation.

Although NXT believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on them as NXT can give no assurance that such expectations will prove to be correct. Forward-looking information is based on expectations, estimates, and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by NXT and are described in the forward-looking information. Material risks and uncertainties include, but are not limited to:

•	the ability of management to execute its business plan, including their ability to secure additional new revenue contracts;
•	our ability to successfully advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;
•	health, safety, and the environmental factors;
•	our ability to develop and commercialize the geothermal technology;
•	our ability to service existing debt;
•	our ability to protect and maintain our IP and rights to our SFD® technology;
•	our reliance on a limited number of key personnel;
•	our reliance on a single aircraft;
•	our reliance on a limited number of clients;
•	counterparty credit risk;
•	foreign currency and interest rate fluctuations;
•	trade and tariffs risks, especially on oil and gas imports and aircraft operating supplies;
•	the likelihood that the Company’s DCPs and ICFR (each as defined herein) will prevent or detect material misstatements in our audited consolidated financial statements;
•	changes in, or in the interpretation of, laws, regulations, or policies; and
•	general business, economic, and market conditions (including global commodity prices).

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

 20-F for the year ended December 31, 2025

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

Our ability to continue operating.

NXT continues to make progress toward realizing widespread commercialization of its SFD® technology. The Company’s ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that the commercialization phase can last for several years, and that it can have significant economic dependence on a small number of clients, which can have a material effect on the Company’s operating results and financial position. During 2025 the Company realized positive operating cash flow.

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

During 2024 the Company completed an SFD® survey and received deposits on three other SFD® surveys planned to be executed in 2025 (the “2025 SFD® Surveys”). As of the date of this 20-F, the Company has finished one of those SFD® surveys and the interpretation phase of two of the 2025 SFD® Surveys. In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately US$6,172,000 of which US$6,127,000 of the original proceeds have been converted to common shares at December 31, 2025.

 20-F for the year ended December 31, 2025

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

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD®-related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

Availability of Aircraft.

If NXT’s aircraft is not available (due to damage, a need for extensive repairs, or other unforeseen events) to conduct survey projects, there is a risk that suitable alternative aircraft may not be available on a timely basis from other charter operators when needed. This inability to conduct survey operations could have a material adverse effect on the Company’s business, financial condition and results of operations.

 20-F for the year ended December 31, 2025

Debt Service

NXT has financed a portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by NXT may impair NXT’s ability to satisfy its other obligations. All of NXT’s debt is fixed rate. The lender has been provided with security over substantially all of the assets of NXT. If NXT becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may be able to foreclose on or sell the assets of NXT.

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

The Company is exposed to foreign exchange risk in relation to its potential holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company has not historically entered into hedging contracts to mitigate exposure to fluctuations in foreign exchange but has used strategies to reduce the volatility of US$ assets and liabilities, including converting excess US$ to Canadian dollars.

Changes in currency exchange rates could have an adverse effect on the Company’s business, financial condition and results of operations.

Our net income or loss is impacted by interest rate fluctuations.

We periodically invest available cash in short term investments that generate interest income that will be affected by any change in interest rates. The Company’s long-term debt interest is fixed at 4% until 2031. Any refinancing of the long-term debt could result in a significantly different interest rate.

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

 20-F for the year ended December 31, 2025

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

We may periodically enter into related party transactions. One of the members of NXT’s Board is a partner at the law firm Norton Rose Fulbright Canada LLP, which provides legal services to NXT. Another member of the Board was a board member of Pana Holdings Mauritius, the parent company of Ataraxia Capital (“Ataraxia”) until May 1, 2025. A third member of the Board is an employee of Mork Capital (defined below), which held two-year term convertible debentures until June 26, 2025.

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

A risk exists that an unknown party may claim some legal entitlement to our IP, our rights to commercialize this IP, or our right to create SFD® devices and processes. However, we believe that such a claim would be without merit.

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

As explained in more detail below, on December 22, 2025, all the retained or otherwise remaining rights, title and interest in and to the SFD® Technology were acquired by the Company from the estate of George Liszicasz.

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

 20-F for the year ended December 31, 2025

The financial statements rely upon estimates and assumptions that could be incorrect.

In preparing these Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management’s best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

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

 20-F for the year ended December 31, 2025

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

So far, SFD® patents have been granted in India (July 2021), Russia (January 2017), Japan (July 2017), Canada (August 2017), Mexico (September 2017), the United States (two patents were granted in November 2017 and September 2018, respectively), China (April 2018), and in the European Patent Office (January 2020). In summary, the total number of countries granting our patents is forty-seven. The patents serve an important purpose of the protection for our proprietary SFD® technology. The patents also serve as multiple independent third-party recognitions of the technological invention in terms of practical applicability, conceptual novelty, and knowledge advancement.

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

 20-F for the year ended December 31, 2025

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

 20-F for the year ended December 31, 2025

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

Currently, there are no restrictions (other than the payment of local withholding taxes) on the repatriation back to Canada of our earnings in foreign countries in which we have operated, however, there can be no assurance that significant restrictions on repatriation to Canada of earnings will not be imposed in the future.

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

For example, in South American countries in which we have operated, SFD® surveys must comply with additional requirements not encountered in Canada and the United States, including customs obligations and bonds related to the importation and exportation of the aircraft into the country, obtaining permits from the local aviation authority, and obtaining permits from the local Air Force. We have successfully operated in South America, Africa, Asia, and other global regions in accordance with these typical requirements.

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

 20-F for the year ended December 31, 2025

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms.

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. On December 31, 2025, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings. The Company manages accounts receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.

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

Tariff and Trade Risk

Ongoing geopolitical tensions may lead to trade restrictions or tariffs that may impact NXT’s business. Tariffs, imposed on products imported into ANADA, including operating and aircraft supplies would and do increase costs. Tariffs may disrupt trade and increase energy costs. Depending on responses from Canada on tariffs, trade tensions may exacerbate and could potentially escalate into a broader trade war, further impacting the economy and destabilizing markets – including the oil and natural gas market. Trade restrictions and tariffs may also increase volatility in, or have an adverse impact on, exchange rates and interest rates. Such occurrences may materially affect NXT’s business, cashflows and financial position.

 20-F for the year ended December 31, 2025

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

We are organized under the laws of Alberta, Canada and substantially all of our assets are normally located in Canada. In addition, three of our current members of our Board and our officers are residents of Canada or Ireland. As a result, it may be impossible for you to affect service of process upon us or these individuals within the U.S. or to enforce any judgments in civil and commercial matters, including judgments under U.S. federal securities laws. In addition, a Canadian court may not permit you to bring an original action in Canada or to enforce in Canada a judgment of a U.S. court based upon civil liability provisions of the U.S. federal securities laws.

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

 20-F for the year ended December 31, 2025

14

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

Our registered office is located at 302, 3320 – 17th AVE SW, Calgary, Alberta, Canada, T3E 0B4 and our telephone number is (403) 264‑7020.

We are a reporting issuer in Alberta, Ontario, and British Columbia and are principally governed by the Alberta Securities Commission in accordance with the Securities Act (Alberta) and the Business Corporations Act (Alberta).We are a foreign private issuer under United States securities laws and are subject to the regulation of the US Securities and Exchange Commission in accordance with the Exchange Act.

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

Upon execution of the TTA, Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for use in the field of hydrocarbon exploration. For further details of the TTA, see “Exhibit 4.1”.

On April 18, 2021 the TTA was amended so that Mr. Liszicasz transferred to us all his rights and entitlements to the SFD® technology for the use in the field of geothermal resources. All other all rights, title, and interest in and to the SFD® technologies for all other commercial applications remained with Mr. Liszicasz.

On December 23, 2025, NXT acquired remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology. As a result of this transaction, NXT now holds full ownership of the SFD® technology across all present and future applications, sensor uses, and geophysical targets, including, but not limited to mineral systems and other strategic subsurface resources.

Our business does not normally rely on significant capital expenditures other than required regulatory additions to the aircraft. For 2026 we do not anticipate further significant upgrades for the aircraft. For the last three fiscal years, the Company made capital expenditures for property and equipment of $89,448 (2025), $27,029 (2024), and $32,322 (2023).

The Company does not currently have any significant capital expenditures in progress, or planned for the short term.

 20-F for the year ended December 31, 2025

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

We utilize our proprietary, airborne SFD® survey system to provide a service for the geothermal and oil and gas exploration industry. NXT provides a rapid and cost-effective method for our clients to evaluate large land areas for their exploration potential. Recently NXT’s principal markets have been in Africa and Asia.

SFD® sensors remotely respond to gravity perturbations that are associated with subsurface density and stress regimes that are meaningful for hydrocarbon and geothermal exploration. These responses are captured as raw data that, when interpreted, can provide a qualitative method to detect the presence of geological features such as structures, faults, fractures and reefs that are often associated with fluid accumulations and transport. The SFD® technology can be deployed over any terrain in onshore, offshore and near-shore environments and has been used both for prospect level exploration and as a reconnaissance tool in frontier and under-explored areas. The SFD® survey system has been demonstrated to quickly focus exploration resources, offering the benefit of reducing the risk, time and expense associated with the upstream cycle. As part of NXT’s SFD® services, recommendations with rankings are provided to the customer enabling them to prioritize their highest value prospects for exploration.

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

NXT has been effective in positioning the SFD® method as an established geophysical tool for oil and gas exploration following the successful completion of projects in Canada, the United States, Columbia, Argentina, Bolivia, Mexico, Pakistan, Africa, Türkiye, and most recently in South East Asia. Our efforts have been supported with the publication of technical papers, creation of project case studies and the development of a strong list of references and recommendation letters. In addition, NXT has now been granted patents or received patent allowance in forty-seven separate countries.

 20-F for the year ended December 31, 2025

Our overall objective remains to continue to increase industry awareness and appreciation of the value of our SFD® survey system and our strategy to achieve this includes maximizing client endorsement opportunities (such as through joint case studies) and targeting the most appropriate markets (i.e., where SFD® provides the maximum benefits). Our specific tactics include:

1.	focusing the majority of sales resources on high profile primary markets with national oil companies that offer maximum opportunities for success;

2.	building upon success in this initial market, and step out to other markets in Latin America, the Middle East, Africa South East Asia, and South Asia;

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

As we continue to progress and grow our project pipeline on a fee-for-survey-projects basis, we remain optimistic given our progress during 2025. We conduct our operations in line with the Company’s HS&E policies and safety management systems.

Description of the principal markets in which the Company competes

We provide our services in any region of the world where oil and gas exploration activities are conducted. However, we choose to be strategic and focus our limited marketing and sales resources in a limited number of markets.

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

Revenues for 2025, 2024 and 2023 were generated solely from the Hydrocarbon Right. There were no revenues from the Geothermal Right in any of the periods.

A summary of SFD® related revenues derived in our primary geographic market segments for the last 3 fiscal years, and highlights of global survey operations, follows:

	For the years ended December 31,
	2025	2024	2023
Asia	$2,886,268	$644,294	$2,145,716
Africa	13,465,018
Total International	16,351,286	644,294	$2,145,716
Canada	-	-	-
	16,351,286	644,294	2,145,716

 20-F for the year ended December 31, 2025

International Markets

SFD® Survey in Pakistan

On December 4, 2025, the Company announced that it successfully completed the data acquisition phase in Pakistan for its SFD® survey with AL-Haj Enterprises Private Limited (the “AL-Haj SFD® Survey”). NXT’s interpretations were completed in Q1-26 and recommendations are expected to be delivered to the customer by the end of Q2-26.

SFD® Surveys in Africa

On September 24, 2024, the Company announced that it signed a contract with its Strategic Alliance Partner, Synergy, to provide a second SFD® survey for an oil and gas exploration company in Africa (the “African SFD® Survey”). NXT has now completed SFD® data acquisition and interpretation of the African SFD® Survey.

On May 1, 2025, the Company announced that it has entered into an additional contract with Synergy, to provide an SFD® survey in Africa. Data acquisition operations for this SFD® contract are expected to commence in the second quarter of 2026, and NXT’s interpretations and recommendations for both African SFD® Surveys are expected to be delivered to the client in the third quarter of 2026.

SFD® Survey in Southeast Asia

On May 22, 2024, the Company announced that it entered a contract to provide an SFD® survey to an independent oil and gas exploration company in Southeast Asia (the “Southeast Asia SFD® Survey”). Interpretation of the survey results and recommendations with respect to this survey were completed in July 2025.

SFD® Survey in Türkiye

On September 5, 2023, the Company announced that it had signed a contract to provide an SFD® survey to an independent oil and gas exploration company in Türkiye, which is strategically located at the junction of Eastern Europe, Central Asia and the Middle East (the “Turkish SFD® Survey”). NXT delivered the final SFD® survey results to its Turkish customer and performed the integration of SFD® data with the customers’ existing geological and geophysical data in March 2024. All flight operations related to the data acquisition survey phase were completed in January 2024. As part of NXT’s SFD® services, recommendations with rankings are provided to the customer identifying their highest value prospects for exploration. NXT has been fully paid for this survey and is actively pursuing additional SFD® survey opportunities in the Turkish region.

SFD® Survey in South Asia

On April 8, 2026 NXT announced that it has entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia. Details of this typical survey are to remain confidential at this time, at the Client’s request. Data acquisition operations for this contract are expected to commence by the third quarter of 2026, and NXT’s interpretations and recommendations are expected to be delivered during the fourth quarter of 2026.

Geothermal Update

Geothermal SFD® Survey in Alberta, Canada

On August 21, 2024, the Company announced that it entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc. (“AGRRI”). The AGRRI survey is an important milestone in NXT’s development of the geothermal application of our SFD® technology; our first geothermal survey for a client. The value to NXT is to demonstrate the commerciality of SFD® in the geothermal domain. The survey has been performed and results are being reviewed.

Description of seasonality of the Company’s main business

There is no seasonality to our business. NXT does however, have a very cyclical business, as revenue activity is dependent upon the level of capital investment in exploration drilling in the oil & gas industry and the size and timing of a limited number of SFD® survey contracts each year.

 20-F for the year ended December 31, 2025

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

In order to conduct our survey operations, we require the following:

•

Survey aircraft – Air Partners Corp. (“Air Partners”), a Calgary-based air-charter operator, provides crew and maintenance services for our survey operations worldwide. In December 2015, we acquired a 1997 Cessna Citation Ultra 560 jet aircraft, from Air Partners, which was previously made available to NXT to charter.  In April, 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary-based international aircraft services organization.  On March 22, 2024, the Company extended its Aircraft lease for three years, until March 28, 2027 (the “Aircraft Lease”).  The Aircraft Lease was converted to a capital lease and the Company will own the aircraft at the end of the lease. We currently rely on Air Partners to manage and operate the aircraft which we use for our SFD® survey operations.

•

SFD® sensors – All of our current 35 survey sensors were manufactured in-house.  Certain machining is required by third-party machine shops, with final assembly performed by our technical staff. The sensors, once assembled, require flight testing prior to being considered acceptable for operational use. Not all sensors meet the performance criteria for operational use; however, we have demonstrated our ability to manufacture new functional SFD® sensors.

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

Summary information on dependence on patents, licenses, and contracts

Patents

In May 2012, we commenced a “provisional” patent application process in the United States and formally filed an SFD® technology patent on May 22, 2013, which was subsequently published on November 28, 2013. We intend to continue expanding the process with additional formal patent applications in the future. We understand that our right to patent the SFD® technology is not compromised by our ongoing commercial use of the technology, as the components of the SFD® technology have never been disclosed to third parties (except under very limited and confidential terms) or released in any manner into the public domain.

 20-F for the year ended December 31, 2025

In 2017, NXT expanded and protected its IP (including patenting and new research and development initiatives). Squire Patton Boggs LLP, a United States-based leader in IP protection, has been advising NXT on its IP strategy, including the prior filing of an initial United States provisional patent application in May 2012. In November 2014, NXT filed a related patent amendment submission in the United States and since undertaken new patent applications in select strategic international markets.

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

 20-F for the year ended December 31, 2025

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

Facilities / Office Premises

NXT leases 7,300 square feet of office premises at 3320 – 17th Avenue SW in Calgary, Alberta, Canada. The lease expires in September 2030.

 20-F for the year ended December 31, 2025

Aircraft

In order to perform our survey services, NXT is required to fly the survey area in a jet aircraft. On March 22, 2024 the Company extended its aircraft lease for three years, until March 28, 2027. The aircraft lease was converted to a capital lease and the Company will own the aircraft at the end of the lease. Terms of the extension include a principal of US$1,210,000, an interest rate of 12%, and monthly payments of US$40,189. The Company has an early purchase option to acquire the aircraft on September 28, 2026.

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

•

SFD® Signal Conditioning Unit – This self-contained unit contains electronic circuits and high-capacity batteries for powering the sensors and for stabilizing and conditioning electronic signals. All sensor output is directly connected to this unit and after signal conditioning is completed, all output is forwarded to the computer system.

•

Data Acquisition System – This is used in conjunction with the SFD® sensor array on surveys. Our Data Acquisition System is a compact, portable computer system which concurrently acquires the electronic digital signals from the SFD® sensor array and other pertinent client data, including the GPS location information of the data.

•

Interpretation Theatre – Once returned to our base of operations, the SFD® data collected is processed and converted into a format that can be used by our interpretation staff using systems consisting of generally off-the-shelf computer equipment, high-definition monitors, projectors and screens. This equipment is generally permanently set up at our Calgary office facility.  A remote SFD® data interpretation theatre is available and may be deployed during survey operations and would be set up in a facility at the survey client’s city.

Oil and Gas Properties

We have minor historical interests in a limited number of acreage holdings of undeveloped lands in western Canada. These assets are not a material asset and have been written off in our financial statements. We are not affected by any significant environmental concerns, nor is there any planned significant capital additions contemplated. We have accrued approximately $23,311 for asset retirement obligations related to the minor non-operating interest in these oil and gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

 20-F for the year ended December 31, 2025

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

A. Operating results.

Overall Operational Performance

Selected Annual Information	For the year ended December 31,
	2025	2024	2023
SFD® related revenue	$16,351,286	$644,294	$2,145,716
Net loss and comprehensive loss	(2,317,149)	(9,077,795)	(5,451,112)
Net loss per common share - basic	$(0.02)	$(0.12)	$(0.07)
Net loss per common share-diluted	$(0.02)	$(0.12)	$(0.07)
Net increase in cash	2,846,743	328,682	138,276
Cash and cash equivalents	3,577,138	730,395	401,713
Short-term investments	343,075	-	-
Total assets	19,311,880	14,026,301	15,184,760
Lease liabilities	1,573,302	2,301,542	595,517
Long-term debt	601,852	712,963	824,074
Convertible debentures	89,826	9,174,957	3,355,989

Summary financial highlights for the last three fiscal years are as follows:

Financial Highlights for 2025

2025 has been a transformational year for NXT. Strategic initiatives undertaken in 2023 are now taking shape. Revenue increased from 644,284 in 2024 to $16,351,286 in 2025, a 2,437% increase. Operating cash inflow improved $5,132,508 versus 2024. Net loss improved by $6,760,646 versus 2024. These favourable financial numbers were all the result of the Company executing on three SFD® surveys in three different parts of the world. In December 2025 we acquired all the remaining and future rights and applications for the SFD® technology giving us unencumbered ability to further develop the technology. In November 2025 we secured a US$2.0 million investment to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada, opening up new opportunities for the Company. With this progress, convertible debenture holders showed their confidence by converting 100% of their convertible debentures into common shares giving NXT a strong balance sheet with strengthened working capital and overall financial position.

The 2025 result was heavily skewed by a non-cash accounting charge. The company recognized a loss of $5.4 million on the fair value remeasurement of its convertible debentures. This charge is a direct result of the increase in NXT’s common share price during the period and conversion dates, which increased the liability value of the conversion feature. This accounting requirement masks a much stronger underlying operational performance.

~~•~~	the Company recorded SFD®-related revenues of approximately $16.35 million for YE-25 versus $0.64 million for YE-24;
~~•~~	Net loss for YE-25 compared to YE-24 improved by $6.76 million or by $0.10 per share-basic and share-diluted;
~~•~~

on December 23, 2025, NXT acquired all remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®  SFD®, and as a result has full ownership of the SFD® technology;

~~•~~	in December 2025 the Company completed the acquisition phase of the Al-Haj SFD® Survey in Pakistan;
~~•~~	net working capital was approximately $5.26 million at December 31, 2025, an increase of $11.9 million since December 31, 2024, or 179%;

 20-F for the year ended December 31, 2025

~~•~~	cash and short-term investments as at December 31, 2025 were approximately $3.92 million;
~~•~~

on November 24, 2025, the Company received a US$2,000,000 strategic investment by way of the 2025 Private Placement (Defined below) of common shares to its largest shareholder MCAPM LP to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada;

~~•~~	cash flow provided by operating activities was approximately $1.16 million during YE-25, compared to $3.97 million used by operating activities in YE-24;
~~•~~

for YE-25 the net loss was $2.32 million, including non-cash charges for stock-based compensation expenses (“SBCE”), amortization expenses and remeasurement loss, all totaling approximately $8.04 million, versus a net loss of $9.08 million in YE-24;

~~•~~	net loss per share for YE-25 was $0.02 per share (basic and diluted), versus a net loss of $0.12 per share (basic and diluted) in YE-24;
~~•~~	general and administrative expenses (“G&A”) increased by approximately $0.28 million (7%) in YE-25 as compared to YE-24;
~~•~~	in July 2025 the Company completed the integration phase of the Southeast Asia SFD®;
~~•~~

On May 1, 2025, the Company announced that it has entered into a second contract for 2025 with its Strategic Alliance Partner, Synergy E&P Limited (“Synergy”), to provide an SFD® survey in Africa.  Data acquisition operations for this SFD® contract are still expected to commence in 2026;

~~•~~	the Company completed data interpretation for the first African SFD® survey flown for Synergy; and
~~•~~

on May 30, 2025, Ataraxia converted US$2,300,000 of convertible debentures into 13,540,208 commons shares and on June 26, 2025, MCAPM LP and Micheal P. Mork (“Mork Capital”) converted US$3,375,000 of convertible debentures into 15,605,088 common shares

Financial Highlights for 2024

•

On September 24, 2024 the Company announced that it entered a contract with its Strategic Alliance Partner, Synergy E&P Technologies Limited (“Synergy”) to provide a repeat SFD® survey in Africa for an oil and gas exploration company.  The Company mobilized for this SFD® survey on December 30, 2024.  In January 2025, NXT completed SFD® data acquisition over 14 flight days for the SFD® survey in Africa.  NXT’s interpretation and recommendations are expected to be delivered during the second quarter of 2025;

•	NXT was awarded an SFD® survey in Pakistan, by AL-Haj Enterprises Private Limited, in the Northern Suleiman Fold Belt, commenced in Q4-25;
•	On August 21, 2024 the Company entered into a contract to provide a geothermal SFD® survey to Alberta Geothermal Resource Recovery Inc;
•	NXT completed the Turkish SFD® Survey, delivered the final results thereof to its Turkish customers and completed the integration of SFD® data with existing geological and geophysical data;
•	NXT’s SFD® awarded Best Exploration Technology at the 2024 Gulf Energy Information Excellence Awards;
•	NXT was named a finalist for the Energy Transition Award - Upstream category at the 2024 Annual Platts Global Energy Awards;
•	the debentures issued to MCAPM, LP were finalized for a total of US$2.0 million (approximately CDN$2.7 million);
•

the Company received US$900,000 (approximately CDN$1,227,291) for convertible debentures from Ataraxia under the same terms as the Ataraxia Subscription Agreement (defined herein) signed between Ataraxia and NXT in 2023, except for the conversion price of US$0.24 per common share versus US$0.143 in 2023;

•

On March 22, 2024 the Company extended its lease on its aircraft for an additional three years as a capital lease.  Under the terms of the lease, the Company will own the aircraft at the end of the term;

•	NXT surrendered approximately 3,207 square feet, or approximately 31% of its current office space to its landlord, and extended its lease on the reduced office space until September 30, 2030;
•	cash and short-term investments at December 31, 2024 was approximately $0.73 million;
•	net working capital was approximately ($6.68) million at December 31, 2024 versus approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $0.64 million 2024 versus $2.15 million for 2023;
•	a net loss of $9.08 million was recorded for 2024, including SBCE, amortization expense and remeasurement loss, all totaling approximately $2.45 million;
•	net loss per common share for 2024 was $0.12 per share (basic) and $0.12 per share (diluted);
•	cash flow used in operating activities was approximately $3.97 million during 2024, compared to $4.83 million used in 2023; and
•	G&A increased by approximately $0.63 million (16%) in 2024 as compared to 2023.

 20-F for the year ended December 31, 2025

Financial Highlights for 2023

•	the Company commenced the Turkish SFD® Survey for an independent oil and gas exploration company in Türkiye.
•	the first two tranches of the November Debentures (defined below) were received for a total of US$1.15 million (CDN$1.58 million) of cash;
•	ten-year strategic partnership in Africa with Synergy as described below;
•	The 2023 Ataraxia Debenture contributed $1.90 million of cash as defined and described below;
•	2022 Private Placement (defined below) contributed $1.62 million of cash;
•

In Q1-23 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed: 1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million;

•	cash at December 31, 2023 was approximately $0.40 million;
•	net working capital was approximately ($1.86) million at December 31, 2023;
•	the Company recorded SFD®-related revenues of approximately $2.15 million;
•	a net loss of approximately $5.45 million was recorded for 2023, including SBCE and amortization expense of approximately $1.97 million;
•	net loss per common share for 2023 was $0.07 per share (basic) and $0.07 per share (diluted);
•	cash flow used in operating activities was approximately $4.83 million in the 2023 financial year; and
•	G&A expenses decreased by approximately $0.32 million (8%) in 2023 as compared to 2022.

Consolidated Statements of Net Loss
	2025	2024	2023
SFD® related revenue	$16,351,286	$644,294	$2,145,716

SFD® related costs	5,758,141	2,021,768	2,249,126
General and administrative	4,329,325	4,045,778	3,420,143
Amortization expense	1,920,733	1,887,013	1,759,473
	12,008,199	7,954,559	7,428,742
Other expense, net	6,163,271	1,767,530	168,086
Loss before income taxes	(1,820,184)	(9,077,795)	(5,451,112)
Income tax expense	496,965	-	-
Net loss for the year	(2,317,149)	(9,077,795)	(5,451,112)

Revenue and expenses for the years ended December 31, 2025, 2024 and 2023

SFD® related revenues – During 2025 NXT continued to diversify its sources of revenue through contracts in several regions allowing it to reduce concentration risk in a single geography and showing the broader acceptance of the SFD® technology. In YE-25, SFD®- related revenue was from three SFD® surveys.

 20-F for the year ended December 31, 2025

In 2024 and 2023 the Company recorded revenues from Turkish SFD® surveys.

SFD® related costs – SFD® related costs include lease expenses and aircraft operation and maintenance costs. In 2025, 2024 and 2023, the Company incurred aircraft operation costs for aircraft lease, handling, maintenance costs and SFD® survey operations. In 2025, aircraft lease costs were $nil because as of March 22, 2024, the Company extended its aircraft lease for an additional three years and converted the lease into a finance lease. As a result, amortization and interest increased $21,794 in 2025 versus 2024. Aircraft operations were $1,306,600 (86%) higher as scheduled maintenance was performed on the aircraft after the African SFD® and Southeast Asia surveys. Survey project costs were $2,521,010 (approximately 621%) higher versus 2024 as the Company incurred costs for the three SFD® surveys in 2025 versus two smaller surveys in 2024.

During 2024, aircraft operations were $647,939 (approximately 74%) higher as pilot training and required maintenance were performed before the mobilization of upcoming SFD® Surveys. Survey projects were $602,521 lower due to costs incurred to perform the Turkish SFD® Survey in Q4-23. Aircraft lease costs were approximately 75% lower due to the conversion of the lease from an operation lease to a finance lease. $364,013 of lease costs in 2023 were partially offset by approximately $311,190 of lease, depreciation and interest costs in 2024.

In 2023 the Company incurred increased SFD® related costs due to the Turkish SFD® survey.

G&A- G&A is a major component of NXT’s total expenses. The categories included in G&A are as follows:

G&A		For the year ended December 31,
	2025	2024	2023
Salaries, benefits, and consulting charges	$1,636,261	$1,791,482	$1,512,150
Board, professional fees, and public company costs	899,523	899,797	753,468
Premises and administrative overhead	779,575	782,218	822,019
Business development	311,086	303,546	91,235
Total G&A before Stock based compensation	3,626,445	3,777,043	3,178,872
Stock based compensation	702,880	268,735	241,271
Total G&A	4,329,325	4,045,778	3,420,143

G&A expenses increased $283,547, or 7%, in 2025 compared to 2024 for the following reasons:

•

salaries, benefits, and consulting charges decreased $155,211 or 9%, due to salaries being allocated to SFD®-related costs to support the SFD® surveys, offset by one additional staff, annual salary and benefit increase, and vacation timing;

•

board and professional fees and public company costs decreased $274 or 0% due to SEC related regulatory costs that were offset by board fees being taken as SBCE by five directors in YE-25, lower legal fees due to the 2025 Private Placement (defined below) expenses being capitalized and lower TSX fees due to reduced financing in YE-25;

•

premises and administrative overhead costs decreased $2,643 or 0%, due to the 31% space reduction as of May 1, 2024.  This was partially offset by additional SFD® survey software expenditures as the Company prepared for its SFD® surveys;

•

SBCE’s were higher in YE-25 versus YE-24 by $434,145 or 162%, as the Company granted RSU to employees in February 2025 and options to directors and employees in February and December 2025.Please see the next section Stock-based Compensation Expenses for further information on the SBCE.

 20-F for the year ended December 31, 2025

G&A increased $625,635 or 18%, in 2024 compared to 2023 for the following reasons:

•	Salaries, benefits, and consulting charges increased $279,332 or approximately 18%, due to commissions and retainers paid for SFD®-related revenue and one additional headcount;
•

Board and professional fees and public company costs increased $146,329 or approximately 19%, due to professional fees related to the convertible debentures and less Board fees were taken as SBCE in YE-24;

•

premises and administrative overhead costs decreased $39,801 or approximately 5%, due to the approximately 30% space reduction as of May 1, 2024.  Please see the section “Contractual Obligations – Leases”. This was offset by additional SFD® survey software expenditures as the Company prepares for its SFD® surveys;

•	business development costs increased $212,311 or approximately 233% due to increased travel related to finalizing SFD® survey contracts.; and
•

SBCE’s were higher in YE-24 versus YE-23 by $27,464 or approximately 11%, mostly due to the Company recognizing expenses related to the Performance Options and increased employee participation in the ESP Plan.   Please see the next section “Discussion of Operations – Stock-based Compensation” for further information on the SBCE.

Stock-based compensation

Stock-based compensation expense	For the year ended December 31,
	2025	2024	2023
Stock Option Expense	$205,859	$118,849	$92,500
Deferred Share Units	155,000	15,000	-
Restricted Stock Units	298,527	40,632	62,441
Employee Share Purchase Plan	43,494	41,619	30,508
Consultant Compensation	-	52,634	55,822
Total SBCE Expenses	702,880	268,734	241,271

SBCE varies in any given year as it is a function of several factors including the number of units of each type of stock-based compensation plan issued in the period and the amortization term (based on the term of the contract and/or number of years for full vesting of the units. Also, SBCE is a function of periodic changes in the inputs used in the Black-Scholes option valuation model, such as volatility in NXT’s trailing share price and for cash-settled stock-based compensation awards variability will occur based on changes to observable prices. Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate determined by the Board. On January 6, 2023, the Company granted 2,050,000 incentive stock options at a strike price of $0.216 to employees, officers and directors (the “2023 Options”). The 2023 Options vest upon the occurrence of several milestones relating to the cash received for SFD® services performed as follows: (i) one-third of the 2023 Options vest upon the collection of US$6.5 million for SFD® services performed; (ii) one-third of the 2023 Options vest upon the collection of the next US$7.0 million for SFD® services performed; and (iii) the final one-third of the 2023 Options vest upon collection of an additional US$7.5 million for SFD® services performed. The Company has reached the first milestone of collecting US$6.5 million for the 2023 Options. The Company estimates that it should reach the remaining two milestones in 2026.

On February 24, 2025, the Company granted 1,400,000 incentive stock options at a strike price of $0.203 to directors of the Company (the “Incentive Options”). The Incentive Options will vest upon the Company achieving a trailing twelve-month free cash flow per share of $0.10. The Company currently estimates that it will achieve this target of $0.10 during Q1-27. Reaching the target has been delayed by one year due to the delayed start date for the second African SFD® Survey and the increase in the outstanding shares due to the 2025 Private Placement (defined below).

On December 16, 2025, the Company granted 4,300,000 additional incentive stock options at a strike price of $0.309 to employees and directors of the Company (the “December 25 Incentive Options”). One half of the December 25 Incentive Options will vest when the Company achieves a trailing twelve-month free cash flow per share of $0.15. The other half will vest when the Company achieves a trailing 12-month revenue of $25,000,000. The Company currently estimates that it will achieve both targets during Q1-27.

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

 20-F for the year ended December 31, 2025

Restricted Share Units (“RSUs”) entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such RSUs or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third on the first, second and third anniversaries of the date of grant. The Company has historically settled the exercise of vested RSUs with common shares and cash. On February 21, 2024, the Company granted 1,035,000 RSUs to employees and officers which will vest over a three-year period. On February 24, 2025, the Company granted 1,875,000 RSUs to employees and officers which will vest over a three-year period.

The Employee Share Purchase Plan (the “ESP Plan”) allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the Toronto Stock Exchange. During 2025, 2024 and 2023 the Company has elected to issue Common Shares from treasury.

SBCE in 2025 was higher compared to 2024 by $434,146 or 162%. The Company began to recognize the expense for both the 2023 Options, the Incentive Options and the December 25 Incentive Options, versus only the 2023 Options in 2024. In addition, five directors received their fees as DSUs during 2025, versus none in 2024. Also, the ESP Plan costs increased as employee contributions increased in 2025 versus 2024. The RSU expense in 2025 reflected the costs of two RSU grants versus one in 2024 and a higher share price.

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

Amortization Expense	For the year ended December 31,
	2025	2024	2023
Property and equipment	$222,219	$188,499	$60,959
Intellectual property	1,698,514	1,698,514	1,698,514
Total Amortization Expense	1,920,733	1,887,013	1,759,473

Property and equipment and related amortization expense. Property and equipment depreciation was higher in 2025 versus 2024 and versus 2023 as the Company converted its aircraft lease to a finance lease in Q2-24, and as a result, began to record the amortization of the aircraft as a depreciating expense over the estimated remaining useful life of approximately ten years for the aircraft. Amortization also decreases each year as the Company uses the declining balance method of amortization, thereby having the effect of lowering amortization each year on existing assets.

 20-F for the year ended December 31, 2025

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

No impairments were recognized in 2025, 2024, or 2023.

Other Expense (Income)	For the year ended December 31,
	2025	2024	2023
Interest expense , net	$516,775	$750,611	$160,262
Foreign exchange loss (gain)	(32,923)	574,106	(8,028)
Loss of fair value remeasurement	5,418,502	296,534	-
Intellectual property	16,154	12,565	12,864
ARO and related expenses	5,727	(1,741)	2,988
Loss on disposal of assets & lease modifications	7,136	135,455	-
Purchase of remaining SFD® technology & rights	231,900	-	-
Total Other Expense, net	6,163,271	1,767,530	168,086

Interest expense, net. This category of other expenses includes interest income earned on short-term investments net of interest expense from the convertible debentures, and long-term debt.

Interest expense decreased $233,836 (31%) in 2025 versus 2024, due to the conversion of convertible debentures in the period between Q2-25 to Q4-25.

Interest expense increased in 2024 versus 2023, due to the Company issuing the Debentures during 2023 and 2024.

Foreign exchange loss (gain). This category of other expenses includes losses and gains caused by changes in the relative currency exchange values of US$ and CDN$. The Company held net US$ asset at December 31, 2025 and a net US$ liability at December 31, 2023 and 2022, which included accounts receivable, cash and cash equivalents, short-term investments, US$ lease obligations, convertible debentures and the security deposit for the aircraft, all of which have an effect on the unrealized foreign exchange gain and loss.

In 2025, even though the CDN$ strengthened versus the US$ by 4.6% since December 31, 2024, the Company still recorded a foreign exchange gain in 2025 as the conversion of the debentures in May and June 2025 was at a higher CDN$/US$ exchange rate.

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

Loss on fair value remeasurement. The Company recognized a loss of $5,418,502 in 2025 on the fair value remeasurement of the November Debentures (defined below) as of December 31, 2025, and also on the debentures converted to common shares (as at June 26, 2025 and September 23, 2025) which have been revalued at their fair value, using level 3 inputs which include the market price, volatility and conversion price of the Company’s common stock as at the conversion dates through 2025, and December 31, 2025. As the share price increased, the fair value of the convertible debentures also increased and vice versa.

  20-F for the year ended December 31, 2025

The Company recognized a loss of $296,534 in the 2024 financial year on the fair value remeasurement of the November Debentures and 2024 Debentures (each as defined herein) due to changes in the US$/CDN$ exchange rates and the Company’s share price.

Intellectual property. In 2025, 2024 and 2023, the Company’s IP and other expenses were associated with periodic patent maintenance and renewal fees required during these time periods.

ARO and related expenses. This category of other expenses primarily includes Asset retirement obligations (“ARO”) related to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years.

Loss on disposal of assets & lease modifications. During Q2-24 the Company reduced its office space by approximately 31% and extended its office lease until September 2030. In Q1-24, the Company extended its Aircraft lease for three years, until March 28, 2027. As a result, the Company recognized a loss on lease modifications in YE-24. In YE-25 the Company disposed of obsolete equipment.

Purchase of remaining SFD® technology & rights. On December 23, 2025, NXT acquired remaining SFD® rights for all present and future applications, sensor uses, and geophysical targets using SFD®, and as a result has full ownership of the SFD® technology. The consideration paid for these remaining SFD® rights have been expensed.

Income tax expense – The Company anticipates that operations in foreign countries during 2025 will give rise to a tax liability in those countries. Below is the estimated tax expense. There was no tax expense in 2024 or 2023.

	For the years ended December 31,
	2025	2024	2023

Foreign net income	1,656,552	-	-
Statutory income tax rate	30.0%	-	-
Foreign Income tax expense	496,965	-	-

At the end of 2025, NXT has available for future Canadian income tax deduction purposes significant unrecorded deferred income tax assets, the benefit of which has not been recorded in the Company’s financial statements due to uncertainty regarding the amount and timing of their potential future utilization. These deferred income tax assets include non-capital losses carried-forward (expiring in 2031 to 2044) and other resource deductions totaling approximately $12.5 million.

 20-F for the year ended December 31, 2025

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

	Q4-25	Q3-25	Q2-25	Q1-25
SFD® related revenue	$2,138,817	$91,992	$1,656,476	$12,464,071
Net (loss) income	(1,237,969)	(1,781,040)	(6,982,658)	7,684,518
(Loss) income per share - basic	(0.01)	(0.02)	(0.08)	0.10
(Loss) income per share diluted	(0.01)	(0.02)	(0.08)	0.08

	Q4-24	Q3-24	Q2-24	Q1-24
SFD® related revenue	$42,222	$-	$-	$602,072
Net loss	(2,800,582)	(1,477,400)	(3,013,213)	(1,786,600)
Loss per share - basic	(0.04)	(0.02)	(0.04)	(0.02)
Loss per share – diluted	(0.04)	(0.02)	(0.04)	(0.02)

Significant or Unusual Items Impacting Net Loss:

During Q4-25, SFD®-related revenue versus the previous two quarters increased due to the Al-Haj SFD® survey in Q4-25 and as a result also decreased the net loss. During Q3-25, the loss was driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys. During Q2-25, the Company recorded a net loss due to the fair value remeasurement on the convertible debentures. During Q1-25, the Company’s earned net income due to the African SFD® Survey. During Q4-24, the Company’s net loss increased due to unrealized foreign exchange losses due to the weakening CDN$ and interest increases due to the issuance of the debentures. In Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$. In Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, recognized a loss for the fair value remeasurement of the convertible debentures, related increased interest expense, and unrealized foreign exchange loss increased due to the net US$ liabilities held by the Company. In Q1-24, SFD® related-revenues were from the Turkish SFD® Survey. Net loss reflected higher SFD®-related costs, net due to the Turkish SFD® Survey an additional headcount, sales commissions and higher business development travel costs as well as interest expense due to the Debentures issued during 2023 and 2024 financial years. In each quarter between Q1-24 and Q4-24, the Company incurred net losses due to incurred SFD®-related costs related to aircraft lease and aircraft maintenance costs, G&A expenses, and non-cash items such as SBCE, which can be a significant expense in any given quarter. More details are provided below:

•

In Q4-25, the Company recorded a net loss of $1,237,969.  The net loss improved versus the previous two quarters due to the contribution of the Al-Haj SFD® Survey,  lower SBCE expenses, lower interest expense due to the conversion of convertible debentures, and the partial reversal of previous estimates for the non-cash fair value adjustment to the convertible debentures, given the decrease in the price of the Company’s common shares.  This was offset by the expensing of the acquisition of the remaining SFD® rights and technologies the Company did not previously own and foreign income tax expense;

•

In Q3-25, the Company recorded a net loss of $1,781,040 driven by SFD®-related costs, net increasing due to costs to support the SFD® flown surveys and aircraft maintenance costs for upcoming SFD® surveys.  The Company recorded SFD®-related revenues in Q3-25 from the Southeast Asia SFD® survey and SBCE increasing due to the increase in the price of the Company’s common shares;

•

In Q2-25, the Company recorded a net loss of $6,982,658. The Q2-25 loss was attributed to the non-cash fair value adjustment to the convertible debentures, given the significant increase in the price of the Company’s common shares;

 20-F for the year ended December 31, 2025

31

•

In Q1-25, the Company earned net income due to the African SFD® Survey and incurring a foreign exchange gain due to the US$ accounts receivable balance. This was offset partially by the loss for the fair value remeasurement of the convertible debentures;

•

In Q4-24, the Company incurred additional interest costs due to the addition of the 2024 Ataraxia Debentures (defined below) and the 6.5% weakening of the CDN$ during the quarter with the 2024 Ataraxia Debentures increasing the net US$ liability. The Company also recognized a gain for the fair value remeasurement of the 2024 Debentures and the November Debentures;

•

in Q3-24, the Company incurred additional G&A costs in anticipation of increased commercial activity, recognized a gain for the fair value remeasurement of the convertible debentures, and unrealized foreign exchange loss (gain) improved due to a strengthening CDN$;

•

in Q2-24, the Company wrote off leasehold improvements due to the 31% office space reduction, interest expense increased and fair value remeasurement due to the addition of the 2024 Debentures, and with the strengthening US$ versus the CDN$ unrealized foreign exchange loss increased due to the net US$ liabilities; and

•

in Q1-24, SFD®-related revenue and SFD®-related costs increased due to the Turkish SFD® Survey. G&A increased due to an additional headcount and business development costs. Interest expense increased due to the issuance of the November Debentures;

Advance Application of SFD® Technology in Canada

On November 24, 2025, the Company received a US$2,000,000 strategic investment by way of a private placement of common shares to its largest shareholder Mork Capital to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada. Mork Capital was issued 7,050,500 common shares of the Company at a price of CAD$0.40 per share for total gross proceeds of approximately US$2,000,000 (the “2025 Private Placement”). The 2025 Private Placement proceeds are providing NXT with enhanced balance sheet flexibility to accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider.

As part of this process, the Company engaged Baycrest Energy Ltd. to assist in evaluating strategic pathways related to this initiative. The Company believes this initiative represents a meaningful opportunity to unlock shareholder value from NXT’s extensive proprietary SFD® data library, which includes more than 50,000 line-kilometers of airborne geophysical data in the Western Canadian sedimentary basin.

Strategic Investment Africa

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

Building upon a record of successful collaborations underpinned by the continued market demand in Africa, in 2023 Ataraxia executed the subscription agreement (the Ataraxia Subscription Agreement) pursuant to which Ataraxia agreed to subscribe for an aggregate of US$2.3 million convertible debentures (collectively, the “Ataraxia Debentures”), with a subscription price to be advanced in instalments, of which it completed US$1.4 million during Q3-23. In November 2024 Ataraxia funded the remaining balance of US$900,000. On May 30, 2025, Ataraxia converted US$2,300,000 of convertible debentures into 13,540,208 common shares

 20-F for the year ended December 31, 2025

B. Liquidity and capital resources.

Going Concern

The Consolidated Financial Statements have been prepared on a going concern basis. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

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

During 2024 the Company completed an SFD® survey and had received deposits on three other SFD®surveys planned to be executed in 2025 (the “2025 SFD® Surveys”). As of the date of these financial statements, the Company has finished one of those SFD® surveys and the interpretation phase of two of the 2025 SFD® Surveys. In addition, during 2023 and 2024 the Company completed convertible debenture financings which resulted in raising additional net proceeds of approximately US$6,172,000 of which US$6,127,000 of the original proceeds have been converted to common shares as of December 31, 2025.

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

Further financing options that may or may not be available to the Company include the issuance of new equity, debentures or bank credit facilities. The need for any of these options will be dependent on the timing of securing additional SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

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

NXT’s cash and cash equivalents and short-term deposits as at December 31, 2025, totaled $3,920,213. Net working capital totaled $5,257,017.

Risks related to having sufficient ongoing net working capital to execute survey project contracts are mitigated through NXT’s normal practice of obtaining advance payments and progress payments from customers throughout the course of projects, which often span three to four months. In addition, where possible, risk of default on client billings are mitigated using export insurance programs offered by Export Development Canada.

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

  20-F for the year ended December 31, 2025

2025 Private Placement

On November 24, 2025, the Company received a US$2,000,000 strategic investment by way of the 2025 Private Placement to advance the application of the Company’s proprietary SFD® technology within select areas of Western Canada. Mork Capital was issued 7,050,500 common shares of the Company at a price of CAD$0.40 per share for total gross proceeds of approximately US$2,000,000. The 2025 Private Placement proceeds are providing NXT with enhanced balance sheet flexibility to accelerate widespread usage of SFD® data in Canada while preserving its core business model as a technology and service provider. Please see the section above “Advance Application of SFD® Technology in Canada”

Debentures

Repayment of principal and interest as of December 31, 2025	US$	CDN$[1]
2026	$54,611	$74,943
Less interest	(9,611)	(13,189)
Principal remaining	45,000	61,754
Accumulated change in fair value of convertible debentures	20,456	28,072
Fair value of convertible debentures	65,456	89,826

1.	US$ payments have been converted to CDN$ at a rate of 1.3723.

2024 Debentures

On May 31, 2024, the Company issued convertible debentures (the “2024 Debentures”) to MCAPM LP for the principal amount of US$2,000,000 (approximately CDN$2,773,660). The 2024 Debentures bore interest at 10.0% per annum, paid quarterly in arrears, and were due on May 31, 2026. The 2024 Debentures were convertible into common shares at a conversion price of US$0.25 (approximately CDN$0.3428) per common share, which provided MCAPM LP with the right to obtain up to 8,000,000 common shares of the Company.

The proceeds from the 2024 Debenture were used to support the working capital needs of SFD® surveys and other G&A costs, which include business development and marketing activities required to transform the existing pipeline of SFD® opportunities into firm contracts.

November Debentures

On November 8, 2023, the Company issued the first tranche of a multi-tranche unsecured convertible debenture (the “November Debentures”). The November Debentures bore interest at 10.0% per annum, paid quarterly in arrears, and were due and payable two years after issuance. The November Debentures were convertible into common shares in the capital of NXT at a fixed conversion price of US$0.1808 (CDN$0.25). During 2023, the Company issued the first two tranches of the November Debentures for US$1,150,000 (approximately CDN$1,577,600).

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036). Including the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of the November Debentures, which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares. Insiders, which include Mork Capital and all the directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

Ataraxia Debentures

In May 2023, the Company signed the Ataraxia Subscription Agreement in which Ataraxia would purchase US$2,300,000 of convertible debentures. The terms of the convertible debentures issued to Ataraxia included an annual interest rate of 10% paid quarterly in arrears. The convertible debentures can also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter. The preferred shares were not transferable, but could be converted on a one-to-one basis into common shares. The convertible debentures were payable on demand two years after the issue date and were secured by a general security agreement, subordinate to the long-term debt.

On May 31, 2023, the Company issued a two-year term convertible debenture for US$1,200,000 (approximately CDN$1,631,954) to Ataraxia and an additional US$200,000 (approximately CDN$265,560) on July 10, 2023 (the “2023 Ataraxia Debentures”). The 2023 Ataraxia Debentures had a fixed conversion price of US$0.143 per common share.

  20-F for the year ended December 31, 2025

On November 4, 2024, the Company issued a two-year term convertible debenture for US$500,000 (approximately CDN$676,995) to Ataraxia and an additional US$400,000 (approximately CDN$550,296) on November 12, 2024 (the “2024 Ataraxia Debentures”). The 2024 Ataraxia Debentures had a fixed conversion price of US$0.24 per common share. The proceeds from the 2024 Ataraxia Debentures have been used to support the working capital needs of the SFD® surveys in Africa.

Debenture Conversions

On June 26, 2025, Mork Capital converted all of their convertible debentures into 15,605,088 common shares of NXT. On September 23, 2025, US$49,000 of the November Debentures were converted into 271,017 common shares of NXT. During December 2025, US$677,000 of November Debentures were converted into 2,228,979 common shares of NXT.

The remaining US$45,000 of the November Debentures at December 31, 2025, were converted into 248,893 common shares of NXT on January 5, 2026.

On May 30, 2025, Ataraxia converted US$2,300,000 of the Ataraxia Debentures into 13,540,208 common shares.

Mork Capital currently owns 37,576,821 common shares. This represents approximately 31.5% of the issued and outstanding common shares as of the date of this 20-F.

Investor’s Rights Agreement

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company. Ataraxia currently owns 13,540,208 common shares. This represents approximately 11.3% of the issued and outstanding common shares as of the date of this 20-F.

The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

2022 Private Placement

On December 22, 2022, the Company announced a multi-tranche private placement (the “2022 Private Placement”) at $0.195 per share. On December 22, 2022, the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732. On January 25, 2023, the Company closed the 2022 Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common share, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $37,393. The proceeds from the 2022 Private Placement were used to support G&A, which include business development and marketing activities required to transform the pipeline of SFD® survey opportunities into firm contracts. Mork Capital purchased 8,750,000 common shares or $1,706,250 of the 2022 Private Placement along with two members of the Board for a total of $83,515.

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

 20-F for the year ended December 31, 2025

NXT had net working capital of $5,257,017 as at December 31, 2025, broken down as follows:

	December 31,	December 31,	Net change
	2025	2024	in 2025
Current assets (current liabilities):
Cash and cash equivalents	$3,920,213	$730,395	$3,189,818
Accounts receivable and contract assets	4,231,891	105,858	4,126,033
Prepaid expenses and deposits	217,241	274,799	(57,558)
Accounts payable and accrued liabilities	(1,662,048)	(1,233,974)	(428,074)
Deferred revenue	-	(840,768)	840,768
Income tax payable	(496,965)	-	(496,965)
Current portion of convertible debentures	(89,826)	(4,915,248)	4,825,422
Current portion of long-term debt	(111,111)	(111,111)	-
Current portion of lease obligation	(752,378)	(693,607)	(58,771)
Total Net Working Capital	5,257,017	(6,683,656)	11,940,673

Net working capital as at December 31, 2025, compared to December 31, 2024, increased by $11,940,673, or 179%. Funds were received from the African SFD® Survey and the 2025 Private Placement as well as accounts receivable increasing from the Al-Haj SFD® and African SFD® Surveys. Funds were used to settle scheduled lease and long-term liability obligations. Accounts payable and accrued liabilities increased due to costs accrued for the Al-Haj SFD® Surveys and aircraft scheduled maintenance. Deferred revenue decreased 100% as both the African SFD® Survey and the Southeast Asia SFD® Survey were flown in 2025. The Company incurred foreign income taxes payable due to work in international locations in 2025. Convertible debentures decreased 98% as debentures were converted to common shares in 2025.

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

Repayment of long-term debt principal and interest:
2026	133,148
2027	128,704
2028	124,259
2029	119,815
2030 to 2031	162,130
Total principal and interest payments	668,056
Less interest	(66,204)
Total principal remaining	601,852
Current portion of long-term debt	111,111
Non-current portion of long-term debt	490,741

 20-F for the year ended December 31, 2025

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

For the year ended December 31	2025	2024	2023
Cash provided by (used in):
Operating activities	$1,162,917	$(3,969,591)	$(4,831,950)
Financing activities	2,209,120	4,305,807	5,009,117
Investing activities	(439,108)	(27,029)	(32,322)
Effect of foreign rate changes on cash	(86,186)	19,495	(6,569)
Net cash inflow	2,846,743	328,682	138,276
Cash & cash equivalents, start of the year	730,395	401,713	263,437
Cash & cash equivalents, end of the year	3,577,138	730,395	401,713

Cash & cash equivalents	3,577,138	730,395	401,713
Short-term investments	343,075	-	-
Total	3,920,213	730,395	401,713

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

For the year ended December 31,	2025	2024	2023
Comprehensive loss for the year	(2,317,149)	(9,077,795)	$(5,452,708)
Total non-cash expense items and lease items	7,745,495	3,239,208	1,914,845
	5,428,346	(5,838,587)	(3,537,863)
Change in non-cash working capital balances	(4,265,429)	1,868,996	(1,294,087)
Total cash provided by (used in) in operations	1,162,917	(3,969,591)	(4,831,950)

Operating cash flow was positive for 2025. It improved by $5,132,508 in 2025 versus 2024 due to receipts for the African SFD® Survey.

Operating cash flow increased by $862,359 in 2024 as compared to 2023 due to payment of outstanding accounts receivable from the Turkish SFD® Survey, net of accounts payable and accrued liability payments related to the Turkish SFD® Survey and deposits received on the 2025 SFD® Surveys.

Financing Activities

2025 – In 2024, proceeds were received from employees under the ESP Plan and stock option exercises. The 2025 Private Placement net of issuance costs contributed $2,777,168. Repayment of lease obligations increased as the Company’s revised aircraft lease converted into a finance lease in 2024.

2024 – In 2024, proceeds were received from employee contributions under the ESP Plan and from convertible debentures. Beginning in Q2-24, the Company began payment on its revised aircraft lease, which as of Q2-24 is a finance lease, and continued long-term debt payments.

2023 – Net proceeds from the 2022 Private Placement was $1,622,057. Proceeds from the Convertible Debentures were $3,457,555 (US$2,550,000). Please see the Item 5 B sections “Ataraxia Debentures”and“November Debentures”. Proceeds were also received from employee contributions under the ESP Plan and RSU’s. The Company began to repay its long-term debt, the HASCAP Loan, at the beginning of Q3-22. The repayment of financial liability was for the sales and leaseback agreement on NXT’s aircraft which ended in Q1-22.

Investing Activities

2025 – The Company upgraded certain SFD® equipment in 2025 to enhance data acquisition of SFD® surveys. The Company also purchased and used US$ short-term investments to segregate funds that mature just prior to monthly payment obligations for the Aircraft Lease.

 20-F for the year ended December 31, 2025

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

E. Critical Accounting Estimates

In preparing the Consolidated Financial Statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues, and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, the Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies. The estimates and assumptions used are based upon management’s best estimate as at the date of the Consolidated Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2025 and 2024, the estimates and judgments included the assessment of impairment indicators of IP and recognition of SFD®-related revenue.

The Company reviews IP for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing potential indicators of impairment of its IP, including the consideration of historical and forecasted SFD®-related revenues, market capitalization, and the SFD®-related revenue multiples compared to industry peers. When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the IP.

20-F for the year ended December 31, 2025

The Company recognizes SFD®-related revenue in the Consolidated Financial Statements based on the performance obligation for NXT in SFD® surveys, which are the acquisition, processing, interpretation and integration of SFD® data. Revenue from the sale of SFD® survey contracts is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time. The accounting for contracts that are not complete at the reporting date involves significant judgment, particularly as it relates to determining the total anticipated costs at completion.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

Our articles of incorporation provide for a minimum of one director and a maximum of 15 directors comprising our Board. At present, our Board consists of eight members.

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

Mr. Mork is chair of the Compensation Committee and a member of the Governance and Audit Committees.

20-F for the year ended December 31, 2025

Theodore Patsellis Athens, Hellenic Republic Director since June 2023

Mr. Patsellis is a Greek attorney admitted to the Athens Bar Association since 1996, a Greek Ministry of Justice certified Mediator and the Owner of a boutique Law firm since 2013. He holds a Bachelor Degree from the National and Kapodistrian University of Athens - Law Faculty and an LL.M. degree from the Ludwig-Maximilian University of Munich. Having worked for many years with Ernst & Young, Hill International Inc. and other renowned law firms, Mr. Patsellis has acquired extensive experience working in diversified environments and a variety of business cultures. With a strong German background and the experience of having lived and worked in Germany, Greece, Serbia and Romania as a lawyer and tax professional, he was able to lead various teams of professionals involved in large business transactions in the South-East European region. His expertise spans across M&A, Corporate & Transaction Law, Local and International taxation, Corporate Governance and Compliance. His industry knowledge ranges from the Telecommunications and Energy sectors to the Retail, Hospitality and Consumer Products, Pharmaceuticals, Marketing Services and Real Estate. He is currently sitting on the Board of Directors of NXT Energy Solutions in Canada and Vivid Living Co. S.A. in Greece. In addition, he is acting as legal representative of Oliver Marketing LTD in Greece since 2018. As of November 2025, he has also been appointed as liquidator of Pepper Hellas Asset Management Solutions S.A.

Mr. Patsellis’ term on the Board will end June 9, 2026.

Charles Selby Calgary, Alberta, Canada Chairman since June 2024 Director since January 2006

Mr. Selby obtained a Bachelor of Science (Hons.) degree in Chemical Engineering from Queen’s University, a Juris Doctorate degree from the University of Calgary, and was a registered Professional Engineer and lawyer in the Province of Alberta. Since 2017 he has been President and Director of Caledonian Midstream Corporation, a company that has natural gas and oil production together with a sour natural gas plant and infrastructure in the Alberta foothills and is also the CEO and a director of Wildcat Royalty Corporation.  Mr. Selby served as Vice President of Pengrowth Corporation for almost 20 years participating in the growth of that entity to an enterprise value of more than $4 billion.  He previously practiced law for two large Canadian law firms, specializing in securities and international transactions primarily in the energy business.  As a professional engineer. Mr. Selby worked for Chevron in Canada, the US and Saudi Arabia.  He has also served as a director and/or officer of a number of reporting issuers in the oil and natural gas industry including Arakis Energy Corp., with operations in the Sudan.

Mr. Selby is the Chairman of NXT.  He is also Chair of the Audit and Disclosure Committees and a member of the Strategic Planning Committee.

Gerry Sheehan Dublin, Leinster, Ireland Director since July 2021; and CEO since April 2026.

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

20-F for the year ended December 31, 2025

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

Mr. Sheehan became the CEO of NXT on April 20, 2026.

Mr. Sheehan is the Chair of the Strategic Planning Committee and a member of the Disclosure Committee.

Jeffrey Tilson Seal Beach, California, USA Director since December 2024

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

20-F for the year ended December 31, 2025

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

Mr. Tilson is a member of the Audit, Governance, and Compensation Committees.

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

Bruce G. Wilcox New York, New York, USA Chief Executive Officer June 2024 to April 2026; Interim Chief Executive Officer June 2023 to June 2024; and Director since June 2015

Mr. Wilcox has had a long career as an investment company CEO, analyst and portfolio manager. He spent most of his career with Cumberland Associates, LLC, a New York equity fund, from 1986 through retirement in 2010, progressing from analyst/portfolio manager to partner (1989), and Chairman of the Management Committee (1997). Mr. Wilcox specialized in Cumberland’s investments in the energy industry (exploration and production and service companies), with an emphasis on value and long- term holdings. During his tenure, the fund’s assets under management ranged from US$0.7 billion to $1.5 billion.

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

Mr. Wilcox is a member of the Strategic Planning Committee.

20-F for the year ended December 31, 2025

Eugene Woychyshyn Calgary, Alberta, Canada Chief Financial Officer since December 2018; President since November 2025; and Director since July 2024

Mr. Woychyshyn brings to NXT over 30 years of leadership experience in multiple industries and worldwide regions including North America, Europe and Asia.  Mr. Woychyshyn has extensive hands-on experience and accomplishments in mergers and acquisitions, organizational restructuring, purchasing, treasury, financial reporting and control, compliance, human resource management and tax planning.  In almost ten years as an expatriate with assignments in Norway, China, the United States and Southeast Asia, Mr. Woychyshyn developed international business competencies.

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

Charlies Selby was a board member of Montana Exploration Corp. (“MEC”) when it was issued a cease trade order by the Alberta Securities Commission on May 4, 2018 against MEC for failing to file its annual audited financial statements, annual management’s discussion and analysis and certification of annual filings within the required time period. MEC ceased operations in June 2021.

Messrs. Mork, Patsellis, Selby, Tilson and Valentine are considered “independent” within the meaning of Canadian securities law.

20-F for the year ended December 31, 2025

B. Compensation

Executive Compensation

The following table sets out certain information regarding the annual and long‑term compensation of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2025.  The Chief Financial Officer is based in the Calgary, Canada head office and the Chief Executive officer is based in New York, New York, USA.  Both are paid in Canadian dollars.

Summary compensation table for the year ended December 31, 2025:

Name & Principal Position	Salary	Cash bonus	Share-based rewards(1)	Other (2)	Total
Bruce G. Wilcox CEO(3)	$224,375	$-	$203,960	$-	$428,335
Eugene Woychyshyn, VP of Finance & CFO	$185,208	$-	$226,006	$1,883	$413,097

__________________________

(1)	Share-based rewards represent the Company match to the executive’s contribution to the ESP Plan, RSU Grants, stock option grants, and DSU grants.
(2)	“Other” consists of the taxable portion of company paid amounts for group health benefits.
(3)	Mr. Wilcox retired as the CEO on April 20, 2026.

(See Item 6.E “Share Ownership” for details regarding stock options, DSUs, RSUs, and ESP Plan shares granted to officers).

No amount is set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits to officers or directors.

Director Compensation

NXT compensates directors for serving on our Board by paying a combination of an annual cash retainer, which may be compensated in DSUs, as well periodically granting stock options to purchase NXT common shares. No options were granted to directors in 2025 for director fees. A total of 1,400,000 stock options with an exercise price of $0.203 per common share were issued to directors of the Company on February 24, 2025. A total of 2,000,000 stock options with an exercise price of $0.309 per common share were issued to directors of the Company on December 16, 2025.

In 2024, the directors’ fees were not paid in cash. Mr. Mork, Mr. Selby, Mr. Tilson, Mr. Wilcox, and Mr. Woychyshyn elected to take their director fees in DSUs. The annual retainer was based on $30,000 ($35,000 in the case of the Chairman of the Audit Committee). Total compensation payable to non-executive directors during 2025 is summarized as follows:

2024
Peter Mork	$30,000
Theodore Patsellis	30,000
Charles Selby	35,000
Gerry Sheehan	30,000
Jeffrey Tilson	30,000
Tom Valentine	30,000

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

20-F for the year ended December 31, 2025

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

Board of Directors Mandate

The principal role of the Board is stewardship of the Company through the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the general operation of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company’s business with the objective of preserving the Company’s assets. The Board, through the CEO, sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public. The Mandate of the Board is posted on the Company website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 - 17th Avenue SW Calgary, Alberta, Canada, T3E 0B4.

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

Composition of the Corporate Governance Committee

Mr. Valentine (Chair), Mr. Tilson and Mr. Mork are members of the Corporate Governance Committee. All members of the Corporate Governance Committee are independent within the meaning of Canadian National Instrument 58-101.

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

20-F for the year ended December 31, 2025

DISCLOSURE COMMITTEE

Composition of the Disclosure Committee

The Disclosure Committee currently consists of Mr. Selby, Mr. Sheehan and Mr. Woychyshyn.

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

STRATEGIC PLANNING COMMITTEE

Composition of the Strategic Planning Committee

Messrs. Sheehan (Chair), Selby, and Wilcox are the current members of the Strategic Planning Committee. Mr. Selby is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

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

AUDIT COMMITTEE

Composition of the Audit Committee

The Audit Committee consists of Messrs. Selby (Chair), Tilson, and Mork. All members of the Audit Committee are independent within the meaning of National Instrument 52-110 –Audit Committees, and each member is financially literate. The Company’s Audit Committee Charter is posted on our website and may be viewed at www.nxtenergy.com or you may request a copy be mailed to you by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4. All members of the Audit Committee have an educational background and experience that provides them with the knowledge and ability to understand accounting policies and related financial reporting and disclosure issues, in order to fulfill their duties and responsibilities as a member of the Audit Committee.

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

20-F for the year ended December 31, 2025

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

Peter Mork

Mr. Mork is a Chartered Financial Analyst (CFA) charter holder and earned a Bachelor’s degree in Business/Economics from the University of California, Santa Barbara. He has served on several non-profit boards in leadership positions and has served as a Portfolio Manager at Mork Capital Management, LLC in Healdsburg, California since 2021, and in similar roles over the last two decades, drawing on investment sector and financial statement expertise.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

Messrs. Mork (Chair), Tilson and Valentine are the current members of the Compensation Committee. All members are independent within the meaning of NI 58-101 and have extensive direct financial and legal experience which is relevant to fulfilling their responsibilities related to executive compensation. In his career as a portfolio manager, Mr. Mork has advised on and analyzed compensation plans for public companies. In addition, he has gained relevant human resource experience serving on various boards. Mr. Valentine has served on the compensation committee of two public companies and has dealt with compensation and employment law issues for 30 years. Mr. Tilson has advised on compensation plans for not-for-profit organizations and holds relevant education and certifications in finance and financial planning. In addition, he has gained relevant human resource experience running his own business. The charter of the Compensation Committee is posted on the Company’s website and may viewed at www.nxtenergy.com. Investors may also request a copy be mailed to them by writing to our offices at Suite 302, 3320 – 17th Avenue SW, Calgary, Alberta, Canada, T3E 0B4.

20-F for the year ended December 31, 2025

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

D. Employees

Fiscal year ended December 31, 2025

As of the fiscal year ended December 31, 2025, we had a total of 12 employees. NXT has no employees that are members of a labor union. The following summarizes the number of employees and independent contractors by main job function as at December 31, 2025:

Function	employees	contractors	total
Senior management team	2	-	2
Finance, administration and sales	2	-	2
Operations and technical development	8	-	8
Total	12	-	12

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

20-F for the year ended December 31, 2025

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

Ten of the above noted staff were based in Canada; our CEO was based in New York City, New York, USA. The six operations and technical development staff include one research scientist holding a Ph.D., two geoscientists, two engineers and an information technology professional. We periodically engaged other technical and administrative contract personnel as required on a project basis.

E. Share ownership.

Information on the ownership of our common shares is given under Item 7, Major Shareholders and Related Party Transactions.

Summary of Stock Options, Restricted Share Units, Employee Share Purchase Plan and Deferred Share Units Granted To Executive Officers and Directors

All stock options have been granted pursuant to the Stock Option Plan (the “Plan”) of the Company. The Plan is approved and ratified by shareholders every three years at the Company’s annual general meeting (“AGM”). The Plan, was re-approved and ratified at the Company’s AGM held on June 2, 2025. Pursuant to this Plan, all stock option grants must be approved by the Board. Stock options may be granted to the directors, officers and employees of NXT and to consultants retained by the Company. The aggregate number of common shares reserved for issuance under this Plan, and any other plan of the Company, shall not, at the time of the stock option grant, exceed ten percent of the total number of issued and outstanding shares (calculated on a non-diluted basis) unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed to exceed such threshold. No stock option shall be exercisable for a period exceeding five (5) years from the date the stock option is granted unless the Company receives the permission of the stock exchange or exchanges on which the shares are then listed and as specifically provided by the Board and as permitted under the rules of any stock exchange or exchanges on which the shares are then listed, and in any event, no stock option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

Stock options are generally issued with vesting criteria set at rates determined by the Board. The exercise price for an option grant is set at the five-day volume weighted price on the date preceding the grant or some higher price at the discretion of the Board.

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

DSU Plan was approved and ratified by the shareholders at the Company’s annual meeting on June 2, 2025. The DSU Plan is a long-term incentive plan that permits the grant of DSUs to qualified directors, as determined by the Board in its absolute discretion (collectively, the “Designated Participants”). Designated Participants are required to elect (in respect of each calendar year) the amount of the aggregate annual retainer or fee to be received in the form of DSUs, cash, Common Shares purchased on the secondary market, or a combination thereof, subject to requirements imposed by the Board to receive a specified minimum value of his or her annual retainer or fee in the form of DSUs. DSUs granted under the DSU Plan are to be settled at the election of the Board in cash, Common Shares issued from treasury (subject to Shareholder approval of unallocated entitlements thereunder every three years thereafter), or, at the election of the Board, or a combination of cash and Common Shares.

20-F for the year ended December 31, 2025

The ESP Plan is approved and ratified by shareholders every three years at the Company’s AGM. The ESP Plan was initially approved and ratified at the Company’s AGM held on August 2, 2023. The shareholders of the Company and subsequently the TSX approved, the ESP Plan. The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2025, 2024 and 2023 the Company has elected to issue common shares from treasury.

The following stock options, RSUs, DSUs and ESP Plan matches were granted to NXT’s executive officers and directors in the three prior fiscal years ended December 31, 2025, 2024, and 2023 and to date of this 20-F.

2026 to the date of this 20-F:

~~•~~	A total of 103,607 DSUs were earned by directors of the Company; and
~~•~~	A total of 27,946 common shares were matched by the Company through the ESP Plan for an executive officer for the year-to-date period ended as of the date of this 20-F.

In 2025:

~~•~~	A total of 1,400,000 stock options with an exercise price of $0.203 per common share were issued to directors of the Company on February 24, 2025;
~~•~~	A total of 2,000,000 stock options with an exercise price of $0.309 per common share were issued to directors of the Company on December 16, 2025;
•	A total of 404,927 DSUs were earned by directors of the Company;
~~•~~	A total of 400,000 RSU were granted to officers of the Company on February 24, 2025; and
~~•~~	A total of 65,169 common shares were matched by the Company through the ESP Plan for an executive officer.

In 2024:

•	A total of 82,872 DSUs were earned by directors of the Company;
•	A total of 200,000 RSU were granted to officers of the Company on February 21, 2024; and
•	A total of 112,904 common shares were matched by the Company through the ESP Plan for an executive officer.

In 2023:

•	A total of 150,000 of stock options held by an officer of the Company expired;
•	A total of 566,500 stock options with an average exercise price of $0.222 per common share were earned by a director of the Company in lieu of director fees;
•	A total of 850,000 stock options with an average exercise price of $0.216 per common share were granted to directors and an officer of the Company;
•	A director forfeited 100,000 stock options with an average exercise price of $0.216 upon his resignation from the Board;
•	No RSUs were granted to officers of the Company;
•	No DSUs were earned by directors of the Company; and
•	A total of 78,571 common shares were matched by the Company through the ESP Plan for executive officers for the year ended December 31, 2023.

20-F for the year ended December 31, 2025

The following table sets forth information regarding outstanding stock options which have been granted to our directors and officers as of the date of the 20-F.  All options are issued at an exercise price set at the weighted average trading price on the five trading dates prior to the grant date.  Each option entitles the option holder to acquire one common share of the Company.

Issued and outstanding stock options held by directors and officers of the Company (as of the date of this 20-F)

		Option	Option	# of	% of total
Name and	Exercise	Grant	Expiry	options	outstanding
Position	Price	Date	Date	held	options

Theodore Patsellis	$0.259	14-Sep-23	14-Sep-28	100,000
Director	$0.252	28-Sep-23	28-Sep-28	36,400
	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	200,000
				536,400	6.8%

Charles Selby	$0.216	06-Jan-23	06-Jan-28	100,000
Chairman	$0.264	11-Jan-23	11-Jan-28	177,200
	$0.200	05-Jun-23	05-Jun-28	55,400
	$0.252	28-Sep-23	28-Sep-28	42,450
	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	400,000
				975,050	12.4%

Gerry Sheehan	$0.216	06-Jan-23	06-Jan-28	100,000
CEO & Director	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	200,000
				500,000	6.3%

Jeffrey Tilson	$0.203	24-Feb-25	24-Feb-30	200,000
Director	$0.309	16-Dec-25	16-Dec-30	200,000
				400,000	5.1%

Thomas Valentine	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.200	05-Jun-23	05-Jun-28	110,800
	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	200,000
				610,800	7.8%

Bruce G. Wilcox	$0.216	06-Jan-23	06-Jan-28	100,000
Director	$0.264	09-Jan-23	09-Jan-28	52,650
	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	400,000
				752,650	9.5%

Eugene Woychyshyn	$0.216	06-Jan-23	06-Jan-28	250,000
Director, President and CFO	$0.203	24-Feb-25	24-Feb-30	200,000
	$0.309	16-Dec-25	16-Dec-30	400,000
				850,000	10.8%
Total held by officers and directors				4,624,900	58.7%

20-F for the year ended December 31, 2025

Issued and outstanding RSUs held by directors and officers of the Company (as of the date of this 20-F)

Name and Position	RSU Grant Date	RSU Expiry Date	Outstanding RSUs	% of total Outstanding RSUs
Bruce G. Wilcox	21-Feb-24	21-Feb-27	26,666
Director	24-Feb-25	24-Feb-28	133,333
			159,999	10.3%

Eugene Woychyshyn	21-Feb-24	21-Feb-27	40,000
Director, President and CFO	24-Feb-25	24-Feb-28	133,333
			173,333	11.1%
%			333,332	21.4%

Outstanding DSUs held by directors of the Company (as of the date of this 20-F)

Name	Position	Outstanding DSUs	% of Outstanding
Peter Mork	Director	139.862	22.2%
Charles Selby	Chairman	152,184	24.2%
Jeffrey Tilson	Director	98,426	15.7%
Bruce G. Wilcox	Director	98,426	15.7%
Eugene Woychyshyn	Director, President and CFO	139.862	22.2%
		628,760	100.0%

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

20-F for the year ended December 31, 2025

We believe that the beneficial owners of common shares listed below, based on information they furnished, have sole voting and investment power over the number of shares listed opposite their names. The percentage of beneficial ownership is based on 119,487,040 common shares issued and outstanding as of the date of this 20-F. This total of 119,487,040 excludes all outstanding options that are exercisable within 60 days of 20-F, but which are adjusted for each person’s % purposes as noted in footnote 5 below).

Beneficial Ownership of Directors and Officers (“D&O”)	Beneficially Owned as at the date of this 20-F	Percent of Common Shares[5]
Directors and Officers:
Peter Mork[1]	545,099	*3
Theodore Patsellis[1]	108,449	*3
Charles Selby [1]	935,099	*3
Gerry Sheehan[1,2]	359,226	*3
Jeffrey Tilson[1]	8,007,638	6.70%
Thomas Valentine[1]	332,186	*3
Bruce G. Wilcox [1]	1,248,401	1.04%
Eugene Woychyshyn[1,2]	1,444,257	1.21%
Total D & O Common Shares	12,980,355	10.85%
Major Shareholders (> 5%):
Alberta Green Ventures Limited Partnership	6,764,945	5.66%
Ataraxia	13,540,208	11.33%
Chee Pheng Cheng	11,256,869	9.42%
Mork Capital[4]	37,576,821	31.45%

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

	Common shares held	vested & exercisable options	Vested DSUs	Pro forma total
Peter Mork	405,237	-	139,862	545,099
Theodore Patsellis	38,716	69,733	-	108,449
Charles Selby	474,532	308,383	152,184	935,099
Gerry Sheehan	325,893	33,333	-	359,226
Jeffrey Tilson	7,909,212	-	98,426	8,007,638
Thomas Valentine	188,053	144,133	-	332,186
Bruce G. Wilcox	1,063,992	85,983	98,426	1,248,401
Eugene Woychyshyn	1,221,062	83,333	139,862	1,444,257
	11,626,697	724,898	628,760	12,980,355

Major changes in the last 3 years in the percentage ownership of persons who beneficially own (as at the respective December 31, year-end dates) 5% or more of the outstanding common shares of NXT were:

1.	On November 28, 2025, Mr. Tilson acquired 525,000 common shares through a private transaction an additional 500,000 on January 2, 2026.
2.	Mork Capital was issued 7,050,500 common shares through the 2025 Private Placement on November 24, 2025.
3.

On September 3, 2025, Ms. Cheng acquired beneficial ownership of 625,717 common shares pursuant to the settlement of the Estate of George Liszicasz, the former CEO of NXT, which estate Ms. Cheng is a beneficiary.

4.	Mr. Tilson has acquired common shares on the public markets since he became a director on December 16, 2024.
5.	Ataraxia acquired US$500,000 of convertible debentures on November 4 and US$400,000 on November 12, 2024 which were converted to 3,750,000 common shares on May 30, 2025.

20-F for the year ended December 31, 2025

6.	Mork Capital acquired US$2,000,000 of convertible debentures on May 31, 2024, which were converted to 8,000,000 common shares on June 26, 2025.
7.	Mork Capital acquired US$1,000,000 of convertible debentures on November 8, 2023, and US$375,000 on January 12, 2024, which were converted to 7,605,088 common shares June 26, 2025.
8.	On March 5, 2024, Ms. Cheng acquired beneficial ownership of 2,000,000 common shares pursuant to the settlement of the Estate of George Liszicasz.
9.	On August 4, 2023, Ms. Cheng acquired beneficial ownership of 11,072,001 common shares pursuant to the settlement of the Estate of George Liszicasz.
10.	During 2023, 2024 and 2025 Ms. Cheng has sold common shares on the public markets.
11.	Ataraxia acquired US$1,200,000 of convertible debentures on May 31, 2023 and US$200,000 on July 10, 2023 which together may be converted to 9,790,208 common shares on May 30, 2025.
12.	Mork Capital acquired 8,750,000 common shares through the 2022 Private Placement between December 23, 2022 and January 11, 2023.

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

B. Related party transactions.

Summarized below are certain other transactions and business relationships between NXT and persons who are related parties, for the current fiscal year ended December 31, 2025, through the date of this 20-F:

•

Details of stock options, DSUs and RSUs which have been granted to related parties during the above noted period are included with Item 6.E above. No stock options have been exercised by related parties in these periods;

•

Details of Board of Director fees and Management Compensation for 2025 are included above with Item 6.B.  In 2026, as of the date of this 20-F, total Director fees incurred are approximately $81,667 and Management Compensation is approximately $225,628;

•

One of the members of NXT’s Board, Mr. Thomas Valentine is a partner in the law firm Norton Rose Fulbright, which provides legal advice to NXT. In 2025, NXT incurred legal costs of $145,177 with this firm, for which a total of $41,450 is included in accounts payable as at December 31, 2025. Norton Rose Fulbright continues to provide legal services to NXT.  In 2026, as of the date of this 20-F, approximately $26,813 of legal fees with Norton Rose Fulbright have been incurred, for which $26,238 is still outstanding;

•

Another member of NXT’s Board of Directors was a board member of Pana Holdings Mauritius, the parent company of Ataraxia until May 1, 2025, which held the Ataraxia Debentures until May 30, 2025. Total interest expense was $134,806 (US$94,521). Details of the convertible debentures and conversion are included with Item 5.B above;

•

A third member of Board is an employee of MCAPM LP, which held convertible debentures until June 26, 2025.  Total interest expense in 2025 was $232,440 (US$163,664).  Details of the convertible debentures and conversion are included with Item 5.B above; and

~~•~~

During 2025 convertible debentures held by members of the Board of Directors included in accounts payable and accrued liabilities, a total of $2,954 (US$2,152) and total interest expense was $18,718 (US$13,348).  Details of the convertible debentures and conversion are included with Item 5.B above.

C. Interests of experts and counsel.

Not applicable.

20-F for the year ended December 31, 2025

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information.

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with U.S. generally accepted accounting principles.

The financial statements and notes thereto as required under Item 8 are attached as Exhibit 15.1 to this annual report and are incorporated by reference herein. The audit reports of MNP LLP (“MNP”) are included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

No significant events or changes have occurred subsequent to the date of the December 31, 2025 consolidated financial statements, except as otherwise disclosed herein Item 8.B.

Legal Proceedings

To the best of the Company’s knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company’s financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B. Significant Changes.

As of the date of this 20-F, three subsequent events have occurred subsequent to the date of consolidated financial statements for the year ended December 31, 2025:

•	On April 20, 2026, Mr. Gerry Sheehan became the CEO of NXT and Mr. Bruce G. Wilcox retired as CEO of the Company;
•	On April 8, 2026, NXT announced that it has entered into a contract to provide an SFD® survey to an independent oil and gas exploration company in South Asia; and
•	The remaining debentures with a face value of US$45,000 were converted into 248,893 common shares at a fixed conversion price of US$0.1808 on January 5, 2026.

NXT’s interim unaudited consolidated financial statements for the 3-month period ended March 31, 2026, are planned to be released on or before May 14, 2026.

ITEM 9. THE OFFER AND LISTING

A. Offer and listing details.

Our common shares are currently quoted in the U.S. on the OTC Markets QB Exchange under the symbol “NSFDF”, in Canada on the TSX under the symbol “SFD”. There have been no trading suspensions over the last three years.

B. Plan of distribution.

Not applicable.

20-F for the year ended December 31, 2025

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

NXT was incorporated in the State of Nevada in 1994. With respect to the foregoing items, the law applicable to NXT in the Province of Alberta is not significantly different from that in the State of Nevada. NXT was established in Alberta pursuant to a Certificate of Continuance issued October 24, 2003 by the Registrar of Corporations of the Province of Alberta. NXT’s Alberta Corporate Access Number is 2010730915. The Articles of Continuance of NXT were amended to create the Series 1 Preferred Shares on December 28, 2006, and provide that there are no restrictions on the nature of the business that may be carried on by NXT. On September 19, 2008, pursuant to Articles of Amendment, the name of the Company was changed from Energy Exploration Technologies Inc. to NXT Energy Solutions Inc. At the Annual Meeting of Shareholders on August 2, 2023 shareholders approved the cancellation of the outstanding Series 1 preferred shares and approve the creation of the Series 2 Preferred Shares under the Ataraxia Subscription Agreement.

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

20-F for the year ended December 31, 2025

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

Rights Attached to Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series. The Board may by resolution fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series, subject to shareholder approval. The Preferred Shares are entitled to preference over the common shares with respect to the payment of dividends, if any, and in the event of liquidation, dissolution or winding-up of the Company. As of March 31, 2026, there are no Preferred Shares outstanding.

As of May 29, 2025, the Series 2 Preferred Shares terms are no longer valid with the conversion of the Ataraxia Debentures into common shares of NXT. Therefore, the Board is planning to ask shareholders to cancel the Series 2 Preferred Shares at the 2026 Annual and Special Meeting of shareholders.

The complete description of the rights, privileges, restrictions and conditions of the Preferred Shares is included in our Articles of Continuance, a copy of which is available through the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

20-F for the year ended December 31, 2025

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

20-F for the year ended December 31, 2025

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

C. Material contracts.

On May 31, 2023, the Company and Ataraxia entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Ataraxia has been granted the right: (i) to nominate one person for election or appointment as a director of the Company; (ii) to have one representative of Ataraxia attend the Company’s Board meetings as an observer (except any portion of a Board meeting where the Company’s relationship with Ataraxia is to be a subject of discussion); (iii) to purchase up to its pro rata portion (calculated on a fully diluted basis) of any securities offered by the Company, subject to certain limitations set forth in the Investor Rights Agreement; and (iv) receive certain information regarding the Company, including annual and quarterly financial statements, annual budgets, the capitalization tables, and access to its premises upon reasonable notification. In each case, Ataraxia will retain the rights set forth in the Investor Rights Agreement for so long as Ataraxia holds common shares representing at least 5% of the outstanding common shares of the Company. Ataraxia currently owns 13,540,208 common shares. This represents approximately 11.3% of the issued and outstanding common shares as of the date of this 20-F.

The Investor Rights Agreement is publicly available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Executive Employment Agreements

The Company occasionally enters into employment agreements with the Company’s executive officers, with such agreements setting out the principal terms of the employment relationship as between the executive officer and the Company, including the individual’s overall role, the expectations of the Company around business practices including confidentiality, ethical behavior and conflict of interest and financial terms. In addition, the agreements detail any severance payments that may be provided on termination of employment.

Mr. Bruce G. Wilcox served as the Chief Executive Officer of the Company up to April 20, 2026. As a result, his executive employment agreement is no longer valid. Mr. Sheehan, the Chief Executive Officer of the Company, does not have an executive employment agreement as of the date of this 20-F.

Mr. Eugene Woychyshyn serves as the President and Chief Financial Officer of the Company pursuant to an executive employment agreement effective as of May 1, 2024 (the “Woychyshyn EEA”). Pursuant to the terms of the Woychyshyn EEA, the employment of Mr. Woychyshyn (the “Executive”) may be terminated by the Company. Upon termination of employment without cause, and for any other reason excluding termination with cause, disability, death, or voluntary resignation, the Executive is entitled to immediately receive:

(i)	an amount equal to the greater of 8 months of such Executive’s base salary, or 2 months of the base salary plus 1.5 months of the base salary for each year of service completed or commenced;
(ii)	an amount equal to 50 percent of any bonuses paid to the Executive for the prior calendar year;
(iii)	any declared but unpaid bonuses and any accrued benefits and vacation;
(iv)	accrued or vested rights under the Company’s equity-based incentive plans, subject to compliance and conditions of such plans; and
(v)	an amount equal to 15 percent of the amount calculated pursuant to item (i) above.

20-F for the year ended December 31, 2025

In addition to the above benefits, if the termination is pursuant to a change of control, all outstanding unvested rights under the Company’s equity-based incentive plans shall immediately accelerate and vest upon the occurrence of the change of control, and the Executives will have 90 days to exercise such rights. A change of control is defined in the Woychyshyn EEA as:

(i)

the acceptance by the 50 percent of the holders of voting securities of the Company, of any offer, whether by way of a takeover bid or otherwise, for more than 50 percent of the outstanding voting securities of the Company;

(ii)	the acquisition of the beneficial ownership of more than 50 percent of the combined voting rights of the Company’s then outstanding voting securities by a person or two or more persons acting jointly;
(iii)

the entering into of any agreement by the Company to merge, consolidate, amalgamate, initiate an arrangement or be absorbed by or into another company, except where such agreement relates to a bona fide reorganization of the Company in circumstances where the business of the Company is continued, and where the shareholdings or ownership interests remain substantially the same following the reorganization;

(iv)

the passing of a resolution by the Board, or shareholders of the Company, to substantially liquidate assets or wind-up its business or significantly rearrange its affairs, except where such resolution or commencement relates to a bona fide reorganization of the Company in circumstances where the business of the Company is continued, and where the ownership interests remain substantially the same following the reorganization as existed prior to the reorganization;

(v)	the sale by the Company of all or substantially all of the assets; or
(vi)

individuals who were proposed as nominees by the management of the Company to become members of the Board immediately prior to a meeting of the shareholders of the Company involving a contest for or, an item of business relating to the election of directors shall not constitute a majority of the Board following such election.

The following table sets out the estimated amounts payable by the Company to the Executive under the Woychyshyn EEA if the Executive had been terminated by the Company without cause on December 31, 2025:

Name	Cash Portion ($)	Option Value ($)(1)	RSU Value ($)(2)	DSU Value ($)(2)
Eugene Woychyshyn	507,014	79,300	37,333	48,952

Notes:

(1)	Options held by Executive at December 31, 2025, valued at the December 31, 2025, market price less the exercise price.
(2)	These amounts were calculated using $0.35, which was the closing trading price of the Common Shares on the TSX on December 31, 2025, the last day of trading of the year.

There are no benefits payable to the Executives upon termination with cause, disability, death, or voluntary resignation.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by the Company to non-resident holders of Common Shares, other than withholding tax.

E. Taxation.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain anticipated material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company.

20-F for the year ended December 31, 2025

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership and disposition of common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal net investment income tax, U.S. federal alternative minimum tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax considerations applicable to U.S. Holders arising from or relating to the acquisition, ownership or disposition of common shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder (the “Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the Convention between Canada and the United States of America with Respect to Taxes on Income and Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

20-F for the year ended December 31, 2025

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire common shares in connection with the exercise or cancellation of employee or director stock options or otherwise as compensation for services; (g) hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other “pass-through” entities (and investors in such partnerships or pass-through entities); (i) are S corporations (and shareholders or investors in such S corporations); (j) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company; (k) are U.S. expatriates or former long-term residents of the U.S.; (l) hold common shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) are subject to special tax accounting rules with respect to the common shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds common shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of common shares.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. The Company believes that it was not a PFIC for its most recently completed tax year and, based on current business plans and financial expectations, the Company does not anticipate that it will be a PFIC for its current tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company and each subsidiary of the Company.

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

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

20-F for the year ended December 31, 2025

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

While there are U.S. federal income tax elections that sometimes can be made to alter these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

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

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if the Company is a PFIC for the tax year of such distribution or the preceding tax year. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See more detailed discussion at “Sale or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

20-F for the year ended December 31, 2025

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of cash received plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the common shares sold or otherwise disposed of. A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for longer than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or payment received on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the common shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax considerations of the acquisition, ownership and disposition of foreign currency.

Foreign Tax Credit

Dividends paid on the common shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of common shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a result by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

20-F for the year ended December 31, 2025

Information Reporting and Backup Withholding

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

Payments made within the United States, or by a U.S. payer or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, common shares generally will be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own financial advisor, legal counsel or other tax advisor regarding the information reporting and backup withholding rules.

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

20-F for the year ended December 31, 2025

J. ANNUAL REPORT TO SECURITY HOLDERS.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As at December 31, 2025 and to date in 2026, we do not have any variable interest-bearing debt facilities. We have fixed interest-bearing debt facilities with the HASCAP Loan, the 2024 Debentures, the Ataraxia Debentures, and the November Debentures (See Item 5B.). As at December 31, 2025, and to date in 2026, we do not have any forward/futures hedging contracts in place to manage risks related to foreign currency or interest rate fluctuations.

Currency Fluctuations

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, accounts receivable, deposits, accounts payables, accrued liabilities, convertible debentures, and lease obligations, and pricing its SFD® survey contracts in US$. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As of December 31, 2025, the Company held net United States dollar assets totaling approximately US$5,033,705. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2025, would have had an approximately $690,775 effect on the unrealized foreign exchange gain or loss for the year.

Interest Fluctuations

The Company’s long-term debt interest is fixed at 4%. Any refinancing of the long-term debt could result in a significantly different interest rate. We currently do not have any variable interest rate debt.

We caution that the factors referred to above and those referred to as part of particular forward-looking statements may not be exhaustive and that new risk factors emerge from time to time in our rapidly changing business environment.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

20-F for the year ended December 31, 2025

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures (“DCP”) designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in our reports is accumulated and communicated to management, to allow timely decisions regarding required disclosure. As discussed below, the Responsible Officers (as defined below) concluded that, as at December 31, 2025, its DCPs are not effective.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s CEO and CFO, together the “Responsible Officers”, are responsible for establishing and maintaining DCP, or causing them to be designed under their supervision, for NXT to provide reasonable assurance that material information relating to the Company is made known to the Responsible Officers by others within the organization, particularly during the period in which the Company’s quarterly and year-end consolidated financial statements, Form 20-F and Management Discussion and Analysis are being prepared.

As of December 31, 2025, we carried out an evaluation, under the supervision and with the participation of our management, including our Responsible Officers, of the effectiveness of the design and operation of the Company’s DCP as defined under the rules adopted by the Canadian securities regulatory authorities and in Rule 13a-15(e) of the Exchange Act. The evaluation concluded that there are material weaknesses in the Company’s ICFR (defined below) that have a direct impact on the Company’s DCP as discussed in more detail below.

Our management, under the supervision of the Responsible Officers, is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rule 13a-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our Responsible Officers assessed the effectiveness of our ICFR as of December 31, 2025. In making this assessment, they used the criteria established in Internal Control – Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control (“COSO”).

Our ICFR were not required to be independently audited. Accordingly, no independent audit was performed over the effectiveness of internal controls as at December 31, 2025 and this annual report does not include an attestation report of the Company’s registered public accounting firm regarding ICFR. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this annual report.

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

20-F for the year ended December 31, 2025

The Responsible Officers concluded that, as at December 31, 2025, its ICFR is not effective and as a result its DCPs are not sufficiently effective. NXT reached this conclusion based upon its assessment that there is a more than remote likelihood that its ICFR will not prevent or detect material misstatements if they should exist in the Company’s consolidated financial statements. The Responsible Officers continue to take certain actions to mitigate these material weaknesses including: (i) the implementation of controls with regards to the review procedures surrounding its disclosure; and (ii) engagement of third-party specialists. In addition, the CFO engages subject matter consultants as the need arises.

Changes in Internal Controls

There were no changes to the Company’s ICFR in 2025.

It should be noted that a control system, including the Company’s DCPs and ICFR, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the DCPs and ICFR will prevent all errors or fraud.

There were no other changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the period ended December 31, 2025.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that we have at least one audit committee “financial expert” (as defined under Item 16.A of Form 20-F) serving on our Audit Committee. The Audit Committee consists of Messrs. Selby (Chair), Tilson, and Mork. All members of the NXT Audit Committee has relevant experience in understanding and evaluating financial information, generally accepted accounting principles, control systems and audit committee functions. They are considered financial experts, and all are “independent” directors, as that term is defined under the listing standards of NASDAQ.

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

During 2025, the Company did not significantly amend its Code of Conduct or grant any waiver, including any implicit waiver, from any provision of the Code of Conduct to any of its directors, officers or employees. Copies of NXT’s Code of Conduct are available without charge to any person upon request from NXT’s Chief Financial Officer at nxt_info@nxtenergy.com or at NXT’s headquarters at Suite 302, 3320 – 17th Avenue SW, Calgary Alberta, Canada, T3E 0B4, and on the Company website, www.nxtenergy.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants for each of the fiscal years ended December 31, 2025, 2024 and 2023.

	2025	2024	2023
Audit fees1.	$271,145	$260,010	$261,803
Audit-related fees	-	-	-
Tax fees2.	-	-	-
Total fees	271,145	260,010	261,803

1.	Aggregate of fees for audit of annual financial statements, review of quarterly financial statements and consent letters.
2.	Fees for reviewing annual tax returns and foreign jurisdiction tax compliance.

20-F for the year ended December 31, 2025

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

ITEM 16I – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

NXT has adopted an insider trading policy. NXT’s insider trading policy is contained in its code of ethics. The policy governs the purchase, sale, and other dispositions of the registrant’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to NXT.

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

20-F for the year ended December 31, 2025

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

20-F for the year ended December 31, 2025

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes are prepared in accordance with U.S. generally accepted accounting principles and included in Item 18 to this annual report.

ITEM 18. FINANCIAL STATEMENTS

The Company’s consolidated financial statements and related notes for the years ended December 31, 2025, 2024 and 2023, together with the reports of MNP LLP, Chartered Professional Accountants (Exhibit 15.1), have been prepared in accordance with U.S. generally accepted accounting principles and are attached as exhibit 15.1 hereto and are incorporated into the annual report.

20-F for the year ended December 31, 2025

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

4.2	SFD® Technology Ownership Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.4 to Form 6-K as filed on January 12, 2007)

4.3	Technology Transfer Agreement dated December 31, 2006 (incorporated by reference to Exhibit 99.6 to Form 6-K as filed on January 12, 2007)

4.4	Letter Agreement: Geothermal Applications for SFD Technology dated April 18, 2021 (incorporated by reference to Exhibit 99.1 to Form 6-K as filed on May 4, 2021)

4.5	Stock Option Plan

4.6	Standard Executive Employment Agreement

5.1	Ataraxia Convertible Debenture Subscription Agreement

5.2	Ataraxia Investor Rights Agreement

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.1	Code of Conduct and Business Ethics (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F for the year ended December 31, 2013 as filed on April 30, 2014)

11.2	Insider Trading Policy

20-F for the year ended December 31, 2025

Exhibit No.	Description
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of VP Finance and Chief Financial Officer

13.1	Section 1350 Certification of Chief Executive Officer

13.2	Section 1350 Certification of VP Finance and Chief Financial Officer

15.1	Consolidated Financial Statements and Audit report of MNP LLP for the years ended December 31, 2025, 2024 and 2023

15.2	Consent of MNP LLP

15.3	Management’s Discussion and Analysis for the year ended December 31, 2025

15.4	Management’s Discussion and Analysis for the year ended December 31, 2024

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File

# Indicates management contract or compensatory plan.

20-F for the year ended December 31, 2025

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NXT Energy Solutions Inc.

By:	“/s/ Gerry Sheehan”
Gerry Sheehan
Director and Chief Executive Officer

Dated: April 30, 2026

